Form 40-F/A
period 2019-12-31
FSD Pharma Inc.
filed 2020-03-17
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
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

[X]  Yes              [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F ("Amendment No. 1") amends the Annual Report on Form 40-F of FSD Pharma Inc. (the "Registrant") for the year ended December 31, 2019, which was originally filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2020 (the "Original Annual Report"). This Amendment No. 1 is being filed solely to include the report of the Registrant's predecessor auditor in respect of the year ended December 31, 2018 in the Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, in accordance with applicable Canadian securities laws.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Amendment No. 1 to the Annual Report on Form 40-F.

Exhibits	Documents
99.1*	Annual Information Form for the year ended December 31, 2019
99.2**	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018 and auditor's report thereon
99.3*	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017 and auditor's report thereon
99.4*	Management's Discussion and Analysis for the year ended December 31, 2019
99.5**	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.6**	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.7**	Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Certifications of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9**	Consent of McGovern Hurley LLP
99.10**	Consent of MNP LLP
101	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*    Previously filed.
**  Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD PHARMA INC.

By:	/s/ Raza Bokhari
Name:	Raza Bokhari
Title:	Chief Executive Officer and Executive Co-Chairman

Date:  March 17, 2020