Form 40-F
period 2020-12-31
FSD Pharma Inc.
filed 2021-03-17
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission File Number 001-39152

FSD PHARMA INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer identification Number (if applicable))

First Canadian Place
100 King Street West, Suite 3400

Toronto, Ontario M5X 1A4
(416) 854-8884

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and

telephone number (including area code) of

agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class B Subordinate Voting Shares, no par value	HUGE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

    [X]  Annual information form                  [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 19,161,620 Class B Subordinate Voting Shares.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  [X]            No  [  ]

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[  ]

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

[  ]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F"), includes certain statements that constitute "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements relate to future events or future performance, business prospects or opportunities of the Registrant that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are often, but not always, identified by words or phrases such as "seek", "anticipate", "believe", "expect", "plan", "continue", "estimate", "will", "predict", "intend", "forecast", "future", "target", "project", "capacity", "could", "should", "might", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: discussions concerning the Registrant's exploration of near-term funding strategies; the progress of the Phase 1 study, approved by the Ethics Committee of the Alfred Hospital in Victoria, Australia, to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of ultramicronized-PEA in normal healthy volunteers; the Registrant's plans to advance the research & development of ultramicronized-palmitoylethanolamide ("ultramicronized-PEA" or "FSD-201") to commercialization through studies and clinical trials, including anticipated timing and associated costs; the status of the Phase 2(a) clinical trial for the use of FSD-201 to treat COVID-19 (the "FSD-201 COVID-19 Trials") and the review thereof by the U.S. Food and Drug Administration (the "FDA"), including the timing, completion and outcomes of any trials or whether FSD-201 may be effective and feasible in treating COVID-19, the application and the costs associated with such planned trials, and the Registrant's ability to obtain required funding and the terms and timing thereof; the expansion of the Registrant's product offering(s), the Registrant's business objectives and the expected impacts of previously announced acquisitions and developments; the investigational new drug FDA application process and any review thereof and its affects on our business objectives; the sale of substantially all of the assets of the Registrant's wholly owned subsidiary, FV Pharma, Inc., including of its facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"); the anticipated resignation of James A. Datin from the Registrant's board of directors and audit committee; or any actions that may or may not be taken at the annual meeting of the shareholders by certain shareholders of the Registrant claiming to hold in excess of 5.1% of the Class B Subordinate Voting Shares of the Registrant (the "Class B Shares"), including Mr. Zeeshan Saeed, the former President of the Registrant and Mr. Anthony Durkacz, who is a director of the Registrant.

The Registrant has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Registrant's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; the general economic, financial market, regulatory and political conditions in which the Registrant operates; the interest of potential purchasers in the Registrant's products; anticipated and unanticipated costs; the government regulation of the Registrant's activities and products; the timely receipt of any required regulatory approvals; the Registrant's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant's ability to conduct operations in a safe, efficient and effective manner; and the Registrant's expansion plans and timeframe for completion of such plans.

Although the Registrant believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that such statements will prove to be correct. Since forward-looking statements addressing future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially and adversely from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history and history of losses, and anticipated significant losses for the foreseeable incurred to pursue commercialization of FSD-201; the Registrant's ability to continue as a going concern; the highly speculative nature of pharmaceutical development; the Registrant's ability to generate sufficient revenue to be profitable; the inability to obtain required additional financing on terms favourable to the Registrant; the Registrant's dual class share structure; whether an active trading market for the Class B Shares is sustained; risks inherent in an pharmaceutical business and with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies (including the FSD-201 COVID-19 Trials) on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all; the Registrant's reliance on only one pharmaceutical candidate, FSD-201; risk related to the sale of the Facility, including whether the Registrant will be able to sell the Facility on terms favourable to the Registrant, or at all; vulnerability to rising or volatile energy costs; the Registrant's reliance on management and key persons; manufacturing problems that could result in delay of the Registrant's development or commercialization programs; the Registrant's compliance with environmental, health and safety laws and regulations; the Regisrant's expected minimal environmental impacts; insurance and uninsured risks; interruptions in the supply chain for key inputs; claims from suppliers; risk of conflict related to directors and officers of the Registrant who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as the Registrant; demand for skilled labour, specialized knowledge, equipment, parts and components; the Registrant's ability to manage its growth effectively; the Registrant's ability to realize production targets; supply chain interruptions and the ability to maintain required supplies of skilled labour, specialized knowledge, equipment, parts and components; the Registrant's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Registrant not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks related to the Registrant's status as a foreign private issuer; the Registrant's ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on its operations; the Registrant's international business operations, including expansion to new jurisdictions, could expose it to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for its products; risks associated with acquisitions and partnerships, including the ability to attract and retain business partners and reliance of the Registrant on the operations of its partners, and the lack of control over such operations associated with investments the Registrant has made in strategic partners; the Registrant taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Registrant's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Registrant's partners; results of litigation; conflicts of interest between the Registrant and its directors and officers; lack of dividends, and reinvestment of retained earnings, if any, into the Registrant's business; the dependence of the Registrant's operations, in part, on the maintenance and protection of its information technology systems, and the information technology systems of its third-party research institution collaborators, contract research organizations or other contractors or consultants, which could face cyber-attacks; tax-related risks, including unforeseen changes to tax and accounting rules, practices or requirements that may be difficult or impossible for the Registrant to implement or comply with, and its classification as a "passive foreign investment company"; changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for the Registrant, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes; the Registrant's ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Registrant operates; failure to execute definitive agreements with entities in which the Registrant has entered into letters of intent or memoranda of understanding; changes in government or government policy, or changes in funding for the FDA and other government agencies, which could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions, upon which the Registrant may rely; failure of counterparties to perform contractual obligations; the Registrant's ability to successfully develop new products or find a market for their sale; the Registrant's ability to promote and sustain its brands; the shelf life of inventory, including unexpected write-downs or fair value adjustments of biological assets or recall of products; the ability to provide the capital required for research, product development, operations and marketing; the impact of any future recall of the Registrant's products; reputational risks to third parties with whom the Registrant does business; the Registrant's ability to produce and sell medical products in, and export medical products to, other jurisdictions outside of Canada, which is dependent on compliance with additional regulatory or other requirements; co-investment risks associated with investments the Registrant may make with strategic investors or other third parties through joint ventures or other entities from time to time; failure to comply with laws and regulations; the Registrant's reliance on its own market research and forecasts; competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change as competitors have proposed various new product candidates or existing pharmaceutical products or technologies as an effective treatment for COVID-19, which may be safer, more advanced or more effective than the proposed use of FSD-201 as an effective treatment; the Registrant's ability to safely, securely, efficiently and cost-effectively transport our products to consumers; liability arising from any fraudulent or illegal activity, or other misconduct or improper activities that the Registrant's directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements; the Registrant's inability attain the regulatory approvals it needs to commercialize pharmaceutical products; the Registrant's product candidates being in the preclinical development stage; the Registrant's ability to obtain regulatory approval in jurisdictions for any product candidates; failure to obtain regulatory approval for FSD-201, or to achieve the degree of market acceptance and demand for our products by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including, in the case of the FSD-201 COVID-19 Trials for the use of FSD-201 to treat COVID-19, due to the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 for the treatment of COVID-19, should such approval be received at all; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of FSD-201 as a treatment for COVID-19 or other medical conditions; results of earlier studies or clinical trials not being predictive of future clinical trials and initial studies or clinical trials may not establish an adequate safety or efficacy profile for the Registrant's product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval; difficulties enrolling patients in clinical trials; potential side effects, adverse events, or other properties or safety risks of the Registrant's product candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a product candidate, limit their commercial potential, if approved, or result in other negative consequences; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; if clinical trials are conducted for product candidates outside of the United States, the FDA and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited; preliminary, interim data obtained from the Registrant's clinical trials that it may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the FDA and other government agencies; unforeseen claims made against the Registrant, including product liability claims or regulatory actions if products are alleged to have caused significant loss or injury; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any product candidates that the Registrant may develop; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; reliance on single-source suppliers, including single-course suppliers for the acquisition of the drug substance and drug product for FSD-201; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Registrant's products; uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in product candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; risk factors related to the sale of the Facility; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Registrant's patents and other intellectual property; invalidity or unenforceability of patents, including legal challenges to patents covering FSD-201; claims regarding wrongfully used or disclosed confidential information of third parties; inability to protect property rights around the world; conditions in the global economy and capital markets, including impacts to trade and public health or geopolitical risks, as a result of impacts of COVID-19 or otherwise; that additional issuances of the Registrant's shares could have a significant dilutive effect; and other factors beyond the Registrant's control.

 The Registrant cautions that the foregoing list of important risk factors and uncertainties is not exhaustive. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should carefully consider the maters as further discussed under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

 The forward-looking statements contained in, or incorporated by reference into, this Form 40-F are made as of the date of this Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Form 40-F are expressly qualified in their entirety by this cautionary statement.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form ("AIF") is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and auditor's report thereon is filed as Exhibit 99.2 to this Form 40-F.

Management's Discussion and Analysis

The Registrant's management's discussion and analysis ("MD&A") is filed as Exhibit 99.3 to this Form 40-F.

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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Registrant. The control framework used by management to evaluate the effectiveness of the Regisrant's ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Registrant's management, including the CEO and the CFO, have assessed the effectiveness of the Registrant's ICFR as of the end of the fiscal year ended December 31, 2020, and have determined that such ICFR are effective.

ATTESTATION REPORT OF INDEPENDENT AUDITORS

Under the Jumpstart Our Business Startups Act ("JOBS Act"), emerging growth companies (as defined in the JOBS Act) are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires an issuer to provide an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting in its annual report. The Registrant qualified as an emerging growth company as of December 31, 2020 and, as a consequence, this Form 40-F does not include an attestation report of the Registrant's independent auditor on the effectiveness of its internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended December 31, 2020 there were no changes to the Registrant's ICFR that have materially affected or are reasonably likely to materially affect the Registrant's ICFR.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

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

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Registrant had the following contractual obligations outstanding:

	Payment due by period (in United States dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade Payables and Accrued Liabilities	$3,700,103	$3,700,103	-	-	-
Lease Obligations	$141,018	$46,842	$94,176		-
Notes Payable	$384,647	$384,647	-	-	-
Total	$4,225,768	$4,131,592	$94,176	-	-

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

The following documents are being filed with the Commission as exhibits to this Form 40-F.

EXHIBIT INDEX

Exhibits	Documents
99.1	Annual Information Form for the year ended December 31, 2020
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 and auditor's report thereon
99.3	Management's Discussion and Analysis for the year ended December 31, 2020
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.6	Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Consent of McGovern Hurley LLP
101	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD PHARMA INC.
	By:	/s/ Raza Bokhari
		Name:	Raza Bokhari
		Title:	Executive Chairman and Chief Executive Officer
Date: March 16, 2021