Form 20-F
period 2021-12-31
FSD Pharma Inc.
filed 2022-03-31
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission file number: 001-39152

FSD Pharma Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada
(Address of principal executive offices)

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board

FSD Pharma Inc.

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

Telephone: (416) 854-8884

Email: zsaeed@fsdpharma.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Subordinate Voting Shares, no par value	HUGE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Multiple Voting Shares, no par value: 72 shares outstanding as of December 31, 2021

Class B Subordinate Voting Shares, no par value: 40,450,754 shares outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐          Accelerated filer  ☐          Non-accelerated filer  ☒          Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

INTRODUCTION

Unless otherwise noted or the context otherwise requires, all references in this Annual Report on Form 20-F, or this Annual Report, to "FSD," "FSD Pharma," "Corporation,", "Company," "we," "us" and "our" refer to FSD Pharma Inc., a corporation formed under the OBCA (as defined herein) and our wholly owned subsidiaries, Lucid, FSD BioSciences, FV Pharma and Prismic (as such terms are defined herein).

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Except where expressly indicated otherwise, our financial information is presented in U.S. dollars.  All references in this Annual Report to "$" or "US$" mean U.S. dollars, and all references in this Annual Report to "C$" mean Canadian dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of C$1.00 to US$0.798, which is the average rate for the 2021 fiscal year, (2020 average rate: C$1.00=US$0.745). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

This Annual Report includes registered and unregistered trademarks such as "In Pursuit of Total Brain Health", "Total Brain Health", "Psycheceuticals" and "Pharmaceutically Green", which are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, our trademarks referred to in this Annual Report and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Report are the property of their respective owners.

We are incorporated under the laws of Ontario, Canada. Substantially all of our assets are located outside the United States. In addition, several of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, investors should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors, or other said persons, predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or other laws of any state or jurisdiction of the United States.

In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this Annual Report, the following terms, when used in this Annual Report, have the following meanings (unless otherwise indicated):

"Acquireco" means 2620756 Ontario Inc., a wholly owned subsidiary of the Corporation incorporated under the OBCA for the purpose of carrying out the FV Pharma Amalgamation.

"Annual and Special Meeting" means the Corporation's annual general and special meeting of shareholders held on May 14, 2021.

"Articles" means the articles of amalgamation of the Corporation.

"Articles of Amendment" means the amendment to the Articles providing for the change of name of the Corporation from "Century Financial Capital Group Inc." to "FSD Pharma Inc.", and the concurrent reorganization of the Corporation's share capital, as further described herein.

"Audit Committee" means the Audit and Risk Committee of the Board.

"Board" means the board of directors of the Corporation.

"Cannabis Act" means the Cannabis Act, S.C. 2018, c.16,

"Cannabis Licenses" means the three licenses received from Health Canada under (or as migrated to, as applicable) the Cannabis Act: (i) a Cultivation License; (ii) a Standard Processing License; and (iii) a Sale for Medical Purposes License, each of which have been forfeited by the Corporation.

"CDSA" means the Controlled Drugs and Substances Act (Canada).

"Century Shares" means common shares in the capital of the Corporation prior to the reorganization of the Corporation's share capital as described in the Articles of Amalgamation.

"CEO" means Chief Executive Officer.

"CFO" means Chief Financial Officer.

"Class A Shares" means the Class A multiple voting shares in the capital of the Corporation.

"Class B Shares" means the Class B subordinate voting shares in the capital of the Corporation.

"CMO" means contract manufacturing organization.

"Coattail Agreement" means the coattail agreement dated May 24, 2018 among the Corporation, Computershare and certain of the Shareholders holding at least 80% of the Class A Shares.

"Cobourg Sale" has the meaning set out in "Item 4.A. History and Development of the Company-Corporate Structure-Intercorporate Relationships- History of FV Pharma - History of FV Pharma".

"Computershare" means Computershare Investor Services Inc., the registrar and transfer agent of the Corporation.

"COO" means Chief Operating Officer.

"Corporation" means FSD Pharma Inc. (formerly Century Financial Capital Group Inc.), a corporation formed under the OBCA.

"COVID-19" means the 2019 novel coronavirus (SARS-CoV-2).

"CRO" means contract research organization.

"CSA" has the meaning set out in "Description of the Business - Regulatory Environment - Controlled Substances - United States".

"CSE" means the Canadian Securities Exchange.

"CTA" means Clinical Trial Application.

"date hereof" means the date of this Annual Report, being March 30, 2022.

"DEA" means the U.S. Drug Enforcement Administration.

"Epitech" means Epitech Group SpA.

"Epitech License Agreement" has the meaning set out in “Item 4.A. History and Development of the Company—General Development of the Business – Three Year History—Epitech License Agreement and Prismic Assignment Agreement”.

"Facility" means the former cannabis processing facility located at 520 William Street, Cobourg, Ontario, K9A 3A5.

"Facility Property" has the meaning set out in "Description of the Business - Overview - FV Pharma and the Facility".

"FDA" means the U.S. Food and Drug Administration.

"FDA Act" means the Food and Drugs Act (Canada), including all regulations thereunder.

"First Republic" means First Republic Capital Corporation, a company controlled by Anthony Durkacz.

"FSD BioSciences" means FSD BioSciences, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary.

"FSD-PEA" means ultra-micronized PEA, also known as FSD-201, a lead compound with exhibited anti-inflammatory properties that is being researched and developed by the Corporation through FSD BioSciences.

"FV Pharma" means FV Pharma Inc., a corporation incorporated under the OBCA and a wholly owned subsidiary of the Corporation.

"FV Pharma Amalgamation" means the amalgamation of Acquireco and FV Pharma pursuant to the terms of the FV Pharma Amalgamation Agreement.

"FV Pharma Amalgamation Agreement" means the business combination agreement dated March 9, 2018, entered into between the Corporation and FV Pharma in respect of the FV Pharma Amalgamation.

"GMP" means good manufacturing practices.

"IND" means Investigational New Drug Application.

"JOBS Act" means the U.S. Jumpstart Our Business Startups Act.

"Lucid" means Lucid Psycheceuticals Inc., a corporation incorporated under the OBCA and a wholly owned subsidiary of the Corporation.

"Lucid Acquisition" has the meaning set out in "Item 4. Information on the Company-A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition".

"Lucid Amalgamation Agreement" means the amalgamation agreement dated September 20, 2021, entered into among the Corporation, Lucid and a wholly owned subsidiary of the Corporation in respect of the Lucid Acquisition.

"Lucid-MS" means the patented new chemical entity that is being researched and developed by the Corporation through Lucid for its potential treatment of MS.

"Lucid-PSYCH" means the psychoactive compound that is being researched and developed by the Corporation through Lucid for its potential treatment of major depressive disorder.

"Master Agreement" has the meaning set out in "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition".

"MNP" means MNP LLP, auditors of the Corporation since November 29, 2019.

"MS" means multiple sclerosis.

"Nasdaq" means The Nasdaq Stock Market LLC.

"NDA" means new drug application.

"OBCA" means the Business Corporations Act (Ontario).

"PEA" means palmitoylethanolamide.

"Prismic" means Prismic Pharmaceuticals, Inc., a corporation incorporated under the laws of Arizona and a wholly owned subsidiary of the Corporation.

"Prismic Acquisition" has the meaning set out in "Corporate Structure - History of Prismic".

"Product Candidates" has the meaning set out in "Description of the Business - Products and Sales".

"Requisitioning Shareholders" has the meaning set out in “Item 4. Information on the Company—A. History and Development of the Company—General Development of the Business—Three Year History—Matters Addressed at Annual and Special Meeting”.

"Sales Agent" means A.G.P./Alliance Global Partners.

"SEC" means the U.S. Securities Exchange Commission.

"SEDAR" means System for Electronic Document Analysis and Retrieval.

"Shareholders" means shareholders of the Corporation.

"Stock Options" means incentive stock options of the Corporation.

"UHN License Agreement" has the meaning set out in "Item 4. Information on the Company-A. History and Development of the Company-General Development of the Business - Three Year History - UHN License Agreement".

"USPTO" means the United States Patent and Trademark Office.

"Warrants" means warrants of the Corporation to purchase Class B Shares.

FORWARD-LOOKING STATEMENTS

The information provided in this Annual Report, including information incorporated by reference, contains certain "forward-looking information" or "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "Forward-Looking Statements"). Forward-Looking Statements relate to future events or future performance, business prospects or opportunities of the Corporation that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be Forward-Looking Statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be Forward-Looking Statements. Forward-Looking Statements are often, but not always, identified by words or phrases such as "hope", "would", "seek", "anticipate", "believe", "expect", "plan", "continue", "estimate", "will", "predict", "intend", "forecast", "future", "target", "project", "capacity", "could", "should", "might", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: discussions concerning the Corporation's exploration of near-term funding strategies; the Corporation's plans to advance the research & development of Product Candidates (as defined below) to commercialization through studies and clinical trials, including anticipated timing and associated costs; the application and the costs associated with such planned trials, and the Corporation's ability to obtain required funding and the terms and timing thereof; the expansion of our product offering(s), our business objectives and the expected impacts of previously announced acquisitions and developments; the investigational new drug FDA application process and any review thereof and its affects on our business objectives; the sale of substantially all of the assets of FV Pharma (as defined below), including the Facility (as defined below) and the Facility Property (as defined below), and timing thereof. Readers are cautioned not to place undue reliance on Forward-Looking Statements as the Corporation's actual results may differ materially and adversely from those expressed or implied.

The Corporation has made certain assumptions with respect to the Forward-Looking Statements regarding, among other things: the Corporation's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; the general economic, financial market, regulatory and political conditions in which the Corporation operates; the interest of potential purchasers in the Corporation's Product Candidates; anticipated and unanticipated costs; the government regulation of the Corporation's activities and Product Candidates; the timely receipt of any required regulatory approvals; the Corporation's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Corporation's ability to conduct operations in a safe, efficient and effective manner; and the Corporation's expansion plans and timeframe for completion of such plans.

Although the Corporation believes that the expectations and assumptions on which the Forward-Looking Statements are based are reasonable, undue reliance should not be placed on the Forward-Looking Statements, because no assurance can be given that such statements will prove to be correct. Since Forward-Looking Statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially and adversely from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Corporation and history of losses, and anticipated significant losses for the foreseeable future incurred to pursue commercialization of Product Candidates (as defined below); the Corporation's inability to file INDs (as defined below) on timelines it reasonably anticipates, if at all; the Corporation's ability to identify, license or discover additional product candidates; the Product Candidates being in the preclinical development stage; the Corporation's reliance on its Product Candidates; the Corporation's ability to successfully develop new commercialized products or find a market for their sale; the impact of any future recall of the Corporation's products; the Corporation's ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Corporation operates; failure to achieve the degree of market acceptance and demand for our products or Product Candidates by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including due to the possibility that alternative, superior treatments may be available prior to the approval and commercialization of Product Candidates, should such approval be received at all; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of Product Candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of any Product Candidate, including the effectiveness of Lucid-MS (as defined below) as a treatment for MS (as defined below) or Lucid-PSYCH (as defined below) as a treatment for major depressive disorder or other mental health disorders; results of earlier studies or clinical trials not being predictive of future clinical trials and initial studies or clinical trials not establishing an adequate safety or efficacy profile for the Corporation's Product Candidates to justify proceeding to advanced clinical trials or an application for regulatory approval; potential side effects, adverse events or other properties or safety risks of the Corporation's Product Candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a Product Candidate, limit their commercial potential, if approved, or result in other negative consequences; preliminary, interim data obtained from the Corporation's clinical trials that it may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures; inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any Product Candidates that the Corporation may develop; the ability to provide the capital required for research, product development, operations and marketing; violations of laws and regulations resulting in repercussions; risks inherent in an pharmaceutical business and the development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all; delays in clinical trials; psychedelic-inspired drugs possibly never being approved as medicines or other therapeutic applications; the Corporation's inability to attain or maintain the regulatory approvals it needs in any jurisdiction to commercialize, distribute or sell any Product Candidate or other pharmaceutical products; failure of counterparties to perform contractual obligations; changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for the Corporation, including in relation to restrictions on branding and advertising, regulation of distribution and excise taxes; uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in Product Candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs; conditions in the global economy and capital markets, including impacts to trade and public health or geopolitical risks, as a result of impacts of COVID-19 or otherwise; the Corporation's anticipated negative cash flow from operations and non-profitability for the foreseeable future; the inability to obtain required additional financing on terms favourable to the Corporation or at all; the dilutive effects of future sales or issuances of equity securities and the conversion of outstanding securities to Class B Shares; the Corporation's dual class share structure; the market price of the Class B Shares possibly being subject to wide price fluctuations; whether an active trading market for the Corporation's Class B Shares (as defined below) is sustained; the Corporation's ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on its operations;

lack of dividends, and reinvestment of retained earnings, if any, into the Corporation's business;  risk related to the sale of the Facility and Facility Property, including whether the Corporation will be able to sell the Facility and/or the Facility Property on terms favourable to the Corporation, or at all; the Corporation's reliance on management, key persons and skilled personnel; reliance on contract manufacturing facilities; manufacturing problems that could result in delay of the Corporation's development or commercialization programs; the Corporation's expected minimal environmental impacts; insurance and uninsured risks; claims from suppliers; conflicts of interest between the Corporation and its directors and officers; the Corporation's ability to manage its growth effectively; the Corporation's ability to realize production targets; supply chain interruptions and the ability to maintain required supplies of, equipment, parts and components; the Corporation's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; results of litigation; the dependence of the Corporation's operations, in part, on the maintenance and protection of its information technology systems, and the information technology systems of its third-party research institution collaborators, CROs or other contractors or consultants, which could face cyber-attacks; failure to execute definitive agreements with entities in which the Corporation has entered into letters of intent or memoranda of understanding; unfavourable publicity or consumer perception towards the Product Candidates; reputational risks to third parties with whom the Corporation does business; failure to comply with laws and regulations; the Corporation's reliance on its own market research and forecasts; competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change; the Corporation's ability to safely, securely, efficiently and cost-effectively transport our products to consumers; liability arising from any fraudulent or illegal activity, or other misconduct or improper activities that the Corporation's directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements; unforeseen claims made against the Corporation, including product liability claims or regulatory actions; reliance on single-source suppliers, including single-course suppliers for the acquisition of the drug substance and drug product for any of the Product Candidates; inability to obtain or maintain sufficient intellectual property protection for the Corporation's Product Candidates; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on Product Candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Corporation's patents and other intellectual property; invalidity or unenforceability of patents, including legal challenges to patents covering any of the Product Candidates; claims regarding wrongfully used or disclosed confidential information of third parties; inability to protect property rights around the world; risks related to the Corporation's status as a foreign private issuer; the Corporation taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Corporation's classification as a "passive foreign investment company"; that the Corporation's international business operations, including expansion to new jurisdictions, could expose it to regulatory risks or factors beyond our control such as currency exchange rates and changes in governmental policy; risks related to expansion of international operations; the Corporation's ability to produce and sell products in, and export products to, other jurisdictions within and outside of Canada and the United States, which is dependent on compliance with additional regulatory or other requirements; regulatory regimes of locations for clinical trials outside of Canada and the United States; failure to obtain approval to commercialize Product Candidates outside of Canada and the United States; if clinical trials are conducted for Product Candidates outside of Canada and the United States, the FDA, Health Canada and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited; and other factors beyond the Corporation's control.

The Corporation cautions that the foregoing list of important risk factors and uncertainties is not exhaustive. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in Forward-Looking Statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Statements. You should carefully consider the matters as further discussed in the section of this Annual Report titled "Item 3. Key Information-D. Risk Factors".

The Forward-Looking Statements contained or incorporated by reference in this Annual Report are made as of the date of this Annual Report or as otherwise specified. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any Forward-Looking Statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

MARKET AND INDUSTRY DATA

This Annual Report includes market and industry data that has been obtained from third party sources, including industry publications. The Corporation believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Corporation has not independently verified any of the data from third party sources referred to in this Annual Report or ascertained the underlying economic assumptions relied upon by such sources.

SUMMARY RISK FACTORS

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled “Risk Factors.” These risks include, among others, the following:

  Drug development is a highly uncertain undertaking and involves a substantial degree of risk;
  We have a limited operating history and funding, which may make it difficult to evaluate our product development, product prospects and overall likelihood of success;
  The Product Candidates may not receive regulatory approval, in a timely manner, if at all, or may receive regulatory approval on limiting terms;
  The Corporation may be unable to raise the capital necessary for it to execute its strategy on favorable terms or at all;
  We rely on the Epitech License and the UHN License to use for pharmaceutical purposes certain patents and other intellectual property rights associated with FSD-PEA and Lucid-MS;
  Even if any Product Candidate we develop receives regulatory approval, we may nonetheless fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success;
  We face significant competition, and there is a possibility that our competitors may achieve regulatory approval for an effective treatment before us or develop therapies that are safer, more advanced or more effective than ours;
  Psychedelic or psychedelic-inspired drugs may never be approved as medicines or other therapeutic applications, and violations of applicable laws and regulations, or changes in the regulatory or political discourse with respect to psychedelic or psychedelic-inspired drugs, could result in repercussions;
  The loss of single-source suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business;
  We currently rely on, and expect to continue to rely on, third parties to conduct Product Candidate drug trials and aspects of our research and preclinical testing;
  We, our service providers or any third-party manufacturers may fail to comply with regulatory requirements which could subject us to enforcement actions;
  The FDA, Health Canada or other comparable regulatory authorities may not accept data from trials conducted in foreign jurisdictions;
  We may be unable to obtain and maintain sufficient intellectual property protection for our products;

  Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts;
  If we are unable to adequately protect the confidentiality of our trade secrets, our trademarks or trade names, our business may be adversely affected;
  Public health crises, including the ongoing novel coronavirus (COVID-19) pandemic, could have significant economic and geopolitical impacts that may adversely affect the Corporation’s business, financial condition and/or results of operations;
  The Corporation operates in a highly regulated industry and is subject to a wide range of federal, state and local laws, rules and regulations, including FDA regulatory requirements and laws pertaining to fraud and abuse in healthcare, that affect nearly all aspects of our operations. Failure to comply with these laws, rules and regulations, or to obtain and maintain required licenses, could subject the Corporation to enforcement actions, including substantial civil and criminal penalties, and might require us to recall or withdraw a product from the market or cease operations, which could materially and adversely affect our business, financial condition and results of operations;
  Any significant interruption in the supply chain for key inputs could materially impact the Corporation’s business;
  Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Shares could decrease the value of the Class B Shares and dilute investors’ voting power;
  The Corporation’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Shares;
  We may lose our status as a foreign private issuer;
  The Corporation is currently party to several legal proceedings and may become a party to potential future litigation; and
  We may be a passive foreign investment company for U.S. federal income tax purposes, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our Class B Shares.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

We are exposed to a number of risks through the pursuit of our business objectives. The following risks and uncertainties identified below are those we believe may, individually or in combination with other risks and uncertainties, have a material impact on our business, but these are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or risks that we currently deem immaterial, may also impair our business operations. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Class B Shares, could be materially and adversely affected. The risks discussed below also include Forward-Looking Statements and our actual results may differ substantially from those discussed in these Forward-Looking Statements. See "Forward-Looking Statements" in this Annual Report.

Risks Related to Product Candidates

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have three pharmaceutical product candidates and no pharmaceutical product sales, which, together with our limited operating history, makes it difficult to evaluate our business and assess our future viability.

Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a biotechnology corporation with a limited operating history. We have no pharmaceutical products approved for commercial sale and have not generated any revenue from pharmaceutical product sales. We are currently focused on developing three Product Candidates which are in early stages of development and will require substantial additional development time, including extensive resources, and preclinical and clinical testing before any of the candidates would be able to receive regulatory approvals and begin generating revenue from product sales.

The effectiveness of the Corporation's Product Candidates is not yet known.  We continue to incur significant research and development and other expenses related to ongoing operations and expect to incur losses for the foreseeable future. We anticipate these losses will increase and that we will not generate any revenue from product sales unless and until after we have successfully completed clinical development and received regulatory approval for the commercial sale of any of the Product Candidates.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA, Health Canada or comparable foreign regulatory authorities to perform nonclinical or preclinical studies or clinical trials in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators' clinical trials. Even if one or more of the Product Candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing such Product Candidate(s) and ongoing compliance efforts. Furthermore, changes to government legislation and regulatory authority policies or the interpretation of existing legislation and policies may increase our costs of compliance or ability to generate revenue and ultimately impact our business, results of operations, financial condition and prospects.

We may never be able to develop or commercialize any of the Product Candidates or achieve profitability. Revenue from the sale of any Product Candidates, if regulatory approval is obtained, will be dependent, in part, upon the size of the markets in the territories for which we obtain regulatory approval, the accepted price for the product(s), the ability to obtain reimbursement at any price and whether we own the commercial rights for that territory, as well as the efficiency and availability of any comparable products. Our growth strategy depends on our ability to generate revenue. In addition, if the number of addressable patients is less than anticipated, the indication approved by regulatory authorities is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of Product Candidates, even if approved. Even if we are able to generate revenue from the sale of Product Candidates, we may not become profitable and may need to obtain additional funding to continue operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to achieve sustained profitability would depress our value and could impair our ability to raise capital, expand our business, diversify our research and development pipeline, market Product Candidates and any other product candidates that we may identify and pursue or continue our operations.

Clinical trials cannot proceed without an effective IND or CTA (or equivalent), which might not occur in accordance with the Corporation's expected timelines.

Prior to commencing clinical trials for a Product Candidate in the United States, Canada or other jurisdictions, the Corporation may be required to have an IND or CTA (or equivalent) in effect for the Product Candidate and to file additional INDs or CTAs prior to initiating any additional clinical trials. The Corporation believes that the data from previous studies will support the filing of INDs or CTAs to enable the Corporation to undertake clinical studies as it has planned. However, submission of an IND or CTA (or equivalent) may not result in the FDA or Health Canada (or other comparable regulatory authorities) allowing clinical trials to begin and, once begun, issues may arise that will require the Corporation to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or CTA, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs or CTAs (or equivalent) and commence or continue clinical programs will significantly limit the Corporation’s opportunity to generate revenue.

The Product Candidates may not receive regulatory approval, in a timely manner, if at all, or may receive regulatory approval on limiting terms.

Before obtaining marketing approval from regulatory authorities for the sale of a Product Candidate, we must conduct extensive preclinical and clinical trials to demonstrate its safety and efficacy in humans. Obtaining regulatory approval for pharmaceuticals, including approval by the FDA, Health Canada and other comparable regulatory authorities, is a lengthy, expensive and unpredictable process, and depends upon numerous factors at the substantial discretion of the regulatory authorities, including, without limitation, the design of clinical trials, broadness of population studied with respect to clinical trials, risk-benefit ratio for a Product Candidate's proposed indication and processes of our third-party manufacturers of clinical and commercial supplies. Approval policies, regulations, or the type and amount of nonclinical or clinical data necessary to gain approval may change during the course of a Product Candidate's development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application.

In particular, clinical testing is expensive, time consuming, and subject to significant uncertainty. We cannot be certain that future Product Candidate clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and Product Candidate drug trials may not be successful. Events that may prevent successful, timely initiation or completion of clinical trials include, without limitation, (i) the inability to obtain additional financing required to conduct the clinical trials; (ii) delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies; (iii) the inability to generate sufficient data to support the initiation or continuation of clinical trials; (iv) delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical product candidate development; (v) delays in establishing clinical trial sites, including reaching agreements on acceptable terms with prospective contract research organizations (“CROs”), recruiting suitable clinical investigators, and obtaining required regulatory approvals for each clinical trial site; (vi) deficiencies or delays in testing operations of the Corporation or testing and manufacturing operations of relevant third-parties including CROs; (vii) difficulties in securing access to testing materials, enrolling a sufficient number of suitable patients or obtaining other resources for clinical testing; (viii) unanticipated additional costs associated with the preclinical or clinical trials of any Product Candidates; (ix) side effects, unexpected characteristics and other safety concerns associated with the use of Product Candidates; (x) modifications or terminations of study plans based on findings from preclinical or clinical trials, including discovery of undesirable side effects associated with any of the Product Candidates; (xi) changes to government regulations or regulatory authority policies; and (xii) any negative findings or decisions from regulatory authorities relating to our clinical trials, including delays in approvals, rejections and suspensions.

Product Candidates require significant additional development; management of clinical and manufacturing activities; and regulatory approval. In addition, we will need to obtain adequate manufacturing supply; build a commercial organization; commence marketing efforts; and obtain reimbursement, or contracts for such services, before we generate any significant revenue from commercial product sales, if ever. We cannot be certain that any Product Candidates will be successful in clinical trials or receive regulatory approval. Further, a Product Candidate may not receive regulatory approval even if it is successful in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction (see "Risk Factors - The FDA, Health Canada or other comparable regulatory authorities may not accept data from trials conducted in foreign jurisdictions"). If we do not receive regulatory approvals for a Product Candidate or some other future product candidate that we may identify, we and our subsidiaries may not be able to continue operations, which may require us to out-license the technology or pursue an alternative strategy, or may otherwise have a material adverse effect on our business, operating results and financial condition. Our inability to successfully complete clinical development of Product Candidates could result in additional costs to us and negatively impact our ability to generate revenue, causing a material adverse effect on our business, results of operations, financial condition and prospects. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize and market the Product Candidates. We may never be able to develop, obtain regulatory approval for, or successfully commercialize any of our Product Candidates.

Even if regulatory approval is secured for a Product Candidate, the terms of such approval may limit the scope and use of the Product Candidate, including restricting us from promoting such Product Candidate for approved indications or uses, which may limit its commercial potential. In addition, such approved Product Candidates will be subject to ongoing regulatory requirements for manufacturing, distribution, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy and other post-market information. For example, if any of our Product Candidates receives marketing approval, the FDA, Health Canada, or other regulatory authority could impose a boxed warning or comparable restriction in the labeling of our product and could require us to adopt a risk evaluation and mitigation strategy that includes elements to assure safe use to ensure that the benefits of the product outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners, or comparable restrictions.  Failure to comply with such obligations may result in significant negative consequences including product recalls, withdrawal of approvals and civil or criminal penalties, causing a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on the Epitech License and the UHN License to use for pharmaceutical purposes certain patents and other intellectual property rights associated with FSD-PEA and Lucid-MS.

Our principal assets include the Epitech License and the UHN License, which provides us with an exclusive, multi-jurisdictional license to use certain patents and other intellectual property rights associated with FSD-PEA, that are owned by Epitech, and Lucid-MS, that are owned by UHN. Under the Epitech License, we are obligated to use commercially reasonable efforts to develop FSD-PEA, with a view to filing a NDA with the FDA as soon as practicable. We are also obligated to make milestone payments and royalties to Epitech and UHN under the Epitech License Agreement and UHN License Agreement, respectively, which may limit our future profitability and our ability to enter into marketing partnership agreements. If we materially breach any of the terms of the Epitech License Agreement or UHN License Agreement (and fail to cure such breach with the specified time, to the extent a cure period is available for such breach), Epitech or UHN, as applicable, could terminate such agreement. If we were to lose or otherwise be unable to maintain the Epitech License, or the UHN License on acceptable terms, or find that it is necessary or appropriate to secure new licenses from other third parties, we may not be able to market FSD-PEA or Lucid-MS, as applicable, and our current business model and plan would be impaired, which would have a material adverse effect on our business, operating results and financial condition. See also “Item 4.A. History and Development of the Company—General Development of the Business – Three Year History—Epitech License Agreement and Prismic Assignment Agreement”.

Product Candidates may fail to achieve a sufficient degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community.

The commercial success of any Product Candidate will depend upon their degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, even if future trials for a Product Candidate are successful and such Product Candidate receives marketing approval, which may occur much later than anticipated or not at all, the Product Candidate may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of a Product Candidate, if approved for commercial sale, will depend on a number of factors, including (i) the availability of alternative, superior treatments for a particular condition prior to the approval and commercialization of the Product Candidate for such treatment; (ii) the efficacy and safety of the Product Candidate;, including side effects or unexpected characteristics; (iii) the ability to offer the Product Candidate for sale at competitive prices; (iv) the ability to manufacture the Product Candidate in sufficient quantities and to offer appropriate patient access programs, such as co-pay assistance; (v) convenience and ease of dosing and administration compared to alternative treatments; (vi) the clinical indications for which the Product Candidate is approved by the FDA or Health Canada, if it approved at all, or comparable regulatory agencies; (vii) product labeling or product insert requirements of the FDA, Health Canada or other comparable regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling; (viii) restrictions on how the Product Candidate is distributed; (ix) publicity concerning the Product Candidate or competing products and treatments; (x) the strength of marketing and distribution support; (xi) favorable third-party coverage and sufficient reimbursement; and (xii) the prevalence and severity of any side effects or adverse effects.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians' organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that any Product Candidate is safe, therapeutically effective and cost effective as compared with competing treatments. If Product Candidates do not achieve adequate levels of acceptance, we may not generate significant product revenue, and we may not become profitable.

We face significant competition and there is a possibility that our competitors may achieve regulatory approval for an effective treatment before us or develop therapies that are safer, more advanced or more effective than ours.

The development and commercialization of new drug products is highly competitive. We face competition with respect to Product Candidates from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies world-wide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our future pharmaceutical products may face direct competition from generic and other follow-on drug products. See “—If approved, our Product Candidates may face competition from generic drugs approved through an abbreviated regulatory pathway”.

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative transactions with large, established companies. In addition, many universities and private and public research institutes may become active in its target disorder areas. FSD's competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than any of the solutions that FSD is currently developing or that it may develop, which could render its solutions obsolete or non-competitive and may negatively impact its ability to successfully market or commercialize Product Candidates and ultimately harm FSD's financial condition. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Psychedelic or psychedelic-inspired drugs may never be approved as medicines or other therapeutic applications and violations of applicable laws and regulations could result in repercussions.

In the United States, certain psychedelic drugs are classified as Schedule I drugs under the CSA (21 U.S.C. § 811) and the Controlled Substances Import and Export Act and as such, medical and recreational use is illegal under the U.S. federal laws and in Canada, certain substances are classified as controlled substances and are listed on Schedule III of the CDSA and are also listed under Schedule J to the FDR, which results in very restricted use. There is no guarantee that psychedelic drugs will ever be approved as medicines or other therapeutic applications in any jurisdiction in which the Corporation operates.

The Corporation's programs involving controlled drugs are conducted in strict compliance with the laws and regulations regarding the production, storage and use of such drugs. As such, all facilities engaged with such substances by or on behalf of the Corporation do so under current licenses and permits issued by appropriate governmental agencies. Unforeseen delays to the drug substance and drug product manufacture and supply chain may occur due to delays, errors or other unforeseen problems with the permitting and quota process.

The failure of the Corporation to maintain compliance with applicable federal, state or provincial requirements, or the loss or diversion of controlled substances, can result in significant enforcement actions. The DEA and/or state authorities could seek civil penalties, refuse to renew registrations, initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to civil and criminal prosecutions, fines, penalties and forfeitures. Overall, a violation of any laws and regulations in the jurisdictions in which the Corporation operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Corporation operates, or by private citizens, or through criminal charges. The loss of the necessary licenses, permits or exemptions, including the loss of access to licensed facilities, for use of controlled drugs could have an adverse effect on the Corporation's operations.

Interim, "top-line," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as additional analyses are conducted, and as the data are subject to audit and verification procedures, that could result in material changes in the final data.

From time to time, we may publish interim, "top-line," or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or "top-line" data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, "top-line," or interim data and final data could significantly harm our business prospects.

The loss of single-source suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.

We rely on single-source suppliers for the supply of drug substances and products. Although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of Product Candidates. Furthermore, under the Epitech License, we must source any PEA used in FSD-PEA that is sold outside of the United States or Canada from Epitech, except in certain limited circumstances described by the agreement.

Our dependence on single-source suppliers exposes us to certain risks, that may materially impact our ability to progress our business, including (i) our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; (ii) delays caused by supply issues which may harm our reputation; and (iii) our single-source suppliers or CMOs experiencing significant business challenges, disruption or failures due to issues such as financial difficulties or bankruptcy, issues relating to regulatory or quality compliance issues, or other legal or reputational issues.

Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of a Product Candidate or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

We expect to rely on third parties to conduct Product Candidate drug trials and aspects of our research and preclinical testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of research and preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it would delay Product Candidate development activities.

Our reliance on these third parties for research and development activities reduces control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that Product Candidate drug trials are each conducted in accordance with the general investigational plan and protocols for each trial and applicable legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. In addition, the FDA, Health Canada and other comparable regulatory authorities require compliance with good clinical practices for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these good clinical practices through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of these third parties fail to comply with applicable good clinical practice regulations, some or all of the clinical data generated in any Product Candidate drug trials may be deemed unreliable and the FDA, Health Canada or other comparable regulatory authorities may reject our marketing applications or require us to perform additional nonclinical or clinical trials or to enroll additional patients before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any Product Candidate drug trial complies with the good clinical practice regulations. For any violations of laws and regulations during the conduct of clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties and criminal prosecution. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions. See "Item 3.D. Risk Factors - Risks Related to Product Candidates - Psychedelic or psychedelic-inspired drugs may never be approved as medicines or other therapeutic applications and violations of applicable laws and regulations could result in repercussions" above.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for a Product Candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize Product Candidates. Our failure or the failure of these third parties to comply applicable regulatory requirements or our stated protocols could also subject us to enforcement action.

We also expect to rely on other third parties to store and distribute drug supplies for Product Candidate drug trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines or other therapeutic applications, producing additional losses and depriving us of potential product revenue.

There may be unfavourable publicity or consumer perception towards the Product Candidates or psychedelics.

The success of the Corporation may be significantly influenced by the public's perception of the Product Candidates, including Lucid-PSYCH, which is a psychedelic-inspired product. There is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to the Product Candidates will be favourable. Any unfavourable publicity or consumer perception regarding the Product Candidates could have a material adverse effect on the Corporation's operational results, consumer base and financial results.

There may be particular sensitivity regarding publicity and consumer perception surrounding Lucid-PSYCH, which is a psychedelic-inspired product candidate. The psychedelic industry is in its early stages and is constantly evolving, with no guarantee of viability. The market for psychedelic-inspired products is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic substances may have a material adverse effect on the Corporation's operational results, consumer base and financial results. While the Corporation is engaged in development of a psychedelic-inspired product candidate, and does not advocate for the legalization of any psychedelic substances or deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks, any unfavourable publicity or consumer perception regarding psychedelic substances (in addition to psychedelic-inspired products) could also have a material adverse effect on the Corporation's operational results, consumer base and financial results.

Risks Related to the Pharmaceutical Business

Results of earlier studies or clinical trials may not be predictive of future clinical trial results and may not justify proceeding to advanced clinical trials or an application for regulatory approval.

The results of nonclinical and preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. The results of preclinical studies and clinical trials in one set of patients or disease indications, or from preclinical studies or clinical trials that we did not lead, may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. For example, many product candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance the Product Candidates and to identify new product candidates, we cannot be certain that later testing or trials of product candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development. It is possible that as we test our Product Candidates in larger, longer and more extensive clinical trials, or as the use of these Product Candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. A number of companies in the pharmaceutical and biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding supportive results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of a Product Candidate in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA, Health Canada and regulatory authorities outside the United States and Canada to market and sell such Product Candidate. Our failure to obtain marketing approval for any Product Candidate would substantially harm our business, results of operations, financial condition and prospects.

Product Candidates could be associated with side effects which could delay or halt clinical development, prevent regulatory approval or result in other significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects associated with our Product Candidates.

If our Product Candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the Product Candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials.

Additionally, adverse developments in clinical trials of pharmaceutical and biopharmaceutical products conducted by others may cause the FDA, Health Canada or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our Product Candidates.

Additionally, if we or others later identify undesirable side effects caused by our Product Candidates once approved, several potentially significant negative consequences could result, including: (i) regulatory authorities may suspend or withdraw approvals of such product candidate; (ii) we may be required to change the way a product candidate is administered or conduct additional clinical trials; (iii) we may be required to include additional warnings on a product candidate’s labeling or the product candidate may be subject to restrictive distribution requirements; (iv) we could be sued and held liable for harm caused to patients; and (v) our reputation may suffer. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that any adverse events were caused by the administration process or related procedures, the FDA, Health Canada or other regulatory authorities could order us to cease further development of, or deny approval of, a product candidate for any or all targeted indications. Even if we can demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our Product Candidates, the commercial prospects of such Product Candidates may be harmed and our ability to generate product revenues from any of these Product Candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

The Corporation may not be successful in its efforts to identify, license or discover additional product candidates.

Although a substantial amount of the Corporation's effort will focus on the continued research and pre-clinical and clinical testing, potential approval and commercialization of its Product Candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Corporation's research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following: (i) the Corporation's research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;  (ii) the Corporation may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates; (iii) the Corporation's product candidates may not succeed in pre-clinical or clinical testing; (iv) the Corporation's product candidates may be shown to have harmful side effects or may have other characteristics that may make the product candidates unmarketable or unlikely to receive marketing approval; (v) competitors may develop alternatives that render the Corporation's product candidates obsolete or less attractive; (vi) product candidates the Corporation develops may be covered by third parties' patents or other exclusive rights; (vii) the market for a product candidate may change during the Corporation's program such that the further development of a product candidate may become undesirable; (viii) a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and (ix) a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occurs, the Corporation may be forced to abandon its development efforts to identify, license or discover additional product candidates, which could have a material adverse effect on its business, prospects, results of operations and financial condition and could potentially cause the Corporation to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. The Corporation may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

The FDA, Health Canada or other comparable regulatory authorities may not accept data from trials conducted in foreign jurisdictions.

Obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional or different administrative review periods, including additional preclinical studies or clinical trials, as data from clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States and Canada, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Non-U.S. and non-Canadian regulatory approval processes may include all of the risks associated with obtaining FDA or Health Canada approval, as well as additional risks. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, our target market will be reduced and our ability to realize the full market potential of our Product Candidates will be harmed. In addition, if we conduct trials outside of the U.S. or Canada, the FDA or Health Canada, as applicable, may not accept the data from such trials and may require additional trials, which could be costly and time-consuming and delay aspects of our business plan.

We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business.

Our CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the Product Candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets.  Furthermore, all entities involved in the preparation of product candidates for clinical trials or commercial sale, including our existing CMOs for all of our Product Candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in certain clinical trials must be manufactured in accordance with GMP, or similar regulatory requirements outside the United States and Canada.  Our failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production, seizures or recalls of Product Candidates or marketed drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of our Product Candidates and increase our costs.  Consequently, there may be a material adverse effect on the business, results of operations, financial condition and prospects of the Corporation.

In addition, the FDA, Health Canada and other regulatory authorities may require us to submit samples of any lot of any approved Product Candidate together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, Health Canada or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, results of operations, financial condition and prospects.

Our CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our CMOs’ manufacturing process or facilities could result in delays or cancellations of planned clinical trials, failures in satisfying ongoing regulatory obligations (before and after regulatory approval for a Product Candidate is obtained) and increased costs.  Such problems could also make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for products.

The Product Candidates, if approved and commercialized, may be subject to recalls for a variety of reasons, which could require the Corporation to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Corporation's approved and commercialized Product Candidates are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales made on such products and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Corporation's significant brands were subject to recall, the image of that brand and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation's products and could have a material adverse effect on the results of the operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation's operations by the FDA, Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

If approved, our Product Candidates may face competition from generic drugs approved through an abbreviated regulatory pathway

The Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments to the FDC Act, authorized the FDA to approve generic drugs that are the same as drugs previously approved for marketing under the NDA provisions of the statute pursuant to an abbreviated new drug application ("ANDA"). An ANDA relies on the preclinical and clinical testing conducted for a previously approved reference listed drug ("RLD"), and must demonstrate to the FDA that the generic drug product is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug and also that it is "bioequivalent" to the RLD. The FDA is prohibited by statute from approving an ANDA when certain marketing or data exclusivity protections apply to the RLD. If any such competitor or third party is able to demonstrate bioequivalence without infringing our patents, then this competitor or third party may then be able to introduce a competing generic product onto the market.  The Hatch-Waxman Amendments also enacted the 505(b)(2) NDA pathway, which permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A Section 505(b)(2) applicant may eliminate the need to conduct certain preclinical or clinical studies, if it can establish that reliance on studies conducted for a previously approved product is scientifically appropriate.

Market exclusivity provisions authorized under the FDC Act can delay the submission or the approval of certain marketing applications. The FDC Act provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an ANDA or an NDA submitted under Section 505(b)(2) by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

If competitors are able to obtain marketing approval for generic drugs referencing our products, our products may become subject to competition from such generic drugs. The availability of competitive generic products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of product candidates in human clinical trials and will face an even greater risk if we commercially sell any medicines or other therapeutic applications that we may develop. If we cannot successfully defend ourselves against claims that our Product Candidates, medicines or other therapeutic applications caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in: (i) decreased demand for any product candidates, medicines or other therapeutic applications that we may develop; (ii) injury to our reputation and significant negative media attention; (iii) withdrawal of clinical trial participants; (iv) significant costs to defend the related litigation; (v) substantial monetary awards to trial participants or patients; (vi) loss of revenue; and (vii) the inability to commercialize our Product Candidates.

Although we intend to maintain product liability insurance, including coverage for clinical trials that we plan to sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any Product Candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our employees, directors, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, directors, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: (i) comply with the requirements of the FDA, Health Canada and other comparable regulatory authorities; (ii) provide true, complete and accurate information to the FDA, Health Canada and other comparable regulatory authorities; (iii) comply with manufacturing standards we have established; (iv) comply with healthcare fraud and abuse laws and similar other fraudulent misconduct laws in the United States or Canada; or (v) report financial information or data accurately or to disclose unauthorized activities appropriately. If we obtain approval of our Product Candidates from the FDA, Health Canada or other comparable regulatory authorities and begin commercializing those products in the United States, Canada or other countries, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws and regulations also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. The Board has adopted a Code of Conduct and Ethics which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. However, it is not always possible to identify and deter misconduct by employees, directors and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws and regulations. If any such actions or lawsuits are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions or lawsuits could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Regulatory or political change with respect to psychedelic-inspired drugs.

The success of the business strategy of the Corporation depends, in part, on the legality of the use of psychedelic-inspired drugs for the treatment of neuropsychiatric disorders and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile and a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting the Corporation's ability to successfully operate or grow its business. Furthermore, failure to follow applicable regulatory requirements will have a materially negative impact on the business of the Corporation.

We may be unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates even if regulatory approvals are obtained.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to market and sell our Product Candidates, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities with respect to selected Product Candidates, indications or geographic territories, including territories outside the United States and Canada, although there is no guarantee we will be able to enter into these arrangements even if the intent is to do so.

Our Product Candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drugs vary widely from country to country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more Product Candidates, even if any Product Candidates we may develop obtain marketing approval.

Our ability to successfully commercialize our Product Candidates also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our Product Candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicines, but monitor and control corporation profits. Additional price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our Product Candidates.

Risks Related to our Intellectual Property

We may be unable to obtain and maintain sufficient intellectual property protection for our products.

As is the case with pharmaceutical companies and other biotechnology companies, our success depends in large part on our to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States, Canada and other countries with respect to our Product Candidates and technology. We seek to protect our proprietary position by filing patent applications in the United States, Canada and abroad related to the Product Candidates or other product candidates that we may identify.

Obtaining and enforcing pharmaceutical and biopharmaceutical patents is costly, time consuming and complex, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner, if at all. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. In addition, the laws of certain countries may not protect our rights to the same extent as the laws of other countries, including the United States and Canada, and vice versa. Further, we may not be aware of all third-party intellectual property rights potentially relating to our Product Candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States, Canada and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether our licensors were the first to make the inventions claimed in our licensed patents, or that our licensors were the first to file for patent protection of such inventions. Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history and can involve other factors such as expert opinion. Our analysis of these issues, including interpreting the relevance or the scope of claims in a patent or a pending application, determining applicability of such claims to our proprietary technologies or Product Candidates, predicting whether a third party's pending patent application will issue with claims of relevant scope, and determining the expiration date of any patent in the United States, Canada or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our Product Candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights, including licensed patent rights, are highly uncertain. Our future patent applications may not result in patents being issued that protect our Product Candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our licensed patents by developing similar or alternative product candidates in a non-infringing manner.

Our licensors' ability to enforce patent rights also depends on our licensors' ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product or service. We, along with our licensors, may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If we initiate lawsuits to protect or enforce our licensed patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our or our licensed patents are invalid or otherwise unenforceable.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, re-examination, inter partes review, post-grant review or interference proceedings challenging our or our licensors' patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our licensed patents, allow third parties to commercialize our Product Candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third- party patent rights. In addition, if the breadth or strength of protection provided by our licensed patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States, Canada and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our licensors' abilities to stop others from using or commercializing similar or identical product candidates to ours, or limit the duration of the patent protection of our Product Candidates.

Filing, prosecuting and defending the licensed patents on our Product Candidates in all countries throughout the world would be prohibitively expensive.  Additionally, the laws of some other countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained licensed patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. or Canada.  Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio, including licensed patents, may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the U.S. and Canada, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter parties re-examination proceedings. Numerous U.S. and international issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our Product Candidates may be subject to claims of infringement of the patent rights of third parties.

Other third parties may assert that we are employing their proprietary technology without authorization. There may be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of the Product Candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the Product Candidates or other product candidates that we may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of the Product Candidates or other product candidates that we may identify, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all, or it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize the Product Candidates or other product candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing Product Candidates or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Parties making claims against us, may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

If our licensors are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Act and in other countries under similar legislation, thereby potentially extending the marketing exclusivity term of our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited.

Depending upon the timing, duration and specifics of FDA marketing approval of our Product Candidates, one of the U.S. patents covering each of such Product Candidates or the use thereof may be eligible for up to five years of patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended.

Patent term extension also may be available in certain other countries upon regulatory approval of our Product Candidates. Nevertheless, our licensors may not be granted patent term extension either in the United States, Canada or in any other country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than requested.

If our licensors are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product may be shortened and our competitors may obtain approval of competing products following the patent expiration sooner, and our revenue could be reduced, possibly materially.

It is possible that our licensors will not obtain patent term extension under the Hatch-Waxman Act for a U.S. patent covering a Product Candidate even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought. Further, for certain of our licensed patents, we do not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our licensed patents is eligible for patent term extension under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our Product Candidates that we consider proprietary. We may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts are less willing or unwilling to protect trade secrets. Trade secrets will also over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from corporation to corporation or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights.

In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position, business, results of operations, financial condition and prospects would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, results of operations, financial condition and prospects.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Our agreements with employees and our personnel policies provide that any inventions conceived by an individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all such individuals complete these agreements, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property may not be automatic upon the creation of an invention and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our Product Candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our licensors' ownership of our owned or licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our Product Candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any of the foregoing could have a material adverse effect on our competitive position, business, results of operations, financial condition and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee's former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

General Corporate Risks

Public health crises, including the ongoing novel coronavirus (COVID-19) pandemic, could have significant economic and geopolitical impacts that may adversely affect the Corporation's business, financial condition and/or results of operations.

The Corporation's financial and/or operating performance could be materially adversely affected by the public health crisis resulting from the ongoing COVID-19 pandemic and other similar public health crises. Such public health crises, including the ongoing COVID-19 pandemic, and economic and geopolitical impacts caused as a result of such public health crises, can result in volatility and disruption to global supply chains, trade and market sentiment, mobility of people, and global financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, liquidity and volatility of capital markets, financing opportunities, financial conditions and results of operations, and other factors relevant to the Corporation. In addition, such public health crises may subject the Corporation to risks related to employee health and safety, slowdowns or temporary suspensions of operations in impacted locations, temporary or indefinite delays in the completion of our clinical trials, additional non-compensable costs, and/or the cancellation of contracts, all of which could negatively impact the Corporation's business, financial condition and/or results of operations.

The Corporation's limited operating history makes it difficult to evaluate its current business and future prospects and the Corporation may never be able to generate sufficient revenue to be profitable.

The Corporation’s limited operating history makes it difficult to evaluate its current business and future prospectus. The Corporation has never generated any material amount of revenue and has not generated any revenue from its current business. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses and will not be profitable or generate positive cash flow from operating activities for the foreseeable future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business and pursue the commercialization of pharmaceutical products, including its Product Candidates. If the Corporation does not generate sufficient revenue to offset these expected increases in costs and operating expenses, it will not be profitable. The Corporation cannot predict when it will generate any revenue, or when or if it will become profitable or generate positive cash flow from operating activities, if at all.

In general, the Corporation is subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on Shareholders’ investment and the likelihood of success must be considered in light of the early stage of our operations.

Future transfers by holders of Class A Shares to arm's length parties or other than to permitted holders will generally result in those shares converting to Class B Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Shares and Class B Shares.

Each of the Corporation's directors and officers owes a fiduciary duty to the Corporation and must act honestly and in good faith with a view to the best interests of Corporation. However, any director and/or officer that is a Shareholder, even a controlling Shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Shareholders generally. The inability of the Class B Shares to control the matters affecting the Corporation, combined with the ability of holders of Class A Shares to control matters affecting the Corporation and to take actions that the holders of Class B Shares may not view as beneficial, may adversely affect the market price of the Class B Shares.

Failure to comply with laws and regulations could subject the Corporation to regulatory or agency proceedings which could divert management's attention and resources and result in substantial penalties.

The Corporation's business requires compliance with many laws and regulations. For example, our operations are subject to environmental and safety laws and regulations concerning, among other things, zoning, emissions and discharges to water, air and land, the handling and disposal of hazardous and non- hazardous materials and wastes, and employee health and safety. In particular, the Corporation may face liabilities arising from environmental issues related to the former use of the Facility and the former owner of the Facility has no obligation to indemnify the Corporation in respect of any such liabilities. Failure to comply with these laws and regulations could subject the Corporation to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Corporation may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Corporation's reputation, require the Corporation to take, or refrain from taking, actions that could harm its operations or require the Corporation to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management's attention and resources or have a material adverse impact on the Corporation's business, financial condition and results of operation.

The Corporation currently has international operations and plans to further expand such operations in the future.  As a result, our operations, and any expansion thereto, will require us to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to fail to comply.

Furthermore, compliance with U.S., Canadian and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Additionally, changes to such laws, regulations and guidelines, including changes to accounting requirements and government taxes and levies, may materially and adversely affect the Corporation's businesses, financial condition and results of operations.

Any significant interruption in the supply chain for key inputs could materially impact the Corporation's business.

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies, as well as electricity, water and other local utilities. The ability of the Corporation to research and develop pharmaceutical products is dependent upon, among other things, sufficient access to timely delivery of equipment, parts and components at reasonable costs. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a material adverse impact on our business, financial condition and operating results.

A potential sale of the Facility is subject to various risks and uncertainties and may be delayed, may fail to be completed or may be adversely affected by a number of factors beyond the Corporation's control.

Three buildings that are part of the Facility have been designated by the Town of Cobourg as heritage buildings. The buildings must be retained, and the Corporation must follow the Town of Cobourg's bylaws and official plan regulations with respect to upkeep. As such, it can be difficult to find a suitable purchaser for the Facility and the Facility Property. Although the Corporation has entered into a firm agreement for the sale of the Facility and the Facility Property, there can be no assurances as to whether the sale will be completed in a timely manner, if at all. See "Item 4.A. History and Development of the Company-Corporate Structure-Intercorporate Relationships- History of FV Pharma" for more details on the Cobourg Sale.

If the Corporation cannot sell the Facility and/or the Facility Property on terms favourable to the Corporation, there may be a material adverse effect on our business, operating results and financial condition.

The Corporation may be unable to raise the capital necessary for it to execute its strategy on favorable terms or at all.

There is no guarantee that the Corporation will be able to execute on its strategy. Developing biopharmaceutical products is expensive and time-consuming, and we expect to require substantial additional capital to conduct research, preclinical testing and human studies, to potentially establish pilot scale and commercial scale manufacturing processes and facilities, and to establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support our existing programs and pursue potential additional programs. We are or may in the future also be responsible for the payments to third parties of expenses that may include milestone payments, license maintenance fees and royalties, including in the case of certain of our agreements with academic institutions or other companies from whom intellectual property rights underlying their respective programs have been licensed or acquired. Because the outcome of any preclinical or clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and commercialization of any product candidates we may identify.

Our future funding requirements for the development of pharmaceutical products will depend on many factors, including, but not limited to: (i) the time and cost necessary to complete planned clinical trials to pursue regulatory approvals for our Product Candidates, and to conduct post-marketing studies that could be required by regulatory authorities; (ii) the progress, timing, scope and costs of our nonclinical studies, preclinical studies, clinical trials and other related activities, including the ability to enroll patients in a timely manner for planned clinical trials described in this Annual Report and potential future clinical trials; (iii) the costs of obtaining clinical and commercial supplies of raw materials and drug products for our Product Candidates; (iv) our ability to successfully identify and negotiate acceptable terms for third-party supply and contract manufacturing agreements with CMOs; (v) our ability to successfully commercialize the Product Candidates; (vi) the manufacturing, selling and marketing costs associated with our Product Candidates, including the cost and timing of expanding our internal sales and marketing capabilities or entering into strategic collaborations with third parties to leverage or access these capabilities; (vii) the amount and timing of sales and other revenues from our Product Candidates, if any are approved, including the sales price and the availability of adequate third-party reimbursement; (viii) the cash requirements of any future acquisitions or discovery of product candidates; (ix) the time and cost necessary to respond to technological, market, regulatory or political developments; (x) the costs of acquiring, licensing or investing in intellectual property rights (including the protection of such rights), products, product candidates and businesses; and (xi) our ability to attract, hire and retain qualified personnel.

Additional funds may not be available when we need them, on terms that are acceptable, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the commercialization of any Product Candidates or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, results of operations, financial condition and prospects.

In addition, the continued development of the Corporation's pharmaceutical operations will require significant additional financing over several years. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Corporation, at times for reasons beyond the Corporation's control. For example, economic downturns or uncertain market conditions, whether affecting the economy in general or the pharmaceutical industry in particular, could adversely impact the Corporation's ability to raise capital through equity or debt financing. In addition, any further issuances of equity securities could have a significant dilutive effect on the holders of Class B Shares.

In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Shares could decrease the value of the Class B Shares and dilute investors' voting power.

The Corporation may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional Class B Shares, which may result in dilution.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Corporation will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Class B Shares.

Sales of substantial amounts of the Corporation's securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of the Class B Shares upon conversion of outstanding convertible, exercisable or exchangeable securities, could adversely affect the prevailing market prices for the Corporation's securities and dilute investors' earnings per share. A decline in the market prices of the Corporation's securities could impair its ability to raise additional capital through the sale of securities should the Corporation desire to do so.

The success of the Corporation is dependent upon its senior management and key personnel and ability to hire skilled personnel.

Another risk associated with the production and sale of pharmaceutical products is the loss of important personnel. The success of the Corporation will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. As a consequence of the events leading up to and following the Annual and Special Meeting, the Corporation experienced significant turnover of its senior management. While as of the date of this Annual Report, the Company does not anticipate any senior management turnover in the near term, there is no guarantee that the Corporation will be able to retain its senior management going forward. If key personnel depart, including Anthony Durkacz, Zeeshan Saeed, Nathan Coyle, Dr. Lakshmi Kotra or Donal Carroll, the Corporation may not be able to find appropriate replacements on a timely basis.

Furthermore, each of our executive officers may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or employees. Recruiting and retaining qualified scientific and clinical personnel and, if any of our Product Candidates are commercialized, sales and marketing personnel, will be critical to our success. The loss of the services of key personnel as well as the diversion of management's and the Board's attention to replace the services of such individuals, could have a material adverse effect on the Corporation's business, operating results or financial condition.

In addition, the Corporation's future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Due to the specialized scientific and managerial nature of our business, the Corporation relies heavily on its ability to attract and retain qualified scientific, technical and managerial personnel.  In particular, specialized knowledge with respect to research and clinical development is important to the pharmaceutical industry. Qualified individuals are in high demand, and the Corporation may incur significant costs to attract and retain them, if it is able to hire them at all.  If we are unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on our business, operating results and financial condition.

The Corporation's dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Shares.

The Corporation's dual class structure has the effect of concentrating voting control for holders of Class A Shares and the ability to influence corporate matters with those Shareholders. Currently, there are 72 outstanding Class A Shares issued and outstanding. Class A Shares have 276,660 votes per share and Class B Shares have one vote per share. As of March 29, 2022, Shareholders who hold Class A Shares together hold approximately 34.1% of the voting power of the Corporation's outstanding voting shares and therefore have significant influence over management and affairs of the Corporation and over all matters requiring Shareholder approval.

In addition, because of the voting ratio between Class A Shares and Class B Shares, the holders of Class A Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Shares to the extent that investors or any potential future purchasers of the Class B Shares attribute value to the superior voting or other rights of the Class A Shares. Other than as required by applicable law, holders of the Class B Shares will only have a right to vote, as a class, in limited circumstances as described in its constating documents.

The concentrated voting control of holders of Class A Shares limits the ability of holders of Class B Shares to influence corporate matters and all matters requiring Shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Corporation's share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions.

As a result, holders of Class A Shares have the ability to control substantially all matters affecting us and actions may be taken that our holders of Class B Shares may not view as beneficial. The market price of the Class B Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Shares. Additionally, the significant voting interest of holders of Class A Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Shares, might otherwise receive a premium for the Class B Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Shares.

The market price of the Class B Shares may be subject to wide price fluctuations.

The market price of the Class B Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Corporation and its subsidiaries, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Corporation, general economic conditions, legislative changes, and other events and factors outside of the Corporation's control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Class B Shares.

There is no assurance of an active or liquid market.

No assurance can be given that an active or liquid trading market for the Class B Shares will be sustained. If an active or liquid market for the Class B Shares fails to be sustained, the prices at which such securities trade may be adversely affected. Whether or not the Class B Shares will trade at lower prices depends on many factors, including the liquidity of the Class B Shares, prevailing interest rates, the markets for similar securities, general economic conditions and the Corporation's financial condition, historic financial and operating performance and future prospects.

The Corporation may be unable to manage its growth, including capacity constraints and pressure on its internal systems and controls.

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation's business, results of operations, financial condition and prospects.

Management may not be able to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures.

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation has undertaken a number of procedures and has implemented a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under applicable securities laws, the Corporation cannot be certain that such measures will ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's results of operations or cause it to fail to meet its reporting obligations.

Effective systems of internal control over financial reporting and disclosure are critical to the operation of a public corporation. However, we do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in us and our reported financial information, which in turn could result in a reduction in the value of the Class B Shares.

Risks related to our status as a foreign private issuer.

As a "foreign private issuer" under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

The Corporation is considered a "foreign private issuer" under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations and we will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Accordingly, holders of the Corporation's securities may receive less or different information about the Corporation than they may receive with respect to public companies incorporated in the United States.

In addition, as a “foreign private issuer” whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements, including those related to: shareholder approval for certain dilutive events under Nasdaq Marketplace Rule 5635, quorum requirements for shareholder meetings under Nasdaq Marketplace Rule 5620(c), certain independence requirements of certain committees of our Board under Nasdaq Marketplace Rule 5605 and proxy delivery requirements under Nasdaq Marketplace Rule 5620(b). Accordingly, the Corporation has opted to follow certain corporate governance practices required by its home country under the CSE, Canadian federal and provincial corporate and securities laws and the Corporation’s Articles, as applicable. See “Item 16G. Corporate Governance” for more details related to the differences between our home country requirements and Nasdaq requirements.

We could lose our status as a "foreign private issuer" under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States (including preparation of financial statements in accordance with U.S. GAAP). If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an "emerging growth company," the Corporation cannot be certain if the reduced disclosure and governance requirements applicable to "emerging growth companies" will make its shares less attractive to investors.

As an "emerging growth company," the Corporation may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to obtain an assessment of the effectiveness of its internal controls over financial reporting from its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which the Corporation has elected to do.

We cannot predict if investors will find our shares less attractive because we will rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active market for our shares, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

We expect to incur costs related to our internal control over financial reporting in the upcoming years to further improve our internal control environment. If we identify deficiencies in our internal controls over financial reporting or if we are unable to comply with the requirements applicable to us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or express an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

The Corporation has made and may continue to pursue acquisition opportunities to advance its strategic plan. The successful integration of an acquired business typically requires the management of the pre-acquisition business strategy, including the retention and addition of senior management, customers, realization of identified synergies, retention of key staff and the development of a common corporate culture. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as the ability to realize anticipated growth opportunities and synergies from newly formed partnerships. Any failure to integrate an acquired business or realize the anticipated benefits of new partnerships may have a material adverse effect on the Corporation's business, results of operations, financial condition and prospects, including its future prospects for acquisitions or partnerships. There is no assurance that the Corporation will be able to successfully integrate an acquired business in order to maximize or realize the benefits associated with an acquisition.

In addition, from time to time the Corporation enters into letters of intent and memoranda of understanding with respect to which definitive agreements have not yet been, but are expected to be, executed. The Corporation may not be able to perform under these contracts as a result of operational or other breaches or due to events beyond its control, and the Corporation may not be able to ultimately execute a definitive agreement in cases where one does not currently exist.

Any expansion of our international operations will result in increased operational, regulatory and other risks.

We may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

The Corporation is currently party to several legal proceedings and may become a party to potential future litigation.

The Corporation is currently party to a number of proceedings, several of which involve the Corporation's former CEO, Dr. Raza Bokhari; see "Item 8.A. Consolidated Statements and Other Financial Information-Legal Proceedings". Such litigation could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation's business and operations. The complexity of any such claims and the inherent uncertainty of commercial, class action, employment and other litigation increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and may enter into settlement agreements.

The Corporation may also become party to additional litigation in the future, including class action lawsuits, securities litigation and anti-trust and anti-competitive actions, which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation, such a decision could adversely affect the Corporation's ability to continue operating and the market price for Corporation's Class B Shares and could result in the use of significant resources. Even if the Corporation is involved in litigation and wins, litigation can redirect significant corporate resources and management attention.

Conflicts of interest may arise between the Corporation and its directors and officers as a result of other business activities undertaken by such individuals.

Certain directors and officers of the Corporation are, and may in the future become, directors and officers of other entities, or are otherwise engaged, and will continue to be engaged, in activities that may put them in conflict with the business strategy of the Corporation. In particular, certain directors and officers of the Corporation serve as directors or officers of entities that may compete with or have conflicting interests with the Corporation.

The Corporation's directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Corporation's directors and officers may owe the same duty to another corporation and will need to balance their competing interests with their duties to the Corporation. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Corporation. These business interests could require the investment of significant time and attention by our executive officers and directors. In some cases our executive officers and directors may have fiduciary obligations associated with business interests that interfere with their ability to devote time to our business and affairs, which could adversely affect our operations.

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future.

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future. The Corporation expects to retain earnings to finance the development and enhancement of its Product Candidates and to otherwise reinvest in the Corporation's business. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on investment in Class B Shares unless they sell them for a share price that is greater than that at which such investors purchased them.

The Corporation's operations depend, in part, on the maintenance and protection of its information technology systems and the information technology systems of its third-party research institution collaborators, CROs or other contractors or consultants, which could face cyber-attacks that cause material losses to our business.

We have entered into agreements with third parties for hardware, software, telecommunications and other IT services in connection with our operations. Our operations depend, in part, on how well we, our CROs, other contractors, consultants and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

For example, the loss of, or damage to, clinical trial data from completed, ongoing or future preclinical or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely or expect to rely on third parties for research and development, the manufacture and supply of drug product and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our Product Candidates could be delayed.

Certain data breaches must also be reported to affected individuals and certain regulatory bodies, and in some cases may be required to be publicly disclosed under U.S. federal and state law, federal and provincial data protection legislation in Canada and the requirements of other jurisdictions, and financial or other penalties may also apply.

Cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber- attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect our business and financial results.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future, which could be in excess of any available insurance and could materially adversely affect our business and financial results. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for holders of our Class B Shares who are U.S. taxpayers.

Generally, if for any taxable year 75% or more of our gross income is passive income, or 50% or more of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and the Company’s PFIC status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. We believe that we were a PFIC for the year ended December 31, 2021. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we will be a PFIC for the current taxable year.  Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year. If we are characterized as a PFIC, our shareholders who are U.S. taxpayers may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Class B Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Class B Shares by individuals who are U.S. taxpayers, and the addition of interest charges to the tax on such gains and certain distributions.  For more information, please see “Item 10.E.—Taxation – Passive Foreign Investment Company Rules”.

Item 4. Information on the Company.

A. History and Development of the Company

Corporate Structure

Name, Address and Incorporation

The Corporation was formed under the OBCA on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd.

On March 15, 2018, the Shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the Shareholders, pursuant to which, among other things, the Shareholders approved the redesignation of the Century Shares to Class B Shares, the creation of the new class of Class A Shares, and the elimination of the Corporation's existing non-voting Class A Preferred Shares and non-voting Class B Preferred Shares.

On May 24, 2018, FV Pharma completed a reverse takeover of the Corporation by way of a three-cornered amalgamation among the Corporation, FV Pharma and Acquireco, a wholly owned subsidiary of the Corporation formed solely for the purposes of completing the FV Pharma Amalgamation. In connection with the completion of the FV Pharma Amalgamation, FV Pharma became a wholly owned subsidiary of the Corporation and the Corporation: (i) changed its name from "Century Financial Capital Group Inc." to "FSD Pharma Inc."; and (ii) reorganized the capital structure of the Corporation to create a new class of Class A Shares, amended the terms of and re-designated the existing common shares as Class B Shares, and eliminated the existing non-voting Class A Preferred Shares and non-voting Class B Preferred Shares, pursuant to the Articles of Amendment.

On May 29, 2018, the Class B Shares commenced trading on the CSE under the trading symbol "HUGE".

On October 16, 2019, the Corporation amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A Shares and Class B Shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Corporation (the "Consolidation"). Unless otherwise noted, presentation in this Annual Report of the number of Class A Shares, Class B Shares, Stock Options, Warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Shares commenced trading on the Nasdaq under the trading symbol "HUGE".

The Corporation's head and registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9 and its telephone number is 416-854-8884. As at the date of this Annual Report, the Corporation is a reporting issuer in each of the provinces of Canada (other than Québec). The Corporation's agent for service in the United States is CT Corporation, 28 Liberty Street, New York, New York 10005.

Intercorporate Relationships

As at the date of this Annual Report, the Corporation has four material subsidiaries, Lucid, FV Pharma, Prismic and FSD BioSciences, which are all wholly owned by the Corporation.

History of Lucid

Lucid is incorporated under the OBCA and was acquired by the Corporation on September 21, 2021 See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition" below. Lucid is a Canadian-based specialty biotechnology company focused on the development of therapies to treat critical neurodegenerative diseases. Lucid is currently focused on research and development of Lucid-PSYCH and Lucid-MS, which are molecular compounds identified for potential treatment of neurodegenerative disorders, including major depressive disorder, and MS, respectively.

History of FV Pharma

FV Pharma was incorporated under the OBCA on September 12, 2011 under the name "2298519 Ontario Corp." and changed to its present name, "FV Pharma Inc.", on September 17, 2013. The registered and head office of FV Pharma is located at 199 Bay Steet, Suite 4000, Toronto, Ontario M5L 1A9.

In March 2020, substantially all of the assets of FV Pharma were classified as being held for sale, and the Corporation is actively pursuing a sale of the Facility and/or the Facility Property. On February 23, 2022, the Corporation entered into a firm agreement in connection with the sale of the Facility and the Facility Property (the "Cobourg Sale"). In consideration for the purchase of the Facility, the purchaser has agreed to pay a cash sum of C$16,500,000, including a deposit of C$660,000 (the "Deposit"). The Deposit was received by the Corporation on February 24, 2022 and the Cobourg Sale is expected to close later in the calendar year.

History of FSD BioSciences

FSD BioSciences is a specialty biotech pharmaceutical research and development company focused on developing over time multiple applications of its lead compound, FSD-PEA (also known as FSD-201), an ultra-micronized PEA. FSD-PEA stabilizes mast cells and down-regulates the pro-inflammatory cytokines to effectuate an anti-inflammatory response. The registered and head office of FSD BioSciences is located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9.

History of Prismic

Prismic is incorporated under the laws of the State of Arizona. The registered and head office of Prismic is located at 474 Grove Street, Suite 740, Worcester, Massachusetts, United States, 06105. Prior to the acquisition of Prismic by the Corporation (the “Prismic Acquisition”), Prismic Pharmaceuticals, Inc. and Epitech had entered into a license agreement (the “Prismic License Agreement”) which involved the licensing of certain intellectual property rights associated with FSD-PEA. In connection with the Prismic Acquisition, Prismic Pharmaceuticals, Inc. transferred and assigned to the Corporation all of its interest in the Prismic License. Following the completion of the Prismic Acquisition, the Corporation entered into the Epitech License Agreement, which replaces the Prismic License Agreement and grants the Corporation an exclusive, world-wide license (excluding Italy and Spain) to exploit, for certain specified pharmaceutical purposes, patents and other intellectual property rights to FSD-PEA owned by Epitech. Pursuant to an assignment agreement (the “Prismic Assignment Agreement”) between Prismic and FSD Pharma, Prismic holds the right to receive, from FSD, a percentage of the net sales of Prismic Assignment Products (as defined below). See “Item 4.A. History and Development of the Company—General Development of the Business – Three Year History – Epitech License Agreement and Prismic Assignment Agreement” for further details.

General Development of the Business

Three Year History

Capital Markets Transactions

During the Corporation's last three financial years, the Corporation completed several financings and other capital markets transactions, including the following.

On September 30, 2019, October 30, 2019 and November 4, 2019, the Corporation completed private placements of Class B Shares in three tranches, issuing an aggregate of 228,670 Class B Shares at a price of C$20.10 per Class B Share, for aggregate gross proceeds of C$4,596,265. Certain of the purchasers included members of senior management and the Board.

On January 9, 2020, the Class B Shares commenced trading on the Nasdaq under the symbol "HUGE".

On June 8, 2020, the Corporation completed a brokered private placement of 1,500,000 Class B Shares at a price of C$6.75 per Class B Share and Warrants to purchase an additional 1,500,000 Class B Shares, each with a five-year term and an exercise price of C$9.65. This private placement generated net proceeds to the Corporation of C$9,185,159.

On August 6, 2020, the Corporation completed a brokered private placement of 2,762,430 Class B Shares at a price of US$3.62 per Class B Share and Warrants to purchase an additional 1,381,215 Class B Shares, each with a five-year term and an exercise price of US$4.26. This private placement generated net proceeds to the Corporation of US$9,086,648.

On October 20, 2020, the Corporation completed a brokered private placement of 4,318,179 Class B Shares at a price of US$2.20 per Class B Share and Warrants to purchase an additional 3,454,543 Class B Shares, each with a five-year term and an exercise price of US$2.60. This private placement generated aggregate net proceeds to the Corporation of approximately US$8.6 million.

Between July 2020 and February 2021, the Corporation issued and sold Class B Shares for gross proceeds of approximately US$20.0 million under the equity distribution agreement entered into with the Sales Agent on July 10, 2020, reaching the maximum amount allowed under such agreement. On February 11, 2021, the Corporation entered into a new equity distribution agreement (the "2021 Equity Distribution Agreement") with the Sales Agent and issued and sold Class B Shares for gross proceeds of US$18,167,511 between February 11, 2021 and March 12, 2021. Sales of Class B Shares under the equity distribution agreements were and will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the Nasdaq, or any other recognized trading market upon which the Class B Shares are listed or quoted in the United States. No offers or sales of Class B Shares have been nor will be made in Canada on the CSE or other trading markets in Canada.

From June 22, 2021 to September 14, 2021, the Corporation entered into agreements with several service providers (each a “Service Provider”) to assist the Corporation in a variety of investor relations and market-making functions. In consideration for these services, the Corporation agreed to issue to such service providers an aggregate of 16,304 Class B Shares as a one-time issuance at a deemed price of US$1.84; 19,524 Class B Shares per month at a deemed price of US$1.68 per share; US$100,000 in cash per month; and C$13,000 in cash per month. By February 2022, activities with all but four Services Providers were suspended or terminated, reducing aggregate monthly fees paid to the remaining Service Providers to approximately US$35,374 in cash and US$22,500 in Class B Shares.

On December 21, 2021, the Board authorized the repurchase by the Corporation of up to 2,000,000 Class B Shares, being approximately 5% of the Corporation's issued and outstanding Class B Shares as of that date, from time to time over 12 months. The share repurchase program commenced on January 4, 2022 and will terminate on December 30, 2022, unless terminated earlier by the Corporation. The actual number of Class B Shares purchased, timing of purchases and purchase price will depend on market conditions. The Corporation will purchase the Class B Shares through the facilities of the CSE at the prevailing market price on the CSE at the time of purchase, subject to limitations imposed by applicable securities laws. All Class B Shares purchased by the Corporation will be cancelled. As of the date of this Annual Report, the Corporation has repurchased 1,524,700 Class B Shares under the share repurchase program.

Transition from Cannabis to Biotechnology

From May 2018 to March 2020, the focus of the Corporation's business was the cultivation, processing and sale of medical cannabis. Between March 2018 and June 2020, the Corporation made investments in and entered into agreements with a number of cannabis-related ventures (the "Cannabis Investments").

In March 2020, in response to challenging market conditions among Canadian licensed cannabis producers, the Corporation elected to fully pivot from cannabis to becoming a pharmaceutical and biotechnology venture. Following this decision, in July 2020, the Corporation forfeited all of its Cannabis Licenses and suspended all activities of FV Pharma, the wholly-owned subsidiary through which it had conducted its cannabis business. All material Cannabis Investments have been liquidated or terminated. Among them was an investment in Cannara Biotech Inc. (“Cannara”), which the Corporation sold in February 2020 to a consortium of buyers for cash proceeds of approximately C$7.7 million. The terms of the sale were negotiated at arm’s length with a group of buyers that included entities controlled by members of the Cannara board and senior management. A substantial portion of the Corporation’s shareholdings in Cannara were subject to a statutory escrow period which expired in December 2021. Under the terms of the transaction, the buyers agreed to acquire all of the Cannara shares owned by the Corporation subject to escrow and, as such, assumed all of the associated market risk. The Corporation is no longer engaged in any cannabis-related activities. The Corporation is actively pursuing the sale of all of FV Pharma’s assets, including the sale of it’s the Facility and/or the Facility Property. On February 23, 2022, the Corporation entered into a firm agreement in connection with the Cobourg Sale. See “Item 4.A. History and Development of the Company—Corporate Structure—Intercorporate Relationships– History of FV Pharma” for more details on the Cobourg Sale.

On October 26, 2020, the Corporation entered into a definitive settlement agreement (the "Settlement Agreement") with respect to a class action litigation commenced by a plaintiff Shareholder in the Ontario Superior Court of Justice in February 2019 relating to the build-out of its facility in Cobourg, Ontario (the "Settled Action"). The Settlement Agreement was approved by the Ontario Superior Court of Justice on February 4, 2021. In entering into the Settlement Agreement, the Corporation made no admissions of liability whatsoever. The Settlement Agreement provided for a full and final release of the Corporation, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action. The Settlement Agreement provided for a settlement amount of C$5,500,000, of which C$4,571,459 was funded with the proceeds of insurance and the remaining C$928,541 was funded by the Corporation. See "Item 8.A. Consolidated Statements and Other Financial Information-Legal Proceedings."

Acquisition of Prismic

On April 22, 2019, the Corporation entered into a definitive securities exchange agreement with Prismic (the "Prismic Exchange Agreement"). Prismic is a U.S.-based specialty research and development biotechnology company, developing novel non-addictive prescription drugs with unique safety profiles with the goal of addressing the opioid crisis based on formulations utilizing micro-palmitoylethanolamide's "entourage" effect on certain drugs impacting the endocannabinoid system.

The Prismic Acquisition was completed on June 28, 2019. Pursuant to the terms of the Prismic Exchange Agreement, the Corporation acquired all outstanding securities of Prismic for an aggregate purchase price of US$15,713,448 million (C$20,887,086 million based on an exchange rate of US$1.000 to C$1.3349 calculated based on the average daily exchange rate between April 5, 2019 and April 18, 2019), satisfied by the issuance of an aggregate of 510,940 Class B Shares at a deemed price of C$45.7275 (US$34.2504) per Class B Share. The Class B Shares issued to the former Prismic shareholders were subject to an 18-month staggered escrow release pursuant to the terms of the Prismic Exchange Agreement. Additionally, the Corporation assumed approximately US$2.90 million of outstanding Prismic liabilities on closing.

In accordance with the terms of the Prismic Exchange Agreement, all of the outstanding Prismic stock options and warrants were converted into options and warrants to purchase Class B Shares, with the number and exercise price of such securities having been adjusted in accordance with the exchange ratio under the Prismic Exchange Agreement. The Class B Shares underlying the replacement warrants and options issued to former Prismic securityholders were also subject to an 18-month staggered escrow release pursuant to the terms of the Prismic Exchange Agreement.

Epitech License Agreement and Prismic Assignment Agreement

On January 8, 2020, the Corporation entered into an amended and restated license agreement with Epitech, as further amended on July 9, 2020 (the "Epitech License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The Epitech License Agreement grants the Corporation an exclusive, world-wide license (excluding Italy and Spain where the Corporation is not licensed and Epitech remains entitled to commercialize the Epitech Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Epitech Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. In addition, under the terms of the Epitech License, as further amended on July 9, 2020, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Corporation has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. world-wide excluding Italy and Spain). Should the Corporation exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. Finally, the Epitech License provides the Corporation with a non-exclusive license to use Epitech's scientific and technical know-how with respect to FSD-PEA in connection with the development or commercialization of the Epitech Licensed Products discussed above. See also "Item 3. Key Information-D. Risk Factors-Risk Relating to the Development of Product Candidates."

Under the terms of the Epitech License Agreement, the Corporation is required to make payments to Epitech upon the achievement of specified milestones. The Corporation was required to pay the non-refundable sum of US$300,000 on or before October 31, 2019. Upon first notification by the FDA of approval of a NDA, the non-refundable sum of US$700,000 is due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a NDA, the Corporation is required to pay the non-refundable sum of US$500,000. Within ten business days of the first notification of approval of a Supplemental NDA by the FDA, the Corporation is required to pay the non-refundable sum of US$1,000,000 to Epitech.

The Epitech License Agreement also specifies certain royalty payments. Pursuant to the Epitech License Agreement, the Corporation must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sublicense to a third-party with respect to a Epitech Licensed Product. In addition, the Corporation is required to pay either: (a) 7% of net sales of the Epitech Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Corporation; (b) 25% of the royalties received by the Corporation from sub-licensees (such royalties, the "Net Receipts") where Epitech Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Epitech Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Corporation is no longer obligated to pay royalties under the Epitech License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the licensed patents covering the Epitech Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Epitech Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Epitech Licensed Products in that country. If there are no patents covering the Epitech Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

Pursuant to the Prismic Assignment Agreement, Prismic holds the right to receive a percentage of the net sales of products (“Prismic Assignment Products”) developed for conditions relating to pain in humans and certain other conditions using certain intellectual property owned or controlled by Epitech or its affiliates including those relating to PEA. Unless otherwise terminated in accordance with its terms, the Prismic Assignment Agreement will remain in force until the Corporation is no longer obligated to pay royalties under the Prismic Assignment Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the licensed patents covering the Prismic Assignment Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Prismic Assignment Product in a country will conclusively demonstrate that a valid claim does not cover the Prismic Assignment Product in that country.

Phase 1 (Australia) Trials

On March 9, 2020, the Corporation received approval from the Ethics Committee of the Alfred Hospital, part of the Alfred Health group of hospitals serving the state of Victoria, Australia, to initiate a Phase 1, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of FSD-PEA in normal healthy volunteers (the "Alfred Hospital Phase 1 Trials").

The Corporation has completed Phase 1 clinical trials in accordance with FDA-approved guidelines.

On June 20, 2020, the Corporation received top-line results from the Alfred Hospital Phase 1 Trials, with no significant safety concerns found up to the highest dose tested of 2400 mg/day. The Alfred Hospital Phase 1 Trials were a single-site study and were conducted at the Alfred Hospital with 48 healthy adult men and women enrolled. The trial sequentially tested single ascending doses ranging from 600 mg to 2400 mg tablets and multiple ascending doses ranging from 600 mg to 1200 mg tablets administered twice daily for 7 consecutive days. The single ascending dose subjects also were tested for food effect.

The study found FSD-PEA to be safe and well-tolerated. Mild and self-limiting side effects were reported and were deemed by the investigators as unlikely to be related to the drug being studied. There were no abnormal laboratory findings or electrocardiograms observed during the study and no serious adverse events were reported. No subjects withdrew due to an adverse event and all eligible subjects completed all doses. See "Item 3.D. Risk Factors - Risks Related to the Development of Product Candidates - Interim, "top-line," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data."

FSD-PEA COVID-19 Trials

In June 2020, the Corporation received permission from the FDA to submit an IND to design a Phase 2(a) clinical trial for the use of FSD-PEA to treat suspected or confirmed cases of COVID-19, the disease caused by the SARS-CoV-2 virus (the "FSD-PEA COVID-19 Trials"). On August 28, 2020, the Corporation submitted an IND to the FDA in respect of the FSD-PEA COVID-19 Trials. On September 25, 2020, the FDA authorized the initiation of the FSD-PEA COVID-19 Trials on 352 patients.

Following the Annual and Special Meeting, the Corporation retained an independent biotechnology and pharma-focused investment banking firm to evaluate FSD-PEA's current potential commercial viability for COVID-19 treatment (the "FSD-PEA Review"). On August 24, 2021, based on the results of the FSD-PEA Review, the Corporation terminated the Phase 2 clinical trial of FSD-PEA for use in treating COVID-19 in order to concentrate its resources on more commercially viable opportunities for FSD-PEA. The findings of the FSD-PEA Review suggested that while there were potential commercial opportunities for FSD-PEA, the treatment of COVID-19 by FSD-PEA is specifically unlikely to be commercially viable. See also "Item 3.D. Risk Factors-Risks Related to Product Candidates."

Matters Addressed at Annual and Special Meeting and Related Matters

On March 16, 2021, the Corporation announced that it would hold an annual and special meeting of shareholders on May 14, 2021, at which, in addition to normal course matters, it would address matters contained in a requisition for a special meeting submitted to the Corporation by certain Shareholders (the "Requisitioning Shareholders") which at the time held over 5.1% of the Class B Shares, including Mr. Zeeshan Saeed, the current President and Executive Co-Chairman of the Corporation, and Mr. Anthony Durkacz, who is now the interim CEO and Executive Co-Chairman the Corporation. The Requisitioning Shareholders sought to replace six of the incumbent directors, including Dr. Raza Bokhari, with directors selected by such shareholders. This annual and special shareholder meeting was held in lieu of the June 29, 2021 meeting announced by the corporation on January 22, 2021.

At the Annual and Special Meeting, a new Board, consisting of Anthony Durkacz, Zeeshan Saeed, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari, Donal Carroll and Frank Lavelle, was elected. However, shortly following his election, Mr. Lavelle resigned as a director of the Corporation. At a meeting of the Board following the Annual and Special Meeting, Anthony Durkacz and Zeeshan Saeed were appointed executive co-chairmen of the Board.

Following the Annual and Special Meeting on May 14, 2021, Dr. Raza Bokhari the then-current CEO of the Corporation, was placed on administrative leave while a special committee comprised of two independent directors (the “Special Committee”) investigated, with the assistance of independent counsel, various concerns regarding Dr. Bokhari’s actions in his capacity as the Corporation’s CEO. Following the completion of its investigation, the Special Committee made a recommendation to the Board and the Board unanimously determined to terminate Dr. Bokhari’s employment with the Corporation. Dr. Bokhari was terminated on July 27, 2021 and Anthony Durkacz was appointed as the Corporation’s interim CEO.

On June 4, 2021, Dr. Edward J. Brennan, the Chief Medical Officer of the Corporation and former President of FSD BioSciences, resigned from his position as Chief Medical Officer.

On June 1, 2021, Adnan Bashir was appointed to the Board to fill the vacancy left by Frank Lavelle's resignation.

A number of legal proceedings have arisen from the events leading to and resulting from the Annual and Special Meeting. See "Item 8.A. Consolidated Statements and Other Financial Information-Legal Proceedings" below.

Lucid Acquisition

On August 25, 2021, the Corporation entered into a definitive agreement (the "Master Agreement") to acquire 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc., an early-stage Canadian-based specialty biotechnology company focused on the development of therapies to treat critical neurodegenerative diseases, for total consideration of 4,502,392 Class B Shares, 161,091 Stock Options and 112,162 Warrants (the "Lucid Acquisition"). 304,880 Class B Shares and all of the Warrants issued as part of the consideration for the Lucid Acquisition were issued to First Republic, a company controlled by Anthony Durkacz, the interim CEO and Executive Co-Chairman of the Corporation, in exchange for securities of Lucid Psycheceuticals Inc. held by First Republic prior to the completion of the Lucid Acquisition.

On September 13, 2021, shareholder approval for the Lucid Acquisition was obtained at a special meeting of Lucid shareholders.

On September 21, 2021, the transaction was completed by way of a three-cornered amalgamation between Lucid, the Corporation and a wholly owned subsidiary of the Corporation pursuant to the Lucid Amalgamation Agreement. The Lucid Acquisition involved the issuance of approximately 4.5 million Class B Shares as the acquisition consideration, at a deemed price of approximately US$1.56 per Class B Share. Additionally, all of the outstanding Lucid stock options and warrants became exercisable into Class B Shares, with the number and exercise price of such securities adjusted in accordance with the transaction's exchange ratio. In connection with the closing of the Lucid Acquisition, Dr. Lakshmi Kotra, maintained his position as Lucid's CEO. Prior to the acquisition, Mr. Durkacz held an approximately 4.5% indirect ownership interest in Lucid through his ownership interest in First Republic. As of immediately after the completion of the Lucid Acquisition, 40,557,896 Class B Shares were issued and outstanding.

UHN License Agreement

On May 19, 2021, prior to its acquisition by the Corporation, Lucid entered into a license agreement (the "UHN License Agreement") with the University Health Network ("UHN") that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS from UHN to the Corporation in the field of therapeutics for human health (the "UHN License"). Under the terms of the UHN License Agreement, the Corporation shall pay an annual license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Corporation under the UHN License Agreement ("UHN Licensed Products"), including Lucid-MS, is made. In addition, the Corporation is committed to making milestone payments totalling up to C$12,500,000 to UHN if all product development and regulatory milestones are met. Furthermore, the Corporation will also pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved as well as a percentage of sublicensing revenue received by the Corporation under any sublicense. Milestones can be extended by mutual agreement.

Unless otherwise terminated in accordance with its terms, the UHN License Agreement will remain in force until the expiration of the last valid claim under the last licensed patent covering the UHN Licensed Products.

See also "Item 3.D. Risk Factors - Risks Related to Product Candidates."

Covar Agreement

On October 1, 2021, the Corporation entered into an agreement with Covar Pharmaceuticals Inc. ("Covar"), a contract development and manufacturing services organization, to commence work on providing research quantities of the Corporation's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation (the "Covar Agreement"). Lucid-PSYCH is a psychoactive compound that is being researched by the Corporation through Lucid in connection with the treatment of major depressive disorder. Covar's research and development facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are "controlled substances" listed under the CDSA. Pursuant to the Covar Agreement, Covar will produce Non-GMP and GMP Lucid-PSYCH for use in the Corporation's planned pre-clinical and Phase 1 clinical trials, respectively.

Research and Clinical Advisory Board Update

On November 16, 2021, the Corporation appointed Eleanor N. Fish, Ph.D., to its Research and Clinical Advisory Board (the "RCAB"). Dr. Fish, an accomplished researcher in the areas of immunology and inflammatory disorders and member of the Government of Canada's Expert Scientific Panel to the Chief Scientific Advisor, brings key expertise to the Corporation to support the continued development of FSD-PEA, the Corporation's proprietary anti-inflammatory agent, and Lucid-MS, its drug candidate for the potential treatment of multiple sclerosis. The other members of the RCAB include Dr. Hance A. Clarke, Dr. Shannon Dunn, Dr. Peter K. Stys, Dr. Albert H.C. Wong, and Dr. Daniele Piomelli.

Establishment of Regulatory Advisory Board

On November 18, 2021, the Corporation established a Regulatory Advisory Board and appointed Joga Gobburu, B.Pharm. (Hons), M.Sc. (Hons), Ph.D., M.B.A., and Mary Melnyk, M.Sc., Ph.D., as members.

For more information relating to the Corporation's business, please see the section in this Annual Report titled "Item 4.B. Business Overview."

Where you can find further information

Additional information related to us is available on SEDAR at www.sedar.com and on our website at fsdpharma.com. Information on our website does not constitute part of this Annual Report. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be viewed as www.sec.gov. We do not incorporate the contents of our website, www.sedar.com or www.sec. gov into this Annual Report.

B. Business Overview

Overview

FSD is a biotechnology company with three drug candidates in different stages of development. From May 2018 to March 2020, the focus of the Corporation's business was the cultivation, processing and sale of medical cannabis; in March 2020, however, the Corporation pivoted its focus to pharmaceuticals and biotechnology (see "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Transition from Cannabis to Biotechnology").

Through FSD BioSciences, a wholly owned subsidiary, FSD is focused on pharmaceutical research and development of its lead formulation FSD-PEA (also known as FSD-201). PEA, the active substance in FSD-PEA, interacts with the endocannabinoid system (ECS) in the body and exhibits anti-inflammatory activities. FSD-PEA has completed FDA-approved Phase 1 clinical trials with positive topline results and the Corporation is currently evaluating potential Phase 2 indications.

Through the Corporation's wholly owned subsidiary, Lucid, the Corporation is also currently focused on the research and development of two compounds, Lucid-PSYCH (also known as Lucid-201) and Lucid-MS (also known as Lucid-21-302). Lucid-PSYCH is a psychoactive molecule identified for the potential treatment of neuropsychiatric disorders, such as major depressive disorder. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models.

The Corporation does not operate through Prismic, however Prismic holds the right to receive certain payments based on net sales of certain products from the Corporation pursuant to the Prismic Assignment Agreement.

The Corporation is not engaged in any cannabis-related activities.

FV Pharma and the Facility

In response to challenging market conditions among Canadian licensed cannabis producers, the Corporation forfeited the Cannabis Licenses in July 2020 and suspended all activities by FV Pharma as of September 2020. As a result, the Corporation is no longer engaged in any cannabis-related activities.

The Corporation owns the 64.43-acre property on which the Facility is located (the "Facility Property") and has entered into a firm agreement for the sale of the Facility and the Facility Property. See "Item 4.A. History and Development of the Company-Corporate Structure-Intercorporate Relationships- History of FV Pharma" for more details on the Cobourg Sale.

Products and Sales

The Corporation has no commercialized products or services at this time and has had no revenues in the last three fiscal years. The Corporation's efforts are focused on pharmaceutical research and development of advanced neurodegenerative, mental health and anti-inflammatory treatments. The Corporation is currently focused on developing applications of drug product candidates FSD-PEA, Lucid-MS and Lucid-PSYCH (together, the "Product Candidates").

FSD-PEA

FSD-PEA is a proprietary formulation of the anti-inflammatory agent PEA that completed Phase 1 clinical trials and is under evaluation for a suitable indication to launch Phase 2a clinical trials. PEA is an endogenous molecule produced within the body in response to inflammation and interacts with the endocannabinoid system in the body. For results of Phase 1 clinical trials, see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Phase 1 (Australia) Trials" above. Based on the known anti-inflammatory properties, we believe that FSD-PEA has the potential to address markets with growth opportunities in inflammatory disorders, endometriosis, osteoarthritis, fibromyalgia, opioid-sparing indications such as pain and morphine tolerance, but we have not yet fully studied or developed FSD-PEA for these indications. The Corporation was previously engaged in developing FSD-PEA as a potential treatment of suspected or confirmed cases of COVID-19; however, in response to results of the FSD-PEA Review, the Corporation terminated the Phase 2 clinical trial of FSD-PEA for use in treating COVID-19 in order to concentrate its resources on more commercially viable opportunities for FSD-PEA. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History- FSD-PEA COVID-19 Trials".

The Corporation entered into an exclusive world-wide (excepting Italy & Spain) license agreement with Epitech which grants the Corporation intellectual property rights to certain patents owned by Epitech to develop and sell PEA-based pharmaceutical products (see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History-Epitech License Agreement and Prismic Assignment Agreement"). FSD-PEA is expected to begin Phase 2a clinical trials in Q2 2022.

Lucid-MS

Multiple sclerosis is a chronic inflammatory and degenerative disorder of the central nervous system with unpredictable patterns of symptoms and affects millions world-wide. The global treatment market for MS was valued at US$23 billion in 2018, according to a report conducted by Allied Market Research1. Lucid-MS is a patented new chemical entity, an inhibitor of peptidyl arginine deiminase enzymes which are responsible for post translational citrullination of peptides. Hypercitrullination occurs in MS and other neurodegenerative diseases. Lucid-MS prevents and reverses myelin degradation and disease manifestation, as shown in preclinical models. The results of such models demonstrated functional recovery, preserved myelin and reduced axonal degeneration without suppressing the immune system.

______________________________
[1]https://www.alliedmarketresearch.com/multiple-sclerosis-market

Through the UHN License Agreement, the Corporation received exclusive world-wide intellectual property rights to the patent family of new chemical entities from which Lucid-MS is derived, in the field of therapeutics for human health (see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History-UHN License Agreement"). Lucid-MS is currently undergoing pre-clinical development and the Corporation anticipates submitting an IND by the end of 2022.

Lucid-PSYCH

The lack of progress in the development of new treatments for mental disorders in the last 30 years created renewed interest in psychedelics as an option for therapy of depression and anxiety. According to research conducted by Data Bridge Market Research, the psychedelics market for mental illness was estimated at US$2.0 billion in 2019 and expected to grow to US$6.9 billion by 20272. The Corporation intends to take advantage of this market opportunity through the development and commercialization of Lucid-PSYCH. Lucid-PSYCH is a psychoactive molecule identified for the potential treatment of neuropsychiatric disorders, including major depressive disorder and anxiety. Based on Phase 2 clinical data on MDMA-assisted psychotherapy for post-traumatic stress disorder (PTSD) and other recent developments for treatment of neuropsychiatric disorders, it is believed that there is potential for psychedelic-inspired drugs such as Lucid-PSYCH to serve as effective treatments for various neuropsychiatric disorders, including post-traumatic stress disorder, depression (specifically complex treatment-resistant depression and major depressive disorder) and anxiety. Lucid-PSYCH has not yet been fully studied for these indications.

Lucid-PSYCH is a "controlled substance" as defined in the CDSA and is subject to certain additional regulatory requirements and controls. The Corporation has access to licensed facilities to handle Controlled Substances listed under the CDSA. See "Item 4.B. Business Overview - Regulatory Environment - Controlled Substances-the United States" and "-Controlled Substances-Canada" for additional details.

Proprietary formulations of Lucid-PSYCH are under development at the Corporation, through Lucid. Preclinical development and IND-enabling studies on Lucid-PSYCH are underway, in partnership with Covar on an exclusive basis and other contract organizations with expectations to submit an IND by the end of 2022.

Specialized Knowledge and Personnel

The Board and executive officers of the Corporation, led by Anthony Durkacz, as Executive Co-Chairman and interim CEO, Zeeshan Saeed, as Executive Co-Chairman and President and Dr. Lakshmi P. Kotra, as CEO of Lucid, have a wide combination of the skills, knowledge and experience that are necessary for the successful advancement of the Corporation's business plan. Our future growth and success depend on our ability to recruit, retain, manage and motivate our qualified employees. The inability to hire or retain experienced personnel in the pharmaceutical field could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

______________________________
[2]https://www.prnewswire.com/news-releases/psychedelic-drugs-market-projected-to-reach-6-859-95-million-by-2027--301069861.html

Competitive Conditions

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors also have significantly more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, each of our Product Candidates, if successfully developed, will compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we have or our third-party research collaborators. Other companies with greater resources than us may announce similar plans in the future. In addition, there are other competitive products available in the market that do not have and/or do not require marketing approval from the FDA, Health Canada or other comparable regulatory authorities.

Environmental Matters

The Corporation expects the financial and operational effects of environmental protection requirements on its capital expenditures, profit and competitive position in the current and future financial years to be minimal. For further information, see "Item 3.D. Risk Factors" in this Annual Report.

Employees

As at December 31, 2021, the Corporation directly employed 10 full-time employees and 13 consultants. The Corporation believes its relationship with its employees, consultants and contractors is good. None of the Corporation's employees are represented by a labour union or subject to a collective bargaining agreement.

Property, Plants and Equipment

The Corporation’s current operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount or administrative burden. The Corporation operates from its head office located in Toronto, Ontario, Canada. On February 23, 2022, the Corporation entered into a firm agreement in connection with the Cobourg Sale. See “Item 4.A. History and Development of the Company—Corporate Structure—Intercorporate Relationships– History of FV Pharma” for more details on the Cobourg Sale.

The following table outlines the properties that the Corporation currently subleases:

Location	Area (in Square Feet)	Lease Expiration Date	Use

Toronto, ON, Canada	4,837	September 29, 2023	Management of global operations

Sparks, MD, U.S.A	880.2	December 31, 2022	Office and warehousing

The Toronto office space costs approximately C$150,000 per annum (excluding operating costs and taxes) and is rented on a fixed term, ending on September 29, 2023. The Sparks office space costs US$1,371 per month (excluding utilities, taxes and other operating costs) and is rented on an annual basis. The Corporation believes that its current facilities are adequate to meet its ongoing needs and that, if the Corporation requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

Regulatory Environment

General

The Corporation is currently focused on obtaining regulatory approvals in the United States and Canada for the drug candidates it is developing through FSD BioSciences and Lucid. In the future, the Corporation may consider seeking approvals for these drug candidates in other countries. The following is a summary of the FDA and Health Canada approval process that the Corporation is undertaking with each of the Product Candidates in the United States and Canada. Assuming the Corporation is successful in obtaining approvals from FDA or Health Canada (“Regulatory Approvals”) pursuant to the process set out below, it may decide to seek comparable approvals in other countries, which would be subject to different and additional regulatory requirements. Obtaining regulatory approval often takes a number of years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials.

The Corporation will be subject to extensive regulations while it focuses on gaining Regulatory Approvals for treatments it is developing with each of the Product Candidates. The United States Food, Drug and Cosmetic Act of 1938, as amended (the "FDC Act"), the Public Health Service Act (the "PHS Act"), FDA Act and other federal, provincial and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical product candidates for their respective jurisdictions. Failure to comply with applicable regulatory requirements may subject the Corporation to a variety of administrative or judicial sanctions, such as application refusals, warning or untitled letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pre-Clinical and Clinical Development

Pharmaceutical product candidate development in the United States and Canada typically involves pre-clinical laboratory and animal tests, followed by the submission of an application to commence clinical testing to the FDA for the United States (an IND) or Health Canada for Canada (a CTA). If there are no comments from the FDA within 30 days after the submission of the application in the United States or if a "no objection letter" is received from Health Canada, clinical trials for the drug may commence in the respective jurisdiction assuming all other requirements are met (such as institution review board approval, informed consents and any additional approvals related to the use of controlled substances). The satisfaction of pre-market approval requirements typically takes many years. The actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or the diseases a product candidate targets.

Before testing any compound in human patients in the U.S. or Canada, a company must generate extensive preclinical data. Preclinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in several animal species to assess the toxicity and dosing of the product candidate and its potential safety and efficacy.  The conduct of the pre-clinical tests must comply with government regulations and requirements, including good laboratory practices. For example in the U.S., certain animal studies must be performed in compliance with the FDA's Good Laboratory Practice regulations and the U.S. Department of Agriculture's Animal Welfare Act.

An IND or CTA must be in effect before human clinical trials may commence in the U.S. or in Canada, respectively.  The results of pre-clinical testing and any previous human experience with the investigational drug are submitted to the FDA or Health Canada as part of an IND or CTA, respectively, along with other information, including information about product candidate chemistry, manufacturing and controls, information about the study investigator, and a proposed clinical trial protocol.

There can be regulatory barriers to obtaining an effective IND or CTA based on FDA's or Health Canada's respective review of the investigative drug and, where applicable, its classification as a known controlled substance.

Clinical trials involve the administration of the product candidate that is the subject of the IND or CTA to healthy volunteers or study participants with the disease or condition being studied under the supervision of a qualified investigator. Clinical trials to support an NDA for marketing approval are typically conducted in three sequential phases, but the phases may overlap.

There is a process under which clinical trials may begin and involve the administration of the product candidate that is the subject of the IND or CTA to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with applicable government regulations, (ii) in compliance with Good Clinical Practice, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on patients and subsequent protocol amendments must be submitted to the FDA as part of the IND, or Health Canada as part of the CTA, as applicable.

The FDA or Health Canada may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with applicable regulatory requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board for approval. An institutional review board (IRB) may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

New Drug Application (NDA) and New Drug Submission (NDS) Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a new drug application (NDA) requesting approval to market the product for one or more indications. The application must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology and chemistry, manufacture and controls. Under the Prescription Drug User Fee Act, a substantial application user fee is required for most NDAs, and the applicant under an approved NDA is also subject to an annual program fee for each prescription product.

After evaluating the NDA, the FDA issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission. Substantial additional testing or information may be required in order for the FDA to reconsider the application.  If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. Additionally, as a condition of approval, the FDA may impose restrictions that could affect the commercial success of a drug or require post-approval commitments, including the completion within a specified time period of additional clinical studies, which often are referred to as “Phase 4” or “post-marketing” studies.  For example, as a condition of approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, such as special training or certification for prescribing or dispensing. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Once an NDA is approved, a product will be subject to certain post-approval requirements, including, among other things, requirements related to record-keeping, providing the FDA with updated safety information, product sampling and distribution, and promotion and advertising.  Post-approval modifications to the drug, such as changes in indications, labeling, or manufacturing processes or facilities, may require a sponsor to develop additional data or conduct additional preclinical studies or clinical trials, to be submitted in a new or supplemental NDA, which would require FDA approval.

Similarly, Health Canada regulates, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, post-approval monitoring, marketing and import and export of pharmaceutical products. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, and government review and approval of experimental results prior to giving approval to sell drug products.

The process required by the applicable regulatory authorities before prescription drug product candidates can be marketed in Canada requires the submission to Health Canada of a new drug submission (“NDS”). Health Canada must review and approve the NDS and issue a notice of compliance and drug identification number prior to any commercial marketing, sale or shipment of the drug.  Even if Health Canada approves a NDS, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

The regulatory review process of a drug application in both the U.S. and Canada includes the satisfactory completion of an inspection of the manufacturing facility or facilities where the product is produced (or other evidence acceptable to the regulator) to ensure that the facilities are in compliance with current good manufacturing practices (“cGMP”) requirements and are adequate to assure consistent production of the product within required specifications.

The FDA and Health Canada also conduct regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval of a product. Failure to comply with applicable cGMP requirements and other conditions of product approval may lead the regulatory authority to take enforcement action or seek sanctions, including fines, issuance of warning letters, civil penalties, injunctions, suspension of manufacturing operations, operating restrictions, withdrawal of approval, seizure or recall of products, and criminal prosecution.

Controlled Substances - United States

As explained above, pharmaceutical products are subject to extensive regulation in the United States, including the FDC Act, the PHS Act, and other federal and state statutes and regulations that govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.

Drugs and other substances that are determined to have a potential for abuse are also regulated under the United States Comprehensive Drug Abuse Prevention and Control Act of 1970, as amended, also known as the Controlled Substances Act (the "CSA") and its implementing regulations, as "controlled substances." The CSA establishes a closed chain of distribution for entities handling controlled substances, which include researchers, manufacturers, distributors, pharmacies and physicians, importers and exporters. The CSA and regulations enforced by the Drug Enforcement Administration (DEA) impose registration, security, quotas inventory, recordkeeping, reporting, storage, manufacturing, distribution, importation, exportation, and other requirements on entities handling controlled substances. Practitioners such as pharmacies and physicians, as well as other types of entities that handle controlled substances, such as researchers and analytical laboratories, are also subject to DEA registration and other requirements related to controlled substances.

The CSA categorizes controlled substances into one of five schedules - Schedule I, II, III, IV, or V - depending on the potential for abuse and physical or psychological dependence. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States, and lack accepted safety for use under medical supervision. They may not be marketed or sold for dispensing to patients in the United States. Certain "hallucinogens" or psychedelic drugs are currently regulated as Schedule I controlled substances, as is any substance that includes any of a Schedule I substance's salts, isomers (e.g., optical, position, and geometric isomers), or salts of isomers, whenever the existence of such salts, isomers, and salts of isomers is possible within the specific chemical. Pharmaceutical products having a currently accepted medical use and that are otherwise approved for marketing may be listed as Schedule II, III, IV, or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence.

Whether a new drug or substance is ultimately controlled or not is a fact specific determination that the DEA makes based on the input of the Department of Health and Human Services (including the FDA), which provides scientific and medical findings and recommendations to the DEA. During the FDA approval process, the FDA will generally conduct an abuse potential evaluation of any substance that could have an effect on the central nervous system. If FDA finds that a new drug or substance may have an abuse potential that would require the drug to be controlled, FDA notifies the DEA and provides information/recommendation to the DEA on its scheduling. The DEA must conduct notice and comment rulemaking to propose scheduling of a new substance. If a drug being approved contains a substance already controlled under the CSA, that drug will generally be controlled in the same schedule absent findings or recommendations that it should be placed in another schedule.

Lucid-PSYCH is a Schedule I listed substance under the CSA. Its use in the United States is highly restricted under Federal law, even though there have been a few state and local laws seeking to loosen restrictions. A facility that seeks to manufacture, distribute, import or export any Schedule I controlled substance must register with the DEA. The DEA registration is specific to the particular location, activity and controlled substance. A DEA registered facility must maintain records documenting all activities, including the manufacture, receipt and distribution, of controlled substances. The import or export of a Schedule I substance requires a permit and may need to comply with international drug control treaties as well as DEA requirements.

Any Schedule I drug or substance approved by the FDA must be rescheduled (or descheduled) to another schedule before it can be commercially marketed in the United States. Rescheduling or descheduling a Schedule I substance to another schedule is dependent on FDA approval and FDA recommendation as to the appropriate schedule. Any rescheduling or descheduling action requires the DEA to conduct notice and comment rulemaking. Such action will be subject to public comment and requests for hearing which could affect the scheduling of these substances.

Controlled Substances - Canada

A controlled substance is a type of drug that the Government of Canada has categorized as having a higher-than-average potential for abuse or addiction and is listed in one of the schedules (I to V) of the CDSA. Lucid-PSYCH is a controlled substance in Canada. The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government.

Under section 56 of the CDSA the Minister of Health may exempt a person or a class of persons or any controlled substance or class thereof from the application of all or any provision of the CDSA or regulations if necessary for a medical or a scientific purpose or is otherwise in the public interest. Researchers requiring a controlled substance for research, including clinical trials, must receive an exemption under the CDSA, which can permit the importation, possession and/or use of a specified quantity of the controlled substance for a specified purpose. The Minister of Health can impose any terms and conditions that the Minister considers necessary in respect of the exemption. The Corporation has access to licensed facilities to handle controlled substances under the CDSA.

Reorganizations

Other than in connection with the FV Pharma Amalgamation, the Corporation has not completed any material reorganization within the three most recently completed financial years.

C. Organizational Structure

As at the date of this Annual Report, the Corporation has four material subsidiaries, Lucid Psycheceuticals Inc., FSD BioSciences, Inc., FV Pharma and Prismic Pharmaceuticals, Inc., which are all wholly owned by the Corporation. For more information related to the Corporation, including its subsidiaries, please see the section in this Annual Report titled "Item 4. Information on the Company-A. History and Development of the Company-Intercorporate Relationships."

D. Property, Plants and Equipment

FV Pharma and the Facility

The Corporation owns the 64.43-acre Facility Property located at 520 William Street, Cobourg, Ontario, K9A 3A5 and has entered into a firm agreement for the sale of the Facility and the Facility Property. See "Item 4.A. History and Development of the Company-Corporate Structure—Intercorporate Relationships—History of FV Pharma" for more details on the Cobourg Sale.

See “Item 4.B. Business Overview—Property, Plants and Equipment” for further details relating to the Corporation’s facilities.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results

See the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended and fiscal years ended December 31, 2021 and 2020 (the “MD&A”) attached hereto as Exhibit 5.1.

B. Liquidity and Capital Resources

See the MD&A attached hereto as Exhibit 5.1.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4.B—Business Overview—Products and Sales” and the MD&A attached hereto as Exhibit 5.1.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see “Item 4.B.—Business Overview” and the MD&A attached hereto as Exhibit 5.1.

E. Critical Accounting Estimates

See notes 2[e] and 3 to our Consolidated Financial Statements in Item 18.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors, including their ages as of December 31, 2021:

Name	Age	Position(s)
Anthony Durkacz(3)	46	Interim CEO, Co-Executive Chairman and Director
Zeeshan Saeed (3)(5)	52	President, Co-Executive Chairman and Director
Nathan Coyle	41	CFO
Donal Carroll	46	COO and Director
Dr. Lakshmi P. Kotra	51	CEO of Lucid Psycheceuticals Inc.
Adnan Bashir (1)(5)	52	Director
Fernando Cugliari (1)(4)	47	Director
Nitin Kaushal (2)	56	Director
Lawrence (Larry) Latowsky (3)(6)	62	Director

_______________

(1) Member of Audit Committee.

(2) Chairman of the Audit Committee.

(3) Member of the Compensation, Nominating and Governance Committee.

(4) Chairman of the Compensation, Nominating and Governance Committee.

(5) Member of the Disclosure Committee.

(6) Chairman of the Disclosure Committee.

Unless otherwise indicated, the current business addresses for our executive officers and directors is 199 Bay St., Suite 4000, Toronto, Ontario, Canada, M5L 1A9.

Each executive officer serves at the discretion of our Board and holds office until his or her successor is duly elected or qualified or until his or her earlier resignation or removal. Each of the directors is elected to hold office until the next annual meeting of the Shareholders or until a successor is duly elected or appointed.

Executive Officers

Anthony Durkacz

Mr. Durkacz has served as the Corporation’s interim CEO since July 2021 and as its Executive Co-Chairman since May 2021 and has served as a member of the Corporation’s Board since June 2018. Mr. Durkacz is also a director and the Executive Vice-President of First Republic Capital Corporation, and has served in those roles since 2014. In addition, Mr. Durkacz is the chairman of World Class Extractions Inc. (CSE: PUMP; OTCQB: WCEXF) and has served in that role since 2018. Prior to co-founding the Corporation, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the CFO and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite from January 2011 to January 2013.  Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico and India. From 2006 to 2009, he served as COO and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world. From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor. He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

Zeeshan Saeed

Mr. Saeed, a co-founder of the Corporation, has served as the Corporation's President and Executive Co-Chairman since May 2021. Previously, he served as President of the Corporation from May 2019 to January 2021 and as a director from May 2018 to January 2021. From December 2017 to May 2019, Mr. Saeed served as Executive Vice President of FV Pharma Inc., a subsidiary of the Corporation and a former licensed producer of cannabis in Canada under the Cannabis Act (Canada). From October 2013 to December 2017, he provided consulting services to FV Pharma Inc. From April 2003 to December 2017, Mr. Saeed served as President of ZZ Telecommunications Inc., a long-distance telecommunications common carrier. Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. from 2011 to 2013. He has a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology Lahore.

Nathan Coyle

Nathan Coyle has served as the Corporation's CFO since May 2021.  He previously served as the Corporation's Corporate Controller from January 2020 to May 2021 and as Controller of Chem-Ecol Ltd. from July 2013 to January 2020. From July 2013 to January 2020, Mr. Coyle worked with Turtle Holdings Limited, a family investment company, implementing corporate strategies to maximize growth. From 2005 to 2013, Mr. Coyle was with Illinois Tool Works, where he was a key player in restructuring the organization, shaping the growth and streamlining businesses within his industrial packaging segment. Mr. Coyle's involvement in multiple mergers and acquisitions and integrating those organizations was key to company growth. Mr. Coyle holds a Bachelor of Business Administration with honours from Brock University and is a Chartered Professional Accountant.

Dr. Lakshmi P. Kotra

Dr. Lakshmi P. Kotra served as CEO of Lucid Psycheceuticals Inc. since September 2020, which he co-founded in 2020. Following its acquisition by the Corporation in September 2021, Dr. Kotra continued as CEO of Lucid. Dr. Kotra has held the position of senior scientist at UHN since March 2006 and, since June 2018, at the Krembil Brain Institute at UHN. Dr. Kotra has also served as Professor of Medicinal Chemistry at the University of Toronto since July 2000. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. In December 2012, he co-founded WinSanTor Biosciences, a San Diego, CA-based company developing treatments for peripheral neuropathies, and in January 2015, he co-founded CannScience Innovations (Scientus Pharma), a Toronto, ON-based company focused on medical cannabis and cannabinoids. Dr. Kotra received his Ph.D. in Pharmacy/Medicinal Chemistry from the University of Georgia and completed postdoctoral training at Wayne State University.

Donal Carroll

Mr. Carroll joined the Corporation as interim CFO in 2018 and was appointed to the position on a permanent basis in December 2019, where he served until May 2021. Mr. Carroll was appointed as COO of the Corporation on August 15, 2021.  Mr. Carroll has also served as a director on the Corporation's Board from May 2018 to July 2018 and since May 2021. Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing both in equity and debt securities. From June 2005 to January 2008, he served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE:UL)), from February 2008 to October 2013, Mr. Carroll has served as Controller with Videojet Technologies, and from October 2013 to July 2017, he served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems. Mr. Carroll has been a Director of Bird River Resources Inc. since August 2019 and a Director of Climb Credit Inc. since May 2020. He holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin.

Non-Employee Directors

Adnan Bashir

Mr. Bashir has over 14 years of experience in strategic management and operations. He is the founder and President of 58Northwest Inc., a management consulting and marketing services company, and has held the role since 2018. From 2005-2018, Mr. Bashir was General Manager for Al Batha Group, a diversified business conglomerate based in Dubai, UAE. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the US and China. During his tenure at Al Batha Group, Mr. Bashir gathered extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones and implementing new technologies. Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management and technical management.

Fernando Cugliari

Mr. Cugliari has served as a director on the Board since May 2021. Mr. Cugliari has over 20 years of experience in finance and law, and is an attorney qualified to practice in Ontario and the Cayman Islands. Mr. Cugliari has served as an International Investment Advisor at CIBC FirstCaribbean International Bank since May 2018, where he provides comprehensive investment advisory services to high and ultra-high-net-worth individuals and their families, as well as insurance, corporate, institutional and pension fund clients. From November 2017 to April 2018, Mr. Cugliari worked as the Head of the Private Client and Private Equity Group at Etienne Blake Attorneys at Law, a law firm in the Cayman Islands, and from September 2016 to September 2017 he worked as General Counsel and Chief Operating Officer for FasPay Global, an international financial and payments technology company. From June 2012 to May 2016, Mr. Cugliari served as an Associate Portfolio Manager and International Investment Advisor at RBC Wealth Management. He previously held senior positions in law firms in Ontario.

Nitin Kaushal

Mr. Kaushal has served as a director on the Corporation's Board since May 2021. Since March 2020, Nitin Kaushal has served as President of Anik Capital Corp., his family's holding company. In February 2020, he retired from PricewaterhouseCoopers Canada ("PwC"), where he was a Managing Director in the corporate finance practice, which focused on the pharmaceutical and healthcare spaces. He had worked at PwC since 2012. Mr. Kaushal also served as a director on the board of 3 Sixty Risk Solutions Ltd. ("3 Sixty") from June 2019 to April 12, 2021, a company whose shares were delisted by the CSE after it was unable to file its annual financial statements. Mr. Kaushal has over 30 years of experience in the healthcare and financial services industries, focusing on the biotechnology, medical devices and healthcare services markets. He was a Managing Director of leading healthcare investment banking teams at a number of Canadian investment banks, including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital. He has been involved in over 50 mergers and acquisitions, strategic advisory roles and licensing assignments for a range of companies from early-stage biotechnology companies to large pharmaceutical companies. He has participated in capital market transactions ranging from private placements to initial public offerings to bought deal underwritings.  His entry into the biotech/healthcare space was with MDS Capital Corp. in 1991, a leading healthcare venture capital firm.

Mr. Kaushal sits on a number of public and private company boards in the biotech and healthcare space, including Delta 9 Cannabis Inc. (OTCMKTS: DLTNF), High Tide Inc. (NASDAQ: HITI), VieMed Healthcare Inc. (NASDAQ: VMD), Starton Therapeutics Inc., Flower One Holdings Inc. (NASDAQ: FLOOF) and PsyBio Therapeutics Corp. (OTCMKTS: PSYBF). Mr. Kaushal has a Bachelor of Science in Chemistry from the University of Toronto and is a Chartered Professional Accountant.

Lawrence (Larry) Latowsky

Mr. Latowsky has served as a director on the Board since May 2021. Mr. Latowsky is currently CEO of Canntab Therapeutics Ltd., an innovator in cannabinoid and terpene blends in hard pill form for therapeutic application. Mr. Latowsky has held a number of leadership positions throughout his career, including Chairman and CEO of Top Drug Corp. from 2014 to 2020 and President and CEO of Katz Group Canada, the largest network of drugstores in Canada, from 1996 to 2010. Mr. Latowsky also led Propharm Technology and DC Labs, a vertical manufacturing and packaging division of pharmaceuticals and over-the-counter drug store products, from 1996 to 2014. Mr. Latowsky is a graduate of the University of Toronto Rotman Business School and Institute of Corporate Directors of Canada program and has served on many profit and non-profit boards, including as Chairman of the board for Well.ca, one of Canada's leading E-commerce companies, from October 2014 to December 2017. Mr. Latowsky's experience is a blend of traditional retail bricks and mortar, distribution, manufacturing and e-commerce/internet-based marketing and sales.

Certain Proceedings involving Directors

Mr. Durkacz has been serving as director of FSD since June 18, 2018. On March 5, 2021, FSD was subject to a court order with respect to the Annual and Special Meeting which, among other things, prohibited the Corporation's then CEO and directors, other than Mr. Durkacz, from voting certain of their shares at the Annual and Special Meeting. On April 9, 2021, the Court ordered an injunction restraining the Corporation's then CEO and former directors, other than Mr. Durkacz, from authorizing or undertaking any transaction by FSD other than in the ordinary course of business, issuing any Class B Shares or authorizing the payment of any form of compensation to such former CEO and directors prior to the Annual and Special Meeting.

Mr. Kaushal served as a director of 3 Sixty from June 2019 to April 2021. On June 9, 2020, 3 Sixty announced that it was not able to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended December 31, 2019 within the period prescribed for such filings. 3 Sixty made an application for a management cease trade order (the "MCTO") and, on June 18, 2020, the MCTO was issued by the Ontario Securities Commission (the "OSC") and restricted all trading in securities of 3 Sixty by its directors and officers until two business days following the completion of the required filings. On July 15, 2020, the OSC revoked the MCTO and issued a failure-to-file cease trade order (the "FFCTO") in replacement of it, ordering that all trading in the securities of 3 Sixty would cease, except in accordance with the conditions of the FFCTO, if any, for so long as the FFCTO remains in effect. 3 Sixty was delisted from the CSE on July 14, 2021.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

Executive Compensation

Introduction

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to such executives and the reasons for their compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Annual Report.

The Board's assessment of corporate performance is based on a number of qualitative and quantitative factors, including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

The purpose of this section is to provide information about the Corporation's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Annual Report, a NEO means each of the following individuals:

(a) each individual who served as CEO of the Corporation, during any part of the most recently completed financial year, including an individual performing functions similar to a CEO;

(b) each individual who served as CFO of the Corporation, during any part of the most recently completed financial year, including an individual performing functions similar to a CFO;

(c) in respect of the Corporation, the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $100,000 for that financial year; and

(d) up to two individuals who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year (the "Former Executive Officers").

For the financial year ended December 31, 2021 ("Fiscal 2021"), the NEOs are:

Anthony Durkacz, Interim CEO, Co-Executive Chairman and Director

Zeeshan Saeed, President, Co-Executive Chairman and Director

Nathan Coyle, CFO

Donal Carroll, COO, Director and Former CFO

Dr. Raza Bokhari, Former Executive Chairman of the Board and Former CEO

Dr. Edward Brennan, Jr., Former Chief Medical Officer

Dr. Sara May, Former President, FV Pharma

Compensation Governance

The Compensation, Nominating and Governance Committee is currently comprised of three directors, Fernando Cugliari (Chair), Zeeshan Saeed and Anthony Durkacz.

The Compensation, Nominating and Governance Committee has been tasked with establishing an executive compensation program, which includes equity compensation by way of share awards and options to purchase Class B Shares ("Options") granted under the stock option plan of the Corporation dated February 19, 2018 (the "Stock Option Plan").

The primary goal of the Corporation's executive compensation program is to attract and retain the key executives necessary for the Corporation's long-term success, to encourage executives to further the development of the Corporation and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) Options.

The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Corporation's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Corporation with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element. As such, the Corporation does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Corporation. While the Corporation does not have a formally established peer group in determining compensation, the Compensation, Nominating and Governance Committee will on occasion reference other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Corporation who are not also officers of the Corporation (including any Options to be granted) will be determined by the Compensation, Nominating and Governance Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Corporation.

Compensation Process

The Compensation, Nominating and Governance Committee, through discussion without any formal objectives, criteria or analysis, determines the compensation of the Corporation’s executive officers. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options to be granted to the Corporation’s executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Corporation from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation, Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Corporation’s success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Corporation’s Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Corporation’s operations in general.

Option Awards

Long-term incentives in the form of Options are intended to align the interests of the Corporation’s directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of Shareholder value, and to reduce the cash compensation the Corporation would otherwise pay. The Stock Option Plan is administered by the Compensation, Nominating and Governance Committee. While the Corporation does not have a formally established peer group in determining compensation, in considering the number of Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation, Nominating and Governance Committee also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation.

Insider Trading and Blackout Period Policy

All of the Corporation's executives, other employees and directors are subject to the Corporation's Insider Trading and Blackout Period Policy, which prohibits trading in the Corporation's securities while in possession of material undisclosed information about the Corporation. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Corporation, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Corporation permits executives, including the NEOs, to trade in the Corporation's securities only during prescribed trading windows.

Summary Compensation Table

The following table shows the compensation earned by, paid to, or awarded to the NEOs in respect of Fiscal 2021, 2020 and 2019.  Following the Annual and Special Meeting on May 14th, 2021, the Board adopted a new director compensation program (see “—Director Compensation—Director Compensation Program” below for details on the new compensation program.). Compensation for directors disclosed below reflects the compensation received by each director during the relevant fiscal year.

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(2)(11)	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Anthony Durkacz(4) Interim CEO and Co-Executive Chairman	2021	103,702.69	Nil.	777,798	Nil.	Nil.	881,500.69
	2020	Nil.	438,881.39	236,014.19	Nil.	Nil.	674,895.58
	2019	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.
Nathan Coyle(5) CFO	2021	189,186.02	Nil.	46,586	15,734.00	Nil.	251,506.02
	2020	143,834.62	Nil.	Nil.	Nil.	Nil.	143,834.62
	2019	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.
Zeeshan Saeed(6) President & Co-Executive Chairman	2021	225,270.73	Nil.	777,798	Nil.	Nil.	1,003,068.73
	2020	212,292.43	438,881.39	236,014.19	Nil.	12,310.65	899,498.66
	2019	248,587.00	82,671.75	1,670,689.92	Nil.	Nil.	2,001,948.68
Donal Carroll(7) COO, Director & Former CFO	2021	351,406.32	Nil.	777,798	78,670.00	4,778.70	1,212,653.02
	2020	191,188.13	219,440.69	138,137.28	74,610.00	Nil.	623,376.11
	2019	108,331.20	Nil.	405,263.23	27,835.10	Nil.	541,429.53

Dr. Raza Bokhari(8) Former Executive Chairman & CEO, Former Director	2021	1.00	1,772,375.65(12)	Nil.	Nil.	Nil.	1,772,375.65
	2020	0.75	2,194,412.38	507,432.17	Nil.	Nil.	2,701,845.30
	2019	0.75	1,074,729.01	5,404,059.76	Nil.	Nil.	6,478,789.53
Dr. Sara May(9) Former President, FV Pharma Inc.	2021	225,989.33	Nil.	Nil.	Nil.	3,829.24	229,818.57
	2020	149,220.00	Nil.	27,700.50	Nil.	3,581.28	180,501.78
	2019	128,267.15	41,335.88	167,275.91	Nil.	3,611.04	340,489.98
Dr. Edward J. Brennan(10) Former Chief Medical Officer	2021	147,051.29	Nil.	Nil.	100,000.00	4,782.99	251,834.28
	2020	305,777.30	219,440.69	328,683.70	149,522.28	6,031.29	1,009,455.26
	2019	248,587.00	82,671.75	885,966.29	Nil	Nil.	1,217,225.05

Notes:

(1) "Stock Award" means an award of Class B Shares. The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2) "Option Award" means an award of Options under the Stock Option Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Includes Corporation-paid health and life insurance benefits and car allowances for all NEOs.

(4) Mr. Durkacz has been a director of the Corporation since June 18, 2018 and was appointed as interim CEO of the Corporation on July 27, 2021.

(5) Mr. Coyle was appointed as CFO of the Corporation on May 4, 2021, initially on interim and then on a permanent basis.

(6) Mr. Saeed departed from his position as President and director of the Corporation effective January 25, 2021 but was re-elected as a director of the Corporation on May 14, 2021 and re-appointed as President of the Corporation on July 27, 2021.

(7) Mr. Carroll resigned as CFO of the Corporation on May 4, 2021 and was elected as a director of the Corporation at the Annual and Special Meeting on May 14, 2021. Mr. Carroll was appointed as COO of the Corporation on August 15, 2021.

(8) Following the termination of Rupert Haynes on February 5, 2019, Dr. Bokhari was appointed interim CEO of the Corporation. On June 3, 2019, Dr. Bokhari was appointed as the permanent CEO of the Corporation and on November 17, 2020, Dr. Bokhari was appointed Executive Chairman of the Corporation. Following the Annual and Special Meeting on May 14, 2021, Dr. Bokhari was not re-elected as a director of the Corporation and was placed on administrative leave while the Special Committee investigated various concerns regarding Dr. Bokhari’s actions in his capacity as the Corporation’s CEO. Following the completion of its investigation, the Special Committee made a recommendation to the Board and the Board unanimously determined to terminate Dr. Bokhari’s employment with the Corporation. Dr. Bokhari was terminated on July 27, 2021.

(9) Dr. May resigned as President of FV Pharma in September 2021.

(10) Dr. Brennan resigned as Chief Medical Officer of the Corporation on June 4, 2021.

(11) Certain Option Awards for the years-ended 2019 and 2020 were cancelled during the years-ended 2020 and 2021.

(12) Under previous management, the Corporation purported to issue 1,173,709 Class B Shares, with a fair value of $3,110,328.85, to Mr. Bokhari for services not yet rendered. Pursuant to a court ruling (see "Item 8.A. Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings-Restraining Order / Share Cancellation Application"), the Corporation cancelled 504,888 of these shares, with a fair value of $1,337,953.20.

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, Option Awards and Stock Awards outstanding as of December 31, 2021.

Name and Position	Option Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In- the-Money Options(2)
	(#)	(C$)		(C$)
Anthony Durkacz Interim CEO and Co-Executive Chairman	99,502	3.86	March 24, 2025	Nil.
	600,000	2.25	June 1, 2024	Nil.
Nathan Coyle CFO	5,000	3.75	March 18, 2024	Nil.
	30,000	2.25	June 1, 2024	Nil.
Donal Carroll COO, Director & former CFO	10,000	7.63	December 31, 2023	Nil.
	10,000	7.63	December 31, 2024	Nil.
	10,000	7.63	December 31, 2025	Nil.
	10,000	7.63	December 31, 2026	Nil.
	10,000	7.63	December 31, 2027	Nil.
	39,801	3.86	March 24, 2025	Nil.
	15,000	4.75	April 14, 2025	Nil.
	600,000	2.25	June 1, 2024	Nil.
Zeeshan Saeed President & Co-Executive Chairman	99,502	4.42	September 15, 2022	Nil.
	99,502	3.86	March 24, 2025	Nil.
	600,000	2.25	June 1, 2024	Nil.
Raza Bokhari Former Executive Chairman & CEO, Former Director	Nil.	N/A.	N/A.	Nil.
Dr. Sara May Former President, FV Pharma Inc.	12,438	3.86	March 24, 2024	Nil.
Dr. Edward Brennan Former Chief Medical Officer	Nil.	N/A.	N/A.	Nil.

Notes:

(1) As of June 1, 2021, all of these Option Awards have been fully vested.

(2) The value of the unexercised in-the-money Options is calculated based on the difference between the market value of the Class B Shares as at December 31, 2021 and the exercise price of the Option.

Narrative Discussion of Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End

Stock Option Plan

On February 19, 2018, the Board approved the Stock Option Plan. The Stock Option Plan provides that: (i) the aggregate number of Options reserved for issuance to related persons (as such term is defined in National Instrument 45-106 Prospectus Exemptions) will be 10% of the number of Class B Shares issued and outstanding from time to time, on a fully diluted basis; (ii) and the total number of Options available to be issued under the Stock Option Plan is 20% of the number of Class B Shares issued and outstanding from time to time, on a fully diluted basis, each in accordance with the policies of the CSE and Nasdaq applicable to the Corporation.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Management proposes Option grants to the Compensation, Nominating and Governance Committee based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Compensation, Nominating and Governance Committee. The Stock Option Plan provides that Options may be issued to directors, officers, employees or consultants of the Corporation.

The Stock Option Plan is administered by the Compensation, Nominating and Governance Committee, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Corporation and its affiliates, if any, as the Compensation, Nominating and Governance Committee may from time to time designate. The exercise prices will be determined by the Compensation, Nominating and Governance Committee but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession. For further information about the number of Options currently held by our NEOs, please see the section in this Annual Report titled “Directors, Senior Management and Employees—Compensation—Executive Compensation—Outstanding Equity Awards at Fiscal Year End”.

Pension Plan Benefits

The Corporation established a 401(k) plan on January 31, 2021 but the plan was terminated on December 31, 2021. The Corporation currently does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination, Change of Control Benefits and Executive Agreements of the NEOs

The Corporation has entered into executive employment agreements with each of the NEOs (the "Executive Agreements") other than Nathan Coyle. Each Executive Agreement provides for the NEO's annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Executive Agreements as they relate to termination and change of control.

Anthony Durkacz (Interim CEO, Co-Executive Chairman and Director)

Mr. Durkacz has an executive employment agreement with the Company. In the event of both a change of control transaction and Mr. Durkacz ceasing to be employed by the company for any reason, all outstanding unvested Options held as of the date Mr. Durkacz ceases to be employed by the Company shall immediately vest and remain outstanding and exercisable for a period of five years from that date. All vested Options held by Mr. Durkacz that are outstanding on that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Durkacz prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option.

Zeeshan Saeed (President, Co-Executive Chairman and Director)

Mr. Saeed has an executive employment agreement with the Company. In the event the Company terminates Mr. Saeed's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will provide Mr. Saeed with a cash payment in an amount equal to 24-months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Saeed ceasing to be employed by the Company for any reason, all outstanding unvested Options held by Mr. Saeed as of the date that he ceases being employed by the Company shall immediately vest and shall remain outstanding and be exercisable for five years following that date. All vested Options held by Mr. Saeed that are outstanding on that date will remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Saeed prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option.

Donal Carroll (COO, Director and Former CFO)

Mr. Carroll has an executive employment agreement with the Company. In the event the Company terminates Mr. Carroll's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company shall pay Mr. Carroll a cash payment in an amount equal to 24 months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Carroll ceasing to be employed by the Company for any reason, all outstanding unvested Options, as of the date Mr. Carroll ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following that date. All vested Options held by Mr. Carroll that are outstanding as of that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Carroll prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option.

Dr. Raza Bokhari (Former CEO)

Dr. Bokhari’s entitlements under his Executive Agreement following his termination are being determined in arbitration proceedings. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings — Dr. Raza Bokhari”.

Liability Insurance of Directors and Officers

The Company has directors' and officers' liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2021 was US$1,685,000.

Indemnification

By-law No. 1 provides for indemnification of each of our directors and executive officers to the fullest extent permitted by the OBCA.

We have entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Company or is or was serving at our request as a director or officer of another entity, such director or officer will be indemnified and held harmless by us to the fullest extent authorized by and in the manner set forth in the OBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, to the fullest extent allowable under applicable law, we shall also indemnify against any costs actually and reasonably paid or incurred by a director or officer in connection with any action or proceeding by such director or officer for (i) indemnification or reimbursement of any costs, or payment of any cost advance, by us under any provision of the agreements, or under any other agreement or provision of our constating documents and (ii) recovery under any directors' and officers' liability insurance policies maintained by us, regardless of whether the director or officer ultimately is determined to be entitled to such indemnification or insurance recovery, as the case may be.

Director Compensation

Director Compensation Program

As discussed under “Item 4.A. History and Development of the Company—General Development of the Business – Three Year History—Matters Addressed at Annual and Special Meeting and Related Matters”, a new Board was elected on May 14, 2021 at the Annual and Special Meeting and, in connection therewith, new compensation practices were adopted.  The following describes the director compensation program that was in effect for the portion of Fiscal 2021 after the Annual and Special Meeting. A cash retainer of $60,000 per year is paid on a monthly basis. In addition, $20,000 per year is paid to the Chair of the Audit Committee and $10,000 per year is paid to the Chairs of each of the Compensation, Nominating and Governance Committee and the Disclosure Committee, paid on a monthly basis in each case. No additional fees are paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Under the director compensation program for Fiscal 2021, 100,000 stock options are granted to newly appointed directors and vest immediately.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during Fiscal 2021 for their service on our Board, other than NEOs whose compensation is reported in the Summary Compensation table above.  Following the Annual and Special Meeting on May 14th, 2021, the Board adopted a new director compensation program (see “—Director Compensation—Director Compensation Program” above for details on the new compensation program.). Compensation for directors disclosed below reflects the compensation received by each director during Fiscal 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Total ($)
Nitin Kaushal(4)	79,439.37(9)	Nil.	129,633.00	209,072.37
Fernando Cugliari(4)	74,450.08(9)	Nil.	129,633.00	204,083.08
Lawrence (Larry) Latowsky(4)	34,925.08	Nil.	129,633.00	164,558.08
Adnan Bashir(5)	27,329.20	Nil.	129,633.00	156,962.20
Hon. Stephen Buyer(6)	Nil.	124,412.20(7)	28,809.04(8)	153,221.24
Robert J. Ciaruffoli(6)	Nil.	124,412.20(7)	28,809.04(8)	153,221.24
James A. Datin(3)	Nil.	124,412.20(7)	28,809.04(8)	153,221.24
Gerald (Gerry) Goldberg(6)	Nil.	93,309.15(7)	28,809.04(8)	122,118.19
Dr. Larry Kaiser(6)	75,000.00	Nil.	28,809.04(8)	103,809.04

Notes:

(1) "Stock Award" means an award of Class B Shares. The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2) "Option Award" means an award of Options under the Stock Option Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Mr. Datin resigned from the Board on April 30, 2021.

(4) Mr. Kaushal, Mr. Cugliari, and Mr. Latowsky were appointed to the Board on May 14, 2021 following the results of the Annual and Special Meeting. See “Item 4.A. History and Development of the Company—General Development of the Business—Three Year History—Matters Addressed at Annual and Special Meeting and Related Matters”.

(5) Mr. Bashir was appointed to the Board on June 1, 2021.

(6) Mr. Buyer, Mr. Ciaruffoli, Mr. Goldberg and Mr. Kaiser were not re-elected to the Board on May 14, 2021 following the results of the Annual and Special Meeting. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Matters Addressed at Annual and Special Meeting and Related Matters".

(7) Under previous management, the Corporation purported to issue (i) 46,948 Class B Shares, with a fair value of $124,412.20, to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Datin; and (ii) 35,211 Class B Shares, with a fair value of $93,309.15, to Mr. Goldberg, for services not yet rendered. In June 2021, all but (i) 5,274 Class B Shares, with a fair value of $13,976.10, issued to each of Mr. Buyer, Mr. Ciaruffoli and Mr. Kaiser; and (ii) 3,955 Class B Shares, with a fair value of $10,480.75, issued to Mr. Goldberg, were cancelled. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Restraining Order / Share Cancellation Application”.

(8) 15,000 Options were granted to each of Mr. Buyer, Mr. Ciaruffoli, Mr. Datin, Mr. Goldberg and Mr. Kaiser on January 21, 2021, with the grant date fair value as set out above, but these Options were subsequently cancelled.

(9) For each of Mr. Kaushal and Mr. Cugliari, fees earned in 2021 and disclosed in this chart include $39,525.00 in fees earned for serving on the Special Committee. See “Item 4.A. History and Development of the Company—General Development of the Business—Three Year History—Matters Addressed at Annual and Special Meeting and Related Matters”.

Incentive Plan Awards

All directors were entitled to participate in the Stock Option Plan. During Fiscal 2021, 475,000 Options were granted to, and no Options were exercised by, non-employee directors under the Stock Option Plan. However, 75,000 of such Options that were issued to former directors were subsequently cancelled prior to the end of Fiscal 2021.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the information concerning all Option Awards and Stock Awards outstanding for each non-employee director of the Company as at December 31, 2021.

Name	Option Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The Money Options(2) (C$)
Nitin Kaushal(4)	100,000	2.25	June 1, 2024	Nil.
Fernando Cugliari(4)	100,000	2.25	June 1, 2024	Nil.
Lawrence (Larry) Latowsky(4)	100,000	2.25	June 1, 2024	Nil.
Adnan Bashir(5)	100,000	2.25	June 1, 2024	Nil.
Hon. Stephen Buyer(6)	Nil.	N/A.	N/A.	Nil.
Robert J. Ciaruffoli(6)	Nil.	N/A.	N/A.	Nil.
James A. Datin(3)	Nil.	N/A.	N/A.	Nil.
Gerald (Gerry) Goldberg(6)	Nil.	N/A.	N/A.	Nil.
Dr. Larry Kaiser(6)	Nil.	N/A.	N/A.	Nil.

Notes:

(1) As of June 1, 2021, all of these Options have been fully vested.

(2) Calculated based on the difference between the market price of the Class B Shares underlying the Option Award as at December 31, 2021, and the exercise price of the Option Award.

(3) Mr. Datin resigned from the Board on April 30, 2021.

(4) Mr. Kaushal, Mr. Cugliari, and Mr. Latowsky were appointed to the Board on May 14, 2021 following the results of the Annual and Special Meeting. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Matters Addressed at Annual and Special Meeting and Related Matters".

(5) Mr. Bashir was appointed to the Board on June 1, 2021.

(6) Mr. Buyer, Mr. Ciaruffoli, Mr. Goldberg and Mr. Kaiser were not re-elected to the Board on May 14, 2021 following the results of the Annual and Special Meeting. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Matters Addressed at Annual and Special Meeting and Related Matters".

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under the Stock Option Plan as of December 31, 2021.

Plan Category	Number of Class B Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Class B Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Equity compensation plans approved by security holders	3,224,859	C$2.75	4,865,291
Equity compensation plans not approved by security holders	Nil.	Nil.	Nil.
Total	3,224,859	C$2.75	4,865,291

Notes:

(1) Based on 20% of the 40,450,754 Class B Shares issued and outstanding as of December 31, 2021.

Indebtedness of Directors and Executive Officers

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, (i) is, or has been at any time since the beginning of the Company's most recently completed financial year, indebted to the Company or any of its subsidiaries, or (ii) has indebtedness to another entity that is, or has been at any time since the beginning of the Company's most recently completed financial year, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

C. Board Practices

Our board of directors is responsible for our stewardship and strategic direction. It does not actively manage but rather supervises the management of our business and affairs to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, our directors shall (a) act honestly and in good faith with a view to the best interests of the Company; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Our board of directors currently consists of seven members. The following table sets forth the names of our directors, their current positions with the Company and the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position(s)	Year of Initial Appointment	Term Expiration Year
Anthony Durkacz	Interim CEO and Co-Executive Chairman	June 18, 2018	2022
Zeeshan Saeed	President and Co-Executive Chairman	May 24, 2018(1)	2022
Donal Carroll	COO and Director	May 24, 2018	2022
Nitin Kaushal	Director	May 14, 2021	2022
Lawrence (Larry) Latowsky	Director	May 14, 2021	2022
Fernando Cugliari	Director	May 14, 2021	2022
Adnan Bashir	Director	June 1, 2021	2022

Notes:

(1) Mr. Saeed departed from his position as President and director of the Corporation effective January 25, 2021 but was re-elected as a director of the Corporation on May 14, 2021 and re-appointed as President of the Corporation on July 27, 2021.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company's external auditors, external legal counsel and to the Company's officers.

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date.

Composition and Independence of the Board

The Board is currently comprised of seven directors: Anthony Durkacz, Zeeshan Saeed, Donal Carroll, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari and Adnan Bashir (collectively, the "Current Directors").

The Board has determined that four of the seven Current Directors of the Company, namely Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari and Adnan Bashir, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgment, and are "independent" within the meaning of such term under NI 58-101 and the applicable Nasdaq Rules.

Anthony Durkacz, Zeeshan Saeed and Donal Carroll are not "independent" within the meaning of such term under NI 58-101 and the applicable Nasdaq Rules, as Anthony Durkacz is the interim CEO and Co-Executive Chairman of the Company and a holder, through a corporation he owns and controls, of Class A Shares, Zeeshan Saeed is the President and Co-Executive Chairman of the Corporation and has an interest in Class A Shares held in a trust for his economic benefit, and Donal Carroll is the COO of the Corporation and was the CFO of the Corporation until May 4, 2021.

Board Meetings

Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the Board has adopted the practice of following each meeting with an independent directors' discussion. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the Business Corporations Act (Ontario) and the Board Mandate. The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

The Co-Executive Chairmen of the Board, Anthony Durkacz and Zeeshan Saeed, are non-independent directors. The independent chair of the Audit Committee, Nitin Kaushal, provides leadership for its independent directors. Mr. Durkacz, Mr. Saeed and Mr. Kaushal are responsible for encouraging open and candid discussion among the independent directors, as discussed above, as well as facilitating Board meetings.

Mr. Durkacz, Mr. Saeed and Mr. Kaushal collaborate when setting the agenda of Board meetings and both work with the broader Board to promote good governance and ethics in the decision-making process of the Board.

The attendance record of each of the Current Directors for Board meetings and committee meetings held during the year ended December 31, 2021 is as follows:

Name	Board Meetings Attended/Held(1)	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Anthony Durkacz	9/11	N/A	1/1	N/A
Zeeshan Saeed	7/8	N/A	1/1	1/1
Donal Carroll	7/7	N/A	N/A	N/A
Adnan Bashir	4/5	1/1	N/A	1/1
Fernando Cugliari	7/7	1/1	1/1	N/A
Nitin Kaushal	7/7	1/1	N/A	N/A
Lawrence (Larry) Latowsky	7/7	N/A	N/A	1/1

Notes:

(1) The numbers in this column reflect attendance with respect to board meetings held in the period in 2021 during which such individual was a member of the Board. Mr. Durkacz was on the Board for the entire Fiscal 2021; Mr. Saeed was on the Board from January 1 until January 26, 2021 and from May 14, 2021 until December 31, 2021; and the remaining directors above were on the Board from May 14, 2021 until December 31, 2021.

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic direction of the Company;
  identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communications policy for the Company to facilitate communications with investors and other interested parties; and
  the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation, Nominating and Governance Committee and the Disclosure Committee.

Orientation and Continuing Education

New directors are provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation, Nominating and Governance Committee ensures that new directors receive orientation materials describing the Company’s business and its corporate governance policies and procedures. New directors will have meetings with the Co-Executive Chairmen of the Board and CEO, and with the CFO, and are expected to visit the Company’s principal offices. The Compensation, Nominating and Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. The Code is available on the Company's SEDAR profile accessible at www.sedar.com and the Company's website, https://fsdpharma.com/for-investors/.

The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company's general counsel or human resources.

Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

The Board has adopted a Code of Conduct and Ethics which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

Board Committees

Audit Committee

The Audit Committee is governed by an Audit Committee charter, a copy of which is attached hereto as Exhibit 99.1.

Composition of the Audit Committee

As of the date of this Annual Report, the following are the members of the Audit Committee:

Name	Independent	Financially Literate
Nitin Kaushal (Chair)	Yes	Yes
Fernando Cugliari	Yes	Yes
Adnan Bashir	Yes	Yes

The Audit Committee's functions include, but are not limited to: reviewing the integrity of the Corporation's financial statements, financial disclosures and internal controls over financial reporting; monitoring the Corporation's ongoing compliance with legal and regulatory requirements; selecting the external auditor for Shareholder approval; and reviewing the qualifications, independence and performance of the external auditor. Information concerning the relevant education and experience of the Audit Committee members is set forth below.

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, all members of the Audit Committee have been determined by the Board to be "independent" and "financially literate" as such terms are defined under National Instrument 52-110 - Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements. For more information related to the experience of each of the members of the Audit Committee, see "Item 6.A. Directors and Senior Management".

Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of three directors of the Company: Fernado Cugliari (Chair), Anthony Durkacz and Zeeshan Saeed. Mr. Cugliary is considered to be "independent" within the meaning of such term under applicable law and Nasdaq Rules.

The Compensation, Nominating and Governance Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. The Compensation, Nominating and Governance Committee selects potential directors with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Compensation, Nominating and Governance Committee considers whether each candidate is or would be "independent" and "financially literate" within the meaning of applicable law and the Nasdaq Rules and possesses the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess; (ii) are considered to be necessary for each existing director to possess; and (iii) each new nominee will bring to the boardroom. The Compensation, Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Compensation, Nominating and Governance Committee is also responsible for examining the size of the Board and recommending to the Board a size that facilitates effective decision making, reviewing the overall composition of the Board, taking into consideration factors such as business experience, areas of expertise and competency of each director and evaluating whether the necessary and appropriate committees exist to support the work of the Board.

Compensation

The Compensation, Nominating and Governance Committee is also responsible for determining the compensation for the directors and the executive officers. The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation, Nominating and Governance Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation, Nominating and Governance Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation, Nominating and Governance Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) identifying, recruiting, endorsing, appointing, and orienting new directors; (v) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vi) the Company's human resources and compensation policies and processes.

Governance

The Compensation, Nominating and Governance Committee is also responsible for, among other things: (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making.

Disclosure Committee

The Disclosure Committee is currently comprised of three directors of the Company: Lawrence Latowsky (Chair), Adnan Bashir and Zeeshan Saeed. Mr. Latowsky and Adnan Bashir are considered to be "independent" within the meaning of such term under and applicable law and Nasdaq Rules.

The Disclosure Committee is responsible for, among other things, ensuring that the Company complies with its timely continuous disclosure obligations, overseeing and monitoring compliance with the Company's disclosure policies, guidelines and procedures, promoting effective communication and preserving confidentiality of material information.

Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Board encourages discussion among members as to evaluation of its effectiveness as a whole, of each individual director and each of its committees. The Board does not consider that formal assessments would be useful at this stage of the Company's development. To assist in its review, the Board may conduct informal surveys of its directors. In addition, the Board works closely with management and, accordingly, are in a position to assess individual director's performance on an ongoing basis.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors and, as part of the Board's assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. In light of the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

Policies Regarding the Representation of Women on the Board

The Company does not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Compensation, Nominating and Governance Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Compensation, Nominating and Governance Committee goes through a rigorous process when considering a director nominee, including an evaluation of the skills and experience of the current directors, determining the gaps in skills and experience that exist and finding potential candidates to fill those gaps and round out the skills and experience of the Board as a whole. Diversity (including the representation of women on the Board and in executive officer positions) is a factor considered in determining the optimal composition of the Board. The final recommendation for nomination or appointment to the Board has been based on the best combination of skills and experience for the position, with due regard for the benefits of diversity on the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Annual Report there are no women on the Board (0%).

D. Employees

As of December 31, 2021, we had 10 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by function.

	December 31,
	2021	2020	2019
Function:
Production	-	-	6
Research and development	4	4	-
General and administrative	6	7	11
Total	10	11	17

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see "Item 6.B.-Compensation" and "Item 7.A.-Major Shareholders."

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table provides information with respect to the beneficial ownership of our Class A Shares and Class B Shares as of March 29, 2022:

  each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

  each of our NEOs;

  each of our directors; and

  all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of the date hereof. The percentage ownership information shown in the table is based upon 72 Class A Shares and 38,491,345 Class B Shares outstanding as of March 29, 2022. Each Class A Share is convertible into one Class B Share at the option of the Class A Share holder. The Class A Shares have 276,660 votes per share and the Class B Shares have one vote per share. For further information regarding the voting rights of the Class A Shares and the Class B Shares, see Exhibit 2, "Description of Securities".

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and Warrants held by that person that are immediately exercisable or exercisable within 60 days of the date hereof. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in care of FSD at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9.

For additional information regarding the options reported in the following table, see "Item 6.B. Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End."

	Class A Shares(1)		Class B Shares		Total Voting Power
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent

Five Percent or Greater Holders:
Dr. Raza Bokhari Former Executive Chairman and Director and Former CEO(2)	24	33.3%	1,923,498	5.0%	14.7%
Rehan Saeed(3)	24	33.3%	1,156,425	3.0%	13.3%

Current Directors and Named Executive Officers:
Anthony Durkacz Interim CEO, Co-Executive Chairman and Director(4)	24	33.3%	1,029,166	2.7%	13.1%
Zeeshan Saeed President, Co-Executive Chairman and Director(5)	-	-	1,180,966	3.1%	2.0%
Nathan Coyle CFO(6)	-	-	35,000	0.1%	0.1%
Donal Carroll COO and Director(10)	-	-	797,758	2.1%	1.4%
Dr. Sara May Former President, FV Pharma Inc.(7)	-	-	27,193	0.1%	0.0%
Dr. Edward J. Brennan Former Chief Medical Officer(8)	-	-	112,920	0.3%	0.2%
Adnan Bashir Director(9)	-	-	109,393	0.3%	0.2%
Fernando Cugliari Director(11)	-	-	100,000	0.3%	0.2%

Nitin Kaushal Director(12)	-	-	100,000	0.3%	0.2%
Lawrence (Larry) Latowsky Director(13)	-	-	100,000	0.3%	0.2%
All current directors and executive officers as a group (8 individuals)	24	33.3%	3,452,283	9.0%	17.3%

Notes:

(1) The Class A Shares have 276,660 votes per share.

(2) The reported number of Class A Shares consists of shares held by Mr. Bokhari. The reported number of Class B Shares consists of the following shares held by Mr. Bokhari: (a) 1,923,498 outstanding Class B Shares and (b) 24 Class B Shares issuable upon conversion of Class A Shares.

(3) The reported number of Class A Shares consists of shares held by the Xorax Family Trust ("Xorax"), as to which Mr. Rehan Saeed, the trustee of Xorax, has shared voting and dispositive power (and which such Class A Shares are held for the benefit of Mr. Zeeshan Saeed). The reported number of Class B Shares consists of (a) 38,359 outstanding Class B Shares held by Mr. Rehan Saeed, and (b) the following shares as to which Mr. Rehan Saeed has shared voting and dispositive power: (i) 407,331 outstanding Class B Shares held by Xorax, (ii) 24 Class B Shares issuable upon conversion of Class A Shares held by Xorax, (iii) 610,711 outstanding Class B Shares held by Legacy Family Trust ("Legacy"), of which Mr. Rehan Saeed is the trustee, and (iv) 100,000 Class B Shares issuable upon exercise of outstanding Warrants held by Legacy exercisable within 60 days of the date hereof.

(4) The reported number of Class A Shares consists of shares held by Fortius Research and Trading Corporation ("Fortius"), as to which Mr. Durkacz, who controls Fortius, has shared voting and dispositive power. The reported number of Class B Shares consists of (a) the following shares as to which Mr. Durkacz has sole voting and dispositive power: (i) 223,597 outstanding Class B Shares and (ii) 699,502 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof and (b) the following shares as to which Mr. Durkacz has shared voting and dispositive power: (i) 106,043 outstanding Class B Shares held by Fortius and (ii) 24 Class B Shares issuable upon conversion of Class A Shares held by Fortius. The reported number of Class B Shares does not include (a) 373,671 outstanding Class B Shares held by First Republic, of which Mr. Durkacz is a director, Executive Vice President and majority stockholder or (b) 112,162 Class B Shares issuable upon exercise of outstanding Warrants held by First Republic exercisable within 60 days of the date hereof. Mr. Durkacz does not have or share voting or investment power over the Class B Shares held by First Republic.

(5) The reported number of Class B Shares consists of the following shares as to which Mr. Zeeshan Saeed has sole voting and dispositive power: (a) 381,962 outstanding Class B Shares and (b) 799,004 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

(6) The reported number of Class B Shares consists of 35,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date hereof as to which Mr. Nathan Coyle has sole voting and dispositive power.

(7) The reported number of Class B Shares consists of the following shares as to which Ms. Sara May has sole voting and dispositive power: (a) 14,755 outstanding Class B Shares and (b) 12,438 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

(8) The reported number of Class B Shares consists of 112,920 Class B Shares as to which Mr. Edward Brennan has sole voting and dispositive power.

(9) The reported number of Class B Shares consists of (a) the following shares as to which Mr. Adnan Bashir has sole voting and dispositive power: (i) 9,200 outstanding Class B Shares and (ii) 100,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date hereof and (b) 98 outstanding Class B Shares held by 58 Northwest, a corporation controlled by Mr. Bashir, and (c) 95 outstanding Class B Shares held by TFSA, a corporation controlled by Mr. Bashir.

(10) The reported number of Class B Shares consists of (a) 112,957 outstanding Class B Shares and (b) 684,801 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

(11) The reported number of Class B Shares consists of 100,000 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

(12) The reported number of Class B Shares consists of 100,000 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

(13) The reported number of Class B Shares consists of 100,000 Class B Shares issuable upon exercise of outstanding stock options exercisable within 60 days of the date hereof.

As of March 29, 2022, we estimate that approximately 64.3% of our outstanding Class B Shares were held in the United States by 31 holders of record.  The number of holders of record does not include beneficial owners whose Class B Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2019, we have engaged in the following transactions with our related parties. For this purpose, our related parties include (a) enterprises that directly or indirectly control or are controlled by, or are under common control with, us; (b) our associates; (c) shareholders beneficially owning 10% or more of our voting power and other individuals with significant influence over us, and close members of any such individual’s family; (d) our directors and executive officers, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Our related parties include enterprises owned by directors or major shareholders and enterprises that have a member of key management in common with us. All of the transactions have been reviewed and approved by our board of directors or another independent committee of the board.

Lucid Acquisition

On August 25, 2021, the Corporation entered into the Master Agreement to acquire 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc., an early-stage Canadian-based specialty biotechnology company focused on the development of therapies to treat critical neurodegenerative diseases. 304,880 Class B Shares and all of the Warrants issued as part of the consideration for the Lucid Acquisition were issued to First Republic, a company controlled by Anthony Durkacz, the interim CEO and Executive Co-Chairman of the Corporation, in exchange for securities of Lucid Psycheceuticals Inc. held by First Republic prior to the completion of the Lucid Acquisition. Prior to the acquisition, Mr. Durkacz held an approximately 4.5% indirect ownership interest in Lucid through his ownership interest in First Republic.

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Lucid Acquisition" for further details.

Directors and Officers Liability Insurance

We maintain directors' and officers' liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of 3,000,000, and includes specific exclusions described in the policy.

D&O Indemnification Agreements

See “Item 6.B Compensation – Indemnification” for details.

Transactions with Former CEO

Prior to FSD's termination of its former CEO, Dr. Raza Bokhari, Parkway Clinical Laboratories ("PCL"), a company wholly owned by Dr. Bokhari, provided certain services to FSD. FSD paid expenses of $262,834 (2020 - $1,445,043 and 2019 - $567,468) to PCL for the year ended December 31, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories. FSD is currently involved in active legal proceedings with PCL. See “Item 8.A. Financial information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

As well, as at December 31, 2020, the former CEO had repaid a related party loan of $355,778 for withholding taxes paid by FSD on behalf of the former CEO in relation to the Class B Shares issue during the year ended December 31, 2020.

Requisitioning the Annual and Special Meeting

The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the Annual and Special Meeting. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History  - Matters Addressed at Annual and Special Meeting and Related Matters" and "Item 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings - Requisitioning Shareholder".

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Distribution Policy

We have not paid any dividends on our outstanding Class B Shares, and we have no current intention to declare dividends on our Class B Shares in the foreseeable future. Any decision to pay dividends on our Class B Shares in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that our board of directors may deem relevant.

Legal Proceedings

The Corporation is engaged in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on the Corporation and its financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Corporation is party, nor, to Corporation's knowledge, are there any such proceedings or actions contemplated.

Class Action

On February 22, 2019, a Shareholder commenced a proposed class action proceeding against the Corporation by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Corporation made statements containing misrepresentations related to the build-out of the Corporation's Facility.

On October 26, 2020, the Corporation entered into the Settlement Agreement with respect to the above class action in the amount of C$5,500,000 paid by the Corporation.

On February 4, 2021, the Settlement Agreement was approved by the Ontario Superior Court of Justice. In entering into the Settlement Agreement, the Corporation made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Corporation, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Settlement of Class Action Proceeding."

Former Employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual (the "Claimant") retained legal counsel in or around February 15, 2019, demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) payment for breach of contract.

On July 29, 2020, a judgment was issued by a tribunal ordering the Corporation to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Corporation filed an application for reconsideration for that decision which was refused by the tribunal on October 24, 2020.

On August 25, 2020, the Claimant filed a separate cost order against the Corporation. On March 9, 2021, the Corporation received a Case Management Order with respect to the claim against the Corporation before a British Employment Tribunal. The Case Management Order stipulated that the Tribunal would proceed to hear the claim for costs. The Claimant has also asserted that he has a breach of notice claim against the Corporation that Claimant values at £400,000. To date, the Claimant has not brought such a claim. On May 6, 2021, a judge granted a cost order in the sum of £10,287.

In July 2021, the Corporation settled the claim for $228,373 (£165,000). The settlement provides for a full and final release of the Corporation, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued.

Requisitioning Shareholders

On January 4, 2021, Requisitioning Shareholders requisitioned a meeting of shareholders pursuant to section 105 of the OBCA. Pursuant to that section, the current Board was required to call a meeting within twenty-one days, unless an exclusion applied. At its meeting on January 21, 2021, the Board called an annual meeting of shareholders for June 29, 2021. This meeting was announced by a press release issued on January 22, 2021.

On February 4, 2021, the Requisitioning Shareholders commenced an application to the Commercial List of the Superior Court of Justice (the "Superior Court") for a declaration that they were entitled to call a meeting for March 31, 2021, or in the alternative for an order that a meeting be held on that date.

The Requisitioning Shareholders subsequently amended their application to include a request for: (i) an order prohibiting any current director (other than the Requisitioning Shareholders) from chairing the Annual and Special Meeting and, if necessary, appointing an independent chair to conduct the meeting of shareholders, (ii) an order setting the record date for the meeting as January 29, 2021, and (iii) an order that none of the current directors (other than themselves) or any of their affiliates may vote any shares issued to them since January 4, 2021.

The application was heard by the Superior Court on March 4, 2021. A decision was rendered on March 5, 2021. Subsequently, the Divisional Court dismissed the Corporation's appeal of the Commercial List's judgment on May 3, 2021.

The Superior Court ordered that the Corporation hold the requisitioned meeting, together with an annual meeting of shareholders, on May 14, 2021. Respecting the conduct of the meeting, the court ordered that the parties agree on an independent chair to conduct the meeting. The Superior Court also ordered that the CEO and the Board, other than Mr. Durkacz, be restrained from voting at the meeting any shares issued to them since January 4, 2021. Apart from that, no restrictions were placed on the voting of any shares of the Corporation, including any other shares issued after January 4, 2021. Nor did the Superior Court make any order respecting the record date.

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Superior Court against the Corporation and the Board, claiming that the business and affairs of the Corporation were being carried out in a manner that was oppressive (the "Oppression Action"). The claim, among other things, sought to restrain the Corporation from issuing any new shares in the capital of the Corporation or cash compensation prior to the Annual and Special Meeting, and a claim of C$68 million, payable to the Corporation for harm caused to it and its shareholders. On April 9, 2021, the Requisitioning Shareholders obtained an order in the Oppression Action restraining the Corporation and the Board from entering into or closing a share purchase agreement to acquire a periodontal company named Periovance Inc. The Oppression Act has been dormant since the proxy contest concluded but has not yet been formally dismissed.

On March 30, 2021, the Corporation commenced an application before the Superior Court alleging that the proxy circulars issued by the Requisitioning Shareholders were misleading and deficient. The Superior Court dismissed the Corporation's application in its entirety on May 10, 2021.

In April 2021, Mr. Durkacz brought a motion before the Superior Court seeking various relief in relation to the conduct of the Annual and Special Meeting, including an order appointing Carol Hansell as independent chair of the meeting. On May 10, 2021, the Superior Court granted certain of the relief sought, including the requested order concerning Ms. Hansell's appointment.

At the Annual and Special Meeting on May 14, 2021, the previous Board was relieved of their duties and a new Board was elected and the action brought forth against the Corporation by the Requisitioning Shareholders was discontinued.

Parkway Clinical Laboratories

PCL, a company wholly owned by the Corporation's former CEO, Dr. Raza Bokhari, filed an action in the Bucks County Court of Common Pleas in Pennsylvania on July 8, 2021, against the Corporation. PCL has advanced two claims: (1) breach of contract in which PCL alleges that the Corporation failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Corporation received the benefit of the same services referenced in the breach of contract claim without paying for them.

On August 24, 2021, the Corporation removed the case to the Eastern District of Pennsylvania.

On September 13, 2021, the Corporation filed an Answer to the Complaint.

Following a conference on October 20, 2021, the Court entered a scheduling order, and the case is now in the discovery phase. Discovery is scheduled to end in April 2022, with a trial scheduled for June 27, 2022.  The Corporation is vigorously defending the action.

Dr. Raza Bokhari

On July 15, 2021, the Corporation’s former CEO, Dr. Raza Bokhari, filed a notice of arbitration and is seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration. Dr. Bokhari was placed on administrative leave from his role as the Corporation’s CEO following the Corporation’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by the Special Committee using independent legal counsel. Upon the recommendation of the Special Committee, Dr. Bokhari’s employment was terminated for cause by the Corporation’s board of directors on July 27, 2021. The arbitration hearing commenced in March 2022 and has proceeded through the production and oral examination stages. The Corporation disputes the allegations and is vigorously defending against the claim. It has counterclaimed against Dr. Bokhari for losses sustained as a result of Dr. Bokhari’s alleged breaches of his duties to the Corporation.

Bokhari v. FSD Pharma Inc. Et al. ; E.D. Pa. No. 2 :21-cv-03136

This action was filed in the Montgomery County Court of Common Pleas in Pennsylvania on July 2, 2021, by Dr. Raza Bokhari against the Corporation, FSD BioSciences, Anthony Durkacz, and Zeeshan Saeed (the "Defendants"). The Corporation removed the action to the United States District Court for the Eastern District of Pennsylvania on July 14, 2021. In this action, Dr. Bokhari alleges that he had received shares of stock in FSD Pharma pursuant to the terms of an employment contract, and that FSD Pharma thereafter contacted his broker in a purportedly improper effort to claw back those shares after they were issued.

On October 1, 2021, the Defendants filed a motion seeking to have the case dismissed in its entirety or, alternatively, stayed pending the outcome of a separate proceeding in Ontario that relates to Dr. Bokhari's shares of stock in the Corporation.

On December 2, 2021, the Court granted the motion and ordered the parties to present the dispute for binding arbitration in Ontario. The Court then placed the case in civil suspense pending resolution of the arbitration and ordered the parties to notify the Court within seven days of any final award in any arbitration proceeding. This means that no further activity will occur in this case unless and until any such arbitration concludes.

Restraining Order / Share Cancellation Application

On January 21, 2021 and February 10, 2021, the Board authorized the issuance of an aggregate of 1,349,765 Class B Shares as share-based awards to certain directors and officers of the Corporation, including Dr. Raza Bokhari. Upon determining that 1,198,146 of these Class B Shares (the "Contested Shares") had been inappropriately issued contrary to applicable laws, the Board resolved to cancel the Contested Shares on June 1, 2021 and, later that summer, the Corporation directed Computershare to cancel and return to treasury the Contested Shares.

On July 2, 2021, Dr. Bokhari, filed an action against the Corporation (the "Complaint") seeking to prevent the Corporation from cancelling shares of the Corporation issued in February 2021, to Dr. Bokhari.

Dr. Bokhari alleges that he had received shares of stock in FSD Pharma pursuant to the terms of an employment contract, and that the Corporation thereafter contacted his broker in a purportedly improper effort to cancel those shares after they were issued. Dr. Bokhari advanced two claims in his Complaint: (a) claiming tortious interference with contractual relations, in which Dr. Bokhari alleges that the Corporation interfered with the contract between him and his broker by demanding the return of the shares; and (b) conversion, in which Dr. Bokhari alleges that he is entitled to the shares at issue and will be harmed by the Corporation's demand for their return. The damages sought by Dr. Bokhari were not stated in the Complaint.

Dr. Bokhari filed a Motion for Temporary Restraining order and Preliminary Injunction, in which he sought to prevent the defendants from interfering with his access to and use of the disputed shares. This motion was heard in Court and denied in its entirety on July 26, 2021.

On July 21, 2021, the Corporation commenced a legal proceeding against Dr. Bokhari, former members of the Board including James Datin, Robert Ciaruffoli, Stephen Buyer and Gerald Goldberg, as well as Dr. Bokhari's brokerages, Haywood Securities Inc., Haywood Securities (US) Inc., and the Corporation's transfer agent, Computershare. The Corporation made the application before the Superior Court that the Contested Shares were issued contrary to section 23(2) of the OBCA and validly cancelled by resolution of the Board passed on June 1, 2021.

The Corporation was able to reach an agreement with all of the former directors other than Dr. Bokhari under which they did not oppose FSD's application and agreed to be bound by the decision in the application, and the Corporation agreed not to seek costs against them. Neither the Corporation's transfer agent nor any of Dr. Bokhari's brokerages took any position on the application.

The application hearing proceeded before Justice Koehnen on December 20, 2021. On March 8, 2022, Justice Koehnen issued a mixed decision in the application, permitting the Contested Share grant to Dr. Bokhari until the date of his termination but cancelling 504,888 Contested Shares relating to services that were to be provided after the date of termination - (the “Invalid Shares”). On FSD’s direction, Computershare cancelled the Invalid Shares on March 29, 2022. As of the date hereof, the appeal period for this matter has not expired. Furthermore, as part of the arbitration proceedings referred to above under “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Dr. Raza Bokhari”, FSD is seeking the return of those Contested Shares that were not cancelled as part of Justice Koehnen’s decision.

Derivative Complaint

On July 20, 2021, a Shareholder filed a claim in the Delaware Chancery Court against the Corporation and its directors and officers seeking to remedy harm they believe the directors and officers of the Corporation have caused by their actions. The Shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed.

On September 13, 2021, the Corporation filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022.

FSD BioSciences Employees

During the three months ended June 30, 2021, two former FSD BioSciences employees resigned from their positions ("former employees") and the Corporation accepted their resignations. Subsequent to their resignations the former employees filed a joint claim filed in the Bucks County Court of Common Pleas in Pennsylvania on July 9, 2021 seeking relief and support for (i) severance and bonuses in the amount of $600,000; undetermined amounts for (ii) detrimental reliance, (iii) unjust enrichment, (iv) fraud, (v) promissory estoppel and (vi) Pennsylvania wage payment and collection law.

On August 24, 2021, the Corporation and FSD BioSciences removed the case to the Eastern District of Pennsylvania.

On September 17, 2021, the Corporation filed a motion to dismiss the claim in its entirety.

On December 13, 2021, the Court granted FSD's motion and dismissed the case as to all of the former employees' claims. As to one of the former employees, the Court ruled that he may bring his claims in Ontario, and if an Ontario court finds that the venue provision in his employment agreement was modified to allow him to bring claims in Pennsylvania, he could try and revive this case in the Pennsylvania federal court; as to the other former employee, the Court dismissed her claims with prejudice, meaning she cannot re-file them anywhere.

Indemnity Application

Dr. Raza Bokhari has commenced an application in the Superior Court seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he has commenced against the Corporation or in which he has been named as a party by the Corporation. The Corporation denies the validity of the underlying indemnification agreement and is opposing the application, which is scheduled to be heard in May 2022.

CRO Dispute

The Company is involved in arbitration proceedings with a CRO regarding amounts claimed to be owed to the CRO by the Company. The CRO is claiming it is owed amounts outstanding for work on clinical trials in the United States. The Company is disputing the amounts claimed to be owed. Pleadings have been exchanged and the arbitration panel is in the final stages of being selected.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Class B Shares commenced trading on the CSE on May 29, 2018 under the symbol "HUGE". Prior to the CSE listing, there was no public trading in any securities of the Corporation. The Class B Shares commenced trading on the Nasdaq in the United States on January 9, 2020 under the symbol "HUGE".

B. Plan of Distribution

Not applicable.

C. Markets

The Class B Shares commenced trading on the CSE on May 29, 2018 under the symbol "HUGE". Prior to the CSE listing, there was no public trading in any securities of the Corporation. The Class B Shares commenced trading on the Nasdaq in the United States on January 9, 2020 under the symbol "HUGE".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 2.1 to this Annual Report on Form 20-F for a summary of certain material provisions of our articles of incorporation, as amended; bylaws, as amended; and certain related sections of the Canada Business Corporations Act. See Exhibit 1.1 to this Annual Report on Form 20-F for our articles of incorporation, as amended, and Exhibit 1.2 for our bylaws, as amended.

C. Material Contracts.

Except as set forth below, the material terms of our material contracts are described elsewhere in this Annual Report. Below is a list of our material contracts, together with references to the relevant sections of this Annual Report where the material terms of such contracts are described.

The summaries provided below and elsewhere in this Annual Report are not meant to be exhaustive and are qualified in their entirety by the full text of the relevant agreements, copies of which are filed as exhibits to this Annual Report.

Coattail Agreement

In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, publicly-traded Ontario corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

See Exhibit 2.1, "Description of Securities," for details.

Epitech License Agreement and Prismic Assignment Agreement

See "Item 4.A. History and Development of the Company - General Development of the Business - Three Year History - Epitech License Agreement and Prismic Assignment Agreement" for details.

UHN License Agreement

See "Item 4.A. History and Development of the Company - General Development of the Business - Three Year History - UHN License Agreement" for details.

2021 Equity Distribution Agreement

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Capital Markets Transactions" for details on the 2021 Equity Distribution Agreement. In addition, compensation for the Sales Agent was agreed to be 3.5% of gross offering proceeds of a certain number of Class B Shares sold through the Sales Agent, as sales agent for the Company.

Master Agreement

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition" for details.

Lucid Amalgamation Agreement

The Lucid Amalgamation Agreement is the amalgamation agreement dated September 20, 2021, entered into among the Corporation, Lucid Psycheceuticals Inc. and a wholly owned subsidiary of the Corporation ("Subco") in connection with the Lucid Acquisition. Pursuant to the Lucid Amalgamation Agreement, Lucid Psycheceuticals Inc. and Subco agreed to amalgamate into Lucid. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition" for additional details.

Covar Agreement

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History -Covar Agreement" for details.

Cobourg Sale Agreement

See "Item 4.A. History and Development of the Company-Corporate Structure-Intercorporate Relationships- History of FV Pharma" for details.

D. Exchange Controls

The Corporation was formed under and subject to the laws of the Province of Ontario, Canada. Subject to the next paragraph and the disclosure under "Exhibit 2.1-Description of Securities-Competition Act" and "Exhibit 2.1-Description of Securities-Investment Canada Act" below, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends or interest or other amounts to a non-resident holder of Class B Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote Class B Shares of the Corporation. However, the Competition Act (Canada) and the Investment Canada Act (Canada) have rules regarding certain acquisitions of shares by certain persons, including non-residents, along with other requirements under that legislation.

See "Item 10.E.-Taxation" for additional information regarding the material U.S. and Canadian federal income tax consequences relating to the ownership and disposition of our Class B Shares by U.S. Holders (as defined therein).

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Class B Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our Class B Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, broker-dealers, traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, governments or agencies or instrumentalities thereof, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our Class B Shares as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated or similar transaction, persons that have a "functional currency" other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the total combined voting power or value of our equity interests, persons that acquired Class B Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships (and other entities or arrangements classified as partnerships or as other pass-through entities for U.S. federal income tax purposes) and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of our Class B Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has validly elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class B Shares, the U.S. federal income tax consequences relating to an investment in our Class B Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Class B Shares. Persons considering an investment in our Class B Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class B Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) 75% or more of its gross income is passive income, or (2) on average 50% or more of its assets, determined on a quarterly basis, are assets that produce, or are held for the production of, passive income. Passive income for this purpose generally includes, among other things and subject to various exceptions, dividends, interest, royalties, rents, and gains from the disposition of assets that produce passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we were a PFIC for the year ended December 31, 2021. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we will be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year.  Our determination of whether we are a PFIC in respect of any particular year is based on an interpretation of complex provisions of the law, in respect of which the Internal Revenue Service has not issued significant guidance.  Because the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that our conclusions regarding our status as a PFIC for any tax year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class B Shares, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for our Class B Shares, and (2) any gain recognized on a sale, exchange or other disposition, including certain pledges, of our Class B Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for our Class B Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class B Shares, we must generally continue to be treated as a PFIC by that U.S. Holder for all succeeding years during which the U.S. Holder holds our Class B Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to our Class B Shares. If the election is made, the U.S. Holder will be deemed to sell our Class B Shares that it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's Class B Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class B Shares and we have a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class B Shares if such U.S. Holder makes a valid "mark-to-market" election for our Class B Shares. A mark-to-market election is available to a U.S. Holder only for "marketable stock". Our Class B Shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. No assurance can be given that our Class B Shares will be traded in sufficient frequency and quantity to be considered "marketable stock." A valid mark-to-market election cannot be revoked without the consent of the IRS unless our Class B Shares cease to be marketable stock.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class B Shares held at the end of such taxable year over the adjusted tax basis of such Class B Shares. The U.S. Holder generally would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of our Class B Shares held at the end of such taxable year over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in our Class B Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Gain from a sale, exchange or other disposition of the U.S. Holder's Class B Shares generally would be treated as ordinary income, and loss from such a sale, exchange or other disposition generally would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder's mark-to-market election for our Class B Shares.

As an alternative, if the Company is a PFIC, a U.S. Holder also may avoid the excess distribution rules described above in respect of our Class B Shares by electing to treat the Company (generally, for the first taxable year in which the Company is a PFIC in respect of the U.S. Holder's Class B Shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a qualified electing fund (or a QEF). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company's (and such lower-tier PFIC's) net capital gains and, as ordinary income, its pro rata share of the Company's (and such lower-tier PFIC's) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company has not determined whether it will provide U.S. Holders with this information.

Each U.S. taxpayer that is an investor in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income taxation.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Class B Shares, the consequences to them of an investment in a PFIC, any elections available with respect to an investment in shares of a PFIC and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the shares of a PFIC.

Distributions

Subject to the PFIC rules discussed above, the gross amount of any distribution of cash or property (other than certain pro rata distributions of Class B Shares) paid by the Company will generally be subject to U.S. federal income tax as dividend income to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value (determined in U.S. dollars) of such property on the date of the distribution.

To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's Class B Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Class B Shares). To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's Class B Shares, the remainder will be taxed as capital gain recognized on a sale or exchange (as discussed below in "Sale, Exchange or Other Disposition of Our Class B Shares"). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Subject to certain limitations, Canadian tax withheld with respect to distributions made on our Class B Shares may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes.  The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under the U.S. Holder's particular circumstances. Dividends paid by the Company will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

So long as the Company is a "qualified foreign corporation", dividends paid by the Company will be "qualified dividend income" if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the taxable year of the dividend or the immediately preceding taxable year) are met.  Qualified dividend income of certain non-corporate U.S. Holders is subject to at a reduced maximum U.S. federal income tax rate.  Each U.S. Holder is advised to consult its tax advisors regarding the availability of the preferential tax rate on dividends with regard to such U.S. Holder's particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our Class B Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Income Tax Convention between the United States and Canada (or the U.S.-Canada Treaty), although there can be no assurance in this regard. Furthermore, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the PFIC rules discussed above, if the U.S.-Canada Treaty is applicable, such dividends will generally be "qualified dividend income" in the hands of certain non-corporate U.S. Holders, provided that certain conditions are met, including holding period requirements and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Our Class B Shares

Subject to the discussion above under "Passive Foreign Investment Company Rules", a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a taxable sale, exchange or other disposition of our Class B Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the disposition and such U.S. Holder's adjusted tax basis in our Class B Shares. A U.S. Holder's adjusted tax basis in our Class B Shares will generally be the U.S. Holder's U.S. dollar cost for such Class B Shares.  Capital gain or loss generally will be long-term capital gain or loss if, on the date of disposition, our Class B Shares were held by the U.S. Holder for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains are subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from a taxable sale, exchange or other disposition of our Class B Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class B Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Class B Shares.

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of our Class B Shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elects), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class B Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) and, in the case of a U.S. Holder claiming significant losses, Form 8886 (Reportable Transaction Disclosure Statement). As described above under "Passive Foreign Investment Company Consequences", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Company equity interests may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting. Dividends on and proceeds from the sale or other disposition of our Class B Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder (1) fails to provide an accurate U.S. taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders are urged to consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a Shareholder who is a beneficial owner of our Class B Shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act"), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm's length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, Class B Shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the Class B Shares, a "derivative forward agreement", as that term is defined in the Canadian Tax Act and (6) holds the Class B Shares as capital property (a "Non-Canadian Holder"). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank", as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the "Canada-U.S. Tax Treaty"), publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the Class B Shares must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited on the Class B Shares or deemed to be paid or credited on the Class B Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Class B Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to the full benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder's account. Non-Canadian Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Class B Share, unless the Class B Share is "taxable Canadian property" to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the Class B Shares will not constitute "taxable Canadian property" to a Non-Canadian Holder at a particular time provided that the Class B Shares are listed at that time on a "designated stock exchange" (as defined in the Canadian Tax Act), which currently includes the CSE and the Nasdaq, unless at any particular time during the 60-month period that ends at that time:

  at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm's length for purposes of the Canadian Tax Act, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and more than 50% of the fair market value of the Class B Shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as that term is defined in the Canadian Tax Act), (iii) "timber resource properties" (as that term is defined in the Canadian Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, a property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be "taxable Canadian property." Non-Canadian Holders whose Class B Shares are, or may constitute, "taxable Canadian property" should consult their own tax advisors.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.fsdpharma.com. We intend to post our Annual Report on Form 20-F on our website promptly following its filing with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

This Annual Report, copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete, and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.-D.

Not applicable.

E. Use of Proceeds

On February 8, 2020, we filed a shelf registration statement on Form F-10, SEC File No. 333- 236780 (as amended, the "Registration Statement") with respect to the offering of up to an aggregate of C$100.0 million (US$75,300,000) of Class B Shares, subscription receipts, warrants, debt securities and units. The Registration Statement became effective on June 17, 2020.

Following the effectiveness of the Registration Statement, we commenced an offering of Class B Shares and Warrants (the "July 2020 Offering"). A.G.P./Alliance Global Partners served as the placement agent for the July 2020 Offering. On August 6, 2020, we sold pursuant to the Registration Statement an aggregate of 2,762,430 Class B Shares and Warrants to purchase an additional 1,381,215 Class B Shares (at an exercise price of at a price of US$4.26 per share) for aggregate proceeds to the Corporation of approximately US$10.0 million (before deducting placement agent fees and offering expenses). The aggregate proceeds of the July 2020 Offering, net of aggregate placement agent fees of US$700,000 and other legal, accounting and other offering expenses of US$213,349 (inclusive of placement agent expense allowances of up to $125,000), were US$9,086,648. None of these fees or expenses was paid to any of our directors or officers or their associates, or any 10% stockholder or any affiliate of ours. We also granted the placement agent an option to arrange for purchases of up to an additional US$10.0 million of Class B Shares and Warrants on the terms above for a period of 30 days following the closing of the July 2020 Offering. The July 2020 Offering terminated upon the expiration of such option.

We applied the net proceeds of the offering to advance our research and development program for the commercialization of ultramicronized-PEA, being the submission of the IND application to the FDA for the FSD-201 COVID-19 trials and the initiation of the associated Phase 2(a) clinical trials, as well as for working capital and general corporate purposes. None of the net proceeds was paid to any of our directors or officers or their associates, or any 10% stockholder or any affiliate of ours.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021, the end of the period covered by this annual report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2021.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 and concluded that it was effective.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our CEO and CFO, our management has evaluated changes in our internal control over financial reporting that occurred during the period covered by this Annual Report. Based on that evaluation, our CEO and CFO did not identify any change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Nitin Kaushal, the Chair of the Audit Committee of our Board of Directors, is an "audit committee financial expert" as defined by SEC rules and has the requisite financial sophistication under the listing standards of the Nasdaq Stock Market. Mr. Kaushal meets the standards of independence applicable to audit committees under Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Ethics.

We have adopted a Code of Conduct and Ethics, or the Code of Conduct, that is applicable to all of our directors, executive officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. A copy of the Code of Conduct is available on our website at www.fsdpharma.com.

During 2021, no provision of the Code of Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller was amended (other than technical, administrative or other non-substantive amendments), nor did we grant any waiver (including an implicit waiver) of any provision of the Code of Conduct to any such officer.

We intend to disclose any amendments to the Code of Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller (other than technical, administrative or other non-substantive amendments) and any waiver of the Code of Conduct for any such officer on our website within five business days following the date of the amendment or waiver. We expect to maintain any such disclosure on our website for a period of at least twelve months from the date of posting.

Item 16C. Principal Accountant Fees and Services.

MNP served as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. The following table provides a summary of the fees for professional services rendered by MNP for the years ended December 31, 2021 and 2020.

Auditors' Fees

The following table sets forth the fees billed by the Corporation's auditor during the years ended December 31, 2021 and December 31, 2020:

Fee	For the year ended December 31, 2020	For the year ended December 31, 2021
Audit Fees(1)	C$446,416	C$485,805
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	C$18,800	C$46,400
All Other Fees(4)	Nil	Nil
Total	C$465,216	C$532,205

___________

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

Pre-Approval Policies and Procedures

Our Audit Committee approves each engagement for audit or non-audit services before we engage our independent registered public accounting firm to provide those services.

Our Audit Committee has not established any pre-approval policies or procedures that would allow our management to engage our independent registered public accounting firm to provide any specified services with only an obligation to notify the Audit Committee of the engagement for those services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Corporation did not repurchase any Class B Shares during 2021. The Corporation did not have any repurchase program with respect to the Class B Shares that expired during 2021.

On December 21, 2021, the Board authorized the repurchase by the Corporation of up to 2,000,000 Class B Shares, being approximately 5% of the Corporation's issued and outstanding Class B Shares as of that date, from time to time over 12 months. The share repurchase program, which was announced on December 30, 2021, commenced on January 4, 2022 and will terminate on December 30, 2022, unless terminated earlier by the Corporation. The actual number of Class B Shares purchased, timing of purchases and purchase price will depend on market conditions. The Corporation will purchase the Class B Shares through the facilities of the CSE at the prevailing market price on the CSE at the time of purchase, subject to limitations imposed by applicable securities laws. All Class B Shares purchased by the Corporation will be cancelled.

Item 16F. Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Corporation is a foreign private issuer and its Class B Shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Corporation must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq's corporate governance requirements. Set forth below is a brief summary of such differences:

Shareholder Approval Requirements

Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer's outstanding shares of common stock prior to the transaction for less than the greater of book or market value of the stock. The Corporation does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Corporation complies with Ontario corporate and securities laws, which do not require shareholder approval for dilutive events unless the Corporation were to dispose of all or substantially all of its undertaking. In addition, the Corporation follows the CSE policies which require shareholder approval on the occurrence of a "fundamental change," defined by the policies of the CSE to be a "major acquisition" (whereby for the next 12-month period at least 50% of the issuer's assets will be comprised of, or anticipated revenues are expected to be derived from, the assets, properties, businesses or other interests that are the subject of the major acquisition) accompanied or preceded by a "change of control."  In such context, a "change of control" would include the distribution of a number of equity securities of the issuer equal to or greater than 100% of the number outstanding prior to the transaction, as well as a substantial change of management or the board of directors of the issuer.

In addition, Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. We do not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, we comply with Ontario corporate and securities laws, which do not require shareholder approval of equity compensation plans. In addition, the Corporation intends to follow the CSE policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed to persons performing investor relations services to 1% of the issued and outstanding amount of listed securities in a 12-month period, and further limit the number of equity compensation securities that can be distributed to a director, officer or a related entity of the issuer, or an associate thereof (each a "related person"), on a fully diluted basis to not exceed 5% of the outstanding securities of the issuer, or collectively to related persons exceeds 10% of the outstanding securities of the issuer.

Quorum Requirement

Nasdaq Marketplace Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33-1/3% of the outstanding shares of the Corporation's common voting stock. The Corporation does not presently follow this Nasdaq Marketplace Rule. Instead, the Corporation complies with Ontario corporate and securities laws and its by-laws which do not require a quorum of no less than 33-1/3% of the outstanding shares of the Corporation's common voting stock and provides that the quorum for the transaction of business at a meeting of shareholders is at least two voting persons holding or representing, in the aggregate, not less than 10% of the issued and outstanding shares of the applicable class.

Independent Director Oversight of Executive Compensation and Board Nominations

Nasdaq’s Marketplace Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the board or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company is not required to comply with Nasdaq Marketplace Rules 5605(d) or 5605(e). Instead, and in accordance with the Nasdaq exemption, the Corporation complies with the applicable CSE rules and applicable Canadian corporate and securities regulatory requirements.

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-44 appearing at the end of this Annual Report on Form 20-F following the signature page.

Item 19. Exhibits.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Articles of Amalgamation of FSD Pharma Inc. dated November 1, 1998, as amended through February 3, 2020.
1.2	Amended and Restated By-Law Number 1.	6-K	001-39152	99.1	May 5, 2021
2.1*	Description of Securities
2.2	Coattail Agreement, dated May 24, 2018, by and among FSD Pharma Inc., Computershare Trust Company of Canada, and each of the individuals listed on Schedule A thereto.	40-F	001-39152	99.18	December 6, 2019
4.1	Equity Distribution Agreement, dated February 11, 2021, by and between FSD Pharma Inc. and A.G.P. Alliance Global Partners.	6-K	001-39152	99.1	February 11, 2021
4.2*#	Securities Exchange Agreement, dated April 22, 2019, by and between FSD Pharma Inc. and Prismic Pharmaceuticals, Inc.
4.3*	Amended and Restated License Agreement, dated January 8, 2020, between FSD Pharma Inc. and Epitech Group SPA.	6-K	001-38152	99.1	March 18, 2020

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
4.4*	Amendment to the License Agreement, dated July 9, 2020, by and between FSD Pharma Inc. and Epitech Group SPA.
4.5*#	AssignmentAgreement, dated June 28, 2019, by and between FSD Pharma Inc. and Prismic Pharmaceuticals, Inc.
4.6*#	Proposal Agreement, dated October 1, 2021, by and between FSD Pharma Inc. and Covar Pharmaceuticals Inc.
4.7	Master Agreement, dated August 25, 2021, by and among FSD Pharma Inc., 2861435 Ontario Inc. and Lucid Psycheceuticals Inc.	6-K	001-39152	99.1	September 21, 2021
4.8	Amalgamation Agreement, dated September 20, 2021, by and among FSD Pharma Inc., 2861435 Ontario Inc. and Lucid Psycheceuticals Inc.	6-K	001-39152	99.2	September 21, 2021
4.9*#	License Agreement, dated May 19, 2021, by and between Lucid Psycheceuticals Inc. and the University Health Network.
4.10*	Sublease Agreement, dated December 14, 2021, by and between American BioInnovations, LLC and FSD Pharma Inc.
4.11*	Sublease Agreement, dated November 9, 2021, by and between LG Electronics Canada Inc. and FSD Pharma Inc.
4.12*#	Dealer Agreement, dated January 6, 2022, by and between Haywood Securities Inc. and FSD Pharma Inc.
4.13†	Stock Option Plan, dated for reference February 9, 2018.	40-F	001-39152	99.9	December 6, 2019
4.14*†	Form of 2022 Indemnification Agreement, by and among FSD Pharma Inc., and certain of its Directors and Officers.
4.15* †	Employment Agreement, dated July 26, 2021, by and between FSD Pharma Inc. and Anthony Durkacz.

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
4.16* †	Employment Agreement, dated July 26, 2021, by and between FSD Pharma Inc. and Zeeshan Saeed.
4.17* †	Employment Agreement, dated August 29, 2021, by and between FSD Pharma Inc. and Donal Carroll.
8.1*	List of subsidiaries of the Registrant.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for three months ended and fiscal years ended December 31, 2021 and 2020
99.1*	Audit Committee Charter
101*	Interactive Data File.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

______________

* Filed herewith.

** Furnished herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

# Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to the Corporation if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FSD Pharma Inc.

By: /s/ Anthony Durkacz

Name: Anthony Durkacz

Title: Interim Chief Executive Officer

(Principal Executive Officer)

Date: March 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of FSD Pharma Inc. (the "Company") as of December 31, 2021 and 2020 and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

      /s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
March 30, 2022	Licensed Public Accountants

We have served as the Company's auditor since 2019

Consolidated financial statements

For the years ended December 31, 2021, 2020, and 2019

(expressed in United States dollars, except per share amounts)

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[expressed in United States dollar]

As at		December 31,	December 31,
		2021	2020
	Notes	$	$

ASSETS
Current assets
Cash		35,259,645	17,524,822
Other receivables	7	500,964	161,342
Prepaid expenses and deposits	8	1,366,421	569,401
Investments	9	158,036	-
		37,285,066	18,255,565
Assets held for sale	6	8,647,779	8,610,504
		45,932,845	26,866,069

Non-current assets
Investments	9	660,226	1,676,745
Right-of-use asset, net	10	168,307	-
Intangible assets, net	5 & 11	16,201,739	13,424,391
		62,963,117	41,967,205

LIABILITIES
Current liabilities
Trade and other payables	12	7,510,771	3,700,103
Lease obligations	14	124,311	46,842
Warrants liability	15	765,403	1,447,910
Notes payable	13	300,549	384,647
		8,701,034	5,579,502
Non-current liabilities
Lease obligations	14	131,045	79,120
		8,832,079	5,658,622

SHAREHOLDERS' EQUITY
Class A share capital	16	151,588	151,588
Class B share capital	16	152,173,089	103,056,538
Warrants	16	5,137,417	4,968,958
Contributed surplus	17	22,583,649	18,792,590
Foreign exchange translation reserve		239,612	207,797
Accumulated deficit		(126,154,317)	(90,868,888)
		54,131,038	36,308,583
		62,963,117	41,967,205

Commitments and contingencies	21
Subsequent events	26

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[expressed in United States dollar, except number of shares]
For the years ended December 31,		2021	2020	2019
	Notes	$	$	$
Expenses
General and administrative	19	15,926,103	10,058,083	8,407,427
External research and development fees		6,328,104	7,832,847	-
Share-based payments	17	7,443,930	8,052,011	12,082,930
Depreciation and amortization	10 & 11	4,045,523	3,900,458	1,943,048
Legal provision		-	757,829	-
Impairment of right-of-use asset	10	-	89,860	50,888
Total operating expenses		33,743,660	30,691,088	22,484,293

Loss from continuing operations		(33,743,660)	(30,691,088)	(22,484,293)

Other income		(1,292)	(3,691)	(40,454)
Finance expense		69,404	235,581	155,316
Loss (gain) on settlement of financial liability		(49,792)	(680,164)	18,665
Loss (gain) on change in fair value of warrants and derivative liability	9 & 15	(682,507)	(2,561,456)	2,684,436
Loss (gain) on changes in fair value of investments	9	858,483	770,874	8,778,707
Net loss from continuing operations		(33,937,956)	(28,452,232)	(34,080,963)

Net loss from discontinued operations	6	(1,347,473)	(3,347,561)	(5,048,557)
Net loss		(35,285,429)	(31,799,793)	(39,129,520)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income (loss):
Exchange gain (loss) on translation of foreign operations		31,815	292,573	(84,776)
Comprehensive loss		(35,253,614)	(31,507,220)	(39,214,296)

Net loss per share
Basic and diluted - continuing operations	18	(0.97)	(2.36)	(4.83)
Basic and diluted - discontinued operations	18	(0.04)	(0.28)	(0.72)

Weighted average number of shares outstanding – basic and diluted	18	34,945,210	12,043,961	7,056,245

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended December 31, 2021, 2020 and 2019
[expressed in United States dollar, except number of shares]
	Class A shares		Class B shares		Warrants		Contributed surplus	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$

Balance, December 31, 2018	72	151,588	6,843,780	51,093,434	546,212	3,341,826	3,744,423	-	(19,939,575)	38,391,696
Shares issued [note 16]	-	-	408,651	8,681,103	-	-	-	-	-	8,681,103
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [note 4]	-	-	510,940	12,361,657	67,598	1,420,407	1,931,384	-	-	15,713,448
Share options exercised [note 17]	-	-	-	-	-	-	12,082,930	-	-	12,082,930
Share-based payments [note 17]	-	-	130,189	1,340,929	-	-	(789,794)	-	-	551,135
Warrants exercised	-	-	12,167	109,214	(12,167)	(37,753)	-	-	-	71,461
Warrants expired	-	-	-	-	(134,192)	(402,491)	402,491	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	(84,776)	(39,129,520)	(39,214,296)
Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 16]	-	-	8,925,942	22,242,975	6,335,758	1,110,904	(1,302,076)	-	-	22,051,803
Share-based payments [note 17]	-	-	2,307,569	6,663,479	-	-	2,763,482	-	-	9,426,961
Share options exercised [note 17]	-	-	22,382	563,747	-	-	(504,185)	-	-	59,562
Warrants expired [note 16]	-	-	-	-	(54,100)	(463,935)	463,935	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	292,573	(31,799,793)	(31,507,220)
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 16]	-	-	15,480,462	38,341,407	-	-	-	-	-	38,341,407
Share-based payments [note 17]	-	-	1,462,558	3,751,412	100,000	98,513	3,594,006	-	-	7,443,931
Share cancelation [note 16]	-	-	(156,278)	-	-	-	-	-	-	-
Lucid acquisition [note 5]	-	-	4,502,392	7,023,732	112,162	70,563	196,436	-	-	7,290,731
Warrants expired [note 16]	-	-	-	-	(4,476)	(617)	617	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	31,815	(35,285,429)	(35,253,614)
Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417	22,583,649	239,612	(126,154,317)	54,131,038

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021, 2020 and 2019
[expressed in United States dollar]
	2021	2020	2019
	$	$	$

Operating activities
Net loss from continuing operations	(33,937,956)	(28,452,232)	(34,080,963)
Add (deduct) items not affecting cash
Depreciation and amortization	4,045,523	3,900,458	1,943,048
Impairment of right-of-use asset	-	89,860	183,161
Interest expense	69,404	7,860	155,315
Share-based payments	7,443,930	8,052,011	12,082,930
Change in fair value of other investments	858,483	770,874	8,778,707
Change in fair value of derivative liability	(682,507)	(2,561,456)	2,684,436
Unrealized foreign exchange gain (loss)	-	(327,161)	-
Loss (gain) on settlement of financial liability	(49,792)	(680,164)	18,665
Changes in non-cash working capital balances
Other receivables	(106,880)	435,183	(387,837)
Prepaid expenses and deposits	(609,153)	(526,738)	(24,214)
Trade and other payables	3,604,766	898,691	1,516,025
Cash used in continuing operating activities	(19,364,182)	(18,392,814)	(7,130,727)
Cash used in discontinued operating activities	(1,382,041)	(737,659)	(6,581,998)
Cash used in operating activities	(20,746,223)	(19,130,473)	(13,712,725)

Investing activities
Cash acquired from acquisition of Prismic Pharmaceuticals Inc.	-	-	1,752
Cash acquired from acquisition of Lucid Psycheceuticals Inc.	768,964	-	-
Additions to intangible assets	(500,000)	-	(293,126)
Proceeds from sale of investments	-	6,477,510	462,303
Cash provided by continuing investing activities	268,964	6,477,510	170,929
Cash provided by (used in) discontinued investing activities	-	36,616	(401,817)
Cash provided by (used in) investing activities	268,964	6,514,126	(230,888)

Financing activities
Proceeds from issuance of shares, net	38,341,407	25,100,459	3,431,294
Proceeds from exercise of share-options	-	59,548	551,133
Proceeds from exercise of warrants	-	-	71,461
Repayment of notes payable	(71,759)	(946,643)	-
Repayment of lease obligation	(57,566)	(39,993)	(42,285)
Cash provided by continuing financing activities	38,212,082	24,173,371	4,011,603
Cash provided by discontinued financing activities	-	-	-
Cash provided by financing activities	38,212,082	24,173,371	4,011,603

Net increase (decrease)	17,734,823	11,557,024	(9,932,010)
Cash, beginning of the year	17,524,822	5,967,798	15,899,808
Cash, end of the year	35,259,645	17,524,822	5,967,798

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

1. Nature of business

FSD Pharma Inc. (“FSD” or the “Company”) is a biotechnology company with three drug candidates in different stages of development. FSD Biosciences Inc., a wholly-owned subsidiary, is focused on pharmaceutical research and development ("R&D") of its lead compound, ultra-micronized palmitoylethanolamide (“PEA”) or FSD-PEA (also known as FSD-201). Through the Company’s wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (also known as Lucid-201) and Lucid-MS (also known as Lucid-21-302). PEA, the active substance in FSD-PEA, interacts with the endocannabinoid system in the body and exhibits anti-inflammatory activities. FSD-PEA has completed FDA-approved Phase 1 clinical trials with positive topline results and the Company is currently evaluating potential Phase 2 indications. Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

FV Pharma Inc. (“FV Pharma”), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in July 2020 and suspended all activities in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 6).

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

Subsidiaries

These audited consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	December 31, 2021	December 31, 2020	December 31, 2019
		%	%	%
FSD Biosciences Inc.	USA	100	100	-
Prismic Pharmaceuticals Inc.	USA	100	100	100
FV Pharma Inc.	Canada	100	100	100
Lucid Psycheceuticals Inc.	Canada	100	-	-

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The Company's clinical trials for the use of FSD-PEA, a compound to treat suspected or confirmed cases of COVID-19, were placed on hold during the year pending the completion of a study to assess the commercial viability of FSD-PEA as a treatment for COVID-19. Following the completion of the study, the Company announced on August 24, 2021, that it was terminating the Phase 2 clinical program specific to treating COVID-19. The impact of COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the years ended December 31, 2021 and 2020.

2. Basis of presentation

[a] Statement of compliance

These financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies set out below have been consistently applied to all periods presented, unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 30, 2022.

[b] Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Historical costs are generally based upon the fair value of the consideration given in exchange for goods and services received.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payment ("IFRS 2") and measurements that have some similarities to fair value, but are not fair value, such as value in use in IAS 36, Impairment of Assets ("IAS 36").

[c] Basis of presentation

The accompanying financial statements include the accounts of FSD and its subsidiaries, FV Pharma Inc., FSD Biosciences Inc., Prismic Pharmaceuticals Inc. and Lucid Psycheceuticals Inc. The financial statements incorporate the assets and liabilities of the Company and its subsidiaries as at December 31, 2021 and 2020 and the results of these subsidiaries for the years ended December 31, 2021, 2020 and 2019.

Subsidiaries are those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. All intra-entity assets and liabilities, revenues, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated in full on consolidation.

[d] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

FSD Biosciences Inc. United States Dollar

Prismic Pharmaceuticals Inc. (Note 4) United States Dollar

FV Pharma Inc. Canadian Dollar

Lucid Psycheceuticals Inc. (Note 5) Canadian Dollar

The Company elected to change its presentation currency from the Canadian dollar to the United States dollar effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to United States dollar using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency. The impact of the retrospective application to the December 31, 2019 and 2018 financial information was reflected in the Company's December 31, 2020 audited financial statements.

[e] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

[i] Going concern

At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

[ii] Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

[iii] Intangible assets

The Company employs significant estimates to determine the estimated useful lives of intangible assets, considering the nature of the asset, contractual rights, expected use and review of asset useful lives. The Company reviews amortization methods and useful lives annually or when circumstances change and adjusts its amortization methods and assumptions prospectively.

The Company reviews intangible assets for impairment annually or when impairment indicators exist. If the recoverable amount of the respective intangible asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

[iv] Assets held for sale

The determination as to whether a disposal group meets the requirements to be classified as held for sale, and the assets and liabilities to be included within that disposal group, requires management to exercise judgment when making these determinations. Management must also exercise judgment when determining at which date all of the criteria are satisfied to be classified as held for sale. Management must also use estimates when determining the fair value less costs to sell of the disposal group to assess if the carrying value of the disposal group is greater than its recoverable amount.

[v] Valuation of share-based payments and warrants

Management measures the costs for share-based payments and warrants, including certain warrant liabilities, using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate and the rate of forfeiture. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments, warrants and warrant liabilities.

[vi] Valuation of private company investments

The financial information of private companies may not always be available, or such information may be insufficient or unreliable for valuation purposes. In determining the fair value of shares held in private company investments, management is required to make certain estimates and assumptions regarding the fair value as of the reporting date. Assumptions are made and estimates are used in applying the valuation techniques to determine fair value. These include the most recently available financial statements of the investee, price for most recently completed financing, as well as closely comparable public companies and general market and economic conditions. Such investments are classified as Level 3 within the fair value hierarchy. The value at which the Company could ultimately realize upon disposition of these investments may differ from their carrying value and such differences could be material.

[vii] Asset acquisition

In the acquisition of Lucid on September 21, 2021, judgment was required to determine if the acquisition represented either a business combination or an asset purchase. Management concluded that Lucid did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgments. Refer to Note 5 for additional information on the Company's asset acquisition.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

In the acquisition of Prismic on June 28, 2019, judgment was required to determine if the acquisition represented either a business combination or an asset purchase. Management concluded that Prismic did not represent a business as the assets acquired were not integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgments. Refer to Note 4 for additional information on the Company's asset acquisition.

[viii] Functional currency

The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

3. Significant accounting policies

[a] Cash

Cash consists of cash and cash held in trust accounts. There are no restrictions on cash held in trust.

[b] Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in consolidated statements of loss and comprehensive loss.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in the consolidated statements of loss and comprehensive loss.

During the years ended December 31, 2020 and 2019, depreciation is based on the estimated useful lives of the assets provided as follows:

Computer equipment	30% declining balance
Production equipment	20% declining balance
Furniture and fixtures	20% declining balance
Facility and related	20 years under straight-line
Land	Not amortized

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

An item of property, plant and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation and the depreciation charge are adjusted prospectively, if appropriate.

[c] Intangible Assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the following terms:

Intellectual Property	5 - 15 years

Expenditures on internally generated intangible assets during the development phase, which comprise deferred development costs, are initially capitalized and recognized in the consolidated balance sheet if they meet the recognition criteria. Subsequent to initial recognition, deferred development costs are accounted for at cost less accumulated amortization and are amortized on a straight-line basis over an estimated useful life beginning once the deferred development costs are used in commercial production. Expenditures on internally generated intangible assets during the research phase are expensed as incurred.

[d] Revenue Recognition

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers ("IFRS 15") is to follow a five step model to determine the amount and timing of revenue to be recognized i) identify the contract with a customer; ii) identify the performance obligations in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations in the contract; and v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from the sale of cannabis was recognized when the Company transfers control of the good to the customer. This was generally considered to have occurred when products have been delivered to the location specified in the sales contract and accepted by the customer.

The Company recognized revenue in an amount that reflects the consideration the Company expects to receive taking into account any variation that may result from rights of return.

Prior to surrendering its cannabis licenses, the Company was required to remit excise tax to the Canada Revenue Agency on the sale of medical cannabis in Canada. The Company became liable for these excise duties when cannabis products were delivered to the customer. In accordance with IFRS 15, revenue presented within discontinued operations (Note 6) represents revenue from the sale of goods less applicable excise tax.

[e] Foreign Currency Translation

Foreign currency transactions are translated into functional currencies at exchange rates in effect on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the foreign exchange rate applicable at that period-end date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Expenses are translated at the exchange rates that approximate those in effect on the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statement of loss and comprehensive loss.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

On consolidation, assets and liabilities of operations with functional currency other than United States dollar are translated into United States dollar at period end foreign currency rates. Expenses of such operations are translated into the United States dollar at average rates for the period. Foreign currency translation gains and losses are recognized in other comprehensive income. The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

[f] Inventories

Inventory of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventory of harvested cannabis is transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventory for supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the average cost basis.

[g] Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

• Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (''FVOCI''), or fair value through profit and loss (''FVTPL''). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)
Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

• Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

• Financial liabilities and equity instruments

• Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Company does not reclassify financial liabilities or equity after initial recognition due to a change in circumstance.

• Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

• Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash Amortized cost

Other receivables Amortized cost

Investments Fair value through profit or loss

Trade and other payables Amortized cost

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Warrants liability Fair value through profit or loss

Notes payable Amortized cost

• Impairment of financial assets

An expected credit loss ("ECL") model applies to financial assets measured at amortized cost. The Company's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables. The Company applies the simplified approach to impairment for trade and other receivables by recognizing a loss allowance based on lifetime expected losses at each reporting date taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its trade and other receivables using the expected credit loss model, and no material difference was noted.

[h] Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are tested for impairment when there are indicators of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Intangible assets with an indefinite useful life are tested for impairment at least annually in the fourth quarter and whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in net loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

[i] Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

[j] Share-based Compensation

Share options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Share options and warrants awarded to employees are accounted for using the fair value method. The fair value of such share options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

[k] Net Loss per Share

Net loss per share is calculated based on the loss for the financial year and the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated using the loss for the financial year adjusted for the effect of any dilutive instruments and the weighted average diluted number of shares (ignoring any potential issue of common shares that would be anti-dilutive) during the year.

[l] Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of identified asset for a period of time in exchange for consideration. The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from the change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, unless it has been reduced to zero.

[m] External research and development

External research and development costs are expensed in the periods in which they are incurred, with the exception of development costs for new products with proven technical feasibility and for which a defined future market exists. Such development costs are capitalized in accordance with the Company's policy for intangible assets. The Company's external research and development costs consist primarily of third-party services.

[n] Discontinued operations

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

New standards, amendments and interpretations not yet adopted by the Company

IAS 1, Presentation of financial statements ("IAS 1")

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37")

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract and can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 16, Property, Plant and Equipment ("IAS 16")

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16). The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

IAS 12, Income Taxes ("IAS 12")

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a single transaction (Amendments to IAS 12). The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal taxable and deductible temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company is still assessing the impact of adopting these amendments on its financial statements.

IFRS 9, Financial Instruments ("IFRS 9")

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. The Company is still assessing the impact of adopting these amendments on its financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Consolidated Financial Statements.

4. Acquisition of Prismic

On June 28, 2019, the Company closed the acquisition of Prismic by acquiring all of the issued and outstanding Prismic Shares from the holders thereof. Prismic is a U.S.-based specialty research and development pharmaceutical company that is developing non-addictive prescription drugs for the treatment of pain and inflammation. Prismic's goal is to address the opioid crisis based on formulations utilizing micro-PEA's complementary effect on certain drugs used to impact the body's endocannabinoid system.

It was determined that the acquisition of Prismic did not qualify as a business combination in accordance with IFRS 3, Business Combinations ("IFRS 3") and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified and the purchase consideration was allocated based on the relative fair values of the acquired assets and assumed liabilities.

The total consideration for the purchase of Prismic was $15,713,448. The purchase consideration consisted of $12,361,657 of Class B subordinate voting shares, $1,931,384 of share options and $1,420,407 of warrants. The fair value of the Class B subordinate voting shares was determined based on a total of 510,940 shares issued and a fair value of C$32.16 per share, which reflects the share price on the date of acquisition. The fair value of the 89,898 share options and 67,598 warrants issued as part of the consideration were determined using a Black-Scholes options pricing model with the following assumptions:

	Warrants	Share Options
Grant date share price	C$32.16	C$32.16
Exercise Price	C$2.61 - C$26.73	C$2.61 - C$17.89
Expected dividend yield	-	-
Risk free interest rate	1.41% - 1.52%	1.39% - 1.66%
Expected life (years)	1.39 - 6.55	0.98 - 16.21
Annualized volatility	100%	100%

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The allocation of the total purchase consideration to the identifiable assets acquired and liabilities assumed as at the date of acquisition was as follows:

Fair value recognized on acquisition
$
Cash	1,752
Prepaid expenses and deposits	19,691
Intangible assets	18,543,379
Trade and other payables	(1,404,732)
Notes payable	(1,446,642)
15,713,448

5. Acquisition of Lucid

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, an early-stage Canadian-based specialty pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for total consideration of $7,290,731. The acquisition is part of the Company’s strategy of building a portfolio of biotech assets.

Prior to the acquisition, the Company’s interim CEO and Executive Co-Chairman of the Board beneficially held approximately 4.5% ownership interest in Lucid through an entity related to this individual.

It was determined that the acquisition of Lucid did not qualify as a business combination in accordance with IFRS 3, and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified. The purchase consideration was first allocated to the fair values of the acquired cash and cash equivalents, other receivables, prepaid expenses and deposits and trade and other payables, as their carrying values were determined to equal their fair values. The remaining purchase price was allocated to the acquired intangible assets.

The total consideration for the purchase of Lucid was $7,290,731. The purchase consideration consisted of $7,023,732 of Class B shares, $196,436 of share options and $70,563 of warrants. 304,880 Class B shares and all of the warrants were issued to an entity related to the interim CEO and Executive Co-Chairman of the Board. The fair value of the Class B shares was determined based on a total of 4,502,392 shares issued and a fair value of $1.56 per share, which reflects the share price on the date of acquisition. The fair value of the 161,091 share options and 112,162 warrants issued as part of the consideration were determined using the Black-Scholes options pricing model with the following assumptions:

	Warrants	Share Options
Grant date share price	$1.56	$1.56
Exercise Price	$0.96 - $1.93	$1.35 - $2.31
Expected dividend yield	-	-
Risk free interest rate	0.43%	0.43% - 0.79%
Expected life (years)	1.19 - 1.28	2.23 - 4.28
Annualized volatility	88%	124%

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

Fair value recognized on acquisition
$
Cash and cash equivalents	768,964
Other receivables	271,564
Prepaid expenses and deposits	167,776
Intangible assets	6,186,251
Trade and other payables	(103,824)
7,290,731

The Company also capitalized $128,320 of acquisition related costs to the acquired intellectual property (Note 11).

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

6. Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the “Facility Property”). On February 23, 2022, the Company entered into a firm agreement in connection with the sale of the Facility and the Facility Property. In consideration for the purchase of the Facility and the Facility Property, the purchaser has agreed to pay a cash sum of C$16,500,000, including a deposit of C$660,000. The deposit was received by the Company on February 24, 2022 and the sale is expected to close in mid 2022.

Initially, assets held for sale consisted of the Facility and Facility Property, all biological assets and inventory on hand, and equipment related to the Facility operations (collectively the "Disposal Group"). During the year ended December 31, 2020, the Company either sold or recognized impairment losses on biological assets, inventory and equipment. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Disposal Group are reported as discontinued operations for the years ended December 31, 2021, 2020 and 2019.

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Disposal Group resulting in recognition of the resulting group at its carrying value.

Assets held for sale as at December 31, 2021 and 2020 consisted of the following:

	2021	2020
	$	$
Property and plant	8,647,779	8,610,504

During the year ended December 31, 2020, the Company sold equipment for proceeds of $36,616 resulting in a loss on sale of $100,337. As part of the sale of equipment the Company also sold all remaining inventory for $1 and recognized a loss on sale of inventory of $197,436 during the year ended December 31, 2020. As FV Pharma surrendered its cannabis license in July 2020, the Company determined that the carrying value of the remaining equipment was not recoverable resulting in recognition of impairment loss of $387,474 for the year ended December 31, 2020.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Net loss and comprehensive loss from discontinued operations for the years ended December 31, 2021, 2020 and 2019 is comprised of the following:

		For the year ended December 31,
	Notes	2021	2020	2019
		$	$	$
Revenue		-	14,514	193,416
Cost of revenue		-	1,032,010	1,473,839
Gross loss before fair value adjustments		-	(1,017,496)	(1,280,423)
Fair value adjustments on inventory sold		-	(945)	16,738
Unrealized loss on changes in fair value of
biological assets		-	166,886	513,625
Gross loss		-	(1,183,437)	(1,810,786)

Expenses
General and administrative	19	1,412,392	1,665,541	2,735,286
Depreciation and amortization		-	90,340	424,199
Impairment of equipment		-	387,474	132,273
Total operating expenses		1,412,392	2,143,355	3,291,758

Loss from discontinued operations		(1,412,392)	(3,326,792)	(5,102,544)

Other income		(64,919)	(79,568)	(53,987)
Loss on sale of equipment		-	100,337	-
Net loss from discontinued operations		(1,347,473)	(3,347,561)	(5,048,557)

Cash flows from discontinued operations for the years ended December 31, 2021, 2020 and 2019 are comprised of the following:

	For the year ended December 31,
	2021	2020	2019
	$	$	$
Operating activities
Net loss from discontinued operations	(1,347,473)	(3,347,561)	(5,048,557)
Add (deduct) items not affecting cash
Depreciation and amortization	-	108,209	424,199
Change in fair value adjustments on inventory sold	-	(945)	16,738
Impairment of inventory	-	534,814	-
Impairment of equipment	-	387,474	-
Change in fair value of biological assets	-	166,886	513,625
Loss on disposal of inventory	-	197,436	-
Loss on sale of equipment	-	100,337	-
Changes in non-cash working capital balances
Other receivables	38,822	960,778	(423,945)
Prepaid expenses and deposits	(20,091)	279,870	54,226
Inventories	-	(21,932)	(709,373)
Biological assets	-	(166,886)	(513,625)
Trade and other payables	(53,299)	63,861	(895,286)
Cash used in operating activities	(1,382,041)	(737,659)	(6,581,998)

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

7. Other receivables

The Company's other receivables are comprised of the following:

	December 31, 2021	December 31, 2020
	$	$
Sales tax recoverable	272,212	134,717
ITC Receivable	228,752	-
Other	-	26,625
	500,964	161,342

8. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	December 31, 2021	December 31, 2020
	$	$
Insurance	116,649	246,752
Research and development	602,497	-
Other prepaids and deposits	647,275	322,649
	1,366,421	569,401

9. Investments

The following tables outline changes in investments during the periods:

			Balance at	Change in fair	Foreign		Balance at
			December 31,	value through	exchange	Proceeds	December 31,
Entity	Instrument	Note	2019	profit or loss	gain	from sale	2020
			$	$	$	$	$
Pharmadrug Inc.	Shares	(i)	255,075	397,006	-	652,081	-
Cannara Biotech Inc.	Shares	(ii)	6,822,637	(997,208)	-	5,825,429	-
True Pharma Strip Inc.	Shares	(iii)	-	-	-	-	-
HUGE Shops	Shares	(iv)	572,401	7,674	20,358	-	600,433
SciCann Therapeutics	Shares	(v)	535,824	(354,910)	14,765	-	195,679
Solarvest BioEnergy Inc.	Shares	(vi)	327,251	106,380	14,047	-	447,678
Solarvest BioEnergy Inc.	Warrants	(vi)	87,756	(14,920)	1,977	-	74,813
Solarvest BioEnergy Inc.	Convertible debenture	(vi)	261,800	85,104	11,238	-	358,142
			8,862,744	(770,874)	62,385	6,477,510	1,676,745

			Balance at	Change in fair value	Balance at
Entity	Instrument	Note	December 31, 2020	through profit or loss	December 31, 2021
			$	$	$
True Pharma Strip Inc.	Shares	(iii)	-	197	197
HUGE Shops	Shares	(iv)	600,433	(442,673)	157,760
SciCann Therapeutics	Shares	(v)	195,679	(195,600)	79
Solarvest BioEnergy Inc.	Shares	(vi)	447,678	(80,886)	366,792
Solarvest BioEnergy Inc.	Warrants	(vi)	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	(vi)	358,142	(64,708)	293,434
			1,676,745	(858,483)	818,262
				Current	158,036
				Non-Current	660,226
					818,262

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

(i) Pharmadrug Inc. (Formerly known as "Aura Health Inc.")

On April 16, 2019, the Company entered into a share exchange agreement with Aura Health Inc. ("Aura"). Pursuant to the share exchange agreement, FSD acquired 13,562,387 common shares at C$0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at C$45.75 for a total value of $2,256,900. The FSD shares issued to Aura were subject to a purchase price adjustment, such that FSD would be required to issue additional shares to Aura should the weighted average trading price of FSD's shares fall below the issue price. As the number of additional shares to be issued under the agreement were dependent on the FSD share price, it was determined that this created a derivative liability. As a result of the decline in the Company's share price, on September 20, 2019, 61,892 additional Class B shares of the Company were issued to Aura in settlement for the derivative liability. In 2019, Aura Health Inc. changed its name change to Pharmadrug Inc.

During the year ended December 31, 2020, the Company sold 13,562,387 common shares for gross proceeds of $652,081.

(ii) Cannara Biotech Inc. ("Cannara")

On February 5, 2020, the Company sold its investment of 85,003,750 Class B shares of Cannara for total cash proceeds of $5,825,429. The Company recognized a loss on sale of investment of $997,208.

(iii) True Pharma Strip Inc. ("True Pharma")

On September 6, 2018, the Company subscribed for $1,128,450 of equity units in a brokered private placement. The equity investment is measured at fair value through profit or loss. True Pharma is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy - significant unobservable inputs that are supported by little or no market activity. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$250 ($197). As at December 31, 2021, the fair value of the shares was determined to be $197 (2020 - $nil and 2019 - $nil) based on the sales agreement.

(iv) HUGE Shops

The Company's investment in HUGE Shops includes 17,333,333 shares based on the December 2018 subscription price of C$0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company; therefore, the fair value was classified as level 3 within the fair value hierarchy. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$200,000 ($157,760). As at December 31, 2021, the fair value of the shares was determined to be $157,760 (2020 - $600,433 and 2019 - $572,401) based on the sales agreement.

(v) SciCann Therapeutics Inc. ("SciCann")

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of C$17 per share. The equity investment is measured at fair value through profit or loss. SciCann is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. On December 31, 2021, the Company entered into an agreement to sell the investment. Subsequent to December 31, 2021, the Company completed the sale for gross proceeds of C$100 ($79). As at December 31, 2021, the fair value of the shares was determined to be $79 (2020 - $195,679 and 2019 - $535,824) based on the sales agreement.

(vi) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $2,256,900 resulting in recognition of the derivative liability. If the liquidation value of the Company's shares is below $2,256,900, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

As at December 31, 2019, the fair value of the derivative liability was $1,990,788. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $2,256,900. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,356,373 resulting in recognition of a gain of $634,415 on settlement of the derivative liability.

As at December 31, 2020, the fair value of the shares was determined based on the quoted market price of the shares at C$0.19 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price C$0.25, risk free rate 0.20%, expected volatility 112%, expected life 0.35 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at December 31, 2020 of C$0.19. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the warrants and convertible debenture have been classified as level 2 - valuation technique with observable market inputs.

As at December 31, 2021, the fair value of the shares was determined based on the quoted market price of the shares of C$0.155 per share. The warrants expired unexercised during the year ended December 31, 2021. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the SVS share price of C$0.155 as at December 31, 2021. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

10.  Right-of-use asset

Right-of-use assets as at December 31, 2021 are as follows:

$
Balance - December 31, 2019	95,851
Amortization	(5,991)
Impairment	(89,860)
Balance - December 31, 2020	-
Additions	179,755
Amortization	(8,300)
Effects of foreign exchange	(3,148)
Balance - December 31, 2021	168,307

As of March 31, 2020, the Company did not occupy one of the leased premises and has been unsuccessful in subleasing this space. As a result, the Company recognized an impairment loss of $89,860 resulting in a right-of-use asset balance of $nil as of December 31, 2020.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

11.  Intangible assets

Intangible assets as at December 31, 2021 are as follows:

$
As at December 31, 2019	18,696,229
Effects of foreign exchange	505,264
As at December 31, 2020	19,201,493
Additions	500,000
Acquisition of Lucid	6,314,571
As at December 31, 2021	26,016,064

Accumulated amortization
As at December 31, 2019	1,875,604
Amortization	3,894,467
Effects of foreign exchange	7,031
As at December 31, 2020	5,777,102
Amortization	4,037,223
As at December 31, 2021	9,814,325

Net book value
As at December 31, 2020	13,424,391
As at December 31, 2021	16,201,739

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. Refer to Note 4 for additional details. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition.

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones (Note 21), including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for the rights to the Licensed Products. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

The Company acquired intellectual property as part of the acquisition of Lucid on September 21, 2021. The intellectual property acquired relates to license and service agreements between Lucid and the University Health Network, as well as the related patents and/or patent applications associated with the Lucid-MS and Lucid-PSYCH compounds. The cost of the acquired intellectual property of $6,314,571 consists of $6,186,251 of the total purchase consideration allocated and $128,320 of acquisition related costs capitalized. The life of the intellectual property has been determined to be 15 years, which represents the remaining life of the patents. Amortization of the intellectual property commenced on the date of acquisition.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

12. Trade and other payables

Trade and other payables consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade payables	2,995,726	2,063,162
Accrued liabilities (i)	4,455,346	1,622,227
Other payables	59,699	14,714
	7,510,771	3,700,103

(i) Accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
	$	$
External research and development fees	3,062,844	248,898
Operational expenses	412,008	229,758
Professional fees	570,193	435,244
Accrued interest	364,275	349,566
Severance	46,026	166,662
Bonus	-	192,099
	4,455,346	1,622,227

13. Notes payable

Notes payable consists of the following:

	December 31, 2021	December 31, 2020
	$	$
Short-term notes	549	49,647
Notes payable	300,000	335,000
	300,549	384,647

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic.

During the year ended December 31, 2021, the Company settled notes payables in the amount of $84,098, accrued interest of $45,346, and $201,695 of other Prismic related liabilities with cash of $290,246. A gain of $49,904 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

14.  Lease obligations

The lease obligations as at December 31, 2021, are as follows:

$
Balance - January 1, 2019	183,424
Add: Interest Expense	11,480
Less: Lease Payments	(42,285)
Balance - December 31, 2019	152,619
Add: Interest Expense	10,367
Less: Lease Payments	(39,993)
Effects of foreign exchange	2,969
Balance - December 31, 2020	125,962
Additions	179,755
Add: Interest Expense	9,349
Less: Lease Payments	(57,566)
Effects of foreign exchange	(2,144)
Balance - December 31, 2021	255,356
Current	124,311
Non-current	131,045
Balance - December 31, 2021	255,356

Lease obligations are related to the Company's office leases. As of December 31, 2021, the Company did not occupy one of the leased premise. The Company has commenced plans to sublease the premise, however, it is unknown if or when the Company will be able to sublease the premises.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	136,318
One to two years	138,862
Thereafter	-
Total undiscounted lease payments payable	275,180
Less: impact of present value	(19,824)
Balance - December 31, 2021	255,356

15.  Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss. The classification of any new warrants issued from October 1, 2020; forward are assessed based on the new functional currency which is the United States dollar.

Transaction costs allocated to the warrants of $284,049 were expensed immediately in fiscal 2020. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk-free interest rate of 0.32% and annualized volatility of 121%.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The fair value of the warrants liability as at December 31, 2020 was $1,447,910. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.56, risk-free interest rate of 0.33% and annualized volatility of 117%.

The fair value of the warrants liability as at December 31, 2021, was $765,403 resulting in a gain on change in fair value of $682,507 for the year ended December 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.02, risk-free interest rate of 1.22% and annualized volatility of 120%.

16.  Share capital

[a]  Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors and the former CEO of the Company. The holders of Class B shares are entitled to one (1) vote per share held.

[b]  Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares			Class B shares				Warrants
	#	$	#		$		#	$
Balance, December 31, 2018	72	151,588		6,843,780		51,093,434		546,212	3,341,826
Shares issued [a] [b] [c] [d]	-	-		408,651		8,681,103		-	-
of Prismic Pharmaceuticals, Inc. [e]	-	-		510,940		12,361,657		67,598	1,420,407
Stock options exercised	-	-		-		-		-	-
Share-based payments	-	-		130,189		1,340,929		-	-
Warrants exercised	-	-		12,167		109,214		(12,167)	(37,753)
Warrants expired	-	-		-		-		(134,192)	(402,491)
Balance, December 31, 2019	72	151,588		7,905,727		73,586,337		467,451	4,321,989
Shares issued [g] [j] [k] [l] [n] [o]	-	-		8,925,942		22,242,975		6,335,758	1,110,904
Share-based payments [f] [h] [i] [m]	-	-		2,307,569		6,663,479		-	-
Share options exercised	-	-		22,382		563,747		-	-
Warrants expired	-	-		-		-		(54,100)	(463,935)
Balance, December 31, 2020	72	151,588		19,161,620		103,056,538		6,749,109	4,968,958
Shares issued [p]	-	-		15,480,462		38,341,407		-	-
Share-based payments [q] [r] [s]	-	-		1,462,558		3,751,412		100,000	98,513
Share cancellation [q]	-	-		(156,278)		-		-	-
Lucid acquisition [t]	-	-		4,502,392		7,023,732		112,162	70,563
Warrants expired	-	-		-		-		(4,476)	(617)
Balance, December 31, 2021	72	151,588		40,450,754		152,173,089		6,956,795	5,137,417

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

[a] On April 24, 2019, the Company entered into a share exchange agreement with Aura. Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at C$0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at C$45.75 for a total value of $2,256,900.

On September 20, 2019, the Company issued an additional 61,892 Class B shares as part of the adjustment of purchase price related to the share exchange agreement with Aura to settle the related derivative liability. As part of the settlement, the Company recognized a loss on change in the fair value of derivative liability of $1,069,798.

[b] On May 7, 2019, the Company entered into an agreement with Solarvest. Per the agreement the Company issued 49,751 Class B Shares to Solarvest in exchange for the investment in Solarvest for a total fair value of $1,880,750. Refer to Note 9 for details regarding the investment in Solarvest.

[c] On October 4, 2019, the Company issued 3,735 Class B shares in settlement for trade payables of $18,808.

[d] On November 4, 2019, the Company completed a private placement through the issuance of 228,670 Class B shares at a price of C$20.10 per share for total gross proceeds of $3,455,898.

[e] On June 28, 2019, the Company acquired all outstanding common and preferred shares of Prismic through the issuance of an aggregate of 510,940 Class B Shares. The Class B Shares issued to the Prismic shareholders were deposited into escrow upon closing of the transaction and were subject to an 18-month staggered escrow release.

[f] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

[g] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[h] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

[i] On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[j] On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $226,385. The fair value of the Class B Common Shares was $185,976 resulting in a gain on settlement of liability of $40,409.

[k] On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total cash proceeds of C$10,125,000 ($7,617,038). The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $7,515,477 and the residual value allocated to the warrants was $101,561. The Company incurred issuance costs of $707,043, which has been allocated pro-rata to the common shares and warrants.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

[l] On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants as part of a direct offering for total cash proceeds of $9,999,997. Total cash proceeds were allocated to the warrants liability first with the residual amount allocated to the Class B Common Shares (Note 15). The fair value of the warrants liability was determined to be $3,289,069 and the residual amount of $6,710,928 was allocated to the Class B Common Shares. The Company incurred total cash transaction costs of $913,349. Transaction costs allocated to the warrants of $284,049 were expensed immediately and the transaction costs allocated to common shares were deducted from equity.

[m] In August 2020, the Company approved the issuance of 1,804,994 Class B Common Shares to members of the Board of Directors and certain officers and employees of the company in the form of a compensation bonus for past services provided. Total fair value of the share-based compensation bonus was $4,956,324.

[n] In October 2020, the Company issued 4,318,179 Class B Common Shares and 3,454,543 warrants as part of a direct offering for total proceeds of $9,499,994. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $8,377,267 and the residual value allocated to the warrants was $1,122,727. The Company incurred issuance costs of $879,621, which has been allocated pro-rata to the common shares and warrants.

[o] During the year ended December 31, 2020, the Company issued 56,248 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for net proceeds of $199,785.

[p] During the year ended December 31, 2021, the Company issued 15,480,462 Class B shares through the Equity Distribution Agreements with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

[q] On February 17, 2021, the Company issued 1,349,764 Class B shares to certain officers and members of the Board of Directors as share-based compensation with a fair value of $3,576,875 based on a share-price of $2.65 on the day of issuance. In June 2021, 156,278 Class B shares issued to certain members of the Board of Directors were cancelled.  On March 8, 2022, following litigation with respect to certain of the shares issued to Raza Bokhari in February 2021, the court issued a decision cancelling 504,888 of the shares issued to Raza Bokhari (see Note 21).

[r] On July 26, 2021, the Company issued 100,000 warrants to a related party with a fair value of $98,513. Each warrant is exercisable to purchase one Class B share of the Company. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $1.99, underlying share price of $1.63, risk-free interest rate of 0.46% and annualized volatility of 129%.

[s] During the year ended December 31, 2021, the Company issued 112,794 Class B shares for services received during the period with a fair value of $174,537.

[t] On September 21, 2021, the Company issued 4,502,392 Class B shares and 112,162 warrants as part of the Lucid acquisition (Note 5).

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The changes in the number of warrants outstanding during the years ended December 31, 2021, 2020 and 2019 were as follows:

		Weighted average
	Number of warrants	exercise price
	#	C$
Outstanding as at December 31, 2018	546,212	9.47
Issued	67,598	10.45
Exercised	(12,167)	7.81
Expired	(134,192)	7.64
Outstanding as at December 31, 2019	467,451	10.20
Issued	6,335,758	5.27
Expired	(54,100)	4.97
Outstanding as at December 31, 2020	6,749,109	5.62
Issued	212,162	1.93
Expired	(4,476)	5.43
Outstanding as at December 31, 2021	6,956,795	5.50
Measurement of fair values

The fair value of warrants issued during the years ended December 31, 2021, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020	2019
Grant date share price	C$2.00 - C$2.04	C$2.58 - C$4.00	C$32.16
Exercise price	C$1.53 - C$2.50	C$3.46 - C$5.80	C$2.61 - C$26.73
Expected dividend yield	-	-	-
Risk free interest rate	0.43% - 0.46%	0.32% 0.36%	1.41% - 1.52%
Expected life	1.19 - 2 years	5 years	1.39 - 6.55 years
Expected volatility	88% - 129%	118% - 121%	100%

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The following table is a summary of the Company's warrants outstanding as at December 31, 2021:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
November 30, 2022	1.21	46,242
December 31, 2022	2.43	65,920
May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.40	1,381,215
October 20, 2025 (ii)	3.30	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.50	6,956,795

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

The following table is a summary of the Company's warrants outstanding as at December 31, 2020:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.42	1,381,215
October 20, 2025 (ii)	3.31	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.62	6,749,109

(i) Warrants were issued in US$ with exercise price of $4.26

(ii) Warrants were issued in US$ with exercise price of $2.60

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The following table is a summary of the Company's warrants outstanding as at December 31, 2019:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
January 5, 2020	6.03	37,313
November 30, 2020	2.61	16,787
August 1, 2021	5.43	4,476
May 24, 2022	18.09	163,535
September 15, 2022	4.42	199,005
May 20, 2023	16.08	7,311
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	10.20	467,451

17. Share-based compensation

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the years ended December 31, 2021, 2020 and 2019 were as follows:

		Weighted average
	Number of options	exercise price
	#	C$
Outstanding as at December 31, 2018	485,159	74.53
Granted	1,363,322	20.68
Exercised	(82,094)	10.02
Forfeited	(12,438)	56.28
Cancelled	(299,006)	115.80
Outstanding as at December 31, 2019	1,454,943	21.96
Exercisable as at December 31, 2019	1,200,242	21.24

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)
		Weighted average
	Number of options	exercise price
	#	C$
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,082,639	4.14
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at December 31, 2020	1,693,063	6.11
Exercisable as at December 31, 2020	1,528,186	6.13

		Weighted average
	Number of options	exercise price
	#	C$
Outstanding as at December 31, 2020	1,693,063	6.11
Granted	2,841,086	2.26
Forfeited	(47,500)	4.83
Expired	(953,803)	4.87
Cancelled	(307,987)	9.85
Outstanding as at December 31, 2021	3,224,859	2.75
Exercisable as at December 31, 2021	3,197,601	2.72

During the year ended December 31, 2021, 953,803 share options related to former members of the Board of Directors, officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the year ended December 31, 2021, the Company cancelled 307,987 options outstanding in accordance with the Option Plan and agreements with the respective option holders.

During the year ended December 31, 2020, the Company cancelled 822,137 share options outstanding and issued 822,137 replacement share options at an exercise price of C$3.86 resulting in incremental grant date fair value of $661,811 which was expensed immediately as all the replacement share options vested on the date of replacement. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of C$3.86, the underlying share price of C$3.86, risk free interest rate of 0.72% and annualized volatility of 120%.

Measurement of fair values

The fair value of share options granted during the years ended December 31, 2021, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020	2019
Grant date share price	C$1.96 - C$2.85	C$3.75 - C$9.54	C$6.45 - C$75.38
Exercise price	C$1.70 - C$4.25	C$3.68 - C$9.80	C$7.17 - C$75.38
Expected dividend yield	-	-	-
Risk free interest rate	0.34% - 1.10%	0.27% - 1.55%	1.24% - 1.90%
Expected life	2 - 6 years	4 - 9 years	5 years
Expected volatility	116% - 132%	120%	100%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The following table is a summary of the Company's share options outstanding as at December 31, 2021:

Options outstanding			Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.70	154,953	3.46	1.70	154,953
2.91	5,150	4.00	2.91	5,150
2.25	2,559,995	2.42	2.25	2,559,995
2.61	12,684	1.49	2.61	12,683
3.75	10,500	3.92	3.75	6,500
3.86	256,245	3.21	3.86	252,993
4.42	99,503	0.71	4.42	99,502
4.75	15,000	3.29	4.75	15,000
5.43	16,265	1.49	5.43	16,264
7.63	50,000	4.00	7.63	30,000
10.65	3,731	1.49	10.65	3,730
13.07	10,856	1.49	13.07	10,855
13.47	1,418	1.49	13.47	1,418
16.08	18,410	1.49	16.08	18,409
17.89	4,178	1.49	17.89	4,178
18.09	2,488	1.24	18.09	2,488
50.25	3,483	2.28	50.25	3,483
2.75	3,224,859	2.50	2.72	3,197,601

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The following table is a summary of the Company's share options outstanding as at December 31, 2020:

Options outstanding			Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	12,683	2.49	2.61	12,683
3.75	5,500	6.47	3.75	500
3.86	872,139	4.08	3.86	864,139
4.42	99,502	1.71	4.42	99,502
4.75	110,000	4.29	4.75	77,500
5.03	60,000	4.70	5.03	7,498
5.43	16,264	2.49	5.43	16,264
6.16	20,000	3.18	6.16	20,000
7.17	199,005	3.83	7.17	199,005
7.63	203,750	4.34	7.63	138,750
9.54	15,000	4.06	9.54	13,125
10.65	3,730	2.49	10.65	3,730
13.07	10,855	2.49	13.07	10,855
13.47	1,418	2.49	13.47	1,418
16.08	18,409	2.49	16.08	18,409
17.89	4,178	2.49	17.89	4,178
18.09	17,413	2.21	18.09	17,413
20.10	8,289	2.27	20.10	8,289
47.24	1,493	3.37	47.24	1,493
50.25	5,224	3.31	50.25	5,224
52.26	498	3.21	52.26	498
55.28	498	3.12	55.28	498
59.30	498	2.96	59.30	498
75.38	498	3.04	75.38	498
86.43	1,244	2.87	86.43	1,244
142.71	4,975	2.74	142.71	4,975
6.11	1,693,063	3.88	6.13	1,528,186

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

The following table is a summary of the Company's share options outstanding as at December 31, 2019:

Options outstanding			Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	35,065	3.49	2.61	35,065
4.42	99,502	2.71	4.42	99,502
5.43	16,264	3.49	5.43	16,264
10.65	3,730	3.49	10.65	3,730
13.07	10,855	3.49	13.07	10,855
13.47	1,418	3.49	13.47	1,418
16.08	18,409	3.49	16.08	18,409
17.89	4,178	3.49	17.89	4,178
18.09	37,313	3.34	18.09	37,313
20.10	493,363	4.72	20.10	493,363
21.11	12,438	4.67	21.11	12,438
24.12	9,950	4.59	24.12	6,219
26.13	14,925	3.62	26.13	14,925
40.20	29,851	4.45	40.20	22,388
44.22	2,488	3.41	44.22	2,488
47.24	1,493	4.37	47.24	1,493
50.25	227,861	5.09	50.25	129,353
52.26	498	4.21	52.26	498
55.28	498	4.12	55.28	498
59.30	498	3.96	59.30	498
7.17	199,005	4.83	7.17	199,005
75.38	498	4.04	75.38	498
7.63	203,750	5.34	7.63	58,750
86.43	1,244	3.88	86.43	1,244
88.44	14,925	3.87	88.44	14,925
120.60	9,950	3.71	120.60	9,950
142.71	4,974	3.74	142.71	4,975
21.96	1,454,943	4.59	21.24	1,200,242

The Company recognized share-based compensation for the year ended December 31, 2021, 2020 and 2019 as follows:

	For the year ended December 31
	2021	2020	2019
	$	$	$
Share options	3,594,005	2,825,863	10,780,853
Warrants	98,513	-	-
Class B Common Shares issued for services	174,537	-	-
Class B Common Shares issued for compensation	3,576,875	5,226,148	1,302,077
	7,443,930	8,052,011	12,082,930

18. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the years ended December 31, 2021, 2020 and 2019 presented are as follows:

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)
	December 31, 2021	December 31, 2020	December 31, 2019
	#	#	#
Warrants	6,956,795	6,749,109	467,451
Share Options	3,224,859	1,693,063	1,454,943
	10,181,654	8,442,172	1,922,394

19. General and administrative

Components of general and administrative expenses for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year ended December 31,
	2021	2020	2019
	$	$	$
Professional fees	6,256,165	2,734,123	3,101,136
General office, insurance and administration expenditures	3,479,801	3,616,159	1,742,550
Consulting fees	2,196,812	1,775,269	1,675,258
Salaries, wages and benefits	2,856,887	2,656,162	1,705,696
Investor relations	1,642,653	541,944	2,241,275
Building and facility costs	759,590	586,926	676,798
Foreign exchange gain (loss)	146,587	(186,959)	-
	17,338,495	11,723,624	11,142,713
Allocated to:
Continuing operations	15,926,103	10,058,083	8,407,427
Discontinued operations	1,412,392	1,665,541	2,735,286

20.  Income taxes

The reconciliation of income tax expense for the years ended December 31, 2021 and 2020 consists of the following:

	2021	2020
	$	$
Loss from continuing operations before income taxes	(33,937,956)	(28,452,232)
Statutory federal and provincial tax rate	26.50%	26.50%
Income tax recovery at the statutory tax rate	(8,993,558)	(7,539,841)
Permanent differences	3,758,401	2,235,657
Book to filing adjustments	75,474	(1,545,244)
Share issuance cost booked directly to equity	(377,378)	(584,538)
Foreign exchange	(120)	(370,457)
Change in tax benefits not recognized	5,537,181	7,804,423
	-	-

Deferred taxes reflect the tax effects of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax liabilities as at December 31, 2021 and 2020 are comprised of the following:

	2021	2020
	$	$
Other investments	-	-
Capital losses carried forward	-	-
Total	-	-

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2021 and 2020:

	2021	2020
	$	$
Non-capital losses - Canada	63,216,617	44,897,393
Net-operating loss - US	5,111,610	5,032,915
Unrealized foreign exchange loss	94,733	94,733
Share-issuance costs	3,349,261	3,419,003
Other investments	5,308,027	4,449,544
IFRS 16	87,050	125,962
Property, plant and equipment	167,653	88,248
Total	77,334,951	58,107,798

The Company's Canadian non-capital income tax losses expire as follows:

$
2038	6,471,979
2039	11,464,501
2040	23,261,185
2041	22,018,952
63,216,617

The company has cumulative US federal net operating loss carryforwards of approximately $5.11 million which will start to expire in 2026. Utilization of net operating loss carryforwards may be subject to limitations in the event of a change in ownership pursuant to United States Internal Revenue Code ("IRC") § 382, and similar state provisions. As a result of the acquisition of Prismic on June 28, 2019, the preacquisition net operating loss carryforwards of approximately $4.93 million could be subject to IRC § 382 limitation as the acquisition could constitute a change of ownership.

21.  Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company's License Agreement with Epitech Group SPA ("Epitech"), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the U.S. Food and Drug Administration ("FDA") of approval of a New Drug Application, the non-refundable sum of $700,000 will be due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000 to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs placed on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Innovet License Agreement

Under the terms of the Innovet license agreement, the Company has payments due to Innovet pending the achievement of specified milestones. Upon the one-year anniversary of the agreement, the non-refundable sum of $250,000 will be due and payable to Innovet. Within thirty days from the first notification by the FDA of approval of a New Animal Drug Application ("NADA"), the Company will pay the non-refundable sum of $750,000 to Innovet.

Any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Innovet 14% of the lump sum payment received by the Company. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved.  Milestones can be extended by mutual agreement.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Contract Research Organization ("CRO") Dispute

The Company is involved in arbitration proceedings with a CRO regarding amounts claimed to be owed to the CRO by the Company. The CRO is claiming it is owed amounts outstanding for work on clinical trials in the United States. The Company is disputing the amounts claimed to be owed. The Company believes it has sufficiently provided for amounts claimed to be owed to the CRO which are recorded in trade and other payables. As at December 31, 2021, the ultimate outcome of the matter cannot be reliably determined at this time.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Former Employee

FSD hired an individual by way of employment agreement. The individual's employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019, demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) payment for breach of contract.

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision which was refused by the Tribunal on October 24, 2020.

On August 25, 2020, the Claimant filed a separate cost order against the Company. On March 9, 2021, the Company received a Case Management Order with respect to the claim against the Company before a British Employment Tribunal. The Case Management Order stipulated that the Tribunal would proceed to hear the claim for costs, although no specifics on timing have been received.  The Claimant has also asserted that he has a breach of notice claim against the Company that Claimant values at £400,000. To date, the Claimant has not brought such a claim. On May 6, 2021, a judge granted a cost order in the sum of £10,287.

In July 2021, the Company settled the claim for $228,373 (£165,000), which was paid during the year.  The settlement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company’s Facility.

On October 26, 2020, the Company entered into a definitive settlement agreement (“Settlement Agreement”) in the amount of C$5.5M and on February 4, 2021, the Settlement Agreement was approved by the Ontario Superior Court of Justice. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

Parkway Clinical Laboratories

Parkway Clinical Laboratories ("PCL"), a company wholly owned by the Company's former CEO, Raza Bokhari, has filed an action in Pennsylvania on July 8, 2021, against the Company. PCL has advanced two claims: (1) breach of contract in which PCL alleges that the Company failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Company received the benefit of the same services referenced in the breach of contract claim without paying for them.

The matter is currently in the discovery phase, which is scheduled to end in April 2022, with a trial scheduled for June 27, 2022.  The Company denies that the money sought by PCL is owed and intends to vigorously defend the claim.  As the ultimate outcome of the matter cannot be reliably determined t this time no provision has been recorded for this matter as at December 31, 2021.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration and is seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration. Raza Bokhari was placed on administrative leave from his role as the Company’s Chief Executive Officer following the Company’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari’s employment was terminated for cause by the Company’s board of directors on July 27, 2021. The arbitration hearing commenced in March 2022 and has proceeded through the production and oral examination stages.

The Company disputes the allegations and intends to vigorously defend against the claim. It has counterclaimed against Raza Bokhari for losses sustained as a result of Raza Bokhari’s alleged breaches of his duties to the Corporation.  As the ultimate outcome of the matter cannot be reliably determined at this time, no provision has been recorded for this matter as at December 31, 2021.

Share Cancellation Application

On July 2, 2021, the former CEO, Raza Bokhari, filed an action against the Company (the “Complaint”) seeking to prevent the Company from cancelling shares of the Company issued in February 2021, to Raza Bokhari.

Raza Bokhari filed a Motion for Temporary Restraining order and Preliminary Injunction, in which he sought to prevent the defendants from interfering with his access to and use of the disputed shares. This motion was heard in court and denied in its entirety on July 26, 2021.  On August 30, 2021, Raza Bokhari filed an Amended Complaint, which is substantively similar to his original Complaint, and includes the same claims. On December 2, 2021, the Court ordered the parties to present the dispute for binding arbitration in Ontario. The Court placed the case in civil suspense pending resolution of the Ontario arbitration.

On July 21, 2021, the Company filed an application with the Ontario Superior Court to cancel shares issued to certain directors and officers of the Company on February 10, 2021.

In December 2021, the Company reached an agreement with all of the former directors other than Raza Bokhari, under which the directors did not oppose the Company’s application and agreed to be bound by the decision in the application, and the Corporation agreed not to seek costs against them.  The 156,278 shares issued to the former directors were cancelled during the year.

The hearing proceeded before the court on December 20, 2021, related to the cancellation of shares issued to Raza Bokhari. On March 8, 2022, the court issued a decision in the application, permitting the share grant to Raza Bokhari until the date of his termination but cancelling the shares relating to services that were to be provided after the date of termination.

Derivative Complaint

On July 20, 2021, a shareholder filed a claim in Delaware against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed.  On September 13, 2021, the Company filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022.  The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at December 31, 2021.

Indemnity Application

Dr. Raza Bokhari has commenced an application in the Superior Court seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he has commenced against the Company or in which he has been named as a party by the Company. The Company denies the validity of the underlying indemnification agreement and is opposing the application, which is scheduled to be heard in May 2022.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

22. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a) The Company paid expenses of $262,834 (2020 - $1,445,043 and 2019 - $567,468) to a company owned by the former CEO for the year ended December 31, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As at December 31, 2020, the former CEO had repaid a related party loan of $355,778 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issue during the year ended December 31, 2020.

b) As at December 31, 2020, the former President of FSD BioSciences Division had repaid a related party loan of $21,876 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the year ended December 31, 2020.

c) In fiscal 2021, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the year ended December 31, 2021, was $757,690 (2020 - $246,226 and 2019 - $153,109), which includes $466,546 (2020 - $238,703 and 2019 - $nil) recognized as share-based compensation for shares issued.

d) In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. On March 8, 2022, following litigation with respect to certain of the shares issued to Raza Bokhari in February 2021, the court issued a decision, permitting the part of the share grant to Raza Bokhari of 536,979 shares (see Note 21).

e) During the year ended December 31, 2020, the Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided. The fair value of shares issued to key management and directors is $4,602,301 and is included in share-based payments and bonuses for the year ended December 31, 2020.

f) The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

Key management personnel compensation during the years ended December 31, 2021, 2020 and 2019 is comprised of:

	2021	2020	2019
	$	$	$
Salaries, benefits, bonuses and consulting fees	2,075,893	2,936,816	3,638,267
Share-based payments and bonuses	6,881,641	7,045,994	9,385,984
Total	8,957,534	9,982,810	13,024,251

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

23. Capital Management

The Company's capital management objectives are to maintain financial flexibility in order to complete the pharmaceutical research and development programs centered on the lead compounds, FSD-PEA, Lucid-PSYCH and LUCID-MS. The Company defines capital as the aggregate of its capital stock and borrowings.

As at December 31, 2021, the Company's Share Capital was $152,324,677 (2020 - $103,208,126) The Company does not have any long-term debt. Outstanding Notes payable were assumed on acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. In order to maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under the specific circumstances. The Company is not subject to any externally imposed capital requirements.

24.  Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at December 31, 2021, as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2021.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

25.  Segmented information

The Company reports segment information based on internal reports used by the chief operating decision maker ("CODM") to make operating and resource decisions and to assess performance. The CODM is the Chief Executive Officer of the Company. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

FSD PHARMA INC. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (expressed in United States dollars)

26. Subsequent events

Subsequent to December 31, 2021, the Company repurchased and cancelled 1,524,700 Class B Common Shares at prevailing market prices as part of its share repurchase program.

Subsequent to December 31, 2021, the Company issued 70,179 Class B shares for services.

On February 23, 2022, the Company entered into an agreement for the sale of the Facility and the Facility Property for total consideration of CAD$16,500,000. The sale remains subject to the satisfaction of a number of closing conditions and is expected to close in mid 2022.

On March 29, 2022, the Company cancelled 504,888 Class B shares previously held by the former CEO.