Form 20-F
period 2022-12-31
FSD Pharma Inc.
filed 2023-03-31
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to

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

Class A Multiple Voting Shares, no par value: 72 shares outstanding as of December 31, 2022

Class B Subordinate Voting Shares, no par value: 38,504,210 shares outstanding as of December 31, 2022

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

INTRODUCTION

Unless otherwise noted or the context otherwise requires, all references in this Annual Report on Form 20-F, or this Annual Report, to "FSD," "FSD Pharma," "Corporation," "Company," "we," "us" and "our" refer to FSD Pharma Inc., a corporation formed under the OBCA (as defined herein) and our wholly owned subsidiaries, Lucid, FSD BioSciences, FV Pharma, Prismic, FSD Strategic Investments and FSD Australia (as such terms are defined herein).

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Except where expressly indicated otherwise, our financial information is presented in U.S. dollars.  All references in this Annual Report to "$" or "US$" mean U.S. dollars, and all references in this Annual Report to "C$" mean Canadian dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of C$1.00 to US$0.7692, which is the average rate for the 2022 fiscal year, (2021 average rate: C$1.00=US$0.798). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

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

"2021 Annual and Special Meeting" means the Corporation's annual general and special meeting of shareholders held on May 14, 2021.

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

"Cannabis Act" means the Cannabis Act, S.C. 2018, c.16 (Canada).

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

"Cobourg Sale" has the meaning set out in "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Transition from Cannabis to Biotechnology".

"Computershare" means Computershare Investor Services Inc., the Corporation's previous registrar and transfer agent of the Corporation.

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

"CSA" has the meaning set out in "Description of the Business - Regulatory Environment - Controlled Substances - United States".

"CSE" means the Canadian Securities Exchange.

"CTA" means Clinical Trial Application.

"date hereof" means the date of this Annual Report, being March 31, 2023.

"DEA" means the U.S. Drug Enforcement Administration.

"Epitech" means Epitech Group SpA.

"Epitech License Agreement" has the meaning set out in "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Epitech License Agreement and Prismic Assignment Agreement".

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

"First Republic" means First Republic Capital Corporation, a company controlled by Anthony Durkacz.

"FSD Australia" means FSD Pharma Australia Pty Ltd, a company formed under the laws of Australia and a wholly owned subsidiary of the Corporation.

"FSD BioSciences" means FSD BioSciences, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of the Corporation.

"FSD-PEA" means ultra-micronized PEA, also known as FSD-201, a lead compound with exhibited anti-inflammatory properties that is being researched and developed by the Corporation through FSD BioSciences.

"FSD Strategic Investments" means FSD Strategic Investments Inc., a corporation incorporated under the laws of Ontario and a wholly owned subsidiary of the Corporation.

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

"OBCA" means the Business Corporations Act (Ontario).

"PEA" means palmitoylethanolamide.

"Poisons Standard" means the Therapeutic Goods (Poisons Standard-February 2023) Instrument 2023 (Cth) (Australia).

"Prismic" means Prismic Pharmaceuticals, Inc., a corporation incorporated under the laws of Arizona and a wholly owned subsidiary of the Corporation.

"Prismic Acquisition" has the meaning set out in "Corporate Structure - History of Prismic".

"Product Candidates" has the meaning set out in "Description of the Business - Products and Sales".

"Requisitioning Shareholders" has the meaning set out in "Item 4. Information on the Company-A. History and Development of the Company-General Development of the Business-Three Year History-Matters Addressed at 2021 Annual and Special Meeting".

"Sales Agent" means A.G.P./Alliance Global Partners.

"SEC" means the U.S. Securities Exchange Commission.

"SEDAR" means System for Electronic Document Analysis and Retrieval.

"Shareholders" means shareholders of the Corporation.

"Stock Options" means incentive stock options of the Corporation.

"TGA" means the Australian Therapeutic Goods Administration.

"UHN License Agreement" has the meaning set out in "Item 4. Information on the Company-A. History and Development of the Company-General Development of the Business - Three Year History - UHN License Agreement".

"USPTO" means the United States Patent and Trademark Office.

"Warrants" means warrants of the Corporation to purchase Class B Shares.

FORWARD-LOOKING STATEMENTS

The information provided in this Annual Report, including information incorporated by reference, contains certain "forward‐looking information" or "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "Forward‐Looking Statements"). Forward-Looking Statements relate to future events or future performance, business prospects or opportunities of the Corporation that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. All statements other than statements of historical fact may be Forward-Looking Statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be Forward-Looking Statements. Forward-Looking Statements are often, but not always, identified by words or phrases such as "hope", "would", "seek", "anticipate", "believe", "expect", "plan", "continue", "estimate", "will", "predict", "intend", "forecast", "future", "target", "project", "capacity", "could", "should", "might", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: discussions concerning the Corporation's exploration of near-term funding strategies; the Corporation's plans to advance the research & development of Product Candidates (as defined below) to commercialization through studies and clinical trials, including anticipated timing and associated costs; the application and the costs associated with such planned trials, and the Corporation's ability to obtain required funding and the terms and timing thereof; the expansion of our product offering(s), our business objectives and the expected impacts of previously announced acquisitions and developments; the investigational new drug FDA and Health Canada application process and any review thereof and its affects on our business objectives. Readers are cautioned not to place undue reliance on Forward-Looking Statements as the Corporation's actual results may differ materially and adversely from those expressed or implied.

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

Although the Corporation believes that the expectations and assumptions on which the Forward-Looking Statements are based are reasonable, undue reliance should not be placed on the Forward-Looking Statements, because no assurance can be given that such statements will prove to be correct. Since Forward-Looking Statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially and adversely from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Corporation and history of losses, and anticipated significant losses for the foreseeable future incurred to pursue commercialization of Product Candidates (as defined below); the Corporation's inability to file INDs (as defined below) or CTAs (as defined below) on timelines it reasonably anticipates, if at all; the Corporation's ability to identify, license or discover additional product candidates; the Product Candidates being in the preclinical development stage; the Corporation's reliance on its Product Candidates; the Corporation's ability to successfully develop new commercialized products or find a market for their sale; the impact of any future recall of the Corporation's products; the Corporation's ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Corporation operates; failure to achieve the degree of market acceptance and demand for our products or Product Candidates by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including due to the possibility that alternative, superior treatments may be available prior to the approval and commercialization of Product Candidates, should such approval be received at all; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of Product Candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of any Product Candidate, including the effectiveness of Lucid-MS (as defined below) as a treatment for MS (as defined below) or Lucid-PSYCH (as defined below) as a treatment for major depressive disorder or other mental health disorders; results of earlier studies or clinical trials not being predictive of future clinical trials and initial studies or clinical trials not establishing an adequate safety or efficacy profile for the Corporation's Product Candidates to justify proceeding to advanced clinical trials or an application for regulatory approval; potential side effects, adverse events or other properties or safety risks of the Corporation's Product Candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a Product Candidate, limit their commercial potential, if approved, or result in other negative consequences; preliminary, interim data obtained from the Corporation's clinical trials that it may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures; inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any Product Candidates that the Corporation may develop; the ability to provide the capital required for research, product development, operations and marketing; violations of laws and regulations resulting in repercussions; risks inherent in an pharmaceutical business and the development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all;

delays in clinical trials; psychedelic-inspired drugs possibly never being approved as medicines or other therapeutic applications; the Corporation's inability to attain or maintain the regulatory approvals it needs in any jurisdiction to commercialize, distribute or sell any Product Candidate or other pharmaceutical products; failure of counterparties to perform contractual obligations; changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for the Corporation, including in relation to restrictions on branding and advertising, regulation of distribution and excise taxes; uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in Product Candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs; the effect that any public health crises, such as pandemics or epidemics may have on the Corporation's business; the price of our securities may be volatile due to a variety of factors, including volatility in the capital markets generally, geopolitical events, public health emergencies, macro  economic pressures and natural disasters; the Corporation's anticipated negative cash flow from operations and non-profitability for the foreseeable future; the inability to obtain required additional financing on terms favourable to the Corporation or at all; the dilutive effects of future sales or issuances of equity securities and the conversion of outstanding securities to Class B Shares (as defined below); the Corporation's dual class share structure; the market price of the Class B Shares possibly being subject to wide price fluctuations; whether an active trading market for the Corporation's Class B Shares is sustained; the Corporation's ability to maintain compliance with Nasdaq's rules for continued listing on the Nasdaq Stock Market; the Corporation's ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on its operations; lack of dividends, and reinvestment of retained earnings, if any, into the Corporation's business; the Corporation's reliance on management, key persons and skilled personnel; reliance on contract manufacturing facilities; manufacturing problems that could result in delay of the Corporation's development or commercialization programs; the Corporation's expected minimal environmental impacts; insurance and uninsured risks; claims from suppliers; conflicts of interest between the Corporation and its directors and officers; the Corporation's ability to manage its growth effectively; the Corporation's ability to realize production targets; supply chain interruptions and the ability to maintain required supplies of, equipment, parts and components; the Corporation's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; results of litigation; the dependence of the Corporation's operations, in part, on the maintenance and protection of its information technology systems, and the information technology systems of its third-party research institution collaborators, CROs or other contractors or consultants, which could face cyber-attacks; failure to execute definitive agreements with entities in which the Corporation has entered into letters of intent or memoranda of understanding; unfavourable publicity or consumer perception towards the Product Candidates; reputational risks to third parties with whom the Corporation does business; failure to comply with laws and regulations; the Corporation's reliance on its own market research and forecasts; competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change; the Corporation's ability to safely, securely, efficiently and cost-effectively transport our products to consumers; liability arising from any fraudulent or illegal activity, or other misconduct or improper activities that the Corporation's directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements; unforeseen claims made against the Corporation, including product liability claims or regulatory actions; reliance on single-source suppliers, including single-source suppliers for the acquisition of the drug substance and drug product for any of the Product Candidates; inability to obtain or maintain sufficient intellectual property protection for the Corporation's Product Candidates; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on Product Candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Corporation's patents and other intellectual property; invalidity or unenforceability of patents, including legal challenges to patents covering any of the Product Candidates; claims regarding wrongfully used or disclosed confidential information of third parties; inability to protect property rights around the world; the impact of general economic conditions on the Corporation's mortgage investment activities; risks related to the Corporation's status as a foreign private issuer; the Corporation taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Corporation's classification as a "passive foreign investment company"; that the Corporation's international business operations, including expansion to new jurisdictions, could expose it to regulatory risks or factors beyond our control such as currency exchange rates and changes in governmental policy; risks related to expansion of international operations; the Corporation's ability to produce and sell products in, and export products to, other jurisdictions within and outside of Canada and the United States, which is dependent on compliance with additional regulatory or other requirements; regulatory regimes of locations for clinical trials outside of Canada and the United States; failure to obtain approval to commercialize Product Candidates outside of Canada and the United States; if clinical trials are conducted for Product Candidates outside of Canada and the United States, the FDA, Health Canada and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited; and other factors beyond the Corporation's control.

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

SUMMARY RISK FACTORS

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled "Risk Factors." These risks include, among others, the following:

  Drug development is a highly uncertain undertaking and involves a substantial degree of risk;
  There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq;
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
  The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease, inflation, stagflation, supply chain and interest rate pressures, foreign currency exchange rate fluctuations, the ongoing conflict between Russia and Ukraine and political developments in Hong Kong and Taiwan, natural disasters and other macroeconomic and geopolitical events may materially and adversely affect our business and financial results and could cause a disruption to the development of our product candidates;
  The Corporation operates in a highly regulated industry and is subject to a wide range of federal, state and local laws, rules and regulations, including FDA and Health Canada regulatory requirements and laws pertaining to fraud and abuse in healthcare, that affect nearly all aspects of our operations. Failure to comply with these laws, rules and regulations, or to obtain and maintain required licenses, could subject the Corporation to enforcement actions, including substantial civil and criminal penalties, and might require us to recall or withdraw a product from the market or cease operations, which could materially and adversely affect our business, financial condition and results of operations;
  Any significant interruption in the supply chain for key inputs could materially impact the Corporation's business;
  Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Shares could decrease the value of the Class B Shares and dilute investors' voting power;
  The Corporation's dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Shares;
  A decline in general economic conditions may impact the viability and success of our mortgage investment activities;
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

Prior to commencing clinical trials for a Product Candidate in the United States, Canada or other jurisdictions, the Corporation may be required to have an IND or CTA (or equivalent) in effect for the Product Candidate and to file additional INDs or CTAs prior to initiating any additional clinical trials. The Corporation believes that the data from previous studies will support the filing of INDs or CTAs to enable the Corporation to undertake clinical studies as it has planned. However, submission of an IND or CTA (or equivalent) may not result in the FDA or Health Canada (or other comparable regulatory authorities) allowing clinical trials to begin and, once begun, issues may arise that will require the Corporation to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or CTA, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs or CTAs (or equivalent) and commence or continue clinical programs will significantly limit the Corporation's opportunity to generate revenue.

The Product Candidates may not receive regulatory approval, in a timely manner, if at all, or may receive regulatory approval on limiting terms.

Before obtaining marketing approval from regulatory authorities for the sale of a Product Candidate, we must conduct extensive preclinical and clinical trials to demonstrate its safety and efficacy in humans. Obtaining regulatory approval for pharmaceuticals, including approval by the FDA, Health Canada, TGA and other comparable regulatory authorities, is a lengthy, expensive and unpredictable process, and depends upon numerous factors at the substantial discretion of the regulatory authorities, including, without limitation, the design of clinical trials, broadness of population studied with respect to clinical trials, risk-benefit ratio for a Product Candidate's proposed indication and processes of our third-party manufacturers of clinical and commercial supplies. Approval policies, regulations, or the type and amount of nonclinical or clinical data necessary to gain approval may change during the course of a Product Candidate's development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application.

In particular, clinical testing is expensive, time consuming, and subject to significant uncertainty. We cannot be certain that future Product Candidate clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and Product Candidate drug trials may not be successful. Events that may prevent successful, timely initiation or completion of clinical trials include, without limitation, (i) the inability to obtain additional financing required to conduct the clinical trials; (ii) delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies; (iii) the inability to generate sufficient data to support the initiation or continuation of clinical trials; (iv) delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical product candidate development; (v) delays in establishing clinical trial sites, including reaching agreements on acceptable terms with prospective contract research organizations ("CROs"), recruiting suitable clinical investigators, and obtaining required regulatory approvals for each clinical trial site; (vi) deficiencies or delays in testing operations of the Corporation or testing and manufacturing operations of relevant third-parties including CROs; (vii) difficulties in securing access to testing materials, enrolling a sufficient number of suitable patients or obtaining other resources for clinical testing; (viii) unanticipated additional costs associated with the preclinical or clinical trials of any Product Candidates; (ix) side effects, unexpected characteristics and other safety concerns associated with the use of Product Candidates; (x) modifications or terminations of study plans based on findings from preclinical or clinical trials, including discovery of undesirable side effects associated with any of the Product Candidates; (xi) changes to government regulations or regulatory authority policies; and (xii) any negative findings or decisions from regulatory authorities relating to our clinical trials, including delays in approvals, rejections and suspensions.

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

Our principal assets include the Epitech License and the UHN License, which provides us with an exclusive, multi-jurisdictional license to use certain patents and other intellectual property rights associated with FSD-PEA, that are owned by Epitech, and Lucid-MS, that are owned by UHN. Under the Epitech License, we are obligated to use commercially reasonable efforts to develop FSD-PEA, with a view to filing an NDA with the FDA as soon as practicable. We are also obligated to make milestone payments and royalties to Epitech and UHN under the Epitech License Agreement and UHN License Agreement, respectively, which may limit our future profitability and our ability to enter into marketing partnership agreements. If we materially breach any of the terms of the Epitech License Agreement or UHN License Agreement (and fail to cure such breach with the specified time, to the extent a cure period is available for such breach), Epitech or UHN, as applicable, could terminate such agreement. If we were to lose or otherwise be unable to maintain the Epitech License, or the UHN License on acceptable terms, or find that it is necessary or appropriate to secure new licenses from other third parties, we may not be able to market FSD-PEA or Lucid-MS, as applicable, and our current business model and plan would be impaired, which would have a material adverse effect on our business, operating results and financial condition. See also "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Epitech License Agreement and Prismic Assignment Agreement".

Product Candidates may fail to achieve a sufficient degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community.

The commercial success of any Product Candidate will depend upon their degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, even if future trials for a Product Candidate are successful and such Product Candidate receives marketing approval, which may occur much later than anticipated or not at all, the Product Candidate may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of a Product Candidate, if approved for commercial sale, will depend on a number of factors, including (i) the availability of alternative, superior treatments for a particular condition prior to the approval and commercialization of the Product Candidate for such treatment; (ii) the efficacy and safety of the Product Candidate, including side effects or unexpected characteristics; (iii) the ability to offer the Product Candidate for sale at competitive prices; (iv) the ability to manufacture the Product Candidate in sufficient quantities and to offer appropriate patient access programs, such as co-pay assistance; (v) convenience and ease of dosing and administration compared to alternative treatments; (vi) the clinical indications for which the Product Candidate is approved by the FDA or Health Canada, if it approved at all, or comparable regulatory agencies; (vii) product labeling or product insert requirements of the FDA, Health Canada or other comparable regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling; (viii) restrictions on how the Product Candidate is distributed; (ix) publicity concerning the Product Candidate or competing products and treatments; (x) the strength of marketing and distribution support; (xi) favorable third-party coverage and sufficient reimbursement; and (xii) the prevalence and severity of any side effects or adverse effects.

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to Product Candidates from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies world-wide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our future pharmaceutical products may face direct competition from generic and other follow-on drug products. See "-If approved, our Product Candidates may face competition from generic drugs approved through an abbreviated regulatory pathway".

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

In the United States, certain psychedelic drugs are classified as Schedule I drugs under the CSA (21 U.S.C. § 811) and the Controlled Substances Import and Export Act and as such, medical and recreational use is illegal under the U.S. federal laws. In Canada, certain substances are classified as controlled substances and are listed on Schedule III of the CDSA and are also listed under the Schedule to Part J to the FDR, which results in very restricted use as substances listed under this Part can generally only be used for research or clinical testing under limited circumstances. There is no guarantee that psychedelic drugs will ever be approved as medicines or other therapeutic applications in any jurisdiction in which the Corporation operates.

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

The failure of the Corporation to maintain compliance with applicable federal, state or provincial requirements, or the loss or diversion of controlled substances, can result in significant enforcement actions. The DEA and/or state authorities could seek civil penalties, refuse to renew registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to civil and criminal prosecutions, fines, penalties and forfeitures. Overall, a violation of any laws and regulations in the jurisdictions in which the Corporation operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Corporation operates, or by private citizens, or through criminal charges. The loss of the necessary licenses, permits or exemptions, including the loss of access to licensed facilities, for use of controlled drugs could have an adverse effect on the Corporation's operations.

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

Additionally, if we or others later identify undesirable side effects caused by our Product Candidates once approved, several potentially significant negative consequences could result, including: (i) regulatory authorities may suspend or withdraw approvals of such product candidate; (ii) we may be required to change the way a product candidate is administered or conduct additional clinical trials; (iii) we may be required to include additional warnings on a product candidate's labeling or the product candidate may be subject to restrictive distribution requirements; (iv) we could be sued and held liable for harm caused to patients; and (v) our reputation may suffer. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Although a substantial amount of the Corporation's effort will focus on the continued research and pre‐clinical and clinical testing, potential approval and commercialization of its Product Candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Corporation's research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following: (i) the Corporation's research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;  (ii) the Corporation may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates; (iii) the Corporation's product candidates may not succeed in pre‐clinical or clinical testing; (iv) the Corporation's product candidates may be shown to have harmful side effects or may have other characteristics that may make the product candidates unmarketable or unlikely to receive marketing approval; (v) competitors may develop alternatives that render the Corporation's product candidates obsolete or less attractive; (vi) product candidates the Corporation develops may be covered by third parties' patents or other exclusive rights; (vii) the market for a product candidate may change during the Corporation's program such that the further development of a product candidate may become undesirable; (viii) a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and (ix) a product candidate may not be accepted as safe and effective by patients, the medical community or third‐party payors.

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

Any problems in our CMOs' manufacturing process or facilities could result in delays or cancellations of planned clinical trials, failures in satisfying ongoing regulatory obligations (before and after regulatory approval for a Product Candidate is obtained) and increased costs.  Such problems could also make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for products.

The Product Candidates, if approved, will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical studies.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw product approval. Similar laws in other jurisdictions would also apply.

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

The FDC Act also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Regulatory or political change with respect to psychedelic-inspired drugs could occur.

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

We may be unable to establish sufficient sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates in a compliant manner even if regulatory approvals are obtained.

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

Whether we develop an in-house sales and marketing infrastructure or outsource any functions to third parties, we must ensure that our promotional materials, training materials, and other activities surrounding the sales and promotion of our product candidates comply with FDA regulations and other applicable laws and regulations governing the promotion of our products in the U.S. and other jurisdictions.  Medical products may be marketed only for the indications for which they are approved.  The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

If the FDA or the competent authorities in other jurisdictions determine that our promotional materials or training constitutes promotion of an unapproved use, they could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled or warning letter, an injunction, seizure, civil fines and criminal penalties. It is also possible that federal, state or national enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and the commercialization of our products could be impaired.

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

General Corporate Risks

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effect of the COVID-19 pandemic, political developments, geopolitical unrest or other conflicts or natural disasters in foreign nations, including the ongoing conflict between Russia and Ukraine, political developments in Hong Kong and Taiwan, and inflationary pressures may alter the ways in which we conduct our business operations and manage our financial capacities.

To varying degrees, the ways in which we conduct our business operations and manage our financial capacities are influenced by macroeconomic conditions that affect companies directly involved in or providing services related to the drug and biological product development. For example, real GDP growth, business and investor confidence, the COVID-19 pandemic, inflation, employment levels, oil prices, interest rates, tax rates, availability of consumer and business financing, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect not only our decisions and ability to engage in research and development and clinical trials, but also those of our management, employees, third-party contractors, manufacturers and suppliers, competitors, stockholders and regulatory authorities. The ongoing military conflict between Russia and Ukraine and other geopolitical and social unrest has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest, natural disasters or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products.

Economic uncertainty may adversely affect our access to capital, cost of capital and ability to execute our business plan as scheduled.

Generally, worldwide economic conditions remain uncertain. Access to capital markets is critical to our ability to operate. Traditionally, biotechnology companies have funded their research and development expenditures through raising capital in the equity markets. Declines and uncertainties in these markets in the past have severely restricted raising new capital and have affected companies' ability to continue to expand or fund existing research and development efforts. We require significant capital for research and development for our product candidates and clinical trials. The general economic and capital market conditions, both in the U.S. and worldwide, have been volatile and at times have adversely affected our access to capital and increased the cost of capital. For example, the ongoing military conflict between Russia and Ukraine, the possibility of a wider European or global conflict, global sanctions imposed in response thereto and the possibility of a global energy crisis resulting therefrom, has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If global capital markets deteriorate, including as a result of political unrest or war, it may make any necessary financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. If economic conditions become worse, our future cost of equity or debt capital and access to the capital markets could be adversely affected. If we are unable to access the capital markets on favorable terms, our ability to execute our business plan as scheduled would be compromised. Moreover, we rely and intend to rely on third parties, including clinical research organizations, contract manufacturing organizations and other important vendors and consultants. Global economic conditions may result in a disruption or delay in the performance of our third-party contractors and suppliers. If such third parties are unable to adequately satisfy their contractual commitments to us in a timely manner, our business could be adversely affected.

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

In general, the Corporation is subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on Shareholders' investment and the likelihood of success must be considered in light of the early stage of our operations.

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

Another risk associated with the production and sale of pharmaceutical products is the loss of important personnel. The success of the Corporation will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. As a consequence of the events leading up to and following the 2021 Annual and Special Meeting, the Corporation experienced significant turnover of its senior management. While, as of the date of this Annual Report, the Company does not anticipate any senior management turnover in the near term, there is no guarantee that the Corporation will be able to retain its senior management going forward. If key personnel depart, including Anthony Durkacz, Zeeshan Saeed, Nathan Coyle, Dr. Lakshmi Kotra or Donal Carroll, the Corporation may not be able to find appropriate replacements on a timely basis.

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

The Corporation's dual class structure has the effect of concentrating voting control for holders of Class A Shares and the ability to influence corporate matters with those Shareholders. Currently, there are 72 outstanding Class A Shares issued and outstanding. Class A Shares have 276,660 votes per share and Class B Shares have one vote per share. As of March 30, 2023, Shareholders who hold Class A Shares together hold approximately 32.89% of the voting power of the Corporation's outstanding voting shares and therefore have significant influence over management and affairs of the Corporation and over all matters requiring Shareholder approval.

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

A decline in general economic conditions may impact the viability and success of our mortgage investment activities.

FSD Strategic Investments has made investments in loans that are secured by first collateral mortgages on real estate in the Greater Toronto Area. A decline in general economic conditions could adversely impact the ability of borrowers to service their loans and could cause default rates to increase. This could have a material adverse effect on FSD Strategic Investments' financial condition and results of operations.

A decline in property values could adversely affect the value of the security on mortgages held by FSD Strategic Investments, thereby reducing the ability to liquidate properties held by defaulting borrowers at favourable prices.

The profits earned on mortgages depend, in part, on the spread between mortgage rates and capital market funding rates and any fee income derived therefrom. FSD Strategic Investments' mortgage portfolios include assets whose value can fluctuate because of changing interest rates and economic and market conditions. In addition, some of these assets could be difficult to sell at any given time. Changes in interest rates and other market factors such as stock market prices and demographics could affect the preferences of its customers for different types of loan products and adversely impact our profitability. A reduction in positive spreads between mortgage rates and capital market funding rates could have a material adverse effect on FSD Strategic Investments' financial condition and results of operations.

Investments in mortgages are relatively non-liquid assets. The nature of the assets held by FSD Strategic Investments may inhibit its ability to quickly respond to changes in broader economic or investment conditions. If the value of the properties underlying FSD Strategic Investments' mortgages begin to deteriorate, it will be difficult for FSD Strategic Investments to liquidate certain assets in response to these changes. The liquidity profile of FSD Strategic Investments' mortgages can create challenges for it to manage its risk exposure. Reduced asset liquidity may restrict FSD Strategic Investments' ability to sell assets for cash without taking significant losses, which may result in a material adverse effect on FSD Strategic Investments' financial condition and results of operations.

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

In addition, as a "foreign private issuer" whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements, including those related to: shareholder approval for certain dilutive events under Nasdaq Marketplace Rule 5635, quorum requirements for shareholder meetings under Nasdaq Marketplace Rule 5620(c), certain independence requirements of certain committees of our Board under Nasdaq Marketplace Rule 5605 and proxy delivery requirements under Nasdaq Marketplace Rule 5620(b). Accordingly, the Corporation has opted to follow certain corporate governance practices required by its home country under the CSE, Canadian federal and provincial corporate and securities laws and the Corporation's Articles, as applicable. See "Item 16G. Corporate Governance" for more details related to the differences between our home country requirements and Nasdaq requirements.

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

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our common stock are listed on Nasdaq. There can be no assurance that we will continue to meet Nasdaq's listing standards. On September 27, 2022, we received a letter (the "Nasdaq Notification Letter") from the listing qualifications department staff of Nasdaq notifying us that the Corporation is not in compliance with the minimum bid price requirement set forth in Nasdaq's rules for continued listing on the Nasdaq Capital Market. While we have since regained compliance with Nasdaq's minimum bid price requirement, there can be no guarantee that we will be able to maintain such compliance in the future. If we lose our ability to maintain compliance with Nasdaq's continued listing rules, we and our stockholders could face significant material adverse consequences, including:

• a limited availability of market quotations for our securities;

• reduced liquidity for our securities;

• a determination that our Class B Shares is a "penny stock," which will require brokers trading in our Class B Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

• a limited amount of news and analyst coverage; and

• a decreased ability to issue additional securities or obtain additional financing in the future.

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

We have recently established an Australian subsidiary, FSD Australia (see "Item 4. Information on the Company-A. History and Development of the Company-Intercorporate Relationships-History of FSD Australia"), and may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

The Corporation is currently party to several legal proceedings and may become a party to potential future litigation.

The Corporation is currently party to a number of proceedings; see "Item 8.A. Consolidated Statements and Other Financial Information-Legal Proceedings". Such litigation could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation's business and operations. The complexity of any such claims and the inherent uncertainty of commercial, employment and other litigation increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and may enter into settlement agreements.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or 50% or more of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and the Company's PFIC status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. We believe that we may be considered a PFIC for the year ended December 31, 2022. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we may be considered a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company's assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year. If we are characterized as a PFIC, our shareholders who are U.S. taxpayers may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Class B Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Class B Shares by individuals who are U.S. taxpayers, and the addition of interest charges to the tax on such gains and certain distributions. For more information, please see "Item 10.E.-Taxation - Certain Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules".

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

The Corporation's head and registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9 and its telephone number is 416-854-8884. As at the date of this Annual Report, the Corporation is a reporting issuer in each of the provinces of Canada (other than Québec). The Corporation's registrar and transfer agent is Marrelli Trust Company Limited. The Corporation's agent for service in the United States is CT Corporation, 28 Liberty Street, New York, New York 10005.

Intercorporate Relationships

As at the date of this Annual Report, the Corporation has five material subsidiaries, Lucid, FSD BioSciences, Prismic, FSD Strategic Investments and FSD Australia, which are all wholly owned by the Corporation.

History of Lucid

Lucid is incorporated under the OBCA and was acquired by the Corporation on September 21, 2021. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Lucid Acquisition" below. Lucid is a Canadian-based specialty biotechnology company focused on the development of therapies to treat critical neurodegenerative diseases. Lucid is currently focused on research and development of Lucid-PSYCH and Lucid-MS, which are molecular compounds identified for potential treatment of neurodegenerative disorders, including major depressive disorder, and MS, respectively.

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

History of Prismic

Prismic is incorporated under the laws of the State of Arizona. The registered and head office of Prismic is located at 474 Grove Street, Suite 740, Worcester, Massachusetts, United States, 06105. Prior to the acquisition of Prismic by the Corporation (the "Prismic Acquisition"), Prismic Pharmaceuticals, Inc. and Epitech had entered into a license agreement (the "Prismic License Agreement") which involved the licensing of certain intellectual property rights associated with FSD-PEA. In connection with the Prismic Acquisition, Prismic Pharmaceuticals, Inc. transferred and assigned to the Corporation all of its interest in the Prismic License. Following the completion of the Prismic Acquisition, the Corporation entered into the Epitech License Agreement, which replaces the Prismic License Agreement and grants the Corporation an exclusive, world-wide license (excluding Italy and Spain) to exploit, for certain specified pharmaceutical purposes, patents and other intellectual property rights to FSD-PEA owned by Epitech. Pursuant to an assignment agreement (the "Prismic Assignment Agreement") between Prismic and FSD Pharma, Prismic holds the right to receive, from FSD, a percentage of the net sales of Prismic Assignment Products (as defined below). See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Epitech License Agreement and Prismic Assignment Agreement" for further details.

History of FSD Strategic Investments

FSD Strategic Investments is incorporated under the laws of Ontario. The registered and head office of FSD Strategic Investments is 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property. FSD Strategic Investments earns interest through fixed rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property, with a first collateral mortgage on the secured property. During Fiscal 2022, the Company invested approximately C$7 million dollars in loans secured by real property primarily located in the Greater Toronto Area. These loans are considered to by highly collateralized as they are issued up to 55% of the appraised value of the secured property.

History of FSD Australia

FSD Australia is formed under the laws of Australia. The registered and head office of FSD Australia is Level 7 330 Collins Street, Melbourne VIC, 3000. FSD Australia was established to facilitate the Corporation's development of Lucid-PSYCH by running Australian clinical trials in respect of Lucid-PSYCH, and potentially other assets. Subject to satisfaction of relevant eligibility criteria, FSD Australia may be entitled to claim the Australian research and development tax incentive for eligible expenditure it incurs on eligible research and development activities.

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

From June 22, 2021 to September 14, 2021, the Corporation entered into agreements with several service providers (each a "Service Provider") to assist the Corporation in a variety of investor relations and market-making functions. In consideration for these services, the Corporation agreed to issue to such service providers an aggregate of 16,304 Class B Shares as a one-time issuance at a deemed price of US$1.84; 19,524 Class B Shares per month at a deemed price of US$1.68 per share; US$100,000 in cash per month; and C$13,000 in cash per month. By February 2022, activities with all but four Service Providers were suspended or terminated, reducing aggregate monthly fees paid to the remaining Service Providers to approximately US$35,374 in cash and US$22,500 in Class B Shares. During the year ended December 31, 2022, the Corporation issued 107,144 Class B Shares for services received during the period with a fair value of US$120,000. The fair value for these issuances was based on services received. Further, during the year ended December 31, 2022, the Company also issued 51,000 Class B Shares for services received during the period with a fair value of US$49,500. The Company determined the fair value of the services received in connection with these issuances could not be measured reliably and determined fair value based on the underlying share price on the date of issuance. As of date of this Annual Report, the Corporation has suspended or terminated all activities with these Service Providers.

On December 21, 2021, the Board authorized the repurchase by the Corporation of up to 2,000,000 Class B Shares, being approximately 5% of the Corporation's issued and outstanding Class B Shares as of that date, from time to time over 12 months (the "2022 NCIB"). The 2022 NCIB commenced on January 4, 2022 and terminated on December 31, 2022. Under the 2022 NCIB, the Corporation repurchased for cancellation 1,999,800 Class B Shares at an average price of approximately C$1.20 per Class B Shares.

On March 9, 2022, the Corporation issued 30,000 Class B Shares, at the closing market price of the Corporation's Class B Shares on the CSE on such date, to Crystal Research Associates ("Crystal") in consideration for the preparation of the research report conducted by Crystal as previously disclosed in the Company's press release dated March 15, 2022.

On April 15, 2022, the Corporation entered into a contract with Tekkfund Capital Corp ("TCC") for services to structure and assist with certain business development strategies, pursuant to which the Corporation has issued an aggregate of 21,000 Class B Shares to TCC and pays TCC a monthly fee of C$12,500 plus HST.

On January 12, 2023, the Board authorized the repurchase by the Corporation of up to 1,925,210 Class B Shares, being approximately 5% of the Corporation's issued and outstanding Class B Shares as of that date, from time to time over 12 months (the "2023 NCIB"). The 2023 NCIB commenced on January 18, 2023 and will terminate on January 17, 2024, unless terminated earlier by the Corporation. The actual number of Class B Shares purchased, timing of purchases and purchase price will depend on market conditions. The Corporation will purchase the Class B Shares through the facilities of the CSE at the prevailing market price on the CSE at the time of purchase, subject to limitations imposed by applicable securities laws. All Class B Shares purchased by the Corporation will be cancelled. As of the date of this Annual Report, the Corporation has repurchased 1,904,700 Class B Shares under the 2023 NCIB.

On February 13, 2023, the Corporation issued Warrants to purchase 500,000 Class B Shares to Jason Gold and Warrants to purchase 300,000 Class B Shares to Pillow Hog Ventures Inc. in exchange for consulting services provided to the Corporation. The Warrants vested immediately and will expire on March 30, 2024 with an exercise price ranging from $1.50 USD to $4.50 USD.

On February 13, 2023, the Corporation issued Warrants to purchase 500,000 Class B Shares to Zapability LLC in exchange for consulting services provided to the Corporation. Each tranche of Warrants will expire 12 months from the first day that the individual tranche vests and no later than February 15, 2026 with an exercise price ranging from $1.85 USD to $8.00 USD.

On February 27, 2023, the Corporation issued Warrants to purchase 1,000,000 Class B Shares to Kevin Harrington in exchange for consulting services provided to the Corporation. The Warrants vested immediately and will expire on February 27, 2026 with an exercise price ranging from $1.75 USD to $8.00 USD.

On March 24, 2023, the Corporation issued Warrants to purchase 1,000,000 Class B Shares to Gerard David in exchange for consulting services provided to the Corporation. The Warrants vested immediately and will expire on March 24, 2026 with an exercise price ranging from $1.75 USD to $8.00 USD.

Transition from Cannabis to Biotechnology

From May 2018 to March 2020, the focus of the Corporation's business was the cultivation, processing and sale of medical cannabis. Between March 2018 and June 2020, the Corporation made investments in and entered into agreements with a number of cannabis-related ventures (the "Cannabis Investments").

In March 2020, in response to challenging market conditions among Canadian licensed cannabis producers, the Corporation elected to fully pivot from cannabis to becoming a pharmaceutical and biotechnology venture. Following this decision, in July 2020, the Corporation forfeited all of its Cannabis Licenses and suspended all activities of FV Pharma, the wholly owned subsidiary through which it had conducted its cannabis business. All material Cannabis Investments have been liquidated or terminated. Among them was an investment in Cannara Biotech Inc. ("Cannara"), which the Corporation sold in February 2020 to a consortium of buyers for cash proceeds of approximately C$7.7 million. The terms of the sale were negotiated at arm's length with a group of buyers that included entities controlled by members of the Cannara board and senior management. A substantial portion of the Corporation's shareholdings in Cannara were subject to a statutory escrow period which expired in December 2021. Under the terms of the transaction, the buyers agreed to acquire all of the Cannara shares owned by the Corporation subject to escrow and, as such, assumed all of the associated market risk. The Corporation is no longer engaged in any cannabis-related activities.

On February 23, 2022, FV Pharma entered into a firm agreement in connection with the sale of the Facility and the Facility Property (the "Cobourg Sale"), being substantially all of FV Pharma's assets. The Cobourg Sale was completed on May 6, 2022, for gross proceeds of C$16,400,000. Net of commissions and fees, the sale added approximately C$15,480,780 in non-dilutive cash to the Corporation's balance sheet.

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

Under the terms of the Epitech License Agreement, the Corporation is required to make payments to Epitech upon the achievement of specified milestones. The Corporation was required to pay the non-refundable sum of US$300,000 on or before October 31, 2019. Upon first notification by the FDA of approval of an NDA, the non-refundable sum of US$700,000 is due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of an NDA, the Corporation is required to pay the non-refundable sum of US$500,000. Within ten business days of the first notification of approval of a Supplemental NDA by the FDA, the Corporation is required to pay the non-refundable sum of US$1,000,000 to Epitech.

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

Pursuant to the Prismic Assignment Agreement, Prismic holds the right to receive a percentage of the net sales of products ("Prismic Assignment Products") developed for conditions relating to pain in humans and certain other conditions using certain intellectual property owned or controlled by Epitech or its affiliates including those relating to PEA. Unless otherwise terminated in accordance with its terms, the Prismic Assignment Agreement will remain in force until the Corporation is no longer obligated to pay royalties under the Prismic Assignment Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the licensed patents covering the Prismic Assignment Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Prismic Assignment Product in a country will conclusively demonstrate that a valid claim does not cover the Prismic Assignment Product in that country.

Phase 1 (Australia) Trials

On March 9, 2020, the Corporation received approval from the Human Research Ethics Committee of Alfred Hospital ("Alfred Hospital Ethics Committee"), part of the Alfred Health group of hospitals serving the state of Victoria, Australia (collectively, "Alfred Hospital"), to initiate a Phase 1, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of FSD-PEA in normal healthy volunteers (the "Australia FSD-PEA Phase 1 Trials").

The Corporation has completed Phase 1 clinical trials in accordance with FDA-approved guidelines.

On June 20, 2020, the Corporation received top-line results from the Australia FSD-PEA Phase 1 Trials, with no significant safety concerns found up to the highest dose tested of 2400 mg/day. The Australia FSD-PEA Phase 1 Trials were a single-site study and were conducted at the Alfred Hospital with 48 healthy adult men and women enrolled. The trial sequentially tested single ascending doses ranging from 600 mg to 2400 mg tablets and multiple ascending doses ranging from 600 mg to 1200 mg tablets administered twice daily for 7 consecutive days. The single ascending dose subjects also were tested for food effect.

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

Following the 2021 Annual and Special Meeting, the Corporation retained an independent biotechnology and pharma-focused investment banking firm to evaluate FSD-PEA's current potential commercial viability for COVID-19 treatment (the "FSD-PEA Review"). On August 24, 2021, based on the results of the FSD-PEA Review, the Corporation terminated the Phase 2 clinical trial of FSD-PEA for use in treating COVID-19 in order to concentrate its resources on more commercially viable opportunities for FSD-PEA. The findings of the FSD-PEA Review suggested that while there were potential commercial opportunities for FSD-PEA, the treatment of COVID-19 by FSD-PEA is specifically unlikely to be commercially viable. See also "Item 3.D. Risk Factors-Risks Related to Product Candidates."

Matters Addressed at 2021 Annual and Special Meeting and Related Matters

In response to a requisition for a special meeting submitted to the Corporation by certain Shareholders (the "Requisitioning Shareholders") which at the time held over 5.1% of the Class B Shares, including Mr. Zeeshan Saeed, the current President and Executive Co-Chairman of the Corporation, and Mr. Anthony Durkacz, who is now the interim CEO and Executive Co-Chairman of the Corporation, the Corporation held an annual and special meeting of shareholders on May 14, 2021. The Requisitioning Shareholders sought to replace six of the incumbent directors, including Dr. Raza Bokhari, with directors selected by such shareholders and were successful.

At the 2021 Annual and Special Meeting, a new Board, consisting of Anthony Durkacz, Zeeshan Saeed, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari, Donal Carroll and Frank Lavelle, was elected. However, shortly following his election, Mr. Lavelle resigned as a director of the Corporation. At a meeting of the Board following the 2021 Annual and Special Meeting, Anthony Durkacz and Zeeshan Saeed were appointed executive co-chairmen of the Board.

Following the 2021 Annual and Special Meeting on May 14, 2021, Dr. Raza Bokhari the then-current CEO of the Corporation, was placed on administrative leave while a special committee comprised of two independent directors (the "Special Committee") investigated, with the assistance of independent counsel, various concerns regarding Dr. Bokhari's actions in his capacity as the Corporation's CEO. Following the completion of its investigation, the Special Committee made a recommendation to the Board and the Board unanimously determined to terminate Dr. Bokhari's employment with the Corporation. Dr. Bokhari was terminated on July 27, 2021 and Anthony Durkacz was appointed as the Corporation's interim CEO.

On June 4, 2021, Dr. Edward J. Brennan, the Chief Medical Officer of the Corporation and former President of FSD BioSciences, resigned from his position as Chief Medical Officer.

On June 1, 2021, Adnan Bashir was appointed to the Board to fill the vacancy left by Frank Lavelle's resignation.

A number of legal proceedings arose from the events leading to and resulting from the 2021 Annual and Special Meeting, many of which have been concluded. See "Item 8.A. Consolidated Statements and Other Financial Information-Legal Proceedings" for more information.

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

FSD-PEA Phase 2 Developments

In September 2022, the Corporation received a "Study May Proceed" letter for the IND application from the FDA and a "Notice of Authorization" from Health Canada for its Phase 2 clinical trial of FSD-PEA. Trials are currently underway for the Corporation's Phase 2 clinical trial for the treatment of chronic pain associated with idiopathic MCAS (MCAD) at two clinical sites in the United States, with a Canadian site to be ready to recruit soon.

Lucid MS Phase 1

In February 2023, the Corporation received regulatory clearance from Health Canada to proceed with the Corporation's Phase 1 clinical trial of Lucid-MS in Canada.

FSD Strategic Investments

FSD Strategic Investments was incorporated in Ontario on May 13, 2022. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property. FSD Strategic Investments was incorporated to assist with the Corporation's treasury functions and assists in managing the Corporation's cash reserves. See "Item 4. Information on the Company-A. History and Development of the Company-Intercorporate Relationships-History of FSD Strategic Investments".

Australian Expansion and Lucid-PSYCH Phase 1

FSD Australia was established on November 24, 2022 to facilitate the Corporation's development of Lucid-PSYCH, including by running Australian clinical trials in respect of Lucid-PSYCH and potentially other assets. Subject to satisfaction of relevant eligibility criteria, FSD Australia may be entitled to claim the Australian research and development tax incentive for eligible expenditure it incurs on eligible research and development activities. A project for a Phase 1 clinical trial of Lucid-PSYCH was submitted through FSD Australia to the Alfred Hospital Ethics Committee in January 2023 and a certificate of approval to proceed with such Phase 1 clinical trial in Australia was received from the Alfred Hospital Ethics Committee in March 2023. See "Item 4. Information on the Company-A. History and Development of the Company-Intercorporate Relationships-History of FSD Australia".

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

Through FSD BioSciences, a wholly owned subsidiary, FSD is focused on pharmaceutical research and development of its lead formulation FSD-PEA (also known as FSD-201). PEA, the active substance in FSD-PEA, interacts with the endocannabinoid system (ECS) in the body and exhibits anti-inflammatory activities. FSD has completed FDA-approved Phase 1 clinical trials for FSD-PEA with positive topline results and has received clearance from the FDA and Health Canada to proceed with Phase 2 clinical trials for FSD-PEA. The Phase 2 study began on January 19, 2023.

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

Through FSD Strategic Investments, the Corporation is involved in the issuance of loans secured by residential or commercial property. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - FSD Strategic Investments" for further details.

FV Pharma and the Facility

In response to challenging market conditions among Canadian licensed cannabis producers, the Corporation forfeited the Cannabis Licenses in July 2020 and suspended all activities by FV Pharma as of September 2020. As a result, the Corporation is no longer engaged in any cannabis-related activities. FV Pharma has accumulated historic tax losses and continues to exist as an entity wholly owned by the Corporation.

The Corporation owned a 64.43-acre property on which the Facility is located (the "Facility Property") and sold the Facility and Facility Property in May 2022. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Transition from Cannabis to Biotechnology" for more details on the Cobourg Sale.

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

FSD-PEA

FSD-PEA is a proprietary formulation of the anti-inflammatory agent PEA in respect of which the Corporation completed Phase 1 clinical trials, received clearance from the FDA and Health Canada to proceed with Phase 2 clinical trials and on January 19, 2023 began Phase 2 clinical trials. PEA is an endogenous molecule produced within the body in response to inflammation and interacts with the endocannabinoid system in the body. For results of Phase 1 clinical trials, see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Phase 1 (Australia) Trials" above. Based on the known anti-inflammatory properties, we believe that FSD-PEA has the potential to address markets with growth opportunities in inflammatory disorders, endometriosis, osteoarthritis, fibromyalgia and opioid-sparing indications such as pain and morphine tolerance, but we have not yet fully studied or developed FSD-PEA for these indications. The Corporation was previously engaged in developing FSD-PEA as a potential treatment of suspected or confirmed cases of COVID-19; however, in response to results of the FSD-PEA Review, the Corporation terminated the Phase 2 clinical trial of FSD-PEA for use in treating COVID-19 in order to concentrate its resources on more commercially viable opportunities for FSD-PEA. In September 2022, the Corporation received regulatory clearance from the FDA and Health Canada to proceed with its Phase 2 clinical trial of FSD-PEA for the treatment of chronic pain associated with idiopathic MCAS (MCAD). The trials are currently underway and the study will be carried out at two clinical sites in the United States and one site in Canada. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History- FSD-PEA COVID-19 Trials".

The Corporation is party to an exclusive world-wide (excepting Italy & Spain) license agreement with Epitech which grants the Corporation intellectual property rights to certain patents owned by Epitech to develop and sell PEA-based pharmaceutical products (see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History-Epitech License Agreement and Prismic Assignment Agreement").

Lucid-MS

Multiple sclerosis is a chronic inflammatory and degenerative disorder of the central nervous system with unpredictable patterns of symptoms and affects millions world-wide. The global treatment market for MS was valued at US$23 billion in 2018, according to a report conducted by Allied Market Research1 . Lucid-MS is a patented new chemical entity, an inhibitor of peptidyl arginine deiminase enzymes which are responsible for post translational citrullination of peptides. Hypercitrullination occurs in MS and other neurodegenerative diseases. Lucid-MS prevents and reverses myelin degradation and disease manifestation, as shown in preclinical models. The results of such models demonstrated functional recovery, preserved myelin and reduced axonal degeneration without suppressing the immune system.

Through the UHN License Agreement, the Corporation received exclusive world-wide intellectual property rights to the patent family of new chemical entities from which Lucid-MS is derived, in the field of therapeutics for human health (see "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History-UHN License Agreement"). In February 2023, the Corporation received regulatory clearance from Health Canada to proceed with the Corporation's Phase 1 clinical trial of Lucid-MS in Canada.

Lucid-PSYCH

The lack of progress in the development of new treatments for mental disorders in the last 30 years created renewed interest in psychedelics as an option for therapy of depression and anxiety. According to research conducted by Data Bridge Market Research, the psychedelics market for mental illness was estimated at US$2.0 billion in 2019 and expected to grow to US$6.9 billion by 20272 . The Corporation intends to take advantage of this market opportunity through the development and commercialization of Lucid-PSYCH. Lucid-PSYCH is a psychoactive molecule identified for the potential treatment of neuropsychiatric disorders, including major depressive disorder and anxiety. Based on Phase 2 clinical data on MDMA-assisted psychotherapy for post-traumatic stress disorder (PTSD) and other recent developments for treatment of neuropsychiatric disorders, it is believed that there is potential for psychedelic-inspired drugs such as Lucid-PSYCH to serve as effective treatments for various neuropsychiatric disorders, including post-traumatic stress disorder, depression (specifically complex treatment-resistant depression and major depressive disorder) and anxiety. Lucid-PSYCH has not yet been fully studied for these indications.

__________________________________
1 https://www.alliedmarketresearch.com/multiple-sclerosis-market

2 https://www.prnewswire.com/news-releases/psychedelic-drugs-market-projected-to-reach-6-859-95-million-by-2027--301069861.html

Lucid-PSYCH is a "controlled substance" as defined in the CDSA and is subject to certain additional regulatory requirements and controls. Through agreements with third parties, the Corporation has access to facilities that have experience and licenses to handle Controlled Substances listed under the CDSA. See "Item 4.B. Business Overview - Regulatory Environment - Controlled Substances-the United States" and "-Controlled Substances-Canada" for additional details.

Proprietary formulations of Lucid-PSYCH are under development by the Corporation, through Lucid. Preclinical development and IND Phase 1-enabling studies on Lucid-PSYCH are underway, in partnership with Covar on an exclusive basis and other contract organizations. A project for a Phase 1 clinical trial of Lucid-PSYCH was submitted through FSD Australia to the Alfred Hospital Ethics Committee in January 2023 and a certificate of approval to proceed with such Phase 1 clinical trial in Australia was received from the Alfred Hospital Ethics Committee in March 2023.

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

Employees

As at December 31, 2022, the Corporation directly employed 17 full-time employees and 25 consultants. The Corporation believes its relationship with its employees, consultants and contractors is good. None of the Corporation's employees are represented by a labour union or subject to a collective bargaining agreement.

Property, Plants and Equipment

The Corporation's current operating plan does not include building infrastructure. The Corporation operates from its head office located in Toronto, Ontario, Canada. On May 6, 2022, the Corporation completed the Cobourg Sale. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Transition from Cannabis to Biotechnology" for more details on the Cobourg Sale.

The following table outlines the properties that the Corporation currently subleases:

Location	Area (in Square Feet)	Lease Expiration Date	Use
Toronto, ON, Canada	4,837	September 29, 2023	Management of global operations
Toronto, ON, Canada	2,149	December 31, 2023	Sublet
Toronto, ON, Canada	2,197	August 28, 2024	Office
Sparks, MD, U.S.A.	880	December 31, 2023	Office and warehousing

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

Regulatory Environment

General

The Corporation is currently focused on obtaining regulatory approvals in the United States, Canada and Australia for the drug candidates it is developing through FSD BioSciences, Lucid and FSD Australia. In the future, the Corporation may consider seeking approvals for these drug candidates in other countries. The following is a summary of the FDA, Health Canada and the TGA approval process that the Corporation and/or its related entities are undertaking with each of the Product Candidates in the United States, Canada and Australia. Assuming the Corporation is successful in obtaining the requisite approvals from FDA, Health Canada or TGA ("Regulatory Approvals") pursuant to the process set out below, it may decide to seek comparable approvals in other countries, which would be subject to different and additional regulatory requirements. Obtaining Regulatory Approval often takes a number of years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials.

The Corporation will be subject to extensive regulations while it focuses on gaining Regulatory Approvals for treatments it is developing with each of the Product Candidates. The United States Food, Drug and Cosmetic Act of 1938, as amended (the "FDC Act"), the Public Health Service Act (United States) (the "PHS Act"), the Therapeutic Goods Act 1989 (Cth) (Australia) (the "TGA Act"), FDA Act and other federal, provincial and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical product candidates for their respective jurisdictions. Failure to comply with applicable regulatory requirements may subject the Corporation to a variety of administrative or judicial sanctions, such as application refusals, warning or untitled letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pre-Clinical and Clinical Development

Pharmaceutical product candidate development in the United States, Canada and Australia typically involves pre-clinical laboratory and animal tests, followed by a submission to commence clinical testing to, as applicable:

(a) the FDA for the United States (an IND);

(b) Health Canada for Canada (a CTA); or

(c) in Australia, (i) where the Clinical Trial Notification ("CTN") process is utilized, to a Human Research Ethics Committee, or (ii) where the Clinical Trial Application ("Australian CTA") process is utilized, to the TGA.

If:

(a) there are no comments from the FDA within 30 days after the submission of the application in the United States;

(b) a "no objection letter" is received from Health Canada; or

(c) in Australia, (i) where the CTN process is utilized, the applicable Human Research Ethics Committee provides its approval and the TGA is notified by way of the due submission of a CTN, or (ii) where the Australian CTA process is utilized, the TGA provides its approval, then clinical trials for the drug may commence in the respective jurisdiction assuming all other requirements are met (such as institution review board approval, informed consents and any additional approvals related to the use of controlled substances). The satisfaction of pre-market approval requirements typically takes many years. The actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or the diseases a product candidate targets.

Before testing any compound in human patients in the U.S., Canada or Australia, a company must generate extensive preclinical data. Preclinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in several animal species to assess the toxicity and dosing of the product candidate and its potential safety and efficacy.  The conduct of the pre-clinical tests must comply with government regulations and requirements, including good laboratory practices. For example in the U.S., certain animal studies must be performed in compliance with the FDA's Good Laboratory Practice regulations and the U.S. Department of Agriculture's Animal Welfare Act.

A Regulatory Approval must be in effect before human clinical trials may commence in the U.S., Canada or Australia, respectively. The results of pre-clinical testing and any previous human experience with the investigational drug are submitted to the FDA, Health Canada or TGA as part of the Regulatory Approval process in each jurisdiction, along with other information, including information about product candidate chemistry, manufacturing and controls, information about the study investigator, and a proposed clinical trial protocol.

There can be regulatory barriers to obtaining an effective Regulatory Approval based on FDA's, Health Canada's or TGA's respective review of the investigative drug and, where applicable, its classification as a known controlled substance.

Clinical trials involve the administration of the product candidate that is the subject of the Regulatory Approval to healthy volunteers or study participants with the disease or condition being studied under the supervision of a qualified investigator. Clinical trials to support an NDA for marketing approval are typically conducted in three sequential phases, but the phases may overlap.

There is a process under which clinical trials may begin and involve the administration of the product candidate that is the subject of the Regulatory Approval to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with applicable government regulations, (ii) in compliance with Good Clinical Practice, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on patients and subsequent protocol amendments must be submitted to the FDA, Health Canada and / or TGA as part of the Regulatory Approval process, as applicable.

The FDA, Health Canada or TGA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with applicable regulatory requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board for approval. An institutional review board (IRB) may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

New Drug Application (NDA) and New Drug Submission (NDS) Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a new drug application (NDA) requesting approval to market the product for one or more indications. The application must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product's pharmacology and chemistry, manufacture and controls. Under the Prescription Drug User Fee Act, a substantial application user fee is required for most NDAs, and the applicant under an approved NDA is also subject to an annual program fee for each prescription product.

After evaluating the NDA, the FDA issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission. Substantial additional testing or information may be required in order for the FDA to reconsider the application.  If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. Additionally, as a condition of approval, the FDA may impose restrictions that could affect the commercial success of a drug or require post-approval commitments, including the completion within a specified time period of additional clinical studies, which often are referred to as "Phase 4" or "post-marketing" studies.  For example, as a condition of approval, the FDA may require a risk evaluation and mitigation strategy ("REMS") to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, such as special training or certification for prescribing or dispensing. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy.

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

Similarly, Health Canada (in Canada) and the TGA (in Australia) regulates, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, post-approval monitoring, marketing and import and export of pharmaceutical products. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, and government review and approval of experimental results prior to giving approval to sell drug products.

The process required by the applicable regulatory authorities before prescription drug product candidates can be marketed in Canada or Australia requires:

(a) in the case of Canada, the submission of a new drug submission ("NDS") to Health Canada; or

(b) in the case of Australia, an application for registration in the Australian Register of Therapeutic Goods ("ARTG"),

the NDS and application for registration on the ARTG collectively referred to as "New Drug Application".

Health Canada and/or TGA, as the case may be, must review and approve the relevant "New Drug Application". Health Canada must also and issue a notice of compliance and both Health Canada and TGA must issue a drug identification number prior to any commercial marketing, sale or shipment of the drug.

Even if Health Canada approves a NDS or TGA registers the drug on the ARTG, the relevant regulatory authority may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

The regulatory review process of a drug application in each of the U.S., Canada and Australia includes the satisfactory completion of an inspection of the manufacturing facility or facilities where the product is produced (or other evidence acceptable to the regulator) to ensure that the facilities are in compliance with current good manufacturing practices ("cGMP") requirements and are adequate to assure consistent production of the product within required specifications.

The FDA, Health Canada and TGA also conduct regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval of a product. Failure to comply with applicable cGMP requirements and other conditions of product approval may lead the regulatory authority to take enforcement action or seek sanctions, including fines, issuance of warning letters, civil penalties, injunctions, suspension of manufacturing operations, operating restrictions, withdrawal of approval, seizure or recall of products, and criminal prosecution.

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

Under section 56 of the CDSA the Minister of Health may exempt a person or a class of persons or any controlled substance or class thereof from the application of all or any provision of the CDSA or regulations if necessary for a medical or a scientific purpose or is otherwise in the public interest. Researchers requiring a controlled substance for research, including clinical trials, must receive an exemption under the CDSA, which can permit the importation, possession and/or use of a specified quantity of the controlled substance for a specified purpose. The Minister of Health can impose any terms and conditions that the Minister considers necessary in respect of the exemption. Through agreements with third parties, the Corporation has access to facilities that have experience and licenses required to handle Controlled Substances listed under the CDSA. Similar to the United States, in Canada certain scheduled substances would require reclassification to a different schedule in order to permit commercial marketing.

Controlled Substances - Australia

Like in the United States and Canada, a controlled drug is a type of drug that the Australian Government has categorized as having a higher-than-average potential for abuse or addiction and is listed in one of the schedules (1 to 10) of the Poisons Standard.

Substances with therapeutic uses are generally contained in Schedules 2, 3, 4 and 8 with progression through these Schedules signifying increasingly restrictive regulatory controls. Schedule 9 details substances that should be available only for teaching, training, medical or scientific research including clinical trials conducted with the approval of Commonwealth and/or State and Territory health authorities.

Lucid-PSYCH is currently a prohibited drug in Australia, meaning its supply is largely limited to clinical trials.

Reorganizations

The Corporation has not completed any material reorganization within the three most recently completed financial years.

C. Organizational Structure

As at the date of this Annual Report, the Corporation has five material subsidiaries, Lucid Psycheceuticals Inc., FSD BioSciences, Inc., FSD Australia, FSD Strategic Investments and Prismic Pharmaceuticals, Inc., which are all wholly owned by the Corporation. For more information related to the Corporation, including its subsidiaries, please see the section in this Annual Report titled "Item 4. Information on the Company-A. History and Development of the Company-Intercorporate Relationships."

D. Property, Plants and Equipment

FV Pharma and the Facility

The Corporation owned the 64.43-acre Facility Property located at 520 William Street, Cobourg, Ontario, K9A 3A5 and on May 6, 2022, the Corporation completed the Cobourg Sale. See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Transition from Cannabis to Biotechnology" for more details on the Cobourg Sale.

See "Item 4.B. Business Overview-Property, Plants and Equipment" for further details relating to the Corporation's facilities.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

A. Operating Results

See the Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended and fiscal years ended December 31, 2022 and 2021 (the "MD&A") attached hereto as Exhibit 15.1.

B. Liquidity and Capital Resources

See the MD&A attached hereto as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see "Item 4.B-Business Overview-Products and Sales" and the MD&A attached hereto as Exhibit 15.1.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see "Item 4.B.-Business Overview" and the MD&A attached hereto as Exhibit 15.1.

E. Critical Accounting Estimates

See notes 2 and 3 to our Consolidated Financial Statements in Item 18.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors, including their ages as of December 31, 2022:

Name	Age	Position(s)
Anthony Durkacz	47	Interim CEO, Co-Executive Chairman and Director
Zeeshan Saeed (4)(5)	53	President, Co-Executive Chairman and Director
Nathan Coyle	42	CFO
Donal Carroll	47	COO and Director
Dr. Lakshmi P. Kotra	52	CEO of Lucid Psycheceuticals Inc. and Director
Adnan Bashir (1)(3)(5)	53	Director
Joseph L. Romano	45	Director
Nitin Kaushal (2)	57	Director
Lawrence (Larry) Latowsky (1)(3)(6)	63	Director

____________________

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

Executive Officers

Anthony Durkacz

Mr. Durkacz has served as the Corporation's interim CEO since July 2021 and as its Executive Co-Chairman since May 2021 and has served as a member of the Corporation's Board since June 2018. Mr. Durkacz is also a director and the Executive Vice-President of First Republic Capital Corporation, and has served in those roles since 2014. In addition, Mr. Durkacz is the chairman of World Class Extractions Inc. (CSE: PUMP; OTCQB: WCEXF) and has served in that role since 2018. Prior to co-founding the Corporation, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the CFO and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite from January 2011 to January 2013.  Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico and India. From 2006 to 2009, he served as COO and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world. From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor. He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

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

Dr. Lakshmi P. Kotra

Dr. Lakshmi P. Kotra has served as CEO of Lucid Psycheceuticals Inc. since September 2020, which he co-founded in 2020 and has served as a director on the Board since November 2022. Dr. Kotra received his Ph.D. in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu's supervision, and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery's supervision. He joined the Faculty of Pharmacy, University of Toronto in 2000, and University Health Network in 2006, where he led a research group and drug discovery program with multiple portfolios. An academic entrepreneur, Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering. In addition to Lucid, he co-founded WinSanTor Biosciences, a San Diego, CA-based company developing treatments for peripheral neuropathies, and CannScience Innovations focused on medical cannabis and cannabinoids. Dr. Kotra has been serving the Company as Chief Executive Officer of its wholly owned subsidiary, Lucid, since the completion of the Corporation's acquisition of Lucid in September 2021.

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

Joseph Romano

Joseph Romano has served as a director on the Board since November 2022. He is the founding member and owner of Romano Law Firm, a Toronto-based personal injury law firm. He has dedicated his law career to helping victims of serious personal injury and motor vehicle accidents. A graduate of Osgoode Hall Law School, Joseph has appeared at all levels of court in Ontario with success.

Nitin Kaushal

Mr. Kaushal has served as a director on the Board since May 2021. Since March 2020, Nitin Kaushal has served as President of Anik Capital Corp., his family's holding company. In February 2020, he retired from PricewaterhouseCoopers Canada ("PwC"), where he was a Managing Director in the corporate finance practice, which focused on the pharmaceutical and healthcare spaces. He had worked at PwC since 2012. Mr. Kaushal also served as a director on the board of 3 Sixty Risk Solutions Ltd. ("3 Sixty") from June 2019 to April 12, 2021, a company whose shares were delisted by the CSE after it was unable to file its annual financial statements. Mr. Kaushal has over 30 years of experience in the healthcare and financial services industries, focusing on the biotechnology, medical devices and healthcare services markets. He was a Managing Director of leading healthcare investment banking teams at a number of Canadian investment banks, including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital. He has been involved in over 50 mergers and acquisitions, strategic advisory roles and licensing assignments for a range of companies from early-stage biotechnology companies to large pharmaceutical companies. He has participated in capital market transactions ranging from private placements to initial public offerings to bought deal underwritings.  His entry into the biotech/healthcare space was with MDS Capital Corp. in 1991, a leading healthcare venture capital firm.

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

Certain Proceedings involving Directors

Mr. Durkacz has been serving as director of FSD since June 18, 2018. On March 5, 2021, FSD was subject to a court order with respect to the 2021 Annual and Special Meeting which, among other things, prohibited the Corporation's then CEO and directors, other than Mr. Durkacz, from voting certain of their shares at the 2021 Annual and Special Meeting. On April 9, 2021, the Court ordered an injunction restraining the Corporation's then CEO and former directors, other than Mr. Durkacz, from authorizing or undertaking any transaction by FSD other than in the ordinary course of business, issuing any Class B Shares or authorizing the payment of any form of compensation to such former CEO and directors prior to the 2021 Annual and Special Meeting.

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

(c) in respect of the Corporation, the three most highly compensated executive officers, other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $100,000 for that financial year; and

(d) up to two individuals who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2022 ("Fiscal 2022"), the NEOs are:

Anthony Durkacz, Interim CEO, Co-Executive Chairman and Director

Zeeshan Saeed, President, Co-Executive Chairman and Director

Nathan Coyle, CFO

Donal Carroll, COO, Director and Former CFO

Dr. Lakshmi Kotra, CEO of Lucid

Dr. Andrzej Chruscinski, Vice President, Clinical and Scientific Affairs of Lucid

Kevin Cassidy, Vice-President, Quality of Lucid

Compensation Governance

The Compensation, Nominating and Governance Committee is currently comprised of three directors, Zeeshan Saeed (Chair), Lawrence Latowsky and Adnan Bashir.

The Compensation, Nominating and Governance Committee has been tasked with establishing an executive compensation program, which, prior to May 16, 2022, included equity compensation by way of share awards and options to purchase Class B Shares ("Options") granted under the Stock Option Plan (as defined below). Since the Company's adoption of a new equity incentive plane (the "Equity Incentive Plan") on May 16, 2022, the executive compensation program has also included share awards, restricted share units ("RSUs") and performance share units ("PSUs").

The primary goal of the Corporation's executive compensation program is to attract and retain the key executives necessary for the Corporation's long-term success, to encourage executives to further the development of the Corporation and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; (iii) Options; (iv) RSUs; and (v) PSUs.

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

The terms of any proposed compensation for the directors of the Corporation who are not also officers of the Corporation (including any Options, RSUs and PSUs to be granted) will be determined by the Compensation, Nominating and Governance Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Corporation.

Compensation Process

The Compensation, Nominating and Governance Committee, through discussion without any formal objectives, criteria or analysis, determines the compensation of the Corporation's executive officers. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options, RSUs and PSUs to be granted to the Corporation's executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Corporation from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation, Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Corporation's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Corporation's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Corporation's operations in general.

Annual Incentive Awards

Annual incentive awards are designed to motivate NEOs to achieve the Corporation's short-term corporate goals, and rewards individual and overall performance. Annual incentives are based on objective, identifiable measures set at the beginning of each financial year at the discretion of the Compensation, Nominating and Governance Committee, which may vary from year to year. Incentive payments are expected to be determined by the Board on the recommendation of the Compensation, Nominating and Governance Committee.

Option Awards

Long-term incentives in the form of Options are intended to align the interests of the Corporation's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of Shareholder value, and to reduce the cash compensation the Corporation would otherwise pay. The Equity Incentive Plan is administered by the Compensation, Nominating and Governance Committee. While the Corporation does not have a formally established peer group in determining compensation, in considering the number of Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation, Nominating and Governance Committee also considers previous grants of equity incentives and the overall number of equity incentives that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation (see "- Equity Incentive Plan" below).

Share Unit Awards

The Equity Incentive Plan provides that Eligible Persons (as defined in the Equity Incentive Plan) may be allocated share units in the form of RSUs or PSUs (collectively, "Share Units"), which represent the right to receive an equivalent number of Class B Shares of the Company or the Market Price (as defined in the Equity Incentive Plan) in cash on the vesting date.

Share Units may be designated at the Board's discretion as either RSUs, which have time-based vesting conditions, or PSUs, which have performance-based vesting conditions over a specified period. The Equity Incentive Plan provides that if Share Units are scheduled to settle during a blackout period, such settlement shall be postponed until the trading day following the date on which the blackout period ends (or as soon as practicable thereafter, and in any event, within 10 business days following the end of the blackout period), and the Market Price of any RSUs or PSUs settled in cash will be determined as of the trading day immediately prior to the settlement date.

The Compensation, Nominating and Governance Committee also considers previous grants of equity incentives and the overall number of equity incentives that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Share Units and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Share Unit compensation (see "- Equity Incentive Plan" below).

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

Summary Compensation Table

The following table shows the compensation earned by, paid to, or awarded to the NEOs in respect of Fiscal 2022, 2021 and 2020. Following the 2021 Annual and Special Meeting on May 14th, 2021, the Board adopted a new director compensation program (see "-Director Compensation-Director Compensation Program" below for details on the new compensation program.). Compensation for NEOs disclosed below reflects the compensation received by each NEO during the relevant fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)(8)	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Anthony Durkacz(4) Interim CEO and Co-Executive Chairman	2022	239,269.00	136,710.00(11)	316,834.25(9)	Nil.	Nil.	Nil.	692,813.25
	2021	103,702.69	Nil.	Nil.	777,798.00	Nil.	Nil.	881,500.69
	2020	Nil.	Nil.	438,881.39	236,014.19	Nil.	Nil.	674,895.58
Nathan Coyle(5) CFO	2022	191,891.00	Nil.	Nil.	Nil.	Nil.	Nil.	191,891.00
	2021	189,186.02	Nil.	Nil.	46,586.00	15,734.00	Nil.	251,506.02
	2020	143,834.62	Nil.	Nil.	Nil.	Nil.	Nil.	143,834.62
Zeeshan Saeed(6) President & Co-Executive Chairman	2022	239,269.00	136,710.00(11)	398,010.23(9)	Nil.	Nil.	Nil.	773,989.23
	2021	225,270.73	Nil.	Nil.	777,798.00	Nil.	Nil.	1,003,068.73
	2020	212,292.43	Nil.	438,881.39	236,014.19	Nil.	12,310.65	899,498.66
Donal Carroll(7) COO, Director & Former CFO	2022	239,269.00	136,710.00(11)	321,543.29(9)	34,519.39	Nil.	Nil.	732,041.68
	2021	351,406.32	Nil.	Nil.	777,798.00	78,670.00	4,778.70	1,212,653.02
	2020	191,188.13	Nil.	219,440.69	138,137.28	74,610.00	Nil.	623,376.11
Dr. Lakshmi Kotra, CEO of Lucid, Director	2022	331,510.00(10)	Nil.	80,212.18(9)(10)	0.00	Nil.	Nil.	411,722.18
	2021	44,430.00(10)	Nil.	Nil.	172,798.96	Nil.	Nil.	217,228.96
Dr. Andrzej Chruscinski, Vice President, Clinical and Scientific Affairs of Lucid	2022	110,304.00	Nil.	Nil.	Nil.	Nil.	Nil.	110,304.00
Kevin Cassidy, Vice-President, Quality of Lucid	2022	144,822.00	Nil.	Nil.	Nil.	Nil.	Nil.	144,822.00

Notes:

(1) "Stock Award" means an award of Class B Shares and includes PSU Awards (as defined below). The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2) "Option Award" means an award of Options under the Stock Option Plan or Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Includes Corporation-paid health and life insurance benefits and car allowances for all NEOs.

(4) Mr. Durkacz has been a director of the Corporation since June 18, 2018 and was appointed as interim CEO of the Corporation on July 27, 2021.

(5) Mr. Coyle was appointed as CFO of the Corporation on May 4, 2021, initially on an interim basis and then on a permanent basis.

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

(8) Certain Option Awards for the years-ended 2019 and 2020 were cancelled during the years-ended 2020 and 2021. For details on these cancellations, see "Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Performance Share Units".

(9) This figure represents a "PSU Award", which means an award of PSUs under the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the incremental grant date fair value of such PSUs. The grant date fair value was determined in accordance with International Financial Reporting Standards. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the share options cancelled as measured on date of modification. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements. For further details on the valuation of PSUs, see Note 16 to our consolidated financial statements, which are appended at the end of this Annual Report, starting at page F-1. For details on the material terms and vesting of such PSU Awards, see "Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Performance Share Units".

(10) Dr. Kotra is not paid a salary by the Corporation, but was paid a consulting fee of $331,510.00 for Fiscal 2022 and $44,430.00 for the year ended December 31, 2021. Dr. Kotra's PSU Awards for the Fiscal 2022 includes 51,500 PSUs issued to ILace Therapeutics International Inc., a corporation controlled by Dr. Kotra.

(11) These amounts represent cash bonuses paid to the NEO.

Outstanding Equity Awards at Fiscal Year End

The following table indicates, for each NEO, Option Awards and PSUs outstanding as of December 31, 2022.

Name and Position	Option Awards			Stock Awards
	Number of Securities Underlying Unexercised Options (Exercisable)(1)	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested(3)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested(4)
	(#)	(US$)		(#)	(US$)
Anthony Durkacz Interim CEO and Co-Executive Chairman	Nil.	Nil.	Nil.	699,502	316,834.25
Nathan Coyle CFO	5,000	2.8845	March 18, 2024	Nil.	Nil.
	30,000	1.7307	June 1, 2024	Nil.	Nil.
Donal Carroll COO, Director & former CFO	Nil.	Nil.	Nil.	704,801	321,543.29
Zeeshan Saeed President & Co-Executive Chairman	Nil.	Nil.	Nil.	799,004	398,010.23
Dr. Lakshmi Kotra CEO of Lucid, Director(5)	Nil.	Nil.	Nil.	216,797	80,212.18
Dr. Andrzej Chruscinski Vice President, Clinical and Scientific Affairs of Lucid	Nil.	Nil.	Nil.	Nil.	Nil.
Kevin Cassidy Vice-President, Quality of Lucid	Nil.	Nil.	Nil.	Nil.	Nil.

Notes:

(1) As of June 1, 2021, all of these Option Awards have been fully vested.

(2) The value of the unexercised in-the-money Options is calculated based on the difference between the market value of the Class B Shares as at December 31, 2022 and the exercise price of the Option.

(3) Represents unvested PSUs. Each PSU represents the right to receive an equivalent number of Class B Shares of the Company or the Market Price (as defined in the Equity Incentive Plan) in cash on the vesting date. See "- Equity Incentive Plan" below.

(4) This figure represents a PSU Award. This does not represent cash paid to the NEO. This figure is based on the incremental grant date fair value of such PSUs. The grant date fair value was determined in accordance with International Financial Reporting Standards. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the share options cancelled as measured on date of modification. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements. For further details on the valuation of PSUs, see Note 16 to our consolidated financial statements, which are appended at the end of this Annual Report, starting at page F-1. For details on the material terms and vesting of such PSU Awards, see "Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Performance Share Units".

(5) Dr. Kotra's PSU Awards for Fiscal 2022 includes 51,500 PSUs issued to ILace Therapeutics International Inc., a corporation controlled by Dr. Kotra.

Narrative Discussion of Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End

Stock Option Plan

On February 9, 2018, the Board approved a stock option plan (the "Stock Option Plan"). The Stock Option Plan provides that the total number of Options available to be issued under the Stock Option Plan is 10% of the number of Class B Shares issued and outstanding from time to time, on a fully diluted basis, each in accordance with the policies of the CSE and Nasdaq applicable to the Corporation.

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

The Stock Option Plan is administered by the Compensation, Nominating and Governance Committee, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Corporation and its affiliates, if any, as the Compensation, Nominating and Governance Committee may from time to time designate. The exercise prices will be determined by the Compensation, Nominating and Governance Committee but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession. For further information about the number of Options currently held by our NEOs, please see the section in this Annual Report titled "Directors, Senior Management and Employees-Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End".

Equity Incentive Plan

On May 16, 2022, the Company adopted the Equity Incentive Plan, pursuant to which the Company may grant share awards, restricted share units ("RSUs"), performance share units ("PSUs") and Options.

The Equity Incentive Plan provides that: (i) the aggregate number of Class B Shares of the Company that may be issued pursuant to the Equity Incentive Plan, together with all other security-based compensation arrangements of the Company, shall be equal to 10% of the issued and outstanding Class B Shares, from time to time; (ii) the aggregate number of Class B Shares reserved for issuance pursuant to the Equity Incentive Plan to any one participant, together with all other security-based compensation arrangements of the Company, must not exceed 5% of the aggregate issued and outstanding Class B Shares; (iii) the maximum number of Class B Shares of the Company (a) issued to Insiders (as defined in the Equity Incentive Plan) within any one year period, and (b) issuable to Insiders, at any time, under the Equity Incentive Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of the aggregate issued and outstanding Class B Shares; and (iv) the maximum number of Class B Shares issued within any 12-month period to an individual Employed (as defined in the Equity Incentive Plan) by the Company or any of its subsidiaries or a service provider engaged in investor relations activities must not exceed 1% of the issued and outstanding Class B Shares. Unless otherwise designated by the Board in the applicable grant agreement, 25% of the Options granted under the Equity Incentive Plan shall vest and become exercisable on the first anniversary of the grant date and the remaining 75% of the Options shall vest and become exercisable in equal quarterly installments beginning on the 15-month anniversary of the grant date and ending on the four-year anniversary of the grant date.

The Equity Incentive Plan was established to: (i) promote further alignment of interests between officers, employees and other eligible service providers and Shareholders; (ii) associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by Shareholders; and (iii) attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company.

The Equity Incentive Plan is administered by the Board, which has full and complete discretionary authority with respect to the granting of all awards thereunder. The Board may, subject to applicable law and certain restrictions, delegate its powers, rights and duties under the Equity Incentive Plan to a committee of the Board, a person or persons, as it may determine, from time to time, on terms and conditions as it may determine. Awards may be granted under the Equity Incentive Plan to such service providers of the Company and its subsidiaries, if any, as the Board may from time to time designate. With respect to Options, exercise prices will be determined by the Board but will, in no event, be less than the market price of the Class B Shares on the grant date or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. Generally, all Options granted under the Equity Incentive Plan will expire not later than the date that is ten years from the date that such Options are granted. With respect to RSUs and PSUs, the number of such awards granted shall be determined by dividing the grant value for such grant, as determined by the Board, by the market price of a Class B Share as at the grant date (or otherwise determined by the Board). Settlement of RSUs and PSUs shall be made by the issuance of one Class B Share for each RSU or PSU then being settled, a cash payment equal to the market price of one Class B Share on the vesting date of the RSUs or PSUs being settled in cash or a combination of Class B Shares and cash, all as determined by the Board in its discretion, or as specified in applicable grant agreement. Subject to certain exceptions, any awards granted under the Equity Incentive Plan are not transferable or assignable other than by testamentary disposition or pursuant to the laws of intestate succession.

Pension Plan Benefits

The Corporation established a 401(k) plan on January 31, 2021 but the plan was terminated on December 31, 2021. The Corporation currently does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination, Change of Control Benefits and Executive Agreements of the NEOs

The Corporation has entered into executive employment agreements with each of the NEOs (the "Executive Agreements") other than Nathan Coyle and Dr. Lakshmi Kotra. Each Executive Agreement provides for the NEO's annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Executive Agreements as they relate to termination and change of control.

Anthony Durkacz (Interim CEO, Co-Executive Chairman and Director)

Mr. Durkacz has an executive employment agreement with the Company. In the event of both a change of control transaction and Mr. Durkacz ceasing to be employed by the company for any reason, all outstanding unvested Options held as of the date Mr. Durkacz ceases to be employed by the Company shall immediately vest and remain outstanding and exercisable for a period of five years from that date. All vested Options held by Mr. Durkacz that are outstanding on that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Durkacz prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Durkacz's employment is terminated, he would be entitled to receive C$50,000.

Zeeshan Saeed (President, Co-Executive Chairman and Director)

Mr. Saeed has an executive employment agreement with the Company. In the event the Company terminates Mr. Saeed's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will provide Mr. Saeed with a cash payment in an amount equal to 24-months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Saeed ceasing to be employed by the Company for any reason, all outstanding unvested Options held by Mr. Saeed as of the date that he ceases being employed by the Company shall immediately vest and shall remain outstanding and be exercisable for five years following that date. All vested Options held by Mr. Saeed that are outstanding on that date will remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Saeed prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Saeed's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

Donal Carroll (COO, Director and Former CFO)

Mr. Carroll has an executive employment agreement with the Company. In the event the Company terminates Mr. Carroll's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company shall pay Mr. Carroll a cash payment in an amount equal to 24 months (2 years) compensation, being the sum of: (i) base salary; (ii) the applicable target bonus; and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Carroll ceasing to be employed by the Company for any reason, all outstanding unvested Options, as of the date Mr. Carroll ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following that date. All vested Options held by Mr. Carroll that are outstanding as of that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Carroll prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Carroll's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

Dr. Andrzej Chruscinski (Vice President, Clinical and Scientific Affairs of Lucid)

Mr. Chruscinski has an employment agreement with Lucid. In the event Lucid terminates the agreement without cause, Lucid will provide Mr. Chruscinski with a cash payment equal to one month of Mr. Chruscinski's base salary at the time of termination. Additionally, Lucid will continue Mr. Chruscinski's benefits as required by the Ontario Employment Standards Act, 2000. In the event of termination with cause, Mr. Chruscinski is only entitled to any additional payments and benefits expressly required under the Ontario Employment Standards Act, 2000. At the time of cessation of employment, any awards received by Mr. Chruscinski under the Company's Equity Incentive Plan or any similar plan maintained by the Company will be addressed in accordance with the terms and conditions of the Equity Incentive Plan or the applicable award agreement.

Kevin Cassidy (Vice-President, Quality of Lucid)

Mr. Cassidy has an employment agreement with Lucid. In the event Lucid terminates the agreement without cause, Lucid will provide Mr. Cassidy with a cash payment equal to one month of Mr. Cassidy's base salary at the time of termination. Additionally, Lucid will continue Mr. Cassidy's benefits as required by the Ontario Employment Standards Act, 2000. In the event of termination with cause, Mr. Cassidy is only entitled to any additional payments and benefits expressly required under the Ontario Employment Standards Act, 2000. At the time of cessation of employment, any awards received by Mr. Cassidy under the Company's Equity Incentive Plan or any similar plan maintained by the Company will be addressed in accordance with the terms and conditions of the Equity Incentive Plan or the applicable award agreement.

Liability Insurance of Directors and Officers

The Company has directors' and officers' liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2022 was US$713,887.

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

Director Compensation

Director Compensation Program

The following describes the director compensation program that was in effect for Fiscal 2022. A cash retainer of $60,000 per year is paid on a monthly basis. In addition, $20,000 per year is paid to the Chair of the Audit Committee and $10,000 per year is paid to the Chairs of each of the Compensation, Nominating and Governance Committee and the Disclosure Committee, paid on a monthly basis in each case. No additional fees are paid to the members for attending the meetings of our board of directors and meetings of our standing committees. In accordance with the Equity Incentive Plan, directors are entitled to receive incentive awards, including share awards, PSUs, RSUs and Options.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during Fiscal 2022 for their service on our Board, other than NEOs whose compensation is reported in the Summary Compensation table above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Total ($)
Nitin Kaushal	61,404.94	48,708.82	Nil	110,113.76
Fernando Cugliari(3)	49,425.31	48,708.82	Nil	98,134.13
Lawrence (Larry) Latowsky	53,729.44	48,708.82	Nil	102,438.26
Adnan Bashir	46,053.75	48,708.82	Nil	94,762.57
Joseph L. Romano(4)	4,490.48	Nil	Nil	4,490.48

Notes:

(1) This figure represents a PSU Award. This does not represent cash paid to the NEO. This figure is based on the incremental grant date fair value of such PSUs. The grant date fair value was determined in accordance with International Financial Reporting Standards. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the share options cancelled as measured on date of modification. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements. For further details on the valuation of PSUs, see Note 16 to our consolidated financial statements, which are appended at the end of this Annual Report, starting at page F-1. For details on the material terms and vesting of such PSU Awards, see "Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Performance Share Units".

(2) This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Mr. Cugliari resigned from the Board on November 25, 2022.

(4) Mr. Romano was appointed to the Board on November 25, 2022.

Incentive Plan Awards

All directors were entitled to participate in the Stock Option Plan or Equity Incentive Plan. During Fiscal 2022, no Options were granted to, and no Options were exercised by, non-employee directors under the Stock Option Plan or Equity Incentive Plan. During Fiscal 2022, 400,000 PSUs were granted to non-employee directors under the Equity Incentive Plan. For details on the material terms and vesting of such PSUs, see "Item 7.B.-Major Shareholders and Related Party Transactions-Related Party Transactions-Performance Share Units".

Outstanding Equity Awards at Fiscal Year End

As at December 31, 2022, there were no outstanding equity awards for any non-employee directors of the Company.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options and PSUs, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under the Stock Option Plan or Equity Incentive Plan as of December 31, 2022.

Plan Category	Number of Class B Shares to be issued upon exercise of outstanding Options, Warrants and Rights	Weighted-average exercise price of outstanding Options, Warrants and Rights (C$)(1)	Number of Class B Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(2)
Equity compensation plans approved by security holders	2,838,633	3.71	1,011,788
Equity compensation plans not approved by security holders	Nil.	Nil.	Nil.
Total	2,838,633	3.71	1,011,788

Notes:

(1) The weighted-average exercise prices in this column reflect only the weighted-average exercise prices of Options, as the PSUs issued by the Company do not have an exercise price.

(2) Based on 10% of the 38,504,210 Class B Shares issued and outstanding as of December 31, 2022.

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

Our board of directors currently consists of eight members. The following table sets forth the names of our directors, their current positions with the Company and the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position(s)	Date of Initial Appointment	Term Expiration Year
Anthony Durkacz	Interim CEO and Co-Executive Chairman	June 18, 2018	2023
Zeeshan Saeed	President and Co-Executive Chairman	May 24, 2018(1)	2023
Donal Carroll	COO and Director	May 24, 2018	2023
Nitin Kaushal	Director	May 14, 2021	2023
Lawrence (Larry) Latowsky	Director	May 14, 2021	2023
Adnan Bashir	Director	June 1, 2021	2023
Dr. Lakshmi P. Kotra	CEO of Lucid Psycheceuticals Inc. and Director	November 25, 2022	2023
Joseph L. Romano	Director	November 25, 2022	2023

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

Composition and Independence of the Board

The Board is currently comprised of eight directors: Anthony Durkacz, Zeeshan Saeed, Donal Carroll, Nitin Kaushal, Lawrence (Larry) Latowsky, Dr. Lakshmi Kotra, Joseph Romano and Adnan Bashir (collectively, the "Current Directors").

The Board has determined that four of the eight Current Directors of the Company, namely Nitin Kaushal, Lawrence (Larry) Latowsky, Joseph Romano and Adnan Bashir, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgment, and are "independent" within the meaning of such term under NI 58-101 and the applicable Nasdaq Rules.

Anthony Durkacz, Zeeshan Saeed, Dr. Lakshmi Kotra and Donal Carroll are not "independent" within the meaning of such term under NI 58-101 and the applicable Nasdaq Rules, as Anthony Durkacz is the interim CEO and Co-Executive Chairman of the Company and a holder, through a corporation he owns and controls, of Class A Shares, Zeeshan Saeed is the President and Co-Executive Chairman of the Corporation and has an interest in Class A Shares held in a trust for his economic benefit, Dr. Lakshmi Kotra is the CEO of Lucid, and Donal Carroll is the COO of the Corporation and was the CFO of the Corporation until May 4, 2021.

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

The attendance record of each of the Corporation's directors for Board meetings and committee meetings held during the year ended December 31, 2022, is as follows:

Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Anthony Durkacz	7/7	N/A	N/A	N/A
Zeeshan Saeed	6/7	N/A	3/3	1/1
Donal Carroll	7/7	N/A	N/A	N/A
Adnan Bashir	6/7	4/4	3/3	1/1
Fernando Cugliari(1)	6/7	4/4	3/3	N/A
Nitin Kaushal	7/7	4/4	N/A	N/A
Lawrence (Larry) Latowsky	7/7	0/0(2)	3/3	1/1
Joseph Romano(1)	0/0	N/A	N/A	N/A
Dr. Lakshmi P. Kotra(1)	0/0	N/A	N/A	N/A

Notes:

(1) Mr. Cugliari resigned from the Board on November 25, 2022. Mr. Romano and Dr. Kotra were appointed to the Board on November 25, 2022. The numbers in these rows reflect attendance with respect to board and committee meetings held in the period in 2022 during which such individual was a member of the Board.

(2) Mr. Latowsky was appointed to the Audit Committee following the resignation of Mr. Cugliari. No Audit Committee meetings were held following Mr. Cugliari's resignation from the Board.

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

The Compensation, Nominating and Governance Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Co-Executive Chairmen of the Board and CEO, and with the CFO, and are expected to visit the Company's principal offices. The Compensation, Nominating and Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

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

Board Committees

Audit Committee

The Audit Committee is governed by an Audit Committee charter, which is incorporated by reference hereto as Exhibit 99.1.

Composition of the Audit Committee

As of the date of this Annual Report, the following are the members of the Audit Committee:

Name	Independent	Financially Literate
Nitin Kaushal (Chair)	Yes	Yes
Lawrence (Larry) Latowsky	Yes	Yes
Adnan Bashir	Yes	Yes

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

Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of three directors of the Company: Zeeshan Saeed (Chair), Lawrence Latowsky and Adnan Bashir and. Lawrence Latowsky and Adnan Bashir are considered to be "independent" within the meaning of such term under applicable law and Nasdaq Rules.

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

Number of Women on the Board and in Executive Officer Positions

As of the date of this Annual Report there are no women on the Board or in executive officer positions (0%).

D. Employees

As of December 31, 2022, we had 17 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full-time employees, broken out by function.

	December 31,
	2022	2021	2020
Function:
Research and development	12	4	4
General and administrative	5	6	7
Total	17	10	11

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see "Item 6.B.-Compensation" and "Item 7.A.-Major Shareholders."

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table provides information with respect to the beneficial ownership of our Class A Shares and Class B Shares as of March 30, 2023:

  each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

  each of our NEOs;

  each of our directors; and

  all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of March 30, 2023. The percentage ownership information shown in the table is based upon 72 Class A Shares and 40,643,714 Class B Shares outstanding as of March 30, 2023.  Each Class A Share is convertible into one Class B Share at the option of the Class A Share holder. The Class A Shares have 276,660 votes per share and the Class B Shares have one vote per share. For further information regarding the voting rights of the Class A Shares and the Class B Shares, see Exhibit 2, "Description of Securities".

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and Warrants held by that person that are immediately exercisable or exercisable within 60 days of March 30, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in the care of FSD at 199 Bay Street, Suite 4000, Toronto, Ontario, Canada M5L 1A9.

For additional information regarding the options reported in the following table, see "Item 6.B. Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End."

	Class A Shares(1)		Class B Shares		Total Voting Power
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent

Five Percent or Greater Holders:
Dr. Raza Bokhari Former Executive Chairman and Director and Former CEO(2)	24	33.3%	24	0%	11.0%
Rehan Saeed(3)	24(12)	33.3%(12)	1,045,832(12)	2.6%(12)	12.7%

Current Directors and Named Executive Officers:
Anthony Durkacz Interim CEO, Co-Executive Chairman and Director(4)	24	33.3%	1,623,189	3.9%	13.5%
Zeeshan Saeed President, Co-Executive Chairman and Director(5)	24(12)	33.3%(12)	2,366,951(12)	5.8%(12)	14.7%
Nathan Coyle CFO(6)	-	-	37,500	0.1%	0.1%
Donal Carroll COO and Director(7)	-	-	1,471,268	3.6%	2.4%
Adnan Bashir Director(8)	-	-	9,393	0.0%	0.0%
Joseph Romano Director(9)	-	-	3,061	0.0%	0.0%
Nitin Kaushal Director	-	-	0	0.0%	0.0%
Lawrence (Larry) Latowsky Director	-	-	0	0.0%	0.0%
Dr. Andrzej Chruscinski Vice President, Clinical and Scientific Affairs of Lucid(10)	-	-	30,000	0.1%	0.0%
Kevin Cassidy Vice-President, Quality of Lucid	-	-	0	0.0%	0.0%
Dr. Lakshmi P. Kotra CEO of Lucid and Director(11)	-	-	1,922,197	4.7%	3.1%
All current directors and executive officers (11 individuals)	48	66.7%	7,463,559	18.1%	34.0%

Notes:

(1) The Class A Shares have 276,660 votes per share.

(2) The reported number of Class A Shares consists of shares held by Mr. Bokhari. The reported number of Class B Shares consists of 24 Class B Shares issuable upon conversion of Class A Shares.

(3) The reported number of Class A Shares consists of shares held by the Xorax Family Trust ("Xorax"), as to which Mr. Rehan Saeed, the trustee of Xorax, has shared voting and dispositive power (and which such Class A Shares are held for the benefit of Mr. Zeeshan Saeed). The reported number of Class B Shares consists of (a) 40,055 outstanding Class B Shares held by Mr. Rehan Saeed, and (b) the following shares as to which Mr. Rehan Saeed has shared voting and dispositive power: (i) 441,031 outstanding Class B Shares held by Xorax, (ii) 24 Class B Shares issuable upon conversion of Class A Shares held by Xorax, (iii) 100,000 Class B Shares issuable upon exercise of outstanding Warrants held by Legacy Family Trust (“Legacy”), of which Mr. Rehan Saeed is the trustee, exercisable within 60 days of March 30, 2023 and (iv) 464,722 outstanding Class B Shares held by Legacy.

(4) The reported number of Class A Shares consists of shares held by Fortius Research and Trading Corporation (“Fortius”), as to which Mr. Durkacz, who controls Fortius, has shared voting and dispositive power. The reported number of Class B Shares consists of (a) the following shares as to which Mr. Durkacz has sole voting and dispositive power: (i) 975,122 outstanding Class B Shares and (ii) 500,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023 and (b) the following shares as to which Mr. Durkacz has shared voting and dispositive power: (i) 106,043 outstanding Class B Shares held by Fortius, (ii) 24 Class B Shares issuable upon conversion of Class A Shares held by Fortius and (iii) 42,000 outstanding Class B Shares held by Jacqueline Burns, the spouse of Mr. Durkacz. The reported number of Class B Shares does not include 373,671 outstanding Class B Shares held by First Republic, of which Mr. Durkacz is a director, Executive Vice President and majority stockholder. Mr. Durkacz does not have or share voting or investment power over the Class B Shares held by First Republic.

(5) The reported number of Class A Shares consists of 24 Class A Shares held by Xorax, of which Mr. Zeeshan Saeed has shared voting and dispositive power. The reported number of Class B Shares consists of the following shares as to which Mr. Zeeshan Saeed (a) has sole voting and dispositive power: (i) 1,425,896 outstanding Class B Shares and (ii) 500,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023 and (b) has shared voting and dispositive power: (i) 24 Class B Shares issuable upon conversion of Class A Shares held by Xorax and (ii) 441,031 outstanding Class B Shares held by Xorax.

(6) The reported number of Class B Shares consists of the following shares as to which Mr. Nathan Coyle has sole voting and dispositive power: (a) 2,500 outstanding Class B Shares and (b) 35,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023 as to which Mr. Nathan Coyle has sole voting and dispositive power.

(7) The reported number of Class B Shares consists of (a) 971,268 outstanding Class B Shares and (b) 500,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023.

(8) The reported number of Class B Shares consists of (a) 9,200 outstanding Class B Shares as to which Mr. Adnan Bashir has sole voting and dispositive power, (b) 98 outstanding Class B Shares held by 58 Northwest, a corporation controlled by Mr. Bashir, and (c) 95 outstanding Class B Shares held by TFSA, a corporation controlled by Mr. Bashir.

(9) The reported number of Class B Shares consists of 3,061 outstanding Class B Shares as to which Mr. Joseph Romano has sole voting and dispositive power.

(10) The reported number of Class B Shares consists of 30,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023.

(11) The reported number of Class B Shares consists of the following shares as to which Dr. Lakshmi Kotra has sole voting and dispositive power: (a) 515,797 outstanding Class B Shares, (b) 865,200 outstanding Class B Shares held by ILace Therapeutics International Inc., a corporation controlled by Dr. Kotra, (c) 41,200 outstanding Class B Shares held by Kotra Trust, a trust of which Dr. Kotra is the trustee, and (d) 500,000 Class B Shares issuable upon exercise of outstanding Options exercisable within 60 days of March 30, 2023.

(12) As noted above in Notes 3 and 5 to this chart, the 24 Class A Shares and 441,031 of the Class B Shares reported under Mr. Rehan Saeed and Mr. Zeeshan Saeed’s shareholdings represent the same Class A Shares and Class B Shares, which are held by Xorax, of which Mr. Rehan Saeed and Mr. Zeeshan Saeed have shared voting and dispositive power.

As of March 30, 2023, we estimate that approximately 61.06% of our outstanding Class B Shares were held in the United States by 29 holders of record. The number of holders of record does not include beneficial owners whose Class B Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions

Since January 1, 2020, we have engaged in the following transactions with our related parties. For this purpose, our related parties include (a) enterprises that directly or indirectly control or are controlled by, or are under common control with, us; (b) our associates; (c) shareholders beneficially owning 10% or more of our voting power and other individuals with significant influence over us, and close members of any such individual's family; (d) our directors and executive officers, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Our related parties include enterprises owned by directors or major shareholders and enterprises that have a member of key management in common with us. All of the transactions have been reviewed and approved by our board of directors or another independent committee of the board.

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

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History-Lucid Acquisition" for further details.

Directors and Officers Liability Insurance

We maintain directors' and officers' liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage in respect of a maximum total liability of $3,000,000, and includes specific exclusions described in the policy.

D&O Indemnification Agreements

See "Item 6.B Compensation - Indemnification" for details.

Transactions with Former CEO

Prior to FSD's termination of its former CEO, Dr. Raza Bokhari, Parkway Clinical Laboratories ("PCL"), a company wholly owned by Dr. Bokhari, provided certain services to FSD. FSD paid expenses of nil (2021 - $262,834 and 2020 - $1,445,043) to PCL for the year ended December 31, 2022, included in the consolidated statement of loss and comprehensive loss under various expense line categories. FSD was involved in legal proceedings with PCL, which were dismissed with prejudice on July 11, 2022 after the parties reached a settlement. See "Item 8.A. Financial information-Consolidated Statements and Other Financial Information-Legal Proceedings".

As well, as at December 31, 2020, the former CEO had repaid a related party loan of $355,778 for withholding taxes paid by FSD on behalf of the former CEO in relation to the Class B Shares issued during the year ended December 31, 2020.

Requisitioning the 2021 Annual and Special Meeting

The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the 2021 Annual and Special Meeting. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History  - Matters Addressed at 2021 Annual and Special Meeting and Related Matters" and "Item 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings - Requisitioning Shareholder".

Performance Share Units

In the second quarter of 2022, the Company cancelled 2,820,104 Options held by related parties and granted 2,820,104 PSUs to those related parties as replacement awards. Unlike the cancelled Options, which had only time-based vesting, the PSUs had performance conditions keyed to the achievement of milestones important to the Company's future success, which are described below. The cancelled Options had a weighted average exercise price of C$2.56, with a weighted average remaining term of 2.14 years. The weighted-average exercise price of the cancelled Options significantly exceeded trading prices of the Company's Class B Shares in the period leading up to the cancellation and, in the view of the Board of Directors of the Company, the Options had ceased to provide the intended performance incentive. All of the cancelled Options were fully vested at the time of cancellation, except that 20,000 Options held by Mr. Donal Carroll were unvested. 400,000 of the PSUs were issued to non-employee directors of the Corporation and vested only upon the successful implementation of a Phase 2 trial for FSD-PEA with Health Canada and/or the FDA, which occurred in the fourth quarter of 2022. The remaining PSUs were issued to the Corporation's other directors, being Mr. Zeeshan Saeed, Mr. Donal Carroll, Mr. Anthony Durkacz and Dr. Lakshmi Kotra, and vested only upon the filing of the Lucid-MS Phase 1 IND, which occurred in January 2023. See "Item 6.B. Compensation-Executive Compensation-Equity Incentive Plan".  The Company calculated the difference between the fair value of the PSUs and the fair value of the cancelled Options and recorded that difference as incremental compensation cost as of the date of grant of the PSUs.

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

Oppression Action

On April 6, 2021, the Requisitioning Shareholders filed a Statement of Claim in the Superior Court against the Corporation and the Board, claiming that the business and affairs of the Corporation were being carried out in a manner that was oppressive (the "Oppression Action"). The claim, among other things, sought to restrain the Corporation from issuing any new shares in the capital of the Corporation or cash compensation prior to the 2021 Annual and Special Meeting, and a claim of C$68 million, payable to the Corporation for harm caused to it and its shareholders. On April 9, 2021, the Requisitioning Shareholders obtained an order in the Oppression Action restraining the Corporation and the Board from entering into or closing a share purchase agreement to acquire a periodontal company named Periovance Inc. The Oppression Action has been dormant since the proxy contest concluded at the 2021 Annual and Special Meeting but has not yet been formally dismissed.

Parkway Clinical Laboratories

PCL, a company wholly owned by the Corporation's former CEO, Dr. Raza Bokhari, filed an action in the Bucks County Court of Common Pleas in Pennsylvania on July 8, 2021, against the Corporation. PCL advanced two claims: (1) breach of contract in which PCL alleges that the Corporation failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Corporation received the benefit of the same services referenced in the breach of contract claim without paying for them. The case was dismissed with prejudice on July 11, 2022 after the parties reached a settlement.

Dr. Raza Bokhari

On July 15, 2021, the Corporation's former CEO, Dr. Raza Bokhari, filed a notice of arbitration and sought relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration. Dr. Bokhari was placed on administrative leave from his role as the Corporation's CEO following the 2021 Annual and Special Meeting, pending the outcome of an investigation of various concerns by the Special Committee using independent legal counsel. Upon the recommendation of the Special Committee, Dr. Bokhari's employment was terminated for cause by the Corporation's board of directors on July 27, 2021. The arbitration hearing commenced in March 2022 before a retired judge of the Ontario Superior Court of Justice. The hearing concluded in August 2022. In his 174-page arbitral award, the arbitrator dismissed Dr. Bokhari's claims in their entirety. The arbitrator also ordered Dr. Bokhari to repay certain monies to FSD, while also holding Dr. Bokhari responsible for FSD's costs of the arbitration. Dr. Bokhari subsequently filed an application (the "Set Aside Application") in the Ontario Superior Court of Justice to set aside the arbitral award, claiming that he was not treated equally and fairly and that the arbitrator's written reasons are inadequate. The Company intends to contest these claims. On December 20, 2022, counsel for the Company wrote to the Commercial List of the Superior Court of Justice seeking to transfer the Set Aside Application from the Civil List to the Commercial List. That request was granted on January 12, 2023. On February 28, 2023, the Company filed an application seeking to enforce the arbitral award (the "Enforcement Application"). The Set Aside Application and Enforcement Application are currently set to be heard by the Court in June 2023.

The Company has made submissions before the arbitrator seeking approximately $3.5 million in costs of the arbitration, and that matter remains outstanding and is currently set to be heard in April 2023.

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

On December 2, 2021, the Court granted the motion and ordered the parties to present the dispute for binding arbitration in Ontario. The Court then placed the case in civil suspense pending resolution of the arbitration and ordered the parties to notify the Court within seven days of any final award in any arbitration proceeding. This means that no further activity will occur in this case unless and until any such arbitration concludes. As of the date hereof, no arbitration in respect of this dispute has been commenced.

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

Dr. Bokhari alleged that he had received shares of stock in FSD Pharma pursuant to the terms of an employment contract, and that the Corporation thereafter contacted his broker in a purportedly improper effort to cancel those shares after they were issued. Dr. Bokhari advanced two claims in his Complaint: (a) claiming tortious interference with contractual relations, in which Dr. Bokhari alleges that the Corporation interfered with the contract between him and his broker by demanding the return of the shares; and (b) conversion, in which Dr. Bokhari alleges that he is entitled to the shares at issue and will be harmed by the Corporation's demand for their return. The damages sought by Dr. Bokhari were not stated in the Complaint.

Dr. Bokhari filed a Motion for Temporary Restraining order and Preliminary Injunction, in which he sought to prevent the defendants from interfering with his access to and use of the disputed shares. This motion was heard in Court and denied in its entirety on July 26, 2021.

On July 21, 2021, the Corporation commenced a legal proceeding against Dr. Bokhari, former members of the Board including James Datin, Robert Ciaruffoli, Stephen Buyer and Gerald Goldberg, as well as Dr. Bokhari's brokerages, Haywood Securities Inc., Haywood Securities (US) Inc., and the Corporation's previous transfer agent, Computershare. The Corporation made the application before the Superior Court that the Contested Shares were issued contrary to section 23(2) of the OBCA and validly cancelled by resolution of the Board passed on June 1, 2021.

The Corporation was able to reach an agreement with all of the former directors other than Dr. Bokhari under which they did not oppose FSD's application and agreed to be bound by the decision in the application, and the Corporation agreed not to seek costs against them. Neither Computershare nor any of Dr. Bokhari's brokerages took any position on the application.

The application hearing proceeded before Justice Koehnen on December 20, 2021. On March 8, 2022, Justice Koehnen issued a mixed decision in the application, permitting the Contested Share grant to Dr. Bokhari until the date of his termination but cancelling 504,888 Contested Shares relating to services that were to be provided after the date of termination (the "Invalid Shares"). On FSD's direction, Computershare cancelled the Invalid Shares on March 29, 2022.

Derivative Complaint

On July 20, 2021, a shareholder filed a claim in the Delaware Chancery Court against the Corporation and its directors and officers seeking to remedy harm they believe the directors and officers of the Corporation have caused by their actions. The shareholder filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed.

On September 13, 2021, the Corporation filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022. On May 5, 2022, the Court granted the motion to dismiss (without prejudice) based on the shareholder's lack of standing, namely, his failure to seek and obtain Canadian court approval to proceed. The Court found that if the shareholder wants to attempt to pursue the claims on behalf of either FSD Pharma or FSD BioSciences, he first needs to file an application in the Ontario Superior Court of Justice and satisfy Ontario's statutory requirements for bringing a derivative action. The shareholder did not appeal the Court's order to dismiss.

FSD BioSciences Employees

During the three months ended June 30, 2021, two former FSD BioSciences employees resigned from their positions ("former employees") and the Corporation accepted their resignations. Subsequent to their resignations, the former employees sued the Corporation and FSD Biosciences in the Bucks County Court of Common Pleas in Pennsylvania on July 9, 2021 seeking relief and support for (i) severance and bonuses in the amount of $600,000; undetermined amounts for (ii) detrimental reliance, (iii) unjust enrichment, (iv) fraud, (v) promissory estoppel and (vi) Pennsylvania wage payment and collection law.

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

Indemnity Application

Dr. Raza Bokhari had commenced an application in the Ontario Superior Court of Justice seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he had commenced against the Corporation or in which he has been named as a party by the Corporation. The Corporation denied the validity of the underlying indemnification agreement and was opposing the application. In April 2022, the parties agreed to adjourn the application without setting a new hearing date.

CRO Dispute

The Corporation was party to a Master Clinical Services Agreement ("MCSA") with Syneos Health, LLC and Syneos Health UK Limited (collectively, "Syneos") dated as of July 30, 2020.  On August 25, 2021, the Corporation terminated the MCSA and all related work orders for cause, and alleged that Syneos had materially breached the MCSA.  Syneos disputes that it materially breached the MCSA and has alleged that the Corporation owes Syneos amounts due under the MCSA.  In January 2022, Syneos commenced an arbitration proceeding against the Corporation.  An evidentiary hearing was held in November 2022.  The Corporation is awaiting the decision of the arbitrators.

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

Covar Agreement

See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History -Covar Agreement" for details.

Cobourg Sale Agreement

See "Item 4.A. History and Development of the Company-General Development of the Business-Three Year History - Transition from Cannabis to Biotechnology"for details.

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

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, broker-dealers, traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, governments or agencies or instrumentalities thereof, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our Class B Shares as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated or similar transaction, persons that have a "functional currency" other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the total combined voting power or value of our equity interests, persons that acquired Class B Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code and partnerships (and other entities or arrangements classified as partnerships or as other pass-through entities for U.S. federal income tax purposes) and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

We believe that we may be considered a PFIC for the year ended December 31, 2022. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we may be considered a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company's assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year.  Our determination of whether we are a PFIC in respect of any particular year is based on an interpretation of complex provisions of the law, in respect of which the Internal Revenue Service has not issued significant guidance.  Because the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that our conclusions regarding our status as a PFIC for any tax year will not be challenged by the Internal Revenue Service and, if challenged, upheld in appropriate proceedings. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class B Shares, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for our Class B Shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including certain pledges, of our Class B Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for our Class B Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

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

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class B Shares held at the end of such taxable year over the adjusted tax basis of such Class B Shares. The U.S. Holder generally would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of our Class B Shares held at the end of such taxable year over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in our Class B Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Gain from a sale, exchange or other taxable disposition of the U.S. Holder's Class B Shares generally would be treated as ordinary income, and loss from such a sale, exchange or other taxable disposition generally would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder's mark-to-market election for our Class B Shares.

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

To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's Class B Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Class B Shares). To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's Class B Shares, the remainder will be taxed as capital gain recognized on a sale or exchange (as discussed below in "Sale, Exchange or Other Taxable Disposition of Our Class B Shares"). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

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

So long as the Company is a "qualified foreign corporation", dividends paid by the Company will be "qualified dividend income" if certain holding period and other requirements are met (including a requirement that the Company is not a PFIC in the taxable year of the dividend or the immediately preceding taxable year).  Qualified dividend income of certain non-corporate U.S. Holders is subject to tax at a reduced maximum U.S. federal income tax rate.  Each U.S. Holder is advised to consult its tax advisors regarding the availability of the preferential tax rate on dividends with regard to such U.S. Holder's particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on its shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Income Tax Convention between the United States and Canada (or the U.S.-Canada Treaty), although there can be no assurance in this regard. Furthermore, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the PFIC rules discussed above, if the U.S.-Canada Treaty is applicable, dividends paid to our Class B Shares will generally be "qualified dividend income" in the hands of certain non-corporate U.S. Holders, provided that certain conditions are met, including holding period requirements and the absence of certain risk reduction transactions.

Sale, Exchange or Other Taxable Disposition of Our Class B Shares

Subject to the discussion above under "Passive Foreign Investment Company Rules", a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale, exchange or other taxable disposition of our Class B Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the disposition and such U.S. Holder's adjusted tax basis in our Class B Shares. A U.S. Holder's adjusted tax basis in our Class B Shares will generally be the U.S. Holder's U.S. dollar cost for such Class B Shares.  Capital gain or loss generally will be long-term capital gain or loss if, on the date of disposition, our Class B Shares were held by the U.S. Holder for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains are subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from a sale, exchange or other taxable disposition of our Class B Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Receipt of Foreign Currency

The U.S. dollar value of any cash distribution made in Canadian dollars to a U.S. Holder will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of our Class B Shares for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize U.S. foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder that so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no exchange gain or loss will be recognized at that time. A U.S. Holder will generally have a basis in Canadian dollars equal to their U.S. dollar value on the date of receipt of such distribution, on the date of disposition, or, in the case of cash method U.S. Holders (and accrual method U.S. Holders that so elect), on the date of settlement. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class B Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) and, in the case of a U.S. Holder claiming significant losses, IRS Form 8886 (Reportable Transaction Disclosure Statement). As described above under "Passive Foreign Investment Company Rules", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Company equity interests may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting. Dividends on and proceeds from the sale or other disposition of our Class B Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. U.S. backup withholding may apply to amounts subject to information reporting if the U.S. Holder fails to provide an accurate U.S. taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. backup withholding and information reporting rules.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a Shareholder who is a beneficial owner of our Class B Shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act"), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm's length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, Class B Shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the Class B Shares, a "derivative forward agreement", as that term is defined in the Canadian Tax Act and (6) holds the Class B Shares as capital property (a "Non-Canadian Holder"). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank", as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their own tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the "Canada-U.S. Tax Treaty"), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial decision or action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

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

Generally, the Class B Shares will not constitute "taxable Canadian property" to a Non-Canadian Holder at a particular time provided that the Class B Shares are listed at that time on a "designated stock exchange" (as defined in the Canadian Tax Act), which currently includes the CSE and the Nasdaq, unless at any particular time during the 60-month period that ends at that time the following two conditions are met concurrently:

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

Notwithstanding the foregoing, in certain circumstances, Class B Shares could be deemed to be "taxable Canadian property" to a Non-Canadian Holder. Non-Canadian Holders whose Class B Shares are, or may constitute, "taxable Canadian property" should consult their own tax advisors.

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

J. Annual Report to Security Holders

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

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this annual report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 and concluded that it was effective.

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

During 2022, no provision of the Code of Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller was amended (other than technical, administrative or other non-substantive amendments), nor did we grant any waiver (including an implicit waiver) of any provision of the Code of Conduct to any such officer.

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

Item 16C. Principal Accountant Fees and Services.

MNP served as our independent registered public accounting firm for the years ended December 31, 2022, 2021 and 2020. The following table provides a summary of the fees for professional services rendered by MNP for the years ended December 31, 2022 and 2021.

Auditors' Fees

The following table sets forth the fees billed by the Corporation's auditor during the years ended December 31, 2022 and December 31, 2021:

Fee	For the year ended December 31, 2021	For the year ended December 31, 2022
Audit Fees(1)	C$485,805	C$386,599
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	C$46,400	C$45,176
All Other Fees(4)	Nil	Nil
Total	C$532,205	C$431,775

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Corporation repurchased 1,999,800 Class B Shares for cancellation, at an average price of approximately C$1.20, under the 2022 NCIB.

The following table specifies the number of shares purchased by the Corporation under the 2022 NCIB:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (C$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

Month #1 (January 1, 2022 - January 31, 2022)	420,600	1.22	420,600	1,579,400

Month #2 (February 1, 2022 - February 28, 2022)	575,000	1.15	995,600	1,004,400

Month #3 (March 1, 2022 - March 31, 2022)	529,100	1.25	1,524,700	475,300

Month #4 (April 1, 2022 - April 30, 2022)	0	0	1,524,700	475,300

Month #5 (May 1, 2022 - May 31, 2022)	138,400	1.20	1,663,100	336,900

Month #6 (June 1, 2022 - June 30, 2022)	117,300	1.16	1,780,400	219,600

Month #7 (July 1, 2022 - July 31, 2022)	209,400	1.21	1,989,800	10,200

Month #8 (August 1, 2022 - August 31, 2022)	0	0	1,989,800	10,200

Month #9 (September 1, 2022 - September 30, 2022)	10,000	1.26	1,999,800	200

Month #10 (October 1, 2022 - October 31, 2022)	0	0	1,999,800	200

Month #11 November 1, 2022 - November 30, 2022	0	0	1,999,800	200

Month #12 (December 1, 2022 - December 31, 2022)	0	0	1,999,800	200

On January 12, 2023, the Board authorized the 2023 NCIB, which authorizes the Corporation to repurchase up to 1,925,210 Class B Shares, being approximately 5% of the Corporation's issued and outstanding Class B Shares as of that date, from time to time over 12 months. The 2023 NCIB commenced on January 18, 2023 and will terminate on January 17, 2024, unless terminated earlier by the Corporation. See "Item 4.A. History and Development of the Company-General Development of the Business - Three Year History - Capital Markets Transactions" for details on the 2022 NCIB and 2023 NCIB.

The following table specifies the number of shares purchased by the Corporation since the initiation of the 2023 NCIB:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (C$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 (January 12, 2023 - January 31, 2023)	289,600	1.39	289,600	1,635,610

Month #2 (February 1, 2023 - February 28, 2023)	1,328,700	2.27	1,618,300	306,910

Month #3 (March 1, 2023 - March 31, 2023)	286,400	2.10	1,904,700	20,510

Total	1,904,700	2.11	1,904,700	20,510

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

Independent Director Requirements

Nasdaq Marketplace Rule 5605(b)(1) requires a majority of the board of directors of each issuer to be comprised of independent directors, as that term is defined under Rule 5605(a)(2). The Corporation does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Corporation complies with the applicable CSE rules and applicable Canadian and Ontario corporate and securities regulatory requirements.

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

Independent Director Oversight of Executive Compensation and Board Nominations

Nasdaq's Marketplace Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the board or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company is not required to comply with Nasdaq Marketplace Rules 5605(d) or 5605(e). Instead, and in accordance with the Nasdaq exemption, the Corporation complies with the applicable CSE rules and applicable Canadian corporate and securities regulatory requirements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

This disclosure item does not yet apply to the Corporation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-44 appearing at the end of this Annual Report on Form 20-F following the signature page.

Item 19. Exhibits.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Articles of Amalgamation of FSD Pharma Inc. dated November 1, 1998, as amended through February 3, 2020.	20-F	001-39152	1.1	March 31, 2022
1.2	Amended and Restated By-Law Number 1.	6-K	001-39152	99.1	May 5, 2021
2.1*	Description of Securities
2.2	Coattail Agreement, dated May 24, 2018, by and among FSD Pharma Inc., Computershare Trust Company of Canada, and each of the individuals listed on Schedule A thereto.	40-F	001-39152	99.18	December 6, 2019
4.1	Equity Distribution Agreement, dated February 11, 2021, by and between FSD Pharma Inc. and A.G.P. Alliance Global Partners.	6-K	001-39152	99.1	February 11, 2021
4.3	Amended and Restated License Agreement, dated January 8, 2020, between FSD Pharma Inc. and Epitech Group SPA.	6-K	001-38152	99.1	March 18, 2020
4.4	First Amendment to the Restated License Agreement, dated July 9, 2020, by and between FSD Pharma Inc. and Epitech Group SPA.	20-F	001-39152	4.4	March 31, 2022
4.5#	Assignment Agreement, dated June 28, 2019, by and between FSD Pharma Inc. and Prismic Pharmaceuticals, Inc.	20-F	001-39152	4.5	March 31, 2022
4.6#	Proposal Agreement, dated October 1, 2021, by and between FSD Pharma Inc. and Covar Pharmaceuticals Inc.	20-F	001-39152	4.6	March 31, 2022

4.7	Master Agreement, dated August 25, 2021, by and among FSD Pharma Inc., 2861435 Ontario Inc. and Lucid Psycheceuticals Inc.	6-K	001-39152	99.1	September 21, 2021
4.8	Amalgamation Agreement, dated September 20, 2021, by and among FSD Pharma Inc., 2861435 Ontario Inc. and Lucid Psycheceuticals Inc.	6-K	001-39152	99.2	September 21, 2021
4.9#	Exclusive License Agreement, dated May 19, 2021, by and between Lucid Psycheceuticals Inc. and the University Health Network.	20-F	001-39152	4.9	March 31, 2022
4.13†	Stock Option Plan, dated for reference February 9, 2018.	40-F	001-39152	99.9	December 6, 2019
4.14†	Form of 2022 Indemnification Agreement, by and among FSD Pharma Inc., and certain of its Directors and Officers.	20-F	001-39152	4.14	March 31, 2022
4.15†	Employment Agreement, dated July 26, 2021, by and between FSD Pharma Inc. and Anthony Durkacz.	20-F	001-39152	4.15	March 31, 2022
4.16 †	Employment Agreement, dated July 26, 2021, by and between FSD Pharma Inc. and Zeeshan Saeed.	20-F	001-39152	4.16	March 31, 2022
4.17 †	Employment Agreement, dated August 29, 2021, by and between FSD Pharma Inc. and Donal Carroll.	20-F	001-39152	4.17	March 31, 2022
4.18*†	Equity Incentive Plan, dated for reference May 16, 2022.
4.19*†	Employment Agreement, dated January 19, 2022, by and among Lucid Psycheceuticals Inc. and Kevin Cassidy.
4.20*†	Employment Agreement, dated March 21, 2022, by and among Lucid Psycheceuticals Inc. and Dr. Andrzej Chruscinski.

8.1*	List of subsidiaries of the Registrant.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management's Discussion and Analysis of Financial Condition and Results of Operations for three months ended and fiscal years ended December 31, 2022 and 2021
99.1	Audit Committee Charter	20-F	001-39152	99.1	March 31, 2022
101.1*	Interactive Data File.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104.1*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of FSD Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of FSD Pharma Inc. (the "Company") as of December 31, 2022 and 2021 and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Chartered Professional Accountants;

Licensed Public Accountants

We have served as the Company's auditor since 2019.

Toronto, Canada

March 31, 2023

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

FSD Pharma Inc.

Consolidated financial statements

For the years ended December 31, 2022, 2021 and 2020

(expressed in United States dollars, except per share amounts)

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in United States dollars)

As at		December 31,	December 31,
		2022	2021
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		16,980,472	35,259,645
Other receivables	6	374,377	500,964
Prepaid expenses and deposits	7	472,137	1,366,421
Investments	9	-	158,036
Net investment in lease		23,188	-
		17,850,174	37,285,066
Assets held for sale	5	-	8,647,779
		17,850,174	45,932,845

Non-current assets
Equipment, net		105,729	-
Investments	9	827,612	660,226
Right-of-use asset, net	10	155,196	168,307
Finance receivables, net	8	7,431,656	-
Intangible assets, net	11	12,040,289	16,201,739
		38,410,656	62,963,117

LIABILITIES
Current liabilities
Trade and other payables	12	7,108,419	7,510,771
Lease obligations	13	177,870	124,311
Warrants liability	14	243,594	765,403
Notes payable		300,549	300,549
		7,830,432	8,701,034
Non-current liabilities
Lease obligations	13	38,004	131,045
		7,868,436	8,832,079

SHAREHOLDERS' EQUITY
Class A share capital	15	151,588	151,588
Class B share capital	15	143,258,972	152,173,089
Warrants	15	2,142,400	5,137,417
Contributed surplus		28,500,924	22,583,649
Foreign exchange translation reserve		652,601	239,612
Accumulated deficit		(144,164,265)	(126,154,317)
		30,542,220	54,131,038
		38,410,656	62,963,117

Commitments and contingencies	21
Subsequent events	25

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Donal Carroll	Director - Nitin Kaushal

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in United States dollar, except number of shares)

For the years ended December 31,		2022	2021	2020
	Notes	$	$	$
Expenses
General and administrative	18	14,450,094	15,926,103	10,058,083
External research and development fees		6,910,844	6,328,104	7,832,847
Share-based payments	16	1,531,258	7,443,930	8,052,011
Depreciation and amortization	10 & 11	4,537,415	4,045,523	3,900,458
Legal provision		-	-	757,829
Impairment of right-of-use asset		-	-	89,860
Total operating expenses		27,429,611	33,743,660	30,691,088

Loss from continuing operations		(27,429,611)	(33,743,660)	(30,691,088)

Interest income	19	(367,735)	(1,292)	(3,691)
Finance expense, net		48,822	69,404	235,581
Gain on settlement of financial liability		(119,453)	(49,792)	(680,164)
Gain on change in fair value of derivative liability	14	(521,809)	(682,507)	(2,561,456)
Loss on changes in fair value of investments	9	234,226	858,483	770,874
Net loss from continuing operations		(26,703,662)	(33,937,956)	(28,452,232)

Net income (loss) from discontinued operations	5	3,096,834	(1,347,473)	(3,347,561)
Net loss		(23,606,828)	(35,285,429)	(31,799,793)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain on translation of foreign operations		412,989	31,815	292,573
Comprehensive loss		(23,193,839)	(35,253,614)	(31,507,220)

Net (loss) income per share
Basic and diluted - continuing operations	17	(0.69)	(0.97)	(2.36)
Basic and diluted - discontinued operations	17	0.08	(0.04)	(0.28)

Weighted average number of shares outstanding – basic and diluted	17	38,732,381	34,945,210	12,043,961

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2022, 2021 and 2020

(expressed in United States dollar, except number of shares)

	Class A shares		Class B shares		Warrants		Contributed surplus	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$

Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989	17,371,434	(84,776)	(59,069,095)	36,277,477
Shares issued [note 15]	-	-	8,925,942	22,242,975	6,335,758	1,110,904	(1,302,076)	-	-	22,051,803
Share-based payments [note 16]	-	-	2,307,569	6,663,479	-	-	2,763,482	-	-	9,426,961
Share options exercised	-	-	22,382	563,747	-	-	(504,185)	-	-	59,562
Warrants expired	-	-	-	-	(54,100)	(463,935)	463,935	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	292,573	(31,799,793)	(31,507,220)
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958	18,792,590	207,797	(90,868,888)	36,308,583
Shares issued [note 15]	-	-	15,480,462	38,341,407	-	-	-	-	-	38,341,407
Share-based payments [note 16]	-	-	1,462,558	3,751,412	100,000	98,513	3,594,006	-	-	7,443,931
Share cancelation [note 15]	-	-	(156,278)	-	-	-	-	-	-	-
Lucid acquisition [note 4]	-	-	4,502,392	7,023,732	112,162	70,563	196,436	-	-	7,290,731
Warrants expired	-	-	-	-	(4,476)	(617)	617	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	31,815	(35,285,429)	(35,253,614)
Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417	22,583,649	239,612	(126,154,317)	54,131,038
Share repurchase [note 15]	-	-	(1,999,800)	(7,523,117)	-	-	-	-	5,596,880	(1,926,237)
Share-based payments [note 16]	-	-	158,144	169,500	-	-	1,361,758	-	-	1,531,258
Share cancellation [note 15]	-	-	(504,888)	(1,752,090)	-	-	1,752,090	-	-	-
Warrants expired	-	-	-	-	(474,702)	(2,995,017)	2,995,017	-	-	-
PSUs converted to shares [note 16]	-	-	400,000	191,590	-	-	(191,590)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	412,989	(23,606,828)	(23,193,839)
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400	28,500,924	652,601	(144,164,265)	30,542,220

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020
(expressed in United States dollars)

	2022	2021	2020
	$	$	$

Operating activities
Net loss from continuing operations	(26,703,662)	(33,937,956)	(28,452,232)
Add (deduct) items not affecting cash
Depreciation and amortization	4,534,586	4,045,523	3,900,458
Impairment of right-of-use asset	-	-	89,860
Interest expense	63,411	69,404	7,860
Share-based payments	1,531,258	7,443,930	8,052,011
Change in fair value of investments	234,226	858,483	770,874
Change in fair value of derivative liability	(521,809)	(682,507)	(2,561,456)
Unrealized foreign exchange loss (gain)	934,100	-	(327,161)
Gain on settlement of financial liability	(119,453)	(49,792)	(680,164)
Gain on net investment in lease	(22,619)	-	-
Changes in non-cash working capital balances
Finance receivables	(7,431,656)	-	-
Other receivables	215,175	(106,880)	435,183
Prepaid expenses and deposits	795,930	(609,153)	(526,738)
Trade and other payables	(699,778)	3,604,766	898,691
Cash used in continuing operating activities	(27,190,291)	(19,364,182)	(18,392,814)
Cash used in discontinued operating activities	(1,142,982)	(1,382,041)	(737,659)
Cash used in operating activities	(28,333,273)	(20,746,223)	(19,130,473)

Investing activities
Cash acquired from acquisition of Lucid Psycheceuticals Inc.	-	768,964	-
Purchase of investments	(401,612)	-	-
Purchase of equipment	(113,958)	-	-
Additions to intangible assets	(250,000)	(500,000)	-
Proceeds from sale of investments	158,036	-	6,477,510
Cash (used in) provided by continuing investing activities	(607,534)	268,964	6,477,510
Cash provided by discontinued investing activities	12,730,942	-	36,616
Cash provided by investing activities	12,123,408	268,964	6,514,126

Financing activities
Share repurchase	(1,926,237)	-	-
Proceeds from issuance of shares, net	-	38,341,407	25,100,459
Proceeds from exercise of share-options	-	-	59,548
Repayment of notes payable	-	(71,759)	(946,643)
Payment of lease obligation	(143,071)	(57,566)	(39,993)
Cash (used in) provided by continuing financing activities	(2,069,308)	38,212,082	24,173,371
Cash provided by discontinued financing activities	-	-	-
Cash (used in) provided by financing activities	(2,069,308)	38,212,082	24,173,371

Net (decrease) increase	(18,279,173)	17,734,823	11,557,024
Cash and cash equivalents, beginning of the year	35,259,645	17,524,822	5,967,798
Cash and cash equivalents, end of the year	16,980,472	35,259,645	17,524,822

The accompanying notes are an integral part of these consolidated financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company") is a biotechnology company with three drug candidates in different stages of development. FSD Biosciences Inc., a wholly-owned subsidiary, is focused on pharmaceutical research and development ("R&D") of its lead compound, ultra-micronized palmitoylethanolamide ("PEA") or FSD-PEA (also known as FSD-201). Through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (also known as Lucid-201) and Lucid-MS (also known as Lucid-21-302). PEA, the active substance in FSD-PEA, interacts with the endocannabinoid system in the body and exhibits anti-inflammatory activities. Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

FV Pharma Inc. ("FV Pharma"), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in July 2020 and suspended all activities in September 2020. In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property"). On May 6, 2022, the Company closed the sale of the Facility and the Facility Property (refer to Note 5).

On May 13, 2022, FSD Strategic Investments Inc. ("FSD Strategic Investments"), a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

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

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	December 31, 2022	December 31, 2021	December 31, 2020
		%	%	%
FSD Biosciences Inc.	USA	100	100	100
Prismic Pharmaceuticals Inc.	USA	100	100	100
FV Pharma Inc.	Canada	100	100	100
Lucid Psycheceuticals Inc.	Canada	100	100	-
FSD Strategic Investments Inc.	Canada	100	-	-
FSD Pharma Australia Pty Ltd	Australia	100	-	-

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

2. Basis of presentation

[a] Statement of compliance

These financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies set out below have been consistently applied to all periods presented, unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 31, 2023.

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

[c] Basis of presentation

The accompanying financial statements include the accounts of FSD and its subsidiaries, FV Pharma Inc., FSD Biosciences Inc., Prismic Pharmaceuticals Inc., Lucid Psycheceuticals Inc., FSD Strategic Investments Inc. and FSD Pharma Australia Pty Ltd. The financial statements incorporate the assets and liabilities of the Company and its subsidiaries as at December 31, 2022 and 2021 and the results of these subsidiaries for the years ended December 31, 2022, 2021 and 2020.

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

[d] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc. (Note 4)	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

[iv] Valuation ofshare-based payments and warrants

Management measures the costs for share-based payments and warrants, including certain warrant liabilities, using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate and the rate of forfeiture. For performance share units ("PSUs"), management is required to estimate when the vesting conditions will be met. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments, warrants and warrant liabilities.

[v] Allowance for credit losses

Judgment is required as to the timing of establishing an allowance for credit losses and to estimate the amount of expected credit losses taking into consideration counterparty creditworthiness, the fair value of underlying collateral, current and future economic trends, the expected residual value of the underlying assets and past experience.

[vi] Valuation of investments

The Company holds investments that have do not have quoted prices in active markets. In determining the fair value of investments, management is required to make certain estimates and assumptions regarding the fair value as of the reporting date. Assumptions are made and estimates are used in applying the valuation techniques to determine fair value. These include observable inputs other than quoted prices in active markets. Such investments are classified as Level 2 within the fair value hierarchy. The value at which the Company could ultimately realize upon disposition of these investments may differ from their carrying value and such differences could be material.

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

[vii] Assets held for sale

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

[viii] Asset acquisition

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

[ix] Functional currency

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

3. Significant accounting policies

[a] Cash and cash equivalents

Cash and cash equivalents include cash held at financial institutions, cash held in trust accounts and short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. There are no restrictions on cash held in trust and no cash was held in trust as at December 31, 2022.

[b] Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in consolidated statements of loss and comprehensive loss.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in the consolidated statements of loss and comprehensive loss.

Depreciation is based on the estimated useful lives of the assets provided as follows:

Computer equipment	3 years
Furniture and fixtures	3 - 10 years
Lease improvements	Over the term of the lease

An item of equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation and the depreciation charge are adjusted prospectively, if appropriate.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

Revenue from the sale of cannabis in fiscal 2020 was recognized when the Company transfers control of the good to the customer. This was generally considered to have occurred when products have been delivered to the location specified in the sales contract and accepted by the customer.

The Company recognized revenue in an amount that reflects the consideration the Company expects to receive taking into account any variation that may result from rights of return.

Prior to surrendering its cannabis licenses, the Company was required to remit excise tax to the Canada Revenue Agency on the sale of medical cannabis in Canada. The Company became liable for these excise duties when cannabis products were delivered to the customer. In accordance with IFRS 15, revenue presented within discontinued operations (Note 5) represents revenue from the sale of goods less applicable excise tax.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

[f] Financial Instruments

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

• Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash	Amortized cost
Other receivables	Amortized cost
Investments	Fair value through profit or loss
Finance receivables	Amortized cost
Trade and other payables	Amortized cost
Warrants liability	Fair value through profit or loss
Notes payable	Amortized cost

• Impairment of financial assets

• Other receivables

An expected credit loss ("ECL") model applies to financial assets measured at amortized cost. The Company's financial assets measured at amortized cost and subject to the ECL model consist primarily of finance and other receivables. The Company applies the simplified approach to impairment for finance and other receivables by recognizing a loss allowance based on lifetime expected losses at each reporting date taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its finance and other receivables using the expected credit loss model, and no material difference was noted.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

• Finance receivables

Finance receivables are a financial asset initially recognized at fair value and are subsequently carried at amortized cost using the effective interest method. The Company's business model is to hold these receivables to collect contractual cash flows that represent solely payments of principal and interest. Finance receivables are assessed for impairment at the end of each reporting period in accordance with IFRS 9 as outlined below.

The ECL model is based on the credit losses expected to arise over the life of the assets, unless there has been no significant increase in credit risk since origination, in which case the allowance is based on the 12 months' expected credit loss. The ECL model uses a three-stage impairment approach based on changes in the credit risk of the finance receivable since initial recognition. The three stages are as follows:

Stage 1- Finance receivables that have not experienced a significant increase in credit risk since initial recognition.

Stage 2- Finance receivables that have experienced a significant increase in credit risk since initial recognition.

Stage 3 - Finance receivables for which there is objective evidence of impairment.

The Company considers a number of factors when assessing if there has been a significant increase in credit risk, including the number of days past due, changes in the financial condition of the borrower, responsiveness of the borrower and other borrower specific information that may be available, without consideration of collateral.

In determining its estimation of the ECL allowances, the Company also considers past events, current market conditions including interest rates, real estate market statistics, and supportable forward-looking information, including macro-economic factors, such as housing price and interest rate forecasts.

The ECL model requires the recognition of credit losses equal to 12-month ECLs for Stage 1 and recognition of lifetime expected credit losses for Stage 2 and 3. The 12-month ECLS are lifetime ECLS that are expected to occur within 12 months after the reporting date. The lifetime ECLs represent the expected loss in value due to possible default events over the life of a mortgage receivable weighted by the likelihood of a loss. Three factors are primarily used to measure ECLs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).

[g] Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets are tested for impairment when there are indicators of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Intangible assets with an indefinite useful life are tested for impairment at least annually in the fourth quarter and whenever there is an indication that the asset may be impaired. The Company has no indefinite life intangible assets.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

[h] Income Taxes

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

[i] Share-based Compensation

Share options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Share options, PSUs and warrants awarded to employees are accounted for using the fair value method. The fair value of the share options, PSUs and warrants granted are recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value of share options and warrants are calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. The fair value of PSUs is calculated using market share prices at the date of grant.

[j] Net Loss per Share

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

[k] Leases

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

[l] External research and development

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

[m] Discontinued operations

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. On October 31 2022, the IASB issued an amendment to defer the effective date of the amendments by one year from its originally planned effective date to annual periods beginning on or after January 1, 2024, due to the impact of the COVID-19 pandemic. The Company is still assessing the impact of adopting these amendments on its financial statements.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

4. Acquisition of Lucid

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, an early-stage Canadian-based specialty pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for total consideration of $7,290,731. The acquisition is part of the Company's strategy of building a portfolio of biotech assets.

Prior to the acquisition, the Company's current CEO and Executive Co-Chairman of the Board beneficially held approximately 4.5% ownership interest in Lucid through an entity related to this individual.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020
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

5. Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and the Facility and the Facility Property. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002.

Results of operations related to the Facility and the Facility Property are reported as discontinued operations for the period ended December 31, 2022, 2021 and 2020.

Assets held for sale as at December 31, 2022 and, 2021 consisted of the following:

	2022	2021
	$	$
Property and plant	-	8,647,779

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Net income (loss) and comprehensive income (loss) from discontinued operations for the years ended December 31, 2022, 2021 and 2020 is comprised of the following:

		For the years ended December 31,
	Notes	2022	2021	2020
		$	$	$

Revenue		-	-	14,514

Cost of revenue		-	-	1,032,010
Gross loss before fair value adjustments		-	-	(1,017,496)
Fair value adjustments on inventory sold		-	-	(945)
Unrealized loss on changes in fair value of biological assets		-	-	166,886
Gross loss		-	-	(1,183,437)

Expenses
General and administrative	18	1,185,600	1,412,392	1,665,541
Depreciation and amortization		-	-	90,340
Impairment of equipment		-	-	387,474
Total operating expenses		1,185,600	1,412,392	2,143,355

Loss from discontinued operations		(1,185,600)	(1,412,392)	(3,326,792)

Other income		(32,852)	(64,919)	(79,568)
Loss on sale of equipment		-	-	100,337
Gain on sale of property and plant		(4,249,582)	-	-
Net income (loss) from discontinued operations		3,096,834	(1,347,473)	(3,347,561)

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Cash flows from discontinued operations for the years ended December 31, 2022, 2021 and 2020 are comprised of the following:

	For the years ended December 31,
	2022	2021	2020
	$	$	$
Operating activities
Net income (loss) from discontinued operations	3,096,834	(1,347,473)	(3,347,561)
Add (deduct) items not affecting cash
Depreciation and amortization	-	-	108,209
Change in fair value adjustments on inventory sold	-	-	(945)
Impairment of inventory	-	-	534,814
Impairment of equipment	-	-	387,474
Change in fair value of biological assets	-	-	166,886
Loss on disposal of inventory	-	-	197,436
Loss on sale of equipment	-	-	100,337
Changes in non-cash working capital balances
Gain on sale of property and plant	(4,249,582)	-	-
Other receivables	(88,588)	38,822	960,778
Inventories	-	-	(21,932)
Biological assets	-	-	(166,886)
Prepaid expenses and deposits	98,354	(20,091)	279,870
Trade and other payables	-	(53,299)	63,861
Cash used in operating activities	(1,142,982)	(1,382,041)	(737,659)

Proceeds from sale of property and plant, net	12,730,942	-	-
Cash provided by investing activities	12,730,942	-	-

6. Other receivables

The Company's other receivables are comprised of the following:

	December 31, 2022	December 31, 2021
	$	$
Sales tax recoverable	279,333	272,212
ITC receivable	-	228,752
Interest receivable	95,044	-
	374,377	500,964

7. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	December 31, 2022	December 31, 2021
	$	$
Research and development	308,502	602,497
Insurance	95,697	116,649
Other prepaids and deposits	67,938	647,275
	472,137	1,366,421

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

8. Finance receivables

Finance receivables consist of secured loans to customers measured at amortized cost, net of allowance for credit losses.

Finance receivables as at December 31, 2022 are as follows:

$
Balance - December 31, 2021	-
Additions	7,805,825
Add: Interest income	183,037
Less: Interest payments	(149,906)
Less: Principal payments	(203,077)
Effects of foreign exchange	(204,223)
Balance - December 31, 2022	7,431,656

Current	-
Non-current	7,431,656
Balance - December 31, 2022	7,431,656

Allowances for credit losses as at December 31, 2022, were $nil. Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property. Loans are issued up to 55% of the initial appraised value of the secured property.

Finance receivables include the following:

$
Minimum payments receivable	8,340,953
Unearned income	(909,297)
Net investment	7,431,656
Allowance for credit losses	-
Finance receivables, net	7,431,656

As at December 31, 2022 all loans were classified as stage 1 and there were no changes between stages during the year.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

9. Investments

The following tables outline changes in investments during the periods:

						Change in fair	Balance at
			Balance at Proceeds from			value through	December 31,
Entity	Instrument	Note	December 31, 2021	sale	Additions	profit or loss	2022
			$	$	$	$	$
True Pharma Strip Inc.	Shares	(i)	197	197	-	-	-
HUGE Shops	Shares	(ii)	157,760	157,760	-	-	-
SciCann Therapeutics	Shares	(iii)	79	79	-	-	-
Solarvest BioEnergy Inc.	Shares	(iv)	366,792	-	-	(145,302)	221,490
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	293,434	-	-	(116,242)	177,192
A2ZCryptoCap Inc.	Shares	(v)	-	-	6,162	4,470	10,632
Lions Bay Fund	Shares	(vi)	-	-	395,450	22,848	418,298
			818,262	158,036	401,612	(234,226)	827,612

						Current	-
						Non-Current	827,612
							827,612

			Balance at	Change in fair value	Balance at
Entity	Instrument	Note	December 31, 2020	through profit or loss	December 31, 2021
			$	$	$
True Pharma Strip Inc.	Shares	(i)	-	197	197
HUGE Shops	Shares	(ii)	600,433	(442,673)	157,760
SciCann Therapeutics	Shares	(ii)	195,679	(195,600)	79
Solarvest BioEnergy Inc.	Shares	(iv)	447,678	(80,886)	366,792
Solarvest BioEnergy Inc.	Warrants	(iv)	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	(iv)	358,142	(64,708)	293,434
			1,676,745	(858,483)	818,262

				Current	158,036
				Non-Current	660,226
					818,262

(i) True Pharma Strip Inc. ("True Pharma")

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

(ii) HUGE Shops

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

(iii) SciCann Therapeutics Inc. ("SciCann")

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

(iv) Solarvest BioEnergy Inc. ("Solarvest")

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $1,805,520 for a total fair value of $2,256,900 of Solarvest in exchange for 49,751 Class B shares of the Company with a fair value of $1,880,750 based on a market price of C$50.25 and recognition of a derivative liability of $376,150.

As at December 31, 2021, the fair value of the shares was determined based on the quoted market price of the shares of C$0.155 per share. The warrants expired unexercised during the year ended December 31, 2021. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the Solarvest share price of C$0.155 as at December 31, 2021.

As at December 31, 2022, the fair value of the shares was determined based on the quoted market price of the shares of C$0.10 per share. The fair value of the convertible debenture is calculated as the fair value of the shares if the debenture were converted at the Solarvest share price of C$0.10 as at December 31, 2022. The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

(v) A2ZCryptoCap Inc. ("A2Z")

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at December 31, 2022, the fair value of the shares was determined based on the quoted market price of the shares of C$0.18 per share. The shares have been classified as level 1 within the fair value hierarchy - quoted market price.

(vi) Lions Bay Fund ("Fund")

During the year ended December 31, 2022, the Company invested C$500,000 into the Fund. As at December 31, 2022, the fair value of the investment was determined to be C$566,569 based on the Company's share of the net asset value of the fund. The net asset value as provided by the Fund manager provides the most reasonable assessment of the investments fair value given the magnitude of the investment. Due to the unobservable nature of the net asset value, the investment has been classified as level 3 within the fair value hierarchy and is measured at fair value through profit or loss. Therefore, the Company cannot assess whether applying reasonable possible alternative assumptions would have an impact on the fair value of the investment.

10. Right-of-use asset

Right-of-use assets as at December 31, 2022 are as follows:

$
Balance - December 31, 2020	-
Additions	179,755
Amortization	(8,300)
Effects of foreign exchange	(3,148)
Balance - December 31, 2021	168,307
Additions	98,648
Amortization	(114,907)
Effects of foreign exchange	3,148
Balance - December 31, 2022	155,196

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

11. Intangible assets

Intangible assets as at December 31, 2022 are as follows:

$
As at December 31, 2020	19,201,493
Additions	500,000
Acquisition of Lucid	6,314,571
As at December 31, 2021	26,016,064
Additions	250,000
As at December 31, 2022	26,266,064

Accumulated amortization
As at December 31, 2020	5,777,102
Amortization	4,037,223
As at December 31, 2021	9,814,325
Amortization	4,411,450
As at December 31, 2022	14,225,775

Net book value
As at December 31, 2021	16,201,739
As at December 31, 2022	12,040,289

On March 9, 2021, the Company entered into a license agreement ("Innovet License Agreement") with Innovet Italia S.R.L. ("Innovet"), under which Innovet granted the Company a license to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. Under the Innovet license agreement, the Company is required to make payments to Innovet upon the achievement of certain milestones (Note 21), including $500,000 which was paid upon execution of the Innovet License Agreement as consideration in exchange for the rights to the Licensed Products. The Company made a payment of $250,000 on March 9, 2022, as part of the consideration payable for the rights to use the intellectual property. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of the agreement.

12. Trade and other payables

Trade and other payables consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade payables	2,760,002	2,995,726
Accrued liabilities (i)	4,348,417	4,455,346
Other payables	-	59,699
	7,108,419	7,510,771

(i) Accrued liabilities consist of the following:

	December 31, 2022	December 31, 2021
	$	$
External research and development fees	3,531,996	3,062,844
Operational expenses	92,783	412,008
Professional and other fees	314,445	570,193
Accrued interest	409,193	364,275
Severance	-	46,026
	4,348,417	4,455,346

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

13. Lease obligations

The lease obligations as at December 31, 2022 and 2021, are as follows:

$
Balance - December 31, 2020	125,962
Additions	179,755
Add: Interest Expense	9,349
Less: Lease Payments	(57,566)
Effects of foreign exchange	(2,144)
Balance - December 31, 2021	255,356
Additions	98,648
Add: Interest Expense	19,062
Less: Lease Payments	(143,071)
Effects of foreign exchange	(14,121)
Balance - December 31, 2022	215,874

Current	177,870
Non-current	38,004
Balance - December 31, 2022	215,874

Lease obligations are related to the Company's office leases.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

$
Less than one year	188,365
One to two years	38,929
Thereafter	-
Total undiscounted lease payments payable	227,294
Less: impact of present value	(11,420)
Balance - December 31, 2022	215,874

14. Warrants Liability

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

The fair value of the warrants liability as at December 31, 2021 was $765,403 resulting in a gain of change in fair value of $682,507 for the year ended December 31, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.02, risk-free interest rate of 1.22% and annualized volatility of 120%.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The fair value of the warrants liability as at December 31, 2022 was $243,594 resulting in a gain on change in fair value of $521,809 for the year ended December 31, 2022. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $0.79, risk-free interest rate of 4.07% and annualized volatility of 96%.

15. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors and Officers of the Company and the former CEO of the Company. The holders of Class B shares are entitled to one (1) vote per share held.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2019	72	151,588	7,905,727	73,586,337	467,451	4,321,989
Shares issued [b] [e] [f] [g] [i] [j]	-	-	8,925,942	22,242,975	6,335,758	1,110,904
Share-based payments [a] [c] [d] [h]	-	-	2,307,569	6,663,479	-	-
Share options exercised	-	-	22,382	563,747	-	-
Warrants expired	-	-	-	-	(54,100)	(463,935)
Balance, December 31, 2020	72	151,588	19,161,620	103,056,538	6,749,109	4,968,958
Shares issued [k]	-	-	15,480,462	38,341,407	-	-
Share-based payments [l]	-	-	1,462,558	3,751,412	100,000	98,513
Share cancellation [l]	-	-	(156,278)	-	-	-
Lucid acquisition [m]	-	-	4,502,392	7,023,732	112,162	70,563
Warrants expired	-	-	-	-	(4,476)	(617)
Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417
Share repurchase [n]	-	-	(1,999,800)	(7,523,117)	-	-
Shares-based payments [o]	-	-	158,144	169,500	-	-
Share cancellation [p]	-	-	(504,888)	(1,752,090)	-	-
PSU converted to shares	-	-	400,000	191,590	-	-
Warrants expired	-	-	-	-	(474,702)	(2,995,017)
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400

[a] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain members of the Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $74,117, which was recorded as trade and other payables as at December 31, 2019.

[b] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle the derivative liability of $1,990,788.

[c] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of a share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,302,076 from contributed surplus to share capital and the recognition of an additional share-based compensation expense of $93,502 as a result of the increase in value of the shares issued.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

[d] On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation, in lieu of cash, for their annual compensation for the year ended December 31, 2020.

[e] On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $226,385. The fair value of the Class B Common Shares was $185,976 resulting in a gain on settlement of liability of $40,409.

[f] On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total cash proceeds of C$10,125,000 ($7,617,038). The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $7,515,477 and the residual value allocated to the warrants was $101,561. The Company incurred issuance costs of $707,043, which has been allocated pro-rata to the common shares and warrants.

[g] On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants as part of a direct offering for total cash proceeds of $9,999,997. Total cash proceeds were allocated to the warrants liability first with the residual amount allocated to the Class B Common Shares (Note 15). The fair value of the warrants liability was determined to be $3,289,069 and the residual amount of $6,710,928 was allocated to the Class B Common Shares. The Company incurred total cash transaction costs of $913,349. Transaction costs allocated to the warrants of $284,049 were expensed immediately and the transaction costs allocated to common shares were deducted from equity.

[h] In August 2020, the Company approved the issuance of 1,804,994 Class B Common Shares to members of the Board of Directors and certain officers and employees of the company in the form of a compensation bonus for past services provided. Total fair value of the share-based compensation bonus was $4,956,324.

[i] In October 2020, the Company issued 4,318,179 Class B Common Shares and 3,454,543 warrants as part of a direct offering for total proceeds of $9,499,994. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $8,377,267 and the residual value allocated to the warrants was $1,122,727. The Company incurred issuance costs of $879,621, which has been allocated pro-rata to the common shares and warrants.

[j] During the year ended December 31, 2020, the Company issued 56,248 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for net proceeds of $199,785.

[k] During the year ended December 31, 2021, the Company issued 15,480,462 Class B shares through the Equity Distribution Agreements with A.G.P/Alliance Global Partners for gross proceeds of $39,765,474. The Company incurred transaction fees of $1,424,067.

[l] On February 17, 2021, the Company issued 1,349,764 Class B shares to certain officers and members of the Board of Directors as share-based compensation with a fair value of $3,576,875 based on a share-price of $2.65 on the day of issuance.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

During the year ended December 31, 2021, the Company issued 112,794 Class B shares for services received during the period with a fair value of $174,537. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

[m] On September 21, 2021, the Company issued 4,502,392 Class B shares and 112,162 warrants as part of the Lucid acquisition (Note 4).

[n] During the year ended December 31, 2022, the Company repurchased and cancelled 1,999,800 Class B Common Shares at prevailing market prices as part of its share repurchase program.

[o] During the year ended December 31, 2022, the Company issued 107,144 Class B shares for services received during the period with a fair value of $120,000. The fair value was based on services received. During the year ended December 31, 2022, the Company issued 51,000 Class B shares for services received during the period with a fair value of $49,500. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

[p] On March 29, 2022, the Company cancelled 504,888 Class B shares previously held by the former CEO following a court decision with respect to the shares issued in February 2021.

The changes in the number of warrants outstanding during the years ended December 31, 2022, 2021 and 2020 were as follows:

	Number of warrants	Weighted average
	#	C$
Outstanding as at December 31, 2019	467,451	10.20
Issued	6,335,758	5.27
Expired	(54,100)	4.97
Outstanding as at December 31, 2020	6,749,109	5.62
Issued	212,162	1.93
Expired	(4,476)	5.43
Outstanding as at December 31, 2021	6,956,795	5.50
Expired	(474,702)	8.54
Outstanding as at December 31, 2022	6,482,093	5.48
Measurement of fair values
There were no warrants granted during the year ended December 31, 2022.

The fair value of the warrants issued during the years ended December 31, 2021 and 2020, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2021	2020
Grant date share price	C$2.00 - C$2.04	C$2.58 - C$4.00
Exercise price	C$1.53 - C$2.50	C$3.46 - C$5.80
Expected dividend yield	-	-
Risk free interest rate	0.43% - 0.46%	0.32% 0.36%
Expected life	1.19 - 2 years	5 years
Expected volatility	88% - 129%	118% - 121%

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The following table is a summary of the Company's warrants outstanding as at December 31, 2022:

	Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
July 24, 2023	13.07	3,357
September 11, 2023	5.43	22,382
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.77	1,381,215
October 20, 2025 (ii)	3.52	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
	5.48	6,482,093

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

(i) Warrants were issued in US$with exercise price of $4.26

(ii) Warrants were issued in US$with exercise price of $2.60

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

16. Share-based compensation

[i] Share-based payment arrangements

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

The changes in the number of share options during the period ended December 31, 2022, 2021 and 2020 were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2021	3,224,859	2.75
Granted	60,000	1.30
Forfeited	(4,000)	3.75
Expired	(42,226)	3.71
Cancelled	(2,820,104)	2.56
Outstanding as at December 31, 2022	418,529	3.71
Exercisable as at December 31, 2022	416,271	3.71

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020
	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2020	1,693,063	6.11
Granted	2,841,086	2.26
Forfeited	(47,500)	4.83
Expired	(953,803)	4.87
Cancelled	(307,987)	9.85
Outstanding as at December 31, 2021	3,224,859	2.75
Exercisable as at December 31, 2021	3,197,601	2.72

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,082,639	4.14
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at December 31, 2020	1,693,063	6.11
Exercisable as at December 31, 2020	1,528,186	6.13

During the year ended December 31, 2022, 42,226 share options related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the year ended December 31, 2022, the Company cancelled 2,820,104 share options issued to officers and consultants of the Company and issued 2,820,104 replacement PSUs.

Measurement of fair values

The fair value of share options granted during the period ended December 31, 2022, 2021 and 2020, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2022	2021	2020
Grant date share price	C$1.19	C$1.96 - C$2.85	C$3.75 - C$9.54
Exercise price	C$1.30	C$1.70 - C$4.25	C$3.68 - C$9.80
Expected dividend yield	-	-	-
Risk free interest rate	2.87%	0.34% - 1.10%	0.27% - 1.55%
Expected life	3 years	2 - 6 years	4 - 9 years
Expected volatility	112%	116% - 132%	120%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The following table is a summary of the Company's share options outstanding as at December 31, 2022:

	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	60,000	2.58	1.30	60,000
1.70	103,453	2.21	1.70	103,453
2.25	168,898	1.04	2.25	168,898
2.61	12,687	0.49	2.61	12,683
2.91	5,150	3.00	2.91	5,150
3.75	5,000	1.21	3.75	5,000
3.86	5,000	3.86	3.86	2,750
5.43	16,265	0.49	5.43	16,264
10.65	3,731	0.49	10.65	3,730
13.07	10,856	0.49	13.07	10,855
13.47	1,418	0.49	13.47	1,418
16.08	18,410	0.49	16.08	18,409
17.89	4,178	0.49	17.89	4,178
50.25	3,483	1.28	50.25	3,483
3.71	418,529	1.52	3.71	416,271
	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.70	154,953	3.46	1.70	154,953
2.25	2,559,995	2.42	2.25	2,559,995
2.61	12,684	1.49	2.61	12,683
2.91	5,150	4.00	2.91	5,150
3.75	10,500	3.92	3.75	6,500
3.86	256,245	3.21	3.86	252,993
4.42	99,503	0.71	4.42	99,502
4.75	15,000	3.29	4.75	15,000
5.43	16,265	1.49	5.43	16,264
7.63	50,000	4.00	7.63	30,000
10.65	3,731	1.49	10.65	3,730
13.07	10,856	1.49	13.07	10,855
13.47	1,418	1.49	13.47	1,418
16.08	18,410	1.49	16.08	18,409
17.89	4,178	1.49	17.89	4,178
18.09	2,488	1.24	18.09	2,488
50.25	3,483	2.28	50.25	3,483
2.75	3,224,859	2.50	2.72	3,197,601

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The following table is a summary of the Company's share options outstanding as at December 31, 2020:

	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
2.61	12,683	2.49	2.61	12,683
3.75	5,500	6.47	3.75	500
3.86	872,139	4.08	3.86	864,139
4.42	99,502	1.71	4.42	99,502
4.75	110,000	4.29	4.75	77,500
5.03	60,000	4.70	5.03	7,498
5.43	16,264	2.49	5.43	16,264
6.16	20,000	3.18	6.16	20,000
7.17	199,005	3.83	7.17	199,005
7.63	203,750	4.34	7.63	138,750
9.54	15,000	4.06	9.54	13,125
10.65	3,730	2.49	10.65	3,730
13.07	10,855	2.49	13.07	10,855
13.47	1,418	2.49	13.47	1,418
16.08	18,409	2.49	16.08	18,409
17.89	4,178	2.49	17.89	4,178
18.09	17,413	2.21	18.09	17,413
20.10	8,289	2.27	20.10	8,289
47.24	1,493	3.37	47.24	1,493
50.25	5,224	3.31	50.25	5,224
52.26	498	3.21	52.26	498
55.28	498	3.12	55.28	498
59.30	498	2.96	59.30	498
75.38	498	3.04	75.38	498
86.43	1,244	2.87	86.43	1,244
142.71	4,975	2.74	142.71	4,975
6.11	1,693,063	3.88	6.13	1,528,186

[ii] Performance Share Units

In May 2022, the Company established a performance share unit plan ("PSU Plan"), for directors, offers, employees and consultants of the Company. The Company's Board of Directors determines the eligibility of individuals to participate in the PSU Plan in order to align their interests with those of the Company's shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs. Each PSU converts into one common share of the Company at $nil exercise price. The Company's PSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Performance-based payment arrangements

The change in the number of PSUs during the year ending December 31, 2022, is as follows:

Number of PSUs
#
Outstanding as at December 31, 2021	-
Granted	2,820,104
Converted to Class B Common shares	(400,000)
Outstanding as at December 31, 2022	2,420,104

During the year ended December 31, 2022, the Company granted 2,820,104 PSUs, as replacement awards for the 2,820,104 share options that were cancelled. As at December 31, 2022, 400,000 of the PSUs had fully vested upon the successful implementation of a Phase 2 trial for FSD-PEA with Health Canada and/or the FDA. The remaining PSUs will fully vest upon the filing of the MS Phase 1 IND, expected in January 2023 (Note 25).

Measurement of fair values

The fair value of PSUs granted during the year ended December 31, 2022, is measured based on the incremental fair value measured on the date of grant. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the share options cancelled as measured on date of modification. The incremental fair value on the date of grant was determined to be C$1,812,696. The fair value of the share options cancelled was determined using the Black-Scholes option pricing model and the following assumptions:

May 16, 2022
Grant date share price	C$1.15
Exercise price	C$1.70 - C$7.63
Expected dividend yield	-
Risk free interest rate	2.58% - 2.70%
Expected life	1 - 6 years
Expected volatility	113%

The Company recognized share-based compensation for the years ended December 31, 2022, 2021 and 2020 as follows:

	For the years ended December 31,
	2022	2021	2020
	$	$	$
Share options	69,780	3,594,005	2,825,863
PSUs	1,291,978	98,513	-
Class B Common Shares issued for services	169,500	174,537	-
Class B Common Shares issued for compensation	-	3,576,875	5,226,148
	1,531,258	7,443,930	8,052,011

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

17. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options and PSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the year ended December 31, 2022, 2021 and 2020 presented are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	#	#	#
Warrants	6,482,093	6,956,795	6,749,109
Share Options	418,529	3,224,859	1,693,063
PSUs	2,420,104	-	-
	9,320,726	10,181,654	8,442,172

18. General and administrative

Components of general and administrative expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the years ended December 31,
	2022	2021	2020
	$	$	$
Professional fees	5,208,356	6,256,165	2,734,123
General office, insurance and administration
expenditures	2,838,303	3,479,801	3,616,159
Consulting fees	1,452,070	2,196,812	1,775,269
Salaries, wages and benefits	2,798,074	2,856,887	2,656,162
Investor relations	1,495,695	1,642,653	541,944
Building and facility costs	519,954	759,590	586,926
Foreign exchange loss (gain)	1,323,242	146,587	(186,959)
	15,635,694	17,338,495	11,723,624
Allocated to:
Continuing operations	14,450,094	15,926,103	10,058,083
Discontinued operations	1,185,600	1,412,392	1,665,541

19. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biotechnology and Strategic Investments.

The Company's Biotechnology segment is focused on furthering the research and development of the Company's three drug candidates consisting of FSD-PEA, Lucid-PSYCH and Lucid-MS.

The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Assets by segment are as follows:

	As at December 31, 2022		As at December 31, 2021
	Biotechnology	Strategic Investments	Biotechnology	Strategic Investments
	$	$	$	$
Current assets	17,850,174	-	45,932,845	-
Non-current assets	13,128,826	7,431,656	17,030,272	-

Interest income by segments is presented below:

	For the year ended December 31, 2022		For the year ended December 31, 2021
	Biotechnology	Strategic Investments	Biotechnology	Strategic Investments
	$	$	$	$
Interest income	184,698	183,037	1,292	-

20. Income taxes

The reconciliation of income tax expense for the years ended December 31, 2022 and 2021 consists of the following:

	2022	2021
	$	$
Loss from continuing operations before income taxes	(26,703,662)	(33,937,956)
Statutory federal and provincial tax rate	26.50%	26.50%
Income tax recovery at the statutory tax rate	(7,076,470)	(8,993,558)
Permanent differences	1,639,590	3,758,401
Book to filing adjustments	438,255	75,474
Share issuance cost booked directly to equity	-	(377,378)
Impact of tax rate changes	-	-
Foreign exchange	1,044,135	(120)
Change in tax benefits not recognized	3,954,490	5,537,181
	-	-

Deferred taxes reflect the tax effects of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax liabilities as at December 31, 2022 and 2021 are comprised of the following:

	2022	2021
	$	$
Other investments	-	0
Capital losses carried forward	-	0
Total	-	-

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2022 and 2021:

	2022	2021
	$	$
Non-capital losses - Canada	77,271,986	63,216,617
Net-operating loss - US	5,120,395	5,111,610
Unrealized foreign exchange loss	94,733	94,733
Share-issuance costs	2,045,027	3,349,261
Other investments	5,542,253	5,308,027
IFRS 16	37,439	87,050
Property, plant and equipment	324,798	167,653
Total	90,436,631	77,334,951

The Company's Canadian non-capital income tax losses expire as follows:

$
2038	6,057,633
2039	10,730,529
2040	21,771,974
2041	19,046,688
2042	19,665,162
77,271,986

The company has cumulative US federal net operating loss carryforwards of approximately $5.12 million which will start to expire in 2026. Utilization of net operating loss carryforwards may be subject to limitations in the event of a change in ownership pursuant to United States Internal Revenue Code ("IRC") § 382, and similar state provisions. As a result of the acquisition of Prismic on June 28, 2019, the preacquisition net operating loss carryforwards of approximately $4.93 million could be subject to IRC § 382 limitation as the acquisition could constitute a change of ownership.

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

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs placed on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter. No payments have been made to date related to these milestones.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

The Company shall pay 5% of Net Sales of the Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter. No payments have been made to date related to these milestones.

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

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

In November 2022, evidentiary hearings were held in New York. The parties submitted post-hearing briefs in December 2022 and are awaiting a decision.

As at December 31, 2022, the ultimate outcome of the matter cannot be reliably determined at this time, however, the Company believes it is sufficiently provisioned for any potential outcome.

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari's claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to FSD Pharma, while also holding him responsible for FSD Pharma's costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator's written award provided inadequate reasons for his decision.

On December 20, 2022, the Company's legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

Indemnity Application

Raza Bokhari commenced an application in the Superior Court seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he has commenced against the Company or in which he has been named as a party by the Company. The Company denies the validity of the underlying indemnification agreement and is opposing the application. In April 2022, the parties agreed to adjourn the application without setting a new hearing date.

Parkway Clinical Laboratories

Parkway Clinical Laboratories ("PCL"), a company wholly owned by the Company's former CEO, Raza Bokhari, filed an action in Pennsylvania on July 8, 2021, against the Company in respect of two claims: (1) breach of contract in which PCL alleges that the Company failed to pay for $1,412,951 worth of services rendered (e.g., providing office space, personnel, and financial assistance); and (2) alleging that the Company received the benefit of the same services referenced in the breach of contract claim without paying for them.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The case was settled in July 2022 and all amounts have been paid related to this settlement as at December 31, 2022.

Derivative Complaint

On July 20, 2021, a shareholder filed a claim in Delaware against the Company and its directors and officers seeking to remedy harm they believe the directors and officers of the Company have caused by their actions. The shareholder has filed the claim on count of breach of fiduciary duties and corporate waste against the directors and officers with no dollar amount being claimed. On September 13, 2021, the Company filed a motion to dismiss in its entirety and the motion was heard on February 8, 2022. On May 5, 2022, the Company's motion to dismiss was granted and all claims were dismissed without prejudice.

22. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a)    In fiscal 2022, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the year ended December 31, 2022, was $215,104 (2021 - $757,690 and 2020 - $246,226), which includes $nil (2021 - $466,546 and 2020 - $238,703) recognized as share-based compensation for shares issued.

b)    During the year ended December 31, 2022, the Company granted 2,820,104 PSUs to related parties, as replacement awards for the 2,820,104 share options that were cancelled. As at December 31, 2022, 400,000 of the PSUs had fully vested upon the successful implementation of a Phase 2 trial for FSD-PEA with Health Canada and/or the FDA. The remaining PSUs will fully vest upon the filing of the MS Phase 1 IND, expected in January 2023 (Note 25).

c) In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. On March 8, 2022, following litigation with respect to certain of the shares issued to Raza Bokhari in February 2021, the court issued a decision, permitting the part of the share grant to Raza Bokhari until the date of his termination (being 536,979 Class B shares) but cancelling the shares relating to services that were to be provided after the date of termination (being 504,888 Class B shares). The shares were cancelled on March 29, 2022.

d)    The Company paid expenses of $nil (2021 - $262,834 and 2020 - $1,445,043) to a company owned by the former CEO for the year ended December 31, 2022.

e)    During the year ended December 31, 2021, the Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

f) During the year ended December 31, 2020, the Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided. The fair value of shares issued to key management and directors is $4,602,301 and is included in share-based payments and bonuses for the year ended December 31, 2020.

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

Key management personnel compensation during the year ended December 31, 2022, 2021 and 2020 is comprised of:

	2022	2021	2020
	$	$	$
Salaries, benefits, bonuses and consulting fees	1,839,441	2,075,893	2,936,816
Share-based payments	1,345,952	6,881,641	7,045,994
Total	3,185,393	8,957,534	9,982,810

23.  Capital Management

The Company's capital management objectives are to maintain financial flexibility in order to complete the pharmaceutical research and development programs centered on the lead compounds, FSD-PEA, Lucid-PSYCH and LUCID-MS. The Company defines capital as the aggregate of its capital stock and borrowings.

As at December 31, 2022, the Company's Share Capital was $143,410,560 (2021 - $152,324,677). The Company does not have any long-term debt. Outstanding notes payable were assumed on acquisition of Prismic and are due on demand.

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

24. Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties and the Company is granted a first collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

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

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at December 31, 2022.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2022.

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

FSD PHARMA INC. Notes to the consolidated financial statements (expressed in United States dollars) December 31, 2022, 2021 and 2020

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in Note 9. The Company did not hold any private company investments as of December 31, 2022. The Company's investment in the Lion's Bay Fund (Note 9) is measured at fair value and classified as Level 3. During the year, there were no transfers of amounts between levels.

25. Subsequent events

On January 12, 2023, the Board of Directors approved a share buyback program for 2023 to repurchase up to 5% of the Company’s issued and outstanding Class B Common Shares for aggregate consideration of $3,000,000, commencing on January 16, 2023 and expiring on December 31, 2023. The Company has repurchased 1,904,700 and cancelled 289,600 Class B Common Shares at prevailing market prices through March 31, 2023.

On January 18, 2023, the Company issued 2,420,104 Class B Common Shares, on the conversion of PSUs to related parties. The PSUs vested upon the filing of the MS Phase 1 IND, the day the Company submitted a Clinical Trial Application. The Company announced the submission of the Company’s clinical trial application for a planned Phase 1 clinical trial for Lucid-MS on January 17, 2023.

On January 25, 2023, the Company granted 500,000 share options each to the CEO, President, COO and CEO of Lucid with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on the grant date. Each share option can be exercised to acquire one Class B Common Share.

On January 25, 2023, the Company granted 100,000 PSUs each to the four independent members of the Board of Directors. The PSUs fully vest on the filing of Lucid Psych Phase 1 IND.

On February 25, 2023, the Company granted 500,000 share options to employees and consultants with an exercise price of C$2.45. Each share option can be exercised to acquire one Class B Common Share.

On February 27, 2023, the Company granted 15,000 share options to an advisor to the Board of Directors with an exercise price of $1.75 and an expiry date of February 27, 2026. Each share option can be exercised to acquire one Class B Common Share.

On March 24, 2023, the Company granted 15,000 share options to an advisor to the Board of Directors with an exercise price of $1.75 and an expiry date of March 24, 2026. Each share option can be exercised to acquire one Class B Common Share.

Subsequent to December 31, 2022, the Company issued 3,300,000 warrants in exchange for services with exercise prices ranging from $1.50 to $8.00. Each warrant can be exercised to acquire one Class B Common Share.

