Form 20-F
period 2024-12-31
Quantum Biopharma Ltd.
filed 2025-03-28
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission file number: 001-39152

Quantum BioPharma Ltd.
(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

55 University Avenue, Suite 1003,

Toronto, Ontario, M5J 2H7, Canada

(Address of principal executive offices)

Zeeshan Saeed, Founder, Chief Executive Officer and Co-Executive Chairman of the Board

Quantum BioPharma Ltd.

55 University Avenue, Suite 1003,

Toronto, Ontario, M5J 2H7, Canada

Telephone: (416) 854-8884

Email: zsaeed@quantumbiopharma.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Subordinate Voting Shares, no par value	QNTM	The NasdaqStock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Multiple Voting Shares, no par value: 12 shares outstanding as of December 31, 2024

Class B Subordinate Voting Shares, no par value: 2,299,502 shares outstanding as of December 31, 2024

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

Yes ☐     No ☒

2

INTRODUCTION

Unless otherwise noted or the context otherwise requires, all references in this Annual Report on Form 20-F (this “Annual Report”), or this Annual Report, to “Quantum”, “Quantum BioPharma”, “Company”, “Corporation”, “we”, “us”, and “our” refer to Quantum BioPharma Ltd., a corporation formed under the Business Corporations Act (Ontario) (the “OBCA”) and the direct or indirect subsidiary entities of Quantum, and any partnership interests held by Quantum BioPharma and its subsidiary entities, including Lucid Psycheceuticals Inc. (“Lucid”), FSD BioSciences Inc. (“FSD Biosciences”), FV Pharma Inc. (“FV Pharma”), Prismic Pharmaceuticals, Inc. (“Prismic”), FSD Strategic Investments Inc. (“FSD Strategic Investments”), FSD Pharma Australia Pty Ltd. (“FSD Australia”),  Huge Biopharma Australia Pty Ltd. (“Huge Biopharma”), and Celly Nutrition Corp., a corporation organized under the laws of the Province of British Colombia (“Celly Nu”).

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, and 2023, (the “2024 Annual Financial Statements”) which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

On August 15, 2024, the Corporation consolidated all of its issued and outstanding Class A Multiple Voting Shares (as defined herein) and Class B Subordinate Voting Shares (as defined herein) on a 65:1 basis (the “2024 Consolidation”). All references to Class A Multiple Voting Shares, Class B Subordinate Voting Shares, and securities issuable into Class A Multiple Voting Shares and Class B Subordinate Voting Shares in this Annual Report, other than in documents dated prior to August 14, 2024, that are incorporated by reference in this Annual Report, reflect post-2024 Consolidation amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to August 15, 2024, that are incorporated by reference in this Annual Report reflect pre-2024 Consolidation amounts unless otherwise indicated or the context otherwise requires.

Except where expressly indicated otherwise, our financial information is presented in U.S. dollars. All references in this Annual Report to “$” or “US$” mean United States of America (“U.S.” or “United States”) dollars, and all references in this Annual Report to “C$” mean Canadian dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of US$1.00 to C$1.3694, which is the average rate for the 2024 fiscal year, (2023 average rate: US$1.00 to C$1.3497). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

References herein to “Q1 2023”, “Q2 2023”, “Q2 2024”, “Q3, 2024” and “Q4 2024” refers to the three months ended March 31, 2023, June 30, 2023, June 30, 2024, September 30, 2024, and December 31, 2024, respectively.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

This Annual Report includes registered and unregistered trademarks such as “ALCOHOLDEATH” which are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, our trademarks referred to in this Annual Report and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Report are the property of their respective owners. For more information, please see “Item 4. Information on the Company. – B. Business Overview – Intellectual Property”.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development (“R&D”) costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report are often, but not always, identified by words or phrases such as “hope”, “would”, “seek”, “anticipate”, “believe”, “expect”, “plan”, “continue”, “estimate”, “will”, “predict”, “intend”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “might”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about:

•	discussions concerning the Company’s exploration of near-term funding strategies;
•	the Company’s plans to advance the R&D of its Product Candidates (as defined herein) to commercialization through studies and clinical trials, including anticipated timing and associated costs;
•	the application and the costs associated with such planned trials, and the Company’s ability to obtain required funding and the terms and timing thereof;
•	the expansion of our product offering(s);
•	our business objectives and the expected impacts of previously announced acquisitions and developments;
•	the U.S. Food and Drug Administration (“FDA”) and Health Canada, or comparable regulatory authority, application process and any review thereof and its effects on our business objectives;
•	the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation;
•	the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human Phase-2 efficacy trials;
•	the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses;
•	the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.;
•	the Company’s belief that its share price does not affect its current financial position and recent operational improvements, and that strong cash and cash equivalents provide a solid foundation for operations and potential growth opportunities;
•	agreements with investor relations companies will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants;
•	industry trends;
•	overall market growth rates and the Company’s growth rates;
•	the Company’s business plans and strategies, including acquisition opportunities;
•	intentions with respect to, and the ability to execute, the Company’s growth strategies;
•	future sales of the Company’s products;
•	future regulatory approval and sales of drugs and devices;
•	securing additional licenses from third parties and the entry into license agreements for future product acquisitions;
•	assessments of suppliers’ manufacturing capacity and downstream supply of raw materials;
•	relationships with pharmaceutical licensors;
•	relationships with employees and directors;
•	the Company’s competitive position in the industry;
•	anticipated trends and challenges in the Company’s business and the markets in which it operates;
•	protection of the Company’s intellectual property rights;
•	the effects of any non-compliance with government regulations;
•	the exercise of certain shareholder rights;
•	statements with respect to future prospects for Company products;
•	the Company’s pursuits if additional product and pipeline opportunities in certain therapeutic markets;
•	future milestone payments;
•	the issuance of Class B Subordinate Voting Shares (as defined herein) pursuant to the ATM Offering (as defined below);
•	the Company’s anticipated cash needs and its needs for additional financing;
•	amendment to any laws, rules or regulations, and the impact and timing thereof, including with respect to approval, pricing or reimbursement of drug products;
•	the Company’s consideration of cryptocurrencies as both a financial asset and a potential medium of exchange for future transactions; and
•	the Company will allow for future financing and other transactions to be carried out in cryptocurrency.

Readers are cautioned not to place undue reliance on Forward-Looking Statements as the Company’s actual results may differ materially and adversely from those expressed or implied.

The Company has made certain assumptions with respect to the Forward-Looking Statements regarding, among other things:

•	the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all;
•	the general economic, financial market, regulatory and political conditions in which the Company operates;
•	the interest of potential purchasers in the Product Candidates;
•	anticipated and unanticipated costs;
•	the government regulation of the Corporation’s activities and Product Candidates;
•	the timely receipt of any required regulatory approvals;
•	our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner;
•	our ability to conduct operations in a safe, efficient and effective manner;
•	our expansion plans and timeframe for completion of such plans’
•	our revenue growth and operating efficiencies;
•	customer demand for the Company’s products;
•	the Company will have ongoing patent protection;
•	the sufficiency of budgeted capital expenditures in carrying out planned activities;
•	the availability and cost of labour and services;
•	trends in the bio-pharmaceutical industry;
•	there being no significant changes in regulatory, tax and healthcare laws and regulations;
•	the absence of a material change in competition;
•

our ability to maintain our current strategic relationships with Celly Nu and Celly U.S Nutrition Corp, a Delaware corporation (“Celly U.S.”), pursuant to the Celly Nu License Agreement (as defined herein);

•	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;
•	our ability to raise capital when needed in order to continue our product development programs and commercialization efforts;
•	our ability to attract and retain qualified employees and key personnel;
•	the Company’s ability to successfully develop new commercialized products or find a market for their sale;
•	the impact of any future recall of the Company’s products;
•	the Company’s ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Company operates;
•	our ability to issue Class B Subordinate Voting Shares pursuant to the ATM Offering;
•	there being generally stable economic and financial conditions in Canada, the United States, Australia, and globally;
•	cryptocurrencies having the ability to be both financial asset and a potential medium of exchange for future transactions; and
•	the Company will have the ability to allow future financing and other transactions to be carried out in cryptocurrency.

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
•

failure of our licensing partners, Celly Nu and Celly U.S. to continue selling and distributing unbuzzd™, a functional beverage product that seeks to provide relief from inebriation and accelerate alcohol metabolism in the consumer market;

•	the ability of our competitors to discover, develop or commercialize competing products to unbuzzd™, Lucid-MS or other product candidates before or more successfully than we do;
•	our plans to research, develop and commercialize our Product Candidates;
•	the occurrence of serious adverse, undesirable, or unacceptable side effects related to our Product Candidates;
•	the acceptance by the FDA and applicable foreign regulatory authorities of data from studies for Lucid-MS or our alcohol misuse products that we and our collaboration partners conduct within and outside the U.S. now and in the future;
•	our foreign private issuer status, the loss of which would require us to comply with the Exchange Act of 1934’s, as amended (the “Exchange Act”) domestic reporting regime, and cause us to incur significant legal, accounting, and other expenses;
•	our incorporation in Ontario, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.;
•	the limited operating history of the Company and history of losses, and anticipated significant losses for the foreseeable future incurred to pursue commercialization of the Product Candidates;
•	the Company’s inability to file investigational new drug applications (“INDs”) or clinical trial application (“CTAs”) on timelines it reasonably anticipates, if at all;
•	the Product Candidates being in the preclinical development stage;
•	the Company’s reliance on its Product Candidates;
•	the Company’s ability to identify, license or discover additional product candidates;
•	failure to achieve the degree of market acceptance and demand for our products or Product Candidates by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including due to the possibility that alternative, superior treatments may be available prior to the approval and commercialization of Product Candidates, should such approval be received at all;
•	failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of Product Candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of any Product Candidate, including the effectiveness of Lucid-MS as a treatment for MS;

•	results of earlier studies or clinical trials not being predictive of future clinical trials and initial studies or clinical trials not establishing an adequate safety or efficacy profile for the Product Candidates to justify proceeding to advanced clinical trials or an application for regulatory approval;
•	potential side effects, adverse events or other properties or safety risks of the Product Candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a Product Candidate, limit their commercial potential, if approved, or result in other negative consequences;
•	preliminary, interim data obtained from the Company’s clinical trials that it may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures;
•	inability to establish sales and marketing capabilities, or enter into agreements with third parties, to sell and market any Product Candidates that the Company may develop;
•	the ability to provide the capital required for research, product development, operations and marketing;
•	violations of laws and regulations resulting in repercussions;
•	risks inherent in a pharmaceutical business and the development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all;
•	delays in clinical trials;
•	the Company’s inability to attain or maintain the regulatory approvals it needs in any jurisdiction to commercialize, distribute or sell any Product Candidate or other pharmaceutical products;
•	failure of counterparties to perform contractual obligations;
•	changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for the Company, including in relation to restrictions on branding and advertising, regulation of distribution and excise taxes;
•	uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in Product Candidates becoming subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs;
•	the effect that any public health crises, such as pandemics or epidemics may have on the Company’s business;
•	the price of our securities may be volatile due to a variety of factors, including volatility in the capital markets generally, geopolitical events, public health emergencies, macro economic pressures and natural disasters;
•	the inability to obtain required additional financing on terms favourable to the Corporation or at all;
•	the Company’s anticipated negative cash flow from operations and non-profitability for the foreseeable future;
•	the issuances of equity securities and the conversion of outstanding securities to Class B subordinate voting shares;
•	the Company’s dual class share structure;
•	the market price of the Class B Subordinate Voting Shares possibly being subject to wide price fluctuations;
•	whether an active trading market for the Class B Subordinate Voting Shares is sustained;
•	the Company’s ability to maintain compliance with Nasdaq Stock Market LLC’s (“Nasdaq”) rules for continued listing on the Nasdaq;
•	the Company’s ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on its operations;
•	lack of dividends, and reinvestment of retained earnings, if any, into the Company’s business;
•	the Company’s reliance on management, key persons and skilled personnel;
•	reliance on contract manufacturing facilities;
•	manufacturing problems that could result in delay of the Company’s development or commercialization programs;
•	the Company’s expected minimal environmental impacts; insurance and uninsured risks;
•	claims from suppliers; conflicts of interest between the Company and its directors and officers;
•	the Company’s ability to manage its growth effectively;
•	the Company’s ability to realize production targets;
•	supply chain interruptions and the ability to maintain required supplies of, equipment, parts and components;
•	the Company’s ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures;
•	results of litigation;
•	the dependence of the Company’s operations, in part, on the maintenance and protection of its information technology systems, and the information technology systems of its third-party research institution collaborators, contract research organizations (“CROs”) or other contractors or consultants, which could face cyber-attacks;
•	failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding;
•	unfavorable publicity or consumer perception towards the Product Candidates;
•	reputational risks to third parties with whom the Company does business; failure to comply with laws and regulations;
•	the Company’s reliance on its own market research and forecasts;
•	competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change;

•	the Company’s ability to safely, securely, efficiently and cost-effectively transport our products to consumers;
•	liability arising from any fraudulent or illegal activity, or other misconduct or improper activities that the Company’s directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements;
•	unforeseen claims made against the Company, including product liability claims or regulatory actions;
•	reliance on single-source suppliers, including single-source suppliers for the acquisition of the drug substance and drug product for any of the Product Candidates;
•	inability to obtain or maintain sufficient intellectual property protection for the Product Candidates;
•	third-party claims of intellectual property infringement;
•	patent terms being insufficient to protect competitive position on Product Candidates;
•	inability to obtain patent term extensions or non-patent exclusivity;
•	inability to protect the confidentiality of trade secrets;
•	inability to protect trademarks and trade names;
•	filing of claims challenging the inventorship of the Company’s patents and other intellectual property;
•	invalidity or unenforceability of patents, including legal challenges to patents covering any of the Product Candidates;
•	claims regarding wrongfully used or disclosed confidential information of third parties;
•

risks related to the Company’s investment in Celly Nu, including the ability of Celly Nu and Celly U.S. to commercialize the exclusive rights to the recreational applications for the Company’s alcohol misuse technology for rapid alcohol detoxification;

•	inability to protect property rights around the world; the impact of general economic conditions on the Company’s mortgage investment activities;
•	risks related to the Company’s status as a foreign private issuer;
•	the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies;
•	the Company’s classification as a “passive foreign investment company”;
•	that the Company’s international business operations, including expansion to new jurisdictions, could expose it to regulatory risks or factors beyond our control such as currency exchange rates and changes in governmental policy;
•	risks related to expansion of international operations;
•	the Company’s ability to produce and sell products in, and export products to, other jurisdictions within and outside of Canada and the United States, which is dependent on compliance with additional regulatory or other requirements;
•	regulatory regimes of locations for clinical trials outside of Canada and the United States;
•	failure to obtain approval to commercialize Product Candidates outside of Canada and the United States;
•	if clinical trials are conducted for Product Candidates outside of Canada and the United States, FDA, Health Canada and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited;
•	other factors beyond the Company’s control;
•	the Company will not issue Class B Subordinate Voting Shares pursuant to the ATM Offering;
•	cryptocurrencies not having the ability to be both financial asset and a potential medium of exchange for future transactions;
•	our inability to conduct future financing and other transactions in cryptocurrency;
•	the Company being subject to counterparty risks, including particular risks relating to it custodians with regards to the holding of digital assts in custodial accounts; and
•	the other risk factors discussed under “Item 3. Key information - D. Risk Factors”.

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

SUMMARY RISK FACTORS

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled “Risk Item 3. Key information - D. Risk Factors”. These risks include, among others, the following:

RISKS RELATED TO OUR PRODUCT CANDIDATES

•	We have a limited operating history and funding, which may make it difficult to evaluate Lucid-MS, our products for alcohol misuse and their product development, product prospects and overall likelihood of success;
•	Our drug product candidate, Lucid-MS or our products relating to alcohol misuse, may not receive regulatory approval from Health Canada or the FDA, in a timely manner, if at all, or may receive regulatory approval on limiting terms;
•	We are relying on Celly Nu and Celly U.S., our licensing partners, to develop and promote unbuzzd™, an alcohol misuse product for the retail market;
•	The Company may be unable to raise the capital necessary for it to execute its strategy on favorable terms or at all; and
•	Drug development is a highly uncertain undertaking and involves a substantial degree of risk.

RISKS RELATED TO THE PHARMACEUTICAL BUSINESS

•	We rely on the UHN License (as defined herein) to use for pharmaceutical purposes certain patents and other intellectual property rights associated with Lucid-MS;
•	We rely on the Epitech License Agreement (as defined herein) and the UHN License to use for pharmaceutical purposes certain patents and other intellectual property rights associated with FSD-PEA and Lucid-MS;
•	Even if Lucid-MS receives regulatory approval, we may nonetheless fail to achieve the degree of market acceptance of Lucid-MS by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success;
•	We face significant competition for our Lucid-MS drug, and there is a possibility that our competitors may achieve regulatory approval for an effective treatment for MS before us or develop therapies that are safer, more advanced, or more effective than ours;
•	Psychedelic or psychedelic-inspired drugs may never be approved as medicines or other therapeutic applications, and violations of applicable laws and regulations, or changes in the regulatory or political discourse with respect to psychedelic or psychedelic-inspired drugs, could result in repercussions;
•	The loss of single-source suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business;
•	We currently rely on, and expect to continue to rely on, third parties to conduct drug trials and aspects of our research and preclinical testing for Lucid-MS, our products relating to alcohol misuse and other possible drug candidates;
•	We, our service providers, or any third-party manufacturers may fail to comply with regulatory requirements which could subject us to enforcement actions;
•	The FDA, Health Canada or other comparable regulatory authorities may not accept data from trials conducted in foreign jurisdictions; and
•	If and when we begin research on psychedelic drugs again, these drugs may never be approved as medicines or other therapeutic applications, and violations of applicable laws and regulations, or changes in the regulatory or political discourse with respect to psychedelic or psychedelic-inspired drugs, could result in repercussions.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

•	We may be unable to obtain and maintain sufficient intellectual property protection for our Product Candidates and any future products that we may develop;
•	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts; and
•	If we are unable to adequately protect the confidentiality of our trade secrets, our trademarks or trade names, our business may be adversely affected.

RISKS RELATED TO OUR CRYPTOCURRENCY CORPORATE TREASURY FUNCTION

•	Our treasury holdings in cryptocurrency are and will be less liquid than cash and cash equivalents;
•	Cryptocurrencies, including those we hold in our treasury, are regarded as highly volatile assets, and fluctuations in price are likely to significantly influence the Company’s financial statements and the price of our common stock;
•	Cryptocurrencies are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty;
•	Our cryptocurrency treasury strategy has not been tested over any period of time or under different market conditions; and
•	Our ownership of cryptocurrencies in our treasury can have an impact on our accounting methods.

GENERAL CORPORATE RISKS

•	Macroeconomic pressures in the markets in which we operate, including, but not limited to, the lasting effects of the COVID-19 pandemic, epidemic, or outbreak of an infectious disease, inflation, stagflation, supply chain and interest rate pressures, foreign currency exchange rate fluctuations, the ongoing conflict between Russia and Ukraine and political developments in Hong Kong and Taiwan, natural disasters and other macroeconomic and geopolitical events may materially and adversely affect our business and financial results and could cause a disruption to the development of our Product Candidates;
•	The Company operates in a highly regulated industry and is subject to a wide range of federal, state, and local laws, rules, and regulations, including FDA and Health Canada regulatory requirements and laws pertaining to fraud and abuse in healthcare, that affect nearly all aspects of our operations. Failure to comply with these laws, rules, and regulations, or to obtain and maintain required licenses, could subject the Company to enforcement actions, including substantial civil and criminal penalties, and might require us to recall or withdraw a product from the market or cease operations, which could materially and adversely affect our business, financial condition, and results of operations;
•	Any significant interruption in the supply chain for key inputs could materially impact the Company’s business;
•	Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Subordinate Voting Shares could decrease the value of the Class B Subordinate Voting Shares and dilute investors’ voting power;
•	The Company’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Multiple Voting Shares;
•	A decline in general economic conditions may impact the viability and success of our mortgage investment activities;
•	We may lose our status as a foreign private issuer;
•	There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq and/or Canadian Securities Exchange (the “CSE”);
•	The Company is currently party to several legal proceedings and may become a party to potential future litigation; and
•	We are a passive foreign investment company for U.S. federal income tax purposes, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our Class B Subordinate Voting Shares.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Annual Report may contain future oriented financial information (“FOFI”) within the meaning of Canadian securities legislation and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Annual Report are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s financial results for 2025. The FOFI or financial outlook contained in this Annual Report do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this Annual Report should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Annual Report. Except as required by Canadian securities lawsand analogous U.S. securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in securities of the Company should only be made by persons who can afford a significant or total loss of their investment. We are exposed to a number of risks through the pursuit of our business objectives. The following risks and uncertainties identified below are those we believe may, individually or in combination with other risks and uncertainties, have a material impact on our business, but these are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or risks that we currently deem immaterial, may also impair our business operations. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur, or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Class B Subordinate Voting Shares, could be materially and adversely affected.

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

We do not have any products that have gained regulatory approval. As a result, our ability to finance our operations and generate revenue, are substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize our product candidates in a timely manner. We cannot commercialize our other product candidates in Canada or the U.S. without first obtaining regulatory approval for each product from Health Canada or the FDA; similarly, we cannot commercialize any product candidates outside of the U.S. or Canada without obtaining regulatory approval from comparable foreign regulatory authorities, including the European Medicines Agency (the “EMA”). The FDA review process typically takes years to complete, and approval is never guaranteed. Before obtaining regulatory approvals for the commercial sale of Lucid-MS or any of our potential product candidates for a target indication, we must demonstrate with substantial evidence gathered in preclinical and well-controlled clinical studies, with respect to approval in Canada and in the U.S. to the satisfaction of Health Canada and the FDA, and in Europe, to the satisfaction of the EMA, that the product candidate is safe and effective for use for that target indication; and that the manufacturing facilities, processes and controls are adequate. Obtaining regulatory approval for marketing of Lucid-MS or future product candidates in one country does not ensure we will be able to obtain regulatory approval in other countries. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

Even if Lucid-MS or any of our other product candidates were to successfully obtain approval from Health Canada or the FDA or comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions, or contraindications, or may be subject to burdensome post-approval studies or risk management requirements. If we are unable to obtain regulatory approval for our Product Candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any of our other Product Candidates that we are developing or may discover, in-license, develop or acquire in the future. Also, any regulatory approval of our Product Candidates, once obtained, may be withdrawn. Furthermore, even if we obtain regulatory approval for any of our Product Candidates, their commercial success will depend on a number of factors, including the following:

•	development of a commercial organization within the Company or establishment of a commercial collaboration with a commercial infrastructure;
•	establishment of commercially viable pricing and obtaining approval for adequate reimbursement from third-party and government payers;
•	our ability to manufacture quantities of our Product Candidates using commercially satisfactory processes and at a scale sufficient to meet anticipated demand and enable us to reduce our cost of manufacturing;
•	our success in educating physicians and patients about the benefits, administration, and use of our Product Candidates;
•	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competing treatments;
•	the effectiveness of our own or our potential strategic collaborators’ marketing, sales and distribution strategy and operations;
•	acceptance as a safe and effective therapy by patients and the medical community; and
•	a continued acceptable safety profile following approval.

Many of these factors are beyond our control. If we are unable to successfully commercialize our Product Candidates, we may not be able to earn sufficient revenues to continue our business.

We our relying on Celly Nu and Celly U.S., our licensing partners, to promote our unbuzzd™ brand and if we fail to maintain a good relationship with Celly Nu our business, financial condition and results of operations could be adversely affected.

We have licensed certain proprietary intellectual property to Celly Nu and Celly U.S. pursuant to an Amended and Restated Exclusive License Agreement, dated as of August 14, 2024 (the “Celly Nu IP License Agreement”). Pursuant to the Celly Nu IP License Agreement, we are relying on Celly Nu and Celly U.S. to promote, commercialize and distribute unbuzzd™ to the consumer market. Although we can maintain control over the products and content developed by Celly Nu and Celly U.S. to a certain degree through contractual provisions in the Celly Nu IP License Agreement, we have limited control over its marketing and commercialization strategy.

The viability of the Celly Nu IP License Agreement depends on our ability to establish and maintain good relationship with Celly Nu and Celly U.S. The value of the unbuzzd™ brand and the rapport that we maintain with Celly Nu and Celly U.S. is an important factor for the success of this relationship.  If we are unable to maintain a good relationship with Celly Nu and Celly U.S., it could have a material adverse effect on our results of operations. The Celly Nu License Agreement requires us and our licensees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we could have a dispute with Celly Nu or Celly U.S. regarding the interpretation of a provision in the Celly Nu IP License Agreement. An adverse result in any such dispute could materially adversely impact our results of operations and business.

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to Lucid-MS for the treatment of MS from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies world-wide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. There are a few approved therapies for progressive multiple sclerosis, including ocrelizumab by Roche and siponimod by Novartis, both of which are immunomodulatory drug. Even if we are successful in achieving regulatory approval to commercialize Lucid-MS ahead of our competitors, our future pharmaceutical products may face direct competition from generic and other follow-on drug products.

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

Our contract manufacturing organization (“CMO”) must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the Product Candidates are made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. Furthermore, all entities involved in the preparation of product candidates for clinical trials or commercial sale, including our existing CMOs for all of our Product Candidates, are subject to extensive regulation. Components of a finished therapeutic products approved for commercial sale or used in certain clinical trials must be manufactured in accordance with good manufacturing practices (“GMP”), or similar regulatory requirements outside the United States and Canada. Our failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production, seizures or recalls of Product Candidates or marketed drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of our Product Candidates and increase our costs. Consequently, there may be a material adverse effect on the business, results of operations, financial condition, and prospects of the Company.

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

Lucid-MS and other Product Candidates, after it is approved, will be subject to extensive post-approval regulation.

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

If approved, Lucid-MS and other Product Candidates may face competition from generic drugs approved through an abbreviated regulatory pathway.

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

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, directors, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: (i) comply with the requirements of the FDA, Health Canada and other comparable regulatory authorities; (ii) provide true, complete and accurate information to the FDA, Health Canada and other comparable regulatory authorities; (iii) comply with manufacturing standards we have established; (iv) comply with healthcare fraud and abuse laws and similar other fraudulent misconduct laws in the United States or Canada; or (v) report financial information or data accurately or to disclose unauthorized activities appropriately. If we obtain approval of our Product Candidates from the FDA, Health Canada or other comparable regulatory authorities and begin commercializing those products in the United States, Canada or other countries, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws and regulations also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. The board of directors of the Company (the “Board”) has adopted a Code of Conduct and Ethics which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. However, it is not always possible to identify and deter misconduct by employees, directors and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws and regulations. If any such actions or lawsuits are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions or lawsuits could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may be unable to establish sufficient sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates in a compliant manner even if regulatory approvals are obtained.

We do not currently have a comprehensive infrastructure for the sales, marketing, and distribution of pharmaceutical drug products. The cost of establishing and maintaining such an infrastructure may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for which we would incur substantial costs. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not sustain profitability. We will be competing with many companies that have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, or a combination of both, we may be unable to compete successfully against more established companies.

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

The failure of the Company to maintain compliance with applicable federal, state, or provincial requirements, or the loss or diversion of controlled substances, can result in significant enforcement actions. The Drug Enforcement Administration and/or state authorities could seek civil penalties, refuse to renew registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to civil and criminal prosecutions, fines, penalties, and forfeitures. Overall, a violation of any laws and regulations in the jurisdictions in which the Company operates could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or by private citizens, or through criminal charges. The loss of the necessary licenses, permits or exemptions, including the loss of access to licensed facilities, for use of controlled drugs could have an adverse effect on the Company's operations.

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

Cryptocurrency Risks

General Risks to Holding Cryptocurrencies in Our Treasury

Cryptocurrencies do not generally pay interest or other returns.

Cryptocurrencies do not generally pay interest, dividends, or other returns merely as a result of ownership. While some processes, such as mining in Proof-of-Work (as defined herein) systems or as staking in Proof-of-Stake systems, allow for network participants to earn rewards or financial incentives, for example, from validating procedures, we may only generate cash from the sale of our cryptocurrency holdings in excess of the price at which we purchased them.

Proof-of-Work: Proof-of-Work is a consensus mechanism used by certain blockchain networks, such as Bitcoin, wherein participants, referred to as miners, compete to solve complex mathematical problems to validate transactions and add them to the blockchain. This process requires significant computational power and energy consumption. Miners are rewarded with cryptocurrency for successfully validating transactions.

Proof-of-Stake: Proof-of-Stake is an alternative consensus mechanism utilized by certain blockchain networks, such as Ethereum. In this system, participants, referred to as validators, are selected to validate transactions and create new blocks based on the number of cryptocurrency tokens they hold and "stake" as collateral. Validators earn rewards for their participation, and the system is designed to reduce energy consumption compared to Proof-of-Work.

Cryptocurrencies are highly volatile assets and may not provide an adequate source of liquidity when needed.

The price at which cryptocurrencies trade fluctuates greatly. For example, between March 16, 2024, and March 16, 2025, Bitcoin traded below $70,000 and as high as approximately $108,000. The price of Bitcoin has also been significantly lower and such decline may occur again in the future. The volatility of cryptocurrency prices may have a significant negative impact on our financial condition, our liquidity and operations, and the price of our common stock.

In addition, cryptocurrency exchanges may at times initiate trading halts or freezes, which would inhibit our ability to freely trade our cryptocurrency assets and exchange them for cash or other cash equivalents when we may need. For example, trading halts are sometimes initiated when the S&P 500 falls below certain pre-set thresholds in order to ensure stability and prevent hasty decisions to buy or sell assets. However, this would limit our access to liquidity in volatile market conditions.

Additionally, due to the volatile nature of cryptocurrencies in and of themselves, we may not be able to exchange our crypto assets for fiat currency or cash or cash equivalents in amounts substantially equivalent to our cost basis in a particular crypto asset. Furthermore, parties we transact with or our custodians may not enjoy to the benefits and protections of similar institutions under the regulation of the Deposit Insurance Corporation and the Securities Investor Protection Corporation. Moreover, we may be unable to collateralize our cryptocurrency in order to raise funds through loans the same way that we may be able to utilize other traditional assets such as stocks.

Cryptocurrency market prices may fluctuate due to changing investor confidence

Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the trading price of the Company’s common shares.

We will be subject to counterparty risks, including in particular risks relating to our custodians.

Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. We negotiate specific contractual terms and conditions with our custodians that we believe will help establish, under existing law, that our property interest in the bitcoin held by our custodians is not subject to the claims of the custodian’s creditors in the event the custodian enters bankruptcy, receivership or similar insolvency proceedings. All of our custodians are subject to regulatory regimes intended to protect customers in the event that a custodian enters bankruptcy, receivership or similar insolvency proceedings.

If one or more of our custodially-held cryptocurrencies were considered to be part of our custodians' estates in insolvency proceedings, we could be treated as an unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such cryptocurrencies and this may ultimately result in the loss of the value related to some or all of such cryptocurrency. Even if we are able to prevent our cryptocurrency from being considered part of our custodians’ estates in insolvency proceedings, the inability to access our cryptocurrency funds due to delay may have a significant or material adverse effect on our financial condition and liquidity, which may in turn negatively affect our common stock.

Historical instances of financial institutions and cryptocurrency exchanges failing or being tied to fraud may have an adverse effect on the adoption, price, and use of cryptocurrencies in the digital asset markets at large.

Bankruptcy filings involving cryptocurrency exchanges such as Three Arrows Capital, Celsius Network, Voyager Digital, and FTX Trading, the closure or liquidation of certain cryptocurrency-friendly financial institutions including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., and the filing of fraud charges against CEO and co-founder of FTX Trading, Samuel Bankman-Fried, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Any similar events may result in the loss of, misappropriation of, or the inability to access our current or future cryptocurrency holdings. Likewise, such events may impact the adoption, use, and price of various cryptocurrencies, which may have a material adverse effect on our financial condition, liquidity, ability to raise capital, our operations, and our stock price.

Changes in accounting treatment could have significant impacts on our financial statements.

We are a foreign issuer and do not prepare our financial statements in accordance with the generally accepted accounting principles (“GAAP”) issued by the Financial Accounting Standards Board (“FASB”). Rather, we prepare our financial statements in accordance with the IFRS. Whereas FASB issued ASU 2023-08, which requires companies to recognize gains and losses from changes in the fair value of our cryptocurrencies in net income each reporting period, IFRS instead requires a company to assess whether a digital asset meets the definition of cash or cash equivalents, financial instruments, inventory, or intangible assets by applying the scope requirements in the relevant standards and applying the 2019 IFRS Interpretation Committee Agenda Decisions. Changes in our accounting methods, how we classify each cryptocurrency, or how we structure our ownership in our cryptocurrencies may have a significant and adverse effect our regulatory requirements, our financial statements and our market perception.

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards

Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear how holders of cryptocurrencies (in particular, non-U.S. companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the SEC, particularly as they relate to the Company and the financial accounting of its cryptocurrency-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards. Uncertainties or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and impair our ability to provide timely and accurate financial information, which could negatively impact the Company’s business, financial condition, results of operation and ability to raise capital on terms acceptable to the Company.

Cryptocurrencies are novel assets and are subject to ongoing uncertainty due to developments in regulatory spaces across the globe.

The price of cryptocurrencies may be adversely affected by ongoing and uncertain regulatory scrutiny across the United States and the rest of the world. For example, in the United States, the SEC, the Commodity and Futures Trading Commission (“CFTC”), and the Financial Crimes Enforcement Network (“FinCen”), all claim to have jurisdiction over cryptocurrencies depending on the specific instance. As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including FinCen, the CFTC, the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users.

In March 2022, President Joseph R. Biden signed Executive Order 14067, which established a comprehensive framework for the responsible development of digital assets and for consumer protections. While Executive Order 14067 was revoked on January 23, 2025, under the new administration by President Donald J. Trump in an executive order titled “Strengthening American Leadership in Digital Financial Technology”, the shifting policies highlight the uncertainty different administrations may have toward the regulation of cryptocurrencies. Additionally, the SEC has taken the position that certain cryptocurrencies are securities under U.S. federal securities laws, and in some instances-initiated enforcement actions wherein the SEC has referred to certain cryptocurrencies or crypto assets as securities. See more detail in Risk Factors – Solana and in Risk Factors – XRP. Moreover, in January 2025, the SEC acting Chairman announced a new Crypto Task Force dedicated to developing a comprehensive and clear regulatory framework for digital assets.

The SEC has also recently proposed amendments to the custody rules under Rule 406(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule under Rule 406(4)-2 to cover digital assets and related advisory activities. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly.

In Canada, exchanges have taken similar stances regarding the determination of whether cryptocurrencies are securities. For example, in Staff Notice 46-308, the Canadian Securities Administrators endorsed the investment contract test of Pacific Coast Coin Exchange v. Ontario Securities Commission, and stated that determining whether a particular cryptocurrency or crypto asset is a security is a fact-specific endeavor based on the particular circumstances of that asset. Furthermore, cryptocurrency exchanges are subject to Proceeds of Crime (Money Laundering) and Terrorist Financing Act, which classifies business “dealing” in virtual currencies in a “business like-matter” as Money Service Businesses and are required to report certain events such receiving more than $10,000 in a single transaction. Additionally, cryptocurrencies are not given the status of legal tender under Section 8 of Canada’s Currency Act. Regarding taxation, any transaction involving cryptocurrency may be treated under the Canada Revenue Agency’s policy on barter transactions. In an exchange for goods or services, a recipient of cryptocurrency must report the transaction on their income statement, either as business income or capital gains. A description of the foregoing regulations in Canada are in addition to those that can be passed at the provincial level.

Other countries around the world have also addressed cryptocurrencies through regulation:

•	In 2021, China banned all crypto transactions and mining activities
•	In 2023, the European Union introduced the Markets in Crypto-Assets Regulation (“MiCA”), which is intended to serve as a comprehensive regulatory framework for digital asset markets which imposes various obligations on digital asset issuers and service providers. MiCA came into effect in June 2024.
•	The Reserve Bank of India in April 2018 banned the entities it regulates from providing services to any individuals or business entities dealing with or selling digital assets. In March 2020, this ban was overturned in the Indian Supreme Court, although the Reserve Bank of India stated that it would be challenging the ruling.
•	South Korea determined to amend its Financial Information Act in March 2020 to require virtual asset service providers to register and comply with its anti-money laundering and counter-terrorism funding framework. These measures also provide the government with the authority to close digital asset exchanges that do not comply with specified processes. South Korea has also banned initial coin offerings.

Because of the uncertainty surrounding regulation of cryptocurrencies and crypto assets, there may be increased regulatory compliance costs, transaction costs, and insurance costs that may adversely affect the price of cryptocurrencies, their use and adoption, and liquidity, among other things.

Cryptocurrencies are subject to technical uncertainty and malicious actors.

Cryptocurrencies do not exist outside of the digital record of transactions on their respective blockchain networks. Due to the digital nature of such assets, technical complications can cause uncertainty and malicious actors can manipulate cryptocurrencies through security breaches and cyberattacks.

A successful security breach or cyberattack could result in:

•	a partial or total loss of our cryptocurrency in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;
•	harm to our reputation and brand;
•	improper disclosure of data and violations of applicable data privacy and other laws; or
•	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud.

Additionally, technical complications such as “forks” in the Bitcoin blockchain or “slashing” with regard to Solana, or network outages, software bugs, and excessive traffic and memory consumption can negatively affect the adoption, use, and price of such cryptocurrencies where confidence and integrity are undercut. Furthermore, contributors, developers, and other users may fail to monitor and update the blockchain of a particular cryptocurrency if the incentive to validate transactions, for example, become inadequate.

We may be considered an Investment Company Under the Investment Company Act of 1940, as amended.

Under the Investment Company Act of 1940 (the “1940 Act”), a company will be considered an “Investment Company” if it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in the 1940 Act, and are not registered as an "investment company" under the 1940 Act as of the date of this Annual Report.

As of December 31, 2024, the fair value of Bitcoin, Solana, XRP, and Dogecoin represented approximately 7.13% of our current assets and 5.02% of our total assets.

As of the date of this Annual Report, the estimated fair value of Bitcoin, Solana, XRP, and Dogecoin represents approximately 27% of our current assets, and 20% of our total assets, calculated based on the total asset figure as of December 31, 2024. It is important to note that these figures are approximations, as dividing the current holdings by the total assets as of December 31, 2024, introduces a slight mathematical inconsistency. Furthermore, applying the same calculation to current assets also results in an inaccurate representation of holdings due to quarterly fluctuations in the composition of current assets.

If the SEC determines that one or more of the cryptocurrencies we hold is a security for the purposes of U.S. federal securities laws, an increase in our ownership in such cryptocurrencies can subject us to significant additional regulatory controls under the 1940 Act that could have a material adverse effect on our ability to execute on our cryptocurrency treasury strategy, and may also require us to substantially change our treasury strategy or capital structure.

If we were to be considered an Investment Company under the 1940 Act, it would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business. As such, we regularly monitor our assets to maintain compliance with the 1940 Act to help ensure that we will not be considered an “Investment Company.” To date, we have established the following protocols to prevent our cryptocurrencies from reaching 40% of our total assets:

•	Implement real-time tracking systems to monitor fluctuations in cryptocurrency values and the overall asset composition;
•	Conduct weekly reviews to assess the impact of market changes on the percentage of crypto holdings; and
•	Establish a discretionary policy framework for the automatic liquidation of cryptocurrency holdings as part of a broader rebalancing strategy. This approach ensures that holdings are adjusted when their value rises and approaches the threshold, preventing them from becoming an excessive percentage of total assets while maintaining alignment with the company’s asset allocation objectives.

We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor.

There is a limited history of the cryptocurrency financial system, which may limit traditional banking opportunities for the Company

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly susceptible to platform failures and fraudulent activities, which may have an adverse effect on the underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. In light of these and other factors, traditional banks and other banking institutions may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. The Company may experience banking challenges in the future, which may have a material adverse effect on the value of its crypto assets and the Company’s ability to raise capital and store funds.

Lack of regulations and transparency surrounding certain trading platforms.

Cryptocurrency trading platforms are often unregulated and lack transparency, leading to potential market confidence and volatility issues, whether incidents actually occurred or are perceived to be occurring. Reports suggest that a large portion of Bitcoin trading volume is false, especially on unregulated exchanges outside the U.S. For example, the SEC in June 2023 has accused Binance and others of "wash trading" to inflate trading volumes. Such practices may indicate a smaller cryptocurrency market than expected. Recent bankruptcies and SEC actions against major trading venues have led to declines in digital asset prices, potentially affecting stock prices linked to cryptocurrency holdings.

Cryptocurrency Transactions Are Irreversible

Improper or compromised transfers are also generally irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company may also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts. The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol.

Incentives to Validate Crypto Transactions May Change

Incentives to validate transactions may change. For example, when Bitcoin hits 21 million tokens, block rewards will no longer exist, but nodes and miners may instead collect transaction fees. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for Bitcoin may adversely affect their value and result in a reduction in the market price of Bitcoin, which could adversely impact the value of the Company's cryptocurrency holdings and investments. Moreover, if miners choose to cease operations, there would be a reduction in collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power.

General Corporate Risks

The Company operates in an environment subject to trade policy risks, including potential changes in U.S. tariffs and trade agreements. The imposition of new or increased tariffs, or retaliatory measures by other countries, could adversely affect the Company’s operations.

In February 2025, the U.S. government announced a 25% tariff on most Canadian exports (excluding energy products, which face a 10% tariff). In response, Canada imposed reciprocal tariffs on $155 billion of U.S. goods. The U.S. also introduced a 25% tariff on Mexican imports and a 10% tariff on Chinese goods, with potential expansions to other countries under consideration. Although these tariffs were enacted on March 4, 2025, their implementation was paused until April 2, 2025, pending further negotiations. While no material impact is currently expected, the imposition of new or increased tariffs, or retaliatory measures by other countries, could increase costs, disrupt supply chains, delay timelines, or otherwise adversely affect the Company’s operations.

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

To varying degrees, the ways in which we conduct our business operations and manage our financial capacities are influenced by macroeconomic conditions that affect companies directly involved in or providing services related to the drug and biological product development. For example, real GDP growth, business and investor confidence, the lasting effects of the COVID-19 pandemic, inflation, employment levels, oil prices, interest rates, tax rates, availability of consumer and business financing, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect not only our decisions and ability to engage in research and development and clinical trials, but also those of our management, employees, third-party contractors, manufacturers and suppliers, competitors, Shareholders and regulatory authorities. The ongoing military conflict between Russia and Ukraine and other geopolitical and social unrest has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest, natural disasters, or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products.

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

Future transfers by holders of Class A Multiple Voting Shares to arm’s length parties or other than to permitted holders will generally result in those shares converting to Class B Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Multiple Voting Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Multiple Voting Shares and Class B Subordinate Voting Shares.

Each of the Company’s directors and officers owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interests of Company. However, any director and/or officer that is a Shareholder, even a controlling Shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Shareholders generally. The inability of the Class B Subordinate Voting Shares to control the matters affecting the Company, combined with the ability of holders of Class A Multiple Voting Shares to control matters affecting the Company and to take actions that the holders of Class B Subordinate Voting Shares may not view as beneficial, may adversely affect the market price of the Class B Subordinate Voting Shares.

Dilution of the percentage ownership of the Shareholders

Future sales and issuances of Class B Subordinate Voting Shares or rights to purchase Class B Subordinate Voting Shares, including pursuant to the Company’s equity incentive plans, could result in additional dilution of the percentage ownership of the Shareholders and could cause the Company’s stock price to fall. The Company expects that significant additional capital may be needed in the future to continue its planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities, potential acquisitions, in licenses, or collaborations and costs associated with operating a public company. To raise capital, the Company may sell Class B Subordinate Voting Shares, convertible securities, or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If the Company sells Class B Subordinate Voting Shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to the Shareholders, and new investors could gain rights, preferences, and privileges senior to the holders of our Class B Subordinate Voting Shares, including Class B Subordinate Voting Shares sold in this offering upon exercise of Class B Subordinate Voting Share purchase warrants.

Failure to comply with laws and regulations could subject the Company to regulatory or agency proceedings which could divert management’s attention and resources and result in substantial penalties.

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

In addition, the continued development of the Company’s pharmaceutical operations will require significant additional financing over several years. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company, at times for reasons beyond the Company’s control. For example, economic downturns or uncertain market conditions, whether affecting the economy in general or the pharmaceutical industry in particular, could adversely impact the Company’s ability to raise capital through equity or debt financing. In addition, any further issuances of equity securities could have a significant dilutive effect on the holders of Class B Subordinate Voting Shares.

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

Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Subordinate Voting Shares could decrease the value of the Class B Subordinate Voting Shares and dilute investors’ voting power.

The Company may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional Class B Subordinate Voting Shares, which may result in dilution.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, Shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Class B Subordinate Voting Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of the Class B Subordinate Voting Shares upon conversion of outstanding convertible, exercisable or exchangeable securities, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of the Company’s securities could impair its ability to raise additional capital through the sale of securities should the Company desire to do so.

The success of the Company is dependent upon its senior management and key personnel and ability to hire skilled personnel.

Another risk associated with the production and sale of pharmaceutical products is the loss of important personnel. The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. While, as of the date of this Annual Report, the Company does not anticipate any senior management turnover in the near term, there is no guarantee that the Company will be able to retain its senior management going forward. If key personnel depart, including Zeeshan Saeed, Anthony Durkacz, Dr. Lakshmi Kotra, or Donal Carroll, the Company may not be able to find appropriate replacements on a timely basis.

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

The Company’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Multiple Voting Shares.

The Company’s dual class structure has the effect of concentrating voting control for holders of Class A Multiple Voting Shares and the ability to influence corporate matters with those Shareholders. Currently, there are 12 outstanding Class A Multiple Voting Shares issued and outstanding. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have one vote per share. As of December 31, 2024, Shareholders who hold Class A Multiple Voting Shares together hold approximately 59% of the voting power of the Company’s outstanding voting shares and therefore have significant influence over management and affairs of the Company and over all matters requiring Shareholder approval.

In addition, because of the voting ratio between Class A Multiple Voting Shares and Class B Subordinate Voting Shares, the holders of Class A Multiple Voting Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Subordinate Voting Shares to the extent that investors or any potential future purchasers of the Class B Subordinate Voting Shares attribute value to the superior voting or other rights of the Class A Multiple Voting Shares. Other than as required by applicable law, holders of the Class B Subordinate Voting Shares will only have a right to vote, as a class, in limited circumstances as described in its constating documents.

The concentrated voting control of holders of Class A Multiple Voting Shares limits the ability of holders of Class B Subordinate Voting Shares to influence corporate matters and all matters requiring Shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Company’s share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions.

As a result, holders of Class A Multiple Voting Shares have the ability to control substantially all matters affecting us and actions may be taken that our holders of Class B Subordinate Voting Shares may not view as beneficial. The market price of the Class B Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Multiple Voting Shares. Additionally, the significant voting interest of holders of Class A Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Subordinate Voting Shares, might otherwise receive a premium for the Class B Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Multiple Voting Shares.

The market price of the Class B Subordinate Voting Shares may be subject to wide price fluctuations.

The market price of the Class B Subordinate Voting Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company and its subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Class B Subordinate Voting Shares.

There is no assurance of an active or liquid market.

No assurance can be given that an active or liquid trading market for Class B Subordinate Voting Shares will be sustained. If an active or liquid market for the Class B Subordinate Voting Shares fails to be sustained, the prices at which such securities trade may be adversely affected. Whether or not the Class B Subordinate Voting Shares will trade at lower prices depends on many factors, including the liquidity of the Class B Subordinate Voting Shares, prevailing interest rates, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial and operating performance, and future prospects.

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

Effective systems of internal control over financial reporting and disclosure are critical to the operation of a public corporation. However, we do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in us and our reported financial information, which in turn could result in a reduction in the value of the Class B Subordinate Voting Shares.

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

Our Class B Subordinate Voting Shares are listed on Nasdaq and CSE. There can be no assurance that we will continue to meet Nasdaq and/or CSE’s listing standards. On September 27, 2022, and April 5, 2024, we received letters from the listing qualifications department staff of Nasdaq notifying us that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. While we have since regained compliance with Nasdaq’s minimum bid price requirement in both situations, there can be no guarantee that we will be able to maintain such compliance in the future. If we lose our ability to maintain compliance with Nasdaq and/or the CSE’s continued listing rules, we and our Shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	reduced liquidity for our securities;
•	a determination that our Class B Subordinate Voting Shares is a “penny stock,” in the U.S. which will require brokers trading in Class B Subordinate Voting Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•	a limited amount of news and analyst coverage; and
•	decreased ability to issue additional securities or obtain additional financing in the future.

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

We have subsidiaries in the United States and in Australia, and may in the future expand into other geographic areas, which could increase our operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of our operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

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

The Company may also become party to additional litigation in the future, including class action lawsuits, securities litigation and anti-trust and anti-competitive actions, which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for Company’s Class B Subordinate Voting Shares and could result in the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant corporate resources and management attention.

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

Effective November 29, 2023, the Corporation completed the Plan of Arrangement, which included the distribution of the Celly Nu Shares to the FSD Pharma Securityholders. For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Significant Developments in Fiscal 2022 and Fiscal 2023”.

The Company does not anticipate paying cash or stock dividends in the near future. The Company expects to retain earnings to finance the development and enhancement of its Product Candidates, invest further in Bitcoin and other cryptocurrencies, and to otherwise reinvest in the Company’s business. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, financial results, cash requirements, contractual restrictions, and other factors that the Board may deem relevant. As a result, investors may not receive any return on their investment in Class B Subordinate Voting Shares unless they sell them for a share price that is greater than that at which such investors purchased them.

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

For example, the loss of, or damage to, clinical trial data from completed, ongoing or future preclinical or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely or expect to rely on third parties for research and development, the manufacture and supply of our drug products and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our Product Candidates could be delayed.

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

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for holders of our Class B Subordinate Voting Shares who are U.S. taxpayers.

Generally, if for any taxable year 75% or more of our gross income is passive income, or 50% or more of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and the Company’s PFIC status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. We believe that we were a PFIC for the year ended December 31, 2024. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we may be considered a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year. If we are characterized as a PFIC, our Shareholders who are U.S. taxpayers may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Class B Subordinate Voting Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Class B Subordinate Voting Shares by individuals who are U.S. taxpayers, and the addition of interest charges to the tax on such gains and certain distributions. For more information, please see “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations”.

Item 4. Information on the Company.

A. History and Development of the Company

Corporate History

Effective November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. in accordance with the provisions of the OBCA, the Company was formed.

Effective May 24, 2018, following receipt of shareholder approval at the March 15, 2018 annual and special meeting of the proposed amendments to the Company’s articles, and pursuant to the articles of amendment, the Company changed its name to “FSD Pharma Inc.” and the capital structure of the Company was reorganized to create a new class of Class A multiple voting shares (the “Class A Multiple Voting Shares”), amended the terms of and re-designated the existing common shares as Class B subordinate voting shares (the “Class B Subordinate Voting Shares”), and eliminate the existing non-voting class A preferred shares and non-voting class B preferred shares.

Effective May 29, 2018, the Class B Subordinate Voting Shares commenced trading on the CSE under the trading symbol “HUGE”.

Effective October 16, 2019, the Company completed a 201:1 consolidation.

On January 9, 2020, the Class B Subordinate Voting Shares commenced trading on the Nasdaq under the trading symbol “HUGE”.

On August 15, 2024, the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE.

The Company’s principal office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7, Canada, and its telephone number is +1-833-571-1811. As at the date of this Annual Report, the Company is a reporting issuer in each of the provinces and territories of Canada. The Company’s registrar and transfer agent is Marrelli Trust Company Limited. The Company’s agent for service in the United States is CT Company, 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures, principal acquisitions and divestitures for the three years ended December 31, 2024, 2023, and 2022 and for those currently in progress, see. “Item 4. Information on the Company - A. History and Development of the Company” and “Item 4. Information on the Company - B. Business Overview” and “Item 5. - Operating and Financial Review and Prospects”.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC. The Company’s website is https://www.quantumbiopharma.com. For more information regarding the Company, please see the Company’s profile on the System for Electronic Document Analysis and Retrieval plus (“SEDAR+”) at www.sedarplus.ca and on EDGAR at www.sec.gov.

Important Events in the Development of the Company’s Business in Fiscal 2024 to the date of this Annual Report

January 4, 2024: the registration statement on Form F-3 (File No. 333-276264) filed under the Securities Act with the SEC containing a base shelf prospectus with the SEC on December 22, 2023 (the “U.S. Base Prospectus”) was declared effective (the “January 2024 Registration Statement”). The January 2024 Registration Statement also qualifies the offer, issue and sale, from time to time of Securities up to an aggregate amount of US$50,000,000, subject to limitations, as applicable, under Form F-3. The January 2024 Registration Statement is available for use by the Company until January 4, 2027. The terms of any Securities to be offered under the January 2024 U.S. Base Prospectus will be specified in a prospectus supplement, which will be filed with the SEC in connection with any such offer.

January 8, 2024: the United States District Court for the Southern District of Florida (the “S.D. Fla.”) dismissed the Corporation’s request for a motion to dismiss the complaint filed against it by GBB. For more information about the Company’s lawsuit with GBB, please see “Item 8. Financial Statements – Legal Proceedings.”

January 24, 2024: the Corporation entered into an agreement with SBS Intl Group LLC. (“SBS”) to assist the Corporation in enhancing its market awareness and foster productive, continuing dialogues with Shareholders and other market participants. The agreement granted SBS 1,539 Options with an exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this Annual Report, this agreement has been terminated, and all share based compensation forfeited.

January 24, 2024: the Corporation entered into an agreement with Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage House”) to assist the Corporation in enhancing its market awareness and foster productive, continuing dialogues with Shareholders and other market participants. The agreement granted Draper and Carriage 5,385 Options each with the exercise price of C$68.25 and expiry date of January 24, 2026. As of the date of this Annual Report, this agreement has been terminated, and all share based compensation forfeited.

January 29, 2024: the Corporation appointed Dr. Sanjiv Chopra, MD to the Board to replace Nitin Kaushal.

February 6, 2024: the Court of Appeal for Ontario (“ONCA”) affirmed the ONSC’s judgement in the amount of C$2.8 million plus C$175,000 against Dr. Raza Bokhari. An additional C$5,000 in costs was awarded to the Company by the ONCA in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

February 6, 2024: the Company incorporated Huge Biopharma to conduct research related to Lucid-MS in Australia.

February 11, 2024: the Company engaged MZHCI, LLC, an MZ Group Company (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets (the “MZ Agreement”). Pursuant to the MZ Agreement, MZ is paid US$10,000 per month. Either party has the right to terminate the MZ Agreement upon fifteen days’ notice. As of the date of this Annual Report, the MZ Agreement remains in effect.

February 16, 2024: the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares, having an aggregate offering price of up to US$11,154,232 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering is payable to Wainwright in connection with its services. The ATM Offering was made in the United States pursuant to the January 2024 Registration Statement and the prospectus supplement dated February 16, 2024, and as amended pursuant to the Amendment No. 1 to the prospectus supplement dated August 26, 2024 (together with January 2024Registration Statement, the “ATM U.S. Prospectus”) filed with the SEC.

•

Sales of the Class B Subordinate Voting Shares under the ATM U.S. Prospectus will and have been made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) including sales made directly on or through the Nasdaq. The Class B Subordinate Voting Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary between purchasers and during the period of distribution. No Class B Subordinate Voting Shares in the ATM Offering will be sold on the CSE or any other trading market in Canada.

•	The volume and timing of sales, if any, will be determined at the sole discretion of the Corporation’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Subordinate Voting Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund various clinical studies, trials and development programs, (ii) to fund R&D, and (iii) for general corporate purposes and working capital.

•	From February 16, 2024, through December 31, 2024, the Company sold an aggregate of 1,384,781 Class B Subordinate Voting Shares on a post-consolidation basis, pursuant to the ATM U.S. Prospectus for gross proceeds of approximately US$ 11,746,730.

February 19, 2024: Huge Biopharma entered into an agreement with Ingenu to conduct the METAL-1 TRIAL. For more information about unbuzzd™ Clinical Trials, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

February 28, 2024: the Company announced the settlement of an aggregate of US$492,135 of amounts owing to arm’s length creditors through the issuance of 8,385 Class B Subordinate Voting Shares at the deemed price of US$0.903 per Class B Subordinate Voting Share.

March 11, 2024: the Company submitted a CTA for a planned Phase-1b clinical trial for the METAL-1 TRIAL. For more information about unbuzzd™ Clinical Trials, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

March 26, 2024: Huge Biopharma entered into agreement with Ingenu to conduct a trial in connection with Lucid-21-302.

March 31, 2024: the principal amount of the Celly Nu Loan (as defined herein) was increased by C$300,000.00, pursuant to the Celly Nu Amended Loan Agreement (as defined herein). No retroactive interest was to be charged on the increased amount. Thus, the total principal amount equates to C$1,300,000.00 as of December 31, 2024. The interest rate per annum remained unchanged. For more information, see “Item 4B. – Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023 – July 31, 2023”.

April 5, 2024: the Company received a written notification (the “April 2024 Nasdaq Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule rules for continued listing on the Nasdaq. The April 2024 Nasdaq Notification Letter was a deficiency notice, not a delisting notice, and did not affect the trading of the Class B Subordinating Voting Shares. Nasdaq Listing Rule 5550(a)(2) requires securities listed on Nasdaq to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business day. The Class B Subordinate Voting Shares traded at a price of less than $1.00 per share for 30 consecutive business days between from February 22 to April 4, 2024. The Company was given until October 2, 2024, to regain compliance by maintaining a closing bid price of at least $1.00 for 10 consecutive business days. The Company regained compliance on September 6, 2024.

April 22, 2024: Celly U.S. announced its collaboration with BevSource. For more information about Celly Nu Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

April 24, 2024: the Company entered into an agreement with ASPI in Tampa, Florida, to conduct the METAL-2 TRIAL. For more information about unbuzzd™ Clinical Trials, please see “Item 4B – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

April 25, 2024: Celly U.S. announced its partnership with Six+One. For more information about Celly Nu Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

May 7, 2024: the Corporation announced the submission to HREC of for a trial in connection with Lucid-MS. For more information about Lucid-MS Clinical Trials, please see “Item 4B – Business Overview – (ii) Lucid-MS”.

May 16, 2024: Celly Nu launched its newly designed packaging and logo.

May 22, 2024: the Corporation entered into an investor relations services agreement with IR Agency LLC (“IR Agency”). Pursuant to the agreement, IR Agency agreed to communicate information about the Corporation to the financial community including, but not limited to, creating company profiles, media distribution and building a digital community with respect to the Corporation for a period of one month beginning on May 28, 2024, in exchange for a fee of US$245,000. As at today’s date, the Corporation discontinued its engagement with IR Agency.

May 28, 2024: the Company submitted a clinical trial protocol for its METAL-2 TRIAL. For more information about unbuzzd™ Clinical Trials, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

June 11, 2024: the Company entered into an option agreement with the University of Southern California (“USC”) to evaluate dietary supplement technology for commercialization (the “USC Agreement”). The USC Agreement allowed the Company to exclusively evaluate its novel technology for a 6-month term. At the end of this USC Agreement, the Company decided not to extend the USC Agreement.

June 27, 2024: the Company received approval from HREC for its trial in connection with Lucid 21-302. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

June 27, 2024: the United States District Court for the Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Raza Bokhari. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

June 28, 2024: the Company retained the services of Totaligent, Inc. (“Totaligent”), a market awareness firm with 25 years of experience and a 32-million investor database, for a 30-day contract valued at US$30,000, ending July 28, 2024, unless renewed, with both parties maintaining a 5-day termination notice option. As at today’s date, the Company discontinued its engagement with Totaligent.

August 13, 2024: the Company entered into an agreement with Ingenu to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis. This study will facilitate a future phase 2 clinical trial with Lucid-MS. This agreement is still in place.

August 14, 2024: the Celly IP Nu IP License Agreement (i) was amended to add Celly U.S., as a licensee to the Celly Nu IP License Agreement, effective as of the August 14, 2024, and granted Celly U.S. exclusive global rights to commercialize the Licensed IP (as defined herein) from August 14, 2024,  (ii) noted that Celly Nu became the sole and exclusive owner of the unbuzzd™ trademark pursuant to an intellectual property purchase agreement with the Company dated October 2, 2023, and amended the definition of the Licensed IP in the Celly Nu IP License Agreement to exclude unbuzzd™ any time after the unbuzzd™ trademark assignment date, and (iii) confirmed that Celly Nu retained an exclusive global license to commercialize the Licensed IP since July 31, 2023, the effective date of the Celly Nu License Agreement.  All other terms in the Celly Nu IP License Agreement remained substantially the same.

August 15, 2024: the Company completed the 2024 Consolidation and changed its name to “Quantum BioPharma Ltd.”. In connection with the name change, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE. The new CUSIP and ISIN for the Class B Subordinate Voting Shares were changed to 74764Y205 and CA74764Y2050, respectively. After giving effect to the 2024 Consolidation, the Class B Subordinate Voting Shares were reduced from 84,531,149 to approximately 1,300,727 Class B Subordinate Voting Shares and the Class A Multiple Voting Shares were reduced from 72 to 2 Class A Multiple Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares were issued in connection with the 2024 Consolidation. Instead, all fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares were rounded up to the nearest whole number. The exercise price and/or conversion price and number of Class B Subordinate Voting Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the 2024 Consolidation.

August 15, 2024: the Company closed a non-brokered private placement and issued four (4) Class A Multiple Voting Shares at a price of C$18.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$72.00 (the “August 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax Family Trust, a trust of which Zeeshan Saeed, the Chief Executive Officer (“CEO”) and Co-Executive Chairman of Quantum BioPharma is a beneficiary (“Xorax”), and Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, is a director (“Fortius”), purchased all the Class A Multiple Voting Shares issued pursuant to the August 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. For more information, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

August 23, 2024: the Company canceled an aggregate of 47,358 Options (“August 2024 Options”) to purchase Class B Subordinate Voting Shares, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a “August 2024 Option Participant”). Management reviewed the Company’s outstanding August 2024 Options and determined that certain August 2024 Options granted to such August 2024 Option Participants under the Company’s Equity Incentive Plan, at exercise prices, ranging from C$84.50 to C$189.15 per Class B Subordinate Voting Share, no longer represented a realistic incentive to motivate the August 2024 Option Participants.

August 23, 2024: the Company announced the grant of RSUs (August 2024 RSUs”) pursuant to the Equity Incentive Plan. The Company granted an aggregate of 32,690 August 2024 RSUs to certain officers, directors, and employees of the Company. Each August 2024 RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the Lucid-MS MAD study conducted by Ingenu, subject to acceleration in the event of a takeover bid or change of control.

August 23, 2024: the Board authorized and approved bonuses in the amount of C$450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives (together, the “Executive Agreements”). Pursuant to the terms and conditions of the respective Executive Agreements, each Executive was entitled to certain annual bonuses, based on the Executive and Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive’s base salary for the second year of employment and 80% of the respective Executive’s base salary for the third year of employment, which equates to a bonus payment of C$210,000 and C$240,000, respectively, for each Executive for each year of service (each, a “August 2024 Bonus Payment”). Subject to compliance with CSE policies, the Company and Executives determined that to preserve the Company’s cash, it settled the August 2024 Bonus Payments into Class B Subordinate Voting Shares at a deemed price of C$5.44 per Class B Subordinate Voting Share.

August 26, 2024: the Company filed an amendment to the ATM U.S. Prospectus. For more information, see “Item 4A – Important Events in the Development of the Company’s Business in Fiscal 2024 to the date of this Annual Report – February 16, 2024”.

August 30, 2024: Donal Carroll assumed the role of Chief Financial Officer, and Nathan Coyle assumed the role of Controller. In addition, the Company appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions.

August 30, 2024: Celly Nu launched unbuzzd™ Clear Eyed Citrus Powder grab-and-go stick packs on Amazon.com.

August 30, 2024: the Company regained compliance with Nasdaq’s continued listing requirements after receiving the April 2024 Nasdaq Notification Letter. See “April 5, 2024” for more information.

September 6, 2024: the Company completed debt settlements in the amount of C$450,000 with the Executives to preserve the Company’s cash through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of C$5.44 per Class B Subordinate Voting Share.

September 6, 2024: the Company granted an aggregate of 12,500 Options (the “September 2024 Options”), and an aggregate of 7,500 RSUs (the “September 2024 RSUs”) to a director and certain consultants of the Company. Each September 2024 Option is exercisable at a price of C$5.60 per Class B Subordinate Voting Share, expires two years from the date of grant and vest in one-third increments with the first batch vesting immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each September 2024 Option is exercisable to purchase one Class B Subordinate Voting Share. Each September 2024 RSU granted vested immediately.

September 6, 2024: the Company canceled an aggregated of 7,692 warrants to purchase Class B Subordinate Voting Shares, which were previously granted to a board member. Management reviewed the Company’s outstanding warrants and determined that the warrants granted to such individual at an exercise price of C$97.50 per Class B Subordinate Voting Share no longer represented a realistic inventive to motivate such individual.

September 13, 2024: the Company closed a non-brokered private placement and issued six Class A Multiple Voting Shares at a price of C$6.00 per Class A Multiple Voting Share for gross proceeds of C$36.00 (the “September 2024 Class A Multiple Voting Share Private Placement Offering”). Xorax and Fortius purchased all the Class A Multiple Voting Shares issued pursuant to the September 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders was considered a “related-party transaction” within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the September 2024 Class A Multiple Voting Share Private Placement Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101). Fortius, Xorax and the Company entered into a Shareholder Agreement dated September 13, 2024 (“Shareholder Agreement”), which prohibits unauthorized transfers of the Class A Multiple Voting Shares.  See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions – Shareholder Agreement.”

September 27, 2024: the Company announced the grant of 29,500 Options to certain directors, officers, employees, and consultants (the “September 2024 Options”). Each September 2024 Option granted vests immediately and is exercisable at a price of C$5.25 for a period of two years from the issue date. A director of the Company received 7,500 of the September 2024 Options, and thus, the foregoing as it applies to such party represents a related-party transaction under MI 61-101. However, the transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction nor the consideration exceeds 25% of the Company’s market capitalization.

September 27, 2024: the Company announced it has retained the services of Cambridge Consultants Inc. (“Cambridge”) for $35,000, TD Media LLC dba Life Water Media (“LWM”) for $75,000, and King Tide Media LLC (“KTM”) for $50,000. As at today’s date, the Company has discontinued its engagement with Cambridge, LWM, and KTM.

October 7, 2024: the Company announced that Celly U.S. signed a master distribution agreement with FUSION. For more information about Celly Nu Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

October 20, 2024: On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. For more information about the Company’s lawsuit against CIBC World Markets, RCB Dominion Securities, and John Does 1-10 please see “Item 8. Financial Statements – Legal Proceedings.”

October 29, 2024: the Company engaged Agoracom Independent Trading Group (“Agoracom”) for C$25,000, Buyins, Inc. (“Buyins”) for US$15,000, and Stockjock.com LP (“Stockjock”) for US$15,000, to enhance market awareness and shareholder engagement, following a capital review and in compliance with CSE policies. Agoracom and ITG agreements require 30 days’ termination notice, while Buyins and Stockjock require 10 days’ notice. The Company remains engaged in these agreements.

October 31, 2024: The Company further decreased its outstanding debt to a creditor through a debt settlement agreement involving cash payments. Previously reported on the balance sheet at approximately US$611,000, the debt has been reduced to around US$211,000, reflecting a substantial reduction of approximately US$400,000.

November 5, 2024: the Company settled its total outstanding debt to a creditor, which was previously reported on the balance sheet at approximately US$278,000. The Company and the creditor reached a debt settlement agreement, whereby the creditor would be compensated by an external party to the Company.

December 5, 2024: the Company announced it intended to complete a non-brokered private placement offering (the “December 2024 Offering”) of up to 5,000 convertible debenture units of the Company (each, a “December 2024 Debenture Unit”) at a price of C$1,000 per Debenture Unit. Each December 2024 Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000.00 (each a “December 2024 Debenture”); and (ii) 80 Class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B Subordinate Voting Shares. The December 2024 Debentures matures on the date that is 36 months from the date of issuance and bears interest at a rate of 1.25% per month, beginning on the date of issuance and is payable in cash on the last day of each calendar quarter. The principal sum of the December 2024 Debenture, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of C$6.25 per Class B Subordinate Voting Share. Each December 2024 Warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Share at a price of C$7.00 per Class B Subordinate Voting Share, for a period of five (5) years from the date of issuance. The December 2024 Debenture contained normal course default provisions, and a default if the volume weighted average price of the Class B Subordinate Voting Shares on the Canadian Securities Exchange is at or below C$5.3125 for any period of 10 consecutive trading days (the “VWAP Default”). The December 2024 Debenture and December 2024 Warrant contain a provision that prevents conversion or exercise, as applicable, if the holder’s interest in the Company would exceed 9.99%. The Company shall have a right to prepay or redeem a part or the entire principal amount of the December 2024 Debenture for a cash amount equal to the sum of all payments of interest on the December 2024 Debenture, that would be due through to the maturity date (the “Prepayment Penalty”). In the event the holder converts the entire amount owing on the December 2024 Debenture within 6 months of the issuance date, the holder shall be entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the maturity date, or at the option of the holder Class B Subordinate Voting Shares at the conversion price (the “Conversion Bonus”). The Company used proceeds from the December 2024 Offering for the ongoing development of the Company’s business model and for general working capital purposes.

December 10, 2024: the Company’s safety review committee recommended commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

December 13, 2024: the Company closed an initial tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 18, 2024: the Company entered into an investor relations services agreement with Enterprise Canada Inc. (“Enterprise”). Pursuant to the agreement (“Enterprise Agreement”), Enterprise has been engaged for an indefinite period. The Enterprise Agreement is structured in three phases, with C$10,000 paid to Enterprise at the start of phase 1, C$2,500 on the completion of phase 2, and C$5,000 due monthly as a public relations retainer (phase 3). Enterprise will be assisting the Company with its public relations strategy, which includes developing the Company’s narrative, key messages, and pitching strategies with identified targets. As of the date of this Annual Report, the parties remain engaged in the Enterprise Agreement.

December 20, 2024: the Company closed the second tranche of the December 2024 Offering and issued 500 December 2024 Debenture Units for C$500,000. See “December 5, 2024” above for more details on the December 2024 Offering.

December 20, 2024: the Company purchased US$1,000,000 of Bitcoin and other cryptocurrencies as part of its strategic efforts. For more information, please see “Item 4B. Business Overview – Overview of the Company – Business Segments – (3) Bitcoin and Cryptocurrency Investments”.

December 24, 2024: the Company entered into a prepaid forward purchase agreement (“Sports Coat Prepaid Purchase Agreement”) with Sports Coat LLC (“Sports Coat”), whereas Sports Coat agreed to provide financing of US$1,000,000 to the Company as consideration for purchasing proceeds of the litigations (the “Litigation Proceeds”) which includes any of the following involving: (i) claims relating to market manipulation / securities / commodities / exchanges brought by or on behalf of Quantum Biopharma Ltd. or any related entity: or (ii) Dr. Raza Bokhari. Per terms stated in the Sports Coat Prepaid Purchase Agreement, the Company is not obligated to repay US$1,000,000 to Sports Coat if no proceeds are realized from the lawsuit as the financing is considered non-recourse. Sports Coat bears risk of loss in the event of non-collection of the Litigation Proceeds. The Sports Coat Prepaid Purchase Agreement does not have a predefined repayment schedule, or specified due date, and the Company has not generally pledged its assets as collateral to ensure repayment.

January 7, 2025: the Company was approved to dual list its shares on Upstream, a MERJ Exchange market and global securities trading application. The dual listing on Upstream is designed to provide the Company the opportunity to access a global investor base outside of the U.S. that can trade using a credit/debit card, PayPal, USD, or USDC (a stable coin pegged to the USD); unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in the Company. The Upstream market is open 7 days a week 20 hours a day, Monday to Sunday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST). Traders on Upstream’s smart-contract powered market will experience real-time trading and settlement, and a transparent orderbook which does not permit common market manipulations.

January 14, 2025: the Class B Subordinate Voting Shares started trading on the MERJ Exchange at 10:00am ET under the ticker symbol “QNTM”. See “January 7, 2025” above for more information.

January 20, 2025: the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of C$1,480,000. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share. On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares. On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814. See “December 5, 2024” above for more details on the December 2024 Offering.

January 24, 2025: the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

February 4, 2025: the Company announced that it completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of unbuzzd™. For more information about unbuzzd™ Clinical Trials, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

February 6, 2025: Celly Nu entered into a letter of engagement with a leading New York investment bank to raise up to US$10,000,000 in capital and explore an initial public offering on a major US public exchange.

February 7, 2025: the Company and Empire Market Ventures, LLC (“Empire”) entered into an investor relations services agreement (the “Empire Agreement”). Pursuant to the Empire Agreement, Empire was engaged for a period of three months. The Company paid Empire US$25,000 in fees. Empire will be providing the Company with investor awareness and marketing services, which includes giving the Company access to an exclusive Nasdaq, TSX, and ASX mailing list and investor contacts, content creation, media appearances, branding and consulting, and other services aimed at increasing the Company’s engagement with investors.

February 18, 2025: the Company purchased an additional US$1,000,000 worth of Bitcoin and other cryptocurrencies as part of its strategic efforts. For more information, please see “Item 4B. Business Overview – Overview of the Company – Business Segments – (3) Bitcoin and Cryptocurrency Investments”.

March 6, 2025: the Company closed the fourth tranche of the December 2024 Offering and issued 100 January 2025 Debenture Units for aggregate gross process of C$100,000. On March 25,2025, the investor converted this Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares. In addition, the Company announced it may complete additional tranches of the December 2024 Offering, adjusting the each convertible debenture units (each, a “March 2025 Debenture Unit”) to include 76 warrants, with an increased conversion price of C$6.60 (the “March 2025 Debenture”) and an increased exercise price per warrant of C$7.00 (the “January 2025 Warrants”). In addition the March 2025 Debenture removed the VWAP Default, the Prepayment Penalty and the Conversion Bonus.

March 7, 2025:

the Company cancelled an aggregate of 7,692 warrants to purchase Class B Subordinate Voting Shares which were previously granted to Mr. Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the warrants. Management had reviewed Mr. Zapolin’s outstanding warrants and determined that the warrants granted to Mr. Zapolin under the Equity Incentive Plan no longer represented a realistic incentive to motivate Mr. Zapolin. Concurrently, the Company granted an aggregate of 7,692 Options to Mr. Zapolin to acquire Class B Subordinate Voting Shares (each, a “Zapolin Option”) pursuant to the Equity Incentive Plan, with an exercise price of C$6.60 per Class B Subordinate Voting Share. Each Zapolin Option granted vested immediately, and the expiry date of the Zapolin Options are on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Zapolin Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

March 20, 2025: The Company increased its cryptocurrency holdings with the purchase of an additional US$1,500,000 worth of Bitcoin and other cryptocurrencies. For more information, please see “Item 4B. Business Overview – Overview of the Company – Business Segments – (3) Bitcoin and Cryptocurrency Investments”.

March 26, 2025: Celly U.S. released unbuzzd™ “On-the-Go Powder Stick Packs” in an 8-pack display box, facilitating the sale of unbuzzd™ in convenience, liquor, and drug stores across the United States. The 8-pack display box is available for direct sale to consumers on both amazon.com and unbuzzd.com.

March 26, 2025: the Company retained the services of LWM to enhance its market awareness. This engagement is for a period of 45 days, for $55,000.

March 27, 2025:

the Corporation appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

B. Business Overview

Overview of the Company – Business Segments

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates (“Product Candidates”) in different stages of development. Through Lucid, the Company is currently focused on the R&D of its lead compound, Lucid-MS (formerly Lucid-21-302). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption, to Celly Nu and Celly U.S., and is entitled to a royalty on the revenue generated by Celly Nu and Celly U.S. from sales of products created using the technology rights granted under the Celly Nu IP License Agreement. Further, the Company is also focused on the R&D of novel formulations for the treatment of alcohol misuse for application in hospitals and other medical practices.

In addition, the Company maintains a portfolio of strategic residential investments through its wholly owned subsidiary, FSD Strategic Investments, which is focused on generating returns and cashflow through the issuance of loans secured by residential real estate property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

Finally, the Company has expanded its corporate treasury management function to include investments in cryptocurrencies. This initiative is aligned with the Company’s financial diversification goals and supports its long-term strategic objectives.

(1) Biopharmaceutical Operations

(i) Alcohol Misuse Disorder Product Candidates

Excess alcohol consumption (alcohol misuse or mild acute alcohol intoxication) is clinically harmful. Clinical symptoms and manifestations are heterogeneous, and can have behavioral, cardiac, gastrointestinal, pulmonary, neurological, and metabolic effects. The Company is focused on treatments to reverse inebriation and to assist accelerating alcohol metabolism in people who consumed excess alcohol, reaching blood alcohol levels around/slightly above the legal limits in various countries. Available options for emergency response doctors and nurses are to provide a vitamin intravenous drip or let alcohol “wear off”, until medical professionals can tend to those individuals who are inebriated, occupying expensive resources in the emergency room. The Company also identified that excess alcohol consumption is a problem in general society (consumer market), and the commonly available remedies mostly fall in the category of “hangover remedies”. Thus, there is a great need for immediate treatments that can address the challenges when one consumes excess alcohol.

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

With respect to the Product Candidates for alcohol misuse disorders, the Corporation sees two distinct routes where this segment can be developed, (a) recreational retail and (b) healthcare; Celly Nu and Celly U.S., through the Celly Nu IP License Agreement (as defined herein), will be focusing on the recreational retail sector and the Corporation will be focusing on the healthcare sector as further outlined below:

a. Alcohol Misuse: Retail Product (known as “unbuzzd™”)

unbuzzd™ is a consumer recreational beverage product that will be sold via retail distribution. The Company entered into the Celly Nu IP License Agreement, which provides Celly Nu and Celly U.S. access to proprietary information for the purposes of consumer product development and marketing in connection with unbuzzd™. For more information, see “Item 4. Information on the Company – B. Business Overview – Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023 – July 31, 2023”.

The Plan of Arrangement has not had, and does not expect to have, an impact on the development of the retail product, unbuzzd™. As of the date of this Annual Report, the Company has trademarks with the Canadian Intellectual Property Office (Registrar of Trademarks) (“CIPO”) and the USPTO relating to novel treatments for alcohol misuse and related conditions, including ALCOHOLDEATH™, which was licensed to Celly Nu and Celly U.S. pursuant to the Celly Nu IP License Agreement (as defined herein). For more information, see “Item 4B. – Intellectual Property”.

unbuzzd™ Clinical Trials

On February 19, 2024, FSD Australia, entered into an agreement with Ingenu CRO Pty Ltd. (“Ingenu”) to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication” (the “METAL-1 TRIAL”).

On March 11, 2024, the Company submitted a CTA for a planned Phase-1b of the METAL-1 TRIAL. This clinical trial application was submitted for review by a human ethics review committee (“HREC”) in Australia, which is a first step to obtaining permission to initiate the clinical trial. Recruitment of healthy volunteers to this trial is expected following approval by the HREC. The METAL-1 TRIAL was not approved by the HREC, and thus was replaced by the METAL-2 TRIAL (as defined herein),

On April 24, 2024, the Company entered into agreement with Applied Science and Performance Institute (“ASPI”) in Tampa, Florida, to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication” (the “METAL-2 TRIAL”).

On April 28, 2024, the Company submitted a clinical trial protocol for the METAL-2 TRIAL, which was approved on June 4, 2024. The clinical trial protocol was submitted for review and approval by the institutional review board (“IRB”) in the USA. Recruitment of healthy volunteers to the trial began following approval by the IRB. In the METAL-2 TRIAL, the ability of unbuzzd™ to help alleviate the effects of acute alcohol intoxication will be studied in a crossover design. The METAL-2 TRIAL has since been completed.

On May 28, 2024, the Company submitted a clinical trial protocol to assess the safety and efficacy of unbuzzd™ in healthy volunteers for its METAL-2 TRIAL. The clinical trial protocol was submitted for review and approval by the IRB in the USA. Recruitment of healthy volunteers to the trial will begin following approval by the IRB. This trial has since been completed.

On June 4, 2024, the Company received IRB approval for its METAL-2 TRIAL in the United States.

On February 4, 2025, the Company announced that it completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of its dietary supplement product unbuzzd™, investigating its effects on alcohol intoxication and alcohol metabolism. Results of data analysis show definitively that unbuzzd™ accelerated the rate at which blood alcohol concentration was reduced in study subjects, while simultaneously reducing the symptoms of intoxication and hangover. All these results were statistically significant compared to placebo. The study included 26 participants, both male and female, aged between 21 and 43, with weights ranging from 119 to 232 pounds. The positive effects of unbuzzd™ were rapidly apparent, occurring within 30 minutes after consumption of the dissolved powder. unbuzzd™ was well-tolerated and safe, with no reported product-related adverse effects.

Celly Nu Public Relations Partnerships

On April 22, 2024, Celly U.S. announced its collaboration with BevSource, a leading provider of beverage development, production and operations solutions located in St. Paul, Minnesota. This partnership will assist with the production and distribution process of unbuzzd™, commercial formulation consultation, contract packaging solutions, ingredient procurement, commercialization strategies, initial production oversight, and fulfillment center coordination for both the 12oz can and ready-to-mix powder stick packs product formats.

On April 25, 2024, Celly U.S. announced its partnership with Six+One, to enhance the presence of its premier dietary supplement, unbuzzd™, in preparation of the launch in the United States. This strategic alliance aims to utilize Six+One’s branding and strategic expertise to redefine wellness. Renowned for its innovative work with brands like vitaminwater and BODYARMOR (both brands later acquired by The Coca-Cola Company), Six+One, an advertising, entertainment, and production agency, is focused on marketing a brand’s purpose beyond its product.

Celly Nu Distribution Partnerships

On October 7, 2024, Celly U.S. signed a master distribution agreement with FUSION Distribution Group (“FUSION”) for distribution of unbuzzd™ across Puerto Rico, the Caribbean, and parts of Central and South America. unbuzzd™ was made available as ready-to-mix powder sticks on Amazon on August 30, 2024, with ready-to-drink 12oz cans planned for future release. FUSION, which distributed brands such as CELSIUS, SHINE Water, Tona Cerveza, and Kin Whiskey, was selected to handle the distribution of both ready-to-mix powder sticks and ready-to-drink 12oz cans. As of the date of this Annual Report, the planned future release of the ready-to-drink 12oz cans have been put on hold.

The Corporation’s continued operations are not dependent on the development of unbuzzd™ for recreational use by Celly Nu and Celly U.S. pursuant to the Celly Nu IP License Agreement.

b. Alcohol Misuse: Healthcare Product (the “Healthcare Product”)

The Healthcare Product has the potential to support emergency room physicians and their medical staff by managing the high volume of intoxicated patients who utilize critical resources (i.e. the physicians and their medical staff) that could be used for more urgent and critical needs. The Corporation did not license the intellectual property with respect to the Product Candidate for the Healthcare Product to Celly Nu, and will be conducting further R&D, including clinical trials, into the viability of the Healthcare Product. Although any R&D conducted by the Corporation on the Healthcare Product could be shared with, and may assist, Celly Nu and Celly U.S. in developing unbuzzd™, the Corporation has no obligation, pursuant to the Celly Nu IP License Agreement (as defined herein), to share such information with its licensees.

The viability, development and advancement of the Healthcare Product is dependent on the Corporation obtaining requisite funding, in the amount of approximately US$10,998,811, for the Corporation to complete further R&D. The Corporation, through its initial research, has discovered that there is significant demand in the market for this type of product, an opportunity for them to capture market share and believes that if it were able to develop and sell the Healthcare Product, it would bring immense value to its Shareholders. If the requisition financing is not obtained, the Corporation will be unable to develop the Healthcare Product.

The Corporation’s continued operations are not dependent on the Healthcare Product’s development.

(ii) Lucid-MS

This program is focused on the development of novel drugs for multiple sclerosis. Available drugs for progressive multiple sclerosis are immunomodulatory, and do not address the neurodegeneration in these patients. The Corporation believes it has a solution that can significantly change the course of neurodegenerative decline in multiple sclerosis patients. The Corporation, through the acquisition of Lucid, acquired the multiple sclerosis program with the lead candidate, Lucid-MS (development code, Lucid-21-302). Lucid-21-302 exhibits moderate inhibition profile against peptidyl arginine deiminase (“PAD”) 2 and PAD 4 isozymes. There is strong evidence that hypercitrullination of myelin, mediated by increased activities of PAD 2 and potentially PAD 4, may contribute to demyelination and multiple sclerosis pathogenesis through two mechanisms: (1) destabilizing myelin integrity on neuronal axons, leading to demyelination and degeneration, and (2) generating antigenic neoepitopes, leading to immune activation. Lucid-21-302 reduced hypercitrullination, prevented demyelination and helped remyelination in various non-clinical animal models of multiple sclerosis, including functional recovery in the animals. Lucid-MS is being developed as a first-in-class, non-immunomodulatory drug for the treatment of progressive multiple sclerosis. Current data from preclinical and clinical development suggests that Lucid-21-302 could achieve the therapeutic dose to launch a proof-of-concept human study in a small number of patients (Phase 2a PoC clinical trial). This trial will pave way for a larger Phase 2b study, with appropriate biomarkers and endpoints for the treatment of progressive multiple sclerosis with multiple clinical sites. The Corporation has actively been planning a potential phase-2 clinical trial. The current patent on Lucid-21-302 are effective until 2036 (US10716791B2) and was licensed from University Health Network (Toronto, Canada) exclusively for development and commercialization.

Lucid-MS Clinical Trials

On January 17, 2023, the Company submitted the CTA for a planned Phase 1 clinical trial for Lucid-MS to Health Canada.

On February 7, 2023, the Company received regulatory clearance from Health Canada to proceed with the Company’s Phase 1 clinical trial of Lucid-MS in Canada, which would evaluate the safety and tolerability of Lucid-MS.

On April 17, 2023, the Company announced the completion of its first-in-human dosing of Lucid-MS in the Company’s Phase 1 clinical trial.

On May 10, 2023, the Company announced the completion of dosing the first cohort of patients in the Phase 1 clinical trial of Lucid-MS. The clinical trial (ClinicalTrials.gov Identifier: NCT05821387), is a first-in-human study evaluating Lucid-MS.

On July 10, 2023, the Company received a “no objection letter” for the Phase 1 Lucid-MS clinical trial, which was acknowledged on June 12, 2023. On July 19, 2023, the Company submitted a request for pre-IND meeting to the FDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023.

On August 25, 2023, the Company received a “no objection letter” for the CTA, which was acknowledged on July 31, 2023.

On September 18, 2023, the completion of study notification (after completion of five cohorts) was submitted to Health Canada. Also, the Company received the interim report for the first-in-human single ascending dose Phase 1 clinical trial evaluating Lucid-MS. This interim blinded report was issued on August 17, 2023, for the first 4 cohorts, with an addendum report describing the results of the fifth cohort submitted on this date.

On October 2, 2023, the Company submitted a provisional patent application to USPTO for the clinical formulation containing Lucid-MS.

In February 2024, the Company presented the results from its first-in-human Phase 1 study of Lucid-MS at the America’s Committee meeting for the treatment and research in multiple sclerosis. This presentation detailed the final results including adverse events profile of Lucid-21-302 in the single-ascending dose (“SAD”) studies. The study concluded that Lucid-21-302 is safe and well-tolerated in the dose range of 50-300 mg p.o. administered once, with no difference in pharmacokinetics between the fed and fasted states. There were no serious adverse effects, and most adverse effects (7/12) in participants receiving Lucid-21-302 were characterized as unlikely related or unrelated to study drug. In the dose range 50-300 mg, drug exposure was proportional to dose of the drug. It also demonstrated good oral absorption with ‘area under the curve’ at 300mg comparable to ‘area under the curve’ in mouse efficacy studies.

On March 26, 2024, the Company, through its subsidiary, Huge Biopharma, entered into agreement with Ingenu to conduct “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants”.

On May 7, 2024, the Company announced the submission to HREC in Australia for a trial titled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-MS in Healthy Adult Participants.” This CTA is a step that is necessary to obtain permission to initiate the multiple ascending dose (“MAD”) trial. The MAD trial follows the Phase-1 SAD trial.

On June 27, 2024, the Company announced that it has received approval by the HREC in Australia for its trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”

On September 9, 2024, the Company announced that through its subsidiary, Huge Biopharma, it entered into an agreement with Ingenu on August 13, 2024, to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis.

On October 29, 2024, the Company announced that Huge Biopharma had initiated sentinel dosing in a Phase 1 clinical trial for Lucid-MS. The randomized, double-blind, placebo-controlled trial was designed to evaluate the safety and pharmacokinetics of Lucid-MS in healthy adult participants, marking a significant step toward Phase-2 efficacy trials.

On December 10, 2024, the Company’s safety review committee recommended commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” The safety review committee made this recommendation after reviewing safety and pharmacokinetic data from participants in the first cohort.

Phase 2 Clinical Study

Based on the positive results that the Phase-1 study yielded, the Board, on recommendation from the advisory committee, resolved to proceed with completing a Phase 2 MS-Study on Lucid-MS with the goal of getting the Lucid-MS to commercialization. The Company has determined that in order to get to commercialization it will cost approximately US$31,489,964.

As Lucid-MS advances from Phase-1 to Phase-2, milestone-driven investigations are planned to expedite late-stage clinical development, aligned with our chronic toxicology program. This synergy ensures enabling data for regulatory submissions for the next clinical phases, such as Phase-1b MAD cohorts, Phase-2a, and Phase-2b. To initiate Phase-2, we require data from MAD cohorts, at least three months of toxicology data, and any additional data requested by regulatory authorities. Long-term toxicology data is crucial for dosing extending up to six months or more, reflecting Lucid-MS’s potential as a chronic treatment or disease-modifying therapy for multiple sclerosis patients. The Lucid-MS program’s ultimate goal is to conduct regulatory clinical studies, investigating its potential as a non-immunomodulatory drug to halt disease progression and neurodegeneration in multiple sclerosis.

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

(iii) FSD-PEA and Lucid-PSYCH

On May 31, 2022, the Company submitted an IND application with the FDA and Health Canada detailing a planned Phase 1 clinical trial of its proprietary ultra-micronized palmitoylethanolamide (“FSD-PEA” or “FSD201”) formulation for the treatment of inflammatory diseases.

On July 13, 2022, Lucid filed a provisional patent application on novel formulations of FSD-PEA. The new patent application is based on the results of completed preclinical animal toxicology studies and Phase 1 clinical trial using FSD-PEA sponsored by the Company.

On September 6, 2022, the Company received a “Study May Proceed” letter from the FDA for its IND application, and a “Notice of Authorization” from Health Canada for its Phase 2 clinical trial of FSD-PEA/FSD201. The corresponding study protocol is titled “A Randomized, Double-Blind Placebo Controlled Parallel Group Study of Safety and Efficacy of FSD201 in Patients with Chronic Widespread Musculoskeletal Nociplastic Pain Associated with Idiopathic Mast Cell Activation Syndrome (Disorder)”.

On March 22, 2023, FSD Australia received the certificate of approval from the Alfred Ethics Committee to proceed with a Phase 1 clinical trial of Lucid-201, a novel drug candidate for the potential treatment of Major Depressive Disorder. Since that date, there has been no further activity on Lucid-201.

Suspension and Resumption of FSD-PEA Development

On June 2, 2023, the Corporation terminated any further clinical development FSD-PEA formulation which was being developed for the treatment of inflammatory diseases. The Corporation’s team of internal medical experts conducted a profitability assessment of FSD-PEA and ultimately determined that the FSD-PEA molecule was not profitable compared to the currently available products in the market and it would not be possible to cover the Corporation’s manufacturing and R&D investments at a price that would be accepted in the market.

In Q3 2024, the Corporation resumed the clinical development of FSD-PEA. The Corporation signed a study order for a Phase 2 clinical trial of FSD-PEA in mast cell activation syndrome (“MCAS”).

Lucid-PSYCH Put on Hold

Additionally, management made the decision to put the R&D activities associated with Lucid-PSYCH (formerly Lucid-201) on hold during June 2023. This decision was made based on the cumulative cash requirements to advance the R&D of the Company’s portfolio of compounds. Due to cash flow prioritization strategies, management elected to prioritize the Lucid-MS compound and its alcohol misuse treatment products. The Corporation has not recognized an amount specific to Lucid-PSYCH. When the Corporation acquired Lucid, it recognized an intangible asset consisting of the world-wide exclusive license agreement with the University Health Network (the “UHN License”) for the exclusive rights to the Lucid-MS compound and the U.S. patent for the Lucid-MS compound covered by the UHN license. Lucid-PSYCH was not covered by the license agreement and did not have any patent protection.

The Corporation’s continued operations are not dependent on its biopharmaceutical operations.

(iv) Prismic

The Corporation does not operate through Prismic, however Prismic holds the right to receive certain payments based on net sales of certain products from the Corporation pursuant to an assignment agreement between Prismic and the Corporation.

(2) FSD Strategic Investments

Residential Property Investments

FSD Strategic Investments is focused on generating returns and cash flow through the issuance of loans secured by residential property.

FSD Strategic Investments has historically not incurred any significant operating expenditure. The loans are arranged through a third-party financing intermediary, and the borrower is responsible for covering all administrative-related costs. FSD Strategic Investments earns interest through fixed-rate lending arrangements that have an average term to maturity of one year from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property.

The Board has developed criteria for making investments decisions in residential property as follows: (i) the maximum loan-to-value ratio is 55%; (ii) the maximum dollar value for any given secured loan is not to exceed C$1,200,000; and (iii) the residential property must be located in the Greater Toronto Area. Before issuing a secured loan, the Company undertakes extensive due diligence to ensure that adequate care is exercised in the funding of mortgage or loan transactions, including checking personal identification, verifying title documents, attending the property, or conducting an on-site appraisal to satisfy as to the value of the property, and reviewing application and supporting documentation with legal counsel.

The interest rate for each borrower within FSD Strategic Investments’ loan portfolio is determined based on the following criteria: (i) the borrower’s credit score; (ii) employment status; (iii) income level; (iv) geographic location of the property; (v) equity held in the property; and (vi) the prevailing Bank of Canada interest rate at the time of mortgage origination.

Notwithstanding the foregoing, the Corporation understands that there may be factors outside of its control that could: (x) attribute to the inability of a mortgage principal or interest payment becoming past due; (y) change the financial condition of the respective borrower; and/or (z) result in the borrower electing to not pay, and therefore the Corporation has set out contingency plans whereby it would sell the outstanding mortgage to a third party and/or have a third party advance money against the securitization of the asset, and if unsuccessful, could foreclose on the asset.

As of December 31, 2024, a total of 10 mortgages remained outstanding, representing a combined principal value of C$4,930,000. All outstanding mortgages are scheduled to mature during the fiscal year 2025. As of the date of this Annual Report, the portfolio has maintained a flawless performance record, with zero instances of default or delinquency. FSD Strategic Investments remains confident in the collection of future proceeds.

(3) Bitcoin and Cryptocurrency Investments

In December 2024, the Company began purchasing Bitcoin and other cryptocurrencies as part of its financial diversification strategy and commitment to exploring innovative opportunities that enhance shareholder value. As of December 31, 2024, the Company has purchased a total of US$1,000,000 worth of Bitcoin and other cryptocurrencies, reported at a fair value of US$861,230 on the balance sheet as part of the Company’s current assets. These holdings represented 12.27% of total assets as of December 31, 2024. The Company has holdings in the following cryptocurrencies: Bitcoin, Solana, Dogecoin, and XRP. A summary of these investments is listed as below.

The Company considers cryptocurrencies both a financial asset and a potential medium of exchange for future transactions. Management retains full discretion to adjust cryptocurrency holdings based on market conditions and business priorities. The Company is also equipped to receive financing and execute transactions in cryptocurrencies, further enhancing its operational and financial flexibility.

Bitcoin

Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin network, a decentralized network of computers that operates on cryptographic protocols, which are mathematical rules that secure digital communication by encrypting data, verifying identities, ensuring integrity. This mechanism, whereby users known as “miners” compete to solve complex mathematical problems to validate transactions on the network, is referred to as a “Proof-of-Work” system.

No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by a decentralized user base.

The Bitcoin network allows people to exchange tokens of value, called Bitcoin, which are recorded on a public transaction ledger known as a blockchain. Bitcoin can be used to pay for goods and services, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on Digital Asset Trading Platforms that trade Bitcoin or in individual end-user-to-end-user transactions under a barter system.

The first Bitcoins were created in 2009 after the presumably pseudonymous Satoshi Nakamoto released the Bitcoin network source code (the software and protocol that created and launched the Bitcoin network). The Bitcoin network has been under active development since that time by a group of engineers known as core developers. The core developers are able to access, and can alter and update, the Bitcoin network source code. Users and miners must accept any changes made to the Bitcoin source code by downloading the proposed modification of the Bitcoin network’s source code. The modification is effective only with respect to the Bitcoin users and miners that download it. If a modification is accepted by only a percentage of users and miners, a division in the Bitcoin network will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.”

The supply of new Bitcoin is mathematically controlled so that the amount of Bitcoin grows at a limited rate pursuant to a pre-set schedule. Bitcoin's unique attributes not only differentiate it from fiat money, but also from other cryptocurrencies. While we see the value in Bitcoin as it has the capacity to act as a hedge against inflation due to its limited supply, and former SEC chair Gary Gensler has stated that Bitcoin is not a security, the specific risk factors surrounding Bitcoin include the following:

•	“51% attacks”, which may occur where a group of malicious miners attain more than 50% of the Bitcoin network’s mining power, thereby enabling such miners to control and manipulate the blockchain;
•	“Denial-of-service attacks”, which may occur when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes;
•	Unauthorized wallet access whereby an attacker deceives the victim into sharing private keys;
•	Bitcoin is highly volatile and has experienced large fluctuations in its price since its inception and over the previous 12 months;
•	The computing power necessary to validate transactions requires vast amounts of energy and produces carbon emissions;
•	Bitcoin’s network is subject to congestion and the amount of transactions processed in each block is limited and the process of validating transactions can be delayed resulting in an increase in transaction fees; and
•	A decrease in incentives to validate transactions on the blockchain after 21 million Bitcoin have been issued.

Solana

The Solana (“SOL”) protocol was first conceived by Anatoly Yakovenko in a 2017 whitepaper. Development of the Solana network is overseen by the Solana Foundation, a Swiss non-profit organization, and Solana Labs, Inc., a Delaware corporation, which administered the original network launch and token distribution. Smart contract operations are executed on the Solana blockchain in exchange for payment of SOL. In addition to Proof-of-Stake mechanisms, Solana uses a Proof-of-History (“PoH”) consensus mechanism that automatically orders on-chain transactions by creating a historical record that proves an event has occurred at a specific moment in time. PoH is intended to provide a transaction processing speed and capacity advantage over traditional PoW and PoS networks, which rely on sequential production of blocks and can lead to delays caused by validator confirmations. PoH is a new blockchain technology that is not widely used. PoH may not function as intended. For example, it may require more specialized equipment to participate in the network and fail to attract a significant number of users. In addition, there may be flaws in the cryptography underlying PoH, including flaws that affect functionality of the Solana network or make the network vulnerable to attack.

On September 14, 2021, the Solana network experienced a significant disruption, later attributed to a type of denial-of-service attack, and was offline for 17 hours, only returning to full functionality 24 hours later. The Solana network has also experienced significant disruptions throughout 2022, for example, in January, April, May and June. In February 2022, a vulnerability in a smart contract for Wormhole, a bridge between the Ethereum and Solana networks led to a $320 million theft of Ethereum. In August 2022, over 8,000 internet-connected “hot” Solana wallets were hacked, with millions of dollars’ worth of various digital assets stolen. Such disruptions and hacking events may have a material adverse effect on the price of SOL and the confidence of users.

In June 2023, the SEC asserted that SOL is a security in its complaints against Binance and Coinbase. However, in September 2024, in its amended complaint, the SEC removed references that previously insinuated that cryptocurrencies like SOL are a security under U.S. federal securities laws. Notwithstanding the foregoing, there is still concern that the SEC has not abandoned the possibility of classifying SOL as a security.

Additionally, there other risks specific to SOL include, but are not limited to, the following:

•	SOL has experienced extreme volatility, for example, from the date of this Annual Report, there has been a 28% decline in the price of SOL since its February 2025 highs;
•	Aside from “staking” SOL does not pay interest, dividends, or other returns in connection with mere ownership of SOL;
•	SOL is relatively new, having only been developed in 2017, and is not widely adopted and may fail to attract an adequate number of participants;
•	SOL’s PoH system is relatively new and may not function as intended;
•	SOL has been the subject of much regulatory scrutiny, including in major SEC enforcement actions such as against Binance;
•	SOL does not have a maximum determined supply and instead uses an inflation model, and a proposal, SIMD-228, to transition to dynamic, market-based model failed in 2025;
•	The core developers of Solana have the ability to propose amendments to the Solana network’s source code, and to the extent that such amendments are adopted by a significant majority of users and validators on the Solana network, such amendments may materially adversely affect the value of SOL;
•	Because developers are not directly compensated for their contributions to the network and addressing emerging issues, inadequate incentives for participation may lead to a decrease in the number of validators and users.

Dogecoin

Dogecoin is a digital asset that functions similarly to Bitcoin through a blockchain that is a decentralized ledger upon which Dogecoin transactions are processed and settled. No single person or entity owns or operates the Dogecoin Blockchain, which is maintained collectively by the decentralized user base. Like Bitcoin, Dogecoin functions on a Proof-of-Work system to validate transactions.

Dogecoin was originally developed by software engineers Billy Markus and Jackson Palmer as a lighthearted take on the rapidly emerging cryptocurrency market. Markus and Palmer believed that existing cryptocurrencies at the time, such as Bitcoin, had overly grandiose goals to “change the world,” and launched Dogecoin as a fun, community-driven, and lighthearted alternative. Dogecoin emphasized ease of use and a sense of humor. The project adopted a popular internet meme – a photograph of a Shiba Inu dog named Kabosu, which was the “top meme” for 2013 according to an online meme ranking system called “Know Your Meme” – as its brand image and mascot, and chose the name “Dogecoin” in reference to the dog as a way of emphasizing the fun and friendly aspects of the project. The use of an internet meme as inspiration for the project later caused users to refer to Dogecoin as a meme coin and sparked the creation of many competitor meme coins. Dogecoin quickly became popular following its launch, gaining adoption as a speculative investment and as a tool for tipping and small transactions. Dogecoin is optimized for speed, efficiency, and volume capability, and processes transaction in approximately one minute, as opposed to Bitcoin’s 10-minute transaction processing time.

On February 27, 2025, the SEC’s Division of Corporation Finance issued a Staff Statement on Meme Coins (the “Meme Coin Statement”). The Meme Coin Statement clarified whether that the agency believes that meme coins are not securities under U.S. federal securities laws as, among other reasons, they are akin to collectibles and lack utility. The SEC in the Meme Coin Statement noted that meme coins do not constitute any of the common financial instruments within the definition of a security under the Securities Act of 1933. Additionally, meme coins are not considered an investment contract because the offer and sale of meme coins does not involve an investment in an enterprise nor is it undertaken with a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.

Risks specific to Dogecoin include the following:

•	There is no limit to Dogecoin’s supply, and although it has a diminished inflation rate because a fixed-rate of 5 billion Dogecoin are created every year, this will not change unless the block reward is adjusted or the network adopts an issuance cap;
•	Like Bitcoin, Dogecoin is theoretically susceptible to a “51% attack” as it relies on miners who maintain the consensus in a decentralized computer network;
•	Many Dogecoin participants engage in speculative trading;
•	Dogecoin’s origins as a “meme coin” and that many purchase them for social and entertainment value may contribute to the lack of serious and widespread adoption and use of the cryptocurrency; and
•	Dogecoin’s price is currently about $0.17 per token and last peaked in May 2021 at $0.64 per token and has not risen to $0.46 per token since November 2024.

XRP

XRP is a digital asset that was created by Chris Larsen, Jed McCaleb, Arthur Britto and David Schwartz (the “XRP Creators”) in 2012 to address scalability concerns that the XRP creators believed were inherent in the structure of Bitcoin. The XRP Creators created XRP to increase speed, efficiency, and stability of payments. In addition, network transaction fees are substantially lower than Bitcoin, typically less than $0.01.

The total supply of XRP is limited, similar to bitcoin, with 100 billion tokens available, with a significant portion, approximately 55 billion tokens held in escrow by Ripple Labs, Inc. (“Ripple”), which was started by the XRP Creators to solve problems regarding payment processing. XRP is released programmatically to ensure liquidity and minimize market disruption.

The inclusion of XRP in our treasury strategy is subject to regulatory scrutiny. The SEC has previously initiated legal proceedings against Ripple alleging that XRP constitutes an unregistered security under the Securities Act of 1933, as amended. A federal court partially ruled on that case determining that XRP is not deemed a security in secondary transactions. In October 2024, the SEC appealed this decision. If

XRP is deemed a security, secondary transactions may be significantly impacted. Trading platforms that facilitate XRP transactions will need to register as national securities exchanges or operate as alternative trading systems to comply with the Exchange Act. As a result, many platforms may delist XRP in that event, which will reduce market liquidity and increase transaction costs. In addition, institutional participants might reduce trading activity due to increased regulatory scrutiny, which further affects liquidity.

The following is a summary of the risk factors associated with XRP:

•	The centralization of power in Ripple in contrast to decentralized systems such as Bitcoin may lead to significant influence, control, and manipulation of the market;
•	Regulatory uncertainty has contributed to XRP’s volatility and hesitation regarding widespread adoption;
•	XRP’s dependence on Ripple’s partnerships and success introduce risks that are not present
•	Because Ripple is a payment processing company, XRP users are interested in payment solutions and may not hold XRP for the long term as they might with Bitcoin;
•	A decision or other conclusion to the SEC’s action against Ripple is imminent, and, if XRP is considered to be a security for the purposes of the Securities Act of 1933, the price of XRP may face a material adverse effect, will be subject to higher transaction and regulatory costs, and may face difficulties in obtaining widespread adoption.

Overall Strategy and Possible Other Currencies

In summary, the Company is actively engaging with the evolving landscape of cryptocurrencies, recognizing both their potential and inherent risks. By maintaining rigorous compliance with financial regulations and strategically diversifying its portfolio across Bitcoin, Solana, Dogecoin, and possible other currencies, the Company aims to capitalize on growth opportunities while safeguarding shareholder interests. As the market continues to develop, the Company remains committed to adapting its strategies to navigate the complexities and uncertainties of the cryptocurrency sector.

Product Development on Hold or Discontinued

In June 2023, the Company put R&D activities with Lucid-PSYCH on hold. While the Company did suspend clinical development of FSD-PEA, research and development activities for FSD-PEA were resumed in Q3 2024. For more information, please see “Item 4. Information on the Company. – B. Business Overview – (iii) FSD-PEA and Lucid-PSYCH”.

Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023

January 4, 2022: on December 21, 2021, the Board authorized a normal course issuer bid pursuant to which the Company was able to repurchase for cancellation up to 2,000,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares, being approximately 5% of the Company’s issued and outstanding Class B Subordinate Voting Shares as of December 21, 2021, over a 12-month period (the “2022 NCIB”). The 2022 NCIB commenced on January 4, 2022, and terminated on December 21, 2022. Under the 2022 NCIB, the Company repurchased for cancellation 1,999,800 (on a pre-consolidation basis) Class B Subordinate Voting Shares at an average price of approximately C$1.20 per Class B Subordinate Voting Share. All Class B Subordinate Voting Shares were repurchased through the facilities of the CSE at the prevailing market price on the CSE at the time of repurchase.

January 2022: Syneos filed an arbitration proceeding against the Company claiming that the Company owed Syneos US$3,915,388.69 in damages and interest on that amount for a failed Phase 2 FDA trial for FSD201. This matter has since concluded with the Corporation entering into the Syneos Settlement Agreement. For more information, see ““Item 4B. – Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023 – August 2, 2023”.

March 8, 2022: the Company cancelled 504,888 (on a pre-consolidation basis) Class B Subordinate Voting Shares previously issued to the Company’s former CEO, Dr. Raza Bokhari. To cancel the shares previously issued to Dr. Raza Bokhari, the Company was forced to seek an order from the ONSC. In July 2021, the Board had terminated Dr. Bokhari from his position as CEO, and he filed an arbitration challenge in Ontario, Canada. An application seeking a Court order was filed by the Company on July 21, 2021. The hearing took place on December 20, 2021, and following an eight-day evidentiary hearing and years of litigation, the arbitrator ruled in favor of the Company, issuing three awards against Dr. Bokhari for damages, fees, and costs. For more information, see “Item 8.  Financial Statements – Legal Proceedings.”

April 15, 2022: the Company entered into a contract with Tekkfund Capital Corp (“TCC”) for services to structure and assist with certain business development strategies (the “TCC Agreement”), pursuant to which the Company (i) paid TCC a monthly fee of C$12,500 plus HST; and (ii) issued, on a monthly basis, 7,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares (“TCC Consideration Shares”) to TCC for the duration of the TCC Agreement, in accordance with the terms of the TCC Agreement. As at the date of this Annual Report, the Company has discontinued its engagement with TCC.

May 5, 2022: the Delaware court dismissed a derivative claim that was filed by Mr. Maheep Goyal, a shareholder of the Company, on July 20, 2021, against the Company and its directors and officers. In its decision, the court dismissed the claim without prejudice on the grounds that Mr. Maheep Goyal lacked standing to bring his claims. For more information, see “Item 8. Financial Statements – Legal Proceedings.”

May 6, 2022: the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry. In connection with that decision, the Company sold its FV Pharma facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (and the 64-acre property on which the facility was located on) for total consideration of C$16,400,000. The sale included a 26.1-hectacre parcel of land and 50,800 square-meter building, which the Company acquired in November 2017. The Company recognized a gain of C$4,249,582 on the sale and incurred selling expenses of C$616,002.

May 13, 2022: FSD Strategic Investments, a wholly-owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential property. For more information on the FSD Strategic Investments, please see “Item 4B. – Business Overview – (2)(i) FSD Strategic Investments”.

May 16, 2022: the Company adopted an equity incentive plan (the “Equity Incentive Plan”), pursuant to which it may grant Class B Subordinate Voting Shares, restricted share units, performance share units (“PSUs”) and Options to its directors, officers, employees and service-providers. The Equity Incentive Plan provides that the maximum number of Class B Subordinate Voting Shares that may be issued pursuant to the Equity Incentive Plan, together with all other security-based compensation arrangements of the Company, cannot exceed 10% of the issued and outstanding Class B Subordinate Voting Shares. The Company also granted an aggregate of 2,820,104 (on a pre-consolidation basis) PSUs to its directors and officers.

September 29, 2022: the Company received a written notification (the “September 2022 Nasdaq Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. The September 2022 Nasdaq Notification Letter was a deficiency notice, not a delisting notice, and did not affect the trading of Class B Subordinating Voting Shares. Nasdaq listing rule 5550(a)(2) requires securities listed on the Nasdaq to maintain a minimum bid price of US$1.00 per share, and Nasdaq listing rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of Class B Subordinate Voting Shares for the 30 consecutive business days from August 15, 2022, to September 26, 2022, the Company did not meet the minimum bid price requirement. The Company was given until March 23, 2023, to regain compliance by maintaining a closing bid price of at least $1.00 for 10 consecutive business days. The Company regained compliance on February 15, 2023.

November 9, 2022: the claim for USD $30.2 million brought by the Company’s former CEO, Dr. Raza Bokhari, was dismissed in its entirety by Justice Cunningham in a merits award (the “Merits Award”). In the Merits Award, the Honourable J. Douglas Cunningham, K.C. (“Justice Cunningham”) also held Dr. Bokhari responsible for the Company’s costs of the arbitration. For an update on the status of our lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

November 24, 2022: the Corporation incorporated a new Australian subsidiary, FSD Australia, to facilitate its development of Lucid-PSYCH and other assets. FSD Australia is formed under the laws of Australia. The registered and head office of FSD Australia is Level 7 330 Collins Street, Melbourne VIC, 3000. FSD Australia was established to facilitate the Corporation’s development of Lucid-PSYCH by running Australian clinical trials in respect of Lucid-PSYCH, and potentially other assets. Subject to satisfaction of relevant eligibility criteria, FSD Australia may be entitled to claim the Australian R&D tax incentive for eligible expenditure it incurs on eligible R&D activities. For more information, see “Item 6.C. Organization Structure”.

November 25, 2022: the Company appointed Dr. Lakshmi P. Kotra and Mr. Joseph L. Romano to its Board. As at the date of this Annual Report, Mr. Romano is no longer serving as a director on the Board.

January 12, 2023: the Board authorized a normal course issuer bid pursuant to which the Company was able to repurchase for cancellation up to 1,925,210 (on a pre-consolidation basis) Class B Subordinate Voting Shares, being approximately 5% of the Company’s issued and outstanding Class B Subordinate Voting Shares as of January 12, 2023, over a 12-month period (the “2023 NCIB”). The 2023 NCIB commenced on January 18, 2023, and was terminated on January 12, 2024. Under the 2023 NCIB, the Company repurchased for cancellation 1,904,700 (on a pre-consolidation basis) Class B Subordinate Voting Shares at an average price of approximately C$2.11 per Class B Subordinate Voting Shares. All Class B Subordinate Voting Shares were repurchased through the facilities of the CSE at the prevailing market price on the CSE at the time of repurchase.

February 13, 2023: the Company issued warrants to purchase 500,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares to Jason Gold and warrants to purchase 300,000 Class B Subordinate Voting Shares to Pillow Hog Ventures Inc. in exchange for consulting services provided to the Company. The warrants vested on issuance and expired on March 30, 2024.

February 13, 2023: the Company issued warrants to purchase 500,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares to Zapability LLC in exchange for consulting services provided to the Company. Each tranche of warrants expires 12 months from the first day it vested, with the final tranche expiring on February 15, 2026. The warrants have an exercise price ranging from US$1.85 to US$8.00.

February 15, 2023: the Company regained compliance with Nasdaq’s continued listing requirements after receiving the September 2022 Nasdaq Notification Letter. See “Item 4B. – Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023 – September 29, 2022” above for more information.

February 27, 2023: the Company issued warrants to purchase 1,000,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares to Kevin Harrington in exchange for consulting services provided to the Company. The warrants vested on issuance and expire on February 27, 2026, with an exercise price ranging from US$1.75 USD to US$8.00. Mr. Harrington was appointed to the Company’s Advisory Board on March 1, 2023.

March 1, 2023: the Company appointed Kevin Harrington to the Advisory Board. Mr. Harrington has forty (40) years’ experience in product introduction and direct marketing, being one of the first to market products through infomercials. A serial entrepreneur, Mr. Harrington appeared as one of the original panelists on the ABC television program, “Shark Tank.”

March 24, 2023: the Company issued warrants to purchase 1,000,000 (on a pre-consolidation basis) Class B Subordinate Voting Shares to Gerard David in exchange for consulting services provided to the Company. The warrants vested on issuance and will expire on March 24, 2026, with an exercise price ranging from US$1.75 to US$8.00.

March 30, 2023: the Company appointed Gerry David to the Advisory Board. Mr. David is known for his five-year tenure as Chief Executive Officer at zero-calorie fitness drink maker Celsius Holdings, Inc. where he led efforts that increased global sales, attracted strategic investors and enhanced shareholder value significantly.

April 17, 2023: FSD Strategic Investments entered into a secured loan agreement with Mr. Saeed for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6% and a blended rate of 7% (the “CEO Mortgage Loan”). The business purpose of the CEO Mortgage Loan was a treasury function to earn a rate of return on excess capital held. The CEO Mortgage Loan was repaid in full on March 4, 2025. For more information, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

April 24, 2023: the Company filed a provisional patent application with USPTO with respect to the Company’s alcohol misuse treatment technology, which was licensed to Celly Nu under the Celly Nu IP License Agreement for retail use.

May 1, 2023: GBB Drink Lab, Inc. (“GBB”) had filed a complaint with the S.D. Fla., Fort Lauderdale Division against FSD Biosciences, Inc. and FSD Pharma, Inc. claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. For more information about the Company’s lawsuit with GBB, please see “Item 8. Financial Statements – Legal Proceedings.”

May 6, 2023: Justice Cunningham ruled in favor of the Company, awarding the Company approximately C$2.81 million in costs of arbitration in the arbitration between the Company and its former CEO, Dr. Raza Bokhari (the “Cost Award”). The Costs Award particularizes the amount of the Company’s costs entitlement. The total costs awarded to the Company in the Costs Award are comprised of legal fees of C$1,981,462.91, disbursements of C$509,005.33 and HST of C$323,760.91, for a total of C$2,814,229.15. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

May 10, 2023: the Company announced the completion of dosing the first cohort of patients in the Phase 1 clinical trial of Lucid-MS. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

May 25, 2023: the Company appointed Dr. Eric Hoskings to the Company’s Board. Effective at the same time was the resignation of Donal Carroll from the Board.

June 2, 2023: the Corporation terminated any further clinical development of FSD-PEA and put on hold further clinical development of Lucid-PSYCH. Clinical development of FSD-PEA has since resumed. For more information, please see “Item 4. Information on the Company – B. Business Overview – (iii) FSD-PEA and Lucid-PSYCH”.

June 23, 2023: the Corporation filed a motion to dismiss the complaint GBB had filed against the Corporation. For more information about the Company’s lawsuit with GBB, please see “Item 8. Financial Statements – Legal Proceedings.”

June 29, 2023: at the annual general and special meeting of the Shareholders, Messrs. Michael Zapolin and Dr. Eric Hoskins were elected as directors of the Company.

July 4, 2023: the Company announced the appointment of Mr. Zeeshan Saeed as CEO of the Company, to succeed Mr. Anthony Durkacz, who served as interim CEO of the Company since July 2021.

July 10, 2023: the Corporation received a “no objection letter” for a Phase 1 Lucid-MS clinical trial for the submission Clinical Trail Application, which was acknowledged on June 12, 2023. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

July 10, 2023: the Corporation announced that it had retained Christian Attar Law, a regional litigation firm located in Houston, Texas, to co-lead, along with New York City law firm, Warshaw Burstein, LLP, an investigation of any potential naked short selling or other market manipulation of the Corporation’s securities. For more information about the Company’s lawsuit against CIBC World Markets, RCB Dominion Securities, and John Does 1-10 please see “Item 8. Financial Statements – Legal Proceedings.”

July 19, 2023: the Corporation submitted a request for pre-IND meeting to the FDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

July 31, 2023: the Company entered the Celly Nu IP License Agreement and related documents, which were subsequently amended. Pursuant to the Celly Nu IP License Agreement, Celly Nu gained access to proprietary information for the purposes of consumer product development and marketing and was granted the right to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle, and was granted the right to certain trademarks (collectively, the “Licensed IP”). The Celly Nu IP License Agreement provided Celly Nu with exclusive global rights to commercialize recreational applications for the Company’s alcohol misuse technology worldwide. In exchange, the Company received 200,000,000 common shares in the capital of Celly Nu (“Celly Nu Shares”) following a 2:1 share-split of Celly Nu. The Company also received an anti-dilution warrant certificate (“Celly Warrant Certificate”) that entitles it to purchase up to 25% of the Celly Nu Shares deemed outstanding less the 200,000,000 Celly Nu Shares issued under the Celly Nu IP License Agreement and from time to time as a result of any partial exercise under the anti-dilution Celly Warrant Certificate. The Company is also entitled to certain license fees and royalties under the Celly Nu IP License Agreement. Through the Celly Nu IP License Agreement, the Company acquired 34.66% of Celly Nu as of July 31, 2024 (which has decreased to 26.15% as of December 31, 2024). The Company retained all rights to medical and pharmaceutical applications of the Licensed IP to further develop this business as part of its portfolio.

•

As part of the Celly Nu IP License Agreement, the Company and Celly Nu entered into a loan agreement for gross proceeds of C$1,000,000 (the “Celly Nu Loan”), which was funded on August 1, 2023. Pursuant to the terms of the Celly Nu Loan, the loan was secured by all of Celly Nu’s assets and accrues interest at a rate of 10% per annum and matures on July 31, 2026, pursuant to a general security agreement dated July 31, 2023. On April 8, 2024, the Company and Celly Nu amended the Celly Nu Loan such that the interest payment due on the first annual anniversary of the Celly Nu Loan was deferred to the second annual anniversary of the Celly Nu Loan, increased the Celly Nu Loan by C$300,000 to C$1,300,000, and provided the Company with the option to convert any amounts outstanding (inclusive of interest) into Celly Nu Shares upon the occurrence of an event of default pursuant to the Loan Amending Agreement dated as of April 3, 2024, with an effective date of March 31, 2024 (the “Celly Nu Amended Loan Agreement”). The Company also entered into an amended and restated general security agreement (the “Celly Nu Amended Security Agreement”) with Celly Nu in connection with the Celly Nu Amended Loan Agreement.

August 2, 2023: the Corporation entered into a settlement agreement (the “Syneos Settlement Agreement”) with Syneos Health, LLC and Syneos Health UK Limited (collectively, the “Syneos”), whereby the Corporation paid Syneos US$100,000 within five days of the execution of the Settlement Agreement and upon receipt by Syneos of such settlement payment, Syneos shall waive, release and forgive the Corporation’s payment of (i) the different between the settlement payment and the damages payment (i.e. US$1,607,831) and (ii) interest on the damages payment ordered by the award, and any other amounts that were or could have been sought in the arbitration. Pursuant to the Syneos Settlement Agreement, Syneos also agreed to withdraw its recognition application that was filed on June 30, 2023. Payment was made by the Corporation on August 4, 2023, and pursuant to the terms of the Settlement Agreement, the matter was concluded in its entirety.

October 4, 2023: the ONSC dismissed the motion to set aside the arbitration award to the Company filed by Dr. Raza Bokhari. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

October 4, 2023: the Corporation entered into a definitive arrangement agreement with Celly Nu dated October 4, 2023 (the “Celly Nu Arrangement Agreement”) with respect to the distribution of a portion of the Corporation’s shareholdings of Celly Nu to the FSD Pharma Securityholders (as defined herein).

•

Pursuant to the Celly Nu Arrangement Agreement, FSD Pharma Securityholders passed a special resolution at the special meeting of Shareholders held on November 20, 2023 to approve a statutory plan of arrangement under section 182 of the OBCA (the “Plan of Arrangement”), which involved (i) an amendment to the capital structure of the Corporation (the “Share Capital Amendment”); and (ii) the distribution of a portion of the Celly Nu Shares to the holders of the Class B Subordinate Voting Shares, Class A Multiple Voting Shares and outstanding warrants exercisable for the purchase of Class B Subordinate Voting Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Subordinate Voting Shares (“FSD Pharma Distribution Warrants” and together with Class A Multiple Voting Shares and Class B Subordinate Voting Shares, the “FSD Pharma Securities”). The Shareholders and the holders of FSD Pharma Distribution Warrants (collectively, the “FSD Pharma Securityholders”) received one Celly Nu Share for each Class A Multiple Voting Share, Class B Subordinate Voting Share or FSD Pharma Distribution Warrant held.

November 24, 2023: the Corporation received a final order from the Ontario Superior Court (“ONSC”) approving the Plan of Arrangement. The record date of the Plan of Arrangement was set at November 28, 2023, and the ex-dividend date was set at November 27, 2023.

November 29, 2023: the Corporation completed the Plan of Arrangement. Holders of FSD Pharma Securities received one Celly Nu Share for each Class A Multiple Voting Share, Class B Subordinate Voting Share, or FSD Pharma Distribution Warrant held. FSD Pharma Securityholders also received new Class A Multiple Voting Shares, new Class B Subordinate Voting Shares, and new FSD Pharma Distribution Warrants (“New FSD Pharma Securities”) in exchange for their Class A Multiple Voting Shares, Class B Subordinate Voting Shares, and FSD Pharma Distribution Warrants (the “Share Exchange”). Pursuant to the Share Exchange and in accordance with the terms of the Celly Nu Arrangement Agreement, 24 (on a pre-consolidation basis) Class A Multiple Voting Shares were exchanged to 24 (on a pre-consolidation basis) new Class B Subordinate Voting Shares. Following the closing of the Plan of Arrangement, the Corporation had 48 new Class A Multiple Voting Shares, 39,376,723 (on a pre-consolidation basis) new Class B Subordinate Voting Shares, and 6,335,758 (on a pre-consolidation basis) new FSD Pharma Distribution Warrants issued and outstanding. Further details regarding the Plan of Arrangement are described in the management information circular dated October 20, 2023 (the "October 2023 Circular"), the supplement to the October 2023 Circular filed November 15, 2023, and the Celly Nu Arrangement Agreement, each of which is available under the Corporation’s profile on SEDAR+ and EDGAR.

•	All Celly Nu Shares distributed to FSD Pharma Securityholders pursuant to the Plan of Arrangement were subject to restrictions on resale, and were not transferrable until May 31, 2024, provided that, Celly Nu may, in its sole discretion, waive such restrictions, in whole or in part.
•	The Plan of Arrangement resulted in an aggregate of 45,712,529 Celly Nu Shares being distributed to the FSD Pharma Securityholders and an aggregate of 154,287,471 Celly Nu Shares were retained by the Corporation, which represented approximately 26.15% of the issued and outstanding Celly Nu Shares on a non-diluted basis.
•	The Plan of Arrangement was considered a “business combination” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) since (i) the FSD Pharma Securityholders’ interest in the FSD Pharma Securities may have been terminated without their consent as a result of the Share Capital Amendment; and (ii) Michael (Zappy) Zapolin, a director of the Corporation and therefore a “related party” under MI 61-101, was party to a “connected transaction” to the Plan of Arrangement. The Plan of Arrangement and subscription by Mr. Zapolin for 28,800,000 Celly Nu Shares on August 1, 2023, were a “connected transaction” (the “Related Party Purchase”). Both transactions involved Celly Nu as a common party and the Plan of Arrangement and Related Party Purchase were arguably negotiated at approximately the same time. At the time, Mr. Zapolin owned, directly or indirectly, nil Class B Subordinate Voting Shares, nil Class A Multiple Voting Shares, nil FSD Pharma Distribution Warrants, and 500,000 warrants, each exercisable for the purchase of one Class B Subordinate Voting Share. Any FSD Pharma Securities held by Mr. Zapolin were treated in the same fashion under the Plan of Arrangement as the FSD Pharma Securities held by every other FSD Pharma Securityholder. The Plan of Arrangement was not a “related party transaction” pursuant to MI 61-101 as a result of it being a “business combination” pursuant to MI 61-101. The Plan of Arrangement did not have a material impact or represent a material change on the Corporation’s financial performance and condition.

December 4, 2023: the Corporation closed a non-brokered private placement of Class A Multiple Voting Shares for gross aggregate proceeds of C$45.60 through the issuance of 24 (on a pre-consolidation basis) Class A Multiple Voting Shares at a price of C$1.90 per Class A Multiple Voting Share (the “December 2023 Class A Multiple Voting Share Private Placement”). The Corporation used the proceeds of the December 2023 Private Placement for general working capital purposes. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. For more information, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

December 22, 2023: In order to replace its prior base shelf prospectus that expired, effective December 22, 2023, the Company filed and obtained a receipt for its final short form base shelf prospectus dated December 22, 2023 (the “December 2023 Canadian Prospectus”, and together with the January 2024 Registration Statement, the “December 2023 Prospectuses”) to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus remains effective (the “December 2023 Canadian Prospectus Effective Period”). The December 2023 Canadian Prospectus has been filed in each of the provinces and territories in Canada. The December 2023 Canadian Prospectus enables the Company to offer, issue and sell, from time to time: Class B Subordinate Voting Shares, subscription receipts, warrants and units, or any combination thereof (collectively, the “Prospectus Securities”) for up to an aggregate offering amount of US$50,000,000, in one or more transactions during the December 2023 Canadian Prospectus Effective Period. Should the Company decide to offer Securities during the December 2023 Canadian Prospectus Effective Period, the specific terms, including the use of proceeds from any offering of Securities, will be set forth in one or more related prospectus supplements to the December 2023 Canadian Prospectus. Effective December 22, 2023, the Company also filed the January 2024 Registration Statement. For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Company’s Business in Fiscal 2024 to the date of this Annual Report – January 4, 2024”.

Milestones for Future Development

In light of the above, the Company has determined that it will prioritize the development of its viable assets, utilizing the limited in-house resources available, to maximize the chances of their successful commercialization. Therefore, the Company resolves to push forward with the development of (i) Lucid-MS, (ii) the Healthcare Product, and (iii) its license of unbuzzd™ to Celly Nu and Celly U.S.. As previously discussed, the Company has decided to pause the development of Lucid-PSYCH.

The Company’s adaptable trial planning integrates insights from clinical and non-clinical studies, regulatory guidance, and market dynamics. Our adjusted timelines, especially in 2025, are influenced by key market regulations, ensuring efficiency and cost-effectiveness across chemistry, product development, and data acquisition.

The Company’s overarching strategy allows it to conduct studies efficiently in terms of time and cost, considering that toxicology and clinical studies can span several months to several years. It also provides flexibility to adjust or explore alternative pathways cost-effectively in case of unexpected toxicities or efficacy issues.

The table below sets forth the status of these milestones as of the date of this Annual Report, the estimated costs and estimated timeframe for completion thereof. The following are “forward-looking statements” and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Caution Regarding Forward-Looking Statements” and “Item 3. Key information - D. Risk Factors” on the Company’s ability to achieve certain of its objectives and milestones, which are contingent upon raising additional financing.

Objective	Milestone(1)(2)	Estimated Cost 2023 (USD)	Estimated Cost 2024 (USD)	Estimated Timeframe for Completion(3)(4)	Notes
1. MAD Cohorts
	Regulatory Agency Approval	601,742.00	-	Completed	The timeframes for the MAD study were updated based on timeframes given to us by the Australian CRO, Ingenu
	Site Pass Through Costs	730,413.00	730,413.00	Started in Q2 2024 - expected to end in Q2 2025
	First Participants In	376,012.00	-	Completed
	Last Participant In	376,012.00	376,012.00	Q2 2025
	Completion of Report	150,282.00	150,282.00	Q3 2025
	Sub-total	2,234,461.00	1,256,707.00
2. Chronic Toxicity to initiate phase-2 (3-month study)
	Study design for 2-species toxicity trial	37,158.00	90,000.00	Q2 2025

The changes in total cost and milestones for 3 month toxicity studies are related to finalizing agreement with vendors for the studies. The differences in timeframes for these studes are on new estimates from the CRO. Second interim report was not needed anymore as part of the agreements reached.

	First interim report	260,107.00	261,410.00	Q2 2025
	Second interim report	260,107.00	-
	Final Report	185,791.00	338,390.00	Q4 2025
	Sub-total	743,163.00	689,800.00

3. Lucid-MS Program
Non-clinical studies
	Phase 2 enabling pharmacology studies	111,474.00	111,474.00	Q1-Q3 2025

These non-clinical studies will be launched a few months ahead of Phase-2 studies such that continuous safety data from the non-clinical studies will advance Phase-2 dosing for chronic treatment. Reproductive toxicology and autoradiography will be required for an NDA or for Phase 3 trial application submission.

	Chronic tox studies to complete phase-2 (2 species up to 9 months)	1,168,582.00	1,217,000.00	Q3 2026
	Reproductive toxicology and autoradiography	1,857,907.00	1,857,907.00	Q4 2027
Drug Substance and Product Manufacturing	Synthesis of non-GMP drug substance for chronic toxicology studies	779,500.00	819,100.00	Q2 2025

Proposed timeline of Q1 2025 is required to obtain the drug substance in time for toxicology studies (3 months and 9 months). The changes in total cost for non-GMP synthesis is related to finalizing agreement with vendor for this project. Synthesis of non-GMP product was completed so that chronic toxicity studies could commence.

	Development of clinical Formulations	334,423.00	334,423.00	Q2-Q3 2025	This development is required for launching Phase-2 clinical studies; thus the time frame is adjusted to fit those milestones.
	Drug Substance for Phase 2 studies	1,114,744.00	1,800,000.00	Q2-Q3 2025

Manufacturing of the drug substance for launching Phase-2 study; time frame aligns with two quarters prior to the initiation of any Phase-2 activity.Manufacturing of the drug substance for launching Phase-2 study; time frame aligns with one quarter prior to the initiation of any Phase-2 activity. The costs are based on newer estimates that were received.

	Drug Product for Phase 2 studies	445,898.00	1,345,898.00	Q2 2025 - Q2 2027
Clinical Studies	Phase 2 clinical trial sites and CRO identification and deposits	966,112.00	966,112.00	Q3-Q4 2025

The time frame includes submission of regulatory files discussions and approvals from the regulator identification of potential clinical sites and contracts negotiations. The time frame is scheduled after completing 3-month chronic toxicology development of clinical formulation and other Phase-2 enabling studies. The title for this trial was reworded for clarity compared to 2023 annual report.

	Phase 2a proof of concept (“PoC”) clinical trial (launch biomarkers labs clinical site regulatory and other activities)	4,458,977.00	4,458,977.00	Q1 2026-Q2 2027	This time frame is after the above line item to conduct the clinical trial.
	Phase-2b clinical trial (launch biomarkers biostats labs clinical sites regulatory and other activities)	14,863,258.00	14,863,258.00	Q3 2027-Q4 2028	Will be initiated after Phase 2a PoC or can be in place of Phase 2a PoC depending on market/regulatory strategy
Regulatory licensing and other support costs	US FDA/Health Canada/UK MHRA regulatory activities patents maintenance/new filings patent licensing costs.	3,715,815.00	3,715,815.00	Q4 2024-Q4 2028

These are continuous activities for patents maintenance licensing costs (to UHN) regulatory filings for early market access among others. Milestones will be based on each activity undertaken and success of regulatory reviews. Each major milestone calls for a milestone payment to UHN.

	Sub-total	29,816,690.00	31,489,964.00

4. Alcohol Misuse Treatments Program: Healthcare Product
Non-clinical activities
	In vitro and in vivo toxicology studies and dose range for the oral liquid formulation	743,163.00	743,163.00	Q4 2025-Q3 2026	These non-clinical activities will be undertaken as a part of our R&D program for new formulations in late 2025 that will serve the development of hospital and consumer products.
	In vitro and in vivo toxicology studies and dose range for the intravenous formulation	2,229,489.00	2,229,489.00	Q3-Q4 2026	These studies are aligned with the above line item for hospital product development.
Drug Substance and Product Manufacturing	Oral liquid formulation development	743,163.00	743,163.00	Q2-Q4 2026	GMP R&D manufacturing of oral liquid formulation for hospital line product; aligned with completion of non-clinical activities above.
	Intravenous formulation development	1,114,744.00	1,114,744.00	Q3 2026-Q2 2027	GMP R&D manufacturing of intravenous formulation for hospital line product; aligned with completion of non-clinical activities above and after the oral formulation development in the above line item.
	Oral liquid formulation manufacturing for clinical study	371,581.00	371,581.00	Q1-Q3 2027	Manufacturing of clinical trial material (liquid oral) will commence after R&D
	GMP Sterile formulation manufacturing for clinical studies	1,114,744.00	1,114,744.00	Q3 2027-Q1 2028	Manufacturing of clinical trial material (intravenous) will commence after R&D
Clinical Studies	Clinical study with one oral formulation	1,114,744.00	1,114,744.00	Q1 2027-Q4 2027	Clinical study using novel oral formulation is scheduled after the completion of toxicology and clinical trial materials manufacturing.
	Clinical study with one intravenous formulation for regulatory submission	1,857,907.00	1,857,907.00	Q2 2028-Q1 2029	Clinical study using novel intravenous formulation is scheduled after the completion of toxicology and intravenous clinical trial materials manufacturing.
Regulatory IP and other support costs	Regulatory activities and submissions in the USA and Canada	222,949.00	222,949.00	Q2 2025-Q2 2029

These are continuous activities for patents maintenance licensing regulatory filings for market access among others. Milestones will be based on each activity undertaken and success of regulatory reviews.

Marketing and related activities	Medical education pre-launch and partnership activities	1,486,326.00	1,486,326.00	Q4 2027-Q3 2029

As the clinical studies commence marketing outreach and partnership activities will be undertaken; the time frame is based on the clinical studies scheduling above and the anticipated prior work for late-stage marketing and potential pre-launch for the products.

	Sub-total	10,998,810.00	10,998,810.00

5. FSD201 (ultramicronized palmitoylethanolamide) Program in Mast Cell Activation Syndrome (MCAS)
Drug Product	Drug substance and Product Manufacturing	-	28,549.00	Q2 2025	Proposed timeline is necessary to submit trial for regulatory agency approval Q3 2025
Clinical Study	Regulatory Agency Approval	-	1,604,296.00	Q3 2025	These are milestones steps for completion of the Phase 2 trial of FSD201(ultramicronized palmitoyl ethanolamide) in MCAS.
	Site Pass Through Costs	-	1,701,452.00	Q32025-Q1 2027
	First Participants In	-	802,463.00	Q4 2025
	Last Participant In	-	2,407,388.00	Q4 2026
	Completion of Report	-	534,975.00	Q2 2027
	Addition of non-Australian sites	-	5,283,556.00	Q4 2026	If sites in Australia are not able to recruit necessary number of MCAS patients additional sites (Malaysia United Kingdom Ireland or USA) may be activated with estimated additional costs.
	Sub-total	-	12,362,679.00
Operations	Team members salaries benefits external consultants and key opinion leaders	-	4,087,396.00	Started in Q4 2024 - expected to continue until Q2 2029	These costs include additional personnel will be required for all planned clinical drug development toxicology project management and regulatory affairs for all programs.
	Information technology legal telecommunications facilities infrastructure travel shipping/logistics	-	2,229,489.00	Started in Q4 2024 - expected to continue until Q2 2029	Planned programs will incur indirect costs in order to support the R&D and clinical activities.
	Sub-total	-	6,316,885.00

Notes:

(1)	There may be circumstances where, for sound business reasons, the Company’s reallocates the funds or determines not to proceed with a milestone.

(2)	Subject to receipt of all necessary approvals, including any approvals required by the academic and scientific organizations with which the Company is working.

(3)	The total expenditure may be incurred by the Company after the relevant quarter that is indicated as the target timeframe for completion.

(4)	Based on a calendar year end.

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

Research and Development

As at the date of this Annual Report, the Corporation has not generated any revenue from the sale of pharmaceutical drugs or other products. The Corporation is focused on development of pharmaceutical drugs and other products, through the R&D of novel chemical compounds and delivery mechanisms and the study of such compounds in preclinical studies. The Corporation’s preclinical studies are conducted via the various CROs and contract manufacturers it has engaged, including Ingenu, BioPharma Services Inc. (“BioPharma”), and Vibrant Pharma Inc. (“Vibrant Pharma”). Each of Ingenu, BioPharma, and Vibrant Pharma are CROs that, in the ordinary course of the Corporation’s business, have entered into service agreements with the Corporation to provide services related to the Corporation’s preclinical studies and/or the manufacture of its various chemical compounds. The Corporation is not dependent on third party contracts. Although each of the CROs will be involved in the synthesis, or testing thereof, for the Corporation, none of these agreements allows for the various CROs to utilize any of the Corporation’s intellectual property, including its patents, formulae, trade secrets, or processes, for their own purposes. The pharmaceutical industry is a competitive and, in the event that one, or all, of these contractual relationships become unsatisfactory, the Corporation does not anticipate having difficulty retaining other services providers to perform similar services. The Corporation does not anticipate generating any revenue from any of these, or any other, service agreements.

The Corporation anticipates growing its pipeline of pharmaceutical drugs and other products through its research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. The Corporation has sought protection for the intellectual property rights generated by its R&D activities through patent applications and as trade secrets. The Corporation anticipates that as these programs mature it will file additional patent applications and details about these programs will be disclosed at such time. The Corporation further anticipates that existing patent applications will result in successful patent grants by the respective intellectual property regulators of each jurisdiction in which the Corporation has submitted such applications.

The Corporation’s R&D activities (including such activities conducted by third party contractors) are conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada, Australia and the United States. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations.

See “Item 4. Information on the Company. – B. Business Overview - Milestones for Future Development” for further information on the Corporation’s objectives and milestones.

Intellectual Property

The following tables set forth the status for each patent applicable to the Company’s current and anticipated business and activities of Lucid-MS, Celly Nu and Celly U.S.:

Title	Jurisdiction of Filing	Patent/Application Number	Filing Date/Patent Date/Priority Date	Status	Program
Inhibitors of PAD Enzymes and Uses Thereof	United States Patent and Trademark Office	Appl. No.: 15/753,208 Patent No.: US10,716,791 B2	Filing Date: 2016-08-15 Patent Date: 2020-07-21	Exclusive license from University Health Network (Toronto)	Lucid-MS
Inhibitors of PAD Enzymes and Uses Thereof	European Patent Office	Appl. No.: 22187901.8	Filing Date: 2016-08-15 Priority Date: 2016-08-15	Exclusive license from University Health Network (Toronto)	Lucid-MS
Methods and Compositions Comprising a 5-HT Receptor Antagonist	United States Patent and Trademark Office	Appl. No.: 63/454,587	Filing Date: 2023-03-24	Provisional patent application (PAT 114860P-2)	Lucid-PSYCH(1)
Ingestible Formulations Comprising Methylliberine and One or More Sugars and Their Use to Treat the Adverse Effects of Alcohol Consumption	International Patent Application	Appl. No.: PCT/IB2024/053952	Priority Date: 2023-04-24 International Filing Date: 2024-04-23	International Patent Application	Lucid-MS (health care) Celly Nu and Celly U.S. licensed for recreational use
Peptidyl Arginine Deiminase (PAD) Inhibitors and Methods of Using the Same	International Patent Application	Appl. No.: PCT/IB2024/059257	Priority Date: 2023-10-02 International Filing Date: 2024-09-23	International Patent Application	Lucid-MS

Note:

(1)	The Company has put any future work programs relating to Lucid-PSYCH on hold.

As the Company generates new data, it will continue to file or acquire additional patent applications through the Company’s development program.

The Company’s wholly owned subsidiary, Lucid, has filed pending applications for the trademarks set forth in the table below with the Innovation, Science and Economic Development Canada – CIPO:

Applicant	Filing Date	Reference Number	File Number	Trademark Details	Trademark Type
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150984-1	2243755	REKVRY	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150985-1	2243758	DETOXIQ	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150986-1	2243760	RESOBER	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150958-1	2243743	ALCOHOLDEATH(1)	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150959-1	2243741	DRUNQUELL	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150957-1	2243742	FRESHKA	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150956-1	2243736	FRESHA	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150955-1	224374	ALKACLEAR	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150954-1	224379	LOWBAC	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150953-1	2243740	SOBRY	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150952-1	2243744	BACLEAR	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 15951-1	2243737	READY IN 1	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150950-1	2243735	QLARITY	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150949-1	2243738	WAKEAID	Standard Characters

Note:

(1)	Licensed to Celly Nu and Celly US.

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

Regulatory Environment

The Corporation is currently focused on obtaining regulatory approvals in the United States, Canada and Australia for the drug candidates it is developing, Lucid-MS, and its Alcohol Misuse Disorder Products. In the future, the Corporation may consider seeking approvals for these drug candidates in other countries. The following is a summary of the FDA, Health Canada and the Australian Therapeutics Goods Administration (“TGA”) approval process that the Corporation and/or its related entities are undertaking with each of the Product Candidates in the United States, Canada and Australia. Assuming the Corporation is successful in obtaining the requisite approvals from the FDA, TGA or Health Canada (together the “Regulatory Approvals”) pursuant to the process set out below, it may decide to seek comparable approvals in other countries, which would be subject to different and additional regulatory requirements. Obtaining Regulatory Approval often takes several years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials.

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

The FDA, Health Canada or TGA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with applicable regulatory requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.

If the trials for any of its Product Candidates are successful, the Corporation may pursue additional trials as required and may ultimately pursue an NDA, which may involve applying for additional Regulatory Approvals required to market the Corporation’s synthetic treatments in the United States or in other jurisdictions. There is no assurance that the Corporation will be successful in receiving the required approvals, and the clinical trials are subject to numerous risks.

See “Caution Regarding Forward-Looking Statements” and “Item 3. Key information - D. Risk Factors” in this Annual Report.

New Drug Application and New Drug Submission Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. The application must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology and chemistry, manufacture, and controls. Under the Prescription Drug User Fee Act, a substantial application user fee is required for most NDAs, and the applicant under an approved NDA is also subject to an annual program fee for each prescription product.

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

Similarly, Health Canada and the TGA (in Australia) regulates, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, post-approval monitoring, marketing and import and export of pharmaceutical products. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, and government review and approval of experimental results prior to giving approval to sell drug products.

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

Controlled Substances - United States

In June 2023, the Company decided to stop any development efforts for Lucid-PSYCH, which is considered a controlled-substance in the United States, Canada, and Australia. If and when the Company continues with the development of Lucid-PSYCH for psycho functions, it will need to comply with the controlled substances laws in various jurisdictions.

Drugs and other substances that are determined to have a potential for abuse are also regulated under the United States Comprehensive Drug Abuse Prevention and Control Act of 1970, as amended, also known as the Controlled Substances Act (the “CSA”) and its implementing regulations, as “controlled substances.” The CSA establishes a closed chain of distribution for entities handling controlled substances, which include researchers, manufacturers, distributors, pharmacies and physicians, importers, and exporters. The CSA and regulations enforced by the DEA impose registration, security, quotas inventory, recordkeeping, reporting, storage, manufacturing, distribution, importation, exportation, and other requirements on entities handling controlled substances. Practitioners such as pharmacies and physicians, as well as other types of entities that handle controlled substances, such as researchers and analytical laboratories, are also subject to DEA registration and other requirements related to controlled substances.

The CSA categorizes controlled substances into one of five schedules - Schedule I, II, III, IV, or V - depending on the potential for abuse and physical or psychological dependence. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States, and lack accepted safety for use under medical supervision. They may not be marketed or sold for dispensing to patients in the United States. Certain “hallucinogens” or psychedelic drugs are currently regulated as Schedule I controlled substances, as is any substance that includes any of a Schedule I substance’s salts, isomers (e.g., optical, position, and geometric isomers), or salts of isomers, whenever the existence of such salts, isomers, and salts of isomers is possible within the specific chemical. Pharmaceutical products having a currently accepted medical use and that are otherwise approved for marketing may be listed as Schedule II, III, IV, or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence.

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

Specialized Knowledge and Personnel

The Board and executive officers of the Company, led by Zeeshan Saeed, as CEO and Co-Executive Chairman, Anthony Durkacz, Co-Executive Chairman, and Dr. Lakshmi P. Kotra, as director, Dr. Eric Hoskins, as director, Dr. Andrzej Chruscinski, VP-Clinical and Scientific Affairs, and Ms. Ashwini Joshi, Director of Pharmaceutical Development have a wide combination of the skills, knowledge and experience that are necessary for the successful advancement of the Company’s business plan. Our future growth and success depend on our ability to recruit, retain, manage, and motivate our qualified employees. The inability to hire or retain experienced personnel in the pharmaceutical field could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Competitive Conditions

The pharmaceutical industry market for MS drugs is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. There are few approved therapies for progressive multiple sclerosis such as ocrelizumab by Roche and siponimod by Novartis, all of which are immunomodulatory drugs. Bruton's Tyrosine Kinase Inhibitors, which also inhibits immune responses, are also being investigated as therapies for progressive MS in Phase 3 clinical trials; for example fenebrutinib by Roche (NCT04544449) and tolebrutinib by Sanofi (NCT04458051 and NCT04411615). In the HERCULES trial (NCT04411615), tolebrutinib was shown to delay disability progression in patients with non-relapsing secondary progressive MS, although elevations of liver enzymes were observed in 4.1% of tolebrutinib-treated participants.

Kyverna Therapeutics had announced their Phase-2 clinical trial on the cell-based therapy candidate KYV-101 (NCT06138132), in people with non-relapsing and progressive forms of multiple sclerosis. Immunic Therapeutics is developing vidofludimus as a potential treatment for all MS types; the Phase 2 CALLIPER clinical trial (NCT05054140) is testing it against a placebo specifically in people with progressive forms of the disease. Tiziana Life Sciences is developing an antibody, foralumab that is designed to reduce inflammation in the brain and spinal cord by blocking CD3, a protein found on the surface of T-cells. This type of immune cells is involved in MS progression. All known drugs and those under development are immunomodulatory, several are biologics and do not directly address demyelination, which is the hallmark feature in MS, to the best of our knowledge. Even if Lucid-MS is approved, it will compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we have or our third-party research collaborators. Other companies with greater resources than us may announce similar plans in the future.

However, we believe that Lucid-MS will be superior to the other MS products for individuals with progressive MS, because based on our current clinical work, it prevents the myelin sheath from unraveling, thereby inhibiting the process of demyelination.

Environmental Matters

The Company expects the financial and operational effects of environmental protection requirements on its capital expenditures, profit, and competitive position in the current and future financial years to be minimal.

Employees

As at December 31, 2024, the Company directly employed seven full-time employees. All of these employees are based in the Toronto, Ontario area. The Company believes its relationship with its employees, consultants and contractors is good. None of the Company’s employees are represented by a labour union or subject to a collective bargaining agreement.

Reorganizations

The Company has not completed any material reorganization within the three most recently completed financial years, except for the reorganization that occurred pursuant to the Plan of Arrangement.

C. Organizational Structure

As at the date of this Annual Report, the Company has eight subsidiaries, Lucid, FSD BioSciences, Prismic, FSD Strategic Investments, FSD Australia, Huge Biopharma, FV Pharma, and Celly Nu. The corporate chart of the Company including the Company’s subsidiaries, together with the jurisdiction of incorporation of the Company and its subsidiary and the percentage of voting securities beneficially owned, controlled, or directed, directly or indirectly, by the Company is as follows:

The Company has four active subsidiaries, which are:

Celly Nu

Celly Nu is focused on the commercialization of unbuzzd™. The Company, on the one hand, and Celly Nu and Celly U.S., on the other hand, are parties to the Celly Nu IP License Agreement dated as of August 14, 2024 which gives Celly Nu and Celly U.S. exclusive global rights to use the Company’s alcohol misuse technology for recreational purposes. For more information, please see “Item 4. Information on the Company – A. History and Development of the Company – Alcohol Misuse Disorder Product Candidates”.

FSD Strategic Investments

FSD Strategic Investments was incorporated in Ontario on May 13, 2022. FSD Strategic Investments is focused on generating returns and cash flow through the issuance of loans secured by residential real estate property. For more information, please see “Item 4. Information on the Company. – B. Business Overview – (2) FSD Strategic Investments”.

FSD Australia

On November 24, 2022, the Company incorporated FSD Australia, to facilitate its development of Lucid-PSYCH and other assets. The registered and head office of FSD Australia is Suite 1, Level 3, 62 Lygon Street, Carlton South, VIC 3053, Australia. FSD Australia was established to facilitate the Company’s development of Lucid-PSYCH by conducting Australian clinical trials in respect of Lucid-PSYCH. In Q3 2024 FSD Australia restarted the clinical development of FSD-PEA, which is being developed for the treatment of inflammatory diseases. FSD Australia signed a study order for a Phase 2 clinical trial of FSD-PEA in MCAS. Subject to satisfaction of relevant eligibility criteria, FSD Australia may be entitled to claim the Australian research and development tax incentive for eligible expenditure it incurs on eligible research and development activities. For more information, please see “Item 4. Information on the Company. – A. History and Development of the Company”.

Huge Biopharma

On February 6, 2024, the Company incorporated Huge Biopharma to conduct research related to Lucid-MS in Australia. Huge Biopharma's registered and head office is Suite 1, Level 3, 62 Lygon Street, Carlton South, VIC 3053, Australia. The research and related operations conducted by Huge Biopharma in Australia are financed entirely by the Company.

Inactive Subsidiaries

Lucid

Lucid is focused on the development of therapies to treat critical neurodegenerative diseases. Lucid is currently focused on research and development of Lucid-MS, which is a molecular compound identified for potential treatment of MS. Lucid conducted research on Lucid-PSYCH, which was being considered as a treatment for major depressive orders. Research activities in connection with Lucid-PSYCH is currently on hold due to funding concerns.

FV Pharma

The Company suspended all activities by FV Pharma Inc, which had engaged in the cannabis business, as of September 2020 and in May 2022, substantially all of the assets of FV Pharma were sold. FV Pharma has accumulated historic tax losses and continues to exist as an entity wholly owned by the Company. Upon termination of FSD-PEA, Prismic did not have any assets or remaining liabilities other than outstanding notes payable which were assumed on the acquisition of Prismic and are classified as current liabilities of the Company. Prismic has accumulated historic tax losses and continues to exist as an entity wholly owned by the Company. For more information, please see “Item 4. Information on the Company. – B. Business Overview – Significant Operations and Principal Activities in Fiscal 2022 and Fiscal 2023”.

FSD BioSciences

FSD BioSciences was focused on the research and development of FSD-PEA, an ultra-micronized PEA. Although the Company terminated clinical development of FSD-PEA in 2023, it has restarted development through its Australian subsidiary, FSD Australia. For more information, please see “Item 4. Information on the Company. – A. History and Development of the Company”.

Prismic

The Company does not operate through Prismic; however, Prismic holds the right to receive certain payments based on net sales of certain products under an amended and restated licensing agreement between Epitech Group SpA dated January 8, 2020, as amended, (the “Epitech License Agreement”) and the Company pursuant to an assignment agreement between Prismic and the Company (the “Prismic Assignment Agreement”). Although the Company initially terminated the clinical development of FSD-PEA, research and development pertaining to FSD-PEA has now restarted. For more information, please see “Item 4. Information on the Company. – A. History and Development of the Company”.

Property, Plants and Equipment

The Company’s current operating plan does not include building infrastructure. The Company operates from its head office located in Toronto, Ontario, Canada. During fiscal year 2024, the head office incurred costs of a total amount of approximately C$150,000, including taxes. The current head office rental agreement concludes on August 31, 2025. The Company believes that its current facilities are adequate to meet its ongoing needs and that if the Company requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

See the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended and fiscal years ended December 31, 2024 and 2023 (the “2024 Annual MD&A”) attached hereto as Exhibit 15.1.

B. Liquidity and Capital Resources

See the 2024 Annual MD&A attached hereto as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4. Information on the Company. – B. Business Overview - Products and Sales” and the 2024 Annual MD&A attached hereto as Exhibit 15.1.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see “Item 4.B.-Business Overview” and the 2024 Annual MD&A attached hereto as Exhibit 15.1.

E. Critical Accounting Estimates

See notes 2 and 3 to our 2024 Annual Financial Statements in Item 18.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors as of the date of this Annual Report:

Name	Age	Position(s) with the Company	Other Directorships	Date of Initial Appointment
Anthony Durkacz	49	Co-Executive Chairman and Director	Stock Trend Capital Inc.	May 18, 2018
Zeeshan Saeed	55	CEO, President, Co-Executive Chairman and Director	Celly Nu	May 24, 2018(1)
Donal Carroll	49	Chief Financial Officer (“CFO”)	Street Capital Inc.; Celly Nu	May 18, 2018(3)
Dr. Lakshmi P. Kotra	54	Director, CEO of Lucid, President of FSD Biosciences and CEO of FSD Australia	Celly Nu	November 25, 2023
Adnan Bashir	55	Director	N/A	June 1, 2021
Dr. Eric Hoskins	64	Director	Celly Nu; Cybin Inc.	June 29, 2023
Terry Lynch(2)	66	Director	Cardiol Therapeutics; Chilean Metals Inc.; Firstgold Corp.; Great Northern Energy Metals Inc.; Kingsmill Capital Ventures Inc.; Power Metallic Mines Inc.; Resolute Resources Ltd.	March 27, 2025
Michael (Zappy) Zapolin	58	Director	N/A	June 29, 2023

Notes:

(1)

Mr. Saeed departed from his position as President and director of the Company effective January 25, 2021 but was re-elected as a director of the Company on May 14, 2021 and re-appointed as President of the Company on July 27, 2021.

(2)	Terry Lynch replaced Dr. Sanjiv Chopra on the Board effective March 27, 2025.
(3)

Mr. Carroll served as the interim CFO from July 27, 2018 until January 2, 2020, when he became the permanent CFO until May 4, 2021. In August 2021, he became the COO and served in this position until August 30, 2024, when he resumed the role of CFO, and resigned as COO, with no replacement hired.  He served as a Board member form May 18, 2018 through August 2018, and from May 14, 2021 until January 29, 2024.

Term of Office

Each director is to serve until his or her successor is elected and qualified or until his death, resignation, or removal. Our Board appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation, or removal.

Executive Officers

Anthony Durkacz

Mr. Durkacz has served as the Company’s Co-Executive Chairman since May 2021 and as a member of the Board since June 2018. Mr. Durkacz previously served as the Company’s interim CEO from July 2021 to July 2023. In addition to his roles with the Company, Mr. Durkacz is also (i) a director and the Executive Vice-President of First Republic, and has served in those roles since 2014, and (ii) the Chairman of World Class Extractions Inc. (CSE: PUMP; PINK: STOCF), and has served in that role since 2018. Prior to co-founding the Company, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the CFO and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite, from January 2011 to January 2013. Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico, and India. From 2006 to 2009, he served as COO and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world. From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor. He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

Zeeshan Saeed

Mr. Saeed, a co-founder of the Company, has served as the Company’s President and Executive Co-Executive Chairman since May 2021 and as the Company’s CEO since July 4, 2023. Previously, he served as President of the Company from May 2019 to January 2021 and as a director from May 2018 to January 2021. From December 2017 to May 2019, Mr. Saeed served as Executive Vice President of FV Pharma, a subsidiary of the Company and a former licensed producer of cannabis in Canada under the Cannabis Act (Canada). From October 2013 to December 2017, Mr. Saeed provided consulting services to FV Pharma, and from April 2003 to December 2017, he served as President of ZZ Telecommunications Inc., a long-distance telecommunications common carrier. Mr. Saeed is the founder of Platinum Telecommunications Inc. and served as its CEO from 2011 to 2013. He has a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology Lahore.

Dr. Lakshmi P. Kotra

Dr. Lakshmi P. Kotra has served as CEO of the Company’s wholly-owned subsidiary, Lucid, since September 2020, which he co-founded in 2020, and has served as a director on the Company’s Board since November 2022. He joined the Leslie Dan Faculty of Pharmacy, University of Toronto, in 2000, where he is currently serving as a Professor of Medicinal Chemistry, and University Health Network in 2006, where he is currently serving as a Senior Scientist. Dr. Kotra received his Ph.D. in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu’s supervision, and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery’s supervision. Dr. Kotra teaches and leads a research group and drug discovery program with multiple portfolios at University of Toronto and University Health Network. Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering. He also serves on the board of Celly Nu.

Donal Carroll

Mr. Carroll has served as CFO of the Company since August 30, 2024. Mr. Carroll was initially appointed as interim CFO in 2018, and was subsequently appointed to the position on a permanent basis in December 2019, where he served until May 2021. Mr. Carroll previously served as COO of the Company from August 15, 2021, until he was appointed as CFO on August 30, 2024, and resigned from his position as COO concurrently. Mr. Carroll had also served as a director on the Company’s Board from May 2018 to July 2018 and from May 2021 to January 2024. Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing both in equity and debt securities. From June 2005 to January 2008, he served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE:UL)), from February 2008 to October 2013, Mr. Carroll has served as Controller with Videojet Technologies, and from October 2013 to July 2017, he served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems. He holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin.

Directors

Adnan Bashir

Mr. Bashir has over 14 years of experience in strategic management and operations. He is the founder and President of 58Northwest Inc., a management consulting and marketing services company, and has held the role since 2018. From 2005-2018, Mr. Bashir was General Manager for Al Batha Group, a diversified business conglomerate based in Dubai, United Arab Emirates. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the US and China. During his tenure at Al Batha Group, Mr. Bashir gathered extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones and implementing new technologies. Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management, and technical management.

Dr. Eric Hoskins

Dr. Eric Hoskins is a medical doctor and public health expert with more than 30 years’ experience in healthcare, public policy, economic development, and international trade. Dr. Hoskins currently performs in a number of roles, including: (i) Partner, Healthcare, Maverix Private Equity, since December 2018; (ii) Principal, Hoskins International and Associates, since March 2018; (iii) Senior Advisor, Precision Biomonitoring Inc., since October 2020; (iv) Senior Advisor, Medtronic Canada, since January 2020; (v) Advisor, Health Canada, since January 2021; (vi) and Chair of the Federal Advisory Council on the Implementation of National Pharmacare, since March 2018.

Dr. Hoskins previously served as the health minister of Ontario between 2014 and 2018, a role in which he was responsible for one of the largest health care systems in North America. Additionally, he has previously served as President of War Child Canada and was awarded the Order of Canada in 2007 for his humanitarian work. During Dr. Hoskins’ nearly 10 years as a member of provincial parliament in Ontario, he held several cabinet positions including Minister of Health and Long-Term Care; Economic Development, Trade and Employment; Children and Youth Services; as well as Citizenship and Immigration. As a tireless health advocate, Dr. Hoskins has many years of experience creating and delivering health programs in Africa and the Middle East.

Terry Lynch

Mr. Lynch is widely known and respected for his role founding and operating Save Canadian Mining, a not-for-profit organization leading the fight against micro-cap stock market manipulation and naked short selling. Mr. Lynch has a long, successful track record as an executive and board member of many public micro-cap companies. Currently he is the CEO of Power Metallic Mines Inc. (TSXV: PNPN), that recently closed a $50 million financing in February 2025 close to its all-time high stock price. Mr. Lynch is also a co-founder of Cardiol Therapeutics, a NASDAQ and TSX listed clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease. He is also an investor and consultant to bionxt solutions.

Michael (Zappy) Zapolin

Zappy Zapolin is an entrepreneur, well-known futurist, psychedelic concierge to the stars, and award-winning filmmaker dedicated to expanding human consciousness. Mr. Zapolin previously served as CEO of Zappy Incorporated, a cannabis development company founded in 2012.

Mr. Zapolin’s film The Reality of Truth won him the Amsterdam Film Festival’s Van Gogh Award for directing. It has been seen by more than 20 million people.

Mr. Zapolin is considered a pioneer in the domain name industry. During his time running the domain name investment company Internet Real Estate Group, he helped create and develop major internet brands, including Beer.com, Diamond.com, and CreditCard.com.

He is also a public speaker and the creator of the first e-business elective at Harvard Business School. As a former vice president at investment bank Bear Stearns, Zappy is a frequent commentator on investment opportunities in the biotech and emerging psychedelic industries.

Certain Proceedings involving Directors

Mr. Durkacz has been serving as director of the Company since June 18, 2018. On March 5, 2021, the Company was subject to a court order with respect to the 2021 annual and special meeting of Shareholders (the “2021 AGSM”) which, among other things, prohibited the Company’s then CEO and directors, other than Mr. Durkacz, from voting certain of their shares at the 2021 AGSM. On April 9, 2021, the Court ordered an injunction restraining the Company’s then CEO and former directors, other than Mr. Durkacz, from authorizing or undertaking any transaction by FSD other than in the ordinary course of business, issuing any Class B Subordinate Voting Shares or authorizing the payment of any form of compensation to such former CEO and directors prior to the 2021 AGSM.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Special Arrangements

Not applicable.

B. Compensation.

Executive Compensation

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s philosophy, objectives, and processes regarding executive compensation. This disclosure is intended to communicate compensation provided to: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (d) each individual who would be a NEO under (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, as at December 31, 2024, (collectively, the “NEOs”) and (v) the directors of the Company.

During the year ended December 31, 2024, the NEOs of the Company were as follows:

1)	Zeeshan Saeed, CEO and Co-Executive Chairman, and Director of the Company;
2)	Anthony Durkacz, Co-Executive Chairman, and Director of the Company;
3)	Donal Carroll, CFO;
4)	Dr. Andrzej Chruscinski, Vice-President, Clinical and Scientific Affairs;
5)	Dr. Ashwini Joshi, Director of Pharmaceutical Development

The description of the Company’s compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2024, is set forth below:

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

Elements of Compensation

The executive compensation program during the year, ended December 31, 2024, consisted of three principal components: (i) base compensation; (ii) potential annual incentive award; (iii) Options to Class B Subordinate Voting Shares (“Options”); (iv) restricted share units (“RSUs”); and (v) performance share units (“PSUs”). Options, RSUs, and PSUs are granted pursuant to the Company’s Equity Incentive Plan which replaced the Company’s rolling stock option plan (the “Stock Option Plan”). For the year ended December 31, 2024, all executive compensation was determined and administered by the Board based on recommendations by the compensation, nominating and governance committee of the Company (“Compensation, Nominating and Governance Committee”).

Compensation Governance

The Compensation, Nominating and Governance Committee is currently comprised of three directors, Eric Hoskins (Chair), Zeeshan Saeed, and Adnan Bashir. Zeeshan Saeed is not an independent director, and Eric Hoskins and Adnan Bashir are independent directors.

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

The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company’s goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry. All of the members of the committee have senior executive leadership experience that lends to knowledge of compensation and rewards. They also use key industry metrics and benchmarks to determine compensation packages.

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

Compensation Process

The Compensation, Nominating and Governance Committee, through discussion without any formal objectives, criteria, or analysis, determines the compensation of the Company’s executive officers. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options, RSUs and PSUs to be granted to the Company’s executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Company’s success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company’s operations in general.

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

Share Unit Awards

The Equity Incentive Plan provides that Eligible Persons (as defined in the Equity Incentive Plan) may be allocated share units in the form of RSUs or PSUs (collectively, “Share Units”), which represent the right to receive an equivalent number of Class B Subordinate Voting Shares or the Market Price (as defined in the Equity Incentive Plan) in cash on the vesting date. The issuance of Class B Subordinate Voting Shares may be subject to vesting requirements similar to those described above with respect to the exercise of Options, including such time- or performance-based conditions as may be determined from time to time by the Board in its discretion.

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

Performance graph

The following performance graph compares the total cumulative return to a Shareholder who invested C$100 in Shares on December 31, 2020, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index and SPDR S&P Biotech ETF for each year following December 31, 2020. The performance of the Shares as set out in the graph below does not necessarily indicate future performance.

	December 31, 2020 (C$)	December 31, 2021 (C$)	December 31, 2022 (C$)	December 31, 2023 (C$)	December 31, 2024 (C$)
Quantum BioPharma Ltd.	$100.00	$65.38	$50.54	$58.96	$3.63
SPDR S&P Biotech ETF (NYSEARCA: XBI)	$100.00	$121.74	$111.19	$120.22	$141.84
S&P/TSX Composite Total Return Index	$100.00	$79.53	$58.96	$63.43	$63.97

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

Summary Compensation Table

The following table sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the NEOs of the Company:

Name and Principal Position	Year	Salary (US$)	Share-Based Awards(1) (US$)	Option- Based Awards(2) (US$)	Non-Equity Incentive Plan Compensation (US$)		Pension Value	All Other Compensation(3) (US$)	Total Compensation (US$)
					Annual incentive plans	Long-term incentive plans
Zeeshan Saeed CEO & Co-Executive Chairman	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	222,625	Nil	377,248	Nil		Nil	Nil	599,873
	2022	239,269	398,010(5)	Nil	Nil		Nil	136,710(6)	773,989
Anthony Durkacz Co-Executive Chairman and Director	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	222,625	Nil	377,248	Nil		Nil	Nil	599,873
	2022	239,269	316,834(5)	Nil	Nil		Nil	136,710(6)	692,813
Donal Carroll CFO(4)	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	225,625	Nil	377,248	Nil		Nil	Nil	602,873
	2022	239,269	321,543(5)	34,519	Nil		Nil	136,710(6)	732,041
Nathan Coyle Controller and Former CFO(5)	2024	93,965	Nil	10,950	Nil		Nil	Nil	104,915
	2023	178,208	Nil	Nil	Nil		Nil	Nil	178,208
	2022	191,891	Nil	Nil	Nil		Nil	Nil	191,891
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	2023	178,208	Nil	Nil	Nil		Nil	Nil	178,208
	2022	191,891	Nil	Nil	Nil		Nil	Nil	191,891
	2022	111,370	Nil	Nil	Nil		Nil	Nil	111,370
Dr. Ashwini Joshi Director of Pharmaceutical Development	2024	89,397	4,214	10,950	Nil		Nil	Nil	104,561
	2023	107,560	Nil	Nil	Nil		Nil	Nil	107,560
	2022	113,545	Nil	Nil	Nil		Nil	Nil	113,545

Notes:

(1)	“Share-based Award” means an award of Class B Subordinate Voting Shares and includes PSUs and RSUs. The dollar amount disclosed is based on the closing price per Class B Subordinate Voting Share at the date of each grant.
(2)	“Option-based Award” means an award of Options under the Stock Option Plan or the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing Options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(3)	Includes Company-paid health and life insurance benefits and car allowances for all NEOs.
(4)	Mr. Carroll was appointed as CFO of the Company effective August 30, 2024.
(5)	Mr. Coyle resigned from his role as CFO of the Company effective August 30, 2024, and assumed the role of Controller of the Company.
(6)	This figure represents PSUs granted under the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the incremental grant date fair value of such PSUs. The grant date fair value was determined in accordance with International Financial Reporting Standards. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the Options cancelled as measured on date of modification. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements. For further details on the valuation of PSUs, see Note 16 to the 2023 Annual Financial Statements, starting at page F-1.
(7)	These amounts represent cash bonuses paid to the NEO.

Outstanding Option-Based and Share-Based Awards

The following table is a summary of all outstanding Options, RSUs and PSUs held by the NEOs which were outstanding as of December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(b)	Option exercise price ($)(c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(e)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested ($)(g)	Market or payout value of vested share-based awards not paid out or distributed ($)(h)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Anthony Durkacz Co-Executive Chairman & Director	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Donal Carroll CFO	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Nathan Coyle Controller and Former CFO	3,000	3.65	September 27, 2026	Nil	Nil	Nil	Nil
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	5,000	3.65	September 27, 2026	Nil	Nil	Nil	3,885
Dr. Ashwini Joshi Director of Pharmaceutical Development	3,000	3.65	September 27, 2026	Nil	Nil	Nil	4,214

Incentive plan awards – value vested or earned during the year

The following table sets forth for each NEO, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024:

Name (a)	Option-based awards – Value vested during the year ($)(b)	Share-based awards – Value vested during the year ($)(c)	Non-equity incentive plan compensation – Value earned during the year ($)(d)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	Nil	365,050	Nil
Anthony Durkacz Co-Executive Chairman & Director	Nil	365,050	Nil
Donal Carroll CFO	Nil	365,050	Nil
Nathan Coyle Controller and Former CFO	10,950	Nil	Nil
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	18,250	3,885	Nil
Dr. Ashwini Joshi Director of Pharmaceutical Development	1,095	4,214	Nil

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

Equity Incentive Plan Maximum, Limits and Vesting Restrictions

The Equity Incentive Plan provides that: (i) the aggregate number of Class B Subordinate Voting Shares that may be issued pursuant to the Equity Incentive Plan, together with all other security-based compensation arrangements of the Company, shall be equal to 10% of the issued and outstanding Class B, from time to time; (ii) the aggregate number of Class B Subordinate Voting Shares reserved for issuance pursuant to the Equity Incentive Plan to any one participant, together with all other security-based compensation arrangements of the Company, must not exceed 5% of the aggregate issued and outstanding Class B Subordinate Voting Shares; (iii) the maximum number of Class B Subordinate Voting Shares (a) issued to Insiders (as defined in the Equity Incentive Plan) within any one year period, and (b) issuable to Insiders, at any time, under the Equity Incentive Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of the aggregate issued and outstanding Class B Subordinate Voting Shares; and (iv) the maximum number of Class B Subordinate Voting Shares issued within any 12-month period to an individual Employed (as defined in the Equity Incentive Plan) by the Company or any of its subsidiaries, or a service provider engaged in investor relations activities must not exceed 1% of the issued and outstanding Class B Subordinate Voting Shares. Unless otherwise designated by the Board in the applicable grant agreement, 25% of the Options granted under the Equity Incentive Plan shall vest and become exercisable on the first anniversary of the grant date and the remaining 75% of the Options shall vest and become exercisable in equal quarterly installments beginning on the 15-month anniversary of the grant date and ending on the four-year anniversary of the grant date.

As at December 31, 2024 the Company had issued an aggregate total of 75,146 Awards outstanding under the Equity Incentive Plan, comprised of 42,456 Options, 32,690 RSUs, nil PSUs, and a total of 154,828 Class B Subordinate Voting Shares remained authorized for issuance under the Equity Incentive Plan.

The Equity Incentive Plan is administered by the Board, which has full and complete discretionary authority with respect to the granting of all awards thereunder. The Board may, subject to applicable law and certain restrictions, delegate its powers, rights, and duties under the Equity Incentive Plan to a committee of the Board, a person or persons, as it may determine, from time to time, on terms and conditions as it may determine. Awards may be granted under the Equity Incentive Plan to such service providers of the Company and its subsidiaries, if any, as the Board may from time to time designate. With respect to Options, exercise prices will be determined by the Board but will, in no event, be less than the market price of the Class B Subordinate Voting Shares on the grant date or the lowest price permitted by the policies of any stock exchange on which the Class B Subordinate Voting Shares may be listed. Generally, all Options granted under the Equity Incentive Plan will expire not later than the date that is ten years from the date that such Options are granted.

With respect to RSUs and PSUs, the number of such awards granted shall be determined by dividing the grant value for such grant, as determined by the Board, by the market price of a subordinate voting share as at the grant date (or otherwise determined by the Board). Settlement of RSUs and PSUs shall be made by the issuance of one Class B Subordinate Voting Share for each RSU or PSU then being settled, a cash payment equal to the market price of one subordinate voting share on the vesting date of the RSUs or PSUs being settled in cash or a combination of Class B Subordinate Voting Shares and cash, all as determined by the Board in its discretion, or as specified in applicable grant agreement. Subject to certain exceptions, any awards granted under the Equity Incentive Plan are not transferable or assignable other than by testamentary disposition or pursuant to the laws of intestate succession.

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

Termination and Change of Control

The Company has entered into executive employment agreements with each of the NEOs (the “Executive Agreements”). Each Executive Agreement provides for the NEO’s annual base salary, vacation entitlement and benefits.

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

Donal Carroll (CFO)

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

Nathan Coyle (Controller and Former CFO)

Mr. Coyle had an executive employment agreement with the Company. In the event the Company terminated Mr. Coyle’s employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will paid Mr. Coyle a cash payment in an amount equal to one month’s salary per year of employment up to a maximum of 12 months and no less than four months compensation. In the event of a change of control transaction and Mr. Coyle ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Mr. Coyle prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option.

Dr. Andrzej Chruscinski (Vice-President, Clinical and Scientific Affairs)

Dr. Chruscinski has an executive employment agreement with the Company. In the event the Company terminates Dr. Chruscinski ’s employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company would pay Dr. Chruscinski a cash payment in an amount equal to one month’s salary. In the event of a change of control transaction and Dr. Chruscinski ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Dr. Chruscinski prior to the date, and during the term, of his Executive Agreement shall be the date that is 30 days from the applicable vesting date of such Option.

Dr. Ashwini Joshi (Director of Pharmaceutical Development)

Dr. Joshi has an executive employment agreement with the Company. In the event the Company terminates Dr. Joshi’s employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company would pay Dr. Joshi a cash payment in an amount equal to one month’s salary. In the event of a change of control transaction and Dr. Joshi ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Dr. Joshi prior to the date, and during the term, of his Executive Agreement shall be the date that is 30 days from the applicable vesting date of such Option.

Liability Insurance of Directors and Officers

The Company has directors’ and officers’ liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance during the year ended December 31, 2024 was C$108,000 per annum.

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

Director Compensation

The following describes the director compensation program. Each director is entitled to an annual retainer of C$50,000, which may be paid entirely in cash, in share-based compensation, or as a combination of both, at the discretion of the Compensation, Nominating, and Governance Committee.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to the Company’s non-employee directors, other than NEOs whose compensation is reported in the Summary Compensation Table above, during the year ended December 31, 2024:

Name(1)	Fees earned ($)(b)	Share-based awards ($)(c)	Option-based awards ($)(d)	Non-equity incentive plan compensation ($)(e)	Pension value ($)(f)	All other compensation ($)(g)	Total ($)(h)
Dr. Eric Hoskins	65,829	Nil	51,681	Nil	Nil	Nil	117,510
Dr. Lakshmi P. Kotra	Nil	32,410	27,375	Nil	Nil	Nil	59,785
Adnan Bashir	43,727	Nil	Nil	Nil	Nil	Nil	43,727
Dr. Sanjiv Chopra	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael (Zappy) Zapolin	49,321	Nil	Nil	Nil	Nil	Nil	49,321

Notes:

(1)	The relevant disclosure pertaining to directors who are NEOs (meaning, Zeeshan Saeed and Anthony Durkacz) are reflected in the summary compensation table set forth above.

Directors’ Outstanding Share-based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth for each of the Company’s directors, other than directors who are also currently NEOs, all share-based awards and Option-based awards outstanding at the end of the year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Eric Hoskins	17,227	Nil	Nil
Dr. Lakshmi P. Kotra	27,375	32,410	Nil
Adnan Bashir	Nil	Nil	Nil
Dr. Sanjiv Chopra	Nil	Nil	Nil
Michael (Zappy) Zapolin	Nil	Nil	Nil

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

Composition and Independence of the Board

As at December 31, 2024, the Board was comprised of seven directors: Anthony Durkacz, Zeeshan Saeed, Dr. Sanjiv Chopra, Dr. Eric Hoskins, Adnan Bashir, Dr. Lakshmi P. Kotra, and Michael (Zappy) Zapolin.

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

Anthony Durkacz, Zeeshan Saeed and Dr. Lakshmi Kotra are not “independent” (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as such term is defined in NI 52-110), as Anthony Durkacz is the Co-Executive Chairman of the Company and a holder, through a corporation he owns and controls, of Class A Multiple Voting Shares, Zeeshan Saeed is the CEO and Co-Executive Chairman of the Company and has an interest in Class A Multiple Voting Shares held in a trust for his economic benefit and Dr. Lakshmi Kotra is the CEO of Lucid.

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

The attendance record of each of the Company’s directors for Board meetings and committee meetings held during the year ended December 31, 2024, was as follows:

Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Anthony Durkacz	4/4	0	0	1/1
Zeeshan Saeed	4/4	N/A	1/1	N/A
Adnan Bashir	3/4	3/4	1/1	1/1
Nitin Kaushal(1)	N/A	N/A	N/A	N/A
Dr. Sanjiv Chopra	2/4	N/A	N/A	N/A
Dr. Lakshmi P. Kotra	3/4	N/A	N/A	N/A
Dr. Eric Hoskins	4/4	4/4	1/1	N/A
Michael (Zappy) Zapolin	4/4	4/4	N/A	1/1

Notes:

(1)	Nitin Kaushal was replaced by Dr. Sanjiv Chopra effective January 29, 2024. Between January 1, 2024 and January 29, 2024, the Company held no board meetings.

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

Feedback Policy

There are no formal measures in place for receiving feedback from stakeholders

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

The Board has adopted the Code of Conduct and Ethics, which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. The Code of Conduct and Ethics is available on the Company’s SEDAR+ profile accessible at www.sedarplus.ca and the Company’s website, https://www.quantumbiopharma.com/investors.

The Board has delegated responsibility for monitoring compliance with the Code of Conduct and Ethics and for investigating and enforcing matters related to the Code of Conduct and Ethics to management, who will report breaches of the Code of Conduct and Ethics to the Company’s general counsel or human resources.

Directors are required by applicable law and the Code of Conduct and Ethics to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code of Conduct and Ethics, and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code of Conduct and Ethics. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual’s duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code of Conduct and Ethics adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers, and directors of the Company.

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

The Board has adopted the Code of Conduct and Ethics which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

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

The Audit Committee meets on a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

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

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2024 were pre-approved by the Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

External Auditor Service Fees

Please see, “Item 16.C. Principal Accountant Fees and Services”.

Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of three directors of the Company: Dr. Eric Hoskins (Chair), Zeeshan Saeed and Adnan Bashir. Dr. Eric Hoskins and Adnan Bashir are considered to be “independent” (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as such term is defined under NI 52-110).

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

Compensation

For further information on the Company’s compensation practices, please see the section entitled “Item 6.B. Compensation – Compensation Governance”.

Nomination

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

D. Employees

As of December 31, 2024, we had seven full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full-time employees, broken out by function.

	December 31,
Function	2024	2023	2022
Research and development	2	3	12
General and administrative	5	5	5
Total	7	8	17

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B.-Compensation” and “Item 7.A.-Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table provides information with respect to the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of the date of this Annual Report:

•	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;
•	each of our NEOs;
•	each of our directors; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of the date of this Annual Report. The percentage ownership information shown in the table is based upon 12 Class A Multiple Voting Shares and 298,793 Class B Subordinate Voting Shares outstanding as of the date of this Annual Report. Each Class A Multiple Voting Share is convertible into one Class B Subordinate Voting Share at the option of the Class A Multiple Voting Shareholder. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have one vote per share.

As of December 31, 2024, there were 12 Class A Multiple Voting Shares outstanding, representing approximately 59% of the voting power of the Company’s outstanding voting shares, and there were 2,299,748 Class B Subordinate Voting Shares outstanding, representing approximately 41% of the voting rights attached to the voting power of the Company’s outstanding voting shares. For further information regarding the voting rights of the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, see Exhibit 2.1, “Description of Securities”.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and warrants held by that person that are immediately exercisable or exercisable within 60 days of the date of this Annual Report. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the Shareholders. Except as otherwise indicated, the addresses of the directors, executive officers and named beneficial owners are in the care of the Company at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7, Canada.

For additional information regarding the Options reported in the following table, see “Item 6. Directors, Senior Management and Employees - B. Compensation”.

	Class A Multiple Voting Shares(1)		Class B Subordinate Voting Shares		Total Voting Power
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent
Five Percent or Greater Holders
Rehan Saeed	6(2)	50%	6,786(3)	0.11%	27.77%
Current Directors and Named Executive Officers
Anthony Durkacz Co-Executive Chairman and Director	6(4)	50%	105,750(5)	32.27%	29.42%
Zeeshan Saeed CEO, Co-Executive Chairman and Director	6(6)	50%	117,201(7)	35.76%	29.61%
Donal Carroll CFO	0	0%	82,720(8)	25.24%	1.38%
Adnan Bashir Director	0	0%	146(9)	0.04%	0%
Dr. Eric Hoskins Director	0	0%	0	0%	0%
Terry Lynch Director	0	0%	0	0%	0%
Michael (Zappy) Zapolin Director	0	0%	0	0%	0%
Dr. Lakshmi P. Kotra Director, CEO of Lucid	0	0%	21,881(10)	6.68%	0.36%
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	0	0%	0	0%	0%
Dr. Ashwini Joshi Director of Pharmaceutical Development	0	0%	0	0%	0%
Total for Current Directors and Named Executive Officers (10 individuals)	12	100%	327,698	100%	60.78%

Notes:

(1)	Class A Multiple Voting Shares have 276,660 votes per share.
(2)

The reported number of Class A Multiple Voting Shares consists of 6 shares held by Xorax, which Mr. Rehan Saeed, the trustee of Xorax, has shared voting and dispositive power (and which such Class A Multiple Voting Shares are held for the benefit of Mr. Zeeshan Saeed).

(3)

The reported number of Class B Subordinate Voting Shares as to which Mr. Rehan Saeed has shared voting and dispositive power are as follows: (i) 6,786 outstanding Class B Subordinate Voting Shares held by Xorax, and (ii) 6 Class B Subordinate Voting Shares issuable upon conversion of Class A Multiple Voting Shares held by Xorax.

(4)	6 Class A Multiple Voting Shares are held by Fortius, an entity to which Mr. Durkacz controls and has shared voting and dispositive power.
(5)

The reported number of Class B Subordinate Voting Shares consists of (a) the following shares as to which Mr. Durkacz has sole voting and dispositive power consists of: (i) 97,722 outstanding Class B Subordinate Voting Shares and (ii) nil Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report; and (b) the following shares as to which Mr. Durkacz has shared voting and dispositive power: (i) 1,632 outstanding Class B Subordinate Voting Shares held by Fortius, and (ii) 647 outstanding Class B Subordinate Voting Shares held by Jacqueline Burns, the spouse of Mr. Durkacz. The reported number of Class B Subordinate Voting Shares does not include 5,749 outstanding Class B Subordinate Voting Shares held by First Republic, of which Mr. Durkacz is a director, Executive Vice President and majority shareholder. Mr. Durkacz does not have or share voting or investment power over the Class B Subordinate Voting Shares held by First Republic.

(6)	The reported number of Class A Multiple Voting Shares consists of 6 Class A Multiple Voting Shares held by Xorax, of which Mr. Zeeshan Saeed has shared voting and dispositive power.
(7)

The reported number of Class B Subordinate Voting Shares consists of the following shares as to which Mr. Zeeshan Saeed (a) has sole voting and dispositive power: (i) 110,415 outstanding Class B Subordinate Voting Shares and (ii) nil Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report; and (b) has shared voting and dispositive power: (i) 6 Class B Subordinate Voting Shares issuable upon conversion of Class A Multiple Voting Shares held by Xorax and (ii) 6,786 outstanding Class B Subordinate Voting Shares held by Xorax.

(8)

The reported number of Class B Subordinate Voting Shares held by Mr. Carroll consists of (a) 82,720 outstanding Class B Subordinate Voting Shares; and (b) nil Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report.

(9)

The reported number of Class B Subordinate Voting Shares held by Mr. Bashir consists of (a) 142 outstanding Class B Subordinate Voting Shares as to which Mr. Adnan Bashir has sole voting and dispositive power; (b) 2 outstanding Class B Subordinate Voting Shares held by 58 Northwest, a corporation controlled by Mr. Bashir, and (c) 2 outstanding Class B Subordinate Voting Shares held by TFSA, a corporation controlled by Mr. Bashir.

(10)

The reported number of Class B Subordinate Voting Shares held by Dr. Kotra consists of the following shares as to which Dr. Kotra has sole voting and dispositive power: (a) 7,936 outstanding Class B Subordinate Voting Shares; (b) 13,311 outstanding Class B Subordinate Voting Shares held by ILace Therapeutics International Inc., a corporation controlled by Dr. Kotra; (c) 634 outstanding Class B Subordinate Voting Shares held by Kotra Trust, a trust of which Dr. Kotra is the trustee; and (d) nil Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report.

U.S. Share Ownership

As of the date of this Annual Report, we estimate that approximately less than 0.05% of our outstanding Class B Subordinate Voting Shares, which equates to 1,626 Class B Subordinate Voting Shares, were held in the United States by 24 holders of record. This represents less than 0.03% of the voting control of the Company. The number of holders of record does not include beneficial owners whose Class B Subordinate Voting Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

Control of Corporation

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

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

Transactions with Celly Nu and Celly U.S.

For more information on the Celly Nu IP License Agreement, Celly Nu Loan Agreement, Celly Nu Amended Loan Agreement, Celly Nu Security Agreement, Celly Nu Amended Security Agreement, Celly Warrant Certificate and Plan of Arrangement, please see “Item 4. Information on the Company – A. History and Development of the Company Overview and History”.

For accounting purposes, the Company determined that it obtained control of Celly Nu on July 31, 2023, and control was maintained at all times from July 31, 2023, through December 31, 2024. Celly Nu is significantly dependent on the Company as a result of the Celly Nu IP License Agreement and Celly Nu Amended Loan Agreement. As of December 31, 2024, the Corporation holds 26.15% of the voting rights of Celly Nu. In addition, key management personnel of the Company hold three of the four board of director positions of Celly Nu. The assessment of control is performed on a quarterly basis.

The principal amount increased by C$300,000 from C$1,000,000 to C$1,300,000 effective March 31, 2024. The interest rate charged per annum remained unchanged.

Mortgage Loan to CEO

On April 17, 2023, FSD Strategic Investments entered into the CEO Mortgage Loan. The CEO Mortgage Loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The business purpose of the CEO Mortgage Loan was a treasury function to earn a rate of return on excess capital held.

On September 24, 2024, Mr. Saeed made a partial principal repayment of C$400,000, thereby reducing the total outstanding debt to the Company to C$800,000. Thus, as of December 31, 2024, the outstanding debt amounted to C$800,000.

On March 4, 2025, Mr. Saeed made a payment of C$800,000 towards the CEO Mortgage Loan, thereby settling the total debt outstanding owed to FSD Strategic Investments. As of the date of this Annual Report, Mr. Saeed has no further debt owed to FSD Strategic Investments.

December 2023 Class A Multiple Voting Share Private Placement

Effective December 4, 2023, the Corporation closed the December 2023 Class A Multiple Voting Share Private Placement

Xorax and Fortius purchased all of the Class A Multiple Voting Shares issued pursuant to the December 2023 Class A Multiple Voting Share Private Placement. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. The Corporation relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the December 2023 Class A Multiple Voting Share Private Placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Corporation’s market capitalization (as determined under MI 61-101). The Corporation did not file a material change report more than 21 days before the expected closing of the December 2023 Class A Multiple Voting Share Private Placement because the details of the participation therein by related parties to the Corporation were not settled until shortly prior to the closing, and the Corporation wished to close on an expedited basis for business reasons.

August 2024 Class A Multiple Voting Share Private Placement Offering

On August 15, 2024, the Company completed the August 2024 Class A Multiple Voting Share Private Placement Offering.

Xorax, a trust of which Zeeshan Saeed, the CEO and Co-Executive Chairman of Quantum BioPharma is a beneficiary, and Fortius, a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, is a director, purchased all the Class A Multiple Voting Shares issued pursuant to the August 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Class A Multiple Voting Share Private Placement Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the August 2024 Offering, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

Shareholder Agreement with the Company, Xorax and Fortius.

Fortius, Xorax and the Company entered into a Shareholder Agreement dated September 13, 2024 (“Shareholder Agreement”), which  prohibits unauthorized transfers of the Class A Multiple Voting Shares by either shareholder unless consent is first obtained from other shareholder.   If there is a change in control of a corporate shareholder, it is considered a non-permitted transfer unless the written consent of the other shareholder is first obtained.  Fortius and the Xorax are permitted to transfer the Class A Multiple Voting Shares to permitted transferees (as defined in the Shareholder Agreement), provided any permittee transferee must execute and delivers an Assumption Agreement, in which it agrees to be bound by the terms of the Shareholder Agreement in the same manner as if it had been an original party to the Shareholder Agreement.

Directors and Officers Liability Insurance

We maintain directors’ and officers’ liability insurance policies for the liability of our directors and officers arising out of the performance of their duties and for our liability arising out of securities claims. The policies provide coverage for a maximum total liability of C$3,000,000, and includes specific exclusions as outlined in the policy.

D&O Indemnification Agreements

See “Item 6.B. Compensation - Indemnification” for details.

Lucid Acquisition

See “Item 4.A. History and Development of the Company – Important Events in the Development of the Company’s Business – Lucid Acquisition” for further details.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our 2024 Annual Financial Statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

Dividend Distribution Policy

The Company does not currently have any dividend distribution policy. Except for the Celly Nu shares distributed in October 2023 pursuant to the Plan of Arrangement, where the Company distributed an aggregate of approximately 45,712,529 Celly Nu Shares to its Shareholders, the Company has not paid any dividends or distributions on its outstanding Class B Subordinate Voting Shares, and we have no current intention to declare dividends on our Class B Subordinate Voting Shares in the foreseeable future. Any decision to pay dividends on our Class B Subordinate Voting Shares in the future will be at the discretion of our Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that our Board may deem relevant.

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

GBB Drink Lab Litigation

On May 12, 2023, the Corporation announced receipt of a lawsuit filed in S.D. Fla. by GBB against the Corporation, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claims that its assets were, as of August 30, 2022 (prior to the misappropriation and material breach) valued at US$53,047,000. The Corporation believes the allegations are without merit and continues to defend itself in the lawsuit.

On June 23, 2023, the Corporation filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Corporation’s motion to dismiss the complaint. The Motion to Dismiss the Amended Complaint filed on June 23, 2023, has been fully briefed and is awaiting adjudication by S.D. Fla. In the meantime, on August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. Dismissed the Corporation’s request for a motion to dismiss the lawsuit.

On January 22, 2024, the Corporation filed a third-party complaint against Joseph Romano (a former director of the Company), and a counterclaim against GBB. The Corporation alleges that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Corporation plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano have denied the allegations in their respective answers.

As of March 27, 2025, the parties are finalizing documents to be used in discovery in advance of a May 1, 2025, deadline.  Under the proposed schedule, the parties are required to participate in a mediation process by June 18, 2025.  The case is expected to be trial-ready by September 2025.

Dr. Raza Bokhari

Following the contested meetings scheduled to be held on June 29, 2021, the former CEO, Dr. Raza Bokhari commenced five actions against the Company and management, which resulted in counterclaims and additional unexpected legal and operating expenses.  As at the date of the Annual Report, the status of the matters is as follows:

Wrongful Dismissal Arbitration

On July 15, 2021, the Corporation’s former CEO, Dr. Raza Bokhari, filed an arbitration notice seeking C$30.2 million for breach of contract, severance, and damages, along with C$500,000 for punitive damages and legal fees. Dr. Bokhari had been placed on administrative leave after the May 14, 2021, shareholder meeting and was terminated for cause on July 27, 2021, following an investigation by a special committee of the Board. The Company defended the arbitration and counterclaimed against Dr. Bokhari for reimbursement of expenses he directed the Company to pay himself, as well as losses the Company sustained as a result of Dr. Bokhari’s decision to authorize a series of dilutive share issuances.

The arbitration concluded in August 2022. In its 174 page Merit Award, the Justice Cunningham dismissed Dr. Bokhari’s claims in their entirety. Justice Cunningham also ordered Dr. Bokhari to repay certain monies to the Company in respect of the Company’s counterclaim, while also awarding the Company its costs of the arbitration which he subsequently fixed at approximately C$2.8 million, plus interest. The Merits Award is available at the following link: https://fsdpharma.com/wp-content/uploads/2023/05/2023-03-01-Application-Record-Applicant-FSD-Pharma-Inc.pdf.

On December 9, 2022, Dr. Bokhari sought to set aside the award, citing unfair treatment and inadequate reasoning. On October 4, 2023, the Company announced that the ONSC had dismissed Dr. Bokhari’s motion to set aside the arbitration award. Dr. Bokhari was required to put up C$150,000 as security for costs before the motion was heard, which he has forfeited. In addition, Dr. Bokhari was ordered to pay C$175,000 to cover the Company’s legal costs for his failed set aside motion.

On October 13, 2023, Dr. Bokhari served notices of motion on the Company for leave to appeal the set aside and enforcement orders issued by the ONSC on October 4, 2023. On December 1, 2023, the Company filed a petition to confirm the arbitration award in the United States District Court for Eastern District of Pennsylvania. On December 15, 2023, the Company submitted a responding party’s factum to the ONCA. On February 6, 2024, the Company announced that the ONSC affirmed judgment and awarded an additional C$5,000 in costs in light of Dr. Bokhari’s failed motion for leave to appeal. On June 27, 2024, the United States District Court for Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Bokhari. On January 24, 2025, the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant. As of the date hereof, the litigation is ongoing.

Restraining Order and Class B Subordinate Voting Share Cancellation Application

On January 21, 2021, and February 10, 2021, the Board authorized the issuance of an aggregate of 1,349,765 Class B Subordinate Voting Shares as share based awards to certain directors and officers of the Corporation, including Dr. Bokhari. Upon determining that 1,198,146 of these Class B Subordinate Voting Shares (the “Contested Shares”) had been inappropriately issued contrary to applicable laws, the Board resolved to cancel the Contested Shares on June 1, 2021, and later directed the Corporation’s transfer agent to cancel and return the Contested Shares to treasury. On July 2, 2021, Dr. Bokhari, filed an action against the Corporation seeking to prevent the Corporation from cancelling his portion of the Contested States. The motion was heard and denied on July 27, 2021. On July 21, 2021, the Corporation commenced a legal proceeding against Dr. Bokhari, former members of the Board, including James Datin, Robert Ciaruffoli, Stephen Buyer and Gerald Goldberg, Dr. Bokhari’s brokerages’ Haywood Securities Inc. and Haywood Securities (US) Inc., and the Corporation’s transfer agent. The Corporation made an application before the ONSC stating that the Contested Shares were issued contrary to section 23(2) of the OBCA and validly cancelled by resolution of the Board passed on June 1, 2021. The Corporation was able to reach an agreement with all of the former directors other than Dr. Bokhari under which they did not oppose the Corporation’s application and agreed to be bound by the decision in the application, and the Corporation agreed not to seek costs against them. Neither the Corporation’s transfer agent nor any of Dr. Bokhari’s brokerages took any position on the application. On March 8, 2022, the court issued a mixed decision in the application, permitting the Contested Share grant to Dr. Bokhari until the date of his termination but cancelling 504,888 Contested Shares relating to services that were to be provided after the date of termination.

Bokhari v. FSD Pharma Inc. Et al.

On July 2, 2021, Dr Bokhari filed an action against the Corporation, FSD BioSciences, Anthony Durkacz and Zeeshan Saeed. The case was placed in civil suspense pending resolution of arbitration. Therefore, no further activity will occur in this case unless and until the aforementioned arbitration concludes. As of the date hereof, the litigation is ongoing.

Bokhari Wrongful Means Action

In June 2023, Dr. Bokhari commenced an action against the Company and FSD Biosciences by way of notice of action issued out of the ONSC. He subsequently filed a statement of claim, of July 7, 2023 and served the notice of action and statement of claim on a former director of the Company on December 19, 2023. The action seeks USD $1.5 million in damages for intentional interference with economic relations, misrepresentation, negligence, and other causes of action to be specified in a statement of claim. We delivered a notice of intent to defend in the action on January 5, 2024, but thus far not been required to provide a statement of defense. We believe these claims are without merit.

Bokhari Employment Claim

By way of notice of action issued on May 11, 2023, Dr. Bokhari commenced an action for damages for breach of contract against the Company in the ONSC. He subsequently filed a statement of claim in which he specified the claim as a claim for USD $30.2 million in damages on the basis that the Company breached his employment agreement by not providing him notice of default before terminating his employment. On November 10, 2023, the last day on which he could do so, Dr. Bokhari served the notice of action and statement of claim on an FSD director. We served a notice of intent to defend this action on November 22, 2023 but have not been required to serve a statement of defense. We note that to the extent he wished to advance this claim, it is a claim that Dr. Bokhari should have advanced in the employment arbitration, but did not do so As such, and bearing in mind the decision the arbitrator reached in that proceeding in our view, we believe that this claim has no merit.

Cunningham Assessment Application

By notice of application dated September 26, 2023, Dr. Bokhari applied to the ONSC for an order directing an assessment of the accounts/billing rendered by Justice Cunningham in the Wrongful Dismissal Arbitration noted above. In late January 2024, Dr. Bokhari served Arbitrator Cunningham with the notice of application and a supporting affidavit sworn January 24, 2024. Under the terms of the retainer agreement between FSD, Dr. Bokhari and Justice Cunningham, FSD is jointly and severally liable for any costs Justice Cunningham might incur as a result of this proceeding. The liability exposure that FSD could have in this matter is approximately C$182,777.50, which represents half of the arbitration fees, plus any costs in defending the arbitrator To protect its interest, the Company has instructed its legal counsel to move to have the Company joined to the proceeding. We believe this claim is without merit.

As of May 7, 2024, Mr. Bokhari decided to abandon his application to have his accounts assessed.

At a hearing on November 28, 2024, the ONSC awarded the Company C$13,000 for costs. This award was released February 10, 2025, and the amount is currently outstanding. The Company appeared before the registrar on March 12, 2025, to address the collection of the award.

Bokhari Indemnification Application

On November 12, 2021, Dr. Bokhari commenced an application in the ONSC seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he commenced against FSD or in which he was named as a party by FSD. FSD denied the validity of the underlying indemnification agreement and therefore opposed the application. In April 2022, the parties agreed to allow Dr. Bokhari to adjourn the application indefinitely. Last year, Dr. Bokhari retained new counsel who indicated that it intended to pursue the application. To date that new counsel has taken no steps to do so. We believe this claim is without merit.

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

The Company’s Petition against Raza Bokhari to Confirm Arbitration Award

On December 1, 2023, the Company filed a Petition to Confirm Arbitration (the “Petition”), in the Eastern District of Pennsylvania, which seeks to (a) confirm the four awards entered in an arbitration in Ontario, Canada, in favor of the Company and against former CEO Raza Bokhari and (b) enter final judgment against Bokhari in an amount in excess of C$3,000,000. The petition was filed in the U.S. District Court for the Eastern District of Pennsylvania. Dr. Bokhari filed a response on February 9, 2024. The Company filed a response and the litigation is ongoing.

On March 31, 2024, Mr. Bokhari requested a week-long extension, which pushed the Company’s deadline of February 23, 2024, by a week. The Company filed a response on March 1, 2024.

As of May 31, 2024, the Company won the petition to confirm the arbitration awards against Dr. Raza Bokhari. As a result, on June 27, 2024, the U.S. District Court for the Eastern District of Pennsylvania confirmed the Company’s motion for entry of judgement and granted judgement in favor of the Company of approximately US$3,000,000. As of the date of this Annual Report, the Company has yet to receive payment by Dr. Bokhari.

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

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million.

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in "spoofing," an unlawful trading practice, to manipulate the market price of Quantum's shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum's share price was declining. This practice allegedly "tricked" other investors into selling their shares at lower prices, driving the company's share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD 700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants' spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

Employment Litigation

From time to time, the Company is involved with employment litigation, in the normal course of its business.

Subsequent to the resignation of two former employees of the Company (the “Former Employees”), on July 9, 2021, the Former Employees filed a joint claim against the Corporation. On September 17, 2021, the Corporation filed a motion to dismiss the claim in its entirety. On December 13, 2021, the Court granted the Corporation’s motion and dismissed the case. One of the Former Employee’s claims was dismissed with prejudice while the other was not.

On July 18, 2023, Kevin Cassidy, a former employee, sued the Company and Lucid. The claim was for wrongful dismissal and the amounts claimed were C$497,000, plus additional damages, which have not been quantified, plus interest and costs. Pleadings have been exchanged, and on January 26, 2024, Cassidy’s counsel served a motion for summary judgment.

On September 13, 2024, Cassidy entered into a settlement agreement with the Company. The terms of the settlement stipulate that a sum of C$140,000 shall be paid to Cassidy in 14 equal installments of C$10,000 each. As of the date of this Annual Report, individual payments have been successfully executed according to the schedule outlined in the settlement agreement and are in good standing.

On October 12, 2023, Dr. Sima Salahshor, a former employee, sued the Company and Lucid. The claim is for wrongful dismissal and the amounts claimed are C$97,500, plus other damages, which have not been quantified, plus interest and costs. The claim was served. This matter is at the pleadings stage and we expect that the defense will be served shortly. It is premature to estimate the likely outcome of this claim.

On August 13, 2024, Dr. Salashor entered into a settlement agreement with the Company. The terms of the settlement stipulated that a sum of C$65,000 shall be paid to Dr. Salashor. A single payment of C$65,000 was made on August 19, 2024. The company has satisfied the terms of the settlement agreement reached, and this matter is now closed effective December 31, 2024.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

Item 9. The Offer and Listing

A. Offer and Listing Details

No offering is made by this Annual Report. The Class B Subordinate Voting Shares commenced trading on the CSE on May 29, 2018, under the symbol “HUGE”. Prior to the CSE listing there was no public trading in any securities of the Company. The Class B Subordinate Voting Shares commenced trading on the Nasdaq in the United States on January 9, 2020, under the symbol “HUGE”. The Class B Subordinate Voting Shares are listed on the Frankfurt Stock Exchange under the symbol “0K9A”. Trading on the FSE market is minimal. On August 15, 2024, in connection with the 2024 Consolidation, the Company’s trading symbol was changed to “QNTM” on both the Nasdaq and CSE.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A “Offer and listing details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 1.1 to this Annual Report on Form 20-F for a summary of certain material provisions of our articles of incorporation, as amended; bylaws, as amended; and certain related sections of the OBCA. See Exhibit 1.2 to this Annual Report on Form 20-F for our articles of incorporation, as amended, and Exhibit 1.3 for our bylaws, as amended.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

The summaries provided below and elsewhere in this Annual Report are not meant to be exhaustive and are qualified in their entirety by the full text of the relevant agreements, copies of which are filed as exhibits to this Annual Report.

Celly Nu IP License Agreement,  Plan of Arrangement and Related Documents

For more information on the Celly Nu IP License Agreement, Celly Nu Amended Loan Agreement, Celly Nu Amended Security Agreement, Celly Warrant Certificate, Plan of Arrangement and related documents, please see “Item 4. Information on the Company. - A. History and Development of the Company Overview and History – Important Events in the Development of the Company’s Business” and Exhibits 4.2-4.9.

Coattail Agreement

In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class A Multiple Voting Shares, the holders of not less than 80% of the outstanding Class A Multiple Voting Shares have entered into the coattail agreement dated May 24, 2018 among the Company, Computershare Investor Services Inc., the Company’s previous registrar and transfer agent of the Company, and certain of the Shareholders holding at least 80% of the Class A Multiple Voting Shares. The Coattail Agreement contains provisions customary for dual class, publicly traded Ontario corporations designed to prevent transactions that otherwise would deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Multiple Voting Shares had been Class B Subordinate Voting Shares.

See Exhibit 2.1, “Description of Securities,” for details.

UHN License Agreement

For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Other Significant Operations and Principal Activities – Fiscal 2022 and 2023” and Exhibit 4.10.

Epitech License Agreement and Prismic Assignment Agreement

For more information, please see “Item 4. Information on the Company. – C. Organizational Structure” and Exhibits 4.13, 4.14, and 4.15.

ATM Agreement

For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Significant Developments in Fiscal 2022 and Fiscal 2023” and Exhibit 4.1.

Lucid Amalgamation Agreement and Master Agreement

The Lucid Amalgamation Agreement is the amalgamation agreement dated September 20, 2021, entered into among the Company, Lucid and a wholly owned subsidiary of the Company (“Subco”) in connection with the Lucid Acquisition. Pursuant to the Lucid Amalgamation Agreement, Lucid Psycheceuticals Inc. and Subco agreed to amalgamate into Lucid.

For more information, please see Exhibits 4.11 and 4.12.

Shareholder Agreement

For more information, please see “Item 7. Major Shareholders and Related Party Transactions –B. Related Party Transactions” and Exhibit 4.22.

Employment Agreements

The Company has entered into employment agreements with Zeeshan Saeed, its Chief Executive Officer, Anthony Durkacz its Co-Executive Chairman, Donal Carroll, its Chief Financial Officer and Dr. Andrzej Chruscinski, its Vice President, Clinical and Scientific Affairs.

For more information, please see “Exhibits 4.18-4.20.

D. Exchange Controls

The Company was formed under and subject to the laws of the Province of Ontario, Canada. Subject to the next paragraph and the disclosure under “Exhibit 2.1 - Description of Securities” below, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends or interest or other amounts to a non-resident holder of Class B Subordinate Voting Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Class B Subordinate Voting Shares of the Company. However, the Competition Act (Canada) and the Investment Canada Act (Canada) have rules regarding certain acquisitions of shares by certain persons, including non-residents, along with other requirements under that legislation.

See “Item 10. Additional Information - E. Taxation” for additional information regarding the material U.S. and Canadian federal income tax consequences relating to the ownership and disposition of our Class B Subordinate Voting Shares by U.S. Holders (as defined therein).

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Class B Subordinate Voting Shares acquired pursuant to the offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Class B Subordinate Voting Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Class B Subordinate Voting Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Class B Subordinate Voting Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Class B Subordinate Voting Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Class B Subordinate Voting Shares acquired pursuant to the offering that is for U.S. federal income tax purposes:

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

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Class B Subordinate Voting Shares acquired pursuant to the offering that is for U.S. federal income tax purposes:

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Class B Subordinate Voting Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Class B Subordinate Voting Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Class B Subordinate Voting Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Class B Subordinate Voting Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Class B Subordinate Voting Shares in connection with carrying on a business in Canada; (d) persons whose Class B Subordinate Voting Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Class B Subordinate Voting Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Class B Subordinate Voting Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Class B Subordinate Voting Shares.

Ownership and Disposition of Class B Subordinate Voting Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Class B Subordinate Voting Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Class B Subordinate Voting Shares and thereafter capital gain to the extent of the excess over the U.S. Holder’s tax basis, Capital gain will be taxed in the manner described below at “Sale or Other Taxable Disposition of Class B Subordinate Voting Shares”. The Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Class B Subordinate Voting Shares will constitute dividend income. Dividends received on Class B Subordinate Voting Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Class B Subordinate Voting Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Class B Subordinate Voting Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Class B Subordinate Voting Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Class B Subordinate Voting Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Class B Subordinate Voting Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership, and disposition of Class B Subordinate Voting Shares. The Company believes that it was a PFIC for the prior tax year ended December 31, 2024, and based on current business plans and financial expectations, the Company expects to be a PFIC for the current tax year. If the Company is a PFIC in the taxable year in which a U.S. Holder first invests in the Company, the adverse rules described below will apply indefinitely unless the Company no longer is a PFIC in a subsequent taxable year and the U.S. Holder makes a timely “purging election” as described below. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

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

If the Company were a PFIC in any tax year during which a U.S. Holder held Class B Subordinate Voting Shares, and subject to a U.S. Holder making a “QEF Election” or “Mark-to-Market Election” as described below, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Class B Subordinate Voting Shares and with respect to gain from the disposition of Class B Subordinate Voting Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Class B Subordinate Voting Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Class B Subordinate Voting Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Class B Subordinate Voting Shares ratably over its holding period for the Class B Subordinate Voting Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and the preferential tax rates applicable to capital gains or dividends received on our Class B Subordinate Voting Shares would not be available. In addition, amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge would apply at a rate applicable to underpayments. These adverse tax consequences would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Class B Subordinate Voting Shares. In addition, if a non-electing U.S. Holder who is an individual dies while owning our Class B Subordinate Voting Shares, such U.S. Holder’s successor generally would not receive a step-up in tax basis with respect to such Class B Subordinate Voting Shares, but instead would have a tax basis equal to the lower of the fair market value of such Class B Subordinate Voting Shares or the decedent’s tax basis in such Class B Subordinate Voting Shares.

QEF Election

The tax consequences described above upon a PFIC determination may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC, provided the Company provides the U.S Holder with the necessary information regarding its ordinary earnings and net capital gain. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the investment as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Class B Subordinate Voting Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered to be a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in its Class B Subordinate Voting Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Class B Subordinate Voting Shares and will not be taxed again as distributions to the U.S. Holder. Gain realized from the sale of our Class B Subordinate Voting Shares covered by a QEF election would be taxed as a capital gain and the denial of the basis step-up at death described above would not apply. Generally, a QEF election must be made by the U.S. Holder in a timely filed tax return for the first taxable year in which the U.S. Holder held our Class B Subordinate Voting Shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A separate QEF election would need to be made for any of our subsidiaries that are classified as a PFIC. A QEF election is made on IRS Form 8621.

The U.S. federal income tax on any gain from the disposition of Class B Subordinate Voting Shares or from the receipt of Excess Distributions may be greater than the tax that would apply if a timely QEF election is made. If the Company does not provide the required information with regard to the QEF election, U.S. Holders will not be able to make a QEF election and will, subject to the discussion of the mark-to-market election below, continue to be subject to the general PFIC rules as described above. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to the Company.

Mark-to-Market Election

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the general PFIC rules described above by making a timely mark-to-market election on Form 8621 (instead of a QEF election), provided the Class B Subordinate Voting Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. U.S. Holders are urged to consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the Class B Subordinate Voting Shares and deduct from gross income the decrease in the value of such shares during each of its taxable years, but with losses limited to the amount of previously recognized net gains. The U.S. Holder’s tax basis in the Class B Subordinate Voting Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. If a mark-to-market election with respect to our Class B Subordinate Voting Shares is in effect on the date of a U.S. Holder’s death, the tax basis of the Class B Subordinate Voting Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the Class B Subordinate Voting Shares. Any gain from a sale, exchange or other disposition of the Class B Subordinate Voting Shares in any taxable year in which we are a PFIC (i.e., when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If we cease to be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the Class B Subordinate Voting Shares would be classified as a capital gain or loss. The Class B Subordinate Voting Shares should be marketable stock as long as they are listed on the Nasdaq and are regularly traded. A mark-to-market election will not apply to the Class B Subordinate Voting Shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we again become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election.

Purging Election

If we are a PFIC at any time when a U.S. Holder holds our Class B Subordinate Voting Shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds our Class B Subordinate Voting Shares even if we cease to meet the PFIC gross income test or asset test in a subsequent year. However, if we cease to meet these tests, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election (a Purging Election) to recognize gain by making a “deemed sale” election with respect to all of the U.S. Holder’s Class B Subordinate Voting Shares and have such Class B Subordinate Voting Shares deemed to be sold at their fair market value on the last day of the last taxable year during which we were a PFIC. Under another type of purging election, the Company will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of the Company’s earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make this second election, the Company must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (which may not be the case, but please see the Controlled Foreign Corporation section below). The shareholder makes a purging election under Code section 1298(b)(1) and regulations section 1.1298–3 on IRS Form 8621 attached to the shareholder’s tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298–3(e) (late purging election) on Form 8621-A. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for our Class B Subordinate Voting Shares for purposes of the PFIC rules. After the Purging Election, the Class B Subordinate Voting Shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

 Each U.S. person who is a shareholder of a PFIC generally must file an annual report (on IRS Form 8621) with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

 U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Class B Subordinate Voting Shares, and the availability of certain U.S. tax elections under the PFIC rules.

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

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends, and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Class B Subordinate Voting Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange, or other taxable disposition of Class B Subordinate Voting Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Class B Subordinate Voting Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Class B Subordinate Voting Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this foreign tax credit limitation is calculated and applied separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Class B Subordinate Voting Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Class B Subordinate Voting Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF CLASS B SUBORDINATE VOTING SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date of this Annual Report, the material Canadian federal income tax considerations generally applicable to a Shareholder who is a beneficial owner of our Class B Subordinate Voting Shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, Class B Subordinate Voting Shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the Class B Subordinate Voting Shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (6) holds the Class B Subordinate Voting Shares as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their own tax advisors for advice having regards to their particular circumstances.

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

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the Class B Subordinate Voting Shares must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited on the Class B Subordinate Voting Shares or deemed to be paid or credited on the Class B Subordinate Voting Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Class B Subordinate Voting Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to the full benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Class B Subordinate Voting Share, unless the Class B Subordinate Voting Share is “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the Class B Subordinate Voting Shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the Class B Subordinate Voting Shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which currently includes the CSE and the Nasdaq, unless at any particular time during the 60-month period that ends at that time the following two conditions are met concurrently:

•	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length for purposes of the Canadian Tax Act, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
•	more than 50% of the fair market value of the Class B Subordinate Voting Shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, a property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, Class B Subordinate Voting Shares could be deemed to be “taxable Canadian property” to a Non-Canadian Holder. Non-Canadian Holders whose Class B Subordinate Voting Shares are, or may constitute, “taxable Canadian property” should consult their own tax advisors.

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

We maintain a corporate website at https://www.quantumbiopharma.com. We intend to post our Annual Report on Form 20-F on our website promptly following its filing with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

We operate primarily in Canada, the United States, and Australia. Therefore, we are exposed to foreign currency risk associated with our expenses outside of Canada. We do not use financial derivative instruments to manage this market risk.

Interest Rate Risk

None of the Company’s long-term debts contain interest rate provisions that may be subject to fluctuations in market interest rates. As such, the Company does not have a significant interest rate risk or has entered into any financial instruments to mitigate such risk.

We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. For more information, see “Item 4.A - Information on the Company”.

Cryptocurrency Risk

The Company holds certain cryptocurrency assets, which exposes us to risks associated with the volatility of cryptocurrency markets. The value of these holdings is subject to significant fluctuations due to changes in market conditions, investor sentiment, regulatory developments, and technological changes. Cryptocurrencies are inherently speculative and may experience periods of illiquidity, which could impact our ability to convert these holdings into cash when required. Additionally, the regulatory environment for cryptocurrencies is evolving and may result in changes that could adversely affect the value or usability of our cryptocurrency holdings. We do not currently engage in hedging transactions to mitigate these risks.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.-D.

Not applicable.

E. Use of Proceeds

See the 2024 Annual MD&A attached hereto as Exhibit 15.1.

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

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this annual report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with IFRS.

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, and concluded that it was effective.

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

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert.

Our Board has determined that Dr. Eric Hoskins, the Chair of the Audit Committee of our Board, is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the listing standards of Nasdaq. Mr. Hoskins meets the standards of independence applicable to audit committees under Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq.

Item 16B. Code of Ethics.

We have adopted the Code that is applicable to all of our directors, executive officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. A copy of the Code is available on our website at https://www.quantumbiopharma.com.

During 2024, except for the CEO Mortgage Loan, no provision of the Code applicable to our principal executive officer, principal financial officer, principal accounting officer or controller was amended (other than technical, administrative, or other non-substantive amendments), nor did we grant any waiver (including an implicit waiver) of any provision of the Code to any such officer. During the first quarter of 2025, Mr. Saeed had fully settled his CEO Mortgage Loan, and currently has no other outstanding debt owed to the Company as of the date of this Annual Report.

We intend to disclose any amendments to the Code applicable to our principal executive officer, principal financial officer, principal accounting officer or controller (other than technical, administrative, or other non-substantive amendments) and any waiver of the Code for any such officer on our website within five business days following the date of the amendment or waiver. We expect to maintain any such disclosure on our website for a period of at least twelve months from the date of posting.

Item 16C. Principal Accountant Fees and Services.

MNP LLP, auditors of the Company since November 29, 2019, served as our independent registered public accounting firm for the years ended December 31, 2024, 2023 and 2022. The following table provides a summary of the fees for professional services rendered by MNP for the years ended December 31, 2024, and 2023:

PCAOB ID:1930

Mississauga, Canada

Auditors’ Fees

The following table sets forth the fees billed by the Company’s auditor during the years ended December 31, 2024, and December 31, 2023:

Fee	2024	2023
Audit Fees(1)	C$363,335	C$380,138
Audit-Related Fees(2)	C$0	C$57,432
Tax Fees(3)	C$59,488	C$63,990.28
All Other Fees(4)	C$53,200	$57,432
Total	C$476,023	$558,503

Notes

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On January 12, 2023, the Board authorized the 2023 NCIB, pursuant to which the Company was able to repurchase for cancellation up to 1,925,210 Class B Subordinate Voting Shares, being approximately 5% of the Company’s issued and outstanding Class B Subordinate Voting Shares as of January 12, 2023, over a 12-month period. The 2023 NCIB commenced on January 18, 2023, and was terminated on January 12, 2024. Under the 2023 NCIB, the Company repurchased for cancellation 1,904,700 Class B Subordinate Voting Shares at an average price of approximately C$2.11 per Class B Subordinate Voting Shares. All Class B Subordinate Voting Shares were repurchased through the facilities of the CSE at the prevailing market price on the CSE at the time of repurchase.

The following table specifies the number of shares purchased by the Company under the 2023 NCIB:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (C$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

Month #1 (January 1, 2023 - January 31, 2023)	289,600	1.39	289,600	1,635,610

Month #2 (February 1, 2023 - February 28, 2023)	1,328,700	2.27	1,618,300	306,910

Month #3 (March 1, 2023 - March 31, 2023)	286,400	2.10	1,904,700	20,510

Month #4 (April 1, 2023 - April 30, 2023)	-	-	1,904,700	20,510

Month #5 (May 1, 2023 - May 31, 2023)	-	-	1,904,700	20,510

Month #6 (June 1, 2023 - June 30, 2023)	-	-	1,904,700	20,510

Month #7 (July 1, 2023 - July 31, 2023)	-	-	1,904,700	20,510

Month #8 (August 1, 2023 - August 31, 2023)	-	-	1,904,700	20,510

Month #9 (September 1, 2023 - September 30, 2023)	-	-	1,904,700	20,510

Month #10 (October 1, 2023 - October 31, 2023)	-	-	1,904,700	20,510

Month #11 November 1, 2023 - November 30, 2023	-	-	1,904,700	20,510

Month #12 (December 1, 2023 - December 31, 2023)	-	-	1,904,700	20,510

Month #13 (January 1, 2024 - January 12, 2024)	-	-	1,904,700	20,510

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Company is a foreign private issuer, and its Class B Subordinate Voting Shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Set forth below is a brief summary of such differences:

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

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of Shareholders and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

All of the Company’s executives, other employees and directors are subject to the Company’s Insider Trading and Blackout Period Policy, which prohibits trading in the Company’s securities while in possession of material undisclosed information about the Company. The Insider Trading and Blackout Period Policy is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Company permits executives, including the NEOs, to trade in the Company’s securities only during prescribed trading windows.

A copy of the Insider Trading and Blackout Period Policy, as currently in effect, is filed as Exhibit 11.1 to this Annual Report.

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

We have not experienced any cybersecurity incidents that have been determined to be material in the past, however, like other biopharmaceutical companies, we have experienced cybersecurity incidents and may continue to experience them in the future. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to “Item 3. Key information - D. Risk Factors” in this Annual Report on Form 20-F.

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

Our CFO and our management committee on cybersecurity, and outside consultants, who collectively possess significant experience in evaluating, managing, and mitigating security and other risks, including cybersecurity risks, are primarily responsible for assessing and managing our material risks from cybersecurity threats.

Our CFO and our management committee on cybersecurity oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our CFO and representatives from our management committee on cybersecurity are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following:

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-42 appearing at the end of this Annual Report on Form 20-F following the signature page.

Item 19. Exhibits.

1.1	Articles of Amalgamation of the Company dated November 1, 1998, as amended (incorporated by reference to Exhibit 99 in FS Pharma Inc.’s Form 6-K filed with the SEC on May 31, 2022).
1.2

Certificate of Amendment and Articles of Amendment of the Company issued by the Ontario Ministry of Public and Business Service Delivery on August 6, 2024 (incorporated by reference from Exhibit 3.1 in the Company’s Current Report on Form 6-K filed with the SEC on August 16, 2024).

1.3	Amended and Restated By-Law Number and Bylaw 2 (incorporated by Exhibit 2.2 in the Company’s Annual Report on Form 20-K filed with the SEC on April 2, 2024).
2.1*	Description of Securities.
2.2*	Form of Unsecured Convertible Debentures issued to investors in December 2024 and January 2025 private offerings.
2.3*	Form of Class B Common Stock Purchase warrants issued to investors in December 2024 and January 2025 private offerings.
2.4

Coattail Agreement dated May 24, 2018, by and among the Company, Computershare Trust Company of Canada and each of the individuals listed on Schedule A thereto (incorporated by reference to Exhibit 99.18 in the Company’s Report on Form 40-F filed with the SEC on December 6, 2019).

4.1

At the Market Offering Agreement dated February 16, 2024 between the Company and H.C. Wainwright Co. LLC (incorporated by reference to Exhibit 10.1 in the Company’s Form 6-K filed with the SEC on February 20, 2024).

4.2

Celly Nu Arrangement Agreement dated as October 4, 2023 by and between the Company and Celly Nutrition Corp. (incorporated by reference to Exhibit 4.2 in the Company’s Form 20-F filed with the SEC on April 2, 2024).

4.3

Amended and Restated Exclusive Intellectual Property License Agreement dated August 14, 2024 by and between the Company, Celly Nutrition Corp., a British Colombia corporation and Lucid PsycheCeuticals, Inc., an Ontario corporation (incorporated by reference to Exhibit 4.1 in the Company’s Form 6-K filed with the SEC on August 27, 2024).

4.4

Intellectual Property Purchase Agreement dated October 2, 2023 by and between the Company and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 4.2 in the Company’s Form 6-K filing with the SEC on August 27, 2024).

4.5

Amended and Restated General Loan Agreement, dated as of April 3, 2024 by and between Celly Nutrition Corp., a British Colomubia corporation in favor of the Company (incorporated by reference to Exhibit 4.3 in the Company’s Form 6-K filed with the SEC on August 27, 2024).

4.6

Amended and Restated General Security Agreement dated as of April 3, 2024 made by an between Celly Nutrition Corp., a British Colombia corporation in favor of the Company (incorporated by reference to Exhibit 4.4 in the Company’s Form 6-K filed with the SEC on August 27, 2024).

4.7

Exclusive Intellectual Property Agreement dated July 31, 2023, by and between the Company, Celly Nutrition Corp. and Lucid PsycheCeuticals, Inc. (incorporated by reference to Exhibit 4.3 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024).

4.8

Warrant Certificate dated July 31, 2023 granted to the Company’s to purchase shares of common stock of Celly Nutrition Corp. (incorporated by reference to Exhibit 4.4 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024)

4.9

Celly Nu Loan Agreement and Celly Nu Security Agreement dated as of July 31, 2023 by and between Celly Nutrition Corp and the Company (incorporated by reference to Exhibit 4.5 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024)

4.10

Exclusive License Agreement dated May 19, 2021 by and between Lucid PsycheCeuticals Inc. and the University Health Network (incorporated by reference to Exhibit 4.19 in the Company’s Form 20-F filed with the SEC on March 31, 2023).

4.11

Master Agreement dated August 25, 2021, by and among the Company, 2861435 Ontario Inc. and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 99.1 in the Company’s Form 6-K filed with the SEC on September 21, 2021).

4.12

Amalgamation Agreement dated September 20, 2021, by and among the Company, 2861435 Ontario Inc. and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 99.2 in the Company’s Form 6-K filed with the SEC on September 21, 2021).

4.13

Amended and Restated License Agreement dated January 8, 2020, by and between the Company and Epitech Group SPA (incorporated by reference to Exhibit 99.1 in the Company’s form 6-K filed with the SEC on March 18, 2020).

4.14

First Amendment to the Restated License Agreement dated July 9, 2020 by and between the Company and Epitech Group SPA (incorporated by reference to Exhibit 4.4 in the Company’s Form 20-F filed with the SEC on March 31, 2023).

4.15

Assignment Agreement dated June 28, 2019 by and between the Company and Prismic Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F filed with the SEC on March 31, 2023).

4.16†	the Company Equity Incentive Plan dated May 16, 2022 (incorporated by reference from Exhibit 4.18 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †

4.17†	the Company Stock Option Plan dated February 9, 2018 (incorporated by reference to Exhibit 99.9 in the Company’s Form 40-F filed with the SEC on December 6, 2019). †
4.18 †	Employment Agreement dated July 26, 2021 by and between Anthony Durkacz (incorporated by reference to Exhibit 4.15 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †
4.19 †	Employment Agreement dated July 26, 2021, and between the Company And Zeeshan Saeed (incorporated by reference to Exhibit 4.16 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †
4.20†	Employment Agreement dated August 29, 2021 by and between the Company and Donal Carroll (incorporated by reference to Exhibit 4.17 in the Company’s Form 20-F filed with the SEC on March 31, 2023).†
4.21 †

Employment Agreement dated March 21, 2023 by and between the Company and Dr. Andrezj Chruscinski (incorporated by reference to Exhibit 4.19 in the Company’s Form 20-F filed with the SEC on March 31, 2023).

4.22*	Shareholder Agreement dated September 13, 2024 by and between Fortius Research and Trading Corp., Xorax Family Trust and the Company.
4.23*	Form of Secured Convertible Debentures issued to investors in January 2025 private offering.
4.24*	Form of General Security Agreement issued to investors in January 2025 private offering.
4.25*	Form of Agency and Interlender Agreement issued to investors in January 2025 private offering.
8.1*	List of subsidiaries of the Registrant.*
11.1*	Insider Trading and Blackout Period Policy*
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for three months ended and fiscal years ended December 31, 2024 and 2023
15.2*	Consent of Independent Auditor
97.1*	Quantum BioPharma Ltd. Clawback Policy
99.1	Audit Committee Charter (incorporated by reference to Exhibit 99.1 in the Company’s Form 20-F filed with the SEC on March 31, 2023).
101.1*	Interactive Data File.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101 LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

† Indicates a management contract or any compensatory plan, contract, or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Quantum BioPharma Ltd.

By:	/s/ Zeeshan Saeed
Name:	Zeeshan Saeed
Title:	Chief Executive Officer
Date:	March 27, 2025

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Consolidated financial statements

For the years ended December 31, 2024, 2023, and 2022

[expressed in United States dollars]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[expressed in United States dollars]

As at		December 31,	December 31,
		2024	2023
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		5,995,872	2,757,040
Other receivables	4	374,678	228,764
Prepaid expenses and deposits	5	69,036	155,413
Finance receivables, net	6	3,432,340	7,187,988
Investments	7	1,202,349	756,100
Inventory	8	117,242	-
Digital assets	9	861,230	-
		12,052,747	11,085,305

Non-current assets
Equipment, net		76,894	87,583
Long-term investments	7	2,224	6,049
Right-of-use asset, net		53,488	32,838
Finance receivables, net	6	-	907,366
Intangible assets, net	10	4,933,871	5,355,687
Total assets		17,119,224	17,474,828

LIABILITIES
Current liabilities
Trade and other payables	11,22	4,362,068	4,195,029
Lease obligations		53,780	38,650
Warrants liability	12	212,002	31,338
Derivative liabilities	14	280,000	-
Deferred income	21	1,000,000	-
Notes payable	13	619,029	300,549
Convertible debentures	14	152,113	-
		6,678,992	4,565,566

Total liabilities		6,678,992	4,565,566

SHAREHOLDERS' EQUITY
Class A Multiple Voting Share capital	15	151,701	151,622
Class B Subordinate Voting Share capital	15	150,318,624	137,626,863
Warrants	15	1,997,759	2,723,356
Contributed surplus		31,072,543	30,225,741
Foreign exchange translation reserve		50,795	417,341
Accumulated deficit		(172,110,884)	(157,908,160)
Equity attributable to shareholders of the Company		11,480,538	13,236,763
Non-controlling interests	17	(1,040,306)	(327,501)
		10,440,232	12,909,262
Total liabilities and shareholders’ equity		17,119,224	17,474,828

Commitments and contingencies	21
Subsequent events	27
On behalf of the Board:

"Signed"		"Signed"
Director - Zeeshan Saeed		Director - Eric Hoskins

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FS PHARMA INC.)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[expressed in United States dollar, except number of shares]

		2024	2023	2022
For the years ended December 31,	Notes	$	$	$

Expenses
General and administrative	19	9,410,097	9,032,724	14,450,094
External research and development fees		6,083,378	3,859,178	6,910,844
Share-based payments	16	152,214	3,835,475	1,531,258
Depreciation and amortization	10	490,571	2,506,316	4,537,415
Impairment loss	10	-	4,555,805	-
Total operating expenses		16,136,260	23,789,498	27,429,611

Loss from operations		(16,136,260)	(23,789,498)	(27,429,611)

Interest income	20	(572,891)	(786,363)	(367,735)
Other income		(3,989)	-	-
Finance expense, net		33,017	299	48,822
Accretion expense	14	14,560	-	-
Gain on settlement of debt		(732,417)	-	-
Gain on measurement of financial liability		-	(4,939,015)	(119,453)
Gain on change in fair value of derivative liabilities and warrant liability	12,14	(104,483)	(212,256)	(521,809)
Unrealized loss on change in fair value of digital assets	9	141,770	-	-
Loss on changes in fair value of investments	7	3,702	378,425	234,226
Net loss from operations		(14,915,529)	(18,230,588)	(26,703,662)

Net income from discontinued operations	24	-	-	3,096,834
Net loss		(14,915,529)	(18,230,588)	(23,606,828)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain (loss) on translation of foreign operations		(366,546)	(235,260)	412,989
Comprehensive loss		(15,282,075)	(18,465,848)	(23,193,839)

Net loss attributable to:
Equity owners of the Company		(14,202,724)	(17,902,179)	(23,606,828)
Non-controlling interests	17	(712,805)	(328,409)	-
		(14,915,529)	(18,230,588)	(23,606,828)

Net (loss) per share
Basic and diluted - continuing operations	18	$(13.12)	$(29.93)	$(44.81)
Basic and diluted - discontinued operations		$-	$-	$5.20

Weighted average number of shares outstanding – basic and diluted	18	1,136,922	609,056	595,883

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FS PHARMA INC.)

CONSOLIDATED ISTATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2024, 2023, and 2022

[expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2021	2	151,588	622,319	152,173,089	107,028	5,137,417	22,583,649	—	239,612	(126,154,317)	54,131,038
Share repurchase [note 15]	—	—	(30,766)	(7,523,117)	—	—	—	—	—	5,596,880	(1,926,237)
Share-based payments [note 16]	—	—	2,433	169,500	—	—	1,361,758	—	—	—	1,531,258
Share cancellation [note 15]	—	—	(7,768)	(1,752,090)	—	—	1,752,090	—	—	—	—
Warrants expired [note 15]	—	—	—	—	(7,303)	(2,995,017)	2,995,017	—	—	—	—
PSUs converted to shares [note 15,16]	—	—	6,154	191,590	—	—	(191,590)	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	—	412,989	(23,606,828)	(23,193,839)
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400	28,500,924	—	652,601	(144,164,265)	30,542,220

Initial recognition of non-controlling interests	—	—	—	—	—	—	—	(24,467)	—	(40,583)	(65,050)
Plan of arrangement [note 15]	—	34	1	—	—	—	—	8,673	—	(8,673)	34
Share repurchase [note 15]	—	—	(29,303)	(7,165,356)	—	—	—	—	—	4,207,540	(2,957,816)
Share-based payments [note 16]	—	—	555	36,000	—	—	2,410,010	16,702	—	—	2,462,712
Share options exercised [note 15]	—	—	323	33,247	—	—	(13,000)	—	—	—	20,247
PSUs converted to shares [note 15,16]	—	—	41,848	1,464,000	—	—	(1,464,000)	—	—	—	—
Warrants issued [note 15]	—	—	—	—	61,154	1,372,763	—	—	—	—	1,372,763
Warrants expired [note 15]	—	—	—	—	(2,047)	(791,807)	791,807	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	(328,409)	(235,260)	(17,902,179)	(18,465,848)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262

Shares issued [note 15]	10	79	1,384,783	10,670,539	—	—	—	—	—	—	10,670,618
Shares for debt [note 15,16]	—	—	301,423	1,990,213	—	—	—	—	—	—	1,990,213
Share-based payments [note 16]	—	—	—	—	—	—	152,214	—	—	—	152,214
Warrants issued [note 14, 15]	—	—	—	—	80,000	—	—	—	—	—	—
Warrants expired [note 15]	—	—	—	—	(20,770)	(286,189)	286,189	—	—	—	—
Warrants cancelled [note 15]	—	—	—	—	(7,692)	(439,408)	439,408	—	—	—	—
RSU converted to shares [15,16]	—	—	7,500	31,009	—	—	(31,009)	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	(712,805)	(366,546)	(14,202,724)	(15,282,075)
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

[expressed in United States dollar]

	2024 $	2023 $	2022 $
Operating activities
Net loss from continuing operations	(14,915,529)	(18,230,588)	(26,703,662)
Add (deduct) items not affecting cash
Depreciation and amortization	490,571	2,506,316	4,534,586
Interest expense	9,343	24,288	63,411
Accretion expense	14,560	—	—
Share-based payments	152,214	3,835,475	1,531,258
Change in fair value of investments	3,702	378,425	234,226
Change in fair value of derivative liabilities	(104,483)	(212,256)	(521,809)
Unrealized foreign exchange (gain) loss	(1,692,842)	(383,514)	934,100
Unrealized loss on change in fair value of digital assets	141,770	—	—
Gain on settlement of debt	(732,417)	—	—
Gain on measurement of financial liability	—	(4,939,015)	(119,453)
Impairment loss	—	4,555,805	—
Gain on net investment in lease	—	—	(22,619)
Changes in non-cash working capital balances
Finance receivables	4,663,014	(663,698)	(7,431,656)
Other receivables	(145,914)	159,585	215,175
Prepaid expenses and deposits	86,377	316,724	795,930
Note receivable	—	(224,610)	—
Inventory	(117,242)	—	—
Deferred income	1,000,000	—	—
Trade and other payables	4,270,397	2,049,799	(699,778)
Cash used in continuing operating activities	(6,876,479)	(10,827,264)	(27,190,291)
Cash used in discontinued operating activities	—	—	(1,142,982)
Cash used in operating activities	(6,876,479)	(10,827,264)	(28,333,273)

Investing activities
Redemption of investments	6,189,077	—	—
Purchase of investments	(6,689,636)	(744,500)	(401,612)
Purchase of equipment	—	—	(113,958)
Additions to intangible assets	—	—	(250,000)
Net cash upon control of subsidiary	—	31,783	—
Purchases of digital assets	(1,003,000)	—	—
Proceeds from sale of investments	—	443,138	158,036
Cash (used in) continuing investing activities	(1,503,559)	(269,579)	(607,534)
Cash provided by discontinued investing activities	—	—	12,730,942
Cash (used in) provided by investing activities	(1,503,559)	(269,579)	12,123,408

Financing activities
Share repurchase	—	(2,957,816)	(1,926,237)
Proceeds from issuance of shares, net	10,670,618	34	—
Proceeds from convertible debentures	702,700	—	—
Payment of lease obligation	(63,586)	(189,054)	(143,071)
Share options exercised	—	20,247	—
Proceeds from loans	309,138	—	—
Cash provided by (used in) continuing financing activities	11,618,870	(3,126,589)	(2,069,308)
Cash provided by (used in) financing activities	11,618,870	(3,126,589)	(2,069,308)

Net increase (decrease)	3,238,832	(14,223,432)	(18,279,173)
Cash and cash equivalents, beginning of the year	2,757,040	16,980,472	35,259,645
Cash and cash equivalents, end of the year	5,995,872	2,757,040	16,980,472

Non-cash transactions
Shares issued for debt	1,990,213	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

1. Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential property.

The Company’s registered office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, Quantum received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The consolidated financial statements incorporate the assets and liabilities of Celly as of December 31, 2024, and the results of operations and cash flows for the years ended December 31, 2024, and 2023 [Note 2(c) and (viii)]. As of December 31, 2024, the Company had a 22.95% (December 31, 2023 - 26.15%) ownership interest in Celly through common shares held in Celly.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Subsidiaries

These consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at	Ownership percentage as at
Entity Name	Country	December 31, 2024	December 31, 2023	December 31, 2022
		%	%	%
FSD Biosciences Inc.	USA	100.00	100.00	100.00
Prismic Pharmaceuticals Inc.	USA	100.00	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00	100.00
Celly Nutrition Corp.	Canada	22.95	26.15	-
Huge Biopharma Australia Pty Ltd	Australia	100.00	-	-

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

2. Basis of presentation

[a] Statement of compliance

These consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below have been consistently applied to all periods presented, unless otherwise noted.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on March 24, 2025.

[b] Functional currency and presentation currency

The consolidated financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These consolidated financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

[c] Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

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

The following include items requiring critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

[i] Going concern

Judgement is required in determining if disclosure of a material uncertainty related to events or conditions which might cast significant doubt on the Company’s ability to continue as a going concern is required in the notes to the consolidated financial statements. In management’s judgement, such disclosure is not required. This judgement is dependent on management’s expectations of future net cash flows, existing borrowing capacity and financial obligations in the next 12 months.

Although during the year ended December 31, 2024, the Company had a loss from operations and negative cash flows from operation activities, the Company was able to secure debt and equity financing to fulfill its operational needs.  Based on management’s expectations of future net cash flows, management has applied judgement that there is no material uncertainties related to events or conditions that may cast substantial doubt on the Company’s ability to continue as a going concern.

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

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

[vi] Functional currency

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

[vii] Disclosure of interests in other entities

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only held 22.95% of the voting rights as of December 31, 2024 (December 31, 2023 – 26.15%). The Company concluded that it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, held a combined 56.83% (December 31, 2023 - 52.05%) of the voting rights of Celly. In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained from July 31, 2023, through December 31, 2024.

Celly is significantly dependent on the Company as a result of the License Agreement and the loan. The NCI component of Celly is included as a separate component in equity (Note 17).

[viii] Derivative liability in Convertible Debenture

The estimates and judgements made in relation to the fair value of derivative liabilities are subject to measurement uncertainty. The valuation technique used to determine the fair value requires inputs that involve assumptions and judgement such as the credit risk of the Company, volatility of the Company, probability of default event and foreign exchange rate. Such judgement and assumptions are inherently uncertain. Changes in these assumptions will affect the fair value of the derivative liability.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

[ix] Measurement of digital assets, at fair value less costs to sell:

Digital assets consist of electronic currency, coins, or alternative cryptocurrency coins (altcoins) - a type of currency only available in digital form.

There are inherent and higher risks to digital assets including the risk associated with traditional securities, which include significant price volatility, the loss of the digital assets, fraud, and high transaction fees.

Where the fair values of digital assets recorded on the consolidated statements of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Changes in estimates and assumptions about these inputs could affect the reported fair value.

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Digital assets at fair value

Digital coins and digital tokens held by the Company are carried at fair value. The Company determines the fair value of such digital coins and digital tokens using the closing price on the valuation date provided by the custodian that the Company uses for holding these digital assets.

To determine the fair value of a particular digital asset, the Company relies on its custodian as the primary source for price information, which management considers as approximate fair value. Unlike traditional methods that involve assessing multiple exchanges and applying specific criteria, the Company uses the custodian’s published price data directly as the relevant and reliable source for determining fair value. This approach aligns with the Company’s operational and reporting practices.

The Company evaluates the principal markets annually and conducts a quarterly analysis to determine if any changes in the principal market are required.

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

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the consolidated statements of loss and comprehensive loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

•	Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalent	Amortized cost
Digital assets	Fair value through profit or loss
Investments	Fair value through profit or loss
Finance receivables	Amortized cost
Trade and other payables	Amortized cost
Warrants liability	Fair value through profit or loss
Notes payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	Fair value through profit or loss

•	Impairment of financial assets

•	Finance receivables

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

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

[g] Share-based Compensation

Share options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Share options, performance share units (“PSUs”), restrictive units (“RSUs”) and warrants awarded to employees are accounted for using the fair value method. The fair value of the share options, PSUs, RSUs and warrants granted are recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value of share options and warrants are calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. The fair value of PSUs is calculated using market share prices at the date of grant.

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

[k] Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

[l] Warrants

The Company follows the relative fair value method with respect to the measurement of common shares and warrants issued as private placement units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in contributed surplus. Unit proceeds are allocated to common shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Upon expiration of warrants, the amount applicable to expired warrants is left in contributed surplus.

[m] Convertible debentures

The Company issues convertible debentures which can be converted into common shares at the option of the holder, at a fixed conversion price denominated in Canadian dollars.

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using a valuation model. The carrying amount of the convertible debenture (host debt) will be recognized as the difference between the total proceeds received from the issuance and the fair value of the derivative liability. Any directly attributable transaction costs are allocated to the derivative liability and host contract in proportion to their initial carrying amounts.

[n] Inventories

Inventories consist of purchased finished goods and raw materials that will be used in the manufacturing of finished goods. The cost of raw materials inventory is determined on a first-in, first-out basis. The cost of finished goods are valued at the lower cost or net realizable value. The inventories balance is included in these financial statements as part of the Company’s investment in Celly (Note 17).

New standards, amendments and interpretations adopted by the Company

Amendment to IAS 1, Presentation of Financial Statements, Issued but not yet effective

IAS 1 was amended in January 2020 to address inconsistences with how entities apply the standard over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier adoption is permitted. The Company adopted this amendment as of the effective date, and there were no material changes upon adoption.

IFRS 16 – Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The amendment did not have a material impact on the consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the consolidated financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

4. Other receivables

The Company’s other receivables are comprised of the following as at:

	December 31, 2024	December 31, 2023
	$	$
Sales tax recoverable	367,480	209,550
Interest receivable	156	15,511
Other receivables	7,042	3,703
	374,678	228,764

5. Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	December 31, 2024	December 31, 2023
	$	$
Research and development	26,348	30,705
Insurance	36,162	60,999
Other prepaids and deposits	6,526	63,709
	69,036	155,413

6. Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses. Finance receivables for the following years are as follows:

$
Balance – December 31, 2022	7,431,656
Additions	1,021,489
Add: Interest income	568,919
Less: Interest payments	(597,986)
Less: Principal payments	(526,107)
Effects of foreign exchange	197,383
Balance – December 31, 2023	8,095,354
Additions	2,300,368
Add: Interest income	513,925
Less: Interest payments	(490,277)
Less: Principal payments	(6,632,290)
Effects of foreign exchange	(354,740)
Balance – December 31, 2024	3,432,340
Current	3,432,340
Non-current	-
Balance – December 31, 2024	3,432,340

Allowances for expected credit losses as at December 31, 2024, were $nil (December 31, 2023 - $nil). Finance receivables earn fees at fixed rates between 6%-8% per annum and have an average term to maturity of one year from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property, except for the loan issued to a related party (Note 22). Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Finance receivables include the following as at December 31, 2024:

$
Minimum payments receivable	3,250,668
Unearned income	181,672
Net investment	3,432,340
Allowance for credit losses	—
Finance receivables, net	3,432,340

As at December 31, 2024, all loans were classified at amortized cost.

7. Investments

The following tables outline changes in investments during the years:

Entity	Instrument	Note	Balance at December 31, 2023	Additions	Redemptions	Change in fair value through profit or loss	Effects of foreign exchange	Balance at December 31, 2024
			$	$		$	$	$
A2ZCryptoCap Inc.	Shares	(i)	6,049	—	—	(3,702)	(123)	2,224
Royal Bank of Canada	GIC	(ii)	756,100	—	(738,000)	—	(18,100)	—
Royal Bank of Canada	GIC	(iii)	—	2,955,610	(2,934,760)	—	—	20,850
Bank of Montreal	GIC	(iv)	—	500,000	(500,000)	—	—	—
Meridian	GIC	(v)	—	3,234,026	(2,016,317)	—	(36,210)	1,181,499
			762,149	6,689,636	(6,189,077)	(3,702)	(54,433)	1,204,573

						Current		1,202,349
						Non-Current		2,224
								1,204,573

Entity	Instrument	Note	Balance at December 31, 2022	Proceeds from sale	Additions	Change in fair value through profit or loss	Effects of foreign exchange	Balance at December 31, 2023
			$	$	$	$	$	$
Solarvest BioEnergy Inc.	Shares	(vi)	221,490	—	—	(221,490)		—
Solarvest BioEnergy Inc.	Convertible debenture	(vi)	177,192	—	—	(177,192)	—	—
A2ZCryptoCap Inc.	Shares	(i)	10,632	—	—	(4,583)	—	6,049
Lions Bay Fund	Shares	(vii)	418,298	443,138	—	24,840	—	—
Royal Bank of Canada	GIC	(ii)	—	—	744,500	—	11,600	756,100
			827,612	443,138	744,500	(378,425)	11,600	762,149

					Current			756,100
					Non-Current			6,049
								762,149

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

(i) A2ZCryptoCap Inc. (“A2Z”)

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at December 31, 2024, the fair value of the shares was determined based on the quoted market price of the shares of C$0.04 per share (December 31, 2023 – C$0.10). The shares have been classified as level 1 within the fair value hierarchy – quoted market price.

(ii) On August 9, 2023, the Company purchased a Guaranteed Investment Certificate (“GIC”) in the amount of C$744,500 from Royal Bank of Canada (“RBC”) with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC’s Prime Interest Rate minus 2.00%. During the year ended December 31, 2024, the Company redeemed the full amount for gross proceeds of $738,000. The balance outstanding as at December 31, 2024 is $nil.

iii) During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of December 31, 2024, the total balance outstanding was C$30,000 as three GICs out of the four were effectively redeemed prior to maturity.

iv) During the year ended December 31, 2024, the Company purchased a GIC in the amount of USD$500,000 from Bank of Montreal (“BMO”) with a maturity date of October 11, 2024. The GIC paid a variable interest rate of 4.50% per annum. As of December 31, 2024, the total balance outstanding is $nil as the entire amount was redeemed at maturity

(v) During the year ended December 31, 2024, the Company purchased three GICs for a total amount of C$4,520,000 from Meridian Credit Union (“Meridian”) with maturity dates ranging from December 21, 2024, to March 25, 2025. The GICs pay variable interest ranging from 3.52% to 3.78% per annum. As of December 31, 2024, the total balance outstanding was C$1,700,000 as C$2,820,000 was redeemed at maturity.

(vi) Solarvest BioEnergy Inc. (“Solarvest”)

The Company held 3,000,000 common shares of Solarvest and a convertible debenture with a principal amount of C$2,400,000, which matured on May 31, 2024. The convertible debenture can be converted into common shares of Solarvest at a price of $1.00 per share.

As at December 31, 2023 and 2024, the fair value of the shares was determined to be $nil given the halt in trading of Solarvest’s shares as a result of the entity failing to maintain a transfer agent and due to the significant financial and operational challenges being faced by the entity. The fair value of the convertible debenture was determined to be $nil as well. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the convertible debenture has been classified as level 2 – valuation technique with observable market inputs.

(vii) Lions Bay Fund (“Fund”)

During the year ended December 31, 2022, the Company invested $395,450 into the Fund. The investment was sold for proceeds of $443,138. The Company recognized a gain of $24,840 on the sale of the Fund during the year ended December 31, 2023.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

8. Inventory

Inventories consist of purchased raw materials that will be used in the manufacturing of finished goods and are valued at lower of cost or net realizable value. The cost of inventory is determined on a first-in, first-out basis. The cost of work in-process and finished goods are valued at the lower of cost or net realizable value. As at December 31, 2024, the Company’s inventory consisted of the following:

$
Outstanding as at December 31, 2023	—
Raw materials	51,973
Finished goods	65,269
Outstanding as at December 31, 2024	117,242

9. Digital assets

(a) The fair value and cost of digital assets are as follows as at December 31, 2024:

	Cost	Unrealized (loss) on change in fair value	Fair value
	$	$	$
Bitcoin	401,000	(44,123)	356,877
Dogecoin	201,000	(46,686)	154,314
Solana	401,000	(50,961)	350,039
	1,003,000	(141,770)	861,230

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized a change in fair value $141,770 that is included in the net loss from operations.

The following table presents the Company’s digital assets, measured at fair value less costs to sell and categorized into levels of the fair value hierarchy on the consolidated statements of financial position as at December 31, 2024:

	Level 1	Level 2	Level 3
Digital assets, at fair value less costs to sell	Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	861,230	—

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

10. Intangible assets

Intangible assets as at December 31, 2024 are as follows:

Cost	Innovet	Prismic	Lucid	Total
	$	$	$	$
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	—	(19,951,493)
As at December 31, 2023 and December 31, 2024	—	—	6,314,571	6,314,571

Accumulated amortization	$	$	$	$
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	420,664	2,364,983
Impairment	(269,904)	(15,361,970)	—	(15,631,874)
As at December 31, 2023	—	—	958,884	958,884
Amortization	—	—	421,816	421,816
As at December 31, 2024	—	—	1,380,700	1,380,700

Net book value
As at December 31, 2023	—	—	5,355,687	5,355,687
As at December 31, 2024	—	—	4,933,871	4,933,871

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

11.   Trade and other payables

Trade and other payables consist of the following as at:

	December 31, 2024	December 31, 2023
	$	$
Trade payables	3,254,838	3,240,658
Accrued liabilities (i)	1,107,230	954,371
	4,362,068	4,195,029

(i) Accrued liabilities consist of the following as at:

	December 31, 2024	December 31, 2023
	$	$
External research and development fees	55,670	—
Operational expenses	178,307	71,953
Professional and other fees	464,060	473,225
Accrued interest	409,193	409,193
	1,107,230	954,371

12.   Warrants Liability

[a] August 2022 Warrants

In August 2020, the Company issued 42,499 Class B Subordinate Voting Shares and 21,250 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $276.90 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

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

The fair value of the warrants liability as at December 31, 2024, was $2 (December 31, 2023 – $31,338) resulting in a gain on change in fair value of $31,336 for the year ended December 31, 2024 (2023 – $113,211). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 31, 2024	December 31, 2023
Share price	$3.68	$59.80
Exercise price	$276.90	$276.90
Expected dividend yield	-	-
Risk free interest rate	2.91%	3.91%
Expected life	0.60	1.60
Expected volatility	134%	66%

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

[b] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 14).

The Company determine that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. The fair value of the warrants as of December 31, 2024 was $212,000 resulting in a gain on change in fair value of $33,000. The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024
Share price (CAD)	$5.80	$5.20
Exercise price (CAD)	$7.00	$7.00
Risk free interest rate	2.97%	2.96%
Expected life	5.00	4.95
Expected volatility	104.39%	104.52%
Foreign exchange rate	0.70	0.70

13.   Notes payable

As at December 31, 2024, the Company has total notes payable balance of $619,029 (December 31, 2023 - $300,549).

During the year ended December 31, 2024, the Company issued a note payable of $309,138 (AUD $500,000) to RH Capital Finance CO LLC (“RH Capital”), with an interest rate of 17.0% per annum and maturing in June 2025. During the year ended December 31, 2024, the Company accrued interest of $9,343 (AUD $15,111) and the total outstanding balance was $318,480 (AUD $515,111).

During the year ended December 31, 2024, the Company issued a note payable of $290,387 (AUD $440,000) to RH Capital, with an interest rate of 16.0% per annum and maturing in June 2024. During the year ended December 31, 2024, the Company accrued interest of $30,547 (AUD $34,941). The total balance including interest was received during the year ended December 31, 2024, and there was no balance remaining as of December 31, 2024. This loan allowed the Company to access liquidity with respect to the Australian tax rebate scheme structure.

The remaining note payable balance of $300,549 was assumed on the acquisition of Prismic and is due on demand.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

14. Convertible debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “Debenture Units”) at a price of C$1,000 per Debenture Unit (the “Issue Price”) for total gross proceeds of C$1,000,000. Each Debenture Unit consists of (i) one secured convertible debenture having a face value of C$1,000 (each a “Debenture”); and (ii) 80 class B common share purchase warrants (each a “Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Share”). The Debentures mature 36 months from the date of issuance (the "Maturity Date") and bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into class B Shares at a conversion price of C$6.25 per class B Share. Each Warrant shall entitle the holder to acquire one additional class B Share (each, a "Warrant Share") at a price of C$7.00 per Warrant Share, for a period of five years from the date of issuance.

The Company may redeem the Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable.

The convertible debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $245,147 (Note 12).

The fair value of the conversion feature is determined by using with-and-without method that considers change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance was $320,000. The fair value of the warrants as at December 31, 2024 was $280,000 resulting in a gain on change in fair value of $40,000. The fair value was determined using the assumptions below:

	December 13, 2024	December 31, 2024
Share price (CAD)	$5.85	$5.20
Conversion price (CAD)	$6.25	$6.25
Expected Volatility	98.04%	100.68%
Risk free interest rate	2.78%	2.70%
Expected life	3.00	2.95
Credit Spread	12.25%	12.25%
Foreign exchange rate	0.7025	0.6952

As of December 31, 2024, the Company had the following Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	320,000
Value of warrants (Note 12 [b])	245,147
Initial recognition of debt	$137,553
Accretion and interest expense	14,560
Balance, December 31, 2024	$152,113

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

15. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares ("Class A Multiple Voting Shares") and an unlimited number of class B subordinate voting shares ("Class B Subordinate Voting Shares"), all without par value. All shares are ranked equally regarding the Company's residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

[b]   Issued and outstanding

During the year ended December 31, 2024, the Company consolidated its Class A and Class B shares on a 65:1 basis, and the effect was applied retroactively for all comparative periods presented.

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A Multiple Voting Shares		Class B Subordinate Voting Shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2021	2	151,588	622,319	152,173,089	107,028	5,137,417
Shares repurchase [a]	—	—	(30,766)	(7,523,117)	—	—
Share-based payments [b]	—	—	2,433	169,500	—	—
Share cancellation [c]	—	—	(7,768)	(1,752,090)	—	—
PSU converted to shares	—	—	6,154	191,590	—	—
Warrants expired	—	—	—	—	(7,303)	(2,995,017)
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400
Plan of arrangement [d]	—	34	1	—	—	—
Shares repurchase [e]	—	—	(29,303)	(7,165,356)	—	—
Warrants issued [f]	—	—	—	—	61,154	1,372,763
PSU converted to shares [g]	—	—	41,848	1,464,000	—	—
Share options exercised [h]	—	—	323	33,247	—	—
Share-based payments [i]	—	—	555	36,000	—	—
Warrants expired [j]	—	—	—	—	(2,047)	(791,807)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356

Shares issued [k]	10	79	1,384,783	10,670,539	—	—
Shares for debt [l]	—	—	301,423	1,990,213	—	—
Warrants expired [m]	—	—	—	—	(20,770)	(286,189)
Warrants cancelled [n]	—	—	—	—	(7,692)	(439,408)
RSU converted to shares [o]	—	—	7,500	31,009	—	—
Warrants issued (p)	—	—	—	—	80,000	—
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Activity during the year ended December 31, 2022

[a]	During the year ended December 31, 2022, the Company repurchased and cancelled 30,766 Class B Common Shares at prevailing market prices as part of its share repurchase program.

[b]

During the year ended December 31, 2022, the Company issued 1,648 Class B shares for services received during the period with a fair value of $120,000. The fair value was based on services received. During the year ended December 31, 2022, the Company issued 785 Class B shares for services received during the period with a fair value of $49,500. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

[c]	On March 29, 2022, the Company cancelled 7,768 Class B shares previously held by the former CEO following a court decision with respect to the shares issued in February 2021.

Activity during the year ended December 31, 2023

[d]

In November 2023, the Company completed the Plan of Arrangement reorganization. The Company cancelled all 2 Class A Shares of the Company and reissued 1 new Class B shares and 2 new Class A Shares. The Company cancelled all 605,795 Class B shares outstanding and reissued 605,795 new Class B shares. There was 1 previously issued Class B share that was removed due to an administrative adjustment. The Company also cancelled and reissued 94,473 FSD Pharma New Distribution Warrants. Each holder of the Company’s Class A shares, Class B shares and the FSD Pharma New Distribution Warrants was distributed a share of Celly from the Company for each Class A share, Class B share and New Distribution Warrant held. As a result, the Company issued 703,270 shares of Celly which was recognized as a deemed dividend of $8,673 with a corresponding adjustment to NCI.

[e]	The Company repurchased and canceled 29,303 Class B Subordinate Voting Shares at prevailing market prices as part of its share repurchase program.

[f]

The Company issued 61,154 warrants for consulting services with a fair value of $1,384,970. The Company recognized $1,372,763 as expense during the year ended December 31, 2023, with the remaining $12,206 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

[g]	The Company converted 41,848 PSUs to Class B Subordinate Voting Shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND.

[h]	323 share options were exercised with an exercise price of C$84.50 in exchange for 323 Class B Common shares.

[i]	The Company issued 555 Class B Subordinate Voting Shares for services received during the period with a fair value of $36,000.

[j]	2,047 warrants expired unexercised.

Activity during the year ended December 31, 2024:

[k]

The Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B Subordinate Voting Shares, having an aggregate offering price up to $11,154,232. During the year ended December 31, 2024, the Company issued 1,384,783 common shares for gross proceeds of $11,146,731. A cash commission of $334,403 based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $141,789, resulted in total share issuance costs of $476,192. The net proceeds were $10,670,539.

During the year ended December 31, 2024, the Company issued 10 Class A Multiple Voting Shares of the Company for total gross proceeds of approximately $79 (C$108).

[l]

During the year ended December 31, 2024, the Company issued a total of 53,263 Class B Subordinate Voting Shares to settle debts owing to arm’s length creditors at various prices for total fair value of $972,757. The number of shares issued include 846 RSU that were issued and converted into shares for debt.  The decrease in the payable for these creditors was based on the total fair value of the shares issued.

During the year ended December 31, 2024, the Company issued a total of 248,160 Class B Subordinate Voting Shares in lieu of a cash bonus granted to executives of the Company. The total fair value of the shares issued was $1,017,456. The fair value of the bonus was recognized under payroll expenses.

[m]	20,770 warrants expired unexercised.

[n]

On September 6, 2024, the Company cancelled an aggregate of 7,692 warrants with an exercise price of C$97.50 to purchase Class B Subordinate Voting Shares, which were previously granted to a board member.

[o]

On September 6, 2024, the Company granted 7,500 RSUs to an arm’s length party with a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance. The total amount was recognized as share-based compensation expense as the RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

[p]	On December 13, 2024, 80,000 warrants of the Company were issued as part of the issuance of Debentures (Note 14).

The changes in the number of warrants outstanding during the years ended December 31, 2024, 2023 and 2022 were as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2021	107,028	357.52
Expired	(7,303)	555.17
Outstanding as at December 31, 2022	99,725	355.95
Issued	61,154	295.75
Expired	(2,047)	260.65
Outstanding as at December 31, 2023	158,832	328.30

Issued	80,000	7.00
Cancelled	(7,692)	97.50
Expired	(20,770)	305.41
Outstanding as at December 31, 2024	210,370	250.33

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Measurement of fair values

During the year ended December 31, 2024, 80,000 warrants of the Company were issued in connection with the issuance of convertible debentures, exercisable until December 13, 2029 (Note 14). The warrants are classified as derivative liabilities (Note 12b).

The fair value of the warrants issued during the years ending December 31, 2023, under equity, was estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$93.60 - C$148.85
Exercise price	C$97.50 - C$703.30
Expected dividend yield	—
Risk free interest rate	3.08% - 4.26%
Expected life	0.75 - 5 years
Expected volatility	64% - 109%

The following table is a summary of the Company’s warrants outstanding as at December 31, 2024:

		Exercise price	Number outstanding
Expiry Date		C$	#
February 27, 2025	(i)	163.67	6,154
February 27, 2025	(i)	374.10	6,154
February 27, 2025	(i)	748.20	3,077
May 15, 2025		97.50	577
May 15, 2025		195.00	577
May 23, 2025		97.50	769
March 24, 2025	(i)	166.19	6,154
March 24, 2025	(i)	385.61	6,154
March 24, 2025	(i)	782.73	3,077
May 4, 2025		1,737.65	57
May 10, 2025		1,737.65	29
May 17, 2025		1,737.65	57
May 31, 2025		1,737.65	29
June 8, 2025		627.25	23,077
August 6, 2025	(i)	602.65	21,249
October 20, 2025	(i)	357.19	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
December 13, 2029		7.00	80,000
		250.33	210,370

(i) Warrants were issued in US$

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The following table is a summary of the Company’s warrants outstanding as at December 31, 2023:

	Exercise price	Number outstanding
Expiry Date	C$	#
March 14, 2024 (i)	159.04	3,077
March 14, 2024 (i)	366.23	1,538
March 14, 2024 (i)	687.75	3,077
March 30, 2024 (i)	128.95	4,615
March 30, 2024 (i)	257.91	3,846
March 30, 2024 (i)	386.86	3,846
May 24, 2024 (i)	128.95	769
February 27, 2025 (i)	150.45	6,154
February 27, 2025 (i)	343.88	6,154
February 27, 2025 (i)	687.75	3,077
March 15, 2025	97.50	577
March 15, 2025	195.00	577
March 23, 2025	97.50	769
March 24, 2025 (i)	150.45	6,154
March 24, 2025 (i)	343.88	6,154
March 24, 2025 (i)	687.75	3,077
Sunday, May 4, 2025	1,737.65	57
Saturday, May 10, 2025	1,737.65	30
Saturday, May 17, 2025	1,737.65	57
Saturday, May 31, 2025	1,737.65	30
Sunday, June 8, 2025	627.25	23,077
August 6, 2025 (i)	366.23	21,249
October 20, 2025 (i)	223.52	53,147
Friday, January 16, 2026	1,737.65	26
Tuesday, January 20, 2026	1,737.65	6
May 15, 2028	97.50	7,692
	328.32	158,832

(i) Warrants were issued in US$

The following table is a summary of the Company’s warrants outstanding as at December 31, 2022:

		Exercise price	Number outstanding
Expiry Date		C$	#
May 20, 2023		1,045.20	112
June 23, 2023		162.50	1,538
July 24, 2023		849.23	52
September 11, 2023		352.76	344
May 4, 2025		1,737.65	58
May 10, 2025		1,737.65	29
May 17, 2025		1,737.65	58
May 31, 2025		1,737.65	29
June 8, 2025		627.25	23,077
August 6, 2025	(i)	375.03	21,249
October 20, 2025	(i)	228.89	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
		355.95	99,725

(i) Warrants were issued in US$

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

16. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the year ended December 31, 2024, the Company granted a total of 54,308 (2023 – 38,277 and 2022 – 923) share options.

During the year ended December 31, 2024, the Company cancelled an aggregate of 48,804 options (2023 – Nil and 2022 – 43,385), which were previously granted to Board members, advisory Board members, employees, advisors and consultants of the Company.

During the year ended December 31, 2024, an aggregate of 904 (2023 – 4,637 and 2022 - 650) share options expired.

The changes in the number of share options outstanding during the year ended December 31, 2024, are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	37,856	101.59
Granted	54,308	26.24
Cancelled	(48,804)	95.68
Expired	(904)	352.83
Outstanding as at December 31, 2024	42,456	6.97
Exercisable as at December 31, 2024	34,123	7.30

The changes in the number of share options outstanding during the year ended December 31, 2023 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	6,439	241.47
Granted	38,277	99.05
Forfeited	(1,900)	135.64
Exercised	(323)	84.50
Expired	(4,637)	262.12
Outstanding as at December 31, 2023	37,856	101.59
Exercisable as at December 31, 2023	36,875	100.01

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The changes in the number of share options outstanding during the year ended December 31, 2022 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2021	49,613	178.83
Granted	923	84.50
Forfeited	(62)	243.75
Expired	(650)	241.19
Cancelled	(43,385)	166.50
Outstanding as at December 31, 2022	6,439	241.47
Exercisable as at December 31, 2022	6,404	241.42

Measurement of fair values

The fair value of share options granted during the years ended December 31, 2024, 2023 and 2022, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023	2022
Grant date share price	C$5.20 - C$72.15	C$83.20 - $C161.20	C$77.35
Exercise price	C$5.25 - C$97.50	C$84.50 - $C159.25	C$84.50
Expected dividend yield	—	—	—
Risk free interest rate	2.91% - 4.20%	2.88% - 3.99%	2.87%
Expected life	2.00 years	2.91 – 5.00 years	3 years
Expected volatility	66% - 103%	95% - 110%	112%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company’s share options outstanding as at December 31, 2024:

Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	1.16	154.39	228
156.55	228	1.23	156.55	228
5.60	12,500	1.68	5.60	4,167
5.25	29,500	1.74	5.25	29,500
6.97	42,456	1.72	7.30	34,123

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The following table is a summary of the Company’s share options outstanding as at December 31, 2023:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
84.50	30,769	4.07	84.50	30,769
110.50	1,046	1.87	110.50	1,046
146.25	769	0.42	146.25	769
150.15	231	2.16	150.15	231
150.15	231	2.23	150.15	231
159.25	4,523	2.15	159.25	3,562
189.15	79	2.00	189.15	79
243.75	77	0.21	243.75	77
250.90	77	2.86	250.90	58
3,266.25	54	0.28	3,266.25	53
101.59	37,856	3.66	100.01	36,875

The following table is a summary of the Company’s share options outstanding as at December 31, 2022:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
84.50	923	2.58	84.50	923
110.50	1,592	2.21	110.50	1,592
146.25	2,598	1.04	146.25	2,598
169.85	195	0.49	169.85	195
189.15	79	3.00	189.15	79
243.75	77	1.21	243.75	77
250.90	77	3.86	250.90	42
352.76	250	0.49	352.76	250
692.45	57	0.49	692.45	57
849.23	167	0.49	849.23	167
875.36	22	0.49	875.36	22
1,045.20	283	0.49	1,045.20	283
1,162.79	64	0.49	1,162.79	64
3,266.25	55	1.28	3,266.25	55
241.47	6,439	1.52	241.42	6,404

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU converts into one Class B Subordinate Voting Share of the Company at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

PSUs

There were no PSUs issued during the year ended December 31, 2024. As at December 31, 2024, there were no PSUs outstanding (December 31, 2023 – Nil and December 31, 2022 - 37,232).

During the year ended December 31, 2023, the Company converted 41,848 PSUs to Class B Subordinate Voting Shares. The PSUs were fully vested as of January 6, 2023, upon the filing of the MS Phase 1 IND. During the year ended December 31, 2023, 1,538 PSUs related to a former independent director who are no longer with the Company were forfeited.

The change in the number of PSUs during the year ended December 31, 2024, is as follows:

Number of PSUs
#
Outstanding as at December 31, 2021	—
Granted	43,386
Converted to Class B Common shares	(6,154)
Outstanding as at December 31, 2022	37,232
Granted	6,154
Forfeited	(1,538)
Converted to Class B Common shares	(41,848)
Outstanding as at December 31, 2024 and 2023	—

RSUs

On February 23, 2024, the Company granted 846 RSUs pursuant to the shares for debt transaction (Note 15). The RSUs vested immediately upon grant and 846 Class B Subordinate Voting Shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the year ended December 31, 2024, the Company recognized $49,057 as share-based compensation expense and contributed surplus.

On September 6, 2024, the Company granted 7,500 RSUs at a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance, which was recognized as share-based compensation expense.  The RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

The change in the number of RSUs during the year ended December 31, 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	41,036
Converted to common shares	(8,346)
Outstanding as at December 31, 2024	32,690

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The Company recognized share-based compensation as follows for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Share options	72,149	1,951,757	69,780
RSUs	80,065	—	—
PSUs	—	458,253	1,291,978
Shares for services	—	36,000	169,500
Warrants for services	—	1,372,763	—
Other (i)	—	16,702	—
	152,214	3,835,475	1,531,258

i) Share-based compensation related to share options and restricted share units issued by Celly and convertible into common shares of Celly.

17.   Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Celly on July 31, 2023. As of December 31, 2024, the Company has a 22.95% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2022	—
Initial recognition of non-controlling interests	(24,467)
Share-based payments	16,702
Dividend	8,673
Net loss for the year	(328,409)
Balance, December 31, 2023	(327,501)
Net loss for the year	(712,805)
Balance, December 31, 2024	(1,040,306)

18. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the years ended December 31, 2024, 2023, and 2022 are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	#	#	#
Warrants	210,370	158,831	99,725
Share Options	42,456	37,856	6,439
RSUs	32,690	—	—
PSUs	—	—	37,232
	285,516	196,687	143,396

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

19. General and administrative

Components of general and administrative expenses for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
	$	$	$
Professional fees	3,074,130	3,248,233	5,208,356
Investor relations	1,748,242	665,915	1,495,695
Salaries, wages and benefits (Note 15[l])	2,658,364	1,855,087	2,798,074
Consulting fees	797,863	1,305,434	1,452,070
Office and general administrative	879,272	2,294,476	2,838,303
Foreign exchange loss (gain)	252,226	(336,421)	1,323,242
Building and facility costs	-	-	519,954
	9,410,097	9,032,724	15,635,694

Allocated to:
Continuing operations	9,410,097	9,032,724	14,450,094
Discontinued operations	-	-	1,185,600

20. Segment information

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

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of December 31, 2024, and 2023, on a segmented basis:

	As at December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	8,620,407	3,432,340	12,052,747
Non-current assets	5,066,477	—	5,066,477
Current liabilities	6,678,992	—	6,678,992
Non-current liabilities	—	—	—

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

	As at December 31, 2023
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,897,317	7,187,988	11,085,305
Non-current assets	5,482,157	907,366	6,389,523
Current liabilities	4,565,566	—	4,565,566
Non-current liabilities	—	—	—

The following tables summarize the Company's interest income, total operating expenses, and net loss for the years ended December 31, 2024, and 2023 on a segmented basis:

	For the years ended December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(14,695)	(558,196)	(572,891)
Total operating expenses	16,135,899	361	16,136,260
Net (loss) income	(15,473,364)	557,835	(14,915,529)

	For the years ended December 31, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(675,731)	(110,632)	(786,363)
Total operating expenses	23,169,675	619,823	23,789,498
Net (loss)	(18,204,886)	(25,702)	(18,230,588)

21. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the consolidated statements of loss and comprehensive loss in that year.

GBB Drink Lab, Inc.

On May 12, 2023, the Company announced receipt of a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claims that its assets were, as of August 30, 2022 (prior to the misappropriation and material breach) valued at US$53,047,000. The Company believes the allegations are without merit and continues to defend itself in the lawsuit.

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company ‘s motion to dismiss the complaint. The Motion to Dismiss the Amended Complaint filed on June 23, 2023, has been fully briefed and is awaiting adjudication by S.D. Fla. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. Dismissed the Company’s request for a motion to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company), and a counterclaim against GBB.  The Company alleges that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach.  On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the Company’s best interests. GBB and Romano have denied the allegations in their respective answers.

As of March 17, 2025, the parties are finalizing documents to be used in discovery in advance of a May 1, 2025, deadline.  Under the proposed schedule, the parties are required to participate in a mediation process by June 18, 2025.  The case is expected to be trial-ready by September 2025.

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Company. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari’s claim for USD $30.2 million was dismissed along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to Quantum, while also holding him responsible for Quantum’s costs of the arbitration.

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

On February 6, 2024, the Ontario Superior Court of Justice affirmed the judgment and awarded an additional C$5,000 in costs considering Raza Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed Quantum’s Petition to Confirm Arbitration Awards entered against Dr. Raza Bokhari.

On June 27, 2024, the US District Court for the Eastern District of Pennsylvania confirmed Quantum’s motion for entry of judgment and granted judgment in favor of Quantum of approximately USD $3 million.

Deferred Income

On December 24, 2024, the Company entered into a Prepaid Forward Purchase Agreement (the “Purchase Agreement”) with Sports Coat LLC (“Buyer”). Under the terms of the agreement, the Buyer agreed to provide financing of US$1,000,000 to the Company in exchange for the right to receive a portion of the proceeds from certain ongoing litigations.

These litigations include, but are not limited to:

•	Claims related to market manipulation involving FSD Pharma Inc, Quantum Biopharma Ltd., or any related entity; and
•	Claims involving Raza Bokhari

The financing provided under the Purchase Agreement is non-recourse, which stipulates that the Company is not obligated to repay the US$1,000,000 if no proceeds are realized from the litigations. The Buyer assumes the risk of loss in the event of non-collection of litigation proceeds. The agreement does not include a predefined repayment schedule, a specified due date, or a general pledge of the Company’s assets as collateral for repayment.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The Purchase Agreement specifies events of default, including failure to pay amounts due, breach of material terms, termination of legal representation without cause, misrepresentation, misappropriation of litigation proceeds, insolvency, or challenges to the agreement’s validity. In such cases, the Buyer may declare the full amount immediately due and enforce its security interest.

The Company received the full US$1,000,000, which has been recorded as deferred income. Due to the uncertainty surrounding the timing of the litigation outcomes, the amount is classified as a current liability.

22. Related party transactions

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the year ended December 31, 2024, was $161,048 (2023 – $175,140 and 2022 - $215,104).
b)

During the year ended December 31, 2024, the Company granted Nil (2023 – 6,154 and 2022 – 43,386) PSUs to independent members of the Board. As at December 31, 2024, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B Subordinate Voting Shares.

c)

During the year ended December 31, 2024, the Company granted 23,000 options to officers and employees of the Company each with exercise prices ranging from C$5.25 to C$5.60 and expiring two years from date of issuance.

d)	During the year ended December 31, 2024, the Company cancelled 30,768 options held by officers and employees of the company. They issued RSU of 30,768 in replacement of the cancelled options.
e)	During the year ended December 31, 2024, the Company granted the Co-Chairman of the board, the CEO and the current CFO total shares of 248,160 with a fair value of $1,017,456 as bonus for the year.
f)

During the year ended December 31, 2023, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, 7,692 share options each with an exercise price of C$84.50 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Subordinate Voting Share.

g)

On August 15, 2024, the Company closed a non-brokered private placement and issued 4 Class A Multiple Voting Shares at a price of C$18 per Class A Multiple Voting Share for aggregate gross proceeds of C$72 to Xorax and Fortius, with each entity receiving 2 Class A Multiple Voting Shares.

On September 13, 2024, the Company closed a non-brokered private placement and issued 6 Class A Multiple Voting Shares at a price of $6 per Class A Multiple Voting Share for gross proceeds of C$36 to Xorax and Fortius, with each entity receiving 3 Class A Multiple Voting Shares.

h)

During the year ended December 31, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan had a maturity date of April 26, 2025, and was part of FSD Strategic Investments’ portfolio of finance receivables. During the year ended December 31, 2024, a payment of C$400,000 was made by the CEO, and monthly payments were subsequently reduced to C$4,000. Subsequent to December 31, 2024, the CEO made a payment of C$800,000 towards the loan, thereby settling the total debt outstanding owed to FSD Strategic Investments (Note 26).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

i)

During the year ended December 31, 2023, the Company issued 15,385 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

j)	For the year ended December 31, 2023, the Company reimbursed $145,081 to a related party of the CEO, President, and Executive Co-Chairman of the Board for legal expenses

Key management personnel compensation during the years ended December 31, 2024, and 2023 is comprised of:

	2024	2023	2022
	$	$	$
Salaries, benefits, bonuses and consulting fees	908,052	1,395,096	1,839,441
Share-based payments	1,085,669	1,980,732	1,345,952
	1,993,721	3,375,828	3,185,393

As at December 31, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at December 31, 2024, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2023 - $Nil).

23. Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at December 31, 2024, the Company’s share capital was $150,470,325 (December 31, 2023 – $137,778,485). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the years ended December 31, 2024 and 2023.

24. Discontinued operations

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

Results of operations related to the Disposal Group are reported as discontinued operations for the year ended December 31, 2022.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

Net income from discontinued operations for the year ended December 31, 2022 is comprised of the following:

$
Expenses
General and administrative	1,185,600
Total operating expenses	1,185,600

Loss from discontinued operations	(1,185,600)

Other income	(32,852)
Gain on sale of property and plant	(4,249,582)
Net income (loss) from discontinued operations	3,096,834

25. Financial Instruments and Risk Management

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

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at December 31, 2024.

•	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2024.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

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

26.   Income taxes

The reconciliation of income tax expense for the years ended December 31, 2024, 2023 and 2022 consists of the following:

	2024	2023	2022
	$	$	$
Loss from continuing operations before income taxes	(14,915,529)	(18,230,588)	(26,703,662)
Statutory federal and provincial tax rate	26.50%	26.50%	26.50%
Income tax recovery at the statutory tax rate	(3,952,615)	(4,831,106)	(7,076,470)
Permanent differences	(118,813)	2,557,822	1,639,590
Book to filing adjustments	—	(119,668)	438,255
Share issuance cost booked directly to equity	(126,188)	—	—
Impact of tax rate changes	(197,652)	(42,277)	—
Foreign exchange	2,250,728	(582,404)	1,044,135
Change in tax benefits not recognized	2,144,540	3,017,633	3,954,490

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2024 and 2023:

	2024	2023	2022
	$	$
Non-capital losses - Canada	96,555,590	88,880,329	77,271,986
Net-operating loss - US	5,073,167	5,073,156	5,120,395
Unrealized foreign exchange loss	—	—	94,733
Share-issuance costs	631,807	1,046,314	2,045,027
Capital losses carried forward	3,248,902	3,534,651	—
Other investments	2,320,154	2,528,002	5,542,253
IFRS 16	294	5,814	37,439
Property, plant and equipment	1,249,717	849,854	324,798
Total	109,079,631	101,918,120	90,436,631

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The Company's Canadian non-capital income tax losses expire as follows:

2038	$5,702,162
2039	10,100,844
2040	20,283,487
2041	18,140,317
2042	19,006,739
2043	6,846,306
2044	10,245,472
Indefinite	6,230,263
$96,555,590

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

27. Subsequent Events

The following events took place subsequent to December 31, 2024:

•	On January 6, 2025, the Company successfully settled its outstanding debt to a creditor, which was previously reported on the statement of financial position at approximately US$659,000.
•

On January 20, 2025, the Company issued an additional 1,480 Debenture Units, raising a total amount of C$1,480,000 under the non-brokered private placement offering announced on December 5, 2024. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share.

•

On February 4, 2025, Celly Nutrition signed a letter of engagement with a leading New York Investment Bank to raise up to US$10,000,000 in capital and explore an initial public offering on a major U.S. exchange.

•	On February 18, 2025, the Company secured an additional loan facility of AU$700,000, through its subsidiary, Huge Biopharma.
•

On March 4, 2025, the CEO repaid C$800,000 towards his outstanding loan, classified under FSD Strategic Investments’ portfolio of residential property investments, thereby fully settling the debt owed to the Company. As of the date of this report, the CEO has no remaining obligations to the Company.

•

On March 5, 2025, and March 11, 2025, the Company expanded its portfolio of residential mortgages by issuing two new mortgage loans, each with a principal amount of C$100,000 with a maturity of one year.

•

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering and issued 100 January 2025 Debenture Units for aggregate gross proceeds of C$100,000. On March 25,2025, the investor converted this Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares.

•	On March 20, 2025, the Company successfully expanded its cryptocurrency holdings to a total value of US$3,500,000.
•	On March 27, 2025, the Company appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

