Form 20-F/A
period 2024-12-31
Quantum Biopharma Ltd.
filed 2025-03-31
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Quantum BioPharma Ltd. (the “Company,” “we” or “us”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “Original Filing”), to update and address an omission in the Original Filing, which did not include an audit report from MNP LLP, the Company’s independent registered public accounting firm,  for the financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 and to add an index to the Financial Statements. This Amendment also includes (i) an updated Exhibit 15.1 (Consent of the Company’s independent registered public accounting firm), and (ii) new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to the Amendment as Exhibits 12.1, 12.2, 13.1 and 13.2.  The Company is amending and restating Item 8 in Part I and Item 18 in Part III of the Original Filing as set forth in this Amendment.

Except as otherwise expressly noted, this Amendment does not amend, update or restate the information in the Original Filing, and no other changes have been made to the Original Filing. The Original Filing continues to speak as of the dates described in the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with the Company’s Original Filing  and filings made with the SEC subsequent to the filing of the Original Filing, as information in such filings may update or supersede certain information contained in the Original Filing or in the Amendment.

PART I.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our 2024 Annual Financial Statements are appended at the end of this Amendment, starting at page F-1, and incorporated herein by reference.

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

PART III.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-44 appearing at the end of this Amendment following the signature page and incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit Number	Title

12.1*	Certification of CEO pursuant to Section 302 of the Sarbanes Oxley-Act of 2002
12.2*	Certification of CFO pursuant to Section 302 of the Sarbanes Oxley-Act of 2002
13.1*	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Auditor
101.1*	Interactive Data File.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101 LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

Quantum BioPharma Ltd.

By:	/s/ Zeeshan Saeed
Name:	Zeeshan Saeed
Title:	Chief Executive Officer
Date:	March 31, 2025

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Consolidated financial statements

For the years ended December 31, 2024, 2023, and 2022

[expressed in United States dollars]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.) (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2019

Mississauga, Canada

March 27, 2025

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

QUANTUM BIOPHARMA LTD. (formerly, FS PHARMA INC.)

CONSOLIDATED ISTATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2024, 2023, and 2022

[expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2021	2	151,588	622,319	152,173,089	107,028	5,137,417	22,583,649	-	239,612	(126,154,317)	54,131,038
Share repurchase [note 15]	-	-	(30,766)	(7,523,117)	-	-	-	-	-	5,596,880	(1,926,237)
Share-based payments [note 16]	-	-	2,433	169,500	-	-	1,361,758	-	-	-	1,531,258
Share cancellation [note 15]	-	-	(7,768)	(1,752,090)	-	-	1,752,090	-	-	-	-
Warrants expired [note 15]	-	-	-	-	(7,303)	(2,995,017)	2,995,017	-	-	-	-
PSUs converted to shares [note 15,16]	-	-	6,154	191,590	-	-	(191,590)	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	-	-	412,989	(23,606,828)	(23,193,839)
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400	28,500,924	-	652,601	(144,164,265)	30,542,220

Initial recognition of non-controlling interests	-	-	-	-	-	-	-	(24,467)	-	(40,583)	(65,050)
Plan of arrangement [note 15]	-	34	1	-	-	-	-	8,673	-	(8,673)	34
Share repurchase [note 15]	-	-	(29,303)	(7,165,356)	-	-	-	-	-	4,207,540	(2,957,816)
Share-based payments [note 16]	-	-	555	36,000	-	-	2,410,010	16,702	-	-	2,462,712
Share options exercised [note 15]	-	-	323	33,247	-	-	(13,000)	-	-	-	20,247
PSUs converted to shares [note 15,16]	-	-	41,848	1,464,000	-	-	(1,464,000)	-	-	-	-
Warrants issued [note 15]	-	-	-	-	61,154	1,372,763	-	-	-	-	1,372,763
Warrants expired [note 15]	-	-	-	-	(2,047)	(791,807)	791,807	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	-	(328,409)	(235,260)	(17,902,179)	(18,465,848)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262

Shares issued [note 15]	10	79	1,384,783	10,670,539	-	-	-	-	-	-	10,670,618
Shares for debt [note 15,16]	-	-	301,423	1,990,213	-	-	-	-	-	-	1,990,213
Share-based payments [note 16]	-	-	-	-	-	-	152,214	-	-	-	152,214
Warrants issued [note 14, 15]	-	-	-	-	80,000	-	-	-	-	-	-
Warrants expired [note 15]	-	-	-	-	(20,770)	(286,189)	286,189	-	-	-	-
Warrants cancelled [note 15]	-	-	-	-	(7,692)	(439,408)	439,408	-	-	-	-
RSU converted to shares [15,16]	-	-	7,500	31,009	-	-	(31,009)	-	-	-	-
Comprehensive loss for the year	-	-	-	-	-	-	-	(712,805)	(366,546)	(14,202,724)	(15,282,075)
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

[expressed in United States dollar]

	2024 $	2023 $	2022 $
Operating activities
Net loss from continuing operations	(14,915,529)	(18,230,588)	(26,703,662)
Add (deduct) items not affecting cash
Depreciation and amortization	490,571	2,506,316	4,534,586
Interest expense	9,343	24,288	63,411
Accretion expense	14,560	-	-
Share-based payments	152,214	3,835,475	1,531,258
Change in fair value of investments	3,702	378,425	234,226
Change in fair value of derivative liabilities	(104,483)	(212,256)	(521,809)
Unrealized foreign exchange (gain) loss	(1,692,842)	(383,514)	934,100
Unrealized loss on change in fair value of digital assets	141,770	-	-
Gain on settlement of debt	(732,417)	-	-
Gain on measurement of financial liability	-	(4,939,015)	(119,453)
Impairment loss	-	4,555,805	-
Gain on net investment in lease	-	-	(22,619)
Changes in non-cash working capital balances
Finance receivables	4,663,014	(663,698)	(7,431,656)
Other receivables	(145,914)	159,585	215,175
Prepaid expenses and deposits	86,377	316,724	795,930
Note receivable	-	(224,610)	-
Inventory	(117,242)	-	-
Deferred income	1,000,000	-	-
Trade and other payables	4,270,397	2,049,799	(699,778)
Cash used in continuing operating activities	(6,876,479)	(10,827,264)	(27,190,291)
Cash used in discontinued operating activities	-	-	(1,142,982)
Cash used in operating activities	(6,876,479)	(10,827,264)	(28,333,273)

Investing activities
Redemption of investments	6,189,077	-	-
Purchase of investments	(6,689,636)	(744,500)	(401,612)
Purchase of equipment	-	-	(113,958)
Additions to intangible assets	-	-	(250,000)
Net cash upon control of subsidiary	-	31,783	-
Purchases of digital assets	(1,003,000)	-	-
Proceeds from sale of investments	-	443,138	158,036
Cash (used in) continuing investing activities	(1,503,559)	(269,579)	(607,534)
Cash provided by discontinued investing activities	-	-	12,730,942
Cash (used in) provided by investing activities	(1,503,559)	(269,579)	12,123,408

Financing activities
Share repurchase	-	(2,957,816)	(1,926,237)
Proceeds from issuance of shares, net	10,670,618	34	-
Proceeds from convertible debentures	702,700	-	-
Payment of lease obligation	(63,586)	(189,054)	(143,071)
Share options exercised	-	20,247	-
Proceeds from loans	309,138	-	-
Cash provided by (used in) continuing financing activities	11,618,870	(3,126,589)	(2,069,308)
Cash provided by (used in) financing activities	11,618,870	(3,126,589)	(2,069,308)

Net increase (decrease)	3,238,832	(14,223,432)	(18,279,173)
Cash and cash equivalents, beginning of the year	2,757,040	16,980,472	35,259,645
Cash and cash equivalents, end of the year	5,995,872	2,757,040	16,980,472

Non-cash transactions
Shares issued for debt	1,990,213	-	-

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

$
Outstanding as at December 31, 2023	-
Raw materials	51,973
Finished goods	65,269
Outstanding as at December 31, 2024	117,242

9. Digital assets

(a) The fair value and cost of digital assets are as follows as at December 31, 2024:

	Cost	Unrealized (loss) on change in fair value	Fair value
	$	$	$
Bitcoin	401,000	(44,123)	356,877
Dogecoin	201,000	(46,686)	154,314
Solana	401,000	(50,961)	350,039
	1,003,000	(141,770)	861,230

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

The following table presents the Company’s digital assets, measured at fair value less costs to sell and categorized into levels of the fair value hierarchy on the consolidated statements of financial position as at December 31, 2024:

	Level 1	Level 2	Level 3
Digital assets, at fair value less costs to sell	Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	-	861,230	-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

10. Intangible assets

Intangible assets as at December 31, 2024 are as follows:

Cost	Innovet	Prismic	Lucid	Total
	$	$	$	$
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	-	(19,951,493)
As at December 31, 2023 and December 31, 2024	-	-	6,314,571	6,314,571

Accumulated amortization	$	$	$	$
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	420,664	2,364,983
Impairment	(269,904)	(15,361,970)	-	(15,631,874)
As at December 31, 2023	-	-	958,884	958,884
Amortization	-	-	421,816	421,816
As at December 31, 2024	-	-	1,380,700	1,380,700

Net book value
As at December 31, 2023	-	-	5,355,687	5,355,687
As at December 31, 2024	-	-	4,933,871	4,933,871

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

11.   Trade and other payables

Trade and other payables consist of the following as at:

	December 31, 2024	December 31, 2023
	$	$
Trade payables	3,254,838	3,240,658
Accrued liabilities (i)	1,107,230	954,371
	4,362,068	4,195,029

(i) Accrued liabilities consist of the following as at:

	December 31, 2024	December 31, 2023
	$	$
External research and development fees	55,670	-
Operational expenses	178,307	71,953
Professional and other fees	464,060	473,225
Accrued interest	409,193	409,193
	1,107,230	954,371

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

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A Multiple Voting Shares		Class B Subordinate Voting Shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2021	2	151,588	622,319	152,173,089	107,028	5,137,417
Shares repurchase [a]	-	-	(30,766)	(7,523,117)	-	-
Share-based payments [b]	-	-	2,433	169,500	-	-
Share cancellation [c]	-	-	(7,768)	(1,752,090)	-	-
PSU converted to shares	-	-	6,154	191,590	-	-
Warrants expired	-	-	-	-	(7,303)	(2,995,017)
Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400
Plan of arrangement [d]	-	34	1	-	-	-
Shares repurchase [e]	-	-	(29,303)	(7,165,356)	-	-
Warrants issued [f]	-	-	-	-	61,154	1,372,763
PSU converted to shares [g]	-	-	41,848	1,464,000	-	-
Share options exercised [h]	-	-	323	33,247	-	-
Share-based payments [i]	-	-	555	36,000	-	-
Warrants expired [j]	-	-	-	-	(2,047)	(791,807)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356

Shares issued [k]	10	79	1,384,783	10,670,539	-	-
Shares for debt [l]	-	-	301,423	1,990,213	-	-
Warrants expired [m]	-	-	-	-	(20,770)	(286,189)
Warrants cancelled [n]	-	-	-	-	(7,692)	(439,408)
RSU converted to shares [o]	-	-	7,500	31,009	-	-
Warrants issued (p)	-	-	-	-	80,000	-
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759

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

The fair value of the warrants issued during the years ending December 31, 2023, under equity, was estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$93.60 - C$148.85
Exercise price	C$97.50 - C$703.30
Expected dividend yield	-
Risk free interest rate	3.08% - 4.26%
Expected life	0.75 - 5 years
Expected volatility	64% - 109%

The following table is a summary of the Company’s warrants outstanding as at December 31, 2024:

		Exercise price	Number outstanding
Expiry Date		C$	#
February 27, 2025	(i)	163.67	6,154
February 27, 2025	(i)	374.10	6,154
February 27, 2025	(i)	748.20	3,077
May 15, 2025		97.50	577
May 15, 2025		195.00	577
May 23, 2025		97.50	769
March 24, 2025	(i)	166.19	6,154
March 24, 2025	(i)	385.61	6,154
March 24, 2025	(i)	782.73	3,077
May 4, 2025		1,737.65	57
May 10, 2025		1,737.65	29
May 17, 2025		1,737.65	57
May 31, 2025		1,737.65	29
June 8, 2025		627.25	23,077
August 6, 2025	(i)	602.65	21,249
October 20, 2025	(i)	357.19	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
December 13, 2029		7.00	80,000
		250.33	210,370

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

Measurement of fair values

The fair value of share options granted during the years ended December 31, 2024, 2023 and 2022, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023	2022
Grant date share price	C$5.20 - C$72.15	C$83.20 - $C161.20	C$77.35
Exercise price	C$5.25 - C$97.50	C$84.50 - $C159.25	C$84.50
Expected dividend yield	-	-	-
Risk free interest rate	2.91% - 4.20%	2.88% - 3.99%	2.87%
Expected life	2.00 years	2.91 – 5.00 years	3 years
Expected volatility	66% - 103%	95% - 110%	112%

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

The change in the number of PSUs during the year ended December 31, 2024, is as follows:

Number of PSUs
#
Outstanding as at December 31, 2021	-
Granted	43,386
Converted to Class B Common shares	(6,154)
Outstanding as at December 31, 2022	37,232
Granted	6,154
Forfeited	(1,538)
Converted to Class B Common shares	(41,848)
Outstanding as at December 31, 2024 and 2023	-

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

The change in the number of RSUs during the year ended December 31, 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2023	-
Granted	41,036
Converted to common shares	(8,346)
Outstanding as at December 31, 2024	32,690

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

The Company recognized share-based compensation as follows for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Share options	72,149	1,951,757	69,780
RSUs	80,065	-	-
PSUs	-	458,253	1,291,978
Shares for services	-	36,000	169,500
Warrants for services	-	1,372,763	-
Other (i)	-	16,702	-
	152,214	3,835,475	1,531,258

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

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2022	-
Initial recognition of non-controlling interests	(24,467)
Share-based payments	16,702
Dividend	8,673
Net loss for the year	(328,409)
Balance, December 31, 2023	(327,501)
Net loss for the year	(712,805)
Balance, December 31, 2024	(1,040,306)

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

For all the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the years ended December 31, 2024, 2023, and 2022 are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	#	#	#
Warrants	210,370	158,831	99,725
Share Options	42,456	37,856	6,439
RSUs	32,690	-	-
PSUs	-	-	37,232
	285,516	196,687	143,396

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

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of December 31, 2024, and 2023, on a segmented basis:

	As at December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	8,620,407	3,432,340	12,052,747
Non-current assets	5,066,477	-	5,066,477
Current liabilities	6,678,992	-	6,678,992
Non-current liabilities	-	-	-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2024, 2023, and 2022

	As at December 31, 2023
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,897,317	7,187,988	11,085,305
Non-current assets	5,482,157	907,366	6,389,523
Current liabilities	4,565,566	-	4,565,566
Non-current liabilities	-	-	-

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

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company‘s motion to dismiss the complaint. The Motion to Dismiss the Amended Complaint filed on June 23, 2023, has been fully briefed and is awaiting adjudication by S.D. Fla. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. Dismissed the Company’s request for a motion to dismiss the lawsuit.

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

26.   Income taxes

The reconciliation of income tax expense for the years ended December 31, 2024, 2023 and 2022 consists of the following:

	2024	2023	2022
	$	$	$
Loss from continuing operations before income taxes	(14,915,529)	(18,230,588)	(26,703,662)
Statutory federal and provincial tax rate	26.50%	26.50%	26.50%
Income tax recovery at the statutory tax rate	(3,952,615)	(4,831,106)	(7,076,470)
Permanent differences	(118,813)	2,557,822	1,639,590
Book to filing adjustments	-	(119,668)	438,255
Share issuance cost booked directly to equity	(126,188)	-	-
Impact of tax rate changes	(197,652)	(42,277)	-
Foreign exchange	2,250,728	(582,404)	1,044,135
Change in tax benefits not recognized	2,144,540	3,017,633	3,954,490

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2024 and 2023:

	2024	2023	2022
	$	$
Non-capital losses - Canada	96,555,590	88,880,329	77,271,986
Net-operating loss - US	5,073,167	5,073,156	5,120,395
Unrealized foreign exchange loss	-	-	94,733
Share-issuance costs	631,807	1,046,314	2,045,027
Capital losses carried forward	3,248,902	3,534,651	-
Other investments	2,320,154	2,528,002	5,542,253
IFRS 16	294	5,814	37,439
Property, plant and equipment	1,249,717	849,854	324,798
Total	109,079,631	101,918,120	90,436,631

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

