Form 20-F
period 2025-12-31
Quantum Biopharma Ltd.
filed 2026-03-26
CIK 1771885

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

Commission file number: 001-39152

Quantum BioPharma Ltd.
(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1 Adelaide Street East, Suite 801

Toronto, Ontario, M5C 2V9, Canada

(Address of principal executive offices)

Zeeshan Saeed, Founder, Chief Executive Officer and Co-Executive Chairman of the Board

Quantum BioPharma Ltd.

1 Adelaide Street East, Suite 801,

Toronto, Ontario, M5C 2V9, Canada

Telephone: (416) 854-8884

Email: zsaeed@quantumbiopharma.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Subordinate Voting Shares, no par value	QNTM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Multiple Voting Shares, no par value: 42 shares outstanding as of December 31, 2025

Class B Subordinate Voting Shares, no par value: 3,887,729 shares outstanding as of December 31, 2025

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

Yes ☐     No ☒

i

ii

INTRODUCTION

Unless otherwise noted or the context otherwise requires, all references in this Annual Report on Form 20-F (this “Annual Report”), or this Annual Report, to “Quantum”, “Quantum BioPharma”, “Company”, “Corporation”, “we”, “us”, and “our” refer to Quantum BioPharma Ltd., a corporation formed under the Business Corporations Act (Ontario) (the “OBCA”) and the direct or indirect subsidiary entities of Quantum, and any partnership interests held by Quantum BioPharma and its subsidiary entities, including Lucid Psycheceuticals Inc. (“Lucid”), FSD BioSciences Inc. (“FSD Biosciences”), FV Pharma Inc. (“FV Pharma”), Prismic Pharmaceuticals, Inc. (“Prismic”), FSD Strategic Investments Inc. (“FSD Strategic Investments”), FSD Pharma Australia Pty Ltd. (“FSD Australia”),  Huge Biopharma Australia Pty Ltd. (“Huge Biopharma”), and Unbuzzd Wellness Inc. (formerly, Unbuzzdtrition Corp.), a corporation organized under the laws of the Province of British Columbia (“Unbuzzd”).

Our fiscal year ends on December 31. This Annual Report includes our audited consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, and 2024, (the “2025 Annual Financial Statements”) which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

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

Except where expressly indicated otherwise, our financial information is presented in U.S. dollars. All references in this Annual Report to “$” or “US$” mean United States of America (“U.S.” or “United States”) dollars, and all references in this Annual Report to “C$” mean Canadian dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of US$1.00 to C$1.3979 which is the average rate for the 2025 fiscal year, (2024 average rate: US$1.00 to C$1.3694). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

References herein to “Q1 2024”, “Q2 2024”, “Q3 2024”, “Q4 2024”, “Q1 2025”, “Q2 2025”, “Q3, 2025” and “Q4 2025” refers to the three months ended March 31, 2024, June 30, 2024, March 31, 2025, June 30, 2025, September 30, 2025, and December 31, 2025, respectively.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

This Annual Report includes registered and unregistered trademarks which are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, our trademarks referred to in this Annual Report and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Report are the property of their respective owners. For more information, please see “Item 4. Information on the Company. – B. Business Overview – Intellectual Property”.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development ("R&D") costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report are often, but not always, identified by words or phrases such as "would," "seek," "anticipate," "believe," "expect," "plan," "continue," "estimate," "will," "predict," "intend," "forecast," "future," "target," "project," "capacity," "could," "should," "might," "focus," "proposed," "scheduled," "outlook," "potential," "may" or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about:

●	discussions concerning the Company's exploration of near-term funding strategies;

●	the Company's plans to advance the R&D of its Product Candidates (as defined herein) to commercialization through studies and clinical trials, including anticipated timing and associated costs;

●	the application and the costs associated with such planned trials, and the Company's ability to obtain required funding and the terms and timing thereof;

●	the expansion of our product offering(s);

●	our business objectives and the expected impacts of previously announced acquisitions and developments;

●	the U.S. Food and Drug Administration ("FDA") and Health Canada, or comparable regulatory authority, application process and any review thereof and its effects on our business objectives;

●	the Company's focus on the research and development of Lucid-MS to prevent and reverse myelin degradation;

●	the Company's Lucid-21-302 clinical development program in multiple sclerosis advancing towards human Phase 2 efficacy trials;

●	the Company's intention to retain 100% of the rights to develop products for pharmaceutical and medical uses;

●	the Company's intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.;

●	the Company's belief that its current financial position and recent operational improvements provide a solid foundation for operations and potential growth opportunities;

●	agreements with investor relations companies will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants;

●	industry trends;

●	overall market growth rates and the Company's growth rates;

●	the Company's business plans and strategies, including acquisition opportunities;

●	intentions with respect to, and the ability to execute, the Company's growth strategies;

●	future sales of the Company's products;

●	future regulatory approval and sales of drugs and devices;

●	securing additional licenses from third parties and the entry into license agreements for future product acquisitions;

●	assessments of suppliers' manufacturing capacity and downstream supply of raw materials;

●	relationships with pharmaceutical licensors;

●	relationships with employees and directors;

●	the Company's competitive position in the industry;

●	anticipated trends and challenges in the Company's business and the markets in which it operates;

●	protection of the Company's intellectual property rights;

●	the effects of any non-compliance with government regulations;

●	the exercise of certain shareholder rights;

●	statements with respect to future prospects for Company products;

●	the Company's pursuits of additional product and pipeline opportunities in certain therapeutic markets;

●	future milestone payments;

●	the issuance of Class B Subordinate Voting Shares (as defined herein) pursuant to the ATM Offering (as defined below);

●	the Company's anticipated cash needs and its needs for additional financing;

●	amendment to any laws, rules or regulations, and the impact and timing thereof, including with respect to approval, pricing or reimbursement of drug products;

●	the Company's use of cryptocurrencies as financial assets and as a potential medium of exchange for future transactions; and

●	the Company's ability to conduct future financings and other transactions in cryptocurrency.

Readers are cautioned not to place undue reliance on forward-looking statements as the Company's actual results may differ materially and adversely from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things:

●	the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all;

●	the general economic, financial market, regulatory and political conditions in which the Company operates;

●	the interest of potential purchasers in the Product Candidates;

●	anticipated and unanticipated costs;

●	the government regulation of the Corporation's activities and Product Candidates;

●	the timely receipt of any required regulatory approvals;

●	our ability to obtain qualified staff, equipment and services in a timely and cost-efficient manner;

●	our ability to conduct operations in a safe, efficient and effective manner;

●	our expansion plans and timeframe for completion of such plans;

●	our revenue growth and operating efficiencies;

●	customer demand for the Company's products;

●	the Company will have ongoing patent protection;

●	the sufficiency of budgeted capital expenditures in carrying out planned activities;

●	the availability and cost of labour and services;

●	trends in the bio-pharmaceutical industry;

●	there being no significant changes in regulatory, tax and healthcare laws and regulations;

●	the absence of a material change in competition;

●	our ability to maintain our current strategic relationships with Unbuzzd and Celly U.S Nutrition Corp, a Delaware corporation ("Celly U.S."), pursuant to the Unbuzzd License Agreement (as defined herein);

●	our ability to protect and maintain our, and not infringe on third parties', intellectual property rights throughout the world;

●	our ability to raise capital when needed in order to continue our product development programs and commercialization efforts;

●	our ability to attract and retain qualified employees and key personnel;

●	the Company's ability to successfully develop new commercialized products or find a market for their sale;

●	the impact of any future recall of the Company's products;

●	the Company's ability to promote and sustain its products, including any restrictions or constraints on marketing practices under the regulatory framework in which the Company operates;

●	our ability to issue Class B Subordinate Voting Shares pursuant to the ATM Offering;

●	there being generally stable economic and financial conditions in Canada, the United States, Australia, and globally;

●	cryptocurrencies continuing to function as financial assets capable of being held and transferred; and

●	the Company having the ability to conduct future financings and other transactions in cryptocurrency.

Although the Corporation believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that such statements will prove to be correct.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management's beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under "Item 3. Key information - D. Risk Factors" in this Annual Report. These risks and uncertainties include multiple factors:

●	the success of our clinical studies, our ability to obtain and maintain regulatory approval and to commercialize our Product Candidates, which include Lucid-21-302 ("Lucid-MS"), for the treatment of multiple sclerosis ("MS") and our product for alcohol misuse in the healthcare area;

●	failure of our licensing partners, Unbuzzd and Celly U.S. to continue selling and distributing unbuzzd™, a functional beverage product that seeks to provide relief from inebriation and accelerate alcohol metabolism in the consumer market;

●	the ability of our competitors to discover, develop or commercialize competing products to unbuzzd™, Lucid-MS or other product candidates before or more successfully than we do;

●	our plans to research, develop and commercialize our Product Candidates;

●	the occurrence of serious adverse, undesirable, or unacceptable side effects related to our Product Candidates;

●	the acceptance by the FDA and applicable foreign regulatory authorities of data from studies for Lucid-MS or our alcohol misuse products that we and our collaboration partners conduct within and outside the U.S. now and in the future;

●	our foreign private issuer status, the loss of which would require us to comply with the Exchange Act of 1934, as amended (the "Exchange Act") domestic reporting regime, and cause us to incur significant legal, accounting, and other expenses;

●	our incorporation in Ontario, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.;

●	the limited operating history of the Company and history of losses, and anticipated significant losses for the foreseeable future incurred to pursue commercialization of the Product Candidates;

●	the Company's inability to file investigational new drug applications ("INDs") or clinical trial applications ("CTAs") on timelines it reasonably anticipates, if at all;

●	the current stage of development of our Product Candidates and the inherent uncertainty of clinical development programs;

●	the Company's reliance on its Product Candidates;

●	the Company's ability to identify, license or discover additional product candidates;

●	failure to achieve the degree of market acceptance and demand for our products or Product Candidates by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success;

●	failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of Product Candidates;

●	results of earlier studies or clinical trials not being predictive of future clinical trials;

●	potential side effects, adverse events or other properties or safety risks of the Product Candidates;

●	preliminary, interim data obtained from the Company's clinical trials may not be indicative of future scientific observations or conclusions;

●	inability to establish sales and marketing capabilities, or enter into agreements with third parties, to sell and market any Product Candidates that the Company may develop;

●	the ability to provide the capital required for research, product development, operations and marketing;

●	violations of laws and regulations resulting in repercussions;

●	risks inherent in a pharmaceutical business and the development and commercialization of pharmaceutical products;

●	delays in clinical trials;

●	the Company's inability to attain or maintain the regulatory approvals it needs in any jurisdiction;

●	failure of counterparties to perform contractual obligations;

●	changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs;

●	uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products;

●	the effect that any public health crises, such as pandemics or epidemics may have on the Company's business;

●	the price of our securities may be volatile due to a variety of factors;

●	the inability to obtain required additional financing on terms favourable to the Corporation or at all;

●	the Company's anticipated negative cash flow from operations and non-profitability for the foreseeable future;

●	the issuances of equity securities and the conversion of outstanding securities to Class B Subordinate Voting Shares;

●	the Company's dual class share structure;

●	the market price of the Class B Subordinate Voting Shares possibly being subject to wide price fluctuations;

●	whether an active trading market for the Class B Subordinate Voting Shares is sustained;

●	the Company's ability to maintain compliance with Nasdaq Stock Market LLC's ("Nasdaq") rules for continued listing on the Nasdaq;

●	the Company's ability to identify and execute future acquisitions or dispositions effectively;

●	lack of dividends, and reinvestment of retained earnings, if any, into the Company's business;

●	the Company's reliance on management, key persons and skilled personnel;

●	reliance on contract manufacturing facilities;

●	manufacturing problems that could result in delay of the Company's development or commercialization programs;

●	insurance and uninsured risks; claims from suppliers; conflicts of interest between the Company and its directors and officers;

●	the Company's ability to manage its growth effectively;

●	supply chain interruptions and the ability to maintain required supplies of equipment, parts and components;

●	the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures;

●	results of litigation;

●	the dependence of the Company's operations, in part, on the maintenance and protection of its information technology systems and those of its third-party collaborators, CROs or other contractors or consultants, which could face cyber-attacks;

●	failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding;

●	unfavorable publicity or consumer perception towards the Product Candidates;

●	reputational risks to third parties with whom the Company does business; failure to comply with laws and regulations;

●	the Company's reliance on its own market research and forecasts;

●	competition from other technologies and pharmaceutical products;

●	the Company's ability to safely, securely, efficiently and cost-effectively transport our products to consumers;

●	liability arising from any fraudulent or illegal activity or misconduct by the Company's directors, officers, employees, contractors, consultants, commercial partners or vendors;

●	unforeseen claims made against the Company, including product liability claims or regulatory actions;

●	reliance on single-source suppliers for the acquisition of the drug substance and drug product for any of the Product Candidates;

●	inability to obtain or maintain sufficient intellectual property protection for the Product Candidates;

●	third-party claims of intellectual property infringement;

●	patent terms being insufficient to protect competitive position on Product Candidates;

●	inability to obtain patent term extensions or non-patent exclusivity;

●	inability to protect the confidentiality of trade secrets;

●	inability to protect trademarks and trade names;

●	filing of claims challenging the inventorship of the Company's patents and other intellectual property;

●	invalidity or unenforceability of patents;

●	claims regarding wrongfully used or disclosed confidential information of third parties;

●	risks related to the Company's investment in Unbuzzd, including the ability of Unbuzzd and Celly U.S. to commercialize the exclusive rights to the recreational applications for the Company's alcohol misuse technology;

●	risks related to the Company's status as a foreign private issuer;

●	the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies;

●	the Company's classification as a "passive foreign investment company";

●	that the Company's international business operations could expose it to regulatory risks or factors beyond our control;

●	risks related to expansion of international operations;

●	the Company's ability to produce and sell products in, and export products to, other jurisdictions;

●	regulatory regimes of locations for clinical trials outside of Canada and the United States;

●	failure to obtain approval to commercialize Product Candidates outside of Canada and the United States;

●	if clinical trials are conducted outside of Canada and the United States, FDA and Health Canada may not accept data from such trials;

●	other factors beyond the Company's control;

●	the Company will not issue Class B Subordinate Voting Shares pursuant to the ATM Offering;

●	risks related to the value, liquidity and regulatory treatment of cryptocurrencies held as treasury assets;

●	our inability to conduct future financing and other transactions in cryptocurrency;

●	the Company being subject to counterparty risks, including particular risks relating to its custodians with regards to the holding of digital assets in custodial accounts;

●	national phase filing risk; and

●	the other risk factors discussed under "Item 3. Key information - D. Risk Factors."

These forward-looking statements are applicable only as of the date of this Annual Report, and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report entitled "Item 3. Key information - D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

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

SUMMARY RISK FACTORS

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled "Item 3. Key information - D. Risk Factors." These risks include, among others, the following:

RISKS RELATED TO OUR PRODUCT CANDIDATES

●	We have a limited operating history and funding, which may make it difficult to evaluate Lucid-MS, our products for alcohol misuse and their product development, product prospects and overall likelihood of success;

●	Our drug product candidate, Lucid-MS or our products relating to alcohol misuse, may not receive regulatory approval from Health Canada or the FDA, in a timely manner, if at all, or may receive regulatory approval on limiting terms;

●	We are relying on Unbuzzd and Celly U.S., our licensing partners, to develop and promote unbuzzd™, an alcohol misuse product for the retail market;

●	The Company may be unable to raise the capital necessary for it to execute its strategy on favorable terms or at all; and

●	Drug development is a highly uncertain undertaking and involves a substantial degree of risk.

RISKS RELATED TO THE PHARMACEUTICAL BUSINESS

●	We rely on the UHN License (as defined herein) to use for pharmaceutical purposes certain patents and other intellectual property rights associated with Lucid-MS;

●	We rely on the Epitech License Agreement (as defined herein) and the UHN License to use for pharmaceutical purposes certain patents and other intellectual property rights associated with FSD-PEA and Lucid-MS;

●	Even if Lucid-MS receives regulatory approval, we may nonetheless fail to achieve the degree of market acceptance of Lucid-MS by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success;

●	We face significant competition for our Lucid-MS drug, and there is a possibility that our competitors may achieve regulatory approval for an effective treatment for MS before us or develop therapies that are safer, more advanced, or more effective than ours;

●	The loss of single-source suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business;

●	We currently rely on, and expect to continue to rely on, third parties to conduct drug trials and aspects of our research and preclinical testing for Lucid-MS, our products relating to alcohol misuse and other possible drug candidates;

●	We, our service providers, or any third-party manufacturers may fail to comply with regulatory requirements which could subject us to enforcement actions; and

●	The FDA, Health Canada or other comparable regulatory authorities may not accept data from trials conducted in foreign jurisdictions.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

●	We may be unable to obtain and maintain sufficient intellectual property protection for our Product Candidates and any future products that we may develop;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts; and

●	If we are unable to adequately protect the confidentiality of our trade secrets, our trademarks or trade names, our business may be adversely affected.

RISKS RELATED TO OUR CRYPTOCURRENCY CORPORATE TREASURY FUNCTION

●	Our investments in cryptocurrencies, including Bitcoin, Solana, Ethereum, XRP, SUI and Chainlink are subject to significant volatility and regulatory, market, and operational risks, which could materially adversely affect our financial condition and results of operations;

●	Our treasury holdings in cryptocurrency are and will be less liquid than cash and cash equivalents;

●	Cryptocurrencies, including those we hold in our treasury, are regarded as highly volatile assets, and fluctuations in price are likely to significantly influence the Company's financial statements and the trading price of our Class B Shares;

●	Cryptocurrencies are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty;

●	Our cryptocurrency treasury strategy has not been tested over any period of time or under different market conditions.

GENERAL CORPORATE RISKS

●	Our ability to continue as a going concern is dependent upon our ability to raise additional capital on acceptable terms, and there can be no assurance that such capital will be available when needed or at all;

●	Macroeconomic pressures in the markets in which we operate, including inflation, trade policy changes (including tariffs on Canadian exports), geopolitical unrest and other macroeconomic events, may materially and adversely affect our business and financial results and could cause a disruption to the development of our Product Candidates;

●	The Company operates in a highly regulated industry and is subject to a wide range of federal, state, and local laws, rules, and regulations, including FDA and Health Canada regulatory requirements and laws pertaining to fraud and abuse in healthcare, that affect nearly all aspects of our operations. Failure to comply with these laws, rules, and regulations, or to obtain and maintain required licenses, could subject the Company to enforcement actions, including substantial civil and criminal penalties, and might require us to recall or withdraw a product from the market or cease operations, which could materially and adversely affect our business, financial condition, and results of operations;

●	Any significant interruption in the supply chain for key inputs could materially impact the Company's business;

●	Future sales or issuances of equity securities and the conversion of outstanding securities to Class B Subordinate Voting Shares could decrease the value of the Class B Subordinate Voting Shares and dilute investors' voting power;

●	The Company's dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with a limited number of holders of Class A Multiple Voting Shares;

●	We may lose our status as a foreign private issuer;

●	On September 27, 2022 and April 5, 2024, we received deficiency notices from Nasdaq regarding our failure to meet the minimum bid price requirement for continued listing; while we have since regained compliance in both instances, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq and/or Canadian Securities Exchange (the "CSE") in the future;

●	The Company is currently party to several legal proceedings and may become a party to potential future litigation; and

●	We are a passive foreign investment company for U.S. federal income tax purposes, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our Class B Subordinate Voting Shares.

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

Importantly, the FOFI contained in this Annual Report are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s financial results for 2026. The FOFI or financial outlook contained in this Annual Report do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this Annual Report should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Annual Report. Except as required by Canadian securities laws and analogous U.S. securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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

Even if Lucid-MS or any of our other product candidates were to successfully obtain approval from Health Canada or the FDA or comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions, or contraindications, or may be subject to burdensome post-approval studies or risk management requirements. If we are unable to obtain regulatory approval for our Product Candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any of our other Product Candidates that we are developing or may discover, in-license, develop or acquire in the future. Also, any regulatory approval of our Product Candidates, once obtained, may be withdrawn. Furthermore, even if we obtain regulatory approval for any of our Product Candidates, their commercial success will depend on a number of factors, including the following:

●	development of a commercial organization within the Company or establishment of a commercial collaboration with a commercial infrastructure;

●	establishment of commercially viable pricing and obtaining approval for adequate reimbursement from third-party and government payers;

●	our ability to manufacture quantities of our Product Candidates using commercially satisfactory processes and at a scale sufficient to meet anticipated demand and enable us to reduce our cost of manufacturing;

●	our success in educating physicians and patients about the benefits, administration, and use of our Product Candidates;

●	the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competing treatments;

●	the effectiveness of our own or our potential strategic collaborators’ marketing, sales and distribution strategy and operations;

●	acceptance as a safe and effective therapy by patients and the medical community; and

●	a continued acceptable safety profile following approval.

Many of these factors are beyond our control. If we are unable to successfully commercialize our Product Candidates, we may not be able to earn sufficient revenues to continue our business.

We are relying on Unbuzzd and Celly U.S., our licensing partners, to promote our unbuzzd™ brand and if we fail to maintain a good relationship with Unbuzzd our business, financial condition and results of operations could be adversely affected.

We have licensed certain proprietary intellectual property to Unbuzzd and Celly U.S. pursuant to an Amended and Restated Exclusive License Agreement, dated as of August 14, 2024 (the “Unbuzzd IP License Agreement”). Pursuant to the Unbuzzd IP License Agreement, we are relying on Unbuzzd and Celly U.S. to promote, commercialize and distribute unbuzzd™ to the consumer market. Although we can maintain control over the products and content developed by Unbuzzd and Celly U.S. to a certain degree through contractual provisions in the Unbuzzd IP License Agreement, we have limited control over its marketing and commercialization strategy. As of December 31, 2025, the Company holds approximately 19.84% of the issued and outstanding shares of Unbuzzd. The Company concluded that it had de facto control of Unbuzzd through (i) related parties to the Company, including the Company’s ownership of 19.84%, hold approximately 55.23% of the issued and outstanding shares of Unbuzzd, (ii) the Company’s key management personnel are represented on the board of directors of Unbuzzd, (iii) the Company’s CFO is also the CFO of Unbuzzd, and (iv) Unbuzzd’s operations are dependant on the licensing agreement with the Company.

The viability of the Unbuzzd IP License Agreement depends on our ability to establish and maintain good relationship with Unbuzzd and Celly U.S. The value of the unbuzzd™ brand and the rapport that we maintain with Unbuzzd and Celly U.S. is an important factor for the success of this relationship.  If we are unable to maintain a good relationship with Unbuzzd and Celly U.S., it could have a material adverse effect on our results of operations. The Unbuzzd License Agreement requires us and our licensees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we could have a dispute with Unbuzzd or Celly U.S. regarding the interpretation of a provision in the Unbuzzd IP License Agreement. An adverse result in any such dispute could materially adversely impact our results of operations and business.

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

The development and commercialization of new drug products is highly competitive. We face competition with respect to Lucid-MS for the treatment of MS from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies world-wide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. There are a few approved therapies for progressive multiple sclerosis, including ocrelizumab by Roche and siponimod by Novartis, both of which are immunomodulatory drugs. Even if we are successful in achieving regulatory approval to commercialize Lucid-MS ahead of our competitors, our future pharmaceutical products may face direct competition from generic and other follow-on drug products.

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

Although a substantial amount of the Company’s effort will focus on the continued research and pre-clinical and clinical testing, potential approval and commercialization of its Product Candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Company’s research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following: (i) the Company’s research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates; (ii) the Company may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates; (iii) the Company’s product candidates may not succeed in pre-clinical or clinical testing; (iv) the Company’s product candidates may be shown to have harmful side effects or may have other characteristics that may make the product candidates unmarketable or unlikely to receive marketing approval; (v) competitors may develop alternatives that render the Company’s product candidates obsolete or less attractive; (vi) product candidates the Company develops may be covered by third parties’ patents or other exclusive rights; (vii) the market for a product candidate may change during the Company’s program such that the further development of a product candidate may become undesirable; (viii) a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and (ix) a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. In May 2023, GBB Drink Lab, Inc. (“GBB”) filed a lawsuit against the Company alleging a material breach of a mutual nondisclosure agreement and trade secret misappropriation in the U.S. District Court for the Southern District of Florida. This lawsuit is ongoing. For more information, please see “Item 8.A. Financial Information - Consolidated Statements and Other Financial Information – Legal Proceedings”.

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

Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of a Product Candidate or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact on our business.

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

Cryptocurrencies do not pay interest, dividends, or other returns merely as a result of ownership. While some processes, such as mining in Proof-of-Work (as defined herein) systems or as staking in Proof-of-Stake systems, allow for network participants to earn rewards or financial incentives, for example, from validating procedures, we may only generate cash from the sale of our cryptocurrency holdings in excess of the price at which we purchased them.

We currently engage in staking with respect to our Solana (SOL) holdings through our primary custodian, BitGo, as a built-in feature of our custodial arrangement. Staking rewards, if any, are generated by our SOL holdings participating in the validation of transactions on the Solana network. The amount of staking rewards is variable and is not guaranteed. Staking rewards are subject to the risks associated with the Solana network, including network outages, protocol changes, and regulatory developments. In addition, staked SOL may be subject to a "lock-up" or "unbonding" period during which we cannot access, transfer, or liquidate those holdings, which could impair our ability to respond to adverse market conditions or liquidity needs.

Separately, as of December 31, 2025, 18.32 of our Bitcoin units, with a fair value of approximately US$1,601,865, were pledged as collateral to BitGo Prime, LLC to secure a US$1,000,000 loan facility bearing interest at 9% per annum. The pledged Bitcoin units are subject to trading restrictions while securing the loan and are presented as "Digital assets — restricted" on our consolidated statement of financial position. We do not currently engage in staking or any other yield-generating activities with respect to our Bitcoin, ETH, SUI, or LINK holdings.

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

Proof-of-Stake: Proof-of-Stake is an alternative consensus mechanism utilized by certain blockchain networks, such as Ethereum and Solana. In this system, participants, referred to as validators, are selected to validate transactions and create new blocks based on the number of cryptocurrency tokens they hold and "stake" as collateral. Validators earn rewards for their participation, and the system is designed to reduce energy consumption compared to Proof-of-Work.

Cryptocurrencies are highly volatile assets and may not provide an adequate source of liquidity when needed.

The price at which cryptocurrencies trade is subject to frequent and significant fluctuations. For example, during the twelve-month period ended March 25, 2026, the price of Bitcoin exhibited a valuation range of approximately $62,000 to $124,000, having declined to the lower end of such range from a peak of approximately $124,752 reached in October 2025. This substantial variance in trading price within a single fiscal period exemplifies the extreme volatility characteristic of digital assets. Historically, the price of Bitcoin has experienced steep declines relative to previous highs, and such depreciation may reoccur rapidly and without prior notice. This inherent volatility could have a material adverse effect on our financial condition, our ability to access liquidity, our day-to-day operations, and the trading price of our Class B Shares.

Furthermore, our ability to freely trade our cryptocurrency assets and convert them into cash or cash equivalents may be restricted by trading halts or suspensions imposed by the trading platforms we utilize. Cryptocurrency exchanges may suspend trading, freeze withdrawals, or become inaccessible in response to extreme market volatility, technical failures, cyberattacks, or regulatory directives. Unlike traditional securities exchanges, many cryptocurrency trading platforms operate with limited regulatory oversight and are not subject to standardized business continuity or redundancy requirements. Recent incidents illustrate the risk that exchange-level infrastructure failures can limit access to liquidity precisely when market conditions are most volatile and when we may need to access funds the most. For example, on October 20, 2025, a widespread failure at Amazon Web Services' US-East-1 data center caused Coinbase, one of the largest cryptocurrency exchanges in the United States, to experience a service disruption lasting approximately three hours, during which users were unable to log in, execute trades, or process withdrawals. The same incident disrupted several Ethereum layer-2 networks and other blockchain infrastructure providers. Similarly, in November 2025, a Cloudflare network outage simultaneously disrupted access to multiple cryptocurrency exchanges and decentralized finance platforms, including Coinbase and Kraken. These incidents demonstrate that cryptocurrency exchanges are heavily dependent on a small number of centralized third-party infrastructure providers, and that failures in that infrastructure can restrict access to digital assets across multiple platforms simultaneously. No assurance can be given that similar or more prolonged disruptions will not occur in the future, and any such disruption could materially impair our ability to liquidate holdings and access funds when needed.

We will be subject to counterparty risks, including in particular risks relating to our custodians.

Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. We negotiate specific contractual terms and conditions with our custodians that we believe will help establish, under existing law, that our property interest in the digital assets held by our custodians is not subject to the claims of the custodian’s creditors in the event the custodian enters bankruptcy, receivership or similar insolvency proceedings. We seek to utilize custodians that are subject to applicable regulatory requirements in their jurisdictions of operation, although such regulatory protections may be limited or may not fully protect our assets in all circumstances.

If one or more of our custodially-held cryptocurrencies were considered to be part of our custodians' estates in insolvency proceedings, we could be treated as an unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such cryptocurrencies and this may ultimately result in the loss of the value related to some or all of such cryptocurrency. Even if we are able to prevent our cryptocurrency from being considered part of our custodians’ estates in insolvency proceedings, the inability to access our cryptocurrency funds due to delay may have a significant or material adverse effect on our financial condition and liquidity, which may in turn negatively affect the trading price of our Class B Shares.

Historical instances of financial institutions and cryptocurrency exchanges failing or being tied to fraud may have an adverse effect on the adoption, price, and use of cryptocurrencies in the digital asset markets at large.

The cryptocurrency industry has a history of high-profile failures, fraud, and enforcement actions that have caused significant losses for investors and highlighted the counterparty and systemic risks inherent in owning and transacting in digital assets. Bankruptcy filings involving cryptocurrency exchanges and lenders, including Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading, and Genesis Global Capital, the closure or liquidation of cryptocurrency-friendly financial institutions including Signature Bank and Silvergate Bank, and fraud prosecutions involving senior executives at FTX Trading have illustrated how rapidly and severely market confidence, access to digital assets, and asset values can deteriorate. In 2024, Genesis Global Capital completed its Chapter 11 restructuring and distributed approximately $4 billion to creditors, and its parent company, Digital Currency Group, continues to face litigation arising from the Genesis collapse — underscoring that the consequences of industry failures persist well beyond initial insolvency events.

In prior years, the SEC commenced significant enforcement actions against cryptocurrency exchanges and firms, including Coinbase, Inc. and Binance Holdings Ltd., alleging, among other things, that such firms operated as unregistered securities exchanges or engaged in the offer and sale of unregistered securities. Both actions have since been dismissed with prejudice: the SEC dismissed its civil enforcement action against Coinbase on February 27, 2025, citing its intent to develop a clearer regulatory framework for the crypto industry; and the SEC similarly filed a joint stipulation with Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc., and Changpeng Zhao to dismiss with prejudice its civil enforcement action against them, stating that such dismissal was appropriate "in the exercise of its discretion and as a policy matter." While the current U.S. regulatory environment has shifted toward a more permissive approach to digital assets, these prior enforcement actions illustrate the significant legal, reputational, and operational risks that can be associated with the ownership, custody, and trading of cryptocurrencies. The current regulatory posture may change with future changes in administration, Congressional action, or the views of the SEC or other regulatory bodies. There can be no assurance that new enforcement actions will not be initiated against exchanges, custodians, or other firms with which we transact, or that such actions, if commenced, would be dismissed or resolved without harm to our ability to access or liquidate our digital asset holdings.

Any future failures, frauds, regulatory actions, or loss of confidence affecting cryptocurrency exchanges, custodians, or financial institutions that service the digital asset industry may result in the loss of, misappropriation of, or inability to access our current or future cryptocurrency holdings. Such events may also adversely impact the adoption, use, and price of the specific cryptocurrencies we hold, which could have a material adverse effect on our financial condition, liquidity, ability to raise capital, operations, and the trading price of our Class B Shares.

The accounting treatment of our cryptocurrency holdings under IFRS remains subject to significant uncertainty and evolving guidance, which could require changes to our financial reporting and adversely affect investor perception of our financial results.

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

We prepare our financial statements in accordance with IFRS as issued by the IASB. Unlike U.S. GAAP, IFRS does not currently include a dedicated accounting standard specifically addressing cryptocurrency holdings. The primary guidance applicable to our holdings derives from the 2019 IFRS Interpretations Committee Agenda Decision on Holdings of Cryptocurrencies, which concluded that cryptocurrency holdings that are not held for sale in the ordinary course of business may meet the definition of an intangible asset under IAS 38, The Company has determined that its cryptocurrency holdings are financial assets and has elected to account for them at fair value through profit or loss ("FVTPL") under IAS 2 Inventories, applying the broker-trader exemption, with initial recognition at cost and subsequent measurement at fair value less costs to sell.

Under FVTPL, our cryptocurrency holdings are measured at fair value at each reporting date, with all changes in fair value — both gains and losses — recognized directly in our consolidated statement of loss and comprehensive loss in the period in which they occur. Fair value is determined using the closing price on the valuation date as published by BitGo, our primary custodian, which management considers to be a reliable and relevant approximation of fair value. This means that both appreciation and depreciation in the value of our cryptocurrency holdings flow directly through our income statement, and that a decline in cryptocurrency prices will directly increase our reported net loss for the period in which such decline occurs.

Under FASB ASU 2023-08, which is effective for U.S. GAAP reporters for fiscal years beginning after December 15, 2024, entities are also required to measure qualifying crypto assets at fair value each reporting period, with changes in fair value recorded directly in net income. While both IFRS and U.S. GAAP now require fair value measurement of cryptocurrency holdings through the income statement, differences in the specific assets eligible for this treatment and in measurement methodology may affect comparability between IFRS and U.S. GAAP reporters.

The IASB has considered but has not added a dedicated cryptocurrency accounting project to its active workplan, citing concerns about the prevalence and complexity of such transactions and the existence of the 2019 IFRS IC Agenda Decision as interim guidance. The IASB's broader IAS 38 intangible assets project may in the future review the treatment of cryptocurrencies, but no changes to IFRS Accounting Standards in this area are expected in the near term. If the IASB ultimately issues revised or new guidance on cryptocurrency accounting, we may be required to change our accounting policies, restate prior period financial statements, or make additional disclosures, any of which could have a significant and adverse effect on our reported financial results, our compliance with debt covenants or other financial metrics, and investor and analyst perception of our business.

Our application of FVTPL accounting to our cryptocurrency holdings requires us to exercise significant judgment, including with respect to: (i) the reliability and appropriateness of custodian-published pricing as the basis for fair value determination, including whether such pricing reflects prices from sufficiently active and observable markets to constitute fair value under IFRS 13; (ii) the classification of cryptocurrency holdings as financial assets under IAS2 rather than intangible assets under IAS 38; and (iii) the applicable fair value hierarchy level classification under IFRS 13 Fair Value Measurement. Changes in how we apply these judgments, changes in the views of the SEC or other regulatory bodies regarding the application of IFRS to digital assets, or changes in IFRS standards or their interpretations, could require us to modify our accounting methods and could impair our ability to provide timely and accurate financial information. Any such changes could negatively affect our business, financial condition, results of operations, and ability to raise capital on terms acceptable to us.

Cryptocurrencies are novel assets and are subject to ongoing uncertainty due to developments in regulatory spaces across the globe.

We currently hold Bitcoin, Solana, and other cryptocurrencies as part of our corporate treasury. The following describes regulatory risks that may be specifically applicable to these holdings.

The price of cryptocurrencies may be adversely affected by ongoing and uncertain regulatory scrutiny across the United States and the rest of the world. For example, in the United States, the SEC, the Commodity and Futures Trading Commission ("CFTC"), and the Financial Crimes Enforcement Network ("FinCEN"), all claim to have jurisdiction over cryptocurrencies depending on the specific instance. As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including FinCEN, the CFTC, the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users.

The regulatory framework for cryptocurrencies has evolved significantly across administrations. In March 2022, President Joseph R. Biden signed Executive Order 14067, which established a comprehensive framework for the responsible development of digital assets and for consumer protections. Executive Order 14067 was revoked on January 23, 2025, under the new administration by President Donald J. Trump in an executive order titled "Strengthening American Leadership in Digital Financial Technology." While the current U.S. administration has taken steps to facilitate the development and use of digital assets, including by revoking Executive Order 14067 and issuing the Digital Financial Technology executive order, the regulatory environment remains subject to change through future executive action, Congressional legislation, or regulatory rulemaking. There can be no assurance that the current regulatory environment will remain favorable to cryptocurrency ownership and use. Additionally, the SEC has taken the position that certain cryptocurrencies are securities under U.S. federal securities laws, and in some instances initiated enforcement actions wherein the SEC has referred to certain cryptocurrencies or crypto assets as securities. See more detail in Risk Factors — Solana and in Risk Factors — XRP. Moreover, in January 2025, the SEC acting Chairman announced a new Crypto Task Force dedicated to developing a comprehensive and clear regulatory framework for digital assets.

The SEC has also recently proposed amendments to the custody rules under Rule 206(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a "qualified custodian" under Rule 206(4)-2(d)(6) and expand the current custody rule under Rule 206(4)-2 to cover digital assets and related advisory activities. This proposed rulemaking was put forward in 2023 and has not been finalized; its status under current SEC leadership remains uncertain and we cannot predict whether, in what form, or on what timeline it may be finalized. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly.

In Canada, exchanges have taken similar stances regarding the determination of whether cryptocurrencies are securities. For example, in Staff Notice 46-308, the Canadian Securities Administrators endorsed the investment contract test of Pacific Coast Coin Exchange v. Ontario Securities Commission, and stated that determining whether a particular cryptocurrency or crypto asset is a security is a fact-specific endeavor based on the particular circumstances of that asset. Furthermore, cryptocurrency exchanges are subject to Proceeds of Crime (Money Laundering) and Terrorist Financing Act, which classifies business "dealing" in virtual currencies in a "business like-matter" as Money Service Businesses and are required to report certain events such receiving more than $10,000 in a single transaction. Additionally, cryptocurrencies are not given the status of legal tender under Section 8 of Canada's Currency Act. Regarding taxation, any transaction involving cryptocurrency may be treated under the Canada Revenue Agency's policy on barter transactions. In an exchange for goods or services, a recipient of cryptocurrency must report the transaction on their income statement, either as business income or capital gains. A description of the foregoing regulations in Canada are in addition to those that can be passed at the provincial level.

Other countries around the world have also addressed cryptocurrencies through regulation:

●	In 2021, China banned all crypto transactions and mining activities.

●	In 2023, the European Union introduced the Markets in Crypto-Assets Regulation ("MiCA"), which is intended to serve as a comprehensive regulatory framework for digital asset markets which imposes various obligations on digital asset issuers and service providers. MiCA came into effect in June 2024.

●	Since April 2022, India has imposed a 30% flat tax on gains from Virtual Digital Assets, including cryptocurrencies, and a 1% Tax Deducted at Source on crypto transactions, which remain in force as of the date of this Annual Report. Transactions involving cryptocurrency in India remain legal, though the tax regime applicable to such transactions may evolve further.

●	South Korea determined to amend its Financial Information Act in March 2020 to require virtual asset service providers to register and comply with its anti-money laundering and counter-terrorism funding framework. These measures also provide the government with the authority to close digital asset exchanges that do not comply with specified processes. South Korea has also banned initial coin offerings.

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

A successful security breach or cyberattack could result in:

●	a partial or total loss of our cryptocurrency in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our digital assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

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

We may be considered an Investment Company Under the Investment Company Act of 1940, as amended, and the application of the 1940 Act to our cryptocurrency holdings involves significant legal uncertainty.

Under the Investment Company Act of 1940 (the "1940 Act"), a company will be considered an "Investment Company" if, among other things, it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% Test"). As defined in the 1940 Act, "investment securities" includes all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner that are not themselves investment companies. We do not believe that we are an "investment company," as such term is defined in the 1940 Act, and are not registered as an "investment company" under the 1940 Act as of the date of this Annual Report.

A threshold legal question in applying the 40% Test to our cryptocurrency holdings is whether the cryptocurrencies we hold, Bitcoin, Solana, ETH, XRP, SUI, and LINK, all held through our custodian BitGo, constitute "investment securities" for purposes of the 1940 Act. Whether a crypto asset is a security depends on whether it satisfies the investment contract test established in SEC v. W.J. Howey Co. and subsequent case law. On March 17, 2026, the SEC and the CFTC jointly issued an interpretive release (Release Nos. 33-11412; 34-105020) providing that Bitcoin, Ether, Solana, XRP, and 13 other major cryptocurrencies constitute "digital commodities" and not securities under federal securities laws. This interpretive release supersedes all prior staff statements on this topic and represents the current position of the SEC. As digital commodities, these assets fall under CFTC oversight rather than the SEC's securities framework. Bitcoin, Solana, ETH, XRP, and certain of the other cryptocurrencies we hold are among the assets specifically named in the March 17, 2026 interpretive release as digital commodities. If these assets are properly classified as commodities rather than securities, they would not constitute "investment securities" for purposes of the 40% Test, and our holdings of those assets would not implicate the 40% Test on that basis alone.

Notwithstanding the foregoing, we note the following limitations and residual uncertainties. The March 17, 2026 interpretive release is described by the SEC as a "first step" toward a clearer regulatory framework, and the SEC expressly stated that the guidance applies prospectively and does not affect prior enforcement actions or ongoing litigation. The CLARITY Act, pending Congressional legislation that would codify digital commodity classifications into permanent U.S. law, has passed the House and cleared the Senate Agriculture Committee but has not yet been enacted. Until the CLARITY Act or equivalent legislation is enacted, the SEC's current interpretive position could be revisited or revised by future administrations or through subsequent rulemaking. Additionally, even a crypto asset that is not itself a security may become subject to federal securities laws if it is offered and sold as part of an investment contract, depending on the promises of its issuer and the circumstances of specific transactions. Accordingly, there can be no assurance that the classification of Bitcoin, Solana, ETH, XRP, SUI, LINK, and the other cryptocurrencies we hold as digital commodities will remain in effect, or that other cryptocurrency assets we may hold in the future will receive the same treatment.

As a further matter, we are incorporated under the laws of Ontario, Canada, and are a foreign private issuer. The extraterritorial application of the 1940 Act to foreign private issuers is not fully settled, and depends on, among other things, the nature and location of our assets and the composition of our investor base. We have sought to structure our affairs in a manner consistent with the requirements of the 1940 Act, and we do not believe that we are an investment company thereunder; however, there can be no assurance that the SEC would not take a different view of our status, particularly given the significant proportion of our assets represented by cryptocurrency holdings. The SEC has in the past issued comment letters to foreign private issuers whose investment securities represented approximately 37% of total assets, requesting a written legal analysis as to why such issuer should not be considered an investment company under the 1940 Act.

As of December 31, 2025, the aggregate fair value of our cryptocurrency holdings comprising Bitcoin, Solana, ETH, SUI, and LINK, all held through our custodian BitGo was approximately US$3,815,440, representing approximately 41% of our total unconsolidated assets as reported in our audited financial statements, calculated exclusive of U.S. government securities and cash items in accordance with the 1940 Act methodology. As of March 25, 2026, applying current market prices to our then-current unit holdings, the aggregate fair value of our cryptocurrency holdings was approximately US$5,262,685, representing approximately 55.86% of our total unconsolidated assets of approximately US$9,255,522 calculated on the same basis. This filing-date percentage exceeds the 40% threshold under the 1940 Act.

Notwithstanding the foregoing, because Bitcoin, Solana, ETH, XRP, SUI, and LINK are currently classified as digital commodities, not investment securities, under the March 17, 2026 SEC/CFTC interpretive release, we do not believe that our cryptocurrency holdings constitute "investment securities" for purposes of the 40% Test at this time. Accordingly, we do not believe that the 40% Test is currently triggered. However, this conclusion depends on the continued classification of these assets as digital commodities. If that classification were to change, or if we were to acquire cryptocurrency assets that are classified as securities, our holdings of investment securities could immediately exceed the 40% threshold, which would implicate the 40% Test and could require us to take prompt remedial action.

We regularly monitor our assets to maintain compliance with the 1940 Act. We have implemented the following procedures to monitor and manage our cryptocurrency holdings relative to our total asset base:

●	real-time tracking systems to monitor fluctuations in cryptocurrency values and the overall composition of our assets;

●	periodic reviews to assess the impact of market changes on our asset composition; and

●	a discretionary policy framework for the rebalancing or liquidation of cryptocurrency holdings if their value approaches levels that could implicate the 40% Test or any applicable threshold under the 1940 Act.

Notwithstanding these procedures, given that our cryptocurrency holdings currently represent approximately 45% of our total unconsolidated assets as of the filing date, already exceeding the 40% threshold on a gross basis, any reclassification of our cryptocurrency holdings as investment securities would require immediate remedial action. We may have limited time or ability to rebalance our portfolio in such circumstances. We may also need to acquire additional non-investment assets, incur debt, issue additional equity, or enter into other financing arrangements to maintain compliance with the 1940 Act, any of which could have a material adverse effect on our results of operations and financial condition. If we were to be considered an Investment Company under the 1940 Act, it would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may require us to change the manner in which we conduct our business.

Lack of regulations and transparency surrounding certain trading platforms.

Cryptocurrency trading platforms are often unregulated and lack transparency, leading to potential market confidence and volatility issues, whether or not underlying incidents have actually occurred or are merely perceived to be occurring. Reports suggest that a large portion of Bitcoin trading volume is false or artificially inflated, particularly on unregulated exchanges operating outside the United States. For example, in June 2023, the SEC filed suit against Binance and its founder, alleging among other things that Binance had engaged in wash trading to artificially inflate trading volumes on its platform. The SEC subsequently dismissed that action with prejudice in May 2025, in the exercise of its discretion and as a policy matter, as part of a broader shift in the SEC's approach to crypto regulation. While recent SEC enforcement actions against major cryptocurrency exchanges have been resolved or dismissed, this does not eliminate the risk that trading volume manipulation, wash trading, or other deceptive practices may occur on unregulated or lightly regulated platforms. Such practices, if widespread, would indicate a smaller and less liquid cryptocurrency market than current trading volumes suggest, which could adversely affect the price and liquidity of the cryptocurrencies we hold.

Past bankruptcies and enforcement actions involving major cryptocurrency exchanges and trading venues have caused significant declines in digital asset prices and have adversely affected investor confidence in the broader digital asset market. Similar events in the future — including the failure, fraud, or regulatory action against any exchange, custodian, or trading platform — could cause renewed declines in digital asset prices and could affect the value of our cryptocurrency holdings and, by extension, the trading price of our Class B Shares.

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

Our investments in cryptocurrencies, including Bitcoin, Solana, Ethereum, XRP, SUI, and Chainlink, are subject to significant volatility and regulatory, market, and operational risks, which could materially adversely affect our financial condition and results of operations.

In December 2024, we made the decision to expand our corporate treasury management function to include investments in cryptocurrencies. During 2025, the cryptocurrencies holdings expanded to include Bitcoin (BTC), Solana (SOL), Ethereum (ETH), XRP (subsequently liquidated during 2025), Sui (SUI), and Chainlink (LINK). As of December 31, 2024, the Company made purchases of US$1,003,000. During FY2025, the Company made further net purchases of US$3,726,073. Subsequent to December 31, 2025, and as of the date of this annual report, the Company made further net purchases of US$2,353,700. Therefore, as of the date of this annual report, the Company purchased an aggregate of US$7,082,773. As of December 31, 2025, the Company recorded realized gains of US$593,922 and unrealized losses of US$771,863 on its cryptocurrency holdings.

These holdings are subject to a number of significant risks, each of which is described in greater detail in the risk factors that follow. In summary:

Volatility and liquidity risk: Cryptocurrency prices have historically been highly volatile and may be influenced by numerous factors outside our control, including global demand, investor sentiment, changes in the supply of cryptocurrencies through mining activities, technological developments, security breaches, macroeconomic trends, and government regulation. The value of our holdings could decrease significantly over short periods of time, and we may be unable to recover our initial investment or realize any profits from these assets. Because the markets for cryptocurrencies are relatively new and may be less liquid than traditional financial markets, we could experience difficulty liquidating our positions, particularly during periods of market stress.

Regulatory risk: The legal and regulatory environment surrounding digital assets continues to evolve in Canada, the United States, and other jurisdictions in which we operate. Legislative or regulatory changes, or new interpretations by regulators, could restrict the acquisition, ownership, transfer, or use of cryptocurrencies and adversely affect their value or our ability to hold or transact in them. Certain jurisdictions have imposed, or may in the future impose, restrictions on cryptocurrency exchanges or wallet providers, which could limit our ability to access or convert our holdings.

Cybersecurity and operational risk: The loss or theft of private keys necessary to access our digital wallets, security breaches of exchanges or custodians, or technological failures could result in the permanent loss of our assets. Unlike traditional bank accounts or securities held with registered intermediaries, cryptocurrency holdings are not insured or otherwise protected by any government or regulatory authority.

Financial statement risk: Fluctuations in the value of our cryptocurrency holdings may introduce significant volatility into our financial statements. As we account for our cryptocurrency holdings at fair value through profit or loss under IAS2, all changes in fair value — both unrealized gains and unrealized losses — are recorded directly in our consolidated statement of loss and comprehensive loss in the period in which they occur. This means that a decline in cryptocurrency prices will directly increase our reported net loss for the period, which could materially and adversely affect investor and analyst perception of our financial performance and condition.

Given the inherent uncertainty and volatility of the cryptocurrency market, there can be no assurance that our investments in cryptocurrencies will not result in losses that could materially and adversely affect our financial position, results of operations, and liquidity.

In addition to the financial risks described above, our cryptocurrency treasury activities, while not related to our core biopharmaceutical business, require management attention and resources that would otherwise be devoted to the development and commercialization of our drug candidates, including Lucid-MS. The diversion of management focus and operational resources to cryptocurrency treasury management could slow the progress of our biopharmaceutical programs and adversely affect our ability to achieve our clinical and commercial objectives.

General Corporate Risks

Our ability to continue as a going concern is uncertain, and we may be unable to raise the additional capital required to fund our operations.

We have a history of operating losses and negative cash flow from operations, and we have not generated revenue from pharmaceutical product sales. We have funded our operations primarily through the issuance of equity and debt securities and through proceeds from our cryptocurrency treasury activities.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital when required and on acceptable terms. There can be no assurance that such financing will be available, or that it will be available on terms acceptable to us. If we are unable to raise adequate capital, we may be required to significantly curtail or cease our research and development activities, including our Lucid-MS clinical development program, or cease operations entirely. Even if we are successful in raising additional capital, future issuances of equity or convertible debt securities may significantly dilute existing shareholders, and any such financings may contain terms that are unfavorable to existing shareholders or impose restrictions on our operations. The uncertainty about our ability to continue as a going concern may adversely affect our ability to obtain new financing, enter into strategic partnerships, and attract and retain personnel, any of which could have a material adverse effect on our business, financial condition, and results of operations.

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

The Company’s limited operating history makes it difficult to evaluate its current business and future prospects. The Company has never generated any material amount of revenue and has not generated any revenue from its bio-tech business. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses and will not be profitable or generate positive cash flow from operating activities for the foreseeable future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business and pursue the commercialization of its Product Candidates. If the Company does not generate sufficient revenue to offset these expected increases in costs and operating expenses, it will not be profitable. The Company cannot predict when it will generate any revenue, or when or if it will become profitable or generate positive cash flow from operating activities, if at all.

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

The Company’s dual class structure has the effect of concentrating voting control for holders of Class A Multiple Voting Shares and the ability to influence corporate matters with those Shareholders. Currently, there are 42 outstanding Class A Multiple Voting Shares issued and outstanding. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have one vote per share. As of December 31, 2025, Shareholders who hold Class A Multiple Voting Shares together hold approximately 74.93% of the voting power of the Company’s outstanding voting shares and therefore have significant influence over management and affairs of the Company and over all matters requiring Shareholder approval.

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

Our Class B Subordinate Voting Shares are listed on Nasdaq and CSE. There can be no assurance that we will continue to meet Nasdaq and/or CSE’s listing standards. On September 27, 2022, and April 5, 2024, we received letters from the listing qualifications department staff of Nasdaq notifying us that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq. While we have since regained compliance with Nasdaq’s minimum bid price requirement in both situations, there can be no guarantee that we will be able to maintain such compliance in the future. If we lose our ability to maintain compliance with Nasdaq and/or the CSE’s continued listing rules, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class B Subordinate Voting Shares is a “penny stock,” in the U.S. which will require brokers trading in Class B Subordinate Voting Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	decreased ability to issue additional securities or obtain additional financing in the future.

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

Effective November 29, 2023, the Corporation completed the Plan of Arrangement, which included the distribution of the Unbuzzd Shares to the FSD Pharma Securityholders. For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Significant Developments in Fiscal 2023 and Fiscal 2024”.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or 50% or more of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and the Company’s PFIC status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. We believe that we were a PFIC for the year ended December 31, 2025. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, we believe that we may be considered a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of our shares, which is likely to fluctuate, no assurance can be given that the Company will not also be a PFIC in any future taxable year. If we are characterized as a PFIC, our Shareholders who are U.S. taxpayers may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Class B Subordinate Voting Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Class B Subordinate Voting Shares by individuals who are U.S. taxpayers, and the addition of interest charges to the tax on such gains and certain distributions. For more information, please see “Item 10. Additional Information - E. Taxation - Certain Material U.S. Federal Income Tax Considerations”.

National Phase Filing Risk

Some of the Company’s material patent rights are currently based on pending international patent applications for which national phase filings have not yet been completed. Until such national phase filings are timely made and accepted, the Company does not have enforceable patent rights in certain jurisdictions. Any failure to complete national phase filings within applicable deadlines, or any adverse determination by a patent office, could result in the loss of patent protection in one or more jurisdictions and could materially adversely affect the Company’s business, competitive position and future prospects.

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

The Company’s principal office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9, Canada, and its telephone number is +1-833-571-1811. As at the date of this Annual Report, the Company is a reporting issuer in each of the provinces and territories of Canada. The Company’s registrar and transfer agent is Marrelli Trust Company Limited. The Company’s agent for service in the United States is CT Company, 28 Liberty Street, New York, New York 10005.

For a description of our principal capital expenditures, principal acquisitions and divestitures for the three years ended December 31, 2025, 2024, and 2023 and for those currently in progress, see. “Item 4. Information on the Company - A. History and Development of the Company” and “Item 4. Information on the Company - B. Business Overview” and “Item 5. - Operating and Financial Review and Prospects”.

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

Important Events in the Development of the Company’s Business in Fiscal 2025 to the date of this Annual Report

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

January 20, 2025: the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of C$1,480,000. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share. On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares. On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814. See “December 5, 2024” below for more details on the December 2024 Offering.

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

February 6, 2025: Unbuzzd entered into a letter of engagement with a leading New York investment bank to raise up to US$10,000,000 in capital and explore an initial public offering on a major US public exchange.

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

March 7, 2025: the Company cancelled an aggregate of 7,692 warrants to purchase Class B Subordinate Voting Shares which were previously granted to Mr. Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the warrants. Management had reviewed Mr. Zapolin’s outstanding warrants and determined that the warrants granted to Mr. Zapolin under the Company’s equity incentive plan dated May 16, 2022 (the “Equity Incentive Plan”) no longer represented a realistic incentive to motivate Mr. Zapolin. Concurrently, the Company granted an aggregate of 7,692 Options to Mr. Zapolin to acquire Class B Subordinate Voting Shares (each, a “Zapolin Option”) pursuant to the Equity Incentive Plan, with an exercise price of C$6.60 per Class B Subordinate Voting Share. Each Zapolin Option granted vested immediately, and the expiry date of the Zapolin Options are on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Zapolin Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

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

March 26, 2025: the Company retained the services of LWM to enhance its market awareness. This engagement is for a period of 45 days, for $55,000. As of the date of this report, the Company engages with LWM.

March 27, 2025: the Corporation appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

March 31, 2025: the Company announced that it has closed the final tranche (“Final Tranche”) of the offering announced on December 5, 2024 (the “December 5 NR”) as amended on January 20, 2025, and based on the better terms announced on March 7, 2025 (the “March 7 NR”). The Company issued 2,420 Debenture Units (as defined in the December 5 NR, as amended by the March 7 NR) for C$2,420,000 as part of this Final Tranche bringing the total amount raised to C$5 million.

March 31, 2025: the Company entered into a joint clinical study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in people with multiple sclerosis (MS).

April 3, 2025: Unbuzzd Wellness launched unbuzzd in Puerto Rico with distribution partner FUSION Distribution Group, a leading distributor of health-conscious food and beverage offerings across Puerto Rico, the Caribbean, and parts of Central and South America.

April 10, 2025: Unbuzzd Wellness has secured a landmark partnership with the Asian American Trade Associations Council (“AATAC”) to expand the retail availability of unbuzzd™, increase sales, and recruit new customers. This partnership will focus on unbuzzd™’s convenient “On-the-Go Powder Stick Packs” which have been scientifically proven to accelerate the reduction of blood alcohol levels and restore mental alertness.

April 14, 2025: the Company announced that the reconsideration motion by Dr. Raza Bokhari at the Court of Appeal for Ontario was dismissed entirely in favour of Quantum BioPharma. As previously disclosed in Quantum BioPharma’s news releases issued May 11, 2023, October 4, 2023, and February 5, 2024, and January 17, 2025, Arbitrator Cunningham dismissed Dr. Bokhari’s claim that the Company had wrongfully dismissed him, awarding the Company approximately CDN$2.81 million in costs of the arbitration plus interest. Also, $175,000 in costs were awarded by Justice Conway in respect of the set aside application, and $5,000 in costs were awarded by the Court of Appeal totaling $180,000 in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. Dr. Raza Bokhari filed a re-consideration motion with the Court of Appeal for Ontario which is now dismissed entirely and $180,000 in awards is now due.

April 18, 2025: the Company announced the grant of 60,000 restricted share units (each, an “RSU”) pursuant to the Company’s equity incentive plan, to Malone Wealth Ventures, LLC.

April 18, 2025: The Company announced that the board of directors of the Company authorized and approved the settlement of outstanding debt owed to arm’s length parties by issuing Class B Shares at a deemed price of US$6.75 per Class B Share. The Class B Shares upon issuance will be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

April 22, 2025: the Company announced the appointment of Kevin Malone as an advisor to the Board of Directors.

On April 23, 2025: the Company expanded its portfolio of residential mortgages by issuing one new mortgage loan, with a principal amount of C$105,000 with a maturity of one year.

May 5, 2025: the Company announced that it had filed an amended complaint, to the original complaint filed on October 21, 2024, in the US District Court for the Southern District of New York, in response to the Motion to Dismiss filed by the defendants on January 31, 2025.

May 12, 2025: the Company announced the completion of dosing in 90-day repeated dose oral toxicity for Lucid-MS.

May 19, 2025: the Company purchased an additional USD$1,000,000 worth of Bitcoin and expanded its cryptocurrency holdings to a total value of $4,500,000.

May 20, 2025: the Company announced an agreement signing with a Global Pharmaceutical Contract Research Organization to prepare an application for Lucid-MS.

May 28, 2025: the Company received an ethics committee approval for Phase 2 clinical trial for the drug product containing ultra-micronized palmitoylethanolamide (PEA) to address the MCAS disease.

May 29, 2025: Unbuzzd retained MNP as auditor for its capital raise and changed its name to “Unbuzzd Wellness Inc.” from “Celly Nutrition Corp.” effective May 23, 2025.

May 30, 2025: the Company received $2,350,000 from settlement with Dr. Raza Bokhari. This settlement concluded all outstanding issues and prevented any future litigation in various courts in Canada. In accordance with the Sports Coat Prepaid Purchase Agreement, the Company paid $1,420,000 the proceeds received from Dr. Bokhari to Sports Coat, representing the full repayment of the principal and the additional return calculated under the Sports Coat agreement.

June 10, 2025: the Company announced that it expanded its cryptocurrency portfolio to a total value of $5,000,000.

June 13, 2025: the Company announced its intention to declare a special dividend consisting of Contingent Value Rights ("CVRs") based on proceeds from a future litigation settlement, to be issued on a one-for-one basis to holders of the Company's Class B Subordinate Voting Shares. Each CVR would entitle the holder to a pro rata portion of between 10% and 50% of net settlement proceeds, as determined by the Board, subject to a minimum threshold of US$50,000,000 in net settlement proceeds being received before any payment becomes payable to CVR holders.

June 17, 2025: the Company announced a first person with MS scanned in a joint study with Massachusetts General hospital.

June 18, 2025: the Company entered into a consulting agreement with Malone Wealth Ventures, LLC (“Malone Wealth”) to be effective as of April 15, 2025 to provide consulting services and general business services related to naked short-selling, corruption in the brokerage community and other corporate issues. The Company issued 30,000 Class B Subordinate Voting Shares on April 24, 2025, for prior services, and 60,000 RSUs, which vested in two 30,000-share tranches on June 12 and June 18, 2025, based on market capitalization targets.

June 25, 2025: the Company terminated the consulting agreement with Malone Wealth and his services as a Board Advisor.

June 26, 2025: Unbuzzd Wellness announced its intention to complete a $5,000,000 capital raise through Regulation D506(c) offering.

June 27, 2025: the Company announced a non-brokered private placement offering to issue twelve Class A Multiple Voting Shares at a price of C$50.00 per Class A Multiple Voting Share for gross proceeds of C$600.00. It is intended that Xorax and Fortius will purchase all the Class A Multiple Voting Shares, and the Company filed a material change report more than 21 days before the expected closing of the private placement.

July 1, 2025: Malone Wealth was rehired as a Board Advisor on July 1, 2025.

July 2, 2025: the Company issued 31,035 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 4 and 5 of the December 2024 Offering.

July 3, 2025: the Company issued 266,096 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 1, 2, 3, and 5 of the December 2024 Offering.

July 7, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company through its subsidiary, Huge Biopharma Australia Pty Ltd., the submission of its patented candidate breakthrough drug, Lucid-21-302 (Lucid-MS), to the Innovative Licensing and Access Pathway (ILAP) Passport program in the United Kingdom (UK). The ILAP Passport application was submitted for Lucid-21-302 as a new, first-in-class treatment for multiple sclerosis (MS).

July 10, 2025: the Company issued (i) 11,699 and (ii) 17,698 Class B Subordinate Voting Shares upon the cashless exercise of warrants to two investors attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 10, 2025: the Company renewed an existing residential mortgage in its portfolio, extending its maturity by one year, with a principal amount of C$925,000.

July 22, 2025: the Company announced (i) the purchase of 2,000 shares of GameStop Corp. (NYSE: GME), and (ii) the completion of debt settlements with an arm’s length creditor totaling $40,000, comprising (a) a June 18, 2025 settlement of $30,000 satisfied through the issuance of 1,000 Class B Subordinate Voting Shares at C$41.14 per Class B Subordinate Voting Share, which has been reflected in Quantum’s financial statements for the nine months ended September 30, 2025, and (b) a July 9, 2025 settlement of $10,000 satisfied through the issuance of 680 Class B Subordinate Voting Shares at C$23.85 per Class B Subordinate Voting Share. 12

July 24, 2025: the Company purchased 38,129 shares of Genius Group Limited (AMEX: GNS).

July 31, 2025: Further to the Company’s press release dated June 26, 2025, Unbuzzd Wellness launched its $5,000,000 capital raise through Regulation D506(c) offering to fund growth and establish a path to a possible initial public offering.

August 1, 2025: the Company issued 3,014 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to the convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

August 4, 2025: the Company announced that it had filed a legal reply in opposition to a joint motion to dismiss from defendants CIBC and RBC, continuing its lawsuit seeking over $700 million USD in damages. The Company alleges that these banks and others engaged in stock price manipulation and "spoofing" of its shares between January 2020 and August 2024, artificially depressing the stock price. The case is being pursued on a contingency basis by the law firms Christian Attar and Freedman Normand Friedland LLP, and the Company has stated it is open to an amicable resolution with the involved banks.

August 5, 2025: the Company announced positive results from the Clinical Study Report (CSR) for the Phase 1 Multiple Ascending Dose (MAD) clinical trial of its experimental multiple sclerosis drug, Lucid-MS, which concluded that the drug was safe and well-tolerated with no identified safety concerns in healthy participants, a critical step that allows the company to advance the clinical development and prepare for future efficacy trials in patients.

August 8, 2025: the Company announced that Positron Emission Tomography (PET) tracer used in a joint study with Massachusetts General Hospital (MGH) scientists shows the ability to capture differences across lesions in multiple sclerosis (MS) patients, which may prove highly useful for monitoring myelin integrity and demyelination in MS.

August 11, 2025: the Company announced through its subsidiary, Huge Biopharma Australia Pty Ltd., that it has signed an agreement with a leading contract development and manufacturing organization (CDMO) to manufacture an oral drug formulation of Lucid-MS. The oral formulation of Lucid-MS will serve as the drug product for the Company’s Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost with multiple sclerosis (MS). To date numerous animal models over the past decade showed Lucid-MS helped those animals regain their ability to walk.

August 11, 2025: the Company announced that further to its press release dated June 27, 2025, the Company will be seeking shareholder approval of its non-brokered private placement of class A multiple voting shares for aggregate gross proceeds of up to $600 at its upcoming annual general and special meeting being held on September 26, 2025.

On August 21, 2025: the Company announced the following corporate updates:

1)	Debt Settlement

On August 12, 2025, the board of directors of the Company authorized the settlement of outstanding debt with one creditor in the amount of $26,812.50 USD by converting the debt into 1,102 Class B Shares (“Creditor Shares”) at a deemed price of $24.33 USD per Class B Share.

2)	Grant of Restricted Stock Units

On August 15, 2025, the Board authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Equity Incentive Plan. The Company granted 800 RSUs each to Peter Stys and Jack Antel. The RSUs granted vest in accordance with the following schedule:

●	500 RSUs will vest to each Clinical Advisor when the Company has a filing application with the US FDA or an equivalent regulatory filing in another country for the start of a clinical Phase 2 trial for Lucid-MS within 1 year of grant.

●	300 RSUs will vest to each Clinical Advisor when the Company receives a no objection letter or an equivalent regulatory approval from the US FDA or other regulatory institution permitting the start of the clinical trial.

3)	Statutory Hold Period and Restrictions on Resale

The Creditor Shares and RSUs (and any Class B Shares issuable upon their settlement) are subject to a statutory hold period of four months and one day pursuant to the policies of the CSE. The RSUs and Creditor Shares were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

4)	Change to Advisory Board

Effective August 15, 2025, the Company terminated the Board Advisor Agreement dated July 1, 2025, with Kevin Malone, and as a result, Mr. Malone ceased serving as an Advisor to the Company’s Board of Directors.

September 10, 2025: the Company announced that Kingswood Capital Partners has initiated coverage of Quantum BioPharma with a BUY rating and a discounted cash flow-based US$45 price target, assuming successful Phase 2 and 3 trials of Lucid-MS in the 2026-2028 timeframe, and a commercial launch in 2029. The lead analyst of this report is Karen Sterling, PhD, CFA, Senior Equity Analyst at Kingswood Capital Partners. This coverage is unpaid, and Quantum BioPharma provided no consideration for this report.

September 18, 2025: the Company announced that Health Canada has granted a Product License (PN 80144141) for its natural health product, Qlarity. Quantum licensed a similar product, sold as a dietary supplement in the United States under the brand name “unbuzzd” (unbuzzd.com). This Product License from Health Canada permits Quantum to sell Qlarity in Canada. Health Canada’s product license permits the following recommended uses of Qlarity, among others: helps in energy production and metabolism; helps to maintain/support normal electrolyte balance; helps (temporarily) to enhance (physical) energy and motor performance, reduce fatigue, promote endurance, promote mental alertness, and enhance cognitive performance.

On September 26, 2025: the Company announced the following corporate updates:

1)	Grant of Restricted Stock Units

The Company’s board of directors authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Company’s omnibus equity incentive plan (“Equity Incentive Plan”). The Company granted 32,000 RSUs to each of Zeeshan Saeed, Anthony Durkacz, and Donal Carroll. The RSUs granted vest upon the compilation of data that would enable the drafting of a Phase 2 MS Study.

2)	Stock Options Grant

In addition, the Company granted 98,000 options (the “Options”) to acquire Class B subordinate voting shares in the capital of the Corporation at C$24.50 per Class B Share, pursuant to the Equity Incentive Plan, to certain directors, officers, employees, and consultants (the "Option Grant"). The Options granted vested immediately and expire on September 24, 2030.

3)	Statutory Hold Period and Restrictions on Resale

The Options and RSUs (and any Class B Shares issuable upon their settlement or exercise) are subject to a statutory hold period of four months and one day, and were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

4)	Related Party Transaction

The RSU Grant and the Option Grant, as they relate to the directors of the Company, constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (“MI 61-101”) due to the grants to the directors, who are members of the Board, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the RSU Grant and the Option Grant, as they relate to the directors of the Company. In its consideration and approval of the RSU Grant and the Option Grant, as they relate to the directors of the Company, the Board determined that the RSU Grant and the Option Grant, as they relate to the directors of the Company, were exempt from the formal valuation and minority approval requirements of MI 61-101. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the RSU Grant and the Option Grant, as they relate to the directors of the Company, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the RSU Grant and the Option Grant, as they relate to the directors of the Company, because the details of the grants to related parties to the Company were not settled until shortly prior to the grants. The Company wished to proceed on an expedited basis for business reasons.

October 1, 2025: the Company welcomed Dr. Jack Antel as new clinical advisor to its multiple sclerosis (MS) program centered around Lucid-21-302 (“Lucid-MS”), a patented, new chemical entity investigational drug designed to inhibit demyelination in MS. Dr. Antel will be advising Quantum Biopharma on the clinical development of Lucid-MS including design of efficacy trials of Lucid-MS in people with MS.

October 2, 2025: the Company announced it has received two key final reports related to its potential breakthrough drug for Multiple Sclerosis: the 90-day oral toxicity study report and the toxicokinetic study report for Lucid-MS. These studies were commissioned to provide key data to support an Investigational New Drug (IND) application with the US FDA for a phase-2 clinical trial in Multiple Sclerosis.

October 3, 2025: the Company announced that its Board of Directors set October 27, 2025, as the record date for the distribution of Contingent Value Rights (CVRs) to its Class B shareholders on a one-for-one basis. Each CVR entitles the holder to a pro rata portion of between 10% and 50% of net settlement proceeds — the specific percentage to be determined by the Board pursuant to a corporate resolution — from the Company's ongoing litigation seeking over US$700 million in damages from CIBC, RBC, and others for alleged stock manipulation and spoofing. No payment will become due and payable to any CVR holder until the then-outstanding and undistributed net settlement proceeds exceed US$50,000,000 in the aggregate. Payment is contingent on, and payable only if and when, the Company receives net proceeds from a settlement or final judgment in that matter.

October 8, 2025: the Company announced a public whistleblower policy offering a cash reward of up to USD $7 million to any individual or entity that provides definitive and verifiable proof of market manipulation in the Company's stock, with the reward payable only if the information significantly contributes to a trial victory or settlement in its ongoing lawsuit seeking over $700 million in damages from CIBC, RBC, and other financial institutions for alleged spoofing and stock manipulation.

October 14, 2025: the Company issued a formal response strongly refuting what it characterized as vague, unsubstantiated, and misleading allegations by The Schall Law Firm and DJS Law Group, which had announced an investigation into potential securities law violations, stating that the claims lacked any factual basis or concrete details and appeared to be an opportunistic attempt to damage the Company's reputation and provoke shareholder concern, , please see “Item 8. Financial Statements – Legal Proceedings.”

October 20, 2025: the Company announced the expiration at 5pm EST of 53,147 warrants (originally 3,454,543 warrants issued pre-reverse stock split (65 to 1)). All warrants were issued to hedge funds and investment funds as part of a previous financing completed on October 20, 2020.

October 29, 2025: the Company announced a non-brokered private placement of up to 30 class A Multiple Voting Shares of the company at the price of C$25 per class A multiple voting share for aggregate gross proceeds of up to C$750.

October 31, 2025, the Company filed a prospectus supplement to its effective shelf registration statement, pursuant to which it may from time to time offer and sell up to $21,225,000 of its Class B Subordinate Voting Shares through an at-the-market offering program.

December 9, 2025: During the year ended December 31, 2025, the portfolio of loan receivables held by our wholly-owned subsidiary, FSD Strategic Investments Inc., were sold to a corporation owned by the CFO of the Company. As of December 31, 2025, the Company no longer holds any loans secured by residential properties.

December 10 , 2025: The Company announced, further to its October 29, 2025, announcement, that it successfully closed a non-brokered private placement and issued 30 Class A Multiple Voting Shares of the Company at a price of C$25 per Class A Multiple Voting Share for gross proceeds of C$750.

December 22, 2025: The Company announced that pursuant to the entry into the at-the-market offering agreement with Rodman & Renshaw LLC (“Rodman”) on December 22, 2025, the Company, at its discretion may offer and sell from time to time, through Rodman as sales agent, Class B Subordinate Voting Shares in the capital of the Company having an aggregate offering price of up to $17,243,174.

December 22, 2025: Paul Durkacz, a shareholder of the Company, filed a class action lawsuit alleging that investors in the Company were the victims of stock manipulation The lawsuit alleges that between January 6, 2021, and October 15, 2025, shareholders who sold securities of the Company, formerly known as FSD Pharma Inc., were significantly and materially harmed.

December 23, 2025: The Company announced that oral dosing of Lucid-MS was complete in both a 180-day toxicity and toxicokinetic studies. These studies will support the Investigational New Drug (IND) with the US FDA, including the design of a Phase 2 trial of Lucid-MS in people with multiple sclerosis.

March 11, 2026: the Company announced that it intends to complete a non-brokered private placement offering of up to 4,000 convertible debenture units of the Company at a price of $1,000 per debenture unit. Each debenture unit will consist of (i) one secured convertible debenture having a face value of $1,000.00; and (ii) 333.33 common share purchase warrants exercisable for 333.33 Class B Subordinate Voting Shares. The debentures will mature on the date that is 24 months from the date of issuance and shall bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter, starting June 30, 2026. The principal sum of the debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of $3.00 per Class B Subordinate Voting Share. Each warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Shares at a price of $3.75 per warrant share, for a period of five (5) years from the date of issuance. The Company will use the proceeds from the offering for the ongoing development of the Company’s business model and for general working capital purposes. Additionally, the Company intends to settle certain amounts owing to arm’s length creditors and insiders of the Company, through the issuance of Class B Subordinate Voting Shares at a deemed price per Class B Subordinate Voting Share equal to the conversion price.

January 2026 through date of this annual report, the Company successfully sold an aggregate of $5,350,781 in proceeds under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent.

March 11, 2026: the Company issued 44,415 Class B Subordinate Voting Shares to executives and employees of the Company upon the exercise of RSUs.

March 20, 2026: the Company announced that it had closed its first tranche of a private placement offering, initially announced on March 10 and 11, 2026, and issued 3,750 debenture units for aggregate gross proceeds of C$3,750,000. One director of the Company participated in the private placement offering and subscribed for 300 debenture units, representing aggregate gross proceeds of C$300,000.

March 20, 2026: the Company also announced the completion of debt settlements by issuing an aggregate of 370,457 Class B Subordinate Voting Shares in the Company to settle approximately C$1,117,727 of debt owed to certain arm’s length creditors and insiders of the Company.

B. Business Overview

Overview of the Company – Business Segments

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates (“Product Candidates”) in different stages of development. Through Lucid, the Company is currently focused on the R&D of its lead compound, Lucid-MS (formerly Lucid-21-302). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption, to Unbuzzd and Celly U.S., and is entitled to a royalty on the revenue generated by Unbuzzd and Celly U.S. from sales of products created using the technology rights granted under the Unbuzzd IP License Agreement. Further, the Company is also focused on the R&D of novel formulations for the treatment of alcohol misuse for application in hospitals and other medical practices.

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

With respect to the Product Candidates for alcohol misuse disorders, the Corporation sees two distinct routes where this segment can be developed, (a) recreational retail and (b) healthcare; Unbuzzd and Celly U.S., through the Unbuzzd IP License Agreement (as defined herein), will be focusing on the recreational retail sector and the Corporation will be focusing on the healthcare sector as further outlined below:

a. Alcohol Misuse: Retail Product (known as “unbuzzd™”)

unbuzzd™ is a consumer recreational beverage product that will be sold via retail distribution. The Company entered into the Unbuzzd IP License Agreement, which provides Unbuzzd and Celly U.S. access to proprietary information for the purposes of consumer product development and marketing in connection with unbuzzd™. For more information, see “Item 4. Information on the Company – B. Business Overview – Significant Operations and Principal Activities in Fiscal 2023 and Fiscal 2024”.

The Plan of Arrangement has not had, and does not expect to have, an impact on the development of the retail product, unbuzzd™. As of the date of this Annual Report, the Company has trademarks with the Canadian Intellectual Property Office (Registrar of Trademarks) (“CIPO”) and the USPTO relating to novel treatments for alcohol misuse and related conditions, including ALCOHOLDEATH™, which was licensed to Unbuzzd and Celly U.S. pursuant to the Unbuzzd IP License Agreement (as defined herein). For more information, see “Item 4B. – Intellectual Property”.

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

Unbuzzd Public Relations Partnerships

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

Unbuzzd Distribution Partnerships

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

The Corporation’s continued operations are not dependent on the development of unbuzzd™ for recreational use by Unbuzzd and Celly U.S. pursuant to the Unbuzzd IP License Agreement.

b. Alcohol Misuse: Healthcare Product (the “Healthcare Product”)

The Healthcare Product has the potential to support emergency room physicians and their medical staff by managing the high volume of intoxicated patients who utilize critical resources (i.e. the physicians and their medical staff) that could be used for more urgent and critical needs. The Corporation did not license the intellectual property with respect to the Product Candidate for the Healthcare Product to Unbuzzd, and will be conducting further R&D, including clinical trials, into the viability of the Healthcare Product. Although any R&D conducted by the Corporation on the Healthcare Product could be shared with, and may assist, Unbuzzd and Celly U.S. in developing unbuzzd™, the Corporation has no obligation, pursuant to the Unbuzzd IP License Agreement (as defined herein), to share such information with its licensees.

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

March 31, 2025: the Company entered into a joint clinical study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in people with multiple sclerosis (MS).

May 20, 2025: the Company announced an agreement signing with a Global Pharmaceutical Contract Research Organization to prepare an application for Lucid-MS.

August 5, 2025: the Company announced positive results from the Clinical Study Report (CSR) for the Phase 1 Multiple Ascending Dose (MAD) clinical trial of its experimental multiple sclerosis drug, Lucid-MS, which concluded that the drug was safe and well-tolerated with no identified safety concerns in healthy participants, a critical step that allows the company to advance the clinical development and prepare for future efficacy trials in patients.

August 8, 2025: the Company announced that Positron Emission Tomography (PET) tracer used in a joint study with Massachusetts General Hospital (MGH) scientists shows the ability to capture differences across lesions in multiple sclerosis (MS) patients, which may prove highly useful for monitoring myelin integrity and demyelination in MS.

August 11, 2025: the Company announced through its subsidiary, Huge Biopharma Australia Pty Ltd., that it has signed an agreement with a leading contract development and manufacturing organization (CDMO) to manufacture an oral drug formulation of Lucid-MS. The oral formulation of Lucid-MS will serve as the drug product for the Company’s Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost with multiple sclerosis (MS). To date numerous animal models over the past decade showed Lucid-MS helped those animals regain their ability to walk.

September 10, 2025: the Company announced that Kingswood Capital Partners has initiated coverage of Quantum BioPharma with a BUY rating and a discounted cash flow-based US$45 price target, assuming successful Phase 2 and 3 trials of Lucid-MS in the 2026-2028 timeframe, and a commercial launch in 2029. The lead analyst of this report is Karen Sterling, PhD, CFA, Senior Equity Analyst at Kingswood Capital Partners. This coverage is unpaid, and Quantum BioPharma provided no consideration for this report.

October 1, 2025: the Company welcomed Dr. Jack Antel as new clinical advisor to its multiple sclerosis (MS) program centered around Lucid-21-302 (“Lucid-MS”), a patented, new chemical entity investigational drug designed to inhibit demyelination in MS. Dr. Antel will be advising Quantum Biopharma on the clinical development of Lucid-MS including design of efficacy trials of Lucid-MS in people with MS.

October 2, 2025: the Company announced it has received two key final reports related to its potential breakthrough drug for Multiple Sclerosis: the 90-day oral toxicity study report and the toxicokinetic study report for Lucid-MS. These studies were commissioned to provide key data to support an Investigational New Drug (IND) application with the US FDA for a phase-2 clinical trial in Multiple Sclerosis.

December 23, 2025: The Company announced that oral dosing of Lucid-MS was complete in both a 180-day toxicity and toxicokinetic studies. These studies will support the Investigational New Drug (IND) with the US FDA, including the design of a Phase 2 trial of Lucid-MS in people with multiple sclerosis.

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

On September 6, 2022, the Company received a “Study May Proceed” letter from the FDA for its IND application, and a “Notice of Authorization” from Health Canada for its Phase 2 clinical trial of FSD-PEA/FSD201. The corresponding study protocol is titled “A Randomized, Double-Blind Placebo Controlled Parallel Group Study of Safety and Efficacy of FSD201 in Patients with Chronic Widespread Musculoskeletal Nociplastic Pain Associated with Idiopathic Mast Cell Activation Syndrome (Disorder) (“MCAS”)”.

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

May 28, 2025: the Company received an ethics committee approval for Phase 2 clinical for the drug product containing ultra-micronized palmitoylethanolamide (PEA) to address the MCAS disease.

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

(2) FSD Strategic Investments

Residential Property Investments (Historical Segment)

Historically, through its wholly owned subsidiary, FSD Strategic Investments Inc., the Company maintained a portfolio of strategic residential investments focused on issuing loans secured by residential real estate properties.

The business generated returns and cash flow through fixed-rate lending arrangements, with loans arranged through a third-party financing intermediary. The Board’s investment criteria included a maximum loan-to-value ratio of 55%, a maximum loan value of C$1,200,000, and a requirement that the secured property be located in the Greater Toronto Area. Interest rates were determined based on borrower-specific factors, including credit score and equity held in the property.

During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. As of December 31, 2025, the Company no longer holds any loans secured by residential properties and has no further rights or obligations with respect to the sold portfolio. This business segment did not continue into the subsequent fiscal year.

(3) Bitcoin and Cryptocurrency Investments

In December 2024, the Company introduced to its corporate treasury management function to include investments in cryptocurrencies. During 2025, the cryptocurrencies holdings expanded to include Bitcoin (BTC), Solana (SOL), Ethereum (ETH), XRP (later liquidited in 2025), Sui (SUI), and Chainlink (LINK). A summary list of investments is provided below.

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

The supply of new Bitcoin is mathematically controlled so that the amount of Bitcoin grows at a limited rate pursuant to a pre-set schedule, with a capped supply of 21 million Bitcoin. Bitcoin's unique attributes not only differentiate it from fiat money but also from other cryptocurrencies. Bitcoin has the capacity to act as a hedge against inflation due to its limited supply, and its status as a non-security commodity is well-established in regulatory precedent.

As of March 2026, Bitcoin has a circulating supply of approximately 20.00 million BTC and a market capitalization of approximately $1.33 trillion . The token reached its all-time high of $124,000 in October 2025, and is currently trading in the range of $66,500 to $71,000, reflecting a correction from its peak as the market digests post-halving dynamics and macroeconomic conditions

The specific risk factors surrounding Bitcoin include the following:

●	“51% attacks”, which may occur where a group of malicious miners attain more than 50% of the Bitcoin network’s mining power, thereby enabling such miners to control and manipulate the blockchain;

●	“Denial-of-service attacks”, which may occur when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes;

●	Unauthorized wallet access whereby an attacker deceives the victim into sharing private keys;

●	Bitcoin is highly volatile and has experienced large fluctuations in its price since its inception and over the previous 12 months;

●	The computing power necessary to validate transactions requires vast amounts of energy and produces carbon emissions;

●	Bitcoin’s network is subject to congestion and the amount of transactions processed in each block is limited and the process of validating transactions can be delayed resulting in an increase in transaction fees; and

●	A decrease in incentives to validate transactions on the blockchain after 21 million Bitcoin have been issued.

As of December 31, 2025, 18.32 Bitcoin units with a fair value of approximately US$1,601,865 were pledged as collateral to BitGo Prime, LLC, the Company's primary custodian, pursuant to a loan agreement dated June 4, 2025. The loan bears interest at 9% per annum, has an open-ended duration terminable at the Company's discretion, and had an outstanding principal balance of US$1,000,000 as of December 31, 2025. Under the terms of the agreement, the Company is required to maintain collateral with a fair value of at least 150% of the outstanding loan balance. The pledged Bitcoin units are subject to trading restrictions while securing the loan; however, the Company retains the contractual right to recall the collateral at its sole discretion, upon which the Bitcoin units would be immediately released from trading restrictions and available for corporate use. These pledged Bitcoin units are presented as "Digital assets — restricted" on the Company's consolidated statement of financial position.

Solana

The Solana (“SOL”) protocol was first conceived by Anatoly Yakovenko in a 2017 whitepaper. Development of the Solana network is overseen by the Solana Foundation, a Swiss non-profit organization, and Solana Labs, Inc., a Delaware corporation, which administered the original network launch and token distribution. Smart contract operations are executed on the Solana blockchain in exchange for payment of SOL. In addition to Proof-of-Stake mechanisms, Solana uses a Proof-of-History (“PoH”) consensus mechanism that automatically orders on-chain transactions by creating a historical record that proves an event has occurred at a specific moment in time. PoH is intended to provide a transaction processing speed and capacity advantage over traditional PoW and PoS networks, which rely on sequential production of blocks and can lead to delays caused by validator confirmations. The Company holds SOL as part of its cryptocurrency treasury and engages in staking of its SOL holdings through its primary custodian, BitGo, as a built-in feature of its custodial arrangement. Staking rewards, if any, are variable and not guaranteed, and staked SOL may be subject to an unbonding period during which those holdings cannot be transferred or liquidated. The staked SOL holdings are included in the unrestricted digital assets balance on the Company's consolidated statement of financial position .

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

The regulatory status of SOL under U.S. federal securities laws has evolved significantly. While the SEC asserted in its June 2023 enforcement complaints against Binance and Coinbase that SOL was an unregistered security, it removed those allegations from its amended complaint against Coinbase in September 2024. On March 17, 2026, the SEC and CFTC jointly issued an interpretive release (Release Nos. 33-11412; 34-105020) that explicitly classified SOL as a digital commodity — not a security — under U.S. federal securities laws, placing it under CFTC oversight and superseding all prior SEC staff statements on this topic. However, this classification is interpretive guidance, not permanent law; the Digital Asset Market Clarity Act of 2025, which passed the U.S. House in July 2025 but remains pending before the Senate, would codify this classification into statute. Until that legislation is enacted, the current regulatory status of SOL could be revised by future agency leadership or Congressional action, and there can be no assurance that this classification will remain in effect.

As of March 2026, Solana has a circulating supply of approximately 569.65 million to 621.60 million SOL, depending on the inclusion of staked and locked tokens, and a market capitalization of approximately $49.7 billion. The token reached its all-time high of $296 in January 2025, and is currently trading in the range of $87 to $120, representing a significant correction of approximately 70-80% from its peak as the market consolidates following the approval of Solana spot ETFs in late 2025.

Additionally, there other risks specific to SOL include, but are not limited to, the following:

●	Aside from “staking” SOL does not pay interest, dividends, or other returns in connection with mere ownership of SOL any returns from staking are variable, not guaranteed, and dependent on network conditions;

●	SOL’s PoH system is relatively new and may not function as intended;

●	SOL has been the subject of much regulatory scrutiny, including in major SEC enforcement actions such as against Binance;

●	SOL does not have a maximum determined supply and instead uses an inflation model, and a proposal, SIMD-228, to transition to dynamic, market-based model failed in 2025;

●	The core developers of Solana have the ability to propose amendments to the Solana network’s source code, and to the extent that such amendments are adopted by a significant majority of users and validators on the Solana network, such amendments may materially adversely affect the value of SOL;

●	Since developers are not directly compensated for their contributions to the network and addressing emerging issues, inadequate incentives for participation may lead to a decrease in the number of validators and users.

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

Risks specific to Dogecoin include the following:

●	There is no limit to Dogecoin’s supply, and although it has a diminished inflation rate because a fixed-rate of 5 billion Dogecoin are created every year, this will not change unless the block reward is adjusted or the network adopts an issuance cap;

●	Like Bitcoin, Dogecoin is theoretically susceptible to a “51% attack” as it relies on miners who maintain the consensus in a decentralized computer network;

●	Many Dogecoin participants engage in speculative trading; and

●	Dogecoin’s origins as a “meme coin” and that many purchase them for social and entertainment value may contribute to the lack of serious and widespread adoption and use of the cryptocurrency.

During 2025, the Company liquidated its entire holdings of Dogecoin. As at December 31, 2025, and as at the date of this annual report, no further units of Dogecoin were purchased.

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

The total supply of XRP is limited, similar to bitcoin, with 100 billion tokens available, with a significant portion, approximately 55 billion tokens held in escrow by Ripple Labs, Inc. (“Ripple”), which was started by the XRP Creators to solve problems regarding payment processing. XRP is released programmatically on a monthly schedule to ensure liquidity and minimize market disruption, with a consistent pattern of unlocking 1 billion XRP at the start of each month and relocking the unused portion. As of March 2026, the total escrow balance stands at approximately 33.3 billion XRP.

In 2025, Ripple launched RLUSD, a USD-pegged stablecoin, which is now integrated directly into XRP trading pairs on major exchanges. This integration removes friction in bridging capital through third-party stablecoins, enabling seamless settlement within the XRP ecosystem. The XRP Ledger has also experienced significant growth, with transaction volumes increasing over 40% from recent baselines, driven by cross-border payments, DeFi activity, and growing institutional integration.

The inclusion of XRP in our treasury strategy has been subject to significant regulatory scrutiny. In December 2020, the SEC commenced civil enforcement proceedings against Ripple Labs, Inc. ("Ripple") and certain of its executives, alleging that the offer and sale of XRP constituted an unregistered securities offering under the Securities Act of 1933, as amended. In July 2023, the U.S. District Court for the Southern District of New York issued a partial ruling finding that, while certain institutional sales of XRP by Ripple constituted unregistered securities offerings, XRP sold on digital asset trading platforms in secondary market transactions did not constitute a security under applicable U.S. federal securities laws.

Both the SEC and Ripple appealed aspects of the district court's ruling. On August 7, 2025, the SEC and Ripple jointly filed a stipulation of dismissal with the U.S. Court of Appeals for the Second Circuit, withdrawing the SEC's appeal and Ripple's cross-appeal, with each party agreeing to bear its own costs. On August 22, 2025, the Second Circuit approved the joint stipulation of dismissal, formally ending all appellate proceedings. The resolution of the litigation includes a $125 million civil penalty payable by Ripple to the U.S. Treasury. The district court's final judgment remains in effect, including a permanent injunction prohibiting Ripple from violating the registration provisions of the Securities Act in connection with future institutional sales of XRP.

As a result of the dismissal with prejudice, the district court's finding that XRP is not a security in secondary market transactions is final and binding in the Second Circuit. Retail trading of XRP on public exchanges is not restricted by the injunction. However, certain risks associated with our XRP holdings remain. Trading platforms that facilitate XRP transactions and institutional participants may remain cautious given the residual injunction against Ripple's institutional sales, which could affect market liquidity. In addition, the regulatory environment for digital assets continues to evolve and future legislative, regulatory, or judicial developments could affect the legal status of XRP or the terms on which it may be traded or held.

The following is a summary of the risk factors associated with XRP:

●	The centralization of power in Ripple in contrast to decentralized systems such as Bitcoin may lead to significant influence, control, and manipulation of the market;

●	Regulatory uncertainty has contributed to XRP’s volatility and hesitation regarding widespread adoption;

●	XRP’s dependence on Ripple’s partnerships and success introduce risks that are not present in more decentralized networks.

Ethereum (ETH)

Ethereum is a decentralized, open-source blockchain system that features smart contract functionality. The platform was first proposed in late 2013 by Vitalik Buterin, a Russian-Canadian programmer, and development was crowdfunded in 2014. The Ethereum network went live on July 30, 2015, with 72 million coins pre-mined for the founding developers and contributors.

Ethereum enables developers to build and deploy decentralized applications through its native programming language, Solidity, which runs on the Ethereum Virtual Machine ("EVM"). The network's native digital asset, Ether ("ETH"), serves three primary functions within the ecosystem: (i) payment for transaction fees, known as "gas fees," which typically range from 0.001 to 0.1 ETH depending on network congestion; (ii) staking collateral under the Proof-of-Stake consensus mechanism; and (iii) a medium of exchange within decentralized applications.

The network underwent a significant architectural change in September 2022 known as "The Merge," transitioning from a Proof-of-Work to a Proof-of-Stake consensus mechanism. This upgrade reduced Ethereum's energy consumption by approximately 99.95% and decreased its annual inflation rate from 4.3% to 0.2%. According to ultrasound.money data, approximately $26 billion worth of ETH has been permanently burned through the network's fee-burning mechanism since the upgrade.

As of March 2026, Ethereum's development roadmap includes several key priorities announced by the Ethereum Foundation in February 2026. The network is targeting the implementation of quantum-resistant security features, with a dedicated Post-Quantum team established on January 24, 2026. The Glamsterdam network upgrade, scheduled for the first half of 2026, is expected to advance these quantum resistance capabilities.

As of March, 2026, Ethereum has a market capitalization of approximately $237.1 billion, with a circulating supply of 120.69 million ETH. The token reached its all-time high of $4,946.05 on August 25, 2025.

The following is a summary of the risk factors associated with holding ETH:

●	Price volatility: ETH has experienced significant price fluctuations, declining approximately 36% in the first two months of 2026 and trading near $1,900 in March 2026, down 60% from its 2025 all-time high;

●	Competition from alternative Layer-1 blockchains: Ethereum's DEX trading volume declined to $56.5 billion in February 2026, down from its August 2025 peak of $128.5 billion, while competitor Solana processed $95.5 billion in monthly transactions during the same period;

●	ETF outflows: Ethereum spot ETFs recorded net outflows of $369.87 million in February 2026, marking four consecutive months of outflows since November 2025;

●	Technical risk associated with network upgrades: The implementation of quantum-resistant features and continued gas limit increases may introduce unforeseen vulnerabilities or execution challenges;

●	Scalability trade-offs: Ethereum's strategy of scaling through Layer-2 solutions has faced criticism as competing networks like Solana and Tron currently lead in transaction fee revenue generation;

Chainlink (LINK)

Chainlink is a decentralized oracle network that enables blockchain-based smart contracts to securely interact with real-world data, events, and payment systems. The Chainlink network was founded by Sergey Nazarov and Steve Ellis, with the project conducting an initial coin offering in September 2017. The network's native token, LINK, is used to compensate node operators for retrieving data from off-chain sources, formatting it into blockchain-readable formats, and performing availability checks .

Chainlink's primary function is to serve as a bridge between blockchain environments and external systems, addressing the limitation that blockchains cannot natively access data outside their networks. The protocol has evolved to become a foundational infrastructure provider for the tokenization of real-world assets ("RWAs") and institutional decentralized finance applications. By February 2026, Chainlink oracles had secured over $28.4 trillion in value for DeFi protocols and financial institutions, up from $12 trillion in early 2025, cementing its status as a critical infrastructure layer .

Institutional adoption of Chainlink has accelerated in 2025-2026. The Bitwise Chainlink ETF (ticker: CLNK) launched on NYSE Arca, making LINK accessible to registered retirement accounts and institutional investors. Additionally, the U.S. Department of Commerce reportedly began relying on Chainlink oracles to deliver official economic data, including GDP and inflation figures, directly to blockchain networks . Chainlink's staking model has also expanded, with Staking v0.2 allowing more node operators and community members to earn protocol fees. As of February 2026, approximately 28.5% of circulating LINK was staked, compared to 12% in early 2025 .

As of March 2026, LINK is trading in the range of $9.00 to $10, with a market capitalization of approximately $9.36 billion . The network has grown to support over 2,450 active nodes, a 145% increase from early 2025 .

The following is a summary of the risk factors associated with holding LINK:

●	Dependence on network adoption: LINK's value is derived from the utility of the Chainlink network, and a failure to maintain its position as the leading oracle provider could adversely affect token value;

●	Competition from alternative oracle solutions: Other decentralized oracle networks and emerging technologies may offer competitive solutions that erode Chainlink's market share;

●	Smart contract risk: The complex nature of oracle networks and CCIP may contain undiscovered vulnerabilities that could be exploited;

●	Regulatory uncertainty: As Chainlink facilitates institutional financial infrastructure, increased regulatory scrutiny of oracle networks and their role in financial markets could emerge;

●	Token price volatility: LINK, similarly to other digital assets, is subject to significant price fluctuations;

●	Dependence on continued development: The network's roadmap relies on ongoing contributions from Chainlink Labs and the developer community, with no guarantee of continued participation.

Sui (SUI)

Sui is a Layer-1 blockchain platform developed by Mysten Labs, a company founded by former senior executives and lead architects of Meta Platforms, Inc.'s Novi Research (formerly Calibra) and Diem blockchain initiative. Sui's mainnet launched in May 2023, introducing a novel object-centric data model and the Move programming language adapted for blockchain development .

Sui distinguishes itself from other blockchain networks through its focus on parallel transaction processing and horizontal scalability. The network's architecture is designed to support high-throughput applications with low latency, making it suitable for applications in gaming, social networking, and high-frequency DeFi. According to the Sui Foundation, the network achieved significant improvements in transaction finality and cost efficiency throughout 2025, enabling new classes of applications that were previously impractical on blockchain infrastructure .

As of March 2026, Sui is trading at approximately $0.93 per token, with a circulating supply of 3.85 billion SUI and a maximum supply of 10.00 billion. The token reached its all-time high of $5.35 on January 5, 2025, and has a market capitalization of approximately $3.58 billion, ranking 30th among all cryptocurrencies .

Institutional adoption of Sui gained significant momentum in early 2026. On March 3, 2026, SUI Group Holdings formally introduced the "Sui Bank" initiative, positioning the Sui blockchain as a foundational platform for regulated financial services.

The following is a summary of the risk factors associated with holding SUI:

●	Price volatility and market sensitivity: SUI's price experienced a 30% surge in early 2026 followed by notable declines in total value locked, demonstrating the ecosystem's sensitivity to market fluctuations ;

●	Dependence on institutional adoption: The "Sui Bank" initiative and related institutional strategies are unproven and may fail to attract expected levels of regulated capital;

●	Regulatory uncertainty: Pending SEC decisions regarding spot SUI ETF applications from Grayscale and Bitwise could materially affect institutional demand and market access ;

●	Relatively short operating history: Having launched in 2023, Sui has a limited track record compared to more established networks, and its novel architecture may contain undiscovered vulnerabilities;

●	Token supply inflation: With a maximum supply of 10 billion tokens and only 3.85 billion currently in circulation, future token unlocks may create selling pressure ;

●	Concentration of token holdings: The substantial treasury holdings by SUI Group Holdings (108.37 million tokens) introduce centralization risks and potential market manipulation concerns.

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

Significant Operations and Principal Activities in Fiscal 2023 and Fiscal 2024 and Fiscal 2025

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

February 15, 2023: the Company regained compliance with Nasdaq’s continued listing requirements after receiving a written deficiency letter from Nasdaq on September 29, 2022, noting that the Company was not in compliance with the minimum bid price requirement set forth in the Nasdaq’s rules for continued listing on the Nasdaq.

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

April 24, 2023: the Company filed a provisional patent application with USPTO with respect to the Company’s alcohol misuse treatment technology, which was licensed to Unbuzzd under the Unbuzzd IP License Agreement for retail use.

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

May 25, 2023: the Company appointed Dr. Eric Hoskins to the Company’s Board. Effective at the same time was the resignation of Donal Carroll from the Board.

June 2, 2023: the Corporation terminated any further clinical development of FSD-PEA and put on hold further clinical development of Lucid-PSYCH. Clinical development of FSD-PEA has since resumed. For more information, please see “Item 4. Information on the Company – B. Business Overview – (iii) FSD-PEA and Lucid-PSYCH”.

June 23, 2023: the Company filed a motion to dismiss the complaint GBB had filed against the Corporation. For more information about the Company’s lawsuit with GBB, please see “Item 8. Financial Statements – Legal Proceedings.”

June 29, 2023: at the annual general and special meeting of the Shareholders, Messrs. Michael Zapolin and Dr. Eric Hoskins were elected as directors of the Company.

July 4, 2023: the Company announced the appointment of Mr. Zeeshan Saeed as CEO of the Company, to succeed Mr. Anthony Durkacz, who served as interim CEO of the Company since July 2021.

July 10, 2023: the Company received a “no objection letter” for a Phase 1 Lucid-MS clinical trial for the submission Clinical Trial Application, which was acknowledged on June 12, 2023. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

July 10, 2023: the Company announced that it had retained Christian Attar Law, a regional litigation firm located in Houston, Texas, to co-lead, along with New York City law firm, Warshaw Burstein, LLP, an investigation of any potential naked short selling or other market manipulation of the Corporation’s securities. For more information about the Company’s lawsuit against CIBC World Markets, RCB Dominion Securities, and John Does 1-10 please see “Item 8. Financial Statements – Legal Proceedings.”

July 19, 2023: the Company submitted a request for pre-IND meeting to the FDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023. For more information about Lucid-MS Clinical Trials, please see “Item 4B. – Business Overview – (ii) Lucid-MS”.

July 31, 2023: the Company entered the Unbuzzd IP License Agreement and related documents, which were subsequently amended. Pursuant to the Unbuzzd IP License Agreement, Unbuzzd gained access to proprietary information for the purposes of consumer product development and marketing and was granted the right to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle, and was granted the right to certain trademarks (collectively, the “Licensed IP”). The Unbuzzd IP License Agreement provided Unbuzzd with exclusive global rights to commercialize recreational applications for the Company’s alcohol misuse technology worldwide. In exchange, the Company received 200,000,000 common shares in the capital of Unbuzzd (“Unbuzzd Shares”) following a 2:1 share-split of Unbuzzd. The Company also received an anti-dilution warrant certificate (“Celly Warrant Certificate”) that entitles it to purchase up to 25% of the Unbuzzd Shares deemed outstanding less the 200,000,000 Unbuzzd Shares issued under the Unbuzzd IP License Agreement and from time to time as a result of any partial exercise under the anti-dilution Celly Warrant Certificate. The Company is also entitled to certain license fees and royalties under the Unbuzzd IP License Agreement. Through the Unbuzzd IP License Agreement, the Company acquired 34.66% of Unbuzzd as of July 31, 2024 (which has decreased to 19.84% as of December 31, 2025). The Company retained all rights to medical and pharmaceutical applications of the Licensed IP to further develop this business as part of its portfolio.

●	As part of the Unbuzzd IP License Agreement, the Company and Unbuzzd entered into a loan agreement for gross proceeds of C$1,000,000 (the “Unbuzzd Loan”), which was funded on August 1, 2023. Pursuant to the terms of the Unbuzzd Loan, the loan was secured by all of Unbuzzd’s assets and accrues interest at a rate of 10% per annum and matures on July 31, 2026, pursuant to a general security agreement dated July 31, 2023. On April 8, 2024, the Company and Unbuzzd amended the Unbuzzd Loan such that the interest payment due on the first annual anniversary of the Unbuzzd Loan was deferred to the second annual anniversary of the Unbuzzd Loan, increased the Unbuzzd Loan by C$300,000 to C$1,300,000, and provided the Company with the option to convert any amounts outstanding (inclusive of interest) into Unbuzzd Shares upon the occurrence of an event of default pursuant to the Loan Amending Agreement dated as of April 3, 2024, with an effective date of March 31, 2024 (the “Unbuzzd Amended Loan Agreement”). The Company also entered into an amended and restated general security agreement (the “Unbuzzd Amended Security Agreement”) with Unbuzzd in connection with the Unbuzzd Amended Loan Agreement.

August 2, 2023: the Company entered into a settlement agreement (the “Syneos Settlement Agreement”) with Syneos Health, LLC and Syneos Health UK Limited (collectively, the “Syneos”), whereby the Corporation paid Syneos US$100,000 within five days of the execution of the Settlement Agreement and upon receipt by Syneos of such settlement payment, Syneos shall waive, release and forgive the Corporation’s payment of (i) the different between the settlement payment and the damages payment (i.e. US$1,607,831) and (ii) interest on the damages payment ordered by the award, and any other amounts that were or could have been sought in the arbitration. Pursuant to the Syneos Settlement Agreement, Syneos also agreed to withdraw its recognition application that was filed on June 30, 2023. Payment was made by the Corporation on August 4, 2023, and pursuant to the terms of the Settlement Agreement, the matter was concluded in its entirety.

October 4, 2023: the ONSC dismissed the motion to set aside the arbitration award to the Company filed by Dr. Raza Bokhari. For more information about the Company’s lawsuits with Dr. Raz Bokhari, please see “Item 8. Financial Statements – Legal Proceedings.”

October 4, 2023: the Company entered into a definitive arrangement agreement with Unbuzzd dated October 4, 2023 (the “Unbuzzd Arrangement Agreement”) with respect to the distribution of a portion of the Corporation’s shareholdings of Unbuzzd to the FSD Pharma Securityholders (as defined herein).

●	Pursuant to the Unbuzzd Arrangement Agreement, FSD Pharma Securityholders passed a special resolution at the special meeting of Shareholders held on November 20, 2023 to approve a statutory plan of arrangement under section 182 of the OBCA (the “Plan of Arrangement”), which involved (i) an amendment to the capital structure of the Corporation (the “Share Capital Amendment”); and (ii) the distribution of a portion of the Unbuzzd Shares to the holders of the Class B Subordinate Voting Shares, Class A Multiple Voting Shares and outstanding warrants exercisable for the purchase of Class B Subordinate Voting Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Subordinate Voting Shares (“FSD Pharma Distribution Warrants” and together with Class A Multiple Voting Shares and Class B Subordinate Voting Shares, the “FSD Pharma Securities”). The Shareholders and the holders of FSD Pharma Distribution Warrants (collectively, the “FSD Pharma Securityholders”) received one Unbuzzd Share for each Class A Multiple Voting Share, Class B Subordinate Voting Share or FSD Pharma Distribution Warrant held.

November 24, 2023: the Company received a final order from the Ontario Superior Court (“ONSC”) approving the Plan of Arrangement. The record date of the Plan of Arrangement was set at November 28, 2023, and the ex-dividend date was set at November 27, 2023.

November 29, 2023: the Company completed the Plan of Arrangement. Holders of FSD Pharma Securities received one Unbuzzd Share for each Class A Multiple Voting Share, Class B Subordinate Voting Share, or FSD Pharma Distribution Warrant held. FSD Pharma Securityholders also received new Class A Multiple Voting Shares, new Class B Subordinate Voting Shares, and new FSD Pharma Distribution Warrants (“New FSD Pharma Securities”) in exchange for their Class A Multiple Voting Shares, Class B Subordinate Voting Shares, and FSD Pharma Distribution Warrants (the “Share Exchange”). Pursuant to the Share Exchange and in accordance with the terms of the Unbuzzd Arrangement Agreement, 24 (on a pre-consolidation basis) Class A Multiple Voting Shares were exchanged to 24 (on a pre-consolidation basis) new Class B Subordinate Voting Shares. Following the closing of the Plan of Arrangement, the Corporation had 48 new Class A Multiple Voting Shares, 39,376,723 (on a pre-consolidation basis) new Class B Subordinate Voting Shares, and 6,335,758 (on a pre-consolidation basis) new FSD Pharma Distribution Warrants issued and outstanding. Further details regarding the Plan of Arrangement are described in the management information circular dated October 20, 2023 (the "October 2023 Circular"), the supplement to the October 2023 Circular filed November 15, 2023, and the Unbuzzd Arrangement Agreement, each of which is available under the Corporation’s profile on SEDAR+ and EDGAR.

●	All Unbuzzd Shares distributed to FSD Pharma Securityholders pursuant to the Plan of Arrangement were subject to restrictions on resale, and were not transferrable until May 31, 2024, provided that, Unbuzzd may, in its sole discretion, waive such restrictions, in whole or in part.

●	The Plan of Arrangement resulted in an aggregate of 45,712,529 Unbuzzd Shares being distributed to the FSD Pharma Securityholders and an aggregate of 154,287,471 Unbuzzd Shares were retained by the Corporation, which represented approximately 26.15% of the issued and outstanding Unbuzzd Shares on a non-diluted basis.

●	The Plan of Arrangement was considered a “business combination” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) since (i) the FSD Pharma Securityholders’ interest in the FSD Pharma Securities may have been terminated without their consent as a result of the Share Capital Amendment; and (ii) Michael (Zappy) Zapolin, a director of the Corporation and therefore a “related party” under MI 61-101, was party to a “connected transaction” to the Plan of Arrangement. The Plan of Arrangement and subscription by Mr. Zapolin for 28,800,000 Unbuzzd Shares on August 1, 2023, were a “connected transaction” (the “Related Party Purchase”). Both transactions involved Unbuzzd as a common party and the Plan of Arrangement and Related Party Purchase were arguably negotiated at approximately the same time. At the time, Mr. Zapolin owned, directly or indirectly, nil Class B Subordinate Voting Shares, nil Class A Multiple Voting Shares, nil FSD Pharma Distribution Warrants, and 500,000 warrants, each exercisable for the purchase of one Class B Subordinate Voting Share. Any FSD Pharma Securities held by Mr. Zapolin were treated in the same fashion under the Plan of Arrangement as the FSD Pharma Securities held by every other FSD Pharma Securityholder. The Plan of Arrangement was not a “related party transaction” pursuant to MI 61-101 as a result of it being a “business combination” pursuant to MI 61-101. The Plan of Arrangement did not have a material impact or represent a material change on the Corporation’s financial performance and condition.

December 4, 2023: the Company closed a non-brokered private placement of Class A Multiple Voting Shares for gross aggregate proceeds of C$45.60 through the issuance of 24 (on a pre-consolidation basis) Class A Multiple Voting Shares at a price of C$1.90 per Class A Multiple Voting Share (the “December 2023 Class A Multiple Voting Share Private Placement”). The Corporation used the proceeds of the December 2023 Private Placement for general working capital purposes. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. For more information, see “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

December 22, 2023: In order to replace its prior base shelf prospectus that expired, effective December 22, 2023, the Company filed and obtained a receipt for its final short form base shelf prospectus dated December 22, 2023 (the “December 2023 Canadian Prospectus”, and together with the January 2024 Registration Statement, the “December 2023 Prospectuses”) to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus remains effective (the “December 2023 Canadian Prospectus Effective Period”). The December 2023 Canadian Prospectus has been filed in each of the provinces and territories in Canada. The December 2023 Canadian Prospectus enables the Company to offer, issue and sell, from time to time: Class B Subordinate Voting Shares, subscription receipts, warrants and units, or any combination thereof (collectively, the “Prospectus Securities”) for up to an aggregate offering amount of US$50,000,000, in one or more transactions during the December 2023 Canadian Prospectus Effective Period. Should the Company decide to offer Securities during the December 2023 Canadian Prospectus Effective Period, the specific terms, including the use of proceeds from any offering of Securities, will be set forth in one or more related prospectus supplements to the December 2023 Canadian Prospectus. Effective December 22, 2023, the Company also filed the January 2024 Registration Statement. For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Company’s Business in Fiscal 2025 to the date of this Annual Report.”

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

February 11, 2024: the Company engaged MZHCI, LLC, an MZ Group Company (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets (the “MZ Agreement”). Pursuant to the MZ Agreement, MZ is paid US$10,000 per month. Either party has the right to terminate the MZ Agreement upon fifteen days’ notice. As of the date of this Annual Report, the Company terminated its business relationship with MZHCI, LLC.

February 16, 2024: the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares, having an aggregate offering price of up to US$11,154,232 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering is payable to Wainwright in connection with its services. The ATM Offering was made in the United States pursuant to the January 2024 Registration Statement and the prospectus supplement dated February 16, 2024, and as amended pursuant to the Amendment No. 1 to the prospectus supplement dated August 26, 2024 (together with January 2024 Registration Statement, the “ATM U.S. Prospectus”) filed with the SEC.

●	Sales of the Class B Subordinate Voting Shares under the ATM U.S. Prospectus will and have been made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) including sales made directly on or through the Nasdaq. The Class B Subordinate Voting Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary between purchasers and during the period of distribution. No Class B Subordinate Voting Shares in the ATM Offering will be sold on the CSE or any other trading market in Canada.

●	The volume and timing of sales, if any, will be determined at the sole discretion of the Corporation’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Subordinate Voting Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund various clinical studies, trials and development programs, (ii) to fund R&D, and (iii) for general corporate purposes and working capital.

●	From February 16, 2024, through December 31, 2024, the Company sold an aggregate of 1,384,781 Class B Subordinate Voting Shares on a post-consolidation basis, pursuant to the ATM U.S. Prospectus for gross proceeds of approximately US$ 11,746,730.

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

March 31, 2024: the principal amount of the Unbuzzd Loan (as defined herein) was increased by C$300,000.00, pursuant to the Unbuzzd Amended Loan Agreement (as defined herein). No retroactive interest was to be charged on the increased amount. Thus, the total principal amount equates to C$1,300,000.00 as of December 31, 2025. The interest rate per annum remained unchanged. For more information, see “Item 4B. – Significant Operations and Principal Activities in Fiscal 2023 and Fiscal 2024”.

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

April 22, 2024: Celly U.S. announced its collaboration with BevSource. For more information about Unbuzzd Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

April 24, 2024: the Company entered into an agreement with ASPI in Tampa, Florida, to conduct the METAL-2 TRIAL. For more information about unbuzzd™ Clinical Trials, please see “Item 4B – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

April 25, 2024: Celly U.S. announced its partnership with Six+One. For more information about Unbuzzd Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

May 7, 2024: the Company announced the submission to HREC of for a trial in connection with Lucid-MS. For more information about Lucid-MS Clinical Trials, please see “Item 4B – Business Overview – (ii) Lucid-MS”.

May 16, 2024: Unbuzzd launched its newly designed packaging and logo.

May 22, 2024: the Company entered into an investor relations services agreement with IR Agency LLC (“IR Agency”). Pursuant to the agreement, IR Agency agreed to communicate information about the Corporation to the financial community including, but not limited to, creating company profiles, media distribution and building a digital community with respect to the Corporation for a period of one month beginning on May 28, 2024, in exchange for a fee of US$245,000. As at today’s date, the Corporation discontinued its engagement with IR Agency.

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

August 14, 2024: the Celly IP Nu IP License Agreement (i) was amended to add Celly U.S., as a licensee to the Unbuzzd IP License Agreement, effective as of the August 14, 2024, and granted Celly U.S. exclusive global rights to commercialize the Licensed IP (as defined herein) from August 14, 2024,  (ii) noted that Unbuzzd became the sole and exclusive owner of the unbuzzd™ trademark pursuant to an intellectual property purchase agreement with the Company dated October 2, 2023, and amended the definition of the Licensed IP in the Unbuzzd IP License Agreement to exclude unbuzzd™ any time after the unbuzzd™ trademark assignment date, and (iii) confirmed that Unbuzzd retained an exclusive global license to commercialize the Licensed IP since July 31, 2023, the effective date of the Unbuzzd License Agreement.  All other terms in the Unbuzzd IP License Agreement remained substantially the same.

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

August 26, 2024: the Company filed an amendment to the ATM U.S. Prospectus. For more information, see “Item 4A – Important Events in the Development of the Company’s Business in Fiscal 2025 to the date of this Annual Report.”

August 30, 2024: Donal Carroll assumed the role of Chief Financial Officer, and Nathan Coyle assumed the role of Controller. In addition, the Company appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions.

August 30, 2024: Unbuzzd launched unbuzzd™ Clear Eyed Citrus Powder grab-and-go stick packs on Amazon.com.

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

October 7, 2024: the Company announced that Celly U.S. signed a master distribution agreement with FUSION. For more information about Unbuzzd Public Relations Partnerships, please see “Item 4B. – Business Overview – (i)unbuzzd™ Retail Product Treatment for Alcohol Misuse”.

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

December 18, 2024: the Company entered into an investor relations services agreement with Enterprise Canada Inc. (“Enterprise”). Pursuant to the agreement (“Enterprise Agreement”), Enterprise has been engaged for an indefinite period. The Enterprise Agreement is structured in three phases, with C$10,000 paid to Enterprise at the start of phase 1, C$2,500 on the completion of phase 2, and C$5,000 due monthly as a public relations retainer (phase 3). Enterprise will be assisting the Company with its public relations strategy, which includes developing the Company’s narrative, key messages, and pitching strategies with identified targets. As of the date of this Annual Report, the Company has terminated its Business relationship with Enterprise Canada Inc.

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

January 20, 2025: the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of C$1,480,000. This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share. On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares. On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares. Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814. See “December 5, 2024” below for more details on the December 2024 Offering.

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

March 7, 2025: the Company cancelled an aggregate of 7,692 warrants to purchase Class B Subordinate Voting Shares which were previously granted to Mr. Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the warrants. Management had reviewed Mr. Zapolin’s outstanding warrants and determined that the warrants granted to Mr. Zapolin under the Company’s equity incentive plan dated May 16, 2022 (the “Equity Incentive Plan”) no longer represented a realistic incentive to motivate Mr. Zapolin. Concurrently, the Company granted an aggregate of 7,692 Options to Mr. Zapolin to acquire Class B Subordinate Voting Shares (each, a “Zapolin Option”) pursuant to the Equity Incentive Plan, with an exercise price of C$6.60 per Class B Subordinate Voting Share. Each Zapolin Option granted vested immediately, and the expiry date of the Zapolin Options are on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Zapolin Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

March 20, 2025: The Company increased its cryptocurrency holdings with the purchase of an additional US$1,500,000 worth of Bitcoin and other cryptocurrencies. For more information, please see “Item 4B. Business Overview – Overview of the Company – Business Segments – (3) Bitcoin and Cryptocurrency Investments”.

March 26, 2025: the Company retained the services of LWM to enhance its market awareness. This engagement is for a period of 45 days, for $55,000. As of the date of this report, the Company engages with LWM.

March 27, 2025: the Corporation appointed Terry Lynch to the Board to replace Dr. Sanjiv Chopra.

March 31, 2025: the Company announced that it has closed the final tranche (“Final Tranche”) of the offering announced on December 5, 2024 (the “December 5 NR”) as amended on January 20, 2025, and based on the better terms announced on March 7, 2025 (the “March 7 NR”). The Company issued 2,420 Debenture Units (as defined in the December 5 NR, as amended by the March 7 NR) for C$2,420,000 as part of this Final Tranche bringing the total amount raised to C$5 million.

April 14, 2025: the Company announced that the reconsideration motion by Dr. Raza Bokhari at the Court of Appeal for Ontario was dismissed entirely in favour of Quantum BioPharma. As previously disclosed in Quantum BioPharma’s news releases issued May 11, 2023, October 4, 2023, and February 5, 2024, and January 17, 2025, Arbitrator Cunningham dismissed Dr. Bokhari’s claim that the Company had wrongfully dismissed him, awarding the Company approximately CDN$2.81 million in costs of the arbitration plus interest. Also, $175,000 in costs were awarded by Justice Conway in respect of the set aside application, and $5,000 in costs were awarded by the Court of Appeal totaling $180,000 in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. Dr. Raza Bokhari filed a re-consideration motion with the Court of Appeal for Ontario which is now dismissed entirely and $180,000 in awards is now due.

April 18, 2025: the Company announced the grant of 60,000 restricted share units (each, an “RSU”) pursuant to the Company’s equity incentive plan, to Malone Wealth Ventures, LLC.

April 18, 2025: The Company announced that the board of directors of the Company authorized and approved the settlement of outstanding debt owed to arm’s length parties by issuing Class B Shares at a deemed price of US$6.75 per Class B Share. The Class B Shares upon issuance will be subject to a four month and one day hold period pursuant to the polices of the CSE and applicable securities laws.

April 22, 2025: the Company announced the appointment of Kevin Malone as an advisor to the Board of Directors.

On April 23, 2025: the Company expanded its portfolio of residential mortgages by issuing one new mortgage loan, with a principal amount of C$105,000 with a maturity of one year.

May 5, 2025: the Company announced that it had filed an amended complaint, to the original complaint filed on October 21, 2024, in the US District Court for the Southern District of New York, in response to the Motion to Dismiss filed by the defendants on January 31, 2025.

May 19, 2025: the Company purchased an additional USD$1,000,000 worth of Bitcoin and expanded its cryptocurrency holdings to a total value of $4,500,000.

May 30, 2025: the Company received $2,350,000 from settlement with Dr. Raza Bokhari. This settlement concluded all outstanding issues and prevented any future litigation in various courts in Canada. In accordance with the Sports Coat Prepaid Purchase Agreement, the Company paid $1,420,000 the proceeds received from Dr. Bokhari to Sports Coat, representing the full repayment of the principal and the additional return calculated under the Sports Coat agreement.

June 10, 2025: the Company announced that it purchased USD$500,000 additional Bitcoin and other cryptocurrencies, and expanded its cryptocurrency portfolio to a total value of $5,000,000.

June 13, 2025: the Company announced its intention to declare a special dividend consisting of Contingent Value Rights ("CVRs") based on proceeds from a future litigation settlement, to be issued on a one-for-one basis to holders of the Company's Class B Subordinate Voting Shares. Each CVR would entitle the holder to a pro rata portion of between 10% and 50% of net settlement proceeds, as determined by the Board, subject to a minimum threshold of US$50,000,000 in net settlement proceeds being received before any payment becomes payable to CVR holders.

June 18, 2025: the Company entered into a consulting agreement with Malone Wealth Ventures, LLC (“Malone Wealth”) to be effective as of April 15, 2025 to provide consulting services and general business services related to naked short-selling, corruption in the brokerage community and other corporate issues. The Company issued 30,000 Class B Subordinate Voting Shares on April 24, 2025, for prior services, and 60,000 RSUs, which vested in two 30,000-share tranches on June 12 and June 18, 2025, based on market capitalization targets.

June 25, 2025: the Company terminated the consulting agreement with Malone Wealth and his services as a Board Advisor.

June 27, 2025: the Company announced a non-brokered private placement offering to issue twelve Class A Multiple Voting Shares at a price of C$50.00 per Class A Multiple Voting Share for gross proceeds of C$600.00. It is intended that Xorax and Fortius will purchase all the Class A Multiple Voting Shares, and the Company filed a material change report more than 21 days before the expected closing of the private placement.

July 1, 2025: Malone Wealth was rehired as a Board Advisor on July 1, 2025.

July 2, 2025: the Company issued 31,035 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 4 and 5 of the December 2024 Offering.

July 3, 2025: the Company issued 266,096 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranches 1, 2, 3, and 5 of the December 2024 Offering.

July 7, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company issued 8,344 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 8, 2025: the Company through its subsidiary, Huge Biopharma Australia Pty Ltd., the submission of its patented candidate breakthrough drug, Lucid-21-302 (Lucid-MS), to the Innovative Licensing and Access Pathway (ILAP) Passport program in the United Kingdom (UK). The ILAP Passport application was submitted for Lucid-21-302 as a new, first-in-class treatment for multiple sclerosis (MS).

July 10, 2025: the Company issued (i) 11,699 and (ii) 17,698 Class B Subordinate Voting Shares upon the cashless exercise of warrants to two investors attached to convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

July 10, 2025: the Company renewed an existing residential mortgage in its portfolio, extending its maturity by one year, with a principal amount of C$925,000.

July 22, 2025: the Company announced (i) the purchase of 2,000 shares of GameStop Corp. (NYSE: GME), and (ii) the completion of debt settlements with an arm’s length creditor totaling $40,000, comprising (a) a June 18, 2025 settlement of $30,000 satisfied through the issuance of 1,000 Class B Subordinate Voting Shares at C$41.14 per Class B Subordinate Voting Share, which has been reflected in Quantum’s financial statements for the nine months ended September 30, 2025, and (b) a July 9, 2025 settlement of $10,000 satisfied through the issuance of 680 Class B Subordinate Voting Shares at C$23.85 per Class B Subordinate Voting Share.

July 24, 2025: the Company purchased 38,129 shares of Genius Group Limited (AMEX: GNS).

August 1, 2025: the Company issued 3,014 Class B Subordinate Voting Shares upon the cashless exercise of warrants to one investor attached to the convertible debentures purchased pursuant to tranche 5 of the December 2024 Offering.

August 4, 2025: the Company announced that it had filed a legal reply in opposition to a joint motion to dismiss from defendants CIBC and RBC, continuing its lawsuit seeking over $700 million USD in damages. The Company alleges that these banks and others engaged in stock price manipulation and "spoofing" of its shares between January 2020 and August 2024, artificially depressing the stock price. The case is being pursued on a contingency basis by the law firms Christian Attar and Freedman Normand Friedland LLP, and the Company has stated it is open to an amicable resolution with the involved banks.

August 11, 2025: the Company announced that further to its press release dated June 27, 2025, the Company will be seeking shareholder approval of its non-brokered private placement of class A multiple voting shares for aggregate gross proceeds of up to $600 at its upcoming annual general and special meeting being held on September 26, 2025.

On August 21, 2025: the Company announced the following corporate updates:

5)	Debt Settlement

On August 12, 2025, the board of directors of the Company authorized the settlement of outstanding debt with one creditor in the amount of $26,812.50 USD by converting the debt into 1,102 Class B Shares (“Creditor Shares”) at a deemed price of $24.33 USD per Class B Share.

6)	Grant of Restricted Stock Units

On August 15, 2025, the Board authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Equity Incentive Plan. The Company granted 800 RSUs each to Peter Stys and Jack Antel. The RSUs granted vest in accordance with the following schedule:

●	500 RSUs will vest to each Clinical Advisor when the Company has a filing application with the US FDA or an equivalent regulatory filing in another country for the start of a clinical Phase 2 trial for Lucid-MS within 1 year of grant.

●	300 RSUs will vest to each Clinical Advisor when the Company receives a no objection letter or an equivalent regulatory approval from the US FDA or other regulatory institution permitting the start of the clinical trial.

7)	Statutory Hold Period and Restrictions on Resale

The Creditor Shares and RSUs (and any Class B Shares issuable upon their settlement) are subject to a statutory hold period of four months and one day pursuant to the policies of the CSE. The RSUs and Creditor Shares were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

8)	Change to Advisory Board

Effective August 15, 2025, the Company terminated the Board Advisor Agreement dated July 1, 2025, with Kevin Malone, and as a result, Mr. Malone ceased serving as an Advisor to the Company’s Board of Directors.

On September 26, 2025: the Company announced the following corporate updates:

1)	Grant of Restricted Stock Units

The Company’s board of directors authorized and approved the grant of restricted share units (each, an “RSU”) pursuant to the Company’s omnibus equity incentive plan (“Equity Incentive Plan”). The Company granted 32,000 RSUs to each of Zeeshan Saeed, Anthony Durkacz, and Donal Carroll. The RSUs granted vest upon the compilation of data that would enable the drafting of a Phase 2 MS Study.

2)	Stock Options Grant

In addition, the Company granted 98,000 options (the “Options”) to acquire Class B subordinate voting shares in the capital of the Corporation at C$24.50 per Class B Share, pursuant to the Equity Incentive Plan, to certain directors, officers, employees, and consultants (the "Option Grant"). The Options granted vested immediately and expire on September 24, 2030.

3)	Statutory Hold Period and Restrictions on Resale

The Options and RSUs (and any Class B Shares issuable upon their settlement or exercise) are subject to a statutory hold period of four months and one day, and were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

4)	Related Party Transaction

The RSU Grant and the Option Grant, as they relate to the directors of the Company, constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions (“MI 61-101”) due to the grants to the directors, who are members of the Board, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the RSU Grant and the Option Grant, as they relate to the directors of the Company. In its consideration and approval of the RSU Grant and the Option Grant, as they relate to the directors of the Company, the Board determined that the RSU Grant and the Option Grant, as they relate to the directors of the Company, were exempt from the formal valuation and minority approval requirements of MI 61-101. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the RSU Grant and the Option Grant, as they relate to the directors of the Company, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the RSU Grant and the Option Grant, as they relate to the directors of the Company, because the details of the grants to related parties to the Company were not settled until shortly prior to the grants. The Company wished to proceed on an expedited basis for business reasons.

October 3, 2025: the Company announced that its Board of Directors set October 27, 2025, as the record date for the distribution of Contingent Value Rights (CVRs) to its Class B shareholders on a one-for-one basis. Each CVR entitles the holder to a pro rata portion of between 10% and 50% of net settlement proceeds — the specific percentage to be determined by the Board pursuant to a corporate resolution — from the Company's ongoing litigation seeking over US$700 million in damages from CIBC, RBC, and others for alleged stock manipulation and spoofing. No payment will become due and payable to any CVR holder until the then-outstanding and undistributed net settlement proceeds exceed US$50,000,000 in the aggregate. Payment is contingent on, and payable only if and when, the Company receives net proceeds from a settlement or final judgment in that matter..

October 8, 2025: the Company announced a public whistleblower policy offering a cash reward of up to USD $7 million to any individual or entity that provides definitive and verifiable proof of market manipulation in the Company's stock, with the reward payable only if the information significantly contributes to a trial victory or settlement in its ongoing lawsuit seeking over $700 million in damages from CIBC, RBC, and other financial institutions for alleged spoofing and stock manipulation.

October 14, 2025: the Company issued a formal response strongly refuting what it characterized as vague, unsubstantiated, and misleading allegations by The Schall Law Firm and DJS Law Group, which had announced an investigation into potential securities law violations, stating that the claims lacked any factual basis or concrete details and appeared to be an opportunistic attempt to damage the Company's reputation and provoke shareholder concern, please see “Item 8. Financial Statements – Legal Proceedings.”

October 20, 2025: the Company announced the expiration at 5pm EST of 53,147 warrants (originally 3,454,543 warrants issued pre-reverse stock split (65 to 1)). All warrants were issued to hedge funds and investment funds as part of a previous financing completed on October 20, 2020.

October 29, 2025: the Company announced a non-brokered private placement of up to 30 class A Multiple Voting Shares of the company at the price of C$25 per class A multiple voting share for aggregate gross proceeds of up to C$750.

October 31, 2025, the Company filed a prospectus supplement to its effective shelf registration statement in connection with its ATM Agreement with Wainwright, pursuant to which it may from time to time offer and sell up to $21,225,000 of its Class B Subordinate Voting Shares through an at-the-market offering program.

December 10, 2025. the Company announced it terminated the ATM Agreement with Wainwright to be effective December 20, 2025.

December 10, 2025: The Company announced, further to its October 29, 2025, announcement, that it successfully closed a non-brokered private placement and issued 30 Class A Multiple Voting Shares of the Company at a price of C$25 per Class A Multiple Voting Share for gross proceeds of C$750.

December 22, 2025: The company announced that pursuant to the entry into the at-the-market offering agreement with Rodman & Renshaw LLC (“Rodman”) on December 22 2025, the Company, at its discretion may offer and sell from time to time, through Rodman as sales agent, Class B Subordinate Voting Shares in the capital of the Company having an aggregate offering price of up to $17,243,174.

December 22, 2025: Paul Durkacz, a shareholder of the Company, filed a class action lawsuit alleging that investors in the Company were the victims of stock manipulation The lawsuit alleges that between January 6, 2021, and October 15, 2025, shareholders who sold securities of the Company, formerly known as FSD Pharma Inc., were significantly and materially harmed.

Milestones for Future Development

In light of the above, the Company has determined that it will prioritize the development of its viable assets, utilizing the limited in-house resources available, to maximize the chances of their successful commercialization. Therefore, the Company resolves to push forward with the development of (i) Lucid-MS, (ii) the Healthcare Product, and (iii) its license of unbuzzd™ to Unbuzzd and Celly U.S.. As previously discussed, the Company has decided to pause the development of Lucid-PSYCH.

The Company’s adaptable trial planning integrates insights from clinical and non-clinical studies, regulatory guidance, and market dynamics. Our adjusted timelines, especially in 2026, are influenced by key market regulations, ensuring efficiency and cost-effectiveness across chemistry, product development, and data acquisition.

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

Objective	Milestone(1)(2)	Estimated Cost 2024 (USD)	Estimated Cost 2025 (USD)	Estimated Timeframe for Completion(3)(4)	Notes
1. MAD Cohorts
	Regulatory Agency Approval			completed	MAD trial completed in 2025 including receipt of CSR (clinical study report)
	Site Pass Through Costs	730,413.00		completed
	First Participants In	-		completed
	Last Participant In	376,012.00		completed
	Completion of Report	150,282.00		completed
	Sub-total	1,256,707.00	-
2. Chronic Toxicity to initiate phase-2 (3-month study)
	Study design for 2-species toxicity trial	90,000.00		completed	3 month toxicity studies in 2 species were completed in 2025. Second interim report was not needed anymore as part of the agreements reached.
	First interim report	261,410.00		completed
	Second interim report
	Final Report	338,390.00		completed
	Sub-total	689,800.00	-

3. Lucid-MS Program
Non-clinical studies
	Phase 2 enabling pharmacology studies	111,474.00		completed	The pharmacology studies were completed in 2025 and the chronic toxcity studies will be completed in Q2-Q3 2026. Reproductive toxicology and autoradiography will be required for an NDA or for Phase 3 trial application submission.
	Chronic tox studies to complete phase-2 (2 species up to 9 months)	1,217,000.00	1,217,000.00	Q2-Q3 2026
	Reproductive toxicology and autoradiography	1,857,907.00	1,857,907.00	Q4 2027
Drug Substance and Product Manufacturing	Synthesis of non-GMP drug substance for chronic toxicology studies	819,100.00		completed	Synthesis of non-GMP drug substance for chronic toxicity studies was completed in 2025.
	Development of clinical Formulations	334,423.00		completed	Development of a clinical formulation for a Phase 2 trial was completed in 2025.
	Drug Substance for Phase 2 studies	1,800,000.00	1,800,000.00	Q2 2025-Q3 2026	Manufacturing of the drug substance for launching Phase-2 study began in 2025 and will continue to start of Phase 2 trial. Manufacturing of the drug product began in 2025 and will continue to start of Phase 2 trial. The costs are based on newer estimates that were received.
	Drug Product for Phase 2 studies	1,345,898.00	1,345,898.00	Q4 2025-Q4 2026
Clinical Studies	Phase 2 clinical trial sites and CRO identification and deposits	966,112.00	966,112.00	Q1-Q3 2026	The time frame includes submission of regulatory files discussions and approvals from the regulator identification of potential clinical sites and contracts negotiations. The title for this trial was reworded for clarity compared to 2023 annual report.
	Phase 2a proof of concept (“PoC”) clinical trial (launch biomarkers labs clinical site regulatory and other activities)	4,458,977.00	-	N/A	This trial is being replaced by a larger Phase 2 trial (below)
	Phase-2 clinical trial (launch biomarkers biostats labs clinical sites regulatory and other activities)	14,863,258.00	14,863,258.00	Q3 2026- Q4 2028	A single Phase 2 trial is being planned in multiple sclerosis
Regulatory licensing and other support costs	US FDA/Health Canada/UK MHRA regulatory activities patents maintenance/new filings patent licensing costs.	3,715,815.00	3,715,815.00	Q4 2024-Q4 2028	These are continuous activities for patents maintenance licensing costs (to UHN) regulatory filings for early market access among others. Milestones will be based on each activity undertaken and success of regulatory reviews. Each major milestone calls for a milestone payment to UHN.
	Sub-total	31,489,964.00	25,765,990.00

4. Alcohol Misuse Treatments Program: Healthcare Product
Non-clinical activities	In vitro and in vivo toxicology studies and dose range for the oral liquid formulation	743,163.00	743,163.00	Q4 2026-Q3 2027	These non-clinical activities will be undertaken as a part of our R&D program for new formulations in late 2026 that will serve the development of hospital and consumer products.
	In vitro and in vivo toxicology studies and dose range for the intravenous formulation	2,229,489.00	2,229,489.00	Q3-Q4 2027	These studies are aligned with the above line item for hospital product development.

Drug Substance and Product Manufacturing	Oral liquid formulation development	743,163.00	743,163.00	Q2-Q4 2027	GMP R&D manufacturing of oral liquid formulation for hospital line product; aligned with completion of non-clinical activities above.
	Intravenous formulation development	1,114,744.00	1,114,744.00	Q3 2027-Q2 2028	GMP R&D manufacturing of intravenous formulation for hospital line product; aligned with completion of non-clinical activities above and after the oral formulation development in the above line item.
	Oral liquid formulation manufacturing for clinical study	371,581.00	371,581.00	Q1-Q3 2028	Manufacturing of clinical trial material (liquid oral) will commence after R&D
	GMP Sterile formulation manufacturing for clinical studies	1,114,744.00	1,114,744.00	Q3 2028-Q1 2029	Manufacturing of clinical trial material (intravenous) will commence after R&D
Clinical Studies	Clinical study with one oral formulation	1,114,744.00	1,114,744.00	Q1 2028-Q4 2028	Clinical study using novel oral formulation is scheduled after the completion of toxicology and clinical trial materials manufacturing.
	Clinical study with one intravenous formulation for regulatory submission	1,857,907.00	1,857,907.00	Q2 2029-Q4 2029	Clinical study using novel intravenous formulation is scheduled after the completion of toxicology and intravenous clinical trial materials manufacturing.
Regulatory IP and other support costs	Regulatory activities and submissions in the USA and Canada	222,949.00	222,949.00	Q2 2025-Q4 2029	These are continuous activities for patents maintenance licensing regulatory filings for market access among others. Milestones will be based on each activity undertaken and success of regulatory reviews.
Marketing and related activities	Medical education pre-launch and partnership activities	1,486,326.00	1,486,326.00	Q4 2028-Q4 2029	As the clinical studies commence marketing outreach and partnership activities will be undertaken; the time frame is based on the clinical studies scheduling above and the anticipated prior work for late-stage marketing and potential pre-launch for the products.
	Sub-total	10,998,810.00	10,998,810.00

5. FSD201 (ultramicronized palmitoylethanolamide) Program in Mast Cell Activation Syndrome (MCAS)
Drug Product	Drug substance and Product Manufacturing	28,549.00		completed	Drug manufacturing is complete for the Phase 2 MCAS trial.
Clinical Study	Regulatory Agency Approval	1,604,296.00		completed	These are milestones steps for completion of the Phase 2 trial of FSD201(ultramicronized palmitoyl ethanolamide) in MCAS.
	Site Pass Through Costs	1,701,452.00	1,701,452.00	Q3 2025-Q1 2027
	First Participants In	802,463.00	802,463.00	Q2 2026
	Last Participant In	2,407,388.00	2,407,388.00	Q1 2027
	Completion of Report	534,975.00	534,975.00	Q2 2027
	Addition of non-Australian sites	5,283,556.00	5,283,556.00	Q4 2026	If sites in Australia are not able to recruit necessary number of MCAS patients additional sites (Malaysia United Kingdom Ireland or USA) may be activated with estimated additional costs.
	Sub-total	12,362,679.00	10,729,834.00
Operations	Team members salaries benefits external consultants and key opinion leaders	4,087,396.00	4,087,396.00	Started in Q4 2024 - expected to continue until Q2 2029	These costs include additional personnel will be required for all planned clinical drug development toxicology project management and regulatory affairs for all programs.
	Information technology legal telecommunications facilities infrastructure travel shipping/logistics	2,229,489.00	2,229,489.00	Started in Q4 2024 - expected to continue until Q2 2029	Planned programs will incur indirect costs in order to support the R&D and clinical activities.
	Sub-total	6,316,885.00	6,316,885.00

Notes:

(1)	There may be circumstances where, for sound business reasons, the Company’s reallocates the funds or determines not to proceed with a milestone.
(2)	Subject to receipt of all necessary approvals, including any approvals required by the academic and scientific organizations with which the Company is working.
(3)	The total expenditure may be incurred by the Company after the relevant quarter that is indicated as the target timeframe for completion.
(4)	Based on a calendar year end.

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

Research and Development

As at the date of this Annual Report, the Corporation has not generated any revenue from the sale of pharmaceutical drugs or other products. The Corporation is focused on development of pharmaceutical drugs and other products, through the R&D of novel chemical compounds and delivery mechanisms and the study of such compounds in preclinical studies. The Corporation’s studies are conducted via the various CROs and contract manufacturers it has engaged, including Ingenu, BioPharma Services Inc. (“BioPharma”), Erythro Pharma Ltd. (“Erthro”), Corealis Pharma Inc. (“Corealis”), Adgyl Lifesciences (“Adgyl”) and Vibrant Pharma Inc. (“Vibrant Pharma”). Each of Ingenu, BioPharma, Erythro, Corealis, Adgyl and Vibrant Pharma are CROs that, in the ordinary course of the Corporation’s business, have entered into service agreements with the Corporation to provide services related to the Corporation’s preclinical studies and/or the manufacture of its various chemical compounds. The Corporation is not dependent on third party contracts. Although each of the CROs will be involved in the synthesis, or testing thereof, for the Corporation, none of these agreements allows for the various CROs to utilize any of the Corporation’s intellectual property, including its patents, formulae, trade secrets, or processes, for their own purposes. The pharmaceutical industry is a competitive and, in the event that one, or all, of these contractual relationships become unsatisfactory, the Corporation does not anticipate having difficulty retaining other services providers to perform similar services. The Corporation does not anticipate generating any revenue from any of these, or any other, service agreements.

The Company anticipates growing its pipeline of pharmaceutical drugs and other products through its research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. The Corporation has sought protection for the intellectual property rights generated by its R&D activities through patent applications and as trade secrets. The Corporation anticipates that as these programs mature it will file additional patent applications and details about these programs will be disclosed at such time. The Corporation further anticipates that existing patent applications will result in successful patent grants by the respective intellectual property regulators of each jurisdiction in which the Corporation has submitted such applications.

The Company’s R&D activities (including such activities conducted by third party contractors) are conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada, Australia and the United States. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations.

See “Item 4. Information on the Company. – B. Business Overview - Milestones for Future Development” for further information on the Corporation’s objectives and milestones.

Intellectual Property

International Patent Applications and National Phase Filings

The Company’s intellectual property portfolio includes patent rights that are protected through international patent applications filed pursuant to the Patent Cooperation Treaty (“PCT”). These PCT applications preserve the Company’s right to seek patent protection in selected jurisdictions through national phase filings, subject to applicable statutory deadlines.

The Company has filed the following material PCT applications:

●	PCT Application No. PCT/IB2024/059257, relating to aspects of the Company’s pharmaceutical development programs, including Lucid-MS, with an international filing date of September 23, 2024 and a priority date of October 2, 2023; and

●	PCT Application No. PCT/IB2024/053952, relating to the Company’s alcohol misuse technology, with an international filing date of April 23, 2024 and a priority date of April 24, 2023.

With respect to PCT Application No. PCT/IB2024/059257, as of the date of this Annual Report, the Company has not yet completed all national phase entries for the first PCT application. The Company intends to enter the national phase in selected jurisdictions, including the United States, Canada and Europe, within the applicable statutory deadlines following the filing of this Annual Report.

The Company expects to complete the Canadian and United States national phase filings by early April 2026, and the European national phase filing by early May 2026.

With respect to PCT Application No. PCT/IB2024/053952, the Company completed national phase filings in Canada, Mexico and the United States, where these applications are now pending.

Until such national phase filings are completed and applications accepted by the relevant patent offices, the Company does not have issued patents covering these inventions in those jurisdictions, and there can be no assurance that such filings will result in issued patents or that any resulting patents will provide meaningful protection.

The Company believes it is acting diligently and in the ordinary course to pursue and maintain its intellectual property rights. However, failure to timely complete national phase filings, adverse determinations by patent offices, or successful challenges by third parties could result in the loss or narrowing of patent protection in one or more jurisdictions, which could materially adversely affect the Company’s business, competitive position and prospects.

The following tables set forth the status for each patent applicable to the Company’s current and anticipated business and activities of Lucid-MS, Unbuzzd and Celly U.S.:

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

Note:

(1)	Licensed to Unbuzzd and Celly US.

As the Company generates new data it will continue to file or acquire additional patent applications through the Company’s development program.

Regulatory Environment

The Company is currently focused on obtaining regulatory approvals in the United States, Canada and Australia for the drug candidates it is developing, Lucid-MS, and its Alcohol Misuse Disorder Products. In the future, the Corporation may consider seeking approvals for these drug candidates in other countries. The following is a summary of the FDA, Health Canada and the Australian Therapeutics Goods Administration (“TGA”) approval process that the Corporation and/or its related entities are undertaking with each of the Product Candidates in the United States, Canada and Australia. Assuming the Corporation is successful in obtaining the requisite approvals from the FDA, TGA or Health Canada (together the “Regulatory Approvals”) pursuant to the process set out below, it may decide to seek comparable approvals in other countries, which would be subject to different and additional regulatory requirements. Obtaining Regulatory Approval often takes several years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials.

The Company will be subject to extensive regulations while it focuses on gaining Regulatory Approvals for treatments it is developing with each of the Product Candidates. The United States Food, Drug and Cosmetic Act of 1938, as amended, Public Health Service Act (United States), Therapeutic Goods Act 1989 (Cth) (Australia), and other federal, provincial and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical product candidates for their respective jurisdictions. Failure to comply with applicable regulatory requirements may subject the Corporation to a variety of administrative or judicial sanctions, such as application refusals, warning or untitled letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

The pharmaceutical industry market for MS drugs is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. There are few approved therapies for progressive multiple sclerosis such as ocrelizumab by Roche and siponimod by Novartis, all of which are immunomodulatory drugs. Bruton's Tyrosine Kinase Inhibitors, which also inhibits immune responses, are also being investigated as therapies for progressive MS in Phase 3 clinical trials; for example fenebrutinib by Roche (NCT04544449) and tolebrutinib by Sanofi (NCT04458051 and NCT04411615). In the HERCULES trial (NCT04411615), tolebrutinib was shown to delay disability progression in patients with non-relapsing secondary progressive MS, although elevations of liver enzymes were observed in 4.1% of tolebrutinib-treated participants. In the FENtrepid trial (NCT04544449) presented at the ACTRIMS Forum 2026, the efficacy of fenebrutinib in reducing disability progression in patients with primary progressive MS was examined. The trial involved 985 adults and demonstrated that fenebrutinib achieved noninferiority to ocrelizumab in reducing the risk of disability progression, with a 12% reduction in the risk of 12-week composite confirmed disability progression.

Kyverna Therapeutics had announced their Phase-2 clinical trial on a Chimeric Antigen Receptor T-cell (CAR-T) therapy candidate KYV-101 (NCT06138132), in people with non-relapsing and progressive forms of multiple sclerosis. Immunic Therapeutics is developing vidofludimus as a potential treatment for all MS types; the Phase 2 CALLIPER clinical trial (NCT05054140) is testing it against a placebo specifically in people with progressive forms of the disease. Tiziana Life Sciences is developing an antibody, foralumab that is designed to reduce inflammation in the brain and spinal cord by blocking CD3, a protein found on the surface of T-cells. This type of immune cells is involved in MS progression. All known drugs and those under development are immunomodulatory, several are biologics and do not directly address demyelination, which is a hallmark feature in MS. Even if Lucid-MS is approved, it will compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we have or our third-party research collaborators. Other companies with greater resources than us may announce similar plans in the future.

However, we believe Lucid-MS may offer advantages over therapies that primarily target the immune system in individuals with progressive MS. Lucid-MS is a first-in-class therapy for MS that has a unique mechanism of action. Based on our preclinical research studies, Lucid-MS prevents the myelin sheath from unraveling. By doing so, it can inhibit the process of demyelination, which is thought to be a key driver of disability in progressive MS.

Environmental Matters

The Company expects the financial and operational effects of environmental protection requirements on its capital expenditures, profit, and competitive position in the current and future financial years to be minimal.

Employees

As at December 31, 2025, the Company directly employed seven full-time employees. All of these employees are based in the Toronto, Ontario area. The Company believes its relationship with its employees, consultants and contractors is good. None of the Company’s employees are represented by a labour union or subject to a collective bargaining agreement.

Reorganizations

The Company has not completed any material reorganization within the three most recently completed financial years, except for the reorganization that occurred pursuant to the Plan of Arrangement.

C. Organizational Structure

As at the date of this Annual Report, the Company has eight subsidiaries, Lucid, FSD BioSciences, Prismic, FSD Strategic Investments, FSD Australia, Huge Biopharma, FV Pharma, and Unbuzzd. The corporate chart of the Company including the Company’s subsidiaries, together with the jurisdiction of incorporation of the Company and its subsidiary and the percentage of voting securities beneficially owned, controlled, or directed, directly or indirectly, by the Company is as follows:

The Company has four active subsidiaries, which are:

Unbuzzd Wellness Inc.

Unbuzzd is focused on the commercialization of unbuzzd™. The Company, on the one hand, and Unbuzzd and Celly U.S., on the other hand, are parties to the Unbuzzd IP License Agreement dated as of August 14, 2024 which gives Unbuzzd and Celly U.S. exclusive global rights to use the Company’s alcohol misuse technology for recreational purposes. For more information, please see “Item 4. Information on the Company – A. History and Development of the Company – Alcohol Misuse Disorder Product Candidates”.

FSD Strategic Investments

The Company had historically maintained a portfolio of strategic residential investments through its wholly owned subsidiary, FSD Strategic Investments Inc. ("FSD Strategic Investments"), which focused on issuing loans secured by residential real estate properties. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. As of December 31, 2025, the Company no longer holds any loans secured by residential properties.

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

FV Pharma

The Company suspended all activities by FV Pharma Inc, which had engaged in the cannabis business, as of September 2020 and in May 2022, substantially all of the assets of FV Pharma were sold. FV Pharma has accumulated historic tax losses and continues to exist as an entity wholly owned by the Company. For more information, please see “Item 4. Information on the Company. – B. Business Overview – Significant Operations and Principal Activities in Fiscal 2023 and Fiscal 2024”.

FSD BioSciences

FSD BioSciences was focused on the research and development of FSD-PEA, an ultra-micronized PEA. Although the Company terminated clinical development of FSD-PEA in 2023, it has restarted development through its Australian subsidiary, FSD Australia, in Q3 2024. For more information, please see “Item 4. Information on the Company. – A. History and Development of the Company”.

Prismic

The Company does not operate through Prismic; however, Prismic holds the right to receive certain payments based on net sales of certain products under an amended and restated licensing agreement between Epitech Group SpA dated January 8, 2020, as amended, (the “Epitech License Agreement”) and the Company pursuant to an assignment agreement between Prismic and the Company (the “Prismic Assignment Agreement”). Although the Company initially terminated the clinical development of FSD-PEA, research and development pertaining to FSD-PEA was restarted in Q3 2024. For more information, please see “Item 4. Information on the Company. – A. History and Development of the Company”.

Property, Plants and Equipment

The Company’s current operating plan does not include building infrastructure. The Company rents an office space in Toronto, Ontario, Canada. During fiscal year ended 2025, the head office incurred costs of a total amount of approximately C$72,300, including taxes. The current head office rental agreement concludes on June 30, 2027. The Company’s previous head office incurred costs of a total amount of approximately C$72,300 during fiscal year ended 2025.

The Company believes that its current facilities are adequate to meet its ongoing needs and that if the Company requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

See the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended December 31, 2025 and 2024 (the “2025 Annual MD&A”) attached hereto as Exhibit 15.1.

B. Liquidity and Capital Resources

See the 2025 Annual MD&A attached hereto as Exhibit 15.1. As of December 31, 2025, the Company had cash used in operating activities of approximately US$8.2 million for the year, financed primarily through the issuance of convertible debentures (US$3.2 million), proceeds from other loans (US$1.5 million), proceeds from the sale of finance receivables (US$1.8 million), and proceeds from the at-the-market offering program (US$0.3 million). Management has concluded that the Company has sufficient working capital as of December 31, 2025 to carry out its planned operations over the next twelve months. The Company has no significant off-balance sheet arrangements. For a full discussion of the Company's liquidity position, cash flows, and capital resources, see the 2025 Annual MD&A attached hereto as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4. Information on the Company. – B. Business Overview - Products and Sales” and the 2025 Annual MD&A attached hereto as Exhibit 15.1.

D. Trend Information

The following trends and uncertainties were present as of December 31, 2025 and are reasonably likely to continue to affect our financial condition and results of operations:

Cryptocurrency Treasury: The Company's cryptocurrency holdings represented approximately 34% of total assets as of December 31, 2025, exposing the Company's financial statements to significant fair value volatility. Continued appreciation or depreciation in the value of these holdings will materially affect our reported net assets and other comprehensive income or loss.

Clinical Development Expenditures: We expect research and development expenditures to increase as we advance the Lucid-MS program toward a IND filing and starting a Phase 2 trial in people with Multiple Sclerosis.

Litigation: The outcome of the GBB Market Manipulation Litigation and the CIBC/RBC spoofing litigation are inherently uncertain. Any adverse development in these proceedings could materially and adversely affect our financial condition.

Continued Reliance on Equity and Debt Financing: The Company has no revenue from pharmaceutical product sales and continues to fund operations through equity and debt financings. The availability and terms of future financing are uncertain and subject to market conditions.

For additional information, see the 2025 Annual MD&A attached hereto as Exhibit 15.1.

E. Critical Accounting Estimates

See notes 2 and 3 to our 2025 Annual Financial Statements in Item 18. In particular, the Company's classification of its cryptocurrency holdings as financial assets measured at fair value through profit or loss under IAS2, including the use of closing prices published by BitGo, our primary custodian, as the basis for fair value determination, and the judgment as to whether such custodian-published pricing constitutes a reliable and relevant measure of fair value under IFRS 13, involves significant management judgment that could materially affect our reported financial results. A change in any of these judgments, or a determination by the Company's auditors or regulators that the methodology applied is not consistent with IFRS, could require a restatement or adjustment of our reported cryptocurrency asset values.. For a further discussion of these judgments, see the 2025 Annual MD&A attached hereto as Exhibit 15.1.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The following table sets forth certain information with respect to our executive officers and directors as of the date of this Annual Report:

Name	Age	Position(s) with the Company	Other Directorships	Date of Initial Appointment
Anthony Durkacz	50	Co-Executive Chairman and Director	Stock Trend Capital Inc. First Republic Capital	May 18, 2018
Zeeshan Saeed	56	CEO, President, Co-Executive Chairman and Director	Unbuzzd	May 24, 2018(1)
Donal Carroll	50	Chief Financial Officer (“CFO”)	Street Capital Inc.; Unbuzzd	May 18, 2018(3)
Dr. Lakshmi P. Kotra	54	Director, CEO of Lucid, President of FSD Biosciences and CEO of FSD Australia	Unbuzzd	November 25, 2023
Adnan Bashir	56	Director	N/A	June 1, 2021
Dr. Eric Hoskins	65	Director	Unbuzzd; Cybin Inc.	June 29, 2023
Terry Lynch(2)	66	Director	Cardiol Therapeutics; Chilean Metals Inc.; Firstgold Corp.; Great Northern Energy Metals Inc.; Kingsmill Capital Ventures Inc.; Power Metallic Mines Inc.; Resolute Resources Ltd.	March 27, 2025
Michael (Zappy) Zapolin	59	Director	N/A	June 29, 2023

Notes:

(1)	Mr. Saeed departed from his position as President and director of the Company effective January 25, 2021 but was re-elected as a director of the Company on May 14, 2021 and re-appointed as President of the Company on July 27, 2021.
(2)	Terry Lynch replaced Dr. Sanjiv Chopra on the Board effective March 27, 2025.
(3)	Mr. Carroll served as the interim CFO from July 27, 2018 until January 2, 2020, when he became the permanent CFO until May 4, 2021. In August 2021, he became the COO and served in this position until August 30, 2024, when he resumed the role of CFO, and resigned as COO, with no replacement hired. He served as a Board member form May 18, 2018 through August 2018, and from May 14, 2021 until January 29, 2024.

Term of Office

Each director is to serve until his or her successor is elected and qualified or until his death, resignation, or removal. Our Board appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation, or removal.

Executive Officers

Anthony Durkacz

Mr. Durkacz has served as the Company’s Co-Executive Chairman since May 2021 and as a member of the Board since June 2018. Mr. Durkacz previously served as the Company’s interim CEO from July 2021 to July 2023. In addition to his roles with the Company, Mr. Durkacz is also (i) a director and the Executive Vice-President of First Republic Capital, and has served in those roles since 2014, and (ii) the Chairman and CEO of Stock Trend Capital Inc. (CSE:STCQ, PINK:STOCF), and has served in that role since 2018. Prior to co-founding the Company, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the CFO and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite, from January 2011 to January 2013. Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico, and India. From 2006 to 2009, he served as COO and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world. From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor. He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

Zeeshan Saeed

Mr. Saeed, a co-founder of the Company, has served as the Company’s President and Executive Co-Executive Chairman since May 2021 and as the Company’s CEO since July 4, 2023. Previously, he served as President of the Company from May 2019 to January 2021 and as a director from May 2018 to January 2021. From December 2017 to May 2019, Mr. Saeed served as Executive Vice President of FV Pharma, a subsidiary of the Company and a former licensed producer of cannabis in Canada under the Cannabis Act (Canada). From October 2013 to December 2017, Mr. Saeed provided consulting services to FV Pharma, and from April 2003 to December 2017, he served as President of ZZ Telecommunications Inc., a long-distance telecommunications common carrier. Mr. Saeed is the founder of Platinum Telecommunications Inc. and served as its CEO from 2011 to 2013. He has a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology.

Dr. Lakshmi P. Kotra

Dr. Lakshmi P. Kotra is a director of the Company and has served as CEO of the Company’s wholly-owned subsidiary, Lucid, since September 2020, which he co-founded in 2020, and has served as a director on the Company’s Board since November 2022. He joined the Leslie Dan Faculty of Pharmacy, University of Toronto, in 2000, where he is currently serving as a Professor of Medicinal Chemistry, and University Health Network in 2006, where he is currently serving as a Senior Scientist. Dr. Kotra received his Ph.D. in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu’s supervision, and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery’s supervision. Dr. Kotra teaches and leads a research group and drug discovery program with multiple portfolios at University of Toronto and University Health Network. Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering.

Donal Carroll

Mr. Carroll has served as CFO of the Company since August 30, 2024. Mr. Carroll was initially appointed as interim CFO in 2018, and was subsequently appointed to the position on a permanent basis in December 2019, where he served until May 2021. Mr. Carroll previously served as COO of the Company from August 15, 2021, until he was appointed as CFO on August 30, 2024, and resigned from his position as COO concurrently. Mr. Carroll had also served as a director on the Company’s Board from May 2018 to July 2018 and from May 2021 to January 2024. Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing both in equity and debt securities. From June 2005 to January 2008, he served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE:UL)), from February 2008 to October 2013, Mr. Carroll served as Controller with Videojet Technologies, and from October 2013 to July 2017, he served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems. He holds a CPA-CMA designation and a Bachelor of Commerce degree from University College Dublin.

Directors

Adnan Bashir

Mr. Bashir has over 20 years of experience in strategic management and operations. He is the founder and President of 58Northwest Inc., a management consulting and marketing services company, and has held the role since 2018. Previously, Mr. Bashir worked for over a decade at Al Batha Group, a diversified business conglomerate based in Dubai, United Arab Emirates. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the U.S., and China. During his tenure at Al Batha Group, Mr. Bashir gathered extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones, and implementing new technologies. Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from the University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management, and technical management.

Dr. Eric Hoskins

Dr. Eric Hoskins is a medical doctor and public health expert with more than 30 years’ experience in healthcare, public policy, economic development, and international trade. Dr. Hoskins is currently a Partner at Maverix Private Equity and serves on a number of public and private healthcare Boards.

Dr. Hoskins previously served as the health minister of Ontario between 2014 and 2018, a role in which he was responsible for one of the largest health care systems in North America. Dr. Hoskins was Chair of the Federal Advisory Council on the Implementation of National Pharmacare (2017-18). Additionally, he has previously served as President of War Child Canada and was awarded the Order of Canada in 2007 for his humanitarian work. During Dr. Hoskins’ nearly 10 years as a member of provincial parliament in Ontario, he held several cabinet positions including Minister of Health and Long-Term Care; Economic Development, Trade and Employment; Children and Youth Services; as well as Citizenship and Immigration. A tireless health advocate, Dr. Hoskins has many years of experience creating and delivering health programs in Africa and the Middle East.

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

Michael (Zappy) Zapolin

Zappy has built an illustrious business career. He began on Wall Street, becoming a Vice President at a  Bear Stearns’ at just 23, making him the youngest person in the firm’s history to achieve the role. Over the years, he’s developed a reputation for identifying massive trends early, including internet domain names, legal CBD and cannabis, and now the burgeoning psychedelic economy. Zappy is a futurist, psychedelic concierge to the stars, and award-winning filmmaker dedicated to expanding human consciousness. An early pioneer in the domain name space, he developed major properties like Beer.com, Diamond.com, and CreditCards.com.

He won the Amsterdam Film Festival’s Van Gogh Award for directing The Reality of Truth, featuring Michelle Rodriguez, Deepak Chopra, and Joel Osteen. Viewed over 20 million times, the film has inspired more than 1 million psychedelic experiences.

Zappy also launched the Psychedelic Concierge Certification Program, training guides in safety, ethics, screening, set and setting, and integration.

Certain Proceedings involving Directors

Not applicable.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Special Arrangements

Not applicable.

B. Compensation.

Executive Compensation

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s philosophy, objectives, and processes regarding executive compensation. This disclosure is intended to communicate compensation provided to: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (d) each individual who would be a NEO under (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, as at December 31, 2025, (collectively, the “NEOs”) and (v) the directors of the Company.

During the year ended December 31, 2025, the NEOs of the Company were as follows:

1)	Zeeshan Saeed, CEO and Co-Executive Chairman, and Director of the Company;

2)	Anthony Durkacz, Co-Executive Chairman, and Director of the Company;

3)	Donal Carroll, CFO;

4)	Nathan Coyle, Controller (Former CFO until August 30, 2024) with total compensation in FY2025 of $185,759.

5)	Dr. Andrzej Chruscinski, Vice-President, Clinical and Scientific Affairs;

6)	Dr. Ashwini Joshi, Director of Pharmaceutical Development

The description of the Company’s compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2025, is set forth below:

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

Elements of Compensation

The executive compensation program during the year, ended December 31, 2025, consisted of three principal components: (i) base compensation; (ii) potential annual incentive award; (iii) Options to Class B Subordinate Voting Shares (“Options”); (iv) restricted share units (“RSUs”); and (v) performance share units (“PSUs”). Options, RSUs, and PSUs are granted pursuant to the Company’s Equity Incentive Plan which replaced the Company’s rolling stock option plan (the “Stock Option Plan”). For the year ended December 31, 2025, all executive compensation was determined and administered by the Board based on recommendations by the compensation, nominating and governance committee of the Company (“Compensation, Nominating and Governance Committee”).

Compensation Governance

The Compensation, Nominating and Governance Committee is currently comprised of three directors, Eric Hoskins (Chair), Zeeshan Saeed, and Adnan Bashir. Zeeshan Saeed is not an independent director, and Eric Hoskins and Adnan Bashir are independent directors. As a foreign private issuer, the Company is not required to comply with certain Nasdaq corporate governance rules applicable to domestic issuers, including Nasdaq Rule 5605(d)(2), which requires that executive compensation be determined solely by independent directors. The Company's home country requirements under Ontario law do not prohibit a non-independent director from serving on a compensation committee. See "Item 16G — Corporate Governance" for a description of the Nasdaq rules from which the Company is exempt and the home country practices followed in lieu thereof.

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

Compensation Process

The Compensation, Nominating and Governance Committee determines compensation through a contextual review process that considers market conditions, Company performance, individual contributions, retention requirements, and available capital, without reliance on formal quantitative benchmarks or a pre-established peer group. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options, RSUs and PSUs to be granted to the Company’s executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Company’s success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company’s operations in general.

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

Performance graph

The following performance graph compares the total cumulative return to a Shareholder who invested C$100 in Shares on December 31, 2021, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index and SPDR S&P Biotech ETF for each year following December 31, 2020. The performance of the Shares as set out in the graph below does not necessarily indicate future performance.

	2020-12-31	2021-12-31	2022-12-31	2023-12-31	2024-12-31	2025-12-31
QTNM	101.43	66.32	51.26	59.80	3.68	7.30
XBI	140.78	111.96	83.00	89.29	90.06	121.93
S&P/TSX	2,029.46	2,560.47	2,247.55	2,580.89	2,878.57	3,976.90

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

Summary Compensation Table

The following table sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the NEOs of the Company:

			Share-	Option-	Non-Equity Incentive Plan Compensation (US$)(6)
Name and Principal Position	Year	Salary (US$)	Based Awards(1) (US$)	Based Awards(2) (US$)	Annual incentive plans	Long-term incentive plans	Pension Value	All Other Compensation(3) (US$)	Total Compensation (US$)
Zeeshan Saeed	2025	214,743	373,708	93,667	214,676	Nil	Nil	Nil	896,794
CEO &	2024	218,635	32,410	Nil	332,640	Nil	Nil	Nil	583,685
Co-Executive Chairman	2023	222,625	Nil	377,248	Nil	Nil	Nil	Nil	599,873
Anthony Durkacz	2025	214,743	373,708	93,667	214,676	Nil	Nil	Nil	896,794
Co-Executive Chairman	2024	218,635	32,410	Nil	332,640	Nil	Nil	Nil	583,685
and Director	2023	222,625	Nil	377,248	Nil	Nil	Nil	Nil	599,873
Donal Carroll	2025	214,743	373,708	93,667	214,676	Nil	Nil	Nil	896,794
CFO(4)	2024	218,635	32,410	Nil	332,640	Nil	Nil	Nil	583,685
	2023	225,625	Nil	377,248	Nil	Nil	Nil	Nil	602,873
Nathan Coyle	2025	92,091	Nil	93,667	Nil	Nil	Nil	Nil	185,759
Controller and	2024	93,965	Nil	10,950	Nil	Nil	Nil	Nil	104,914
Former CFO(5)	2023	177,521	Nil	Nil	Nil	Nil	Nil	Nil	177,521
Dr. Andrzej Chruscinski	2025	162,827	Nil	93,667	Nil	Nil	Nil	Nil	256,495
Vice-President, Clinical and	2024	119,258	3,885	18,250	Nil	Nil	Nil	Nil	141,393
Scientific Affairs	2023	154,318	Nil	Nil	Nil	Nil	Nil	Nil	154,318
Dr. Ashwini Joshi	2025	113,631	Nil	93,667	Nil	Nil	Nil	Nil	207,298
Director of	2024	89,397	4,214	10,950	Nil	Nil	Nil	Nil	104,560
Pharmaceutical Development	2023	107,560	Nil	Nil	Nil	Nil	Nil	Nil	107,560

Notes:

(1)	“Share-based Award” means an award of Class B Subordinate Voting Shares and includes PSUs and RSUs. The dollar amount disclosed is based on the closing price per Class B Subordinate Voting Share at the date of each grant.
(2)	“Option-based Award” means an award of Options under the Stock Option Plan or the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing Options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(3)	Includes Company-paid health and life insurance benefits and car allowances for all NEOs.
(4)	Mr. Carroll was appointed as CFO of the Company effective August 30, 2024.
(5)	Mr. Coyle resigned from his role as CFO of the Company effective August 30, 2024, and assumed the role of Controller of the Company.
(6)	The Non-Equity Incentive Plan Compensation amounts shown for fiscal years 2025 and 2024 relate solely to annual bonuses accrued or paid to Zeeshan Saeed, Anthony Durkacz, and Donal Carroll pursuant to their respective employment agreements. No other NEO received any non-equity incentive plan compensation during the periods presented. The 2024 bonuses of C$450,000 per executive were settled through the issuance of Class B Subordinate Voting Shares at a deemed price of C$5.44 per share in September 2024. The 2025 bonuses of C$300,000 per executive were accrued as at December 31, 2025 and remained outstanding as an accrued liability as at that date; they were subsequently settled through the issuance of Class B Subordinate Voting Shares in March 2026 in lieu of cash payment. Canadian dollar bonus amounts have been converted to US dollars using the average exchange rate for the applicable fiscal year: C$1.3974 per US$1.00 for 2025 and C$1.3528 per US$1.00 for 2024.

Outstanding Option-Based and Share-Based Awards

The following table is a summary of all outstanding Options, RSUs and PSUs held by the NEOs which were outstanding as of December 31, 2025:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)(b)	Option exercise price ($)(c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(e)	Number of shares or units of shares that have not vested (#)(f)	Market or payout value of share-based awards that have not vested ($)(g)	Market or payout value of vested share-based awards not paid out or distributed ($)(h)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	7,000	17.57	2030-09-26	N/A	32,000	522,240	N/A
Anthony Durkacz Co-Executive Chairman & Director	7,000	17.57	2030-09-26	N/A	32,000	522,240	N/A
Donal Carroll CFO	7,000	17.57	2030-09-26	N/A	32,000	522,240	N/A
Nathan Coyle Controller and Former CFO	7,000	17.57	2030-09-26	N/A	Nil	Nil	N/A
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	7,000	17.57	2030-09-26	N/A	Nil	Nil	N/A
Dr. Ashwini Joshi Director of Pharmaceutical Development	7,000	17.57	2030-09-26	N/A	Nil	Nil	N/A

Incentive plan awards – value vested or earned during the year

The following table sets forth for each NEO, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2025, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2025:

Name (a)	Option-based awards – Value vested during the year ($)(b)	Share-based awards – Value vested during the year ($)(c)	Non-equity incentive plan compensation – Value earned during the year ($)(d)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	93,667	Nil	Nil
Anthony Durkacz Co-Executive Chairman & Director	93,667	Nil	Nil
Donal Carroll CFO	93,667	Nil	Nil
Nathan Coyle Controller and Former CFO	93,667	Nil	Nil
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	93,667	Nil	Nil
Dr. Ashwini Joshi Director of Pharmaceutical Development	93,667	Nil	Nil

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

As at December 31, 2025 the Company had issued an aggregate total of 258,630 Awards outstanding under the Equity Incentive Plan, comprised of 160,956 Options, 97,600 RSUs, 0 PSUs, 32 warrants, and a total of 130,171 Class B Subordinate Voting Shares remained authorized for issuance under the Equity Incentive Plan.

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

Anthony Durkacz (Co-Executive Chairman and Director)

Mr. Durkacz has an executive employment agreement with the Company. In the event of both a change of control transaction and Mr. Durkacz ceasing to be employed by the Company for any reason, all outstanding unvested Options held as of the date Mr. Durkacz ceases to be employed by the Company shall immediately vest and remain outstanding and exercisable for a period of five years from that date. All vested Options held by Mr. Durkacz that are outstanding on that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Durkacz prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Durkacz’ employment is terminated as a result of a change of control transaction, he would be entitled to receive C$600,000.

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

Liability Insurance of Directors and Officers

The Company has directors’ and officers’ liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance during the year ended December 31, 2025 was C$108,000 per annum.

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

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to the Company’s non-employee directors, other than NEOs whose compensation is reported in the Summary Compensation Table above, during the year ended December 31, 2025:

Name(1)	Fees earned ($)(b)	Share-based awards ($)(c)	Option-based awards ($)(d)	Non-equity incentive plan compensation ($)(e)	Pension value ($)(f)	All other compensation ($)(g)	Total ($)(h)
Dr. Eric Hoskins	32,198	Nil	120,793	Nil	Nil	Nil	152,991
Dr. Lakshmi P. Kotra	Nil	Nil	93,667	Nil	Nil	Nil	93,667
Adnan Bashir	32,198	Nil	93,667	Nil	Nil	Nil	125,865
Terry Lynch	Nil	Nil	332,406	Nil	Nil	Nil	332,406
Michael (Zappy) Zapolin	17,701	Nil	93,667	Nil	Nil	Nil	111,368

Notes:

(1)	The relevant disclosure pertaining to directors who are NEOs (meaning, Zeeshan Saeed and Anthony Durkacz) are reflected in the summary compensation table set forth above.

Directors’ Outstanding Share-based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth for each of the Company’s directors, other than directors who are also currently NEOs, all share-based awards and Option-based awards outstanding at the end of the year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Eric Hoskins	120,793.65	Nil	Nil
Dr. Lakshmi P. Kotra	93,667.51	Nil	Nil
Adnan Bashir	93,667.51	Nil	Nil
Terry Lynch	332,406.39	Nil	Nil
Michael (Zappy) Zapolin	93,667.51	Nil	Nil

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

Composition and Independence of the Board

As at December 31, 2025, the Board was comprised of seven directors: Anthony Durkacz, Zeeshan Saeed, Terry Lynch, Dr. Eric Hoskins, Adnan Bashir, Dr. Lakshmi P. Kotra, and Michael (Zappy) Zapolin.

The Board has determined that four of the seven directors, namely Terry Lynch, Dr. Eric Hoskins, Adnan Bashir, and Michael (Zappy) Zapolin, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment, and are “independent” (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as such term is defined in National Instrument 52-110 - Audit Committees (“NI 52-110”)).

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

The attendance record of each of the Company’s directors for Board meetings and committee meetings held during the year ended December 31, 2025, was as follows:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation, Nominating and Governance Committee Meetings Attended	Disclosure Meetings Attended
Anthony Durkacz	5/5			1/1
Zeeshan Saeed	5/5		1/1
Dr. Lakshmi P. Kotra	5/5
Adnan Bashir	3/5	4/4	1/1	1/1
Dr. Eric Hoskins	4/5	4/4	1/1
Michael (Zappy) Zapolin	5/5	4/4		1/1
Terry Lynch	3/5

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic direction of the Company;

●	identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;

●	succession planning, including appointing, training, and monitoring senior management;

●	a communications policy for the Company to facilitate communications with investors and other interested parties; and

●	the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, Compensation, Nominating and Governance Committee and the Disclosure Committee.

Position Descriptions

The Board has determined that, given the size of the Company and the direct and ongoing involvement of the Board in the Company's operations, formal written position descriptions for the Co-Executive Chairmen, the CEO, the CFO, and the Chair of each Board committee are not necessary to achieve effective governance at this stage of the Company's development. The roles and responsibilities of the Co-Executive Chairmen and each officer are established through: (i) the Board Mandate; (ii) the charters of each Board committee; (iii) the executive employment agreements entered into between the Company and each officer; and (iv) ongoing formal and informal communication between the Board, management, and the respective committee chairs.

The Co-Executive Chairmen and the Chair of each Board committee preside over all meetings of the Board or the relevant committee, as applicable, participate in the development of meeting calendars and agendas, and are responsible for ensuring the orderly and efficient conduct of meetings. Each committee chair reports to the Board on a regular basis. The primary role of each chair is to lead the Board and its committees in fulfilling the duties and responsibilities set out in their respective charters and mandates. The Board periodically assesses whether more formal position descriptions would enhance governance and will adopt them if circumstances warrant.

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

The Board has also determined that Dr. Eric Hoskins qualifies as an "audit committee financial expert" as defined by the rules of the SEC and has the requisite financial sophistication under the listing standards of Nasdaq. Dr. Hoskins is independent within the meaning of Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq. See "Item 16A — Audit Committee Financial Expert" for further information.

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

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2025 were pre-approved by the Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

External Auditor Service Fees

Please see, “Item 16.C. Principal Accountant Fees and Services”.

Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of three directors of the Company: Dr. Eric Hoskins (Chair), Zeeshan Saeed and Adnan Bashir. Dr. Eric Hoskins and Adnan Bashir are considered to be "independent" (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as such term is defined under NI 52-110). Zeeshan Saeed is not an independent director. As a foreign private issuer, the Company is not required to comply with Nasdaq Rule 5605(d)(2), which requires that executive compensation be determined solely by independent directors. The Company's home country requirements under Ontario law do not prohibit a non-independent director from serving on a compensation committee. See "Item 16G — Corporate Governance" for a description of the Nasdaq rules from which the Company is exempt and the home country practices followed in lieu thereof.

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

The Board acknowledges that its current composition does not reflect gender diversity and intends to take gender diversity into consideration in future director and executive appointment processes.

D. Employees

As of December 31, 2025, we had 7 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full-time employees, broken out by function.

	December 31,
Function	2025	2024	2023
Research and development	2	2	3
General and administrative	5	5	5
Total	7	7	8

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table provides information with respect to the beneficial ownership of our Class A Multiple Voting Shares and Class B Subordinate Voting Shares as of the date of this Annual Report:

●	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

●	each of our NEOs;

●	each of our directors; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of the date of this Annual Report. The percentage ownership information shown in the table is based upon 42 Class A Multiple Voting Shares and 5,829,223 Class B Subordinate Voting Shares outstanding as of the date of this Annual Report. Each Class A Multiple Voting Share is convertible into one Class B Subordinate Voting Share at the option of the Class A Multiple Voting Shareholder. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have one vote per share.

As of December 31, 2025, there were 42 Class A Multiple Voting Shares outstanding, representing approximately 74.93% of the voting power of the Company’s outstanding voting shares, and there were 3,887,729 Class B Subordinate Voting Shares outstanding, representing approximately 25.07% of the voting rights attached to the voting power of the Company’s outstanding voting shares. The voting power percentages set out above are calculated as of December 31, 2025. As additional Class B Subordinate Voting Shares may have been issued between December 31, 2025 and the date of this Annual Report, including pursuant to the Company's at-the-market offering program, the percentage of voting power represented by the Class A Multiple Voting Shares as of the date of this Annual Report may differ from the figures stated above. The beneficial ownership information in the table below is presented as of the date of this Annual Report using the then-current share counts set out in the preamble above. For further information regarding the voting rights of the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, see Exhibit 2.1, “Description of Securities”.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and warrants held by that person that are immediately exercisable or exercisable within 60 days of the date of this Annual Report. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the Shareholders. Except as otherwise indicated, the addresses of the directors, executive officers and named beneficial owners are in the care of the Company at Suite 801, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9.

For additional information regarding the Options reported in the following table, see “Item 6. Directors, Senior Management and Employees - B. Compensation”.

	Class A Multiple Voting Shares(1)		Class B Subordinate Voting Shares		Total Voting Power
Name of Beneficial Owner	Number	Percent	Number	Percent	Percent
Five Percent or Greater Holders
Rehan Saeed	21	50%	6,786	1.13%	33.34%
Current Directors and Named Executive Officers
Anthony Durkacz Co-Executive Chairman and Director	21	50%	145,551	24.25%	34.13%
Zeeshan Saeed CEO, Co-Executive Chairman and Director	21	50%	239,998	39.99%	34.67%
Donal Carroll CFO	-	0.00%	114,805	19.13%	0.66%
Adnan Bashir Director	-	0.00%	146	0.02%	0.00%
Dr. Eric Hoskins Director	-	0.00%	-	0.00%	0.00%
Terry Lynch Director	-	0.00%	69,115	11.52%	0.40%
Michael (Zappy) Zapolin Director	-	0.00%	-	0.00%	0.00%
Dr. Lakshmi P. Kotra Director, CEO of Lucid	-	0.00%	29,573	4.93%	0.17%
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	-	0.00%	0	0.00%	0.00%
Dr. Ashwini Joshi Director of Pharmaceutical Development	-	0.00%	1,000	0.17%	0.01%
Total for Current Directors and Named Executive Officers (10 individuals)	42	100%	600,188	100%	70.03%

Notes:

(1)	Class A Multiple Voting Shares have 276,660 votes per share.
(2)	The reported number of Class A Multiple Voting Shares consists of 21 shares held by Xorax Family Trust ("Xorax"), of which Mr. Zeeshan Saeed is the economic beneficiary and Mr. Rehan Saeed is the trustee. Both Mr. Rehan Saeed (as trustee) and Mr. Zeeshan Saeed (as beneficiary) have shared voting and dispositive power over these 21 Class A Multiple Voting Shares. These shares are reported as beneficially owned by Mr. Zeeshan Saeed in the table above and are not separate or additional holdings.
(3)	The reported number of Class B Subordinate Voting Shares held by Xorax over which both Mr. Rehan Saeed (as trustee) and Mr. Zeeshan Saeed (as beneficiary) have shared voting and dispositive power are as follows: (i) 6,786 outstanding Class B Subordinate Voting Shares held by Xorax, and (ii) 21 Class B Subordinate Voting Shares issuable upon conversion of the Class A Multiple Voting Shares held by Xorax. These shares are included in the Class B holdings reported for Mr. Zeeshan Saeed in the table above and do not represent separate or additional holdings.
(4)	21 Class A Multiple Voting Shares are held by Fortius, an entity to which Mr. Durkacz controls and has shared voting and dispositive power.
(5)

The reported number of Class B Subordinate Voting Shares consists of (a) the following shares as to which Mr. Durkacz has sole voting and dispositive power consists of: (i) 143,919 outstanding Class B Subordinate Voting Shares and (ii) 7,000 Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report; and (b) the following shares as to which Mr. Durkacz has shared voting and dispositive power: (i) 1,632 outstanding Class B Subordinate Voting Shares held by Fortius. The reported number of Class B Subordinate Voting Shares does not include 5,749 outstanding Class B Subordinate Voting Shares held by First Republic, of which Mr. Durkacz is a director, Executive Vice President and majority shareholder. Mr. Durkacz does not have or share voting or investment power over the Class B Subordinate Voting Shares held by First Republic.

(6)	The reported number of Class A Multiple Voting Shares consists of 21 Class A Multiple Voting Shares held by Xorax, of which Mr. Zeeshan Saeed has shared voting and dispositive power.
(7)

The reported number of Class B Subordinate Voting Shares consists of the following shares as to which Mr. Zeeshan Saeed (a) has sole voting and dispositive power: (i) 233,212 outstanding Class B Subordinate Voting Shares and (ii) 7,000 Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report; and (b) has shared voting and dispositive power: (i) 21 Class B Subordinate Voting Shares issuable upon conversion of Class A Multiple Voting Shares held by Xorax and (ii) 6,786 outstanding Class B Subordinate Voting Shares held by Xorax.

(8)	The reported number of Class B Subordinate Voting Shares held by Mr. Bashir consists of (a) 142 outstanding Class B Subordinate Voting Shares as to which Mr. Adnan Bashir has sole voting and dispositive power; (b) 2 outstanding Class B Subordinate Voting Shares held by 58 Northwest, a corporation controlled by Mr. Bashir, and (c) 2 outstanding Class B Subordinate Voting Shares held by TFSA, a registered Canadian investment account controlled by Mr. Bashir.
(9)	The reported number of Class B Subordinate Voting Shares held by Dr. Kotra consists of the following shares as to which Dr. Kotra has sole voting and dispositive power: (a) 15,628 outstanding Class B Subordinate Voting Shares; (b) 13,311 outstanding Class B Subordinate Voting Shares held by ILace Therapeutics International Inc., a corporation controlled by Dr. Kotra; (c) 634 outstanding Class B Subordinate Voting Shares held by Kotra Trust, a trust of which Dr. Kotra is the trustee; and (d) 7,000 Class B Subordinate Voting Shares issuable upon exercise of outstanding Options exercisable within 60 days of the date of this Annual Report.

U.S. Share Ownership

As of the date of this Annual Report, we estimate that approximately less than 9% of our outstanding Class B Subordinate Voting Shares, which equates to 469,014 Class B Subordinate Voting Shares, were held in the United States by 108 holders of record. This represents less than 2.8% of the voting control of the Company. The number of holders of record does not include beneficial owners whose Class B Subordinate Voting Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

Control of Corporation

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B. Related Party Transactions

Since January 1, 2024, we have engaged in the following transactions with our related parties. For this purpose, our related parties include (a) enterprises that directly or indirectly control or are controlled by, or are under common control with, us; (b) our associates; (c) Shareholders beneficially owning 10% or more of our voting power and other individuals with significant influence over us, and close members of any such individual’s family; (d) our directors and executive officers, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Our related parties include enterprises owned by directors or major Shareholders and enterprises that have a member of key management in common with us. All of the transactions described below have been reviewed and approved by our Board or, where applicable, a committee of the Board in accordance with the Company's related party transaction policies and applicable securities laws, including MI 61-101.

Transactions with Unbuzzd and Celly U.S.

For more information on the Unbuzzd IP License Agreement, Unbuzzd Loan Agreement, Unbuzzd Amended Loan Agreement, Unbuzzd Security Agreement, Unbuzzd Amended Security Agreement, Celly Warrant Certificate and Plan of Arrangement, please see “Item 4. Information on the Company – A. History and Development of the Company Overview and History”.

For accounting purposes, the Company determined that it obtained control of Unbuzzd on July 31, 2023, and control was maintained at all times from July 31, 2023, through December 31, 2025. Unbuzzd is significantly dependent on the Company as a result of the Unbuzzd IP License Agreement and Unbuzzd Amended Loan Agreement. As of December 31, 2025, the Corporation holds 19.84% of the voting rights of Unbuzzd. In addition, key management personnel of the Company hold three of the four board of director positions of Unbuzzd. The assessment of control is performed on a quarterly basis.

The principal amount of the Unbuzzd Amended Loan Agreement was increased by C$300,000 from C$1,000,000 to C$1,300,000 effective March 31, 2024, pursuant to the Unbuzzd Amended Loan Agreement dated as of April 3, 2024. As of December 31, 2025, the aggregate principal amount outstanding under the Unbuzzd Amended Loan Agreement is C$1,300,000. The loan bears interest at a rate of 10% per annum and matures on July 31, 2026. The loan is secured by all of Unbuzzd's assets pursuant to the Unbuzzd Amended Security Agreement.

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

On March 4, 2025, Mr. Saeed made a payment of C$800,000 towards the CEO Mortgage Loan, thereby settling the total debt outstanding owed to FSD Strategic Investments. During the year ended December 31, 2025, there was no further debt outstanding.

Sale of FSD Strategic Investments Loan Portfolio to Corporation Owned by CFO

During the year ended December 31, 2025, the Company, through its wholly owned subsidiary FSD Strategic Investments Inc., sold its entire portfolio of residential mortgage loan receivables to a corporation owned by Donal Carroll, the Chief Financial Officer of the Company. The carrying amount of the loan receivables sold was $2,027,730. Total consideration received by the Company was $1,824,203 in cash plus an interest receivable of $85,788, resulting in a realized loss on sale of $117,136 recognized in the Company's consolidated statements of loss and comprehensive loss for the year ended December 31, 2025. Following the sale, the Company has no further rights or obligations with respect to the sold portfolio and no longer holds any loans secured by residential properties.

The sale of the loan portfolio to a corporation owned by the CFO constitutes a related party transaction within the meaning of MI 61-101. The Board of Directors reviewed and approved the terms of the transaction and determined that the transaction was completed on terms that are not less advantageous to the Company than if the transaction had been completed with a party dealing at arm's length with the Company.

December 2023 Class A Multiple Voting Share Private Placement

Effective December 4, 2023, the Corporation closed the December 2023 Class A Multiple Voting Share Private Placement

Xorax Family Trust ("Xorax"), a trust of which Zeeshan Saeed, the CEO and Co-Executive Chairman of Quantum BioPharma, is a beneficiary, and Fortius Research and Trading Corp. ("Fortius"), a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, purchased all of the Class A Multiple Voting Shares issued pursuant to the December 2023 Class A Multiple Voting Share Private Placement. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. The Corporation relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the December 2023 Class A Multiple Voting Share Private Placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Corporation’s market capitalization (as determined under MI 61-101). The Corporation did not file a material change report more than 21 days before the expected closing of the December 2023 Class A Multiple Voting Share Private Placement because the details of the participation therein by related parties to the Corporation were not settled until shortly prior to the closing, and the Corporation wished to close on an expedited basis for business reasons.

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

September 2024 Class A Multiple Voting Share Private Placement Offering

On September 13, 2024, the Company completed the September 2024 Class A Multiple Voting Share Private Placement Offering, pursuant to which the Company issued six Class A Multiple Voting Shares at a price of C$6.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$36.00.

Xorax, a trust of which Zeeshan Saeed, the CEO and Co-Executive Chairman of Quantum BioPharma, is a beneficiary, and Fortius, a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, purchased all the Class A Multiple Voting Shares issued pursuant to the September 2024 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a "related-party transaction" within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the September 2024 Offering, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101). Fortius, Xorax and the Company entered into a Shareholder Agreement dated September 13, 2024 in connection with this offering. See "Shareholder Agreement with the Company, Xorax and Fortius" below for further details.

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

December 2025 Class A Multiple Voting Share Private Placement Offering

On October 29, 2025, the Company announced its intention to complete a non-brokered private placement of up to 30 Class A Multiple Voting Shares at a price of C$25.00 per Class A Multiple Voting Share for aggregate gross proceeds of up to C$750. On December 10, 2025, the Company completed the December 2025 Class A Multiple Voting Share Private Placement Offering, pursuant to which the Company issued 30 Class A Multiple Voting Shares at a price of C$25.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$750.

Xorax, a trust of which Zeeshan Saeed, the CEO and Co-Executive Chairman of Quantum BioPharma, is a beneficiary, and Fortius, a corporation controlled by Anthony Durkacz, a Co-Executive Chairman of Quantum BioPharma, purchased all the Class A Multiple Voting Shares issued pursuant to the December 2025 Class A Multiple Voting Share Private Placement Offering. The participation by such insiders is considered a "related-party transaction" within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the December 2025 Offering, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

2024 Executive Bonus Settlement

On August 23, 2024, the Board authorized and approved bonus payments (the "August 2024 Bonus Payments") of C$450,000 to each of Zeeshan Saeed (CEO and Co-Executive Chairman), Anthony Durkacz (Co-Executive Chairman), and Donal Carroll (CFO) (together, the "Executives"), pursuant to the terms and conditions of their respective executive employment agreements. Each Executive was entitled to annual bonuses based on the Executive and the Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive's base salary for the second year of employment and 80% of the respective Executive's base salary for the third year of employment, equating to bonus payments of C$210,000 and C$240,000, respectively, for each Executive for each year of service.

*On September 6, 2024, the Company settled the aggregate August 2024 Bonus Payments of C$450,000 owing to each Executive — totalling C$1,350,000 in aggregate — through the issuance of an aggregate of 248,160 Class B Subordinate Voting Shares at a deemed price of C$5.44 per Class B Subordinate Voting Share, in lieu of cash payment, in order to preserve the Company's cash. The issuance of Class B Subordinate Voting Shares in settlement of the August 2024 Bonus Payments to the Executives constitutes a related party transaction as each of the Executives is a director and/or officer of the Company. The Board determined that this settlement was in the best interests of the Company and its shareholders.

2025 Management Bonus

Pursuant to the terms and conditions of certain employment agreements for the executive officers, Zeeshan Saeed, Donal Carroll, and Anthony Durkacz, the Company accrued, during the year ended December 31, 2025, a bonus payment of C$300,000 for each executive, representing an aggregate accrued liability of C$900,000 as at December 31, 2025. The bonus accrued was not paid during the year ended December 31, 2025 and remained outstanding as an accrued liability as at that date. Subsequent to December 31, 2025, in March 2026, the accrued bonuses were settled through the issuance of Class B Subordinate Voting Shares to each of the Executives in lieu of cash payment, in order to preserve the Company's cash.

2025 Lease Agreement

During the year ended December 31, 2025, the Company entered into a lease agreement with Peak Corp, an entity in which a director is a family member of a senior officer of the Company. This lease arrangement resulted in the right-of-use asset recognized as at December 31, 2025, of $102,320 on the balance sheet of the Company. The lease term ends June 30, 2027.

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

Subsequent Event

March 2026 Convertible Debenture Financing: Insider Participation

On March 11, 2026, the Company announced its intention to complete a non-brokered private placement offering of up to 4,000 convertible debenture units at a price of C$1,000 per unit. Each debenture unit consists of: (i) one secured convertible debenture having a face value of C$1,000, bearing interest at a rate of 1.25% per month, maturing 24 months from the date of issuance, and convertible into Class B Subordinate Voting Shares at a conversion price of C$3.00 per share; and (ii) 333.33 Class B share purchase warrants, each exercisable at C$3.75 per share for a period of five years from the date of issuance.

On March 20, 2026, the Company closed the first tranche of the offering, issuing 3,750 debenture units for aggregate gross proceeds of C$3,750,000. Eric Hoskins, a director of the Company, participated in the offering and subscribed for 300 debenture units for aggregate gross proceeds of C$300,000.

The participation by Eric Hoskins in the offering constitutes a related party transaction within the meaning of MI 61-101. The Board of Directors, reviewed and approved the terms of the transaction and determined that the transaction was completed on terms that are not less advantageous to the Company than if the transaction had been completed with a party dealing at arm's length with the Company.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our 2025 Annual Financial Statements are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Dividend Distribution Policy

The Company does not currently have any dividend distribution policy. Except for the Unbuzzd shares distributed in October 2023 pursuant to the Plan of Arrangement, where the Company distributed an aggregate of approximately 45,712,529 Unbuzzd Shares to its Shareholders, the Company has not paid any dividends or distributions on its outstanding Class B Subordinate Voting Shares, the Company has not paid any other dividends or distributions on its outstanding Class B Subordinate Voting Shares.In addition,on October 3, 2025, the Board of Directors set October 27, 2025 as the record date for the distribution of Contingent Value Rights ("CVRs") to holders of Class B Subordinate Voting Shares of record on that date, on a one-for-one basis, pursuant to the Contingent Value Rights Agreement dated October 23, 2025 between the Company and Marrelli Trust Company Limited, as Rights Agent (the "CVR Agreement"). Each CVR entitles the holder to a pro rata portion of between 10% and 50% of net settlement proceeds received by the Company from its ongoing litigation seeking over US$700 million in damages from CIBC, RBC, and others for alleged stock manipulation and spoofing, with the specific percentage to be determined by the Board of Directors pursuant to a corporate resolution. The CVRs are non-transferable contingent rights to receive a potential future cash payment and do not represent an equity, voting, or debt interest in the Company. Pursuant to the CVR Agreement, no payment will become due and payable to any CVR holder until the then-outstanding and undistributed net settlement proceeds exceed US$50,000,000 in the aggregate. Payment is contingent on, and payable only if and when, the Company receives net proceeds from a settlement or final judgment in that matter; there can be no assurance that any such proceeds will be received, that the US$50,000,000 threshold will be met, or that any amount will ever become payable under the CVRs. The CVR Agreement has a term of three years from October 23, 2025 and will automatically terminate if no payments have been made by October 23, 2028. We have no current intention to declare dividends on our Class B Subordinate Voting Shares in the foreseeable future. Any decision to pay dividends on our Class B Subordinate Voting Shares in the future will be at the discretion of our Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that our Board may deem relevant.

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

GBB Drink Lab Litigation

On May 12, 2023, the Company announced that it had received a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claimed that its assets were valued at US$53,047,000 as of August 30, 2022 (prior to the misappropriation and material breach).

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. denied the Company’s request to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company) and a counterclaim against GBB. The Company alleged that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano then denied the allegations in their respective answers.

Discovery concluded in July 2025, and on July 21, 2025, the parties filed various pre-trial motions, including summary judgment motions. On October 9, 2025, the Court granted the motion for the Company’s current counsel, Given Pursley LLP, to appear, officially appointing them and relieving prior counsel, Blank Rome LLP. A status conference was held on December 16, 2025, where the Court ruled on several pending motions. The Court granted Mr. Romano’s motion for summary judgment, dismissing all claims against him. The Court reserved ruling on the Company’s motion for summary judgment, ordering supplemental briefing on the issue of whether GBB has standing to pursue its claims after selling its assets to a third party. The trial, previously set for January 2026, has been continued.

The parties filed supplemental briefs addressing standing in accord with the Court’s order. But GBB then filed a reply brief. On February 17, 2026, the Company filed a motion to strike GBB’s reply brief and accompanying exhibits, arguing that the filing was unauthorized. On February 18, 2026, GBB filed a response in opposition to the motion to strike. And, as of the date of this annual report, the Court has not yet ruled on standing or the Company’s pending summary judgment motion.

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

The arbitration concluded in August 2022. In a 174 page merits award (the “Merits Award”), the Honourable J. Douglas Cunningham, K.C. dismissed Dr. Bokhari’s claims in their entirety. Justice Cunningham also ordered Dr. Bokhari to repay certain monies to the Company in respect of the Company’s counterclaim, while also awarding the Company its costs of the arbitration which he subsequently fixed at approximately C$2.8 million, plus interest. The Merits Award is available at the following link: https://fsdpharma.com/wp-content/uploads/2023/05/2023-03-01-Application-Record-Applicant-FSD-Pharma-Inc.pdf.

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

On October 13, 2023, Dr. Bokhari served notices of motion on the Company for leave to appeal the set aside and enforcement orders issued by the ONSC on October 4, 2023. On December 1, 2023, the Company filed a petition to confirm the arbitration award in the United States District Court for Eastern District of Pennsylvania. On December 15, 2023, the Company submitted a responding party’s factum to the ONCA. On February 6, 2024, the Company announced that the ONSC affirmed judgment and awarded an additional C$5,000 in costs in light of Dr. Bokhari’s failed motion for leave to appeal. On June 27, 2024, the United States District Court for Eastern District of Pennsylvania granted judgement in favor of the Company in its case against Dr. Bokhari. On January 24, 2025, the Company sought a court order from the ONSC declaring Dr. Bokhari to be a vexatious litigant. This matter was resolved as part of the comprehensive settlement agreement entered into on May 21, 2025, as described below.

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

Bokhari v. FSD Pharma Inc. Et al.

On July 2, 2021, Dr Bokhari filed an action against the Corporation, FSD BioSciences, Anthony Durkacz and Zeeshan Saeed. The case was placed in civil suspense pending resolution of arbitration. Therefore, no further activity will occur in this case unless and until the aforementioned arbitration concludes. This matter was resolved as part of the comprehensive settlement agreement entered into on May 21, 2025, as described below.

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

On May 21, 2025, the Company entered into a comprehensive settlement agreement with Dr. Raza Bokhari, its former CEO, resolving all outstanding litigation in Canada and the U.S. This concluded disputes originating from Dr. Bokhari’s 2021 termination and subsequent legal actions, including:

●	A wrongful dismissal arbitration (initially claiming $30.2 million), dismissed in 2022 with costs awarded to the Company.

●	Multiple court proceedings related to share cancellations, indemnification claims, and U.S. enforcement of arbitration awards.

The Company received a one-time payment of $2,350,000, recorded as other income during the second quarter of 2025. All outstanding cost awards and claims were mutually waived.

This settlement eliminated all future legal uncertainties and associated costs as announced in the Company’s May 30, 2025, press release, which confirmed a $2.35 million payment from Dr. Bokhari to fully resolve all outstanding claims in Canada and the United States.

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

The defendants filed a motion to dismiss on June 16, 2025, and the Company is awaiting the decision from U.S.District Court for the Southern District of New York.

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

On September 13, 2024, Cassidy entered into a settlement agreement with the Company. The terms of the settlement stipulate that a sum of C$140,000 shall be paid to Cassidy in 14 equal installments of C$10,000 each. The Company paid all 14 installments in accordance with the terms of the settlement and this matter is no longer effective as of December 31, 2025.

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

Not applicable.

E. Dilution

Not applicable.

Not applicable.

F. Expenses of the Issue

Not applicable.

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

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

Unbuzzd IP License Agreement,  Plan of Arrangement and Related Documents

For more information on the Unbuzzd IP License Agreement, Unbuzzd Amended Loan Agreement, Unbuzzd Amended Security Agreement, Celly Warrant Certificate, Plan of Arrangement and related documents, please see “Item 4. Information on the Company. - A. History and Development of the Company Overview and History – Important Events in the Development of the Company’s Business” and Exhibits 4.2-4.9.

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

See Exhibit 2.4 for the Coattail Agreement and Exhibit 2.1, “Description of Securities,” for details.

UHN License Agreement

For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Other Significant Operations and Principal Activities – Fiscal 2023 and 2024” and Exhibit 4.10.

Epitech License Agreement and Prismic Assignment Agreement

For more information, please see “Item 4. Information on the Company. – C. Organizational Structure” and Exhibits 4.13, 4.14, and 4.15.

ATM Agreement

For more information, please see “Item 4. Information on the Company. - A. History and Development of the Company - Significant Developments in Fiscal 2025” and Exhibit 4.26.

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

For more information, please see “Exhibits 4.18-4.21.

December 2024 and January 2025 Convertible Debenture Offerings

During December 2024 and January 2025, the Company completed a series of non-brokered private placement financings raising aggregate gross proceeds of C$5,000,000 through the issuance of convertible debenture units. For more information, please see "Item 4. Information on the Company — A. History and Development of the Company — Important Events in the Development of the Company's Business in Fiscal 2025" and Exhibits 2.2, 2.3, 4.23, 4.24, and 4.25

D. Exchange Controls

The Company was formed under and subject to the laws of the Province of Ontario, Canada. Subject to the next paragraph and the disclosure under “Exhibit 2.1 - Description of Securities” filed herewith, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the payment of dividends or interest or other amounts to a non-resident holder of Class B Subordinate Voting Shares, other than withholding tax requirements.

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

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Class B Subordinate Voting Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

The Company holds significant cryptocurrency assets, including Bitcoin, Solana, and other digital assets, as part of its corporate treasury. The characterization of these assets for purposes of the PFIC income and asset tests is uncertain and depends on, among other things, how the cryptocurrency holdings are classified under applicable U.S. federal income tax principles, the extent to which any active business commodity exclusion applies, and the application of the look-through rules to the Company's subsidiaries. The Company's cryptocurrency holdings may be characterized as passive assets for purposes of the PFIC asset test, which could affect the Company's PFIC status. U.S. Holders should consult their own tax advisors regarding the impact of the Company's cryptocurrency holdings on the PFIC analysis and their own tax obligations.

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

Additional Considerations

Contingent Value Rights

In October 2025, the Company distributed Contingent Value Rights ("CVRs") to holders of Class B Subordinate Voting Shares. The U.S. federal income tax treatment of the receipt of CVRs and any future payments thereunder is uncertain. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving and holding CVRs and receiving any payments thereunder.

Controlled Foreign Corporation

As a result of the enactment of the Tax Cuts and JOBS Act and the repeal of Code section 958(b)(4), it is possible to accidentally create a controlled foreign corporation (“CFC”) without having a direct or indirect United States shareholder. Historically, Code section 958(b)(4) prevented stock owned by a foreign person from being attributed downward to a U.S. person (e.g., a partnership, corporation, trust, or estate) owned by such foreign person. Effective as of the last taxable year of a foreign corporation beginning before January 1, 2018, stock may be attributed downward from a person to a corporation if “50 percent or more in value of the stock in a corporation is owned, directly or indirectly by or such person.” As a result of the repeal of Code section 958(b)(4), it is thus possible to accidentally create CFCs without a direct or indirect United States shareholder. This is because, since the repeal, a U.S. corporation owned by a foreign parent corporation may be treated as constructively owning the stock of the foreign parent or even the foreign parent’s foreign subsidiaries (i.e., foreign brother-sister companies). The Company believes that certain case law along with the legislative intent of the repeal may substantiate that it is not a CFC, although it is possible that the IRS may disagree. In discussing the repeal of Code section 958(b)(4), the Senate amendment that was followed by the Conference Report provides: “furthermore, the Senate Finance Committee explanation states that the provision is not intended to cause a foreign corporation to be treated as a controlled foreign corporation regarding a U.S. shareholder as a result of attribution of ownership under section 318(a)(3) to a U.S. person that is not a related person (within the meaning of section 954(d)(3)) to such U.S. shareholder as a result of the repeal of section 958(b)(4).” The Tax Court case of Nettie Miller v. Commissioner stands for the premise that reading the current rules strictly would result in an absurd result that the Company’s U.S. subsidiary (a non-Code section 958(a) shareholder) is treated as constructively owning the Company. Furthermore, in Rev. Rul. 74-605, the IRS concluded that a subsidiary could not be attributed ownership of its direct or indirect parent corporations for purposes of applying Code section 304. The IRS’s rationale is that if a subsidiary were treated as constructively owning its parent (or grandparent) under the constructive ownership rules (that is, Code section 318(a)(3)(C)), it would further be treated as owning its own stock. The IRS concluded that treating a subsidiary as owning its own stock would violate regulation section 1.318-1(b)(1), which provides that “a corporation shall not be considered to own its own stock by reason of section 318(a)(3)(C).” Thus, the Company may not be a CFC as a result of Rev. Rul. 74-605, Nettie Miller, and the legislative intent of the repeal of Code section 958(b)(4). It should be noted, however, that the rationale for the Company not being classified as a CFC may not extend to the Company’s non-U.S. subsidiaries. As such, any U.S. Holders that own 10 percent or more of the total combined voting power of all classes of stock entitled to vote of the Company, or 10 percent or more of the total value of shares of all classes of stock of the Company should consider whether the overlap rules for CFCs and PFICs apply to them pursuant to Code section 1297(d) when determining their U.S. tax obligations for the Company or any of its non-U.S. subsidiaries. U.S. Holders should consult their own tax advisors regarding the application of this rule since the attribution rules related to ownership are very complex.

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

Generally, the Class B Subordinate Voting Shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the Class B Subordinate Voting Shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which currently includes the CSE and the Nasdaq, unless at any particular time during the 60-month period that ends at that time the following two conditions are met concurrently:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length for purposes of the Canadian Tax Act, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●	more than 50% of the fair market value of the Class B Subordinate Voting Shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, a property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, Class B Subordinate Voting Shares could be deemed to be “taxable Canadian property” to a Non-Canadian Holder. Non-Canadian Holders whose Class B Subordinate Voting Shares are, or may constitute, “taxable Canadian property” should consult their own tax advisors.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the SEC's EDGAR system at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

Interest Rate Risk

The Company's debt obligations, including the convertible debentures issued in December 2024 and January 2025 and the loan receivable under the Unbuzzd Amended Loan Agreement, bear interest at fixed rates and are therefore not subject to fluctuations in market interest rates. As such, the Company does not have floating-rate interest rate risk and has not entered into any financial instruments to mitigate such risk.

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

As of December 31, 2025, the Company held cryptocurrency assets with a total fair value of approximately US$3,815,440, comprising unrestricted holdings of US$2,213,575 and US$1,601,865 of Bitcoin units pledged as collateral and classified as restricted. The total cryptocurrency assets, of US$3,815,440, represent approximately 41% of the Company's total assets on an unrestricted basis. The cost basis of these holdings was approximately US$4,729,073. A hypothetical 10% decline in the aggregate fair value of the Company's cryptocurrency holdings would result in an unrealized loss of approximately US$472,907. Given the significant price volatility historically exhibited by cryptocurrency assets, actual price movements may be substantially larger than this hypothetical scenario.

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

Not applicable.

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

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this annual report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Management's assessment of the effectiveness of our internal control over financial reporting was based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, and concluded that it was effective.

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

Item 16. [Reserved.]

Item 16A. Audit Committee Financial Expert.

Our Board has determined that Dr. Eric Hoskins, the Chair of the Audit Committee of our Board, is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the listing standards of Nasdaq. Dr. Hoskins meets the standards of independence applicable to audit committees under Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq.

The Board based this determination on Dr. Hoskins's experience overseeing financial reporting at the provincial government level, his service on other public company audit committees, and his broad understanding of financial controls and reporting applicable to companies of the size and complexity of the Company.

Item 16B. Code of Ethics.

We have adopted the Code that is applicable to all of our directors, executive officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. A copy of the Code is available on our website at https://www.quantumbiopharma.com.

During 2025, except for the CEO Mortgage Loan, no provision of the Code applicable to our principal executive officer, principal financial officer, principal accounting officer or controller was amended (other than technical, administrative, or other non-substantive amendments), nor did we grant any waiver (including an implicit waiver) of any provision of the Code to any such officer. During fiscal year 2025, the CEO made a payment and thereby fully extinguishing the CEO Mortgage Loan. As of the date of this annual report, the CEO has no further outstanding debt owed to the Company.

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

Item 16C. Principal Accountant Fees and Services.

MNP LLP, auditors of the Company since November 29, 2019, served as our independent registered public accounting firm for the years ended December 31, 2025, 2024 and 2023. The following table provides a summary of the fees for professional services rendered by MNP for the years ended December 31, 2025, and 2024:

Fee	2025		2024
Audit Fees(1)	C$	496,940	C$	363,335
Audit-Related Fees(2)	C$	0	C$	0
Tax Fees(3)	C$	50,964	C$	59,488
All Other Fees(4)	C$	41,714	C$	53,200
Total	C	589,618	C$	476,023

Notes

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the fiscal year ended December 31, 2025, neither the Company nor any affiliated purchaser made any purchases of the Company's Class B Subordinate Voting Shares. The Company's 2023 Normal Course Issuer Bid, pursuant to which the Company repurchased an aggregate of 1,904,700 Class B Subordinate Voting Shares (on a pre-consolidation basis) at an average price of approximately C$2.11 per share, was terminated on January 12, 2024.

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

We have not experienced any cybersecurity incidents that have been determined to be material. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to “Item 3. Key information - D. Risk Factors” in this Annual Report on Form 20-F.

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

Our CFO and our management committee on cybersecurity oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our CFO and representatives from our management committee on cybersecurity are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following:

●	monitoring of Company computer and information systems for potential malware, ransomware and other malicious activity, and remediation of identified issues, including mitigation of identified risks and containment and elimination of any malicious software;

●	mandatory cybersecurity training as part of new employee onboarding along with required annual employee cybersecurity re-training;

●	monitoring of systems and network infrastructure by security information and event management application;

●	prompt incident reporting directly to the Board; and

●	escalation to the Company’s Audit Committee and Board as warranted based upon the nature of the identified issue.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-45 appearing at the end of this Annual Report on Form 20-F following the signature page.

Item 19. Exhibits.

1.1	Articles of Amalgamation of the Company dated November 1, 1998, as amended (incorporated by reference to Exhibit 99 in FS Pharma Inc.’s Form 6-K filed with the SEC on May 31, 2022).
1.2	Certificate of Amendment and Articles of Amendment of the Company issued by the Ontario Ministry of Public and Business Service Delivery on August 6, 2024 (incorporated by reference from Exhibit 3.1 in the Company’s Current Report on Form 6-K filed with the SEC on August 16, 2024).
1.3*	Amended and Restated By-Law Number and Bylaw 2.
2.1*	Description of Securities
2.2*	Form of Unsecured Convertible Debentures issued to investors in December 2024 and January 2025 private offerings.
2.3*	Form of Class B Common Stock Purchase warrants issued to investors in December 2024 and January 2025 private offerings.
2.4	Coattail Agreement dated May 24, 2018, by and among the Company, Computershare Trust Company of Canada and each of the individuals listed on Schedule A thereto (incorporated by reference to Exhibit 99.18 in the Company’s Report on Form 40-F filed with the SEC on December 6, 2019).
4.1	At the Market Offering Agreement dated February 16, 2024 between the Company and H.C. Wainwright Co. LLC (incorporated by reference to Exhibit 10.1 in the Company’s Form 6-K filed with the SEC on February 20, 2024).
4.2	Unbuzzd Arrangement Agreement dated as October 4, 2023 by and between the Company and Unbuzzdtrition Corp. (incorporated by reference to Exhibit 4.2 in the Company’s Form 20-F filed with the SEC on April 2, 2024).
4.3	Amended and Restated Exclusive Intellectual Property License Agreement dated August 14, 2024 by and between the Company, Unbuzzdtrition Corp., a British Colombia corporation and Lucid PsycheCeuticals, Inc., an Ontario corporation (incorporated by reference to Exhibit 4.1 in the Company’s Form 6-K filed with the SEC on August 27, 2024).
4.4	Intellectual Property Purchase Agreement dated October 2, 2023 by and between the Company and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 4.2 in the Company’s Form 6-K filing with the SEC on August 27, 2024).
4.5	Amended and Restated General Loan Agreement, dated as of April 3, 2024 by and between Unbuzzdtrition Corp., a British Colomubia corporation in favor of the Company (incorporated by reference to Exhibit 4.3 in the Company’s Form 6-K filed with the SEC on August 27, 2024).
4.6	Amended and Restated General Security Agreement dated as of April 3, 2024 made by an between Unbuzzdtrition Corp., a British Colombia corporation in favor of the Company (incorporated by reference to Exhibit 4.4 in the Company’s Form 6-K filed with the SEC on August 27, 2024).
4.7	Exclusive Intellectual Property Agreement dated July 31, 2023, by and between the Company, Unbuzzdtrition Corp. and Lucid PsycheCeuticals, Inc. (incorporated by reference to Exhibit 4.3 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024).
4.8	Warrant Certificate dated July 31, 2023 granted to the Company’s to purchase shares of common stock of Unbuzzdtrition Corp. (incorporated by reference to Exhibit 4.4 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024)
4.9	Unbuzzd Loan Agreement and Unbuzzd Security Agreement dated as of July 31, 2023 by and between Unbuzzdtrition Corp and the Company (incorporated by reference to Exhibit 4.5 in the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2024)
4.10*	Exclusive License Agreement dated May 19, 2021 by and between Lucid PsycheCeuticals Inc. and the University Health Network.
4.11	Master Agreement dated August 25, 2021, by and among the Company, 2861435 Ontario Inc. and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 99.1 in the Company’s Form 6-K filed with the SEC on September 21, 2021).
4.12	Amalgamation Agreement dated September 20, 2021, by and among the Company, 2861435 Ontario Inc. and Lucid PsycheCeuticals Inc. (incorporated by reference to Exhibit 99.2 in the Company’s Form 6-K filed with the SEC on September 21, 2021).
4.13	Amended and Restated License Agreement dated January 8, 2020, by and between the Company and Epitech Group SPA (incorporated by reference to Exhibit 99.1 in the Company’s form 6-K filed with the SEC on March 18, 2020).
4.14	First Amendment to the Restated License Agreement dated July 9, 2020 by and between the Company and Epitech Group SPA (incorporated by reference to Exhibit 4.4 in the Company’s Form 20-F filed with the SEC on March 31, 2023).
4.15	Assignment Agreement dated June 28, 2019 by and between the Company and Prismic Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F filed with the SEC on March 31, 2023).
4.16†	the Company Equity Incentive Plan dated May 16, 2022 (incorporated by reference from Exhibit 4.18 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †

4.17†	the Company Stock Option Plan dated February 9, 2018 (incorporated by reference to Exhibit 99.9 in the Company’s Form 40-F filed with the SEC on December 6, 2019). †
4.18†	Employment Agreement dated July 26, 2021 by and between Anthony Durkacz (incorporated by reference to Exhibit 4.15 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †
4.19†	Employment Agreement dated July 26, 2021, and between the Company And Zeeshan Saeed (incorporated by reference to Exhibit 4.16 in the Company’s Form 20-F filed with the SEC on March 31, 2023). †
4.20†	Employment Agreement dated August 29, 2021 by and between the Company and Donal Carroll (incorporated by reference to Exhibit 4.17 in the Company’s Form 20-F filed with the SEC on March 31, 2023).†
4.21†	Employment Agreement dated March 21, 2023 by and between the Company and Dr. Andrezj Chruscinski (incorporated by reference to Exhibit 4.19 in the Company’s Form 20-F filed with the SEC on March 31, 2023).
4.22*	Shareholder Agreement dated September 13, 2024 by and between Fortius Research and Trading Corp., Xorax Family Trust and the Company.
4.23*	Form of Secured Convertible Debentures issued to investors in January 2025 private offering.
4.24*	Form of General Security Agreement issued to investors in January 2025 private offering.
4.25*	Form of Agency and Interlender Agreement issued to investors in January 2025 private offering.
4.26*	At-The-Market Offering Agreement dated December 22, 2025 between the Company and Rodman & Renshaw LLC (incorporated by reference to Exhibit 10.1 in the Company’s Form 6-K filed with the SEC on December 22, 2025)
4.27*	Contingent Value Rights Agreement dated October 23, 2025 between the Company and Marrelli Trust Company Limited
8.1*	List of subsidiaries of the Registrant.
11.1	Insider Trading and Blackout Period Policy
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for three months ended and fiscal years ended December 31, 2025 and 2024
15.2*	Consent of Independent Auditor
97.1	Quantum BioPharma Ltd. Clawback Policy (incorporated by reference to Exhibit 97.1 in the Company’s Form 20-F filed with the SEC on March 28, 2025)
99.1	Audit Committee Charter (incorporated by reference to Exhibit 99.1 in the Company’s Form 20-F filed with the SEC on March 31, 2023).
101.1*	Interactive Data File.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101 LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101 PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†	Indicates a management contract or any compensatory plan, contract, or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Quantum BioPharma Ltd.

By:	/s/ Zeeshan Saeed
Name:	Zeeshan Saeed
Title:	Chief Executive Officer

Date:	March 26, 2026

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Consolidated financial statements

For the years ended December 31, 2025, 2024, and 2023

[expressed in United States dollars]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.) (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2019

Mississauga, Canada

March 26, 2026

MNP LLP (1930)

QUANTUM BIOPHARMA LTD. (formerly, FSD PHARMA INC.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[expressed in United States dollars]

As at		December 31,	December 31,
		2025	2024
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		1,905,357	5,995,872
Other receivables	4	231,053	374,678
Prepaid expenses and deposits	5	15,290	69,036
Finance receivables, net	6	—	3,432,340
Investments	7	459,080	1,202,349
Inventory	8	52,133	117,242
Digital assets - restricted	9,13	1,601,865	—
Digital assets	9,13	2,213,575	861,230
		6,478,353	12,052,747

Non-current assets
Equipment, net		67,029	76,894
Investments	7	—	2,224
Right-of-use asset, net		102,320	53,488
Intangible assets, net	10	4,513,207	4,933,871
Total assets		11,160,909	17,119,224

LIABILITIES
Current liabilities
Trade and other payables	11,22	4,182,083	4,362,068
Lease obligations		103,165	53,780
Warrants liability	12	—	212,002
Derivative liabilities	14	—	280,000
Deferred income	21	—	1,000,000
Notes payable	13	1,300,549	619,029
Convertible debentures	14	472,497	152,113
		6,058,294	6,678,992
Total liabilities		6,058,294	6,678,992

SHAREHOLDERS' EQUITY
Class A share capital	15	152,247	151,701
Class B share capital	15	169,551,044	150,318,624
Warrants	15	10,009	1,997,759
Contributed surplus		35,405,812	31,072,543
Foreign exchange translation reserve		91,533	50,795
Accumulated deficit		(198,286,170)	(172,110,884)
Equity attributable to shareholders of the Company		6,924,475	11,480,538
Non-controlling interests	17	(1,821,860)	(1,040,306)
		5,102,615	10,440,232
Total liabilities and shareholders' equity		11,160,909	17,119,224

Commitments and contingencies	21
Subsequent events	25

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

“Signed”	“Signed”
Director - Zeeshan Saeed	Director - Eric Hoskins

QUANTUM BIOPHARMA LTD. (formerly, FSD PHARMA INC.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[expressed in United States dollar, except number of shares]

		2025	2024	2023
For the years ended December 31,	Notes	$	$	$

Expenses
General and administrative	19	9,047,918	9,410,097	9,032,724
External research and development fees		2,763,174	6,083,378	3,859,178
Share-based payments	16,17	2,945,502	152,214	3,835,475
Depreciation and amortization	10	545,780	490,571	2,506,316
Impairment loss		—	—	4,555,805
Total operating expenses		15,302,374	16,136,260	23,789,498

Loss from operations		(15,302,374)	(16,136,260)	(23,789,498)

Interest income	20,6	(236,084)	(572,891)	(786,363)
Other income	21	(1,946,491)	(3,989)	—
Finance expense, net		158,063	33,017	299
Accretion and interest expense	14	460,577	14,560	—
(Gain) on settlement of debt	15	(43,336)	(732,417)	—
(Gain) on measurement of financial liability		—	—	(4,939,015)
Change in fair value of derivative liabilities and warrant liability	12,14	11,909,532	(104,483)	(212,256)
Unrealized loss on change in fair value of digital assets	9	771,863	141,770	—
Realized (gain) on sale of digital assets	9	(593,922)	—	—
Change in fair value of investments	7	(257,956)	3,702	378,425
Realized (gain) on sale of investments	7	(175,194)	—	—
Realized loss on sale of finance receivables	6	117,136	—	—
Loss on issuance of convertible debt	14	1,490,278	—	—
Net loss		(26,956,840)	(14,915,529)	(18,230,588)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain (loss) on translation of foreign operations		40,738	(366,546)	(235,260)
Comprehensive loss		(26,916,102)	(15,282,075)	(18,465,848)

Net loss attributable to:
Equity owners of the Company		(26,175,286)	(14,202,724)	(17,902,179)
Non-controlling interests	17	(781,554)	(712,805)	(328,409)
		(26,956,840)	(14,915,529)	(18,230,588)

Net (loss) per share
Basic and diluted - continuing operations	18	$(8.20)	$(13.12)	$(29.93)

Weighted average number of shares outstanding – basic and diluted	18	3,285,876	1,136,922	609,056

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2025, 2024, and 2023

[expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$

Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400	28,500,924	—	652,601	(144,164,265)	30,542,220
Initial recognition of non-controlling interests	—	—	—	—	—	—	—	(24,467)	—	(40,583)	(65,050)
Plan of arrangement [note 15]	—	34	1	—	—	—	—	8,673	—	(8,673)	34
Share repurchase [note 15]	—	—	(29,303)	(7,165,356)	—	—	—	—	—	4,207,540	(2,957,816)
Share-based payments [note 16]	—	—	555	36,000	—	—	2,410,010	16,702	—	—	2,462,712
Share options exercised [note 15]	—	—	323	33,247	—	—	(13,000)	—	—	—	20,247
PSUs converted to shares [note 15,16]	—	—	41,848	1,464,000	—	—	(1,464,000)	—	—	—	—
Warrants issued [note 15]	—	—	—	—	61,154	1,372,763	—	—	—	—	1,372,763
Warrants expired [note 15]	—	—	—	—	(2,047)	(791,807)	791,807	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	(328,409)	(235,260)	(17,902,179)	(18,465,848)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262

Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 15]	10	79	1,384,783	10,670,539	—	—	—	—	—	—	10,670,618
Shares for debt [note 15,16]	—	—	301,423	1,990,213	—	—	—	—	—	—	1,990,213
Warrants issued [note 14]	—	—	—	—	80,000	—	—	—	—	—	—
Share-based payments [note 16]	—	—	—	—	—	—	152,214	—	—	—	152,214
Warrants expired [note 15]	—	—	—	—	(20,770)	(286,189)	286,189	—	—	—	—
Warrants cancelled [note 15]	—	—	—	—	(7,692)	(439,408)	439,408	—	—	—	—
RSU converted to shares [15,16]	—	—	7,500	31,009	—	—	(31,009)	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	—	(712,805)	(366,546)	(14,202,724)	(15,282,075)
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232

Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232
Shares issued [note 15]	30	546	45,079	390,837	—	—	—	—	—	—	391,383
Shares issued - convertible debt [note 14,15]	—	—	984,792	8,192,245	—	—	—	—	—	—	8,192,245
Shares for debt [note 15]	—	—	73,744	775,087	—	—	—	—	—	—	775,087
Warrants issued [note 14]	—	—	—	—	346,806	—	—	—	—	—	—
Warrants expired [note 15]	—	—	—	—	(130,338)	(1,987,750)	1,987,750	—	—	—	—
Exercise of warrants [note 14, 15]	—	—	354,730	9,126,182	(426,806)	—	—	—	—	—	9,126,182
Share-based payments [note 16]	—	—	—	—	—	—	2,945,502	—	—	—	2,945,502
Exercise of RSUs [note 15,16]	—	—	92,690	515,625	—	—	(515,625)	—	—	—	—
Exercise of options [note 15,16]	—	—	37,192	232,444	—	—	(84,358)	—	—	—	148,086
Comprehensive loss for the year	—	—	—	—	—	—	—	(781,554)	40,738	(26,175,286)	(26,916,102)
Balance, December 31, 2025	42	152,247	3,887,729	169,551,044	32	10,009	35,405,812	(1,821,860)	91,533	(198,286,170)	5,102,615

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2025 and 2024

[expressed in United States dollar]

	2025	2024	2023
	$	$	$
Operating activities
Net loss	(26,956,840)	(14,915,529)	(18,230,588)
Add (deduct) items not affecting cash
Depreciation and amortization	545,780	490,571	2,506,316
Interest expense	65,734	9,343	24,288
Accretion expense	460,577	14,560	—
Share-based payments	2,945,502	152,214	3,835,475
Change in fair value of investments	(257,956)	3,702	378,425
Change in fair value of derivative liabilities	11,909,532	(104,483)	(212,256)
Loss on issuance of convertible debt	1,490,278	—	—
Unrealized foreign exchange (gain) loss	(501,196)	(1,692,842)	(383,514)
Unrealized loss on change in fair value of digital assets	771,863	141,770	—
Realized gain on sale of digital assets	(593,922)	—	—
(Gain) loss on settlement of debt	(43,336)	(732,417)	—
Gain on measurement of financial liability	—	—	(4,939,015)
Impairment loss	—	—	4,555,805
Realized (gain) on sale of investments	(175,194)	—	—
Realized loss on sale of finance receivables	117,136	—	—
Changes in non-cash working capital balances
Finance receivables	1,491,001	4,663,014	(663,698)
Other receivables	196,677	(145,914)	159,585
Prepaid expenses and deposits	53,746	86,377	316,724
Note receivable	—	—	(224,610)
Inventory	65,109	(117,242)	—
Deferred income	(1,000,000)	1,000,000	—
Trade and other payables	1,178,497	4,270,397	2,049,799
Cash used in operating activities	(8,237,012)	(6,876,479)	(10,827,264)

Investing activities
Redemption of investments	1,181,499	6,189,077	—
Purchase of investments	(462,325)	(6,689,636)	(744,500)
Proceeds from sale of investments	460,508	—	—
Net cash upon control of subsidiary	—	—	31,783
Purchases of digital assets	(5,632,576)	(1,003,000)	—
Proceeds from sale of digital assets	2,500,425	—	443,138
Cash (used in) provided by investing activities	(1,952,469)	(1,503,559)	(269,579)

Financing activities
Share repurchase	—	—	(2,957,816)
Proceeds from issuance of shares, net	338,331	10,670,618	34
Proceeds from sale of finance receivables	1,824,203	—	—
Proceeds from convertible debentures	3,243,165	702,700	—
Proceeds from exercise of warrants	43,257	—	—
Payment of lease obligation	(113,862)	(63,586)	(189,054)
Proceeds from share options exercised	148,086	—	20,247
Repayment of loans from tax rebate refund	(1,497,600)	—	—
Proceeds from loans (RH and Bitgo)	2,113,386	309,138	—
Cash (used in) provided by financing activities	6,098,966	11,618,870	(3,126,589)

Net increase (decrease)	(4,090,515)	3,238,832	(14,223,432)

Cash and cash equivalents, beginning of the year	5,995,872	2,757,040	16,980,472
Cash and cash equivalents, end of the year	1,905,357	5,995,872	2,757,040

Non-cash transactions
Shares issued for debt	775,087	1,990,213	—
Exercise of warrants	9,026,594	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

1.	Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintained, through its wholly owned subsidiary, FSD Strategic Investments Inc. ("FSD Strategic Investments"), a portfolio of strategic investments which historically represented loans secured by residential properties. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. (see Note 6). As of December 31, 2025, the Company no longer holds any loans secured by residential properties.

The Company’s registered office is located at 1 Adelaide Street East, Suite 801. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). Celly changed its name to “Unbuzzd Wellness Inc.” (“Unbuzzd”), effective May 23, 2025. The License Agreement provides Unbuzzd access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Unbuzzd the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Unbuzzd rights to certain trademarks. In exchange, Quantum received 200,000,000 Unbuzzd Common Shares (as defined below) following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the Unbuzzd Common Shares deemed outstanding less the 200,000,000 Unbuzzd Common Shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Unbuzzd. On July 31, 2023, the Company and Unbuzzd entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Unbuzzd to its shareholders. The License Agreement was amended and restated on August 14, 2024. The consolidated financial statements incorporate the assets and liabilities of Unbuzzd as of December 31, 2025, and the results of operations and cash flows for the years ended December 31, 2025, and 2024. As of December 31, 2025, the Company had a 19.84% (December 31, 2024 – 22.95%) ownership interest in Unbuzzd through Unbuzzd Common Shares.

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

		Ownership percentage as at	Ownership percentage as at	Ownership percentage as at
		December 31, 2025	December 31, 2024	December 31, 2023
Entity Name	Country	%	%	%
FSD Biosciences Inc.	USA	100.00	100.00	100.00
Prismic Pharmaceuticals Inc. (“Prismic”)	USA	100.00	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00	100.00
FSD Pharma Australia Pty Ltd (“FSD Australia”)	Australia	100.00	100.00	100.00
Unbuzzd Wellness Inc.	Canada	19.84	22.95	26.15
Huge Biopharma Australia Pty Ltd (“Huge Biopharma”)	Australia	100.00	100.00	-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

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

[a] Statement of compliance

These consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below have been consistently applied to all years presented, unless otherwise noted.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on March 25, 2026.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional and presentation currency for all years presented. The Company’s functional currency is the United States dollar, and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Unbuzzd Wellness Inc.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

[c] Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

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

The following include items requiring critical judgments, apart from those involving estimations that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

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

Although during the year ended December 31, 2025, the Company had a loss from operations and negative cash flows from operation activities, the Company was able to secure debt and equity financing to fulfill its operational needs.  Based on management’s expectations of future net cash flows, management has applied judgement that there is no material uncertainties related to events or conditions that may cast substantial doubt on the Company’s ability to continue as a going concern.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

[ii]	Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differ from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

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

[vii] Disclosure of interests in other entities

To assess the investment in Unbuzzd, judgment was required to determine if the Company has significant influence or control of Unbuzzd. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Unbuzzd even though the Company only held 19.84% of the voting rights as of December 31, 2025 (December 31, 2024 – 22.95%). The Company concluded that it has control of Unbuzzd as the Company, together with persons or entities considered to be de facto agents of the Company, held a combined 55.23% (December 31, 2024 - 56.83%) of the voting rights of Unbuzzd. In addition, key management personnel of the Company hold three of the four board of director positions of Unbuzzd. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Unbuzzd on July 31, 2023, and control was maintained from July 31, 2023, through December 31, 2025.

Unbuzzd is significantly dependent on the Company as a result of the License Agreement and the loan. The NCI component of Unbuzzd is included as a separate component in equity (Note 17).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

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

Depreciation is based on the estimated useful lives of the assets provided as follows:

Computer equipment	3 years
Furniture and fixtures	3 – 10 years
Lease improvements	Over the term of the lease

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

For the years ended December 31, 2025, 2024, and 2023

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

●	Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

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

●	Financial liabilities

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

●	Financial liabilities and equity instruments

●	Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Company does not reclassify financial liabilities or equity after initial recognition due to a change in circumstance.

●	Equity instruments

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

●	Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Cash and cash equivalent	Amortized cost
Other receivables (excluding sales tax recoverable)	Amortized cost
Digital assets	Fair value through profit or loss
Investments	Fair value through profit or loss
Finance receivables	Amortized cost
Trade and other payables	Amortized cost
Warrants liability	Fair value through profit or loss
Notes payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	Fair value through profit or loss

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

●	Impairment of financial assets

●	Finance receivables

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

The ECL model requires recognition of credit losses equal to 12-month ECLs for Stage 1 and recognition of lifetime expected credit losses for Stage 2 and 3. The 12-month ECLS are lifetime ECLS that are expected to occur within 12 months after the reporting date. The lifetime ECLs represent the expected loss in value due to possible default events over the life of a mortgage receivable weighted by the likelihood of a loss. Three factors are primarily used to measure ECLs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).

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

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in net loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

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

[l] Warrants

The Company follows the relative fair value method with respect to the measurement of common shares and warrants issued as private placement units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in contributed surplus. Unit proceeds are allocated to common shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Upon expiration of warrants, the amount applicable to expired warrants is reclassed in contributed surplus.

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

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

[n] Inventories

Inventories consist of purchased finished goods and raw materials that will be used in the manufacturing of finished goods. The cost of raw materials inventory is determined on a first-in, first-out basis. The cost of finished goods are valued at the lower cost or net realizable value. The inventories balance is included in these consolidated financial statements as part of the Company’s investment in Unbuzzd (Note 17).

New standards, amendments and interpretations adopted by the Company

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required, and early adoption is permitted.

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements, effective on January 1, 2027. Earlier application is permitted. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. IFRS 18 applies to all financial statements that are prepared and presented in accordance with IFRSs. Standards for recognising, measuring, and disclosing specific transactions are addressed in other Standards and Interpretations.

The Company will assess the impact on the consolidated financial statements when applicable.

4.	Other receivables

The Company’s other receivables are comprised of the following as at:

	December 31, 2025	December 31, 2024
	$	$
Sales tax recoverable	102,714	367,480
Interest receivable	73,575	156
Other receivables	1,712	7,042
Subscription receivables (Note 15)	53,052	—
	231,053	374,678

5.	Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	December 31, 2025	December 31, 2024
	$	$
Research and development	—	26,348
Insurance	2,201	36,162
Other prepaids and deposits	13,089	6,526
	15,290	69,036

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

6.	Finance receivables

Finance receivables consisted of secured loan receivables measured at amortized cost, net of allowance for expected credit losses. Finance receivables for the following years are as follows:

$
Balance – December 31, 2023	8,095,354
Additions	2,300,368
Add: Interest income	513,925
Less: Interest payments	(490,277)
Less: Principal payments	(6,632,290)
Effects of foreign exchange	(354,740)
Balance – December 31, 2024	3,432,340
Additions	222,530
Add: Interest income	246,219
Less: Interest payments	(236,535)
Less: Principal payments	(1,760,345)
Less: Sale of finance receivables	(2,027,730)
Effects of foreign exchange	123,521
Balance – December 31, 2025	—

Current	—
Non-current	—
Balance – December 31, 2025	—

Allowances for expected credit losses as at December 31, 2025, were $Nil (December 31, 2024 - $Nil). Finance receivables earned fees at fixed rates between 7%-8.5% per annum and had an average term to maturity of one year from the date of issuance. The loans were secured by residential property with a first or second collateral mortgage on the secured property. Loans were issued up to 55% of the initial appraised value of the secured property at the time of issuance.

During the year ended December 31, 2025, the Company, through its subsidiary FSD Strategic Investments, sold its entire portfolio of loan receivables to a corporation owned by the CFO of the Company. The carrying amount of finance receivables sold was $2,027,730. Total consideration received was $1,824,203 and an interest receivable of $86,391, which corresponds to the stream of future monthly interest payments contractually due under the original mortgage terms, which continue to be collected by the Company. This resulted in a realized loss on sale of $117,136, recognized in the consolidated statements of loss and comprehensive loss.

Following the sale, the Company has no further rights or obligations with respect to the sold portfolio.

7.	Investments

The following tables outline changes in investments during the years:

			Balance at December 31, 2024	Additions	Disposal	Redemptions	Change in fair value through profit or loss	Effects of foreign exchange	Balance at December 31, 2025
Entity	Instrument	Note	$	$	$	$	$	$	$
A2ZCryptoCap Inc.	Shares	(i)	2,224	-	-	-	1,570	-	3,794
Royal Bank of Canada	GIC	(ii)	20,850	-	-		-	1,039	21,889
Meridian	GIC	(viii)	1,181,499	-	-	(1,181,499)	-	-	-
Gamestop	Shares	(iv)	-	48,516	-	-	(8,358)	-	40,158
Genius Group Ltd	Shares	(v)	-	49,009	(2,217)	-	(24,886)	-	21,906
JZR Gold	Shares	(vi)	-	214,161	(283,097)	-	68,936	-	-
JZR Gold	Warrants	(vi)	-	150,639	-	-	220,694	-	371,333
			1,204,573	462,325	(285,314)	(1,181,499)	257,956	1,039	459,080

								Current	459,080
								Non-current	-
									459,080

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

			Balance at December 31, 2023	Additions	Redemptions	Change in fair value through profit or loss	Effects of foreign exchange	Balance at December 31, 2024
Entity	Instrument	Note	$	$		$	$	$
A2ZCryptoCap Inc.	Shares	(i)	6,049	—	—	(3,702)	(123)	2,224
Royal Bank of Canada	GIC	(iii)	756,100	—	(738,000)	—	(18,100)	—
Royal Bank of Canada	GIC	(ii)	—	2,955,610	(2,934,760)	—	—	20,850
Bank of Montreal	GIC	(vii)	—	500,000	(500,000)	—	—	—
Meridian	GIC	(viii)	—	3,234,026	(2,016,317)	—	(36,210)	1,181,499
			762,149	6,689,636	(6,189,077)	(3,702)	(54,433)	1,204,573

							Current	1,202,349
							Non-Current	2,224
								1,204,573

i)	On June 23, 2022, the Company acquired 80,000 shares of A2ZCryptoCap Inc. for C$0.10 per share. As at December 31, 2025, the fair value of the shares was determined based on the quoted market price of the shares of C$0.065 per share (December 31, 2024 – C$0.04).

ii)	During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of December 31, 2025, the total balance outstanding was C$30,000 (December 31, 2024 – C$30,000) as three GICs out of the four were effectively redeemed during the year ended December 31, 2024.

iii)	On August 9, 2023, the Company purchased a Guaranteed Investment Certificate (“GIC”) in the amount of C$744,500 from Royal Bank of Canada (“RBC”) with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC’s Prime Interest Rate minus 2.00%. During the year ended December 31, 2024, the Company redeemed the full amount for gross proceeds of $738,000. The balance outstanding as at December 31, 2024 is $Nil.

iv)	On July 18, 2025, the Company purchased 2,000 shares of GameStop Corp. (NYSE: GME) for a total amount of $48,516 (C$66,561) for $23.55 per share. As at December 31, 2025, the fair value of the shares was determined based on the quoted market price of $20.08 per share resulting in a gain on change in fair value of $8,358 for the year.

v)	On July 25, 2025, the Company purchased 40,000 shares of Genius Group Limited (AMEX: GNS) for a total amount of $49,009 (C$67,237) for a weighted average price of $1.20 per share. On July 28, 2025, the Company sold 1,871 shares of GNS for a total amount of $2,217 (C$3,043). As at December 31, 2025, the fair value of the remaining 38,129 shares, was determined based on the quoted market price of $0.57 per share resulting in a loss on change in fair value of $24,886 for the year.

vi)	On July 22, 2025, the Company acquired 1,666,667 units at a price of C$0.30 per unit of JZR Gold Inc (“JZR”) for $364,800 (C$500,000). Each unit is comprised of one common share in the capital of JZR and one non-transferable common share purchase warrant to acquire one common share at a price of C$0.40 per warrant share.

●	The Company sold 1,666,667 common shares on December 10, 2025, with a fair value of $283,097 (C$391,667), at C$0.235 per share, resulting in a loss on change in fair value of $68,936 prior to the date of sale. As of December 31, 2025, there were no outstanding shares.

●	The 1,666,667 associated warrants, valued at $150,639 on acquisition date using the Black Scholes model, had a fair value of $371,333 as at December 31, 2025, resulting in a gain on change in fair value of $220,694 for the year ended December 31, 2025.

The fair value of the warrants was determined using the Black-Scholes option pricing model and the following assumptions as at the following dates:

	July 22, 2025	December 31, 2025
Share price (CDN)	$0.460	$0.465
Exercise price	$0.29	$0.29
Expected dividend yield	-	-
Risk free interest rate	2.78%	2.55%
Expected life	2.00	1.56
Expected volatility	135.64%	140.17%

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

vii)	During the year ended December 31, 2024, the Company purchased a GIC in the amount of $500,000 from Bank of Montreal (“BMO”) with a maturity date of October 11, 2024. The GIC paid a variable interest rate of 4.50% per annum. As of December 31, 2024, the total balance outstanding is $Nil as the entire amount was redeemed at maturity.

viii)	During the year ended December 31, 2024, the Company purchased three GICs for a total amount of C$4,520,000 from Meridian Credit Union (“Meridian”) with maturity dates ranging from December 21, 2024, to March 25, 2025. The GICs pay variable interest ranging from 3.52% to 3.78% per annum. As of December 31, 2025, the total balance outstanding was $Nil as the remaining GICs were redeemed during the year (December 31, 2024 - C$1,700,000).

8.	Inventory

Inventories consist of purchased raw materials that will be used in the manufacturing of finished goods and are valued at lower of cost or net realizable value. The cost of inventory is determined on a first-in, first-out basis. The cost of work in-process and finished goods are valued at the lower of cost or net realizable value. As at December 31, 2025, the Company’s inventory consisted of the following balances:

	As at December 31, 2025 $	As at December 31, 2024 $
Raw materials	33,827	51,973
Finished goods	18,306	65,269
Total inventory	52,133	117,242

9.	Digital assets

(a)	The changes in the digital assets balance for the following years are as follows:

	January 1, 2025 Balance	Additions	Dispositions	Unrealized (loss) gain	December 31, 2025 Balance
	$	$	$	$	$
Bitcoin	356,877	2,827,102	(647,000)	(249,368)	2,287,611
Dogecoin	154,314	200,000	(401,000)	46,686	—
Solana	350,039	2,052,166	(661,503)	(404,195)	1,336,507
ETH	—	132,093	(47,000)	(30,344)	54,749
XRP	—	150,000	(150,000)	—	—
SUI	—	50,000	—	(27,317)	22,683
LINK	—	221,215	—	(107,325)	113,890
	861,230	5,632,576	(1,906,503)	(771,863)	3,815,440

	January 1, 2024 Balance	Unrealized loss	December 31, 2024, Balance
	$	$	$
Bitcoin	401,000	(44,123)	356,877
Dogecoin	201,000	(46,686)	154,314
Solana	401,000	(50,961)	350,039
	1,003,000	(141,770)	861,230

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized an unrealized loss in change in fair value of $771,863 for the year ended December 31, 2025 (2024 – $141,770).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

During the year ended December 31, 2025, the Company invested an additional $5,632,576 in digital assets. The Company also sold $1,906,503 in digital assets for total gross proceeds of $2,500,425 and recognized a gain on sale of digital assets of $593,922 for the year ended December 31, 2025 (2024 - $Nil).

The following table presents the Company’s digital assets, measured at fair value less and categorized into levels of the fair value hierarchy on the consolidated statements of financial position as at the following:

As at December 31, 2025

	Level 1	Level 2	Level 3
Digital assets, at fair value	Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	3,815,440	—

As at December 31, 2024

	Level 1	Level 2	Level 3
Digital assets, at fair value	Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	861,230	—

10.	Intangible assets

Intangible assets as at December 31, 2025, are as follows:

Cost	Lucid
$
As at December 31, 2025, 2024, and 2023	6,314,571

Accumulated amortization	$
As at December 31, 2023	958,884
Amortization	421,816
As at December 31, 2024	1,380,700
Amortization	420,664
As at December 31, 2025	1,801,364

Net book value
As at December 31, 2025	4,513,207
As at December 31, 2024	4,933,871

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

11.	Trade and other payables

Trade and other payables consist of the following as at:

	December 31, 2025	December 31, 2024
	$	$
Trade payables	1,981,851	3,254,838
Accrued liabilities (i)	2,200,232	1,107,230
	4,182,083	4,362,068

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

(i)	Accrued liabilities consist of the following as at:

	December 31, 2025	December 31, 2024
	$	$
External research and development fees	35,770	55,670
Operational expenses	774,223	178,307
Professional and other fees	981,046	464,060
Accrued interest	409,193	409,193
	2,200,232	1,107,230

12.	Warrants Liability

[a] August 2020 Warrants

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

During the year ended December 31, 2025, 21,250 outstanding warrants expired.

The fair value of the warrants liability as at December 31, 2025, was $Nil (December 31, 2024 – $2) resulting in a gain on change in fair value of $2 for the year ended December 31, 2025 (2024 – $31,336). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

December 31, 2024
Share price	$3.68
Exercise price	$276.90
Expected dividend yield	-
Risk free interest rate	2.91%
Expected life	0.60
Expected volatility	134%

[b] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 14).

The Company determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. During the year ended December 31, 2025, 80,000 total warrants outstanding were exercised on a cashless basis into 66,315 Class B Subordinate Voting Shares. The fair value of the warrants as of December 31, 2025, was $Nil (December 31, 2024 - $212,000) as there were no warrants outstanding as at year end. The fair value of the warrants on June 25, 2025, the date of exercise, was $1,797,056, resulting in a change in fair value of $1,585,056 for the year ended December 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024	June 25, 2025
Share price (CAD)	$5.80	$5.20	$33.48
Exercise price (CAD)	$7.00	$7.00	$7.00
Expected dividend yield	-	-	-
Risk free interest rate	2.97%	2.96%	2.940%
Expected life	5.00	4.95	4.47
Expected volatility	104.39%	104.52%	118.86%
Foreign exchange rate	0.70	0.70	0.73

[c] January 2025 Warrants

On January 20, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of December 31, 2025, was $Nil as there were no warrants outstanding as of yearend. During the year ended December 31, 2025, 152,577 total warrants outstanding were exercised on a cashless basis into 133,002 Class B Subordinate Voting Shares. The fair value of the warrants on June 25, 2025, the date of exercise, was $3,484,401, resulting in a change in fair value of $3,078,745 for the year ended December 31, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	January 20, 2025	June 25, 2025
Share price (CAD)	$4.90	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.99%	2.90%
Expected life	5.00	4.58
Expected volatility	106.90%	118.86%
Foreign exchange rate	0.70	0.73

[d] March 6, 2025 Warrants

On March 6, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of December 31, 2025 was $Nil as there were no warrants outstanding as of yearend. During the year ended December 31, 2025, 10,309 total warrants outstanding were exercised on a cashless basis into 8,986 Class B Subordinate Voting Shares. The fair value of the warrants on June 25, 2025, the date of exercise, was $235,883, resulting in a change in fair value of $197,181 for the year ended December 31, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 6, 2025	June 25, 2025
Share price (CAD)	$6.44	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.72%	2.90%
Expected life	5.00	4.70
Expected volatility	115.20%	118.86%
Foreign exchange rate	0.70	0.73

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

[e] March 28, 2025 Warrants

On March 28, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance was $1,218,875 (Note 15). The fair value of the warrants as of December 31, 2025, was $Nil as there were no warrants outstanding as of yearend. On June 24, 2025, 8,500 warrants were exercised at a price of $7.00 for total gross proceeds of $43,257 (C$59,500) (Note 15). During the year ended December 31, 2025, the remaining 175,420 warrants were exercised on a cashless basis into 137,927 Class B Subordinate Voting Shares (Note 15) on various dates between June 25, 2025, to July 31, 2025. The total fair value of the total warrants on the various dates of exercise was $3,565,586, resulting in a change in fair value of $2,346,711 for the year ended December 31, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 28, 2025	June 25, 2025 – July 31, 2025
Share price (CAD)	$11.08	$25.89 - $33.48
Exercise price (CAD)	$7.00	$7.00
Expected dividend yield	-	-
Risk free interest rate	2.61%	2.90% - 3.01%
Expected life	5.00	4.67 - 4.77
Expected volatility	116.80%	118.79% - 118.86%
Foreign exchange rate	0.70	0.72 - 0.74

13.	Notes payable

As at December 31, 2025, the Company has total notes payable balance of $1,300,549 (December 31, 2024 - $619,029).

RH Capital Finance CO LLC (“RH Capital”)

The loans structured with RH Capital allows the two Australian-based subsidiaries of the Company, FSD Australia and Huge Biopharma, to access liquidity as part of the Australian tax rebate scheme structure to finance its research and developments activities in Australia.

Huge Biopharma Facility:

a.	During the year ended December 31, 2024, Huge Biopharma issued a note payable of $328,525 (AUD $500,000) to RH Capital, with an interest rate of 17% per annum and accrued interest of $38,067 (AUD $58,528) through its maturity in June 2025.

b.	During the year ended December 31, 2025, Huge Biopharma issued a second note payable of $466,506 (AUD $710,000) to RH Capital with an interest rate of 17% per annum and accrued interest of $27,667 (AUD $42,538) through its maturity in June 2025.

c.	During the year ended December 31, 2025, Huge Biopharma was awarded a tax rebate refund of $1,002,661 (AUD $1,564,069) by the Australian Government. The rebate was initially disbursed from the Australian Government to RH capital, which applied that amount against the outstanding debt owed by Huge Biopharma of AUD $1,311,067. The remaining balance of AUD $250,002 was subsequently transferred to Huge Biopharma. Consequently, as of December 31, 2025, all notes payable from Huge Biopharma to RH Capital were fully extinguished.

FSD Australia Facility:

a.	During the year ended December 31, 2025, FSD Australia issued a note payable to RH Capital for $635,496 (AUD $960,000) with an interest rate of 16% per annum and accrued interest of $42,942 (AUD $64,409) through its maturity on November 30, 2025.

b.	During the year ended December 31, 2025, FSD Australia was awarded a tax rebate refund of $888,486 (AUD $1,364,385) by the Australian Government. The rebate was initially disbursed from the Australian Government to RH Capital, which applied that amount against the outstanding debt owed by FSD Australia of AUD $1,024,409. The remaining balance of AUD $339,000 was subsequently transferred to FSD Australia. Consequently, as of December 31, 2025, the note payable from FSD Australia to RH capital was fully extinguished.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

BitGo

On June 4, 2025, the Company obtained a $1,000,000 loan from its primary crypto assets custodian, BitGo Prime, LLC., secured by 14.87584 Bitcoin units pledged as collateral. As at December 31, 2025, the total Bitcoin units pledged were 18.32, valued at $1,601,865. The entire Bitcoin pledged collateral is subject to trading restrictions while securing the loan facility. However, the Company retains the contractual right to recall the collateral at its sole discretion, upon which the Bitcoin units would be immediately released from trading restrictions and available for corporate use. The loan carries an annual interest rate of 9%, payable monthly, and has an open-ended duration, allowing the Company to terminate the loan at its discretion. Under the terms of the agreement, the Company is required to maintain collateral with a fair value of at least 150% of the outstanding loan balance. An origination fee of $5,000 was incurred at initiation of the transaction.

Prismic

The remaining note payable balance of $300,549 was assumed on the acquisition of Prismic and is due on demand.

14.	Convertible debentures

December 2024 Debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “2024 Debenture Units”) at a price of C$1,000 per 2024 Debenture Unit for total gross proceeds of $702,700 (C$1,000,000) (“Tranche 1 and 2”). The December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Each 2024 Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000 (each a “December 2024 Debenture”); and (ii) 80 class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Subordinate Voting Share”). The Debentures mature 36 months from the date of issuance (the “December 2024 Debenture Maturity Date”) and bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. If the holder (“2024 Denture Holder”) of the December 2024 Debenture elects, in its sole and absolute discretion, interest may be paid in Shares at the Conversion Price in effect on the date of payment. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into class B Shares at a conversion price of C$6.25 per Share subject to adjustment (“Conversion Price”). Each December 2024 Warrant entitles the holder to acquire one a “December 2024 Warrant Share” at a price of C$7.00 per December 2024 Warrant Share, for a period of five years from the date of issuance. If the entire amount owing on the December 2024 Debenture is converted within 6 months of the issuance date, the Holder is entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the December 2024 Debenture Maturity Date, which the holder may convert all of any part into Class B Subordinate Voting Shares at the Conversion Price.

The Company may redeem the December 2024 Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable. The December 2024 Debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $245,147 (Note 12).

The fair value of the conversion feature is determined by using with-and-without method (“with-and-without method’) that considers change in expected cash flows due to the conversion. The model includes all terms of the December 2024 Debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance was $320,000. The fair value of the conversion feature as at December 31, 2025, was $Nil (December 31, 2024 - $280,000) as the entire amount of the December 2024 Debenture was converted during the year ended December 31, 2025.

On May 5, 2025, the December 2024 Holder converted a partial amount of the December 2024 Debenture into an aggregate of 103,534 Class B Subordinate Voting Shares (Note 15). On May 23, 2025, the December 2024 Holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 105,840 Class B Subordinate Voting Shares (Note 15). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 209,374.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The fair value of the conversion feature as at dates of conversion on May 5, 2025, and May 23, 2025, was $1,088,190, and $739,260, respectively, resulting in a total loss on change in fair value of $1,003,355 for the year ended December 31, 2025 (2024 - $Nil). Where the original terms of the December 2024 Debentures permit the December 2024 Holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date.

The fair values were determined using the assumptions below:

	December 13, 2024	December 31, 2024	May 5, 2025	May 23, 2025
Share price (CAD)	$5.85	$5.20	$11.86	$15.89
Conversion price (CAD)	$6.25	$6.25	$6.25	$6.25
Expected Volatility	98.04%	100.68%	109.68%	111.59%
Risk free interest rate	2.78%	2.70%	2.83%	2.83%
Expected life	3.00	2.95	2.64	2.60
Credit Spread	12.25%	12.25%	25%	25%
Foreign exchange rate	0.7025	0.6952	0.7240	0.7270

As of December 31, 2025, the Company had the following December 2024 Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	(320,000)
Value of warrants (Note 12 [b])	(245,147)
Initial recognition of debt	$137,553
Accretion expense	14,560
Balance, December 31, 2024	$152,113
Accretion expense	7,426
Balance, date of conversion, May 5, 2025	$159,539
Amount converted	(81,079)
Balance, May 5, 2025	$78,460
Accretion expense	2,630
Balance, date of conversion, May 23, 2025	$81,090
Amount converted	(81,090)
Balance, December 31, 2025	$-

January 2025 Debentures

On January 20, 2025, the Company closed the third tranche of the December 2024 Offering (“Tranche 3”) and issued 1,480 December 2024 Debenture Units for aggregate gross process of $1,032,744 (C$1,480,000). The Tranche 3 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Tranche 3 was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and a reduced exercise price of C$5.25 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $405,656 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at January 20, 2025, as at the date of issuance was $599,770.

On February 7, 2025, the debt holder converted a partial amount of the December 2024 Debenture into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 15). On February 26, 2025, the debt holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 221,237 Class B Subordinate Voting Shares (Note 15). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 373,814.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively, resulting in a total loss on change in fair value of $1,513,174 for the year ended December 31, 2025 (2024 - $Nil). Where the original terms of the debentures permit the holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date.

The fair values were determined using the assumptions below:

	January 20, 2025	February 7, 2025	February 26, 2025
Share price (CAD)	$4.90	$16.16	$8.27
Conversion price (CAD)	$4.85	$4.85	$4.85
Expected Volatility	93.66%	105.28%	104.91%
Risk free interest rate	2.99%	2.63%	2.70%
Expected life	3.00	2.95	2.90
Credit Spread	25%	25%	25%
Foreign exchange rate	0.6978	0.6994	0.6974

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. The Company also incurred a total of $210,872 interest penalties for early conversion of the debentures. This amount was transferred to share capital.

As of December 31, 2025, the Company had the following January 2025 Debenture balance outstanding:

Proceeds	$1,032,744
Value of conversion option	(599,770)
Value of warrants (Note 12 [c])	(405,656)
Initial recognition of debt – January 20, 2025	$27,318
Accretion expense	14,186
Balance, date of conversion – February 7, 2025	$41,504
Amount converted	(27,845)
Balance, February 7, 2025	$13,659
Accretion expense	7,519
Balance, date of conversion, February 26, 2025	$21,178
Amount converted	(21,178)
Balance, December 31, 2025	$-

March 6, 2025 Debentures

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering (“Tranche 4”) and issued 100 December 2024 Debenture Units for aggregate gross process of $69,890 (C$100,000). Tranche 4 was completed under the same terms as the amended December 2024 Debentures, including a conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and an exercise price of C$5.25 per December 2024 Warrant share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $38,702 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 6, 2025, the date of issuance was $30,000.

On March 25, 2025, the debt holder converted the December 2024 Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares (Note 15). The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The fair value was determined using the assumptions below:

March 6, 2025
Share price (CAD)	$6.44
Conversion price (CAD)	$4.85
Expected Volatility	106.09%
Risk free interest rate	2.72%
Expected life	3.00
Credit Spread	25%
Foreign exchange rate	0.6989

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. There was no change in accretion amount from date of issuance to date of conversion.

As of December 31, 2025, the Company had the following March 6, 2025, Debenture balance outstanding:

Proceeds	$69,890
Value of conversion option	(30,000)
Value of warrants (Note 12 [d])	(38,702)
Initial recognition of debt - March 6, 2025 and date of conversion, March 25, 2025	$1,188
Amount converted	(1,188)
Balance, December 31, 2025	$-

March 28, 2025 Debentures

On March 28, 2025, the Company closed the final tranche of the December 4, 2024 Offering (“Tranche 5”) and issued 2,420 December 2024 Debenture Units for aggregate gross proceeds of $1,683,352 (C$2,420,000). Tranche 5 was completed under amended terms, including an increased conversion price of C$6.60 per share, a reduced warrant ratio of 76 December 2024 Warrants per December 2024 Debenture Unit, and an increased exercise price of C$7.00 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $1,218,875 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 28, 2025, the date of issuance was $1,954,755. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $1,490,278 for the year ended December 31, 2025.

Of the 2,420 December 2024 Debenture Units issued, 330 December 2024 Debenture Units were issued to a related party of the Company, which is an entity controlled by a director of the Company, 330 December 2024 Debenture Units were issued to an entity, which is controlled by a family member of a director of the Company, and 1,060 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Of the total loss on issuance of convertible debt of $1,490,278, $1,059,206 was allocated to related parties, therefore disclosed as part of the share-based compensation balance in the key management disclosure in Note 22.

During the year ended December 31, 2025, debt holders converted partial amounts of the December 2024 Debentures into Class B Subordinate Voting Shares on various dates, resulting in a total loss on change in fair value of $2,185,313 for the year ended December 31, 2025 (2024 - $Nil). As of December 31, 2025, the entire December 2024 Debenture was converted, and a total of 376,347 Class B Subordinate Voting Shares were issued.

Where the original terms of the debentures permit the holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date. The fair values of the conversion feature and assumptions used to determine such values, on the date of issuance and conversions are as follows:

	March 28, 2025	April 10, 2025	April 23, 2025	May 12, 2025	May 21, 2025	June 5, 2025
Share price (CAD)	$11.08	$9.38	$9.53	$12.77	$17.03	$18.78
Conversion price (CAD)	$6.60	$6.60	$6.60	$6.60	$6.60	$6.60
Expected Volatility	108.64%	107.93%	108.27%	106.62%	107.09%	107.90%
Risk free interest rate	2.61%	2.81%	2.84%	2.80%	2.97%	2.86%
Expected life	3.00	3.00	2.98	2.93	2.9	2.86
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	0.6952	0.7135	0.7209	0.7144	0.7221	0.7321
Conversion value	$1,954,755	$2,029,678	$2,001,723	$2,612,294	$3,404,094	$3,740,737

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

As of December 31, 2025, the Company had the following March 28, 2025 Debenture balance outstanding

Proceeds	$1,683,352
Value of conversion option	(1,954,755)
Value of warrants (Note 12 [e])	(1,218,875)
Loss on issuance of convertible	1,490,278
Initial recognition of debt - March 28, 2025	$-

The Company has a derivative liabilities and convertible debentures balance of $Nil as of December 31, 2025.

Convertible Debentures issued by Unbuzzd

As of December 31, 2025, the convertible debentures of $472,497 remaining on the consolidated statements of financial position are related to Unbuzzd.

Tranche 1

In April 2025, Unbuzzd issued a total of 172 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $177,416. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of April 15, 2027 (the “Unbuzzd Maturity Date”) or date of conversion. If Unbuzzd has not completed a Liquidity Event (defined below) on or before April 15, 2026, an additional 10% per annum (for an aggregate of 18%) will begin to accrue monthly starting April 16, 2026.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before April 15, 2027 for 115% of the Unbuzzd Liquidity Event Price.

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$2,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

Tranche 2

On July 7, 2025, Unbuzzd issued a total of 50 unsecured convertible debenture units at a price of US$1,000 per Debenture for gross proceeds $50,000 with the same terms as Tranche 1.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Tranche 3

In August and September 2025, Unbuzzd issued a total of 92.50 unsecured convertible debenture units (each, an ‘Unbuzzd Debenture’) at a price of US$1,000 per Debenture for gross proceeds of $92,500 with the same terms as Tranche 1.

Tranche 4

In October and November 2025, Unbuzzd issued a total of 35 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $35,000. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of December 31, 2027 (the “Unbuzzd Maturity Date”) or date of conversion.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before December 31, 2027 for 115% of the Unbuzzd Liquidity Event Price.

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$5,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

The convertible debenture was determined to be financial instruments comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange as well as failing the fixed-to-fixed clause for classifying as equity. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability.

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at April 15, 2025, July 7, 2025, August/September 2025, and October/November 2025, the dates of issuances were $Nil. The fair value of the conversion feature as at December 31, 2025, was also $Nil, resulting in no change in fair value during the year for all tranches. The fair values were determined using the assumptions below:

	April 15, 2025	July 7, 2025	August/ September 2025	October/ November 2025	December 31, 2025
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected Volatility	119.78%	132.95%	136.82%-141.83%	124.06%-127.63%	135.29%
Risk free interest rate	2.54%	2.69%	2.50%-2.69%	2.46%-2.47%	2.55%
Expected life (years)	2.00	1.77	1.59-1.71	2.16-2.28	1.31-2.00
Credit Spread	25%	25%	25%	25%	25%
Foreign exchange rate	1.39	1.37	1.38	1.40	1.37

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Secured debentures

On July 25, 2025, Unbuzzd issued a total of 110 secured convertible debenture units (each an “Unbuzzd Secured Debenture”) at a subscription price of US$1,000 per Debenture. Each Debenture Unit consists of (i) a USD$1,111.11 principal amount secured convertible debenture and (ii) such number of common share purchase Unbuzzd Warrants for gross proceeds of $122,222. The Unbuzzd Secured Debentures will mature (the “Unbuzzd Secured Debenture Maturity Date”) on the earlier of (i) July 25, 2026, or (ii) the date that is one month following the closing of a Qualified Financing, as defined below.

Each unit consists of one (1) Unbuzzd Common Share and (ii) one Unbuzzd Warrant. Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before July 25, 2027, for 115% of the Liquidity Event Price.

The conversion price (“Unbuzzd Secured Debenture Conversion Price”) is equal to:

i)	US$0.05 per Unbuzzd Unit;

ii)	In the event of a Qualified Financing, then 0.80 multiplied by the Qualified Financing Price; or

iii)	In the event of a Liquidity Event, then 0.80 multiplied by the Liquidity Event Price:

Following the completion of a Qualified Financing or immediately prior to a Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Secure Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Units at the Conversion Price.

Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$500,000. Liquidity Event means a takeover transaction or going public transaction.

The Unbuzzd Secured Debenture is collateralized by a priority security interest in substantially all assets of Unbuzzd pursuant to the terms of a general security agreement.

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own trading and volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at the date of issuance and December 31, 2025, was $Nil. The fair values were determined using the assumptions below:

	July 25, 2025	December 31, 2025
Share price (USD)	$0.00017	$0.00017
Conversion price (USD)	$0.05000	$0.05000
Expected Volatility	168.20%	146.51%
Risk free interest rate	2.77%	2.55%
Expected life (years)	1.00	0.56
Credit Spread	25%	25%
Foreign exchange rate	1.37	1.37

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

As of December 31, 2025, the Company had the following total debentures balance outstanding for the secured and unsecured tranches:

	Unsecured	Secured	Total
Proceeds	$334,955	$122,222	$457,177
Initial recognition of debt	$334,955	$122,222	$457,177

Accretion expense	14,833	487	15,320
Balance, December 31, 2025	$349,788	$122,709	$472,497

Warrant liability

During the year ended December 31, 2025, Unbuzzd issued warrants attached to its convertible debentures.

Unbuzzd determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). Unbuzzd uses the Black-Scholes pricing model to estimate fair value. Expected volatility was estimated by using historical volatility of other companies that the Unbuzzd considers comparable that have trading and volatility history. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability on dates of issuance for both secured and unsecured convertible debentures issued was $Nil. The fair value of these warrants as of December 31, 2025, was also $Nil.

The fair value of the unsecured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	April 15, 2025	July 7, 2025	August/ September 2025	October/ November 2025	December 31, 2025
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected dividend yield	-	-	-	-	-
Risk free interest rate	2.54%	2.69%	2.49%-2.69%	2.46%-2.47%	2.55%
Expected life (years)	2.00	1.77	1.57-1.69	2.13-2.25	2.00
Expected volatility	119.78%	132.95%	136.82-%141.83%	124.06%-127.63%	135.29%
Foreign exchange rate	1.39	1.37	1.38	1.40	2.00

The fair value of the secured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	July 25, 2025	December 31, 2025
Share price (USD)	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000
Expected dividend yield	—	—
Risk free interest rate	2.77%	2.55%
Expected life (years)	2.00	1.56
Expected volatility	168.20%	146.51%
Foreign exchange rate	1.37	1.37

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

15.	Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares (“Class A Multiple Voting Shares”) and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally regarding the Company’s residual assets.

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

During the year ended December 31, 2024, the Company consolidated its Class A and Class B shares on a 65:1 basis, and the effect was applied retroactively for all comparative years presented.

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2022	2	151,588	592,372	143,258,972	99,725	2,142,400
Plan of arrangement [a]	—	34	1	—	—	—
Shares repurchase [b]	—	—	(29,303)	(7,165,356)	—	—
Warrants issued [c]	—	—	—	—	61,154	1,372,763
PSU converted to shares [d]	—	—	41,848	1,464,000	—	—
Share options exercised [e]	—	—	323	33,247	—	—
Share-based payments [f]	—	—	555	36,000	—	—
Warrants expired [g]	—	—	—	—	(2,047)	(791,807)
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356
Shares issued [h]	10	79	1,384,783	10,670,539	—	—
Shares for debt [i]	—	—	301,423	1,990,213	—	—
Warrants expired [j]	—	—	—	—	(20,770)	(286,189)
Warrants cancelled [k]	—	—	—	—	(7,692)	(439,408)
RSUs converted to shares [l]	—	—	7,500	31,009	—	—
Warrants issued [m]	—	—	—	—	80,000	—
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759

Shares issued - convertible debentures [n]	—	—	984,792	8,192,245	—	—
Exercise of options [o]	—	—	37,192	232,444	—	—
Warrants issued [p]	—	—	—	—	346,806	—
Warrants expired [q]	—	—	—	—	(130,338)	(1,987,750)
Exercise of warrants [r]	—	—	354,730	9,126,182	(426,806)	—
Exercise of RSUs [s]	—	—	92,690	515,625	—	—
Shares issued for debt [t]	—	—	73,744	775,087	—	—
Shares issued [u],[v]	30	546	45,079	390,837	—	—
Balance, December 31, 2025	42	152,247	3,887,729	169,551,044	32	10,009

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Activity during the year ended December 31, 2023

[a]	In November 2023, the Company completed the Plan of Arrangement reorganization. The Company cancelled all 2 Class A Shares of the Company and reissued 1 new Class B shares and 2 new Class A Shares. The Company cancelled all 605,795 Class B shares outstanding and reissued 605,795 new Class B shares. There was 1 previously issued Class B share that was removed due to an administrative adjustment. The Company also cancelled and reissued 94,473 FSD Pharma New Distribution Warrants. Each holder of the Company’s Class A shares, Class B shares and the FSD Pharma New Distribution Warrants was distributed a share of Unbuzzd from the Company for each Class A share, Class B share and New Distribution Warrant held. As a result, the Company issued 703,270 shares of Unbuzzd which was recognized as a deemed dividend of $8,673 with a corresponding adjustment to NCI.

[b]	The Company repurchased and canceled 29,303 Class B Subordinate Voting Shares at prevailing market prices as part of its share repurchase program.

[c]	The Company issued 61,154 warrants for consulting services with a fair value of $1,384,970. The Company recognized $1,372,763 as expense during the year ended December 31, 2023, with the remaining $12,206 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

[d]	The Company converted 41,848 PSUs to Class B Subordinate Voting Shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND.

[e]	323 share options were exercised with an exercise price of C$84.50 in exchange for 323 Class B Common shares.

[f]	The Company issued 555 Class B Subordinate Voting Shares for services received during the year with a fair value of $36,000.

[g]	2,047 warrants expired unexercised.

Activity during the year ended December 31, 2024:

[h]	The Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B Subordinate Voting Shares, having an aggregate offering price up to $11,154,232. During the year ended December 31, 2024, the Company issued 1,384,783 common shares for gross proceeds of $11,146,731. A cash commission of $334,403 based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $141,789, resulted in total share issuance costs of $476,192. The net proceeds were $10,670,539.

During the year ended December 31, 2024, the Company issued 10 Class A Multiple Voting Shares of the Company for total gross proceeds of approximately $79 (C$108).

[i]	During the year ended December 31, 2024, the Company issued a total of 53,263 Class B Subordinate Voting Shares to settle debts owing to arm’s length creditors at various prices for total fair value of $972,757. The number of shares issued include 846 RSU that were issued and converted into shares for debt. The decrease in the payable for these creditors was based on the total fair value of the shares issued.

During the year ended December 31, 2024, the Company issued a total of 248,160 Class B Subordinate Voting Shares in lieu of a cash bonus granted to executives of the Company. The total fair value of the shares issued was $1,017,456. The fair value of the bonus was recognized under payroll expenses.

[j]	20,770 warrants expired unexercised.

[k]	On September 6, 2024, the Company cancelled an aggregate of 7,692 warrants with an exercise price of C$97.50 to purchase Class B Subordinate Voting Shares, which were previously granted to a board member.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

[l]	On September 6, 2024, the Company granted 7,500 RSUs to an arm’s length party with a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance. The total amount was recognized as share-based compensation expense as the RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

[m]	On December 13, 2024, 80,000 warrants of the Company were issued as part of the issuance of Debentures (Note 14).

Activity during the year ended December 31, 2025

[n]	On February 7, 2025, a partial amount of the December 2024 Debentures (Tranche 3) was converted into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 14). On February 26, 2025, the remaining amount was converted into an aggregate of 221,237 Class B Subordinate Voting Shares (Note 14). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the December 2024 Debentures (Tranche 3) was 373,814 with a total value of $2,372,839 transferred to share capital.

On March 25, 2025, the full amount of the March 6, 2025 Debenture (Tranche 4) of $100,000 was converted into an aggregate of 25,257 Class B Subordinate Voting Shares with a value of $31,188 (Note 14).

On May 5, 2025, a partial amount of the December 2024 Debentures (Tranches 1 and 2) was converted into an aggregate of 103,534 Class B Subordinate Voting Shares (Note 14). On May 23, 2025, the remaining amount was converted into an aggregate of 105,840 Class B Subordinate Voting Shares (Note 14). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the entire December 2024 Debentures was 209,374 with a total value of $1,603,513 transferred to share capital.

During the year ended December 31, 2025, the full amount of the March 28, 2025 Debenture (Tranche 5) was converted into an aggregate of 376,347 Class B Subordinate Voting Shares on various dates (Note 14), with a total value of $4,184,705 transferred to share capital.

[o]	During the year ended December 31, 2025, the Company issued an aggregate of 37,192 Class B Subordinate Voting Shares upon the exercise of 37,192 share options with exercise price ranging from C$5.25 to C$6.60 for total gross proceeds of $148,086. Total amount of $232,444 was transferred to share capital. The market prices on the dates of option exercise ranged between C$18 to C$38 per Class B Subordinate Voting Share.

[p]	During the year ended December 31, 2025, 152,577 warrants of the Company were issued as part of the issuance of January 20, 2025 Debentures (Tranche 3) (Note 14).

During the year ended December 31, 2025, 10,309 warrants of the Company were issued as part of the issuance of March 6, 2025 Debentures (Tranche 4) (Note 14).

During the year ended December 31, 2025, 183,920 warrants of the Company were issued as part of the issuance of March 28, 2025 (Tranche 5) (Note 14).

[q]	During the year ended December 31, 2025, 130,338 warrants expired unexercised.

[r]	During the year ended December 31, 2025, 8,500 warrants were exercised into 8,500 Class B Subordinate Voting Shares for cash proceeds of $43,257. Total amount transferred to share capital is $99,588, which includes the reversal of warrant liability of $56,331. The warrants were issued as part of the issuance of March 28, 2025 Debentures (Note 12). A total of 418,306 warrants issued in connection with the convertible debentures for Tranches 1 to 5 were exercised on a cashless basis into 346,230 Class B Subordinate Voting Shares.

[s]	During the year ended December 31, 2025, 32,690 RSUs were exercised into 32,690 Class B Subordinate Voting Shares. Total of $137,625 was transferred to share capital. During the year ended December 31, 2025, 60,000 RSUs were exercised with a price of $6.30 in exchange for 60,000 Class B Subordinate Voting Shares. Total of $378,000 was transferred to share capital.

[t]	During the year ended December 31, 2025, the Company settled an aggregate of $775,087 of amounts owing to various arm’s length creditors through the issuance of 73,744 Class B Subordinate Voting Shares at prices ranging between $7.21 to $29.99 per Class B Subordinate Voting Share. The Company incurred a net gain on settlement of debt of $43,336 during the year ended December 31, 2025. This net gain resulted from a significant gain on the settlement of one debt obligation, which fully offset losses recognized on other debt settlements during the year.

[u]	During the year ended December 31, 2025, pursuant to the ATM agreement, the Company issued 45,079 common shares for a total increase in share capital of $402,320, of which gross proceeds of $347,615 were received and $54,705 was included in subscription receivables as of December 31, 2025. A total cash commission of $10,058 based on 2.50% of the aggregate gross proceeds, plus other trading expenses of $1,425 resulted in total share issuance costs of $11,483. Share issuance costs of $1,653 related to other receivables have not been paid as of December 31, 2025. The net proceeds received were $337,785 during the year ended December 31, 2025.

[v]	During the year ended December 31, 2025, the Company received total proceeds of $546 (C$750) for 30 Class A Multiple Voting Shares at a price of C$25 per share, which were issued as of December 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The changes in the number of warrants outstanding during the years ended December 31, 2025, 2024, and 2023:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	99,725	355.95
Issued	61,154	295.75
Expired	(2,047)	260.65
Outstanding as at December 31, 2023	158,832	328.30

Issued	80,000	7.00
Cancelled	(7,692)	97.50
Expired	(20,770)	305.41
Outstanding as at December 31, 2024	210,370	250.33

Issued	346,806	6.18
Expired	(130,338)	216.54
Exercised	(426,806)	6.33
Outstanding as at December 31, 2025	32	1,737.65

Measurement of fair values

During the year ended December 31, 2025, a total of 346,806 warrants of the Company were issued in connection with the issuance of the December 2024 Debentures, March 6, 2025 Debentures, and March 28, 2025 Debentures (Note 14). These warrants are classified as derivative liabilities (Note 12 b-e). As of December 31, 2025, the total amount of warrants of 426,806 issued in connection with all tranches of the convertible debentures were fully exercised. As of December 31, 2025, there were no warrants outstanding classified as derivative liabilities.

There were no warrants issued during the year ended December 31, 2025, under equity.

The following table is a summary of the Company’s warrants outstanding as at December 31, 2025:

	Exercise price	Number outstanding
Expiry Date	C$	#
January 16, 2026	1,737.65	26
January 20, 2026	1,737.65	6
	1,737.65	32

(i)	Warrants were issued in US$

16.	Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one Class B Subordinate Voting Share on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the year ended December 31, 2025, the Company granted a total of 155,692 (2024 – 54,308 and 2023 – 38,277) share options.

During the year ended December 31, 2025, an aggregate of Nil (2024 – 904 and 2023 – 4,637) share options expired.

During the year ended December 31, 2025, an aggregate of 37,192 (2024 – Nil and 2023 - 323) share options were exercised for total gross proceeds of $148,086. The total contributed surplus of $84,358 was transferred share capital.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

During the year ended December 31, 2025, the Company cancelled an aggregate of Nil options (2024 – 48,804 and 2023 – Nil), which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company.

The changes in the number of share options outstanding during the year ended December 31, 2025, are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	42,456	6.97
Granted	155,692	18.60
Exercised	(37,192)	5.53
Outstanding as at December 31, 2025	160,956	18.87
Exercisable as at December 31, 2025	160,956	18.87

The changes in the number of share options outstanding during the year ended December 31, 2024, are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	37,856	101.59
Granted	54,308	26.24
Cancelled	(48,804)	95.68
Expired	(904)	352.83
Outstanding as at December 31, 2024	42,456	6.97
Exercisable as at December 31, 2024	34,123	7.30

The changes in the number of share options outstanding during the year ended December 31, 2023 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	6,439	241.47
Granted	38,277	99.05
Forfeited	(1,900)	135.64
Exercised	(323)	84.50
Expired	(4,637)	262.12
Outstanding as at December 31, 2023	37,856	101.59
Exercisable as at December 31, 2023	36,875	100.01

Measurement of fair values

The fair value of share options granted during the years ended December 31, 2025, 2024 and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2025	2024	2023
Grant date share price	C$6.64 - C$22.75	C$5.20 - C$72.15	C$83.20 - $C161.20
Exercise price	C$6.60 - C$24.50	C$5.25 - C$97.50	C$84.50 - $C159.25
Expected dividend yield	—	—	—
Risk free interest rate	2.60% - 2.77%	2.91% - 4.20%	2.88% - 3.99%
Expected life	2-5 years	2.00 years	2.91 – 5.00 years
Expected volatility	119% -136%	66% - 103%	95% - 110%

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company’s share options outstanding as at December 31, 2025:

Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	0.16	154.39	228
156.55	228	0.23	156.55	228
5.60	12,500	0.68	5.60	12,500
9.90	50,000	1.23	9.90	50,000
24.50	98,000	4.74	24.50	98,000
18.87	160,956	3.32	18.87	160,956

The following table is a summary of the Company’s share options outstanding as at December 31, 2024:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	1.16	154.39	228
156.55	228	1.23	156.55	228
5.60	12,500	1.68	5.60	4,167
5.25	29,500	1.74	5.25	29,500
6.97	42,456	1.72	7.30	34,123

The following table is a summary of the Company’s share options outstanding as at December 31, 2023:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
84.50	30,769	4.07	84.50	30,769
110.50	1,046	1.87	110.50	1,046
146.25	769	0.42	146.25	769
150.15	231	2.16	150.15	231
150.15	231	2.23	150.15	231
159.25	4,523	2.15	159.25	3,562
189.15	79	2.00	189.15	79
243.75	77	0.21	243.75	77
250.90	77	2.86	250.90	58
3,266.25	54	0.28	3,266.25	53
101.59	37,856	3.66	100.01	36,875

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

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU convert into one Class B Subordinate Voting Share at $Nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of Class B Subordinate Voting Shares reserved for issuance may not exceed 10% of the aggregate number of Class B Subordinate Voting Shares that are outstanding unless the Board has increased such limit by a Board resolution.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

PSUs

There were no PSUs issued during the year ended December 31, 2025. As at December 31, 2025, there were no PSUs outstanding (December 31, 2024 – Nil and December 31, 2024 - Nil).

RSUs

On February 23, 2024, the Company granted 846 RSUs pursuant to the shares for debt transactions. The RSUs vested immediately upon grant and 846 Class B Subordinate Voting Shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the year ended December 31, 2025, the Company recognized $88,568 (2024 - $49,057) as share-based compensation expense and contributed surplus. On April 3, 2025, the total amount of 32,690 RSUs were exercised and converted into 32,690 Class B Subordinate Voting Shares.

On September 6, 2024, the Company granted 7,500 RSUs at a price of $4.13 per unit for a total value of $31,009 based on the Class B Subordinate Voting Share price at the date of issuance, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

On April 15, 2025, the Company granted 60,000 RSUs at a price of $6.30 per unit for a total value of $378,000, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and were exercised and converted into 60,000 Class B Subordinate Voting Shares for the same value during the year ended December 31, 2025.

On August 15, 2025, the Company granted a total of 1,600 RSUs to two individuals for 800 RSUs each, with the following vesting conditions:

First Vesting Tranche of 500 RSUs: i. The filing of an investigational new drug (“IND”) application with the U.S. FDA, or an equivalent regulatory filing in another country for the start of a clinical trial for Lucid-MS. This condition must be met within one year of the date of this resolution. If not achieved within one year, no RSUs vest under this tranche.

Second Vesting Tranche of 300 RSUs: i. Receipt of a no-objection letter or an equivalent regulatory approval from the U.S. FDA or other regulatory institution permitting the commencement of the clinical trial associated with the IND filing in the First Vesting Tranche.

During the year ended December 31, 2025, the Company recognized $13,581 as share-based compensation expense related to the portion vested using a price of $22.45 on the date of issuance.

On September 26, 2025, the Company granted 96,000 RSUs at a price of $16.32 per unit with a maturity of March 31, 2026. The Company recognized a value of $825,661 as share-based compensation expense related to the vested portion during the year ended December 31, 2025.

The change in the number of RSUs during the years ended December 31, 2025, and 2024 is as follows:

Number of RSUs
#
Outstanding as at December 31, 2024	32,690
Granted	157,600
Converted to common shares	(92,690)
Outstanding as at December 31, 2025	97,600

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	41,036
Converted to common shares	(8,346)
Outstanding as at December 31, 2024	32,690

The Company recognized share-based compensation as follows for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
	$	$	$
Share options (i)	1,639,691	72,149	1,951,757
RSUs	1,305,811	80,065	—
PSUs	—	—	458,253
Shares for services	—	—	36,000
Warrants for services	—	—	1,372,763
Other (ii)	—	—	16,702
	2,945,502	152,214	3,835,475

(i)	Includes $44,305 share-based compensation from Unbuzzd for the year ended December 31, 2025.

(ii)	Share-based compensation related to share options and restricted share units issued by Unbuzzd and convertible into common shares of Unbuzzd.

17.	Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Unbuzzd on July 31, 2023. As of December 31, 2025, the Company has a 19.84% (December 31, 2024 – 22.95%) ownership interest in Unbuzzd through Unbuzzd Common Shares. The non-controlling interest represents the Unbuzzd Common Shares not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2023	(327,501)
Net loss for the year	(712,805)
Balance, December 31, 2024	(1,040,306)
Net loss for the year	(781,554)
Balance, December 31, 2025	(1,821,860)

The consolidated financial statements incorporate the assets and liabilities of Unbuzzd as of December 31, 2025.

18.	Loss per share

Net loss per Class B Subordinate Voting Share represents net loss attributable to common shareholders divided by the weighted average number of Class B Subordinate Voting Shares outstanding during the year.

For all the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the years ended December 31, 2025, 2024, and 2023 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	#	#	#
Warrants	32	210,370	210,370
Share Options	160,956	42,456	42,456
RSUs	97,600	32,690	32,690
	258,588	285,516	285,516

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

19.	General and administrative

Components of general and administrative expenses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
	$	$	$
Professional fees	3,278,735	3,074,130	3,248,233
Investor relations	1,896,573	1,748,242	665,915
Salaries, wages and benefits (Note 15[i])	2,204,319	2,658,364	1,855,087
Consulting fees	793,753	797,863	1,305,434
Office and general administrative	889,573	879,272	2,294,476
Foreign exchange loss (gain)	(15,035)	252,226	(336,421)
	9,047,918	9,410,097	9,032,724

20.	Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operated in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices.

The Company’s Strategic Investments segment was focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company’s total current and non-current assets and current and non-current liabilities as of December 31, 2025, and 2024 on a segmented basis:

	As at December 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	6,478,353	—	6,478,353
Non-current assets	4,682,556	—	4,682,556
Current liabilities	6,058,294	—	6,058,294

	As at December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	8,620,407	3,432,340	12,052,747
Non-current assets	5,066,477	—	5,066,477
Current liabilities	6,678,992	—	6,678,992

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the years ended December 31, 2025, and 2024 on a segmented basis:

	For the year ended December 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	1,219	(237,303)	(236,084)
Total operating expenses	15,301,638	736	15,302,374
Net (loss) income	(27,193,407)	236,567	(26,956,840)

	For the year ended December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(14,695)	(558,196)	(572,891)
Total operating expenses	16,135,899	361	16,136,260
Net (loss) income	(15,473,364)	557,835	(14,915,529)

21.	Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$50,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $Nil and maximum milestone payments of C$9,375,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimated at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the consolidated statements of loss and comprehensive loss in that year.

GBB Drink Lab, Inc. (“GBB”)

On May 12, 2023, the Company announced that it had received a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claimed that its assets were valued at US$53,047,000 as of August 30, 2022 (prior to the misappropriation and material breach).

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. denied the Company’s request to dismiss the lawsuit.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company) and a counterclaim against GBB. The Company alleged that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the Company’s best interests. GBB and Romano then denied the allegations in their respective answers.

Discovery concluded in July 2025, and on July 21, 2025, the parties filed various pre-trial motions, including summary judgment motions. On October 9, 2025, the Court granted the motion for the Company’s current counsel, Given Pursley LLP, to appear, officially appointing them and relieving prior counsel, Blank Rome LLP. A status conference was held on December 16, 2025, where the Court ruled on several pending motions. The Court granted Mr. Romano’s motion for summary judgment, dismissing all claims against him. The Court reserved ruling on the Company’s motion for summary judgment, ordering supplemental briefing on the issue of whether GBB has been standing to pursue its claims after selling its assets to a third party. The trial, previously set for January 2026, has been continued.

The parties filed supplemental briefs addressing standing in accord with the Court’s order. But GBB then filed a reply brief. On February 17, 2026, the Company filed a motion to strike GBB’s reply brief and accompanying exhibits, arguing that the filing was unauthorized. On February 18, 2026, GBB filed a response in opposition to the motion to strike. And, as of the date of this annual report, the Court has not yet ruled on standing or the Company’s pending summary judgment motion.

Raza Bokhari

On May 21, 2025, the Company entered into a comprehensive settlement agreement with Dr. Raza Bokhari, its former CEO, resolving all outstanding litigation in Canada and the U.S. This concludes disputes originating from Dr. Bokhari’s 2021 termination and subsequent legal actions, including:

●	A wrongful dismissal arbitration (initially claiming $30.2 million), dismissed in 2022 with costs awarded to the Company.

●	Multiple court proceedings related to share cancellations, indemnification claims, and U.S. enforcement of arbitration awards.

The Company received a one-time payment of $2,350,000, recorded as other income during the year ended December 31, 2025. All outstanding cost awards and claims were mutually waived.

This settlement eliminated all future legal uncertainties and associated costs, which confirmed a $2.35 million payment from Dr. Bokhari to fully resolve all outstanding claims in Canada and the United States.

Deferred Income

On December 24, 2024, the Company entered into a Prepaid Forward Purchase Agreement (the “Purchase Agreement”) with Sports Coat LLC (“Buyer”). Under the terms of the agreement, the Buyer agreed to provide financing of US$1,000,000 to the Company in exchange for the right to receive a portion of the proceeds from certain ongoing litigations.

These litigations include, but are not limited to, claims relating to either:

●	Alleged market manipulation involving FSD Pharma Inc., Quantum BioPharma Ltd., or any other related entity; or

●	Matters involving Dr. Raza Bokhari.

The financing provided under the Purchase Agreement is non-recourse, which stipulates that the Company is not obligated to repay the $1,000,000 if no proceeds are realized from the litigations. The Buyer assumes the risk of loss in the event of non-collection of litigation proceeds. The agreement does not include a predefined repayment schedule, a specified due date, or a general pledge of the Company’s assets as collateral for repayment.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

The Purchase Agreement specifies events of default, including failure to pay amounts due, breach of material terms, termination of legal representation without cause, misrepresentation, misappropriation of litigation proceeds, insolvency, or challenges to the agreement’s validity. In such cases, the Buyer may declare the full amount immediately due and enforce its security interest.

The Company received the full $1,000,000, which has been recorded as deferred income as at December 31, 2024.

During the year ended December 31, 2025, the Company received $2,350,000 in litigation proceeds as part of a settlement related to the Raza Bokhari Claims. In accordance with the agreement with the Buyer, the Company paid $1,420,000 to the Buyer, representing the full repayment of the principal and the additional return calculated under the Purchase Agreement. The $1,000,000 initially recorded as deferred income was recognized as other income during the year ended December 31, 2025. The remaining settlement proceeds of $930,000 were also recognized as other income.

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million. On May 1, 2025, the Company filed an amended complaint, in response to the Motion to Dismiss filed by the banks on January 31, 2025.

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in “spoofing,” an unlawful trading practice, to manipulate the market price of Quantum’s shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum’s share price was declining. This practice allegedly “tricked” other investors into selling their shares at lower prices, driving the company’s share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD $700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants’ spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The defendants filed a motion to dismiss on June 16, 2025, and the Company is awaiting the decision from the U.S. District Court for the Southern District of New York.

22.	Related party transactions

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain individuals performing similar functions.

Key management personnel are those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the year ended December 31, 2025, was $121,713 (2024 - $161,048 and 2023 – $175,140).

b)	During the year ended December 31, 2025, the Company granted 120,692 options to officers and employees of the Company, each with exercise prices ranging from C$6.60 to C$24.50 and expiring 2-5 years from the date of issuance.

c)	During the year ended December 31, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan had a maturity date of April 26, 2025, and was part of FSD Strategic Investments’ portfolio of finance receivables. During the year ended December 31, 2024, a payment of C$400,000 was made by the CEO, and monthly payments were subsequently reduced to C$4,000. During the year ended December 31, 2025, the CEO made a payment of C$800,000 towards the loan, thereby settling the total debt outstanding owed to FSD Strategic Investments.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

d)	During the year ended December 31, 2025, the Company accrued management bonuses of $645,570.

e)	During the year ended December 31, 2024, the Company granted 23,000 options to officers and employees of the Company each with exercise prices ranging from C$5.25 to C$5.60 and expiring two years from date of issuance.

f)	During the year ended December 31, 2024, the Company cancelled 30,768 options held by officers and employees of the company. They issued RSU of 30,768 in replacement of the cancelled options.

g)	During the year ended December 31, 2024, the Company granted the Co-Chairman of the board, the CEO and the current CFO total shares of 248,160 with a fair value of $1,017,456 as bonus for the year.

h)	On August 15, 2024, the Company closed a non-brokered private placement and issued 4 Class A Multiple Voting Shares at a price of C$18 per Class A Multiple Voting Share for aggregate gross proceeds of C$72 to two non-arm’s length parties, with each entity receiving 2 Class A Multiple Voting Shares. On September 13, 2024, the Company closed a non-brokered private placement and issued 6 Class A Multiple Voting Shares at a price of $6 per Class A Multiple Voting Share for gross proceeds of C$36 to the same two non-arm’s length parties, with each entity receiving 3 Class A Multiple Voting Shares.

i)	On December 10, 2025, the Company closed a non-brokered private placement and issued 30 Class A multiple Voting Shares at a price of C$25 per Class A Multiple Voting Share for aggregate gross proceeds of C$750 to two non-arm’s length parties, with each receiving 15 Class A Multiple Voting Shares.

j)	During the year ended December 31, 2025, the Company, through its subsidiary FSD Strategic Investments, sold its entire portfolio of loan receivables to a corporation owned by the CFO of the Company (Note 6).

k)	During the year ended December 31, 2025, the Company entered into a lease agreement with Peak Corp, an entity in which a director is a family member of a senior officer of the Company. This lease arrangement resulted in the right-of-use asset recognized as at December 31, 2025, of $102,320. The lease term ends June 30, 2027.

Key management personnel compensation during the years ended December 31, 2025, 2024, and 2023 is comprised of:

	2025	2024	2023
	$	$	$
Salaries, benefits, bonuses and consulting fees	1,501,380	908,052	1,395,096
Share-based payments	1,994,558	1,085,669	1,980,732
	3,495,938	1,993,721	3,375,828

As at December 31, 2025, the Company has $645,570 owing to related parties related to bonus accruals included in accounts payable and accrued liabilities (December 31, 2024 - $Nil).

23.	Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at December 31, 2025, the Company’s share capital was $169,703,291 (December 31, 2024 – $150,470,325). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the years ended December 31, 2025, and 2024.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

24.	Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

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

●	Foreign currency risk

Foreign currency risk arises with financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact on the consolidated financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at December 31, 2025.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at December 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Fair values

The carrying values of cash, other receivables (excluding sales tax recoverable), trade and other payables and notes payable approximate fair values due to the short-term nature of these items, or they are being carried at fair value or, for notes payable, interest payables and convertible debentures are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. During the year ended December 31, 2025, there were no transfers of amounts between levels.

25.	Income taxes

The reconciliation of income tax expense for the years ended December 31, 2025, 2024 and 2023 consists of the following:

	2025	2024	2023
	$	$	$
Loss from continuing operations before income taxes	(26,956,840)	(14,915,529)	(18,230,588)
Statutory federal and provincial tax rate	26.50%	26.50%	26.50%
Income tax recovery at the statutory tax rate	(7,143,560)	(3,952,615)	(4,831,106)
Non-deductible and other expenses	4,429,550	—	—
Permanent differences	—	(118,813)	2,557,822
Book to filing adjustments	176,680	—	(119,668)
Share issuance cost booked directly to equity	—	(126,188)	—
Impact of tax rate changes	—	(197,652)	(42,277)
Foreign exchange	—	2,250,728	(582,404)
Change in tax benefits not recognized	2,537,330	2,144,540	3,017,633
	—	—	—

Deferred Tax

The following table summarizes the components of deferred tax:

2025
$
Deferred tax assets
Capital lease obligation	27,340
Operating tax losses carried forward	1,214,700
Subtotal of assets	1,242,040

Deferred tax liabilities
Intangible assets	(1,189,740)
Right of use assets	(27,120)
Investments	(25,180)
Subtotal of liabilities	(1,242,040)

Net deferred tax liability	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the consolidated financial statements

[expressed in United States dollars]

For the years ended December 31, 2025, 2024, and 2023

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following temporary differences as at December 31, 2025 and 2024:

	2025	2024	2023
	$	$	$
Non-capital losses - Canada	106,969,370	96,555,590	88,880,329
Net-operating loss - US	5,073,170	5,073,167	5,073,156
Share-issuance costs	299,950	631,807	1,046,314
Capital losses carried forward	3,411,920	3,248,902	3,534,651
Other investments	—	2,320,154	2,528,002
IFRS 16	—	294	5,814
Digital assets	913,630	—	—
Property, plant and equipment	855,630	1,249,717	849,854
Total	117,523,670	109,079,631	101,918,120

The Company’s Canadian non-capital income tax losses expire as follows:

2038	$2,526,050
2039	11,506,050
2040	20,471,120
2041	18,965,290
2042	19,965,190
2043	10,886,680
2044	12,658,210
2045	9,990,770
$106,969,360

The Company has cumulative US federal net operating loss carryforwards of approximately $5.07 million which will start to expire in 2026. Utilization of net operating loss carryforwards may be subject to limitations in the event of a change in ownership pursuant to United States Internal Revenue Code (“IRC”) § 382, and similar state provisions. As a result of the acquisition of Prismic on June 28, 2019, the preacquisition net operating loss carry forwards of approximately $4.93 million could be subject to IRC § 382 limitation as the acquisition could constitute a change of ownership.

26.	Subsequent events

●	Subsequent to December 31, 2025, the Company successfully sold an aggregate of $5,350,781 in proceeds under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent.

●	On March 11, 2026, the Company issued 44,415 Class B Subordinate Voting Shares to executives and employees of the Company upon the exercise of RSUs.

●	On March 20, 2026, the Company announced that it had closed its first tranche of a private placement offering, initially announced on March 10 and 11, 2026, and issued 3,750 debenture units for aggregate gross proceeds of C$3,750,000. One director of the Company participated in the private placement offering and subscribed for 300 debenture units, representing aggregate gross proceeds of C$300,000.

●	On March 20, 2026, the Company also announced the completion of debt settlements by issuing an aggregate of 370,457 Class B Subordinate Voting Shares in the Company to settle approximately C$1,117,727 of debt owed to certain arm’s length creditors and insiders of the Company.